Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251306

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Strategic Storage Trust IV, Inc. (“SST IV”):

On November 10, 2020, SmartStop Self Storage REIT, Inc. (“SmartStop”), SST IV Merger Sub, LLC (“Merger Sub”), and SST IV entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which SST IV will merge with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of SmartStop. In accordance with the applicable provisions of the Maryland General Corporation Law and Maryland Limited Liability Company Act, the separate existence of SST IV shall cease. The Merger Agreement was entered into after a thorough evaluation and negotiation process conducted by a special committee of the SST IV board of directors (the “SST IV Special Committee”), with the assistance of its legal and financial advisors, and a special committee of the SmartStop board of directors (the “SmartStop Special Committee”), with the assistance of its legal and financial advisors. Each of the SST IV Special Committee and the SmartStop Special Committee is comprised solely of independent directors. The board of directors of each of SST IV and SmartStop, based on the unanimous recommendation of the SST IV Special Committee and the SmartStop Special Committee, respectively, each unanimously approved the Merger. The obligations of SST IV and SmartStop to effect the Merger are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement and described in this Proxy Statement and Prospectus.

As consideration for the Merger, in exchange for each share of SST IV’s Class A common stock, Class T common stock, and Class W common stock, SST IV stockholders will receive 2.1875 shares of SmartStop’s Class A common stock. The Merger is expected to create meaningful operational and financial benefits described further herein. If the Merger was consummated as of the date of this Proxy Statement and Prospectus, the combined company would own 136 self storage facilities located in 18 states and the Greater Toronto Area of Ontario, Canada (the “Greater Toronto Area”) and interests in five unconsolidated real estate ventures located in the Greater Toronto Area, consisting of two operating self storage properties and three parcels of land being developed into self storage facilities, representing a combined total value of approximately $1.5 billion based on acquisition costs and consisting of approximately 92,000 self storage units and 10.4 million rentable square feet. The combined company would also manage an additional 11 properties, consisting of approximately 8,400 units and nearly 1 million rentable square feet.

This Proxy Statement and Prospectus contains important information about SmartStop, SST IV, the Merger, the Merger Agreement, and a proposed charter amendment for SST IV. You should read this entire Proxy Statement and Prospectus carefully because it contains important information about the Merger. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 23.

SST IV will hold a special meeting of its stockholders on March 10, 2021, which will be held as a “virtual meeting” (the “SST IV Special Meeting”), at which its stockholders will be asked to consider and vote on (i) a proposal to approve the Merger, (ii) a proposal to approve the amendment of the charter of SST IV to remove the provisions related to “Roll-Up Transactions” in connection with the Merger (the “SST IV Charter Amendment”), and (iii) a proposal to adjourn the SST IV Special Meeting to solicit additional proxies in favor of the proposal to approve the Merger and/or the proposal to approve the SST IV Charter Amendment, if necessary. The record date for determining the stockholders entitled to receive notice of, and to vote at, the SST IV Special Meeting is the close of business on January 11, 2021 (the “Record Date”). The Merger will not be completed unless SST IV stockholders approve the Merger and the SST IV Charter Amendment by the affirmative vote of at least a majority of the outstanding shares of SST IV Common Stock entitled to vote.

Based on the number of shares of SST IV Common Stock outstanding on September 30, 2020, SmartStop expects to issue approximately 23.1 million shares of SmartStop Class A Common Stock to SST IV stockholders. As a result, upon completion of the Merger and based upon September 30, 2020 share and operating partnership unit counts, the ownership of the combined company is estimated to be approximately: 64% existing SmartStop stockholders, 25% current SST IV stockholders, and 11% management. Neither SmartStop’s Common Stock nor SST IV’s Common Stock is listed on a national securities exchange.

Whether you plan to attend the live webcast of the SST IV Special Meeting or not, please authorize a proxy to vote on your behalf as promptly as possible by completing, signing, dating and mailing your proxy card in the pre-addressed postage-paid envelope provided or by authorizing your proxy by one of the other methods specified in this Proxy Statement and Prospectus.

On behalf of SST IV’s management team, the SST IV board of directors, and the SST IV Special Committee, we thank you for your support and urge you to vote FOR the approval of each of the matters to be presented at the SST IV Special Meeting.

/s/ H. Michael Schwartz
H. Michael Schwartz,
Chief Executive Officer, Strategic Storage Trust IV, Inc.

Neither the U.S. Securities and Exchange Commission, nor any state securities regulatory authority has approved or disapproved of the Merger or the securities to be issued under this Proxy Statement and Prospectus or has passed upon the adequacy or accuracy of the disclosure in this Proxy Statement and Prospectus. Any representation to the contrary is a criminal offense.

This Proxy Statement and Prospectus is dated January 11, 2021, and is first being mailed to SST IV stockholders on or about January 14, 2021.

STRATEGIC STORAGE TRUST IV, INC.

10 Terrace Road

Ladera Ranch, California 92694

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held March 10, 2021

To the Stockholders of Strategic Storage Trust IV, Inc.:

You are cordially invited to attend a special meeting of stockholders (the “SST IV Special Meeting”) of Strategic Storage Trust IV, Inc., a Maryland corporation (“SST IV”), to be held at 8:30 am Pacific Time on March 10, 2021, which will be held as a “virtual meeting.” You will be able to attend the SST IV Special Meeting and vote and submit your questions during the SST IV Special Meeting via live webcast by visiting www.meetingcenter.io/277392726. At the SST IV Special Meeting, stockholders will be asked to consider and vote upon:

1.

A proposal to approve the merger, referred to as the “Merger,” of SST IV with and into SST IV Merger Sub, LLC (“Merger Sub”), a wholly owned subsidiary of SmartStop Self Storage REIT, Inc. (“SmartStop”), with Merger Sub surviving the Merger, pursuant to the Agreement and Plan of Merger, dated as of November 10, 2020, by and among SmartStop, Merger Sub, and SST IV (the “Merger Agreement”), which we refer to as the “Merger Proposal.”

2.

A proposal to approve the amendment of the charter of SST IV to remove the provisions related to “Roll-Up Transactions” in connection with the Merger, which we refer to as the “SST IV Charter Amendment Proposal.”

3.

A proposal to adjourn the SST IV Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SST IV Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or the SST IV Charter Amendment Proposal, if necessary and as determined by the chair of the SST IV Special Meeting, which we refer to as the “Adjournment Proposal.”

The SST IV board of directors recommends that you vote FOR the Merger Proposal, FOR the SST IV Charter Amendment Proposal, and FOR the Adjournment Proposal.

The SST IV board of directors has fixed the close of business on January 11, 2021 as the record date for the determination of stockholders entitled to notice of and to vote at the SST IV Special Meeting or any postponement or adjournment thereof. Only record holders of common stock, consisting of Class A common stock, Class T common stock or Class W common stock, at the close of business on the record date are entitled to notice of and to vote at the SST IV Special Meeting.

For further information regarding the matters to be acted upon at the SST IV Special Meeting, I urge you to carefully read the accompanying proxy statement and prospectus. If you have questions about these proposals or would like additional copies of the proxy statement, please contact Nicholas M. Look, SST IV’s Secretary, via mail at 10 Terrace Road, Ladera Ranch, California 92694 or via telephone at (877) 327-3485.

Whether you own a few or many shares and whether you plan to attend the live webcast or not, it is important that your shares be voted on matters that come before the SST IV Special Meeting. SST IV’s shares are widely held, so every stockholder’s vote is important to SST IV. To make voting easier for you, you may authorize a proxy to vote your shares in one of three ways: (1) by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the envelope provided; (2) by completing a proxy card at www.proxy-direct.com; or (3) by telephone at 1-800-337-3503. If you sign and return your proxy card without specifying your choices, it will be understood that you wish to have your shares voted in accordance with the recommendations of the SST IV board of directors.

You are cordially invited to attend the SST IV Special Meeting and are encouraged to attend the live webcast. Whether or not you plan to attend the live webcast, please authorize a proxy to vote your shares using one of the three prescribed methods. Your vote is very important.

By Order of the Board of Directors,

/s/ Nicholas M. Look
Nicholas M. Look
Secretary of Strategic Storage Trust IV, Inc.

Ladera Ranch, California

January 11, 2021

ABOUT THIS PROXY STATEMENT AND PROSPECTUS

This document, which forms part of a registration statement on Form S-4 (Registration No. 333-251306) filed with the Securities and Exchange Commission by SmartStop, constitutes a prospectus of SmartStop under the Securities Act of 1933, as amended, with respect to the SmartStop Class A Common Stock to be issued to SST IV stockholders pursuant to the Merger Agreement. This document also constitutes a Proxy Statement of SST IV under the Securities Exchange Act of 1934, as amended. Additionally, it constitutes a notice of meeting with respect to the SST IV Special Meeting.

You should rely only on the information contained in this Proxy Statement and Prospectus. No one has been authorized to provide you with information that is different from that contained in this Proxy Statement and Prospectus. This Proxy Statement and Prospectus is dated January 11, 2021. You should not assume that the information contained in this Proxy Statement and Prospectus is accurate as of any date other than that date. Neither the mailing of this Proxy Statement and Prospectus to SST IV stockholders nor the issuance by SmartStop of SmartStop Class A Common Stock to SST IV stockholders pursuant to the Merger Agreement will create any implication to the contrary.

This Proxy Statement and Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person or entity to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this Proxy Statement and Prospectus regarding SmartStop has been provided by SmartStop and information contained in this Proxy Statement and Prospectus regarding SST IV has been provided by SST IV.

Below is a list of certain terms that are used throughout this Proxy Statement and Prospectus and their associated definitions:

Acquisition Proposal	Any bona fide proposal or offer from any person (other than SmartStop or any of its subsidiaries) made after the date of the Merger Agreement, whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving SST IV or any subsidiary of SST IV that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of SST IV, (b) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of SST IV or any significant subsidiary of SST IV representing 20% or more of the consolidated assets of SST IV, (c) issue, sale or other disposition by SST IV or any subsidiaries of SST IV (including by way of merger, consolidation, share exchange, business combination or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of SST IV Common Stock, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of SST IV Common Stock, or (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to SST IV in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of SST IV Common Stock. However, an Acquisition Proposal does not include (i) the Merger or any of the other transactions contemplated by the Merger Agreement, or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among SST IV and one or more of the subsidiaries of SST IV or solely among the subsidiaries of SST IV.

i

Adjournment Proposal	The proposal to adjourn the SST IV Special Meeting to solicit additional proxies in favor of the Merger Proposal and/or the SST IV Charter Amendment Proposal if there are not sufficient votes to approve the Merger Proposal and/or the SST IV Charter Amendment Proposal, if necessary and as determined by the chair of the SST IV Special Meeting.

Adverse Recommendation Change	Any formal or informal action by the SST IV Board, or any committee thereof or any group of directors, to (a) change, withhold, withdraw, qualify or modify, or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to SmartStop, the SST IV Board recommendation, (b) authorize, approve, endorse, declare advisable, adopt or recommend any Acquisition Proposal (or propose to publicly take such action) or (c) fail to make the SST IV Board recommendation or fail to include the SST IV Board recommendation in the proxy statement.

Alternative Acquisition Agreement	Any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an acceptable confidentiality agreement) relating to any Acquisition Proposal.

Bass Berry	Bass, Berry & Sims PLC, counsel to the SST IV Special Committee.

Code	The Internal Revenue Code of 1986, as amended.

Combined Company	SmartStop and its consolidated subsidiaries (including Merger Sub) after the closing of the Merger.

DRP	A distribution reinvestment plan.

Exchange Act	The Securities Exchange Act of 1934, as amended.

Exchange Ratio	The exchange ratio of 2.1875 shares of SmartStop Class A Common Stock for each share of SST IV Common Stock as provided for in the Merger pursuant to the Merger Agreement.

Excluded Holders	Collectively, SST IV Advisor, any director of SST IV, and any of their affiliates; all of whom, pursuant to the SST IV Charter, are not entitled to vote on the Merger.

Former Dealer Manager	Select Capital Corporation, the former dealer manager for SmartStop and SST IV.

Former External Advisor	Strategic Storage Advisor II, LLC, the former external advisor of SmartStop.

FPL Associates	FPL Associates, LP, the compensation consultant engaged by the SmartStop Board.

GAAP	United States generally accepted accounting principles.

Intervening Event	A change in circumstances or development that materially affects the business, assets or operations of SST IV and the subsidiaries of SST IV, taken as a whole, that was not known to or reasonably foreseeable by the SST IV Board prior to the execution of the Merger Agreement, which change in circumstances or development becomes known to the SST IV Board prior to SST IV stockholders approving the Merger and the SST IV Charter Amendment. However, in no event will the following constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter related to or consequence of an Acquisition Proposal, (ii) any effect arising out of or related to the COVID-19 pandemic or COVID-19 measures, and (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, the Merger Agreement.

KeyBanc	KeyBanc Capital Markets Inc., financial advisor to the SST IV Special Committee.

Managed REITs	SST IV, SSGT II and any future REITs sponsored by SRA.

Merger	The merger of SST IV with and into Merger Sub, with Merger Sub surviving the merger, pursuant to the Merger Agreement.

Merger Consideration	The conversion of each share of SST IV Common Stock (or fraction thereof) issued and outstanding immediately prior to the effective time of the Merger, into the right to receive 2.1875 shares of SmartStop Class A Common Stock (or fraction thereof).

Merger Proposal	The proposal to approve the Merger.

Merger Sub	SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of SmartStop.

MGCL	Maryland General Corporation Law or any successor statute.

NASAA	The North American Securities Administrators Association.

NASAA REIT Guidelines	The Statement of Policy Regarding Real Estate Investment Trusts adopted by NASAA.

Nelson Mullins	Nelson Mullins Riley & Scarborough LLP, counsel to SmartStop.

OP Unit	A common unit of limited partnership interest.

Outside Date	August 6, 2021.

Record Date	January 11, 2021, the record date for determining stockholders eligible to vote at the SST IV Special Meeting.

Redemption Agreement	Redemption of Special Limited Partner Interest Agreement, dated as of November 10, 2020, by and among SST IV, SST IV OP, and SSA.

REIT	A real estate investment trust within the meaning of Section 856 through 860 of the Code.

SAM	SmartStop Asset Management, LLC, the former sponsor of SmartStop and SST IV.

SEC	The United States Securities and Exchange Commission.

Securities Act	The Securities Act of 1933, as amended.

Self Storage Platform	The self storage advisory, asset management and property management businesses and certain joint venture interests of SAM.

Shapiro Sher	Shapiro Sher Guinot & Sandler, P.A., Maryland counsel to the SST IV Special Committee.

SmartCentres	SmartCentres Real Estate Investment Trust, a Canadian REIT.

SmartStop	SmartStop Self Storage REIT, Inc.

SmartStop Board	The board of directors of SmartStop.

SmartStop Bylaws	The bylaws of SmartStop.

SmartStop Charter	The charter of SmartStop.

SmartStop Class A Common Stock	Shares of Class A common stock of SmartStop, par value $0.001 per share.

SmartStop Class T Common Stock	Shares of Class T common stock of SmartStop, par value $0.001 per share.

SmartStop Common Stock	SmartStop’s common stock, including shares of SmartStop Class A Common Stock and SmartStop Class T Common Stock.

SmartStop DRP Offering	SmartStop’s offering of up to $100.9 million in shares under SmartStop’s DRP.

SmartStop Offering	SmartStop’s initial public offering of SmartStop Common Stock.

SmartStop OP	SmartStop OP, L.P.

SmartStop Equity Incentive Plan	The Employee and Director Long-Term Incentive Plan of SmartStop Self Storage REIT, Inc.

SmartStop Severance Plan	The SmartStop Self Storage REIT, Inc. Executive Severance and Change of Control Plan.

SmartStop Special Committee	The special committee of the SmartStop Board, consisting solely of independent directors of SmartStop, that was formed by the SmartStop Board to consider the Merger and the other transactions contemplated by the Merger Agreement.

SmartStop TRS	SmartStop TRS, Inc.

SRA	SmartStop REIT Advisors, LLC, an indirect subsidiary of SmartStop.

SSA	SmartStop Storage Advisors, LLC, an indirect subsidiary of SmartStop.

SS OP Holdings	SS OP Holdings, LLC, a subsidiary of SAM.

SSGT II	Strategic Storage Growth Trust II, Inc., a private REIT sponsored by SRA.

SST II Advisor	Strategic Storage Advisor II, LLC, the former external advisor of SmartStop.

SST IV	Strategic Storage Trust IV, Inc.

SST IV Advisor	Strategic Storage Advisor IV, Inc., SST IV’s external advisor and an indirect subsidiary of SmartStop.

SST IV Advisory Agreement	Advisory Agreement, dated as of March 3, 2017, by and among SST IV, SST IV OP, and SST IV Advisor.

SST IV Board	The board of directors of SST IV.

SST IV Bylaws	The bylaws of SST IV.

SST IV Charter	The charter of SST IV.

SST IV Charter Amendment	The proposed amendment of the SST IV Charter to remove the provision related to “Roll-Up Transactions.”

SST IV Charter Amendment Proposal	The proposal to approve the SST IV Charter Amendment in connection with the Merger.

SST IV Class A Common Stock	Shares of Class A common stock of SST IV, par value $0.001 per share.

SST IV Class T Common Stock	Shares of Class T common stock of SST IV, par value $0.001 per share.

SST IV Class W Common Stock	Shares of Class W common stock of SST IV, par value $0.001 per share.

SST IV Common Stock	SST IV’s common stock, including shares of SST IV Class A Common Stock, SST IV Class T Common Stock and SST IV Class W Common Stock.

SST IV DRP Offering	SST IV’s offering of up to $50 million in shares under SST IV’s DRP.

SST IV Equity Incentive Plan	The Employee and Director Long-Term Incentive Plan of Strategic Storage Trust IV, Inc., dated January 9, 2017.

SST IV Offering	SST IV’s initial public offering of SST IV Common Stock.

SST IV OP	Strategic Storage Operating Partnership IV, L.P.

SST IV Operating Partnership Agreement	The First Amended and Restated Limited Partnership Agreement of SST IV OP, as amended and as may be amended from time to time.

SST IV Special Committee	The special committee of the SST IV Board, consisting solely of independent directors of SST IV, that was formed by the SST IV Board to consider the Merger and the other transactions contemplated by the Merger Agreement.

SST IV Special Meeting	The special meeting of stockholders of SST IV, which will be a “virtual meeting” via live webcast at 8:30 a.m. Pacific Time on March 10, 2021.

Stanger	Robert A. Stanger & Co, Inc., financial advisor to the SmartStop Special Committee.

STAS	Strategic Transfer Agent Services, LLC, the transfer agent for SmartStop and SST IV.

Superior Proposal	A written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” are replaced with “50%”) that the SST IV Board (based on the recommendation of the SST IV Special Committee) determines in its good faith judgment to be more favorable from a financial point of view to the stockholders of SST IV (in their capacities as stockholders) than the Merger and the other transactions contemplated by the Merger Agreement (as it may be proposed to be amended by SmartStop). Such a determination of the SST IV Board must be made in consultation with its outside legal and financial advisors, after taking into account (a) all of the terms and conditions of the Acquisition Proposal and the Merger Agreement (as it may be proposed to be amended by SmartStop) and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the SST IV Special Committee determines in good faith to be material to such analysis).

Tenant Program	A tenant insurance plan, tenant protection plan or similar program.

Termination Agreement	Termination Agreement, dated as of November 10, 2020, by and among SST IV, SST IV OP, and SST IV Advisor.

Unaffiliated Holders	The holders of shares of SST IV Common Stock (other than SmartStop, Merger Sub and their respective affiliates).

Venable	Venable LLP, Maryland counsel to the SmartStop Special Committee.

v

PAGE
Solicitation of Proxies; Payment of Solicitation Expenses	123
Adjournment Proposal	124
Rights of Dissenting Stockholders	124
Assistance	124
PROPOSALS SUBMITTED TO SST IV STOCKHOLDERS	125
The Merger Proposal	125
The SST IV Charter Amendment Proposal	125
The SST IV Adjournment Proposal	125
Other Business	126
THE MERGER	126
General	126
Background of the Merger	127
SST IV’s Reasons for the Merger and Recommendation of the SST IV Board	134
SmartStop’s Reasons for the Merger	138
Opinion of SST IV Special Committee’s Financial Advisor	141
Certain SmartStop and SST IV Unaudited Financial Projections	153
Interests of SST IV’s Directors and Executive Officers in the Merger	155
Relationship of SST IV and SmartStop	156
Directors and Management of the Combined Company After the Merger	156
Regulatory Approvals Required for the Merger	156
Timing of the Merger	156
Accounting Treatment of the Merger	156
Issuance of Shares of SmartStop Class A Common Stock	156
Deregistration of SST IV Common Stock	157
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	157
Material U.S. Federal Income Tax Consequences of the Merger	158
REIT Qualification of SST IV and SmartStop	160
Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of SmartStop Class A Common Stock	161
Tax Aspects of the Combined Company’s Ownership of Interests in Entities Taxable as Partnerships	173
Material U.S. Federal Income Tax Consequences to Holders of SmartStop Class A Common Stock	175
Information Reporting and Backup Withholding	179
Medicare Contribution Tax on Unearned Income	180
Additional Withholding Tax on Payments Made to Foreign Accounts	180
Statement of Stock Ownership	180
Other Tax Consequences	180
DISTRIBUTIONS	181
THE MERGER AGREEMENT	182
Explanatory Note Regarding the Merger Agreement	182
Form, Effective Time, and Closing of the Merger	182
Merger Consideration	182
No Appraisal Rights	183
Representations and Warranties	183
Definition of “Material Adverse Effect”	185
Conditions to Completion of the Merger	186
Covenants and Agreements	188
Termination of the Merger Agreement	198
Specific Performance	200

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SST IV SPECIAL MEETING

Below we have provided answers to some questions that SST IV stockholders may have regarding the proposed transaction between SmartStop and SST IV and the other proposals to be considered at the SST IV Special Meeting. SmartStop and SST IV urge you to carefully read this entire Proxy Statement and Prospectus, including the Annexes, because the information in this section does not provide all of the information that may be important to you.

Q:	Why am I receiving this Proxy Statement and Prospectus?

A:	You are a stockholder of SST IV, and the Merger cannot be completed unless:

•	the holders of SST IV Common Stock vote to approve the SST IV charter amendment; and

•	the holders of SST IV Common Stock vote to approve the Merger pursuant to the Merger Agreement.

SST IV will hold a special meeting of its stockholders to obtain these approvals and to consider and vote on other proposals as described elsewhere in this Proxy Statement and Prospectus. This Proxy Statement and Prospectus contains important information about the Merger and the proposals being considered and voted on at the SST IV Special Meeting and you should read it carefully. The enclosed voting materials allow you to vote your shares of SST IV Common Stock without participating in the meeting via live webcast. Approval by SmartStop stockholders is not required to consummate the Merger.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible.

Q:	What is the proposed Merger?

A:

Pursuant to the Merger Agreement, SST IV will merge with and into Merger Sub, with Merger Sub surviving the Merger, such that following the Merger, Merger Sub will continue as a wholly owned subsidiary of SmartStop. In accordance with the applicable provisions of the MGCL and MLLCA, the separate existence of SST IV shall cease.

Q:	Why is the SST IV Board recommending the Merger?

A:	The Merger is expected to have a number of benefits for SST IV stockholders, including the following:

•

Portfolio Diversification – the Combined Company will have a more diverse asset mix than SST IV’s portfolio on a stand-alone basis, both in terms of occupancy rates and geographic location, including an increased presence in certain key markets;

•

Increased Size and Scale – the Combined Company will be better positioned to take advantage of opportunities as a result of its enhanced size and scale. The increased size and scale may also improve access to capital markets and reduce the cost of capital, which may be used to support strategic investments to drive growth opportunities;

•

Creates Efficiencies – the combination of the SST IV portfolio, which consists of assets already being managed by SmartStop, is expected to create operating and cost efficiencies, including reducing duplicative overhead costs and creating a more streamlined and efficient business structure; and

•

Self Management – the Combined Company’s self-managed and fully integrated structure allows the combined portfolios to grow without the costs associated with being externally advised, including asset management, construction management, and property management fees.

See the section titled “The Merger—SST IV’s Reasons for the Merger and Recommendation of the SST IV Board” beginning on page 134.

Q:	What will happen in the Merger?

A:

At the effective time of the Merger, each issued and outstanding share of SST IV Common Stock (or fraction thereof), consisting of SST IV Class A Common Stock, SST IV Class T Common Stock, and SST IV Class W Common Stock, will be converted automatically into the right to receive 2.1875 shares of SmartStop Class A Common Stock (or fraction thereof) pursuant to the terms of the Merger Agreement.

See “The Merger Agreement—Merger Consideration” beginning on page 182 for detailed descriptions of the Merger Consideration and treatment of securities.

Q:	Will my rights as a SST IV stockholder change as a result of the Merger?

A:	Yes. See the section titled “Comparison of Rights of SST IV Stockholders and SmartStop Stockholders” beginning on page 209.

Q:	How will SmartStop stockholders be affected by the Merger and the issuance of shares of SmartStop Class A Common Stock in connection with the Merger?

A:

After the Merger, each SmartStop stockholder will continue to own the shares of SmartStop Class A Common Stock that such stockholder held immediately prior to the effective time of the Merger. As a result, each SmartStop stockholder will own shares of common stock in a larger company with more assets. However, because SmartStop will be issuing new shares of SmartStop Class A Common Stock to SST IV stockholders in exchange for shares of SST IV Common Stock in the Merger, each outstanding share of SmartStop Common Stock immediately prior to the effective time of the Merger will represent a smaller percentage of the aggregate number of shares of SmartStop Common Stock outstanding after the Merger. Upon completion of the Merger, and based upon September 30, 2020 share and operating partnership unit counts, the ownership of the Combined Company is estimated to be approximately: 64% existing SmartStop stockholders, 25% current SST IV stockholders, and 11% management. See “The Merger Agreement—Merger Consideration” beginning on page 182 for additional information.

Q:	Why is the SST IV Charter Amendment proposed?

A:

The SST IV Charter presently contains substantive and procedural requirements for certain transactions, which are referred to as “Roll-Up Transactions,” involving a “Roll-Up Entity.” The Merger would be a “Roll-Up Transaction” under the definition in the SST IV Charter. Pursuant to these “Roll-Up” provisions of the SST IV Charter, SST IV stockholders who vote “Against” the Merger Proposal would have to be entitled to the choice of: (1) accepting the shares of SmartStop Class A Common Stock or (2) one of the following: (a) remaining as holders of SST IV Common Stock and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of SST IV’s net assets. In addition, under the SST IV Charter, SST IV would be prohibited from participating in any Roll-Up Transaction (1) that would result in the SST IV stockholders having voting rights in a Roll-Up Entity that are less than those provided in the SST IV Charter, (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (3) in which investors’ rights to access of records of the Roll-Up Entity will be less than those provided in the SST IV Charter, or (4) in which any of the costs of the Roll-Up Transaction would be borne by SST IV if the Roll-Up Transaction is rejected by the SST IV stockholders.

SmartStop and SST IV determined that it was necessary to amend the SST IV Charter to eliminate these provisions. Accordingly, approval of the SST IV Charter Amendment is a condition to each party’s obligation to complete the Merger. See “Proposals Submitted to SST IV Stockholders—The SST IV Charter Amendment Proposal” beginning on page 125 for a detailed discussion of the SST IV Charter Amendment. A copy of the SST IV Charter Amendment is attached to this Proxy Statement and Prospectus as Annex B.

Q:	Am I being asked to vote on any other proposals at the SST IV Special Meeting in addition to the Merger Proposal and the SST IV Charter Amendment Proposal?

A:

Yes. At the SST IV Special Meeting, SST IV stockholders will be asked to consider and vote to approve one or more adjournments of the SST IV Special Meeting to another date, time or place, if necessary or appropriate and as determined by the chairman of the SST IV Special Meeting, to solicit additional proxies in favor of the Merger Proposal and/or the SST IV Charter Amendment Proposal.

Q:	How does the SST IV Board recommend that SST IV stockholders vote?

A:	The SST IV Board recommends that SST IV stockholders vote FOR the Merger Proposal, FOR the SST IV Charter Amendment Proposal and FOR the Adjournment Proposal.

For a more complete description of the recommendation of the board of directors of SST IV, see “The Merger—SST IV’s Reasons for the Merger and Recommendation of the SST IV Board” beginning on page 134.

Q:	Will SmartStop and SST IV continue to pay dividends or other distributions prior to the closing of the Merger?

A:

Yes, the Merger Agreement permits the declaration and payment by SmartStop and SST IV of regular distributions in accordance with past practice on SmartStop Common Stock and SST IV Common Stock, respectively, (and in the case of SmartStop, distributions on its Series A Preferred Stock at a quarterly rate not to exceed $15.625 per share of Series A Preferred Stock), as well as any distribution that is reasonably necessary to maintain each company’s respective REIT qualification or to avoid the imposition of entity level income or excise tax under the Code or applicable state law. As previously disclosed, SST IV approved the suspension of SST IV’s DRP, effective November 20, 2020, therefore further distributions to SST IV stockholders are being paid in cash, unless and until SST IV’s DRP is reinstated. For further information regarding the declaration and payment of distributions by SmartStop and SST IV prior to the effective time of the Merger, see “Distributions” on page 181.

Q:	Will the Combined Company pay dividends or other distributions subsequent to the closing of the Merger?

A:

Yes. The Combined Company expects to pay a post-Merger distribution of $0.60 per share per year, paid on a monthly basis. Distributions are not guaranteed and will be determined on a quarterly basis by the board of directors of the Combined Company in its sole discretion.

Q:

Will SST IV stockholders who participated in SST IV’s distribution reinvestment plan immediately prior to the Merger, and who desire to participate in SmartStop’s distribution reinvestment plan following the consummation of the Merger, automatically be able to participate in such plan?

A:

We expect that each SST IV stockholder who was a participant in the DRP of SST IV immediately prior to the Merger will be automatically enrolled in the Combined Company’s DRP. Any SST IV stockholder who was not a participant in SST IV’s DRP prior to the Merger but who desires to take part in the Combined Company’s DRP following the consummation of the Merger will need to enroll in the Combined Company’s DRP. Such stockholders should contact the Investor Relations department by calling (866) 418-5144. All SmartStop stockholders who were participants in SmartStop’s DRP immediately prior to the Merger will remain enrolled in that plan, which will become the Combined Company’s DRP upon the consummation of the Merger.

Q:	Will either SST IV Advisor or SSA receive any fees as a result of the Merger?

A:

Concurrently with the entry into the Merger Agreement, SST IV, SST IV OP, and SST IV Advisor entered into the Termination Agreement, pursuant to which, among other things, the SST IV Advisory Agreement will terminate upon the effective time of the Merger without any payment to SST IV Advisor. In addition, concurrently with the entry into the Merger Agreement, SST IV, SST IV OP, and SSA entered into the Redemption Agreement, pursuant to which the special limited partner interest in SST IV OP held by SSA will be redeemed by SST IV OP immediately prior to the effective time of the Merger, without any distribution or other payment to SSA. Therefore, neither SST IV Advisor nor SSA will receive any fees as a result of the Merger.

Q:	How do I attend the SST IV Special Meeting?

The SST IV Special Meeting will be held in a virtual meeting format only. You will not be able to attend the SST IV Special Meeting physically. If you plan to participate in the SST IV Special Meeting, you must be a holder of shares of SST IV Common Stock at the close of business on the Record Date, or hold a legal proxy for the meeting provided by your broker or nominee. To attend the SST IV Special Meeting, you may join the live webcast by visiting www.meetingcenter.io/277392726. For answers to any questions, please contact SST IV’s proxy solicitor at (866) 438-2987.

Q:	Who can vote at the SST IV Special Meeting?

A:

All holders of SST IV Common Stock of record as of the close of business on January 11, 2021, the Record Date, are entitled to receive notice of and to vote at the SST IV Special Meeting, except that although the Excluded Holders are entitled to vote the shares of SST IV Common Stock owned by them on the SST IV Charter Amendment Proposal and the Adjournment Proposal, they are not entitled to vote such shares on the Merger Proposal.

Each share of SST IV Common Stock is entitled to one vote on each proposal presented at the SST IV Special Meeting, except that the Excluded Holders are not entitled to vote the shares of SST IV Common Stock owned by them on the Merger Proposal. As of the Record Date, there were 10,576,519 shares of SST IV Common Stock outstanding held by approximately 5,700 holders of record (which includes approximately 7,000 shares of SST IV Common Stock held or controlled by Excluded Holders).

Q:	What constitutes a quorum?

A:

The presence at the SST IV Special Meeting, in person via webcast or represented by proxy, of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum. There must be a quorum for the meeting to be held. Abstentions and broker non-votes will be counted as present for the purpose of establishing a quorum.

Q:	Do any of SST IV’s executive officers or directors have interests in the Merger that may differ from those of SST IV stockholders?

A:

Some of SST IV’s executive officers and directors have interests in the Merger that are different from, or in addition to, the interests of SST IV stockholders. The independent members of the board of directors of SST IV are aware of and considered these interests, among other matters, in evaluating the Merger, the SST IV Charter Amendment, and the other transactions contemplated by the Merger Agreement and in recommending that SST IV stockholders vote FOR the Merger Proposal, FOR the SST IV Charter Amendment Proposal and FOR the Adjournment Proposal. For a description of these interests, refer to “The Merger—Interests of SST IV’s Directors and Executive Officers in the Merger” beginning on page 155.

Q:	When is the Merger expected to be completed?

A:

SmartStop and SST IV expect to complete the Merger as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the Merger Agreement. If SST IV stockholders approve the Merger and the SST IV Charter Amendment, and if the other conditions to closing the Merger are satisfied or waived, it is currently expected that the Merger will be completed in the first half of 2021. However, there is no guarantee that the conditions to the Merger will be satisfied or that the Merger will close on the expected timeline or at all. SmartStop and SST IV have a mutual right to terminate the Merger Agreement if the Merger is not completed by the Outside Date. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 198.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed Merger?

A:

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the closing of the Merger is conditioned on the receipt by each of SmartStop and SST IV of an opinion from its respective counsel to that effect. Assuming the Merger qualifies as a reorganization, a holder of shares of SST IV Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of SmartStop Class A Common Stock in exchange for shares of SST IV Common Stock in connection with the Merger.

Q:

How will my receipt of SmartStop Class A Common Stock in exchange for my SST IV Common Stock be recorded? Will I have to take any action in connection with the recording of such ownership of SmartStop Class A Common Stock? Will such shares of SmartStop Class A Common Stock be certificated or in book-entry form?

A:

Pursuant to the Merger Agreement, as soon as practicable following the Merger effective time, SmartStop will cause Strategic Transfer Agent Services, Inc., the exchange agent in connection with the Merger, to record the issuance of SmartStop Class A Common Stock as Merger Consideration pursuant to the Merger Agreement. If the Merger is consummated, you will not have to take any action in connection with the recording of your ownership of SmartStop Class A Common Stock. Shares of SmartStop Class A Common Stock issued as Merger Consideration to you will not be certificated and will be in book-entry form and will be recorded in the books and records of SmartStop.

Q:	Will my shares of SmartStop Class A Common Stock be publicly traded?

A:	No. Like SST IV Common Stock, SmartStop Class A Common Stock is not currently listed on a national securities exchange and, as such, is not publicly traded.

Q:	Are SST IV stockholders entitled to appraisal rights?

A:	No. SST IV stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the Merger.

Q:	What do I need to do now?

A:

After you have carefully read this Proxy Statement and Prospectus, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed pre-addressed postage-paid envelope or by submitting your proxy by one of the other methods specified in your proxy card or voting instruction card as promptly as possible so that your shares of SST IV Common Stock will be represented and voted at the SST IV Special Meeting. The method by which you submit a proxy will in no way limit your right to vote at the SST IV Special Meeting, if you later decide to attend the virtual meeting. If your shares of SST IV Common Stock are held in the name of a broker or other nominee, you must obtain a legal proxy, executed in your favor, from your broker or other nominee, to be able to vote at the virtual SST IV Special Meeting. Obtaining a legal proxy may take several days and you must provide it to the proxy solicitor in advance of the SST IV Special Meeting. Please refer to your proxy card or voting instruction card forwarded by your broker or other nominee to see which voting options are available to you or plan to attend the live webcast of the SST IV Special Meeting by visiting www.meetingcenter.io/277392726 at 8:30 a.m. Pacific Time on March 10, 2021.

Q:	How will my proxy be voted?

A:

All shares of SST IV Common Stock entitled to vote and represented by properly completed proxies received prior to the SST IV Special Meeting, and not revoked, will be voted at the SST IV Special Meeting as instructed on the proxies. You have the following three options for submitting your vote by proxy:

•	via mail, by completing, signing, dating, and returning your proxy card in the enclosed envelope;

•	via the Internet at www.proxy-direct.com; or

•	via telephone at 1-800-337-3503.

If you properly sign, date and return a proxy card, but do not indicate how your shares of SST IV Common Stock should be voted on any proposal, the shares of SST IV Common Stock represented by your proxy will be voted as the board of directors of SST IV recommends. If your shares are held in street name through a broker or other nominee and you do not provide voting instructions to your broker or other nominee, your shares of SST IV Common Stock will NOT be voted at the SST IV Special Meeting and may result in broker non-votes.

If you elect to participate in the SST IV Special Meeting via live webcast, you can vote online during the SST IV Special Meeting prior to the closing of the polls, and any previous votes that you submitted, whether by Internet, telephone or mail, will be superseded.

Q:	Can I, as a SST IV stockholder, revoke my proxy or change my vote after I have delivered my proxy?

A:

Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the SST IV Special Meeting. For information on how to revoke your proxy or change your vote, see “The SST IV Special Meeting—Revocation of Proxies or Voting Instructions” beginning on page 123.

Q:	What does it mean if I receive more than one set of voting materials for the SST IV Special Meeting?

A:

You may receive more than one set of voting materials for the SST IV Special Meeting, including multiple copies of this Proxy Statement and Prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of SST IV Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of SST IV Common Stock. If you are a holder of record and your shares of SST IV Common Stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.

Q:	Will a proxy solicitor be used?

A:

Yes. SST IV has contracted with Computershare to assist SST IV in the distribution of proxy materials and the solicitation of proxies. Computershare will be paid fees of approximately $70,000, plus out-of-pocket expenses, for its basic solicitation services, which include review of proxy materials, dissemination of broker search cards, distribution of proxy materials, solicitation of brokers, banks, and institutional holders, and delivery of executed proxies. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person via webcast, by telephone or by electronic communication by SST IV’s directors and officers who will not receive any additional compensation for such solicitation activities. SST IV will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to SST IV’s stockholders.

Q:	Who can answer my questions?

A:

If you have any questions about the Merger or how to submit your proxy or need additional copies of this Proxy Statement and Prospectus, the enclosed proxy card or voting instructions, you should contact:

SST IV:

Strategic Storage Trust IV, Inc.

Attention: Nicholas M. Look, Secretary

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

Computershare:

2950 Express Drive South

Suite 210

Islandia, New York 11749

(866) 438-2987

SUMMARY

The following summary highlights some of the information contained in this Proxy Statement and Prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the Merger Agreement, the Merger and the SST IV Charter Amendment, SmartStop and SST IV encourage you to read carefully this entire Proxy Statement and Prospectus, including the attached Annexes and the other documents to which we have referred you because this summary does not provide all the information that might be important to you with respect to the Merger. See also the section entitled “Where You Can Find More Information” beginning on page 220. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

SmartStop Self Storage REIT, Inc.

SmartStop Self Storage REIT, Inc. is a public, non-traded REIT that was formed as a Maryland corporation on January 8, 2013. SmartStop elected to be taxed as a REIT beginning with the taxable year ended December 31, 2014.

SmartStop is a self-managed and fully integrated self storage REIT. SmartStop invests in and manages a portfolio of self storage real estate investments located in the United States and the Greater Toronto Area of Ontario, Canada (the “Greater Toronto Area”). As of the date of this Proxy Statement and Prospectus, SmartStop wholly owns 112 operating self storage properties located in 17 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas and Washington) and the Greater Toronto Area comprising approximately 72,000 units and approximately 8.2 million rentable square feet. SmartStop conducts substantially all of its business through its operating partnership, SmartStop OP. SmartStop, through its indirect subsidiary SmartStop REIT Advisors, LLC, is the sponsor of SST IV and Strategic Storage Growth Trust II, Inc., a private, non-traded REIT, and also operates the properties owned by SST IV and SSGT II, consisting of 37 properties and approximately 28,300 units and 3.1 million rentable square feet. The principal executive offices of SmartStop are located at 10 Terrace Road, Ladera Ranch, California 92694.

For more information regarding SmartStop, please see the financial statements and accompanying notes included in this Proxy Statement and Prospectus beginning on page F-17 and SmartStop’s management’s discussion and analysis of financial condition and results of operations, attached as Annex D to this Proxy Statement and Prospectus.

Strategic Storage Trust IV, Inc.

Strategic Storage Trust IV, Inc. is a public, non-traded REIT that was formed as a Maryland corporation on June 1, 2016. SST IV elected to be taxed as a REIT beginning with the taxable year ended December 31, 2017.

SST IV invests in self storage facilities consisting of both income-producing and growth properties and related self storage real estate investments. As of the date of this Proxy Statement and Prospectus, SST IV wholly owns 24 operating self storage properties located in nine states (Arizona, California, Florida, Nevada, New Jersey, North Carolina, Texas, Virginia and Washington) comprising approximately 18,000 units and approximately 2.0 million rentable square feet. As of the date of this Proxy Statement and Prospectus, SST IV also owns 50% equity interests in five unconsolidated real estate ventures located in the Greater Toronto Area, consisting of two operating self storage properties and three parcels of land being developed into self storage facilities. In addition, SST IV had entered into (i) a purchase agreement to acquire a property that will be developed into a self storage facility in San Gabriel, California, and (ii) one other contribution agreement with respect to a tract of land in the Greater Toronto Area owned by SmartCentres. SST IV conducts substantially all of its business through its operating partnership, SST IV OP. SST IV is externally managed by SST IV Advisor, an indirect subsidiary of SmartStop. The principal executive offices of SST IV are located at 10 Terrace Road, Ladera Ranch, California 92694.

For more information regarding SST IV, please see the financial statements and accompanying notes included in this Proxy Statement and Prospectus beginning on page F-144 and SST IV management’s discussion and analysis of financial condition and results of operations, attached as Annex E to this Proxy Statement and Prospectus.

The Combined Company

The Combined Company will retain the name “SmartStop Self Storage REIT, Inc.” and will continue to be a Maryland corporation. If the Merger were to be completed as of the date of this Proxy Statement and Prospectus, the Combined Company would own 136 self storage facilities located in 18 states and the Greater Toronto Area and interests in five unconsolidated real estate ventures located in the Greater Toronto Area, consisting of two operating self storage properties and three parcels of land being developed into self storage facilities, representing a combined total value of approximately $1.5 billion based on acquisition costs and consisting of approximately 92,000 units and 10.4 million rentable square feet. The Combined Company would also manage an additional 11 properties, consisting of approximately 8,400 units and nearly 1 million rentable square feet.

The following reflects the geographic diversification of the Combined Company’s portfolio of self storage properties, on a pro forma basis:

The Combined Company’s principal executive offices will continue to be located at 10 Terrace Road, Ladera Ranch, California 92694, and its telephone number will be (877) 327-3485.

The Merger

The Merger and the Merger Agreement

On November 10, 2020, SmartStop, Merger Sub, and SST IV entered into the Merger Agreement, which is attached as Annex A to this Proxy Statement and Prospectus, and incorporated herein by reference. SmartStop and SST IV encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the Merger and the other transactions contemplated by the Merger Agreement.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, SST IV will merge with and into Merger Sub, with Merger Sub surviving the Merger as a direct, wholly owned subsidiary of SmartStop. The Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code.

In the Merger, each share of SST IV Common Stock (or fraction thereof) issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 2.1875 shares of SmartStop Class A Common Stock (or fraction thereof). Based on the number of outstanding shares of SST IV Common Stock as of September 30, 2020, SmartStop expects to issue approximately 23.1 million shares of SmartStop Class A Common Stock in the Merger. There will be no payments of cash in lieu of fractional shares.

Upon completion of the Merger, and based upon September 30, 2020 share and operating partnership unit counts, the ownership of the Combined Company is estimated to be approximately: 64% existing SmartStop stockholders, 25% current SST IV stockholders, and 11% management.

The Merger Agreement provides that the closing of the Merger will take place at 10:00 a.m. California local time no later than the third business day following the date on which the last of the conditions to closing of the Merger has been satisfied or waived, or at such other place and date as may be agreed to in writing by SmartStop and SST IV.

Reasons for the Merger

In evaluating the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, the SST IV Board considered the recommendation of the SST IV Special Committee. The SST IV Special Committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In deciding to declare advisable and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that SST IV stockholders vote to approve the Merger and the Charter Amendment, the SST IV Board and SST IV Special Committee considered a number of factors, including various factors that the SST IV Board and the SST IV Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. In the course of their evaluations of the proposed transactions, the SST IV Special Committee and the SST IV Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

A detailed discussion of the factors considered by the SST IV Special Committee and the SST IV Board in reaching their decisions to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in “The Merger—SST IV’s Reasons for the Merger and Recommendation of the SST IV Board” beginning on page 134.

In evaluating the Merger Agreement, Merger and the other transactions contemplated by the Merger Agreement, the SmartStop Board considered the recommendation of the SmartStop Special Committee. The

SmartStop Special Committee, prior to making its unanimous recommendation, evaluated the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in consultation with its outside legal and financial advisors. In deciding to declare advisable and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the SmartStop Board and SmartStop Special Committee considered a number of factors, including various factors that the SmartStop Board and the SmartStop Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. A detailed discussion of certain factors considered by the SmartStop Special Committee and the SmartStop Board in reaching their decisions to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger—SmartStop’s Reasons for the Merger” beginning on page 138.

Recommendation of the SST IV Board

On November 10, 2020, after careful consideration, the SST IV Board, with the unanimous recommendation of the SST IV Special Committee, (i) determined that the Merger, the SST IV Charter Amendment and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of SST IV and its stockholders, and that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and reasonable, both financially and otherwise, to SST IV and on terms and conditions not less favorable to SST IV than those available from unaffiliated third parties, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (iii) directed that the Merger and the SST IV Charter Amendment be submitted to a vote of the SST IV stockholders. Certain factors considered by the SST IV Board in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in “The Merger—SST IV’s Reasons for the Merger and Recommendation of the SST IV Board” beginning on page 134.

The SST IV Board recommends that SST IV stockholders vote (i) FOR the Merger Proposal, (ii) FOR the SST IV Charter Amendment Proposal and (iii) FOR the Adjournment Proposal.

Risks Related to the Merger and the Combined Company

The “Risk Factors—Summary of Risk Factors” section beginning on page 23 lists some of the principal risks associated with the Merger and an investment in the Combined Company. You should consider carefully these risks, as well as the risk factors described under “Risk Factors—Risks Related to the Merger” and “—Risks Related to the Combined Company Following the Merger” beginning on pages 24 and 28, together with all of the other information included in this Proxy Statement and Prospectus before deciding how to vote.

The SST IV Special Meeting

The SST IV Special Meeting will be held as a “virtual meeting” at 8:30 a.m. Pacific Time on March 10, 2021. You will be able to attend the SST IV Special Meeting and vote and submit your questions during the SST IV Special Meeting via live webcast by visiting www.meetingcenter.io/277392726.

At the SST IV Special Meeting, SST IV stockholders will be asked to consider and vote upon the following matters:

1.	the Merger Proposal;

2.	the SST IV Charter Amendment Proposal; and

3.	the Adjournment Proposal.

Approval of the Merger Proposal and the SST IV Charter Amendment Proposal each requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

As of September 30, 2020, there were 10,552,259 shares of SST IV Common Stock outstanding, of which 0.1% were held by Excluded Holders. As of September 30, 2020, no shares of SST IV Common Stock other than those held by Excluded Holders were held by SST IV directors, executive officers or their affiliates. Although Excluded Holders are entitled to vote the shares of SST IV Common Stock owned by them on the SST IV Charter Amendment Proposal and the Adjournment Proposal, they are not entitled to vote such shares on the Merger Proposal.

Your vote as a SST IV stockholder is very important regardless of how many shares of SST IV Common Stock you own.

Opinion of SST IV Special Committee’s Financial Advisor

On November 10, 2020, KeyBanc rendered an oral opinion to the SST IV Special Committee and, at the SST IV Special Committee’s direction, to the SST IV Board, which was subsequently confirmed in a written opinion as of the same date, as to the fairness, from a financial point of view, to the Unaffiliated Holders of the consideration to be paid to the Unaffiliated Holders pursuant to the Merger Agreement, based upon and subject to the assumptions made, matters considered and limitations and qualifications upon the review undertaken by KeyBanc.

The full text of KeyBanc’s written opinion, dated November 10, 2020, is attached to this Proxy Statement and Prospectus as Annex C. You should read KeyBanc’s opinion carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by KeyBanc in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. KeyBanc’s opinion was prepared for the use of the SST IV Special Committee and the SST IV Board, and addressed only the fairness from a financial point of view, as of the date of the opinion, of the consideration to be paid to the Unaffiliated Holders pursuant to the Merger Agreement. It does not constitute advice or a recommendation as to how any stockholder should vote with respect to the Merger or any other matter, and does not in any manner address the price at which shares of SST IV Common Stock or SmartStop Common Stock will trade at any time, if ever.

See “The Merger—Opinion of SST IV Special Committee’s Financial Advisor” beginning on page 141.

Stock Ownership of Directors and Executive Officers of SST IV

As of September 30, 2020, the directors of SST IV collectively held beneficial interests in 7,000 shares of SST IV Common Stock, collectively representing approximately 0.1% of all the shares of SST IV Common Stock outstanding and entitled to vote. See “The Companies—Strategic Storage Trust IV, Inc.—Stock Ownership” beginning on page 119.

Interests of SST IV’s Directors and Executive Officers in the Merger

Under the terms of the Merger Agreement, immediately prior to the effective time of the Merger, the vesting and forfeiture restrictions on restricted shares of SST IV Common Stock granted under the SST IV Equity Incentive Plan will lapse and such shares will be fully vested in the holder thereof. The shares of SST IV Common Stock represented thereby will be considered outstanding and will have the same rights and be subject to the same conditions in the Merger as other shares of SST IV Common Stock, including the right to receive the Merger Consideration. In connection with the Merger, an aggregate of 7,000 restricted shares of SST IV Common Stock owned by SST IV’s independent directors will vest and will convert into the right to receive an aggregate of 15,312.5 shares of SmartStop Class A Common Stock.

The Merger Agreement provides that rights relating to indemnification, exculpation, advancement of expenses and directors’ and officers’ insurance for SST IV’s current directors and officers will be continued for six years after the completion of the Merger. These arrangements are described more fully in “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification,” beginning on page 197.

Relationship of SST IV and SmartStop

SRA, which is the sponsor of SST IV, is controlled and owned by SmartStop. SST IV Advisor is owned and controlled by SRA. H. Michael Schwartz, Michael S. McClure, Wayne Johnson and Nicholas M. Look are executive officers of each of SST IV and SmartStop, and Mr. Schwartz is a director of each of SST IV and SmartStop.

Directors and Management of the Combined Company Following the Merger

The SmartStop Board currently consists of five directors and, upon the consummation of the Merger, all of the directors of SmartStop immediately prior to the effective time of the Merger are expected to comprise the board of directors of the Combined Company after the effective time of the Merger.

The executive officers of SmartStop immediately prior to the effective time of the Merger are expected to continue to serve as the executive officers of the Combined Company after the effective time of the Merger.

Dissenters’ and Appraisal Rights in the Merger

No dissenters’ or appraisal rights or rights of objecting stockholders will be available with respect to the Merger.

Conditions to Closing of the Merger

As more fully described in this Proxy Statement and Prospectus and the Merger Agreement, the obligation of each of SmartStop and SST IV to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver by the applicable party, at or prior to the effective time of the Merger, of a number of closing conditions. These conditions include, among other things:

•	approval by SST IV stockholders of the Merger and SST IV Charter Amendment;

•	effectiveness of the SST IV Charter Amendment pursuant to the MGCL;

•	receipt of opinions of counsel concerning certain tax matters;

•

the absence of any judgment, injunction, order, or decree issued by any governmental authority of competent jurisdiction prohibiting consummation of the Merger, and the absence of any law enacted, promulgated or enforced by any governmental authority that prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

•

the registration statement of which this Proxy Statement and Prospectus is a part having been declared effective by the SEC, no stop order suspending the effectiveness of such registration statement having been issued by the SEC and no proceeding for that purpose having been initiated by the SEC and not withdrawn;

•	the truth and accuracy of the representations and warranties of each party made in the Merger Agreement as of the closing, subject to certain materiality standards;

•	the performance in all material respects with all agreements required in the Merger Agreement to be performed by each party; and

•	the absence of any material adverse effect with respect to any party.

Neither SmartStop nor SST IV can give any assurance as to when or if all of the conditions to the consummation of the Merger will be satisfied or waived or that the Merger will occur. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 186 for more information.

Regulatory Approvals

The Merger may implicate certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. Neither SmartStop nor SST IV is aware of any regulatory approvals that are expected to prevent the consummation of the Merger. Under the Merger Agreement, SmartStop and SST IV have each agreed to use their reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement.

Alternative Acquisition Proposals; Change in Recommendation

Except as described below, the Merger Agreement provides that SST IV may not, and will cause its subsidiaries and direct each of its and their respective directors, officers, affiliates and representatives not to, initiate, solicit, facilitate, or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any persons relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

At any time prior to obtaining the necessary approvals of SST IV stockholders, SST IV may, if and only to the extent that the SST IV Special Committee has either determined that an Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that an Acquisition Proposal could reasonably be expected to lead to a Superior Proposal:

•

provide information in response to a request by a person who has made a written Acquisition Proposal that did not result from a breach by SST IV of the non-solicitation provisions in the Merger Agreement; and

•	engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal.

At any time prior to obtaining the necessary approvals of SST IV stockholders, SST IV has the right, upon receipt of a written Acquisition Proposal that constitutes a Superior Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, to give notice of its intention to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal and/or effect an Adverse Recommendation Change, subject to the following conditions:

•

the foregoing determination must have been upon a good faith determination after consultation with outside legal counsel that failing to take such action would be inconsistent with the SST IV directors’ duties under Maryland law;

•

SST IV must have notified SmartStop in writing that the SST IV Board intends to take such action at least five business days in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice must specify the material terms of the Superior Proposal and attach the most current version of such proposal; and

•

during the five business days after SmartStop received such notice, SST IV must have negotiated with SmartStop in good faith (to the extent SmartStop wished to negotiate) to make adjustments to the terms of the Merger Agreement so that the subject Superior Proposal no longer was a Superior Proposal.

For other information regarding the limitations on SST IV, the SST IV Board and SST IV Special Committee to consider other proposals, see “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation.”

Termination of the Merger Agreement

SST IV and SmartStop may, by written consent, mutually agree to terminate the Merger Agreement before completing the Merger, even after obtaining the required approval of SST IV stockholders.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either SST IV or SmartStop if any of the following occur, each subject to certain exceptions:

•	the Merger has not occurred on or before the Outside Date;

•

there is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement; or

•	the approval of SST IV stockholders of the Merger and SST IV Charter Amendment has not been obtained at the SST IV Special Meeting.

The Merger Agreement may also be terminated prior to the effective time of the Merger by SmartStop upon either of the following, each subject to certain exceptions:

•

SST IV breaches any of its representations or warranties or fails to perform its covenants or other agreements set forth in the Merger Agreement, which breach , either individually or in the aggregate, would result in, if occurring or continuing to occur at the closing, a failure of SST IV to satisfy any closing condition, and which breach cannot be cured or, if curable, is not cured by SST IV by the earlier of 20 days following written notice of such breach or failure from SmartStop to SST IV and two business days before the Outside Date; or

•

at any time prior to obtaining the necessary approvals of SST IV stockholders, (A) the SST IV Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of SST IV Common Stock that constitutes an Acquisition Proposal is commenced and the SST IV Board fails to recommend against acceptance of such tender offer or exchange offer by SST IV stockholders and to publicly reaffirm the SST IV Board recommendation within 10 business days of being requested to do so by SmartStop, or (C) SST IV has breached or failed to comply in any material respect with its obligations described in “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation.”

The Merger Agreement may also be terminated prior to the effective time of the Merger by SST IV upon any of the following, each subject to certain exceptions:

•	SmartStop or Merger Sub breaches any of its representations or warranties or fails to perform its covenants or other agreements set forth in the Merger Agreement, which breach, either individually or in the aggregate, would result in, if occurring or continuing to occur at the closing, a failure of SmartStop to satisfy any closing condition, and which breach cannot be cured or, if curable, is not cured by SmartStop by the earlier of 20 days following written notice of such breach or failure from SST IV to SmartStop and two business days before the Outside Date subject to certain exceptions; or

•

at any time prior to obtaining the necessary approvals of SST IV stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, so long as the termination payment described in “The Merger Agreement—Termination of the Merger Agreement—Termination Payment and Expense Reimbursement” below is made in full to SmartStop prior to or concurrently with such termination.

For more information regarding the rights of SmartStop and SST IV to terminate the Merger Agreement, see “The Merger Agreement—Termination of the Merger Agreement.”

Termination Payment and Expense Reimbursement

Upon termination of the Merger Agreement in certain circumstances, the Merger Agreement provides for a termination payment to SmartStop by SST IV of $7.2 million. In the event SmartStop exercises its right to terminate in connection with certain breaches of the Merger Agreement by SST IV, SST IV will be required to reimburse SmartStop in an amount not to exceed $1.5 million for SmartStop’s transaction expenses. Furthermore, in the event SST IV exercises its right to terminate in connection with certain breaches of the Merger Agreement by SmartStop, SmartStop will be required to reimburse SST IV in an amount not to exceed $1.5 million for SST IV’s transaction expenses. In addition, in the event the Merger Agreement is terminated for any reason, (1) the Termination Agreement will automatically terminate and the SST IV Advisory Agreement will remain in full force and effect (including all fees and obligations set forth therein) and (2) the Redemption Agreement will automatically terminate and SSA will continue to hold the Special Limited Partner Interest in SST IV OP.

See “The Merger Agreement—Termination of the Merger Agreement—Termination Payment and Expense Reimbursement” for more information on the termination payment that could be payable by SST IV and the expense reimbursements that could be payable by SST IV or SmartStop, respectively.

Material U.S. Federal Income Tax Consequences of the Merger

SmartStop and SST IV intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by each of SmartStop and SST IV of an opinion from its respective tax counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, a U.S. holder of shares of SST IV Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of SmartStop Class A Common Stock in exchange for shares of SST IV Common Stock in connection with the Merger.

For further discussion of certain U.S. federal income tax consequences of the Merger and the ownership and disposition of shares of SmartStop Class A Common Stock, see “Material U.S. Federal Income Tax Considerations” beginning on page 157. SST IV stockholders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income tax laws and other tax laws) of the Merger and the ownership and disposition of shares of SmartStop Class A Common Stock received in connection with the Merger.

Accounting Treatment of the Merger

SmartStop prepares its financial statements in accordance with GAAP. The Merger will be treated as an asset acquisition under GAAP. See “The Merger—Accounting Treatment of the Merger” on page 156 for more information.

Comparison of Rights of SST IV Stockholders and SmartStop Stockholders

If the Merger is consummated, stockholders of SST IV will become stockholders of SmartStop. The rights of SST IV stockholders are currently governed by and subject to the provisions of the MGCL, and the charter and bylaws of SST IV. Upon consummation of the Merger, the rights of the former SST IV stockholders who receive shares of SmartStop Class A Common Stock in the Merger will be governed by the MGCL and SmartStop’s current charter and bylaws, rather than the charter and bylaws of SST IV. The charter and bylaws of SmartStop contain certain provisions that are different from the charter and bylaws of SST IV.

For a summary of certain differences between the rights of SmartStop stockholders and SST IV stockholders, see “Comparison of Rights of SST IV Stockholders and SmartStop Stockholders” beginning on page 209.

Selected Historical Financial Information of SmartStop

Presented below is the selected historical consolidated financial information of SmartStop as of and for the periods indicated. The selected historical consolidated financial information of SmartStop for each of the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from SmartStop’s historical audited consolidated financial statements for such periods, and the selected historical financial information as of and for the nine months ended September 30, 2020 has been derived from SmartStop’s unaudited consolidated financial statements contained in SmartStop’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Interim results for the nine months ended September 30, 2020 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ended December 31, 2020.

You should read the historical financial information together with SmartStop’s financial statements and accompanying notes included in this Proxy Statement and Prospectus beginning on page F-17 and SmartStop’s management’s discussion and analysis of financial condition and results of operations, attached as Annex D to this Proxy Statement and Prospectus.

	As of and for the Nine Months Ended September 30, 2020	As of and for the Year Ended December 31, 2019	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and for the Year Ended December 31, 2016	As of and for the Year Ended December 31, 2015
Operating Data
Total revenues	$91,130,790	$109,528,549	$80,412,257	$76,108,906	$45,431,146	$17,905,699
Operating income (loss)	(24,726,648)	11,588,012	16,151,443	3,575,111	(14,910,503)	(5,076,880)
Net loss attributable to common stockholders	(49,824,486)	(24,750,333)	(3,698,377)	(14,864,065)	(26,090,385)	(15,290,941)
Net loss per Class A Share-basic and diluted	(0.84)	(0.42)	(0.06)	(0.27)	(0.65)	(2.56)
Net loss per Class T Share-basic and diluted	(0.84)	(0.42)	(0.06)	(0.27)	(0.65)	(2.56)
Dividends declared per common share	0.45	0.60	0.60	0.60	0.60	0.60
Balance Sheet Data
Real estate facilities (gross)	$1,191,037,320	$1,173,825,368	$820,296,026	$829,679,477	$727,455,733	$156,244,550
Total assets	1,229,766,650	1,311,433,731	796,354,037	817,497,838	752,553,611	193,446,828
Total debt	712,789,410	712,733,002	406,084,103	396,792,902	320,820,740	23,029,775
Total liabilities	772,592,214	775,802,382	418,870,325	410,062,755	331,209,006	26,371,397
Redeemable common Stock	54,116,173	43,391,362	32,226,815	24,497,059	10,711,682	1,223,483
Series A Convertible Preferred Stock	146,379,708	146,426,164	—	—	—	—
Total equity	256,678,555	345,813,823	345,256,897	382,938,024	410,632,923	165,851,948
Other Data
Net cash provided by (used in) operating activities	$22,549,196	$9,767,022	$18,359,125	$19,935,013	$(874,470)	$(1,252,240)
Net cash used in investing activities	(18,558,701)	(347,783,873)	(3,179,291)	(57,546,328)	(508,377,715)	(140,865,350)
Net cash provided by (used in) financing activities	(25,929,064)	392,223,412	(12,541,473)	31,278,664	498,943,670	163,690,908

Selected Historical Financial Information of SST IV

Presented below is the selected historical consolidated financial information of SST IV as of and for the periods indicated. The selected historical consolidated financial information of SST IV for each of the years ended December 31, 2019, 2018, and 2017, and for the period from June 1, 2016 through December 31, 2016 has been derived from SST IV’s historical audited consolidated financial statements for such periods, and the selected historical financial information as of and for the nine months ended September 30, 2020 has been derived from SST IV’s unaudited consolidated financial statements contained in SST IV’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Interim results for the nine months ended September 30, 2020 are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ended December 31, 2020.

You should read the historical financial information together with SST IV’s financial statements and accompanying notes included in this Proxy Statement and Prospectus beginning on page F-144 and SST IV’s management’s discussion and analysis of financial condition and results of operations, attached as Annex E to this Proxy Statement and Prospectus.

	As of and for the Nine Months Ended September 30, 2020	As of and for the Year Ended December 31, 2019	As of and for the Year Ended December 31, 2018	As of and for the Year Ended December 31, 2017	As of and for the Period June 1, 2016 (date of inception) through December 31, 2016
Operating Data
Total revenues	$16,702,140	$17,248,341	$5,764,028	$475,404	$—
Operating income (loss)	(5,087,910)	(5,411,557)	(3,517,494)	(1,246,680)	—
Net loss attributable to common stockholders	(9,373,707)	(9,557,231)	(4,708,285)	(1,230,755)	—
Net loss per Class A Share-basic and diluted	(0.92)	(1.26)	(1.39)	(1.74)	—
Net loss per Class T Share-basic and diluted	(0.92)	(1.26)	(1.39)	(1.74)	—
Net loss per Class W share-basic and diluted	(0.92)	(1.26)	(1.39)	(1.74)	—
Dividends declared per common share	1.17	1.56	1.56	1.32	—
Balance Sheet Data
Real estate facilities (gross)	$297,242,408	$261,382,288	$135,980,078	$12,339,539	$—
Total assets	310,207,553	288,469,695	161,942,760	35,804,087	201,000
Total debt	126,082,450	109,105,977	63,777,861	—	—
Total liabilities	133,427,775	118,657,170	69,129,692	1,105,316	—
Total equity	165,695,284	164,018,629	90,719,079	34,515,351	201,000
Other Data
Net cash provided by (used in) operating activities	$1,352,194	$927,028	$(97,732)	$(1,289,006)	$—
Net cash used in investing activities	(27,149,635)	(142,287,477)	(132,453,332)	(13,337,799)	—
Net cash provided by (used in) financing activities	30,760,232	131,330,362	126,417,379	36,354,930	201,000

Selected Unaudited Pro Forma Consolidated Financial Information of the Combined Company

The following tables set forth selected unaudited pro forma consolidated financial information of the Combined Company after giving effect to the SST IV Merger. The unaudited pro forma consolidated statement of operations of the Combined Company for the nine months ended September 30, 2020 and the year ended December 31, 2019 give effect to the SST IV Merger as if it had occurred on January 1, 2019, the beginning of the earliest period presented. The unaudited pro forma consolidated balance sheet of the Combined Company as of September 30, 2020 gives effect to the SST IV Merger as if it had occurred on September 30, 2020.

The unaudited pro forma consolidated financial information of the Combined Company was prepared using the asset acquisition method of accounting, with SmartStop as the accounting acquiror of SST IV. Under the asset acquisition method of accounting, the purchase price is allocated to the underlying SST IV tangible and intangible assets acquired and liabilities assumed based on their preliminary estimated respective fair values, based on the best information available at the time of this filing. The unaudited pro forma consolidated financial information of the Combined Company is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the SST IV Merger had occurred as presented in such statements or that may be obtained in the future. Additionally, the unaudited pro forma consolidated financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. Future results may vary significantly from the results reflected in such statements.

The unaudited pro forma consolidated financial information should be read in conjunction with (i) the more detailed unaudited pro forma consolidated financial information of the Combined Company and the accompanying notes included in this Proxy Statement and Prospectus beginning on page F-3 and (ii) the historical financial statements and accompanying notes of SmartStop and SST IV included in this Proxy Statement and Prospectus beginning on page F-17 and F-144, respectively.

	As of September 30, 2020
	SmartStop (Historical)	SST IV (Historical)	Pro Forma Adjustments	Combined Company (Pro Forma)
Balance Sheet Data:
Real estate facilities, net	$1,086,072,890	$285,547,342	$36,357,192	$1,407,977,424
Total assets	1,229,766,650	310,207,553	(5,908,559)	1,534,065,644
Debt, net	712,789,410	126,082,450	(45,196,147)	793,675,713
Total liabilities	772,592,214	133,427,775	(47,764,543)	858,255,446
Total equity	256,678,555	165,695,284	52,940,478	475,314,317

	For the Nine Months Ended September 30, 2020
	SmartStop (Historical)	SST IV (Historical)	Pro Forma Adjustments	Combined Company (Pro Forma)
Operating Data:
Total revenues	$91,130,790	$16,702,140	$(7,019,931)	$100,812,999
Operating income (loss)	(24,726,648)	(5,087,910)	438,456	(29,376,102)
Other income (expense)	(24,536,271)	(4,293,845)	2,514,630	(26,315,486)
Net loss	(49,262,919)	(9,381,755)	2,953,086	(55,691,588)

	For the Year Ended December 31, 2019
	SmartStop (Historical)	Strategic Storage Growth Trust, Inc. (Historical)	Strategic Storage Growth Trust, Inc. Pro Forma Adjustments	SmartStop Pro Forma (Pre SST IV Merger)	Strategic Storage Trust IV, Inc.	Pro Forma Adjustments	Combined Company (Pro Forma)
Operating Data:
Total revenues	$109,528,549	$1,415,459	$—	$110,944,008	$17,248,341	$(1,435,345)	$126,757,004
Operating income (loss)	11,588,012	(87,563)	(739,348)	10,761,101	(5,411,557)	(12,185,171)	(6,835,627)
Other income (expense)	(36,683,550)	(98,435)	131,327	(36,650,658)	(4,157,171)	5,058,150	(35,749,679)
Net loss	(25,095,538)	(185,998)	(608,021)	(25,889,557)	(9,568,728)	(7,127,021)	(42,585,306)

Unaudited Comparative Per Share Information

The following table sets forth as of and for the nine months ended September 30, 2020 and the year ended December 31, 2019, selected per share information for SmartStop Common Stock and SST IV Common Stock on a historical basis and for the Combined Company on a pro forma basis after giving effect to the Merger, accounted for as an asset acquisition. The information in the table is unaudited. You should read the tables below together with the financial statements and accompanying notes of SmartStop and SST IV, included in this Proxy Statement and Prospectus beginning on page F-17.

	SmartStop Historical	SST IV Historical	Pro Forma Fully Combined
As of September 30, 2020
Book value per share of common stock	$4.14	$16.74	$5.61
For the nine months ended September 30, 2020
Distributions declared per share of common stock	$0.45	$1.17	$0.45
Income (loss) per share from continuing operations	$(0.84)	$(0.92)	$(0.69)
For the year ended December 31, 2019
Distributions declared per share of common stock	$0.60	$1.56	$0.60
Income (loss) per share from continuing operations	$(0.42)	$(1.26)	$(0.52)

The pro forma Combined Company net income (loss) per share for the nine months ended September 30, 2020 and the year ended December 31, 2019 includes the combined net income (loss) per share of SmartStop and SST IV on a pro forma basis as if the transaction was consummated on January 1, 2019 and, with respect to net book value per share of common stock, on September 30, 2020.

The SmartStop pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this Proxy Statement and Prospectus.

Comparative Market Price and Distribution Data

Neither SmartStop Common Stock nor SST IV Common Stock is listed on an exchange, and there is no established public trading market for shares of SmartStop Common Stock or SST IV Common Stock.

SmartStop’s Distribution Data

The following table shows the distributions SmartStop has declared and paid in the fiscal year ended December 31, 2019 and the first three quarters of 2020:

Quarter	OP Unit Holders(1)	Preferred Stockholders(2)	Common Stockholders(1)	Distributions Declared Per Common Share
1st Quarter 2019	$26,407	—	$8,399,351	$0.150
2nd Quarter 2019	$62,925	—	$8,618,291	$0.150
3rd Quarter 2019	$990,364	—	$8,649,607	$0.150
4th Quarter 2019	$1,360,551	—	$8,586,703	$0.150
1st Quarter 2020	$1,358,066	$1,643,836	$8,623,452	$0.150
2nd Quarter 2020	$1,360,517	$2,330,943	$8,862,668	$0.150
3rd Quarter 2020	$1,406,034	$2,330,943	$8,826,940	$0.150

(1)	Declared distributions are paid monthly in arrears.
(2)	Declared distributions are paid quarterly in arrears.

SST IV’s Distribution Data

The following table shows the distributions SST IV has declared and paid in the fiscal year ended December 31, 2019 and the first three quarters of 2020:

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared Per Common Share(1)
1st Quarter 2019	$3,425	$1,853,451	$0.39
2nd Quarter 2019	$3,500	$2,549,737	$0.39
3rd Quarter 2019	$3,501	$2,935,216	$0.39
4th Quarter 2019	$3,501	$3,173,201	$0.39
1st Quarter 2020	$3,457	$3,453,923	$0.39
2nd Quarter 2020	$3,491	$3,773,659	$0.39
3rd Quarter 2020	$3,492	$3,854,944	$0.39

(1)	Declared distributions are paid monthly in arrears.

RISK FACTORS

In addition to the other information included in this Proxy Statement and Prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49, you should carefully consider the following risks before deciding how to vote your shares at the SST IV Special Meeting. In addition, you should read and consider the risks associated with each of the businesses of SST IV and SmartStop because these risks will also affect the Combined Company. You should also read and consider the other information included or incorporated by reference in this Proxy Statement and Prospectus. See “Where You Can Find More Information” beginning on page 220.

Summary of Risk Factors

•	The Merger Consideration will not be adjusted in the event of any change in the relative values of SST IV or SmartStop.

•

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the requirement that SST IV pay a termination payment to SmartStop or, in certain circumstances, that SST IV or SmartStop pay expenses to the other party.

•	Failure to complete the Merger could negatively impact the future business and financial results of SST IV.

•

The pendency of the Merger, including as a result of the restrictions on the operation of SST IV’s and SmartStop’s business during the period between signing the Merger Agreement and the completion of the Merger, could adversely affect the business and operations of SST IV, SmartStop, or both.

•	The SmartStop Charter does not contain certain protections contained in the SST IV Charter, and SST IV stockholders will lose such protections if the Merger is consummated.

•	SST IV is seeking approval of its stockholders of the SST IV Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the Merger.

•

The Merger Agreement contains provisions that could discourage a potential competing acquiror of SST IV or could result in a competing Acquisition Proposal being at a lower price than it might otherwise be.

•	SST IV and SmartStop each expect to incur substantial expenses related to the Merger.

•	The ownership positions of the SmartStop and SST IV stockholders will be diluted by the Merger.

•	The Combined Company will have substantial indebtedness upon completion of the Merger.

•	The Combined Company may be unable to continue paying distributions at or above the rates currently paid by SST IV and SmartStop.

•

The historical and unaudited pro forma consolidated financial information included elsewhere in this Proxy Statement and Prospectus may not be representative of the Combined Company’s results following the effective time of the Merger, and accordingly, SST IV stockholders have limited financial information on which to evaluate the Combined Company.

•

The Combined Company may incur adverse tax consequences if, prior to the Merger, SST IV or SmartStop, or, after the Merger, the Combined Company, fail to qualify as a REIT for U.S. federal income tax purposes.

•

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

•	If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, there may be adverse tax consequences.

•	The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded portfolio and operations following the Merger.

•	A high concentration of the Combined Company’s properties in a particular geographic area would magnify the effects of downturns in that geographic area.

•

If and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated net asset values per share of SST IV and SmartStop used to establish the exchange ratio in the Merger.

•

SmartStop has paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, SmartStop will have fewer funds available for the acquisition of properties, and its stockholders’ overall return may be reduced.

•

There is currently no public trading market for SmartStop’s shares and there may never be one; therefore, it will be difficult for SmartStop’s stockholders to sell their shares. The SmartStop Charter does not require it to pursue a liquidity transaction at any time.

•

The SmartStop Board recently suspended SmartStop’s share redemption program, and even if stockholders are able to have their shares redeemed, SmartStop’s stockholders may not be able to recover the amount of their investment in SmartStop’s shares.

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SmartStop has issued Series A Convertible Preferred Stock that ranks senior to all common stock and grants the holder superior rights compared to common stockholders, which may have the effect of diluting stockholders’ interests in SmartStop and discouraging a takeover or other similar transaction.

•	The interest of SmartStop’s stockholders will be diluted as SmartStop issues additional shares.

•	SmartStop may only calculate the value per share for its shares annually and, therefore, SmartStop’s stockholders may not be able to determine the net asset value of their shares on an ongoing basis.

•	SmartStop may be unable to pay or maintain cash distributions or increase distributions over time.

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Because SmartStop is focused on the self storage industry, its rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on its rental revenues than if it owned a more diversified real estate portfolio.

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If SmartStop or the other parties to its loans breach covenants thereunder, such loan or loans could be deemed in default, which could accelerate SmartStop’s repayment date and materially adversely affect the value of its stockholders’ investment in SmartStop.

Risks Related to the Merger

The Merger Consideration will not be adjusted in the event of any change in the relative values of SST IV or SmartStop.

Upon the consummation of the Merger, each outstanding share of SST IV Common Stock will be converted automatically into the right to receive 2.1875 shares of SmartStop Class A Common Stock. The Exchange Ratio will not be adjusted before or after consummation of the Merger. Except as expressly contemplated in the Merger Agreement, no change in the Merger Consideration will be made for any reason, including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of SST IV or SmartStop;

•	changes in the estimated value per share of either the shares of SST IV Common Stock or SmartStop Class A Common Stock;

•	interest rates, general market and economic conditions, market and economic conditions in specific geographic regions, and other factors generally affecting the businesses of SST IV and SmartStop;

•	federal, state and local legislation, governmental regulation, and legal developments in the businesses in which SST IV and SmartStop operate;

•	dissident stockholder activity, including any stockholder litigation challenging the transaction; or

•	acquisitions, disposals, or new development opportunities.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed, which could result in the requirement that SST IV pay a termination payment to SmartStop or, in certain circumstances, that SST IV or SmartStop pay expenses to the other party.

The Merger Agreement is subject to many conditions, which must be satisfied or waived in order to complete the Merger. The mutual conditions of the parties include, among others, the approval by the SST IV stockholders of the Merger and SST IV Charter Amendment. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including, among others: (a) the accuracy of the other party’s representations and warranties; (b) the other party’s compliance with its covenants and agreements contained in the Merger Agreement; (c) the absence of an event that constitutes a material adverse effect on the other party; and (d) the receipt of customary legal opinions. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 186.

There is no assurance that the Merger will be completed. Failure to consummate the Merger may adversely affect SST IV’s or SmartStop’s results of operations and business prospects for the following reasons, among others: (i) each of SST IV and SmartStop has incurred and will continue to incur certain transaction costs, regardless of whether the Merger closes, which could adversely affect each company’s financial condition, results of operations and ability to make distributions to its stockholders, and (ii) the Merger, whether or not it closes, will divert the attention of certain management and other key employees of SST IV and SmartStop from ongoing business activities, including the pursuit of other opportunities that could be beneficial to SST IV or SmartStop, respectively.

In addition, SST IV or SmartStop may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger has not been consummated by the Outside Date. The Merger Agreement also may be terminated in certain circumstances if a final and non-appealable order is entered prohibiting the transactions contemplated by the Merger Agreement, upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied, or if the SST IV stockholders fail to approve the Merger Proposal or the SST IV Charter Amendment Proposal. In addition, at any time prior to the time the SST IV stockholders approve the Merger Proposal and the SST IV Charter Amendment Proposal, SST IV has the right to terminate the Merger Agreement in order to enter into an Alternative Acquisition Agreement with a third party relating to a Superior Proposal. Finally, at any time prior to the time the SST IV stockholders approve the Merger Proposal and the SST IV Charter Amendment Proposal, SmartStop has the right to terminate the Merger Agreement upon an Adverse Recommendation Change, upon the commencement of a tender offer or exchange offer for any shares of SST IV Common Stock that constitutes an Acquisition Proposal if the SST IV Board fails to recommend against acceptance of such tender offer or exchange offer or to publicly reaffirm the SST IV Board’s recommendation after being requested to do so by SmartStop or if SST IV breaches or fails to comply in any material respect with certain of its obligations regarding the solicitation of and response to Acquisition Proposals. In certain circumstances specified in the Merger Agreement, SST IV may be required to pay SmartStop a termination payment of $7.2 million or one party may be required to reimburse the other party’s transaction expenses (in an amount not to exceed $1.5 million). See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 198.

Failure to complete the Merger could negatively impact the future business and financial results of SST IV.

If the Merger is not completed, the ongoing business of SST IV could be materially and adversely affected and SST IV will be subject to a variety of risks associated with the failure to complete the Merger, including the following:

•	SST IV being required, under certain circumstances in which the Merger Agreement is terminated, to pay to SmartStop a termination payment of $7.2 million;

•	SST IV having to bear certain costs relating to the Merger, such as legal, accounting, financial advisor, filing, printing, and mailing fees;

•	the diversion of SST IV’s management’s focus and resources from operational matters and other strategic opportunities while working to implement the Merger; and

•	SST IV failing to achieve economies of scale and to recognize the benefits thereof.

If the Merger is not completed, these risks could materially affect the business and financial results of SST IV.

The pendency of the Merger, including as a result of the restrictions on the operation of SST IV’s and SmartStop’s business during the period between signing the Merger Agreement and the completion of the Merger, could adversely affect the business and operations of SST IV, SmartStop, or both.

During the pendency of the Merger, some business partners or vendors of each of SST IV and SmartStop may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows, and expenses of SST IV and SmartStop, regardless of whether the Merger is completed. In addition, due to operating covenants in the Merger Agreement, each of SST IV and SmartStop may be unable, without the consent of the other party, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions, and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of SST IV have interests in seeing the Merger completed that are different from, or in addition to, those of the SST IV stockholders.

Some of the directors and executive officers of SST IV have interests in seeing the Merger completed that are different from, or in addition to, those of the SST IV stockholders; however, no director or executive officer of SST IV is party to an arrangement with SST IV, or participates in any SST IV plan, program, or arrangement, that provides such director or executive officer with financial incentives that are contingent upon the consummation of the Merger.

The SmartStop Charter does not contain certain protections contained in the SST IV Charter, and SST IV stockholders will lose such protections if the Merger is consummated.

The SST IV Charter includes certain provisions required by the NASAA REIT Guidelines, which apply to REITs with shares that are publicly registered with the SEC but are not listed on a national securities exchange, including certain rights to remove directors without cause. The SmartStop Charter does not include provisions based on the NASAA REIT Guidelines, and such guidelines would not apply to SmartStop. If the Merger is consummated, the SST IV Charter would no longer be applicable and SST IV stockholders would no longer have the benefit of the protections provided by the NASAA REIT Guidelines set forth in the SST IV Charter.

SST IV is seeking approval of its stockholders of the SST IV Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the Merger.

SST IV is seeking approval of its stockholders of the SST IV Charter Amendment. If adopted, the SST IV Charter Amendment Proposal would remove substantive and procedural protections relating to Roll-Up Transactions, which would eliminate certain protections that would have applied to the Merger. For example, as part of the Roll-Up Transaction, SST IV would be required to provide stockholders certain rights including the right to remain as a stockholder of SST IV and preserve their interests therein on the same terms and conditions as existed previously, or to receive cash in an amount equal to the stockholder’s pro rata share of the appraised value of the net assets of SST IV, even if the SST IV Board concludes that the Roll-Up Transaction would be in SST IV’s best interests. Because the Merger is conditioned on approval of the SST IV Charter Amendment, the SST IV stockholders will not be entitled to the benefit of these protections in connection with the Merger.

The Merger Agreement contains provisions that could discourage a potential competing acquiror of SST IV or could result in a competing Acquisition Proposal being at a lower price than it might otherwise be.

The Merger Agreement restricts SST IV’s ability to initiate, solicit, facilitate, or knowingly encourage any Acquisition Proposal, subject to limited exceptions. Prior to making an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, SST IV is required to provide SmartStop with notice of its intention to make such an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement and an opportunity to negotiate (to the extent SmartStop wishes to negotiate) to make adjustments to the terms of the Merger Agreement such that the Superior Proposal ceases to constitute a Superior Proposal.

Upon termination of the Merger Agreement in certain circumstances involving an Acquisition Proposal, SST IV is required to pay SmartStop a termination payment of $7.2 million. Further, although SST IV Advisor waived its right to receive any fees under the SST IV Advisory Agreement that it would have been entitled to receive upon the consummation of the Merger, SST IV may be required to pay all or a portion of such fees to SST IV Advisor in connection with the consummation of certain other Acquisition Proposals. In addition, a third party acquiror may be required to make other potential payments which are not payable in connection with the Merger.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of SST IV’s business from considering or making a competing Acquisition Proposal, even if the potential competing acquiror was prepared to pay consideration with a higher per share cash value than the value proposed to be received or realized in the Merger, or might cause a potential competing acquiror to propose to pay a lower price than it might otherwise have proposed to pay because of the added expense of the applicable payments and fees that may become payable in certain circumstances.

SST IV and SmartStop each expect to incur substantial expenses related to the Merger.

SST IV and SmartStop each expect to incur substantial expenses in connection with completing the Merger and integrating SST IV’s properties and operations with those of SmartStop. Although SST IV and SmartStop each has assumed that a certain level of transaction expenses would be incurred, there are a number of factors beyond the control of each company that could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the actual transaction expenses associated with the Merger could significantly exceed the estimated transaction expenses.

The ownership positions of the SmartStop and SST IV stockholders will be diluted by the Merger.

The Merger will result in the SmartStop stockholders and the SST IV stockholders having an ownership stake in the Combined Company that is smaller than their current stake in SmartStop and SST IV, respectively.

Upon completion of the Merger, based on the number of shares of SmartStop Common Stock, the number of limited partnership units of SmartStop’s operating partnership, and the number of shares of SST IV Common Stock outstanding on September 30, 2020, continuing SmartStop stockholders will own approximately 64% of the ownership interests in the Combined Company, the SST IV stockholders will own approximately 25% of the ownership interests in the Combined Company, and the Combined Company’s management will own approximately 11% of the ownership interests in the Combined Company. Consequently, the continuing SmartStop stockholders and the SST IV stockholders will have less influence over the management and policies of the Combined Company following the Merger than they currently exercise over the management and policies of SmartStop and SST IV, respectively.

Litigation challenging the Merger may increase transaction costs and prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

If any stockholder files a lawsuit challenging the Merger, SST IV and SmartStop can provide no assurances as to the outcome of any such lawsuit, including the costs associated with defending such claims or any other liabilities that may be incurred in connection with the litigation or settlement of such claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may prevent the completion of the Merger in the expected time frame, or may prevent it from being completed altogether. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

Risks Related to the Combined Company Following the Merger

The Combined Company will have substantial indebtedness upon completion of the Merger.

In connection with the Merger, the Combined Company will assume, and may refinance, certain indebtedness of SST IV and will be subject to risks associated with such indebtedness. As of September 30, 2020, SmartStop had approximately $717 million of outstanding debt, and SST IV had approximately $127 million of outstanding debt.

The Combined Company’s indebtedness could have important consequences to holders of its common stock, including SST IV stockholders who receive SmartStop Class A Common Stock in the Merger, including:

•	the risk of a complete loss of stockholders’ investments should the Combined Company become unable to pay its debts;

•	vulnerability of the Combined Company to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements;

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requiring the use of a substantial portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures, general corporate requirements, and distributions to stockholders;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry;

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness; and

•	limiting the Combined Company’s ability to access capital markets.

The Combined Company may need to incur additional indebtedness in the future.

It is possible that the Combined Company may increase its outstanding debt from current levels. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company’s ability to adjust to changing market, industry or economic conditions; limiting the Combined Company’s ability to access the capital markets to refinance maturing debt or to fund acquisitions, development or emerging businesses and limiting the possibility of a listing on a securities exchange; limiting the amount of free cash flow available for future operations, acquisitions, distributions, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors.

The Combined Company may be unable to continue paying distributions at or above the rates currently paid by SST IV and SmartStop.

Historically, each of SST IV and SmartStop has generally declared distributions on a quarterly basis that accrued at a daily rate to stockholders of record. SST IV’s most recent daily distribution rate was approximately $0.00427 per share. SmartStop’s most recent daily distribution rate was approximately $0.00164 per share. Based on the Exchange Ratio, SST IV stockholders who receive SmartStop Class A Common Stock in the Merger will receive a total annual distribution per share of SST IV Common Stock of approximately $0.60 following the completion of the Merger as compared to a total annual distribution per share prior to the Merger of $0.71 for SST IV Class A Common Stock, $0.60 for SST IV Class T Common Stock and $0.66 for SST IV Class W Common Stock, net of ongoing stockholder servicing fees and dealer manager servicing fees for SST IV Class T Common Stock and SST IV Class W Common Stock, respectively. Furthermore, there is no guarantee that the Combined Company will continue to pay distributions at such rate, if at all, for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such distributions due to changes in the Combined Company’s cash requirements, capital spending plans, cash flow, or financial position;

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decisions on whether, when, and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change SmartStop’s current distribution practices at any time and for any reason;

•	the Combined Company may desire to retain cash to maintain or improve its credit ratings; and

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the amount of distributions that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators, and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of the Combined Company will have no contractual or other legal right to distributions that have not been authorized by the Combined Company’s board of directors and declared by the Combined Company.

The historical and unaudited pro forma consolidated financial information included elsewhere in this Proxy Statement and Prospectus may not be representative of the Combined Company’s results following the effective time of the Merger, and accordingly, SST IV stockholders have limited financial information on which to evaluate the Combined Company.

The historical and unaudited pro forma consolidated financial information included elsewhere in this Proxy Statement and Prospectus has been presented for informational purposes only and is not necessarily indicative of the Combined Company’s financial position or results of operations that actually would have occurred had the Merger been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company. The unaudited pro forma consolidated financial information does not reflect future events that may occur after the effective time of the Merger, including any future nonrecurring charges resulting from the Merger, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma consolidated financial information presented elsewhere in this Proxy Statement and Prospectus is based in part on certain assumptions regarding the Merger that SST IV and SmartStop believe are reasonable under the circumstances. SST IV and SmartStop can provide no assurances that the assumptions will prove to be accurate over time.

The Combined Company may incur adverse tax consequences if, prior to the Merger, SST IV or SmartStop, or, after the Merger, the Combined Company, fail to qualify as a REIT for U.S. federal income tax purposes.

Each of SST IV and SmartStop has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes and intends to continue to do so through the time of the Merger, and the Combined Company intends to continue operating in such a manner following the Merger. Neither SST IV nor SmartStop has requested or plans to request a ruling from the Internal Revenue Service (the “IRS”) that it qualifies as a REIT for U.S. federal income tax purposes. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of SST IV or SmartStop may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of SST IV and SmartStop must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its REIT taxable income, excluding any net capital gains.

If SST IV or SmartStop (or, after the Merger, the Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

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it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to January 1, 2018 and possibly increased state and local taxes;

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unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

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for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Following the Merger, the Combined Company will be liable for unpaid taxes of SST IV for any periods prior to the Merger. In addition, as described above, if SST IV failed to qualify as a REIT for its taxable year ended December 31, 2018 or thereafter, but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former SST IV asset during a period of up to five years following the Merger the Combined Company would be subject to U.S. federal corporate income tax with respect to any built-in gain inherent in such asset as of the Merger.

As a result of all these factors, any of SST IV, SmartStop, or the Combined Company’s failure to qualify as a REIT for any taxable year could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for taxable years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state, and local taxes on its income or property and, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. Any U.S. federal, state, or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders. See “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of SmartStop Class A Common Stock—Taxation of the Combined Company” beginning on page 161.

If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, there may be adverse tax consequences.

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. The closing of the Merger is conditioned on the receipt by each of SST IV and SmartStop of an opinion of its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the Merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, then each SST IV stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the Merger Consideration (i.e. the fair market value of the shares of SmartStop Class A Common Stock) received by the SST IV stockholder in the Merger and (ii) the SST IV stockholder’s adjusted tax basis in its shares of SST IV Common Stock.

The Combined Company will depend on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the Combined Company’s business.

The Combined Company’s future success will depend to a significant degree upon the contributions of the Combined Company’s executive officers, each of whom would be difficult to replace. If any of these executive officers were to cease their affiliation with the Combined Company, the Combined Company’s operating results could suffer. If the Combined Company loses or is unable to retain its executive officers or does not establish or maintain appropriate strategic relationships, its ability to implement its investment strategies could be delayed or hindered, which could adversely affect its ability to continue to pay distributions at the current rate and the value of its stockholders’ investments.

The future success of the Combined Company will also depend on on-site personnel to maximize customer satisfaction at each of its facilities. The customer service, marketing skills, knowledge of local market demand and competitive dynamics of the Combined Company’s facility managers are contributing factors to the Combined Company’s ability to maximize its rental income and to achieve the highest sustainable rent levels at each of its facilities. Any difficulties the Combined Company encounters in hiring, training, and retaining skilled field personnel may adversely affect rental revenues.

The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded portfolio and operations following the Merger.

Following the Merger, the Combined Company will have an expanded portfolio and operations and likely will continue to expand its operations through additional acquisitions and other strategic transactions. The future success of the Combined Company will depend, in part, upon its ability to manage its expansion opportunities, integrate new operations into its existing business in an efficient and timely manner, successfully monitor its operations, costs, regulatory compliance and service quality, and maintain other necessary internal controls. The Combined Company cannot assure investors that its expansion or acquisition opportunities will be successful, or that the Combined Company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

A high concentration of the Combined Company’s properties in a particular geographic area would magnify the effects of downturns in that geographic area.

In the event that the Combined Company has a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on the Combined Company’s portfolio. For example, if the Merger had been effected prior to the month of September 2020, approximately 21.6%, 20.5%, and 11.0% of the Combined Company’s rental income for the month of September 2020 would have been concentrated in Florida, California, and Ontario (Canada), respectively.

If and when the Combined Company completes a liquidity event, the market value ascribed to the shares of common stock of the Combined Company upon the liquidity event may be significantly lower than the estimated net asset values per share of SST IV and SmartStop used to establish the exchange ratio in the Merger.

In approving and recommending the Merger, the SST IV Special Committee and the SmartStop Special Committee considered the most recent estimated net asset values per share of SST IV and SmartStop, which are as of March 31, 2020 and as of December 31, 2019, respectively. The estimated net asset value per share of the Combined Company will only be determined after the Merger. In the event that the Combined Company completes a liquidity event after the consummation of the Merger, the value ascribed to the shares of the Combined Company in connection with such liquidity event may be significantly lower than the estimated net asset values considered by the SST IV Special Committee and SmartStop Special Committee and the estimated net asset value per share of the Combined Company that may be reflected on the account statements of stockholders of the Combined Company after the consummation of the Merger.

Risks Related to an Investment in SmartStop Self Storage REIT, Inc.

SmartStop has paid, and may continue to pay, distributions from sources other than cash flow from operations; therefore, SmartStop will have fewer funds available for the acquisition of properties, and its stockholders’ overall return may be reduced.

SmartStop may borrow, issue additional securities, or sell assets in order to fund distributions to its stockholders or make distributions to its stockholders out of proceeds from its DRP. SmartStop is not prohibited from undertaking such activities by the SmartStop Charter, the SmartStop Bylaws, or SmartStop’s investment policies, and SmartStop may use an unlimited amount from any source to pay its distributions. For the years ended December 31, 2014, 2015, and 2016, SmartStop funded 100% of its distributions using proceeds from the SmartStop Offering. For the year ended December 31, 2017, SmartStop funded 59% of its distributions using cash flow from operations and 41% using proceeds from the SmartStop DRP Offering. For the year ended December 31, 2018, SmartStop funded 54% of its distributions using cash flow from operations and 46% using proceeds from the SmartStop DRP Offering. For the year ended December 31, 2019, SmartStop funded 26% of its distributions using cash flows from operations, 30% using cash provided by financing activities, and 44% using proceeds from the SmartStop DRP Offering. If SmartStop funds distributions from financings, then such financings will need to be repaid, and if SmartStop funds distributions from offering proceeds, then it will have fewer funds available for the acquisition of properties, which may affect its ability to generate future cash flows from operations and may reduce its stockholders’ overall returns. Additionally, to the extent distributions exceed cash flow from operations, a stockholder’s basis in SmartStop stock may be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize a capital gain.

There is currently no public trading market for SmartStop’s shares and there may never be one; therefore, it will be difficult for SmartStop’s stockholders to sell their shares. The SmartStop Charter does not require it to pursue a liquidity transaction at any time.

There is currently no public market for SmartStop’s shares and there may never be one. Stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards. The SmartStop Charter also prohibits the ownership by any one individual of more than 9.8% in value of SmartStop’s stock or 9.8% in value or in number of shares, whichever is more restrictive, of SmartStop Common Stock, unless waived (prospectively or retroactively) by the SmartStop Board, which may inhibit large investors from desiring to purchase SmartStop’s stockholders’ shares. As described below, the SmartStop Board recently suspended SmartStop’s share redemption program, except in limited circumstances. If SmartStop lifts such suspension of its share redemption program, stockholders will continue to be limited in terms of the amount of shares which may be redeemed. Therefore, it may be difficult for SmartStop’s stockholders to sell their shares promptly or at all. If SmartStop’s stockholders are able to sell their shares, they will likely have to sell them at a substantial discount to the price they paid for the shares. It also is likely that the shares would not be accepted as the primary collateral for a loan. SmartStop’s stockholders should purchase shares only as a long-term investment because of the illiquid nature of the shares.

The SmartStop Board recently suspended SmartStop’s share redemption program, and even if stockholders are able to have their shares redeemed, SmartStop’s stockholders may not be able to recover the amount of their investment in SmartStop’s shares.

SmartStop’s share redemption program is currently suspended, other than for redemptions sought in connection with a stockholder’s death, “qualifying disability” (as that term is defined in SmartStop’s share redemption program), or confinement to a long-term care facility. In light of the uncertainty relating to the novel coronavirus (“COVID-19”) and its potential impact on SmartStop’s overall financial results, the SmartStop Board previously completely suspended SmartStop’s share redemption program from March 30, 2020 through August 20, 2020.

If a common stockholder is able to have its shares redeemed, such stockholder should be fully aware that SmartStop’s share redemption program contains significant restrictions and limitations. Further, the SmartStop Board may limit, suspend, terminate, or amend any provision of the share redemption program upon 30 days’ notice. Redemptions of shares, when requested, will generally be made quarterly to the extent SmartStop has sufficient funds available to it to fund such redemptions. During any calendar year, SmartStop will not redeem in excess of 5% of the weighted average number of shares outstanding during the prior calendar year and redemptions will be funded solely from proceeds from SmartStop’s distribution reinvestment plan. SmartStop is not obligated to redeem shares under its share redemption program. Therefore, stockholders should not assume that they will be able to sell any of their shares back to SmartStop pursuant to SmartStop’s share redemption program at any time or at all. The redemption price for all redemptions under SmartStop’s share redemption program is equal to the most recently published estimated net asset value per share of the applicable share class. Accordingly, SmartStop’s stockholders may receive less by selling their shares back to SmartStop than the realizable value of their investment.

SmartStop has issued Series A Convertible Preferred Stock that ranks senior to all common stock and grants the holder superior rights compared to common stockholders, which may have the effect of diluting stockholders’ interests in SmartStop and discouraging a takeover or other similar transaction.

SmartStop has issued Series A Convertible Preferred Stock that ranks senior to all other shares of SmartStop stock, including shares of SmartStop Common Stock, and grants the holder (the “Preferred Investor”) certain rights that are superior to the rights of common stockholders, including with respect to the payment of distributions, liquidation preference, redemption rights, and conversion rights.

Distributions on the Series A Convertible Preferred Stock are cumulative and are declared and payable quarterly in arrears. SmartStop is obligated to pay the Preferred Investor its current distributions and any accumulated and unpaid distributions prior to any distributions being paid to SmartStop’s common stockholders and, therefore, any cash available for distribution is used first to pay distributions to the Preferred Investor. If SmartStop fails to pay distributions on the Series A Convertible Preferred Stock for four quarters (whether or not consecutive), the Preferred Investor is permitted to vote on any matter submitted to a vote of SmartStop’s common stockholders, upon which the Preferred Investor and common stockholders shall vote together as a single class. In such a case, the Preferred Investor’s vote would have a dilutive effect on the voting power of SmartStop’s common stockholders.

The Series A Convertible Preferred Stock has a liquidation preference in the event of SmartStop’s voluntary or involuntary liquidation, SmartStop’s dissolution, or the winding up of SmartStop’s affairs (a “liquidation”) which could negatively affect any payments to the common stockholders in the event of a liquidation. Furthermore, the Series A Convertible Preferred Stock is redeemable in certain circumstances. A redemption of SmartStop’s Series A Convertible Preferred Stock, whether at SmartStop’s option or at the option of the holder of SmartStop’s Series A Convertible Preferred Stock, could have an adverse effect on SmartStop’s financial condition, cash flow and the amount available for distributions to SmartStop’s common stockholders.

The Preferred Investor also has, upon the occurrence of certain events, the right to convert any or all of the Series A Convertible Preferred Stock held by the Preferred Investor into shares of SmartStop Class A Common Stock. The issuance of common stock upon conversion of the Series A Convertible Preferred Stock would result in dilution to SmartStop’s common stockholders. As of November 30, 2020, SmartStop had $200 million of Series A Convertible Preferred Stock outstanding, which would represent approximately 23.7% of SmartStop Common Stock on an as converted, fully diluted basis.

The Series A Convertible Preferred Stock also imposes several negative covenants on SmartStop such as not permitting SmartStop to exceed a leverage ratio of 60% loan-to-value or prohibiting SmartStop from entering into a merger with another entity whose assets are not at least 80% self storage related, in each case without an affirmative vote by the Preferred Investor. Because of these superior rights, the existence of the Series A Convertible Preferred Stock could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of the outstanding SmartStop Common Stock might receive a premium for their shares.

The interest of SmartStop’s stockholders will be diluted as SmartStop issues additional shares.

SmartStop’s stockholders will not have preemptive rights to any shares issued by SmartStop in the future. Subject to any limitations set forth under Maryland law, the SmartStop Board may amend the charter from time to time to increase or decrease the number of authorized shares of stock (currently 900,000,000 shares) or increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares into other classes or series of stock without the necessity of obtaining stockholder approval. All such shares may be issued in the discretion of the SmartStop Board. Further, SmartStop’s Series A Convertible Preferred Stock may be converted into SmartStop Class A Common Stock under certain circumstances. In addition, SmartStop has granted, and expects to grant in the future, equity awards to its independent directors and certain of its employees, including its executive officers, which to date consist of restricted stock of SmartStop and LTIP units of SmartStop OP, which are convertible into shares of SmartStop Common Stock subject to satisfaction of certain conditions. Finally, a subsidiary of SAM owns units of limited partnership interest in SmartStop OP which are convertible into SmartStop Class A Common Stock under certain circumstances. Therefore, existing stockholders will experience dilution of their equity investment in SmartStop as it (1) sells additional shares in the future, including those issued pursuant to its distribution reinvestment plan, (2) sells securities that are convertible into shares of its common stock, (3) issues shares of its common stock in a private offering of securities, (4) issues restricted shares of its common stock or other equity-based securities to its independent directors and executive officers, (5) issues shares of its common stock in a merger or to sellers of properties acquired by SmartStop in connection with an exchange of limited partnership interests of SmartStop OP, or (6) converts shares of the Series A Convertible Preferred Stock into shares of SmartStop Common Stock. Because the limited partnership interests of SmartStop OP may, in the discretion of the SmartStop Board, be exchanged for shares of SmartStop Common Stock, any merger, exchange or conversion between SmartStop OP and another entity ultimately could result in the issuance of a substantial number of shares of SmartStop Common Stock, thereby diluting the percentage ownership interest of other stockholders. Because of these and other reasons, SmartStop’s stockholders may experience substantial dilution in their percentage ownership of SmartStop’s shares.

SmartStop may only calculate the value per share for its shares annually and, therefore, SmartStop’s stockholders may not be able to determine the net asset value of their shares on an ongoing basis.

On April 20, 2020, the SmartStop Board approved an estimated value per share of SmartStop Class A Common Stock and SmartStop Class T Common Stock of $10.40. The SmartStop Board approved this estimated value per share pursuant to rules promulgated by FINRA. When determining the estimated value per share there are currently no SEC, federal and state rules that establish requirements specifying the methodology to employ in determining an estimated value per share; provided, however, that the determination of the estimated value per share must be conducted by, or with the material assistance or confirmation of, a third-party valuation expert or service and must be derived from a methodology that conforms to standard industry practice.

SmartStop calculated its estimated value per share as of December 31, 2019, which was prior to the emergence of COVID-19 in the United States. SmartStop is unable to quantify the potential impact of the COVID-19 pandemic on its estimated value per share until SmartStop has greater visibility into how the spread of the disease may affect its operations or the broader economic environment. Future valuations of SmartStop’s properties or other assets and liabilities could be affected by COVID-19 or any associated weakened economic conditions. SmartStop intends to use this estimated per share value of its shares until the next net asset valuation approved by the SmartStop Board, which SmartStop is required to approve at least annually. SmartStop may not calculate the net asset value per share for its shares more than annually. Therefore, SmartStop’s stockholders may not be able to determine the net asset value of their shares on an ongoing basis.

In determining its estimated value per share, SmartStop primarily relied upon a valuation of its portfolio of properties as of December 31, 2019. Valuations and appraisals of SmartStop’s properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties; therefore, SmartStop’s estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of its properties.

For the purposes of calculating the estimated value per share, an independent third party appraiser valued SmartStop’s properties as of December 31, 2019. The valuation methodologies used to value SmartStop’s properties involved certain subjective judgments. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond SmartStop’s control and the control of its independent appraiser. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of SmartStop’s properties and SmartStop’s investments in real estate related assets may not correspond to the timely realizable value upon a sale of those assets. Because SmartStop’s share prices are primarily based on the estimated net asset value per share, SmartStop’s stockholders may pay more than realizable value when such shares are purchased or receive less than realizable value when such shares are sold.

SmartStop may be unable to pay or maintain cash distributions or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to stockholders. SmartStop is currently required to pay dividends with respect to its Series A Convertible Preferred Stock rate of 6.25% per annum. Distributions to SmartStop’s common stockholders will be based principally on distribution expectations of its investors and cash available from its operations. The amount of cash available for distribution will be affected by many factors, such as the yields on securities of other real estate programs that SmartStop invests in and SmartStop’s operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. SmartStop cannot assure its stockholders that it will be able to pay or maintain distributions or that distributions will increase over time, nor can it give any assurance that rents from the properties will increase, that the securities it buys will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties will increase its cash available for distribution to stockholders. SmartStop’s actual results may differ significantly from the assumptions used by the SmartStop Board in establishing the distribution rate to stockholders. If SmartStop fails to pay distributions on the Series A Convertible Preferred Stock for four quarters (whether or not consecutive), the Preferred Investor is permitted to vote on any matter submitted to a vote of the common stockholders of SmartStop, upon which the Preferred Investor and common stockholders shall vote together as a single class. In such a case, the Preferred Investor’s vote would have a dilutive effect on the voting power of SmartStop’s common stockholders.

SmartStop’s Executive Severance and Change of Control Plan and the related agreements with SmartStop’s executive officers may result in significant expense for SmartStop and may deter a third party from engaging in a change of control transaction with SmartStop.

SmartStop has adopted an Executive Severance and Change of Control Plan that is applicable to its executive officers and has entered into an associated Severance Agreement with each of its executive officers. Pursuant to such documents, if the officer’s employment is terminated other than for cause or if the officer elects to terminate his employment with SmartStop for good reason, SmartStop will make a severance payment equal to the officer’s highest annual compensation in the prior two years plus the officer’s average cash performance bonus earned for the prior three years, multiplied by an amount specified in the Executive Severance and Change of Control Plan, together with continuation of medical coverage for a period of time specified in the Executive Severance and Change of Control Plan. In addition, certain outstanding equity awards may be subject to accelerated vesting or may remain eligible for vesting, as specified further in the Executive Severance and Change of Control Plan. These agreements may result in a significant expense for SmartStop if an executive officer’s employment is terminated for certain reasons, and may discourage a third party from acquiring SmartStop.

SmartStop recently became a self-managed REIT and has limited operating experience being self-managed.

On June 28, 2019, SmartStop acquired the Self Storage Platform, along with certain other assets of SAM (the “Self Administration Transaction”). As a result of the Self Administration Transaction, SmartStop is a newly self-managed REIT. SmartStop no longer bears the costs of the various fees and expense reimbursements previously paid to its former external advisor and its affiliates; however, SmartStop’s expenses now include the compensation and benefits of its officers and employees, as well as overhead previously paid by its former external advisor and its affiliates. SmartStop’s employees now provide services historically provided by the external advisors and their affiliates. SmartStop is subject to potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances, and SmartStop bears the cost of the establishment and maintenance of any employee compensation plans. In addition, SmartStop has not previously operated as a self-managed REIT and may encounter unforeseen costs, expenses, and difficulties associated with providing these services on a self-advised basis. If SmartStop incurs unexpected expenses as a result of its self-management, its results of operations could be more negatively impacted than they otherwise would have been.

SmartStop’s trademarks are important.

In connection with the Self Administration Transaction, SmartStop acquired trademarks and other intellectual property rights, including but not limited to the “SmartStop®” and “Strategic Storage®” brands, which are important to SmartStop’s success and competitive position, and the loss of or SmartStop’s inability to enforce trademark and other proprietary intellectual property rights could harm its business. SmartStop will devote substantial resources to the establishment and protection of its trademarks and other proprietary intellectual property rights.

SmartStop’s efforts to protect its intellectual property may not be adequate. Third parties may misappropriate or infringe on SmartStop’s intellectual property. From time to time, SmartStop may engage in litigation to protect its intellectual property, which could result in substantial costs as well as diversion of management attention. The occurrence of any of these risks could adversely affect SmartStop’s business and results of operations.

Strategic Transfer Agent Services, LLC, SmartStop’s Transfer Agent, has a limited operating history and a failure by SmartStop’s Transfer Agent to perform its functions for SmartStop effectively may adversely affect SmartStop’s operations.

SmartStop’s Transfer Agent is a related party which was recently launched as a new business. While it is a registered transfer agent with the SEC, the business was formed in October 2017 and has had only limited operations to date. Because of its limited experience, there is no assurance that SmartStop’s Transfer Agent will be able to effectively provide transfer agent and registrar services to SmartStop. Furthermore, SmartStop’s Transfer Agent will be responsible for supervising third party service providers who may, at times, be responsible for executing certain transfer agent and registrar services. If SmartStop’s Transfer Agent fails to perform its functions for SmartStop effectively, SmartStop’s operations may be adversely affected.

The SmartStop Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by SmartStop’s stockholders, which could limit SmartStop’s stockholders’ ability to obtain a favorable judicial forum for disputes with SmartStop or its directors, officers, or employees.

The SmartStop Bylaws provide that, unless SmartStop consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by SmartStop’s stockholders with respect to SmartStop, its directors, its officers, or its employees. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with SmartStop or its directors, officers, or employees, which may discourage meritorious claims from being asserted against SmartStop and its directors, officers, and employees. Alternatively, if a court were to find this provision of the SmartStop Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, SmartStop may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, or results of operations.

Privacy concerns could result in regulatory changes that may harm SmartStop’s business.

The California Consumer Privacy Act (the “CCPA”) went into effect on January 1, 2020. The CCPA is intended to protect consumer privacy rights, and, among other things, it provides California residents with the ability to know what information companies collect about them, to request, in certain circumstances, the deletion of such information, and to affirmatively opt out of the sale of their personal information. While SmartStop believes it has developed processes to comply with CCPA requirements, a regulatory agency may not agree with certain of its implementation decisions, which could subject SmartStop to litigation, regulatory actions or changes to its business practices that could increase costs or reduce revenues. A California ballot initiative known as the California Privacy Rights and Enforcement Act (“CPRA”) was passed in November of 2020. The statute established the California Privacy Protection Agency (“CPPA”) to enforce the CCPA and also amended the CCPA to broaden the rights of California residents and the obligations of businesses. Most of the provisions of the CPRA become operative on January 1, 2023, though the CPPA became established on the date of the Act.

The provisions of the CPRA may increase the risk of enforcement actions, will create additional costs for compliance, and may impact SmartStop’s business operations. Other states have also considered or are considering privacy laws similar to the CCPA. Similar laws may be implemented in other jurisdictions that SmartStop does business in and in ways that may be more restrictive than the CCPA, increasing the cost of compliance, as well as the risk of noncompliance, on its business.

The limit on the number of shares a person may own may discourage a takeover that could otherwise result in a premium price to SmartStop’s stockholders.

In order for SmartStop to qualify as a REIT, no more than 50% of its outstanding stock may be beneficially owned, directly or indirectly, by five or fewer individuals (including certain types of entities) at any time during the last half of each taxable year. To ensure that SmartStop does not fail to qualify as a REIT under this test, the SmartStop Charter restricts ownership by one person or entity to no more than 9.8% of the value of its then-outstanding capital stock or more than 9.8% of the value or number of shares of its then outstanding common stock, whichever is more restrictive. This restriction may have the effect of delaying, deferring, or preventing a change in control of SmartStop, including an extraordinary transaction (such as a merger, tender offer, or sale of all or substantially all of its assets) that might provide a premium price for holders of its common stock.

SmartStop will not be afforded the protection of Maryland law relating to business combinations.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder (as defined in the statute) or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of the corporation.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of the SmartStop Board. Pursuant to the statute, the SmartStop Board has by resolution exempted business combinations between SmartStop and any person, provided that the business combination is first approved by the SmartStop Board. SmartStop cannot assure investors that the SmartStop Board will not amend or repeal this resolution in the future. Therefore, SmartStop will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in the SmartStop Charter would provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested stockholder.

SmartStop is uncertain of its sources of debt or equity for funding its future capital needs. If SmartStop cannot obtain funding on acceptable terms, its ability to make necessary capital improvements to its properties, pay other expenses, or expand its business may be impaired or delayed.

SmartStop expects its primary use of capital to be paying distributions to its stockholders and making capital investments into its assets and its business. In addition, in order to continue to qualify as a REIT, SmartStop generally must distribute to its stockholders at least 90% of its taxable income each year, excluding capital gains. Because of this annual distribution requirement, it is not likely that SmartStop will be able to fund a significant portion of its future capital needs from retained earnings. SmartStop has not identified any additional sources of capital for future funding, and such sources of funding may not be available to SmartStop on favorable terms or at all. If SmartStop does not have access to sufficient funding in the future, it may not be able to make necessary capital improvements to its properties, pay other expenses or expand its business.

SmartStop will face conflicts of interest relating to the purchase of properties, including conflicts with Strategic Storage Growth Trust II, Inc. and other programs SmartStop, its officers, its key personnel, or its subsidiaries may sponsor or manage in the future, and there can be no assurance that SmartStop’s allocation policy will adequately address all of the conflicts that may arise or that it will address such conflicts in a manner that is more favorable to SmartStop than to Strategic Storage Growth Trust II, Inc. or to other programs SmartStop, its officers, its key personnel, or its subsidiaries may sponsor or manage in the future.

SmartStop owns the entities that serve as the sponsor and advisor to Strategic Storage Growth Trust II, Inc. (“SSGT II”), a private REIT that has investment objectives similar to SmartStop’s, and SmartStop, its officers, its key personnel, or its subsidiaries may sponsor or manage other programs in the future (each a “Future Program”). SmartStop may be buying properties at the same time as SSGT II or a Future Program. Accordingly, SmartStop will have conflicts of interest in allocating potential properties, acquisition expenses, management time, services, and other functions between various existing enterprises or future enterprises with which SSGT II or a Future Program may be or become involved. SSGT II, a private REIT that invests in self storage properties, had assets of approximately $116 million as of December 31, 2019.

While SmartStop has adopted an investment allocation policy in an effort to appropriately allocate acquisitions among SmartStop, SSGT II, and any Future Program, there can be no assurance that such allocation policy will adequately address all of the conflicts that may arise or that it will address such conflicts in a manner that is more favorable to SmartStop than to SSGT II or a Future Program. In addition, conflicts of interest may exist in the valuation of SmartStop’s investments and regarding decisions about the allocation of specific investment opportunities among SmartStop, SSGT II, and any Future Program and the allocation of fees and costs among SmartStop, SSGT II, and any Future Program. To the extent SmartStop fails to appropriately deal with any such conflicts, it could negatively impact its reputation and ability to raise additional funds or result in potential litigation against it.

A subsidiary of SmartStop is the sponsor of SSGT II and may sponsor additional programs in the future. As a result, SmartStop could be subject to any litigation that may arise by investors in those entities or the respective operations of those entities.

In the course of their operations, SSGT II and any Future Program may be subject to lawsuits. SmartStop may be named in such lawsuits as the sponsor of such entities and may, in some instances, be found to be subject to liability. In such an instance, SmartStop’s ability to seek reimbursement or indemnification from such programs may be limited. If SmartStop is subject to significant legal expenses, it could have an adverse effect on its financial condition.

SmartStop’s officers and certain of its key personnel will face competing demands relating to their time, and this may cause SmartStop’s operating results to suffer.

SmartStop’s officers and certain of its key personnel and their respective affiliates are key personnel, advisors, managers, and sponsors of other real estate programs having investment objectives and legal and financial obligations similar to SmartStop’s, including SSGT II, and may hold similar roles with any Future Program. Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between SmartStop’s business and these other activities. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to SmartStop’s business than is necessary or appropriate. If this occurs, the returns on SmartStop’s stockholders’ investments may suffer.

Certain of SmartStop’s officers face conflicts of interest related to the positions they hold with affiliated entities, which could hinder SmartStop’s ability to successfully implement its investment objectives and to generate returns to its stockholders.

Certain of SmartStop’s executive officers are also officers of affiliated entities, including SSGT II, and may be officers of any Future Program. As a result, these individuals owe fiduciary duties to these other entities and their owners, which fiduciary duties may conflict with the duties that they owe to SmartStop. Their loyalties to these other entities could result in actions or inactions that are detrimental to SmartStop’s business, which could harm the implementation of its investment objectives. Conflicts with SmartStop’s business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between SmartStop and the other entities, (2) SmartStop’s purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of SmartStop’s properties by affiliates, and (5) investments with affiliates. If SmartStop does not successfully implement its investment objectives, it may be unable to generate cash needed to continue to pay distributions at the current rate to its stockholders and to maintain or increase the value of its assets.

SmartStop may face a conflict of interest if it purchases properties from, or sell properties to, its affiliates, including SSGT II and any Future Program.

In the future, SmartStop may purchase properties from, or sell properties to, one or more of its affiliates, including SSGT II and any Future Program. A conflict of interest may exist if such acquisition or disposition occurs. The business interests of SmartStop’s affiliates may be adverse to, or to the detriment of, SmartStop’s interests. Additionally, if SmartStop purchases properties from its affiliates, the prices SmartStop pays to these affiliates for SmartStop’s properties may be equal to, or in excess of, the prices paid by the affiliates, plus the costs incurred by the affiliates relating to the acquisition and financing of the properties. If SmartStop sells properties to its affiliates, the offers SmartStop receives from these affiliates for SmartStop’s properties may be equal to, or less than, the prices SmartStop paid for the properties. These prices will not be the subject of arm’s-length negotiations, which could mean that the acquisitions may be on terms less favorable to SmartStop than those negotiated in an arm’s-length transaction. Even though SmartStop intends to use an independent third-party appraiser to determine fair market value when acquiring properties from, or selling properties to, its affiliates, SmartStop may pay more, or may not be offered as much, for particular properties than it would have in an arm’s-length transaction, which would reduce its cash available for investment in other properties or distribution to its stockholders.

Furthermore, because any agreement that SmartStop enters into with its affiliates will not be negotiated in an arm’s-length transaction, SmartStop may be reluctant to enforce the agreements against those affiliated entities.

SmartStop’s Executive Chairman is a controlling person of an entity that owns a minority interest in SmartStop OP and SmartStop Class A Common Stock, and therefore may face conflicts with regard to his fiduciary duties to SmartStop and his fiduciary duties to that entity, including conditions pertaining to redemption of SmartStop’s outstanding common stock or the limited partnership interests and voting matters related to such interests.

SmartStop’s Executive Chairman is a controlling person of SAM, SmartStop’s former sponsor, which indirectly currently owns an approximately 13% interest in limited partnership interests in SmartStop OP and 0.9% of SmartStop’s outstanding common stock. Such limited partnership interests may be exchanged for shares of SmartStop Common Stock in the future. In addition, in certain circumstances such as a merger, sale of all or substantially all of SmartStop’s assets, share exchange, conversion, dissolution or amendment to the SmartStop Charter, in each case where the vote of SmartStop’s stockholders is required under Maryland law, the consent of SmartStop OP will also be required, which could result in SmartStop’s Executive Chairman being able to influence such matters submitted to a vote of SmartStop’s stockholders. This may result in an outcome that may not be favorable to SmartStop’s stockholders. SmartStop’s Executive Chairman may also make decisions on behalf of SAM related to redemptions of either its limited partnership interests or its common stock which may negatively impact SmartStop’s stockholders.

Because SmartStop is focused on the self storage industry, its rental revenues will be significantly influenced by demand for self storage space generally, and a decrease in such demand would likely have a greater adverse effect on its rental revenues than if it owned a more diversified real estate portfolio.

Because SmartStop’s portfolio of properties consists primarily of self storage facilities, it is subject to risks inherent in investments in a single industry. A decrease in the demand for self storage space would likely have a greater adverse effect on SmartStop’s rental revenues than if it owned a more diversified real estate portfolio. Demand for self storage space has been and could be adversely affected by weakness in the national, regional, and local economies and changes in supply of or demand for similar or competing self storage facilities in an area. To the extent that any of these conditions occur, they are likely to affect demand, and market rents, for self storage space, which could cause a decrease in SmartStop’s rental revenue. Any such decrease could impair SmartStop’s ability to continue to pay distributions at the current rate to its stockholders. SmartStop does not expect to invest in other real estate or businesses to hedge against the risk that industry trends might decrease the profitability of its self storage-related investments.

SmartStop faces significant competition in the self storage industry, which may increase the cost of acquisitions or developments or impede its ability to retain customers or re-let space when existing customers vacate.

SmartStop faces intense competition in every market in which it purchases self storage facilities. SmartStop competes with numerous national, regional, and local developers, owners and operators in the self storage industry, including SSGT II and other REITs. Moreover, development of self storage facilities has increased in recent years, which has intensified competition, and SmartStop expects it will continue to do so as newly developed facilities are opened. In addition, competition for suitable investments may reduce the number of suitable investment opportunities available to SmartStop, may increase acquisition costs, and may reduce demand for self storage units in certain areas where SmartStop’s facilities are located, all of which may adversely affect its operating results. Additionally, an economic slowdown in a particular market could have a negative effect on SmartStop’s self storage revenues.

If competitors build new facilities that compete with SmartStop’s facilities or offer space at rental rates below the rental rates SmartStop charges its customers, SmartStop may lose potential or existing customers and it may be pressured to discount its rental rates to retain customers. As a result, SmartStop’s rental revenues may become insufficient to continue to pay distributions at the current rate to its stockholders. In addition, increased competition for customers may require SmartStop to make capital improvements to facilities that it would not otherwise make, which could reduce cash available for distribution to its stockholders.

Delays in development and lease-up of SmartStop’s properties would reduce its profitability.

SmartStop may acquire properties that require repositioning or redeveloping such properties with the goal of increasing cash flow, value or both. Construction delays to new or existing self storage properties due to weather, unforeseen site conditions, personnel problems (including as a result of the COVID-19 outbreak), and other factors could delay SmartStop’s anticipated customer occupancy plan which could adversely affect its profitability and cash flow. Furthermore, SmartStop’s estimate of the costs of repositioning or redeveloping an acquired property may prove to be inaccurate, which may result in its failure to meet its profitability goals. SmartStop may also encounter unforeseen cost increases associated with building materials or construction services resulting from trade tensions, disruptions, tariffs, duties or restrictions or an epidemic, pandemic or other health crisis, such as the COVID-19 outbreak. Additionally, SmartStop may acquire a new property that has a relatively low physical occupancy, and the cash flow from existing operations may be insufficient to pay the operating expenses associated with that property until the property is adequately leased. If one or more of these properties do not perform as expected or SmartStop is unable to successfully integrate new properties into its existing operations, its financial performance and its ability to make distributions may be adversely affected.

SmartStop’s operating results may be affected by regulatory changes that have an adverse impact on its specific facilities, which may adversely affect its results of operations and returns to its stockholders.

Certain regulatory changes may have a direct impact on SmartStop’s self storage facilities, including but not limited to, land use, zoning, and permitting requirements by governmental authorities at the local level, which can restrict the availability of land for development, and special zoning codes which omit certain uses of property from a zoning category. These special uses (i.e., hospitals, schools, and self storage facilities) are allowed in that particular zoning classification only by obtaining a special use permit and the permission of local zoning authority. If SmartStop is delayed in obtaining or unable to obtain a special use permit where one is required, new developments or expansion of existing developments could be delayed or reduced. Additionally, certain municipalities require holders of a special use permit to have higher levels of liability coverage than is normally required. The acquisition of, or the inability to obtain, a special use permit and the possibility of higher levels of insurance coverage associated therewith may have an adverse effect on SmartStop’s results of operations and returns to its stockholders.

SmartStop’s tenant protection plan business is, in some cases, subject to governmental regulation, which may adversely affect SmartStop’s results.

Depending on the jurisdiction, SmartStop provides either tenant insurance or a tenant protection plan to customers at its properties. These businesses, including the payments associated with these arrangements, may be subject to state-specific or provincial-specific governmental regulation. Such regulatory authorities generally have broad discretion to promulgate, interpret and implement regulations, to adopt new or additional licensing requirements, to grant, renew and revoke licenses and approvals, and to evaluate compliance with regulations through periodic examinations, audits, investigations and inquiries. In addition, there has been and may continue to be regulatory or private action in the jurisdictions in which SmartStop operates. The impact of such actions could adversely affect SmartStop’s business and results of operations.

SmartStop discloses funds from operations and funds from operations, as adjusted, each a non-GAAP financial measure, in communications with investors, including documents filed with the SEC. However, funds from operations and funds from operations, as adjusted, are not equivalent to SmartStop’s net income or loss or cash flow from operations as determined under GAAP, and stockholders should consider GAAP measures to be more relevant to SmartStop’s operating performance.

SmartStop uses, and SmartStop discloses to investors, funds from operations (“FFO”) and FFO, as adjusted, which are non-GAAP financial measures. FFO and FFO, as adjusted, are not equivalent to SmartStop’s net income or loss or cash flow from operations as determined in accordance with GAAP, and investors should consider GAAP measures to be more relevant in evaluating SmartStop’s operating performance and ability to pay distributions. FFO and FFO, as adjusted, differ from GAAP net income because FFO and FFO, as adjusted, exclude gains or losses from sales of property and asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. In determining FFO, as adjusted, SmartStop makes further adjustments to FFO to exclude the effects of non-real estate related intangible amortization, acquisition related costs, contingent earnout expenses, accretion of fair value of debt adjustments, gains or losses from extinguishment of debt, accretion of deferred tax liabilities, realized and unrealized gains/losses on foreign exchange transactions, and gains/losses on foreign exchange and interest rate derivatives not designated for hedge accounting. FFO, as adjusted, also reflects adjustments for unconsolidated partnerships and jointly owned investments.

Because of these differences, FFO and FFO, as adjusted, may not be accurate indicators of SmartStop’s operating performance, especially during periods in which SmartStop is acquiring properties. In addition, FFO and FFO, as adjusted, are not indicative of cash flow available to fund cash needs and investors should not consider FFO and FFO, as adjusted, as alternatives to cash flows from operations or an indication of SmartStop’s liquidity or of funds available to fund SmartStop’s cash needs, including SmartStop’s ability to pay distributions to its stockholders.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that SmartStop uses to calculate FFO and FFO, as adjusted. Also, because not all companies calculate FFO and FFO, as adjusted, the same way, comparisons with other companies may not be meaningful.

Property taxes may increase, which will adversely affect SmartStop’s net operating income and cash available for distributions.

Each of the properties SmartStop acquires will be subject to real property taxes. Some local real property tax assessors may seek to reassess some of SmartStop’s properties as a result of its acquisition of the property. From time to time, SmartStop’s property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. In addition, state or local governments may increase tax rates or assessment levels, such as the recent failed proposal to limit protections against property tax increases currently provided by California’s Proposition 13. Increases in real property taxes will adversely affect SmartStop’s net operating income and cash available for distributions.

Changes in the Canadian Dollar/USD exchange rate could have a material adverse effect on SmartStop’s operating results and value of the investment of its stockholders.

SmartStop has purchased and may continue to purchase properties in Canada. In addition, SST IV and SSGT II own properties in Canada where SmartStop, through its subsidiaries, serves as the property manager. As a result, SmartStop’s financial results may be adversely affected by fluctuations in the Canadian Dollar/USD exchange rate. SmartStop cannot predict with any certainty changes in foreign currency exchange rates or its ability to mitigate these risks. Several factors may affect the Canadian Dollar/USD exchange rate, including:

•	sovereign debt levels and trade deficits;

•	domestic and foreign inflation rates and interest rates and investors’ expectations concerning those rates;

•	other currency exchange rates;

•	changing supply and demand for a particular currency;

•	monetary policies of governments;

•	changes in balances of payments and trade;

•	trade restrictions;

•	direct sovereign intervention, such as currency devaluations and revaluations;

•	investment and trading activities of mutual funds, hedge funds, and currency funds; and

•	other global or regional political, economic, or financial events and situations.

These events and actions are unpredictable. In addition, the Canadian Dollar may not maintain its long term value in terms of purchasing power in the future. The resulting volatility in the Canadian Dollar/USD exchange rate could materially and adversely affect SmartStop’s performance.

SmartStop is subject to additional risks due to the location of the properties that it either owns or operates in Canada.

In addition to currency exchange rates, the value of any properties SmartStop purchases in Canada may be affected by factors peculiar to the laws and business practices of Canada. Canadian laws and business practices may expose SmartStop to risks that are different from and in addition to those commonly found in the United States. Ownership and operation of foreign assets pose several risks, including, but not limited to the following:

•	the burden of complying with both Canadian and United States’ laws;

•	changing governmental rules and policies, including changes in land use and zoning laws, more stringent environmental laws or changes in such laws;

•

existing or new Canadian laws relating to the foreign ownership of real property or loans and laws restricting the ability of Canadian persons or companies to remove profits earned from activities within the country to the person’s or company’s country of origin;

•	the potential for expropriation;

•	possible currency transfer restrictions;

•	imposition of adverse or confiscatory taxes;

•	changes in real estate and other tax rates or laws and changes in other operating expenses in Canada;

•	possible challenges to the anticipated tax treatment of SmartStop’s revenue and its properties;

•	adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;

•	the potential difficulty of enforcing obligations in other countries;

•	changes in the availability, cost, and terms of loan funds resulting from varying Canadian economic policies; and

•	SmartStop’s limited experience and expertise in foreign countries relative to its experience and expertise in the United States.

SmartStop has broad authority to incur debt, and high debt levels could hinder its ability to continue to pay distributions at the current rate and could decrease the value of its stockholders’ investments.

The SmartStop Board may approve unlimited levels of debt. High debt levels would cause SmartStop to incur higher interest charges, would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash SmartStop has available to distribute and could result in a decline in the value of its stockholders’ investments.

If SmartStop or the other parties to its loans breach covenants thereunder, such loan or loans could be deemed in default, which could accelerate SmartStop’s repayment date and materially adversely affect the value of its stockholders’ investment in SmartStop.

Certain of SmartStop’s loans are secured by first mortgages on some of its properties and other loans are secured by pledges of equity interests in the entities that own certain of its properties. Such loans also impose a number of financial or other covenant requirements on SmartStop. If SmartStop, or the other parties to these loans, should breach certain of those financial or other covenant requirements, or otherwise default on such loans, then the respective lenders, as the case may be, could accelerate SmartStop’s repayment dates. If SmartStop does not have sufficient cash to repay the applicable loan at that time, such lenders could foreclose on the property securing the applicable loan or take control of the pledged collateral, as the case may be. Such foreclosure could result in a material loss for SmartStop and would adversely affect the value of its stockholders’

investment in SmartStop. In addition, certain of these loans are cross-collateralized and cross-defaulted with each other such that a default under one loan would cause a default under the other loans.

SmartStop has incurred and intends to continue to incur, mortgage indebtedness and other borrowings, which may increase its business risks.

SmartStop has placed, and intends to continue to place, permanent financing on its properties and it may obtain additional credit facilities or other similar financing arrangements in order to acquire additional properties. SmartStop may also decide to later further leverage its properties. SmartStop may incur mortgage debt and pledge all or some of its real properties as security for that debt to obtain funds to acquire real properties. If SmartStop defaults on its secured indebtedness, the lender may foreclose and SmartStop could lose its entire investment in the properties securing such loan, which could adversely affect distributions to its stockholders. To the extent lenders require SmartStop to cross-collateralize its properties, or its loan agreements contain cross-default provisions, a default under a single loan agreement could subject multiple properties to foreclosure.

In connection with the SSGT Mergers on January 24, 2019, SmartStop entered into a series of new loans. Accordingly, SmartStop may be subject to an increased risk that its cash flow could be insufficient to meet required payments on its debt. SmartStop’s increased indebtedness as a result of the SSGT Mergers, compared to its level of indebtedness prior to the SSGT Mergers, could have important consequences to its stockholders, including:

•	increasing its vulnerability to general adverse economic and industry conditions;

•	limiting its ability to obtain additional financing to fund future working capital, capital expenditures, and other general corporate requirements;

•

requiring the use of a substantial portion of its cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures, and general corporate requirements;

•	limiting its flexibility in planning for, or reacting to, changes in its business and industry; and

•	putting it at a disadvantage compared to its competitors with comparatively less indebtedness.

In addition, SmartStop may borrow if it needs funds to pay a desired distribution rate to its stockholders. SmartStop may also borrow if it deems it necessary or advisable to assure that it maintains its qualification as a REIT for federal income tax purposes. If there is a shortfall between the cash flow from its properties and the cash flow needed to service mortgage debt, then the amount available for distribution to its stockholders may be reduced.

Increases in interest rates could increase the amount of SmartStop’s debt payments and adversely affect its ability to continue to pay distributions at the current rate to its stockholders.

SmartStop currently has outstanding debt payments which are indexed to variable interest rates. SmartStop may also incur additional debt or issue additional preferred equity in the future which rely on variable interest rates. Increases in these variable interest rates in the future would increase SmartStop’s interest costs and preferred equity distribution payments, which would likely reduce its cash flows and its ability to continue to pay distributions at the current rate to its stockholders. In addition, if SmartStop needs to make payments on instruments which contain variable interest during periods of rising interest rates, it could be required to liquidate one or more of its investments in properties at times that may not permit realization of the maximum return on such investments.

To qualify as a REIT, and to avoid the payment of federal income and excise taxes and maintain its REIT status, SmartStop may be forced to borrow funds, use proceeds from the issuance of securities, or sell assets to pay distributions, which may result in SmartStop distributing amounts that may otherwise be used for its operations.

To obtain the favorable tax treatment accorded to REITs, SmartStop normally will be required each year to distribute to its stockholders at least 90% of its REIT taxable income, generally determined without regard to the deduction for distributions paid and by excluding net capital gains. SmartStop will be subject to federal income tax on its undistributed taxable income and net capital gain and subject to a 4% nondeductible excise tax on any amount by which distributions it pays with respect to any calendar year are less than the sum of (1) 85% of its ordinary income, (2) 95% of its capital gain net income, and (3) 100% of its undistributed income from prior years. These requirements could cause SmartStop to distribute amounts that otherwise would be spent on the acquisition, maintenance or development of properties and it is possible that SmartStop might be required to borrow funds, use proceeds from the issuance of securities or sell assets in order to distribute enough of its taxable income to maintain its REIT status and to avoid the payment of federal income and excise taxes. SmartStop may be required to make distributions to stockholders at times it would be more advantageous to reinvest cash in its business or when it does not have cash readily available for distribution, and it may be forced to liquidate assets on terms and at times unfavorable to it. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of investor’s capital for federal income tax purposes.

If any of SmartStop’s limited partnerships or limited liability companies fails to maintain its status as a partnership for federal income tax purposes, its income would be subject to taxation and SmartStop’s REIT status would be terminated.

SmartStop intends to maintain the status of its limited partnerships, including SmartStop OP, and limited liability companies (as applicable) as partnerships for federal income tax purposes. However, if the IRS were to successfully challenge the status of any of SmartStop’s non-corporate entities as a partnership for federal income tax purposes, it would be taxable as a corporation. Such an event would reduce the amount of distributions that such partnership could make to SmartStop. This could also result in SmartStop losing its REIT status and becoming subject to a corporate level tax on its own income. This would substantially reduce SmartStop’s cash available to pay distributions and the return on its stockholders’ investments. In addition, if any of the entities through which any of SmartStop’s non-corporate entities owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to such partnership. Such a recharacterization of any of SmartStop’s partnerships or an underlying property owner could also threaten SmartStop’s ability to maintain its REIT status.

SmartStop may be required to pay some taxes due to actions of its taxable REIT subsidiaries, which would reduce its cash available for distribution to its stockholders.

Any net taxable income earned directly by SmartStop’s taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from its taxable REIT subsidiaries, will be subject to federal and applicable state and local corporate income taxes. SmartStop has elected to treat SmartStop TRS and SS Growth TRS, Inc. as taxable REIT subsidiaries, and it may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of SmartStop’s income even though as a REIT it is not subject to federal income tax on that income, because not all states and localities follow the federal income tax treatment of REITs. To the extent that SmartStop and its affiliates are required to pay federal, state, and local taxes, SmartStop will have less cash available for distributions to its stockholders.

General Risk Factors

SmartStop faces risks related to an epidemic, pandemic or other health crisis, such as the ongoing COVID-19 pandemic, which could have a material adverse effect on its business, financial condition, liquidity, results of operations and prospects.

SmartStop faces risks related to an epidemic, pandemic or other health crisis, including the ongoing COVID-19 pandemic which impacts the United States, Canada and the markets in which SmartStop operates. SmartStop’s rental revenue and operating results depend significantly on the demand for self storage space. While SmartStop has not seen a material impact on the demand for self storage space resulting from the COVID-19 pandemic as of the date of this Proxy Statement and Prospectus, if the outbreak causes weakness in national, regional and local economies that negatively impact the demand for self storage space and/or increase bad debts, SmartStop’s business, financial condition, liquidity, results of operations and prospects could be adversely impacted. Additionally, SmartStop typically conducts aspects of its leasing activity at its facilities, as well as the offering of various ancillary products, including moving and packing supplies, such as locks and boxes, and other services, such as protection plans, tenant insurance or similar programs. Accordingly, reductions in the ability and willingness of customers to visit SmartStop’s facilities due to the COVID-19 pandemic could reduce rental revenue and ancillary operating revenue produced by its facilities. Concerns relating to such an outbreak could also impact the availability of SmartStop’s personnel to report for work at its facilities, which could adversely affect its ability to adequately manage its facilities. In order to prevent the spread of COVID-19 there have been, and may continue to be, temporary shut downs or restrictions placed on businesses by cities, counties, states, or the federal government. These orders have impacted, and may continue to impact, SmartStop’s facilities and operations. The ultimate extent of the impact of the COVID-19 pandemic on SmartStop’s business, financial condition, liquidity, results of operations and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the breadth or severity of the COVID-19 pandemic and the actions to contain or treat its impact, among others.

A failure in, or breach of, SmartStop’s operational or security systems or infrastructure, or those of its third party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt SmartStop’s businesses, result in the disclosure or misuse of confidential or proprietary information, damage its reputation, increase its costs, and cause losses.

SmartStop relies heavily on communications and information systems to conduct its business. Information security risks for SmartStop’s business have generally increased in recent years in part because of the proliferation of new technologies; the use of the Internet and telecommunications technologies to process, transmit and store electronic information, including the management and support of a variety of business processes, including financial transactions and records, personally identifiable information, and tenant and lease data; and the increased sophistication and activities of organized crime, hackers, and terrorists, activists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, SmartStop’s operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. SmartStop’s business, financial, accounting, and data processing systems, or other operating systems and facilities, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond its control. For example, there could be electrical or telecommunication outages; natural disasters such as earthquakes, tornadoes, and hurricanes; disease pandemics; events arising from local or larger scale political or social matters, including terrorist acts; and as described below, cyber attacks.

SmartStop’s business relies on its digital technologies, computer and email systems, software and networks to conduct its operations. Although SmartStop has information security procedures and controls in place, its technologies, systems and networks and, because the nature of its business involves the receipt and retention of personal information about its customers, its customers’ personal accounts may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of its or its customers’ or other third parties’ confidential information. Third parties with whom SmartStop does business or who facilitate its business activities, including intermediaries or vendors that provide service or security solutions for its operations, and other third parties, could also be sources of operational and information security risk to SmartStop, including from breakdowns or failures of their own systems or capacity constraints. In addition, hardware, software or applications SmartStop develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security.

While SmartStop has disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. SmartStop’s risk and exposure to these matters remain heightened because of the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of SmartStop’s controls, processes, and practices designed to protect its systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for SmartStop. As threats continue to evolve, SmartStop may be required to expend additional resources to continue to modify or enhance its protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support SmartStop’s businesses and customers, or cyber attacks or security breaches of the networks, systems or devices that its customers use to access its products and services, could result in customer attrition, regulatory fines, penalties or intervention, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on SmartStop’s results of operations or financial condition. Furthermore, if such attacks are not detected immediately, their effect could be compounded.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement and Prospectus (including the Annexes), contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which SmartStop and SST IV operate and beliefs of, and assumptions made by, SmartStop management and SST IV management and involve uncertainties that could significantly affect the financial results of SmartStop, SST IV, or the Combined Company. Words such as “may,” “will,” “would,” “could,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “continue,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving SmartStop and SST IV, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that SmartStop and SST IV expect or anticipate will occur in the future—including statements regarding future financial condition, results of operations, and business—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although SmartStop and SST IV believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, SmartStop and SST IV can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•	the ability of SST IV to obtain the required stockholder approvals;

•	the satisfaction or waiver of other conditions in the Merger Agreement;

•	the risk that the Merger or other transactions contemplated by the Merger Agreement may not be completed in the time frame expected by the parties or at all;

•

the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and that a termination under certain circumstances could cause SST IV to pay SmartStop a termination payment or either party to reimburse the other party for transaction expenses, as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 198;

•	the ability of SmartStop to acquire and dispose of properties on attractive terms;

•	risks related to disruption of management’s attention from SST IV’s and SmartStop’s ongoing business operations due to the transaction;

•

the effect of the announcement of the Merger on the ability of the parties to retain and hire key personnel, maintain relationships with their customers and suppliers, and maintain their operating results and business generally;

•	changes in national, regional and local economic conditions, including the impact of the COVID-19 pandemic;

•	changes in financial markets and interest rates, or to the business or financial condition of SmartStop, SST IV, the Combined Company or their respective businesses;

•	the nature and extent of future competition;

•	the ability of SmartStop, SST IV and the Combined Company to maintain qualification as a REIT due to economic, market, legal, tax or other considerations;

•	availability to SmartStop, SST IV and the Combined Company of financing and capital; and

•

those additional risks and factors discussed in reports filed with the SEC by SmartStop and SST IV from time to time, including those discussed under the heading “Risk Factors” in this Proxy Statement and Prospectus.

Should one or more of the risks or uncertainties described above or elsewhere in this Proxy Statement and Prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Proxy Statement and Prospectus. All forward-looking statements, expressed or implied, included in this Proxy Statement and Prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that SmartStop, SST IV or persons acting on their behalf may issue. Except as required by law, neither SmartStop nor SST IV undertakes any duty to update any forward-looking statements appearing in this Proxy Statement and Prospectus, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

THE COMPANIES

SmartStop Self Storage REIT, Inc.

Business

SmartStop Self Storage REIT, Inc., a Maryland corporation, is a self-managed and fully-integrated self storage REIT, formed on January 8, 2013 under the MGCL. SmartStop’s year-end is December 31. As used in this section, “SmartStop” refers to SmartStop Self Storage REIT, Inc. and each of its subsidiaries.

SmartStop acquires, owns and operates self storage facilities—including facilities owned by SmartStop as well as those owned by the Managed REITs. SmartStop is also continually looking for investment opportunities to grow its business in a way that achieves its investment objectives.

As of the date of this Proxy Statement and Prospectus, SmartStop owns 112 self storage facilities located in 17 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas and Washington) and the Greater Toronto Area of Ontario, Canada. As discussed herein, SmartStop, through its subsidiaries, also serves as the sponsor to the Managed REITs and operates the properties owned by the Managed REITs, consisting of 37 properties and approximately 28,300 units and 3.1 million rentable square feet. Through its Managed REIT Platform (as defined below), SmartStop has the internal capability to originate, structure, and manage additional investment products.

SmartStop OP owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that SmartStop has acquired. As of September 30, 2020, SmartStop owned approximately 86.5% of the common units of limited partnership interests of SmartStop OP. The remaining approximately 13.5% of the common units are owned indirectly by SAM and affiliates of the Former Dealer Manager. As the sole general partner of SmartStop OP, SmartStop has the exclusive power to manage and conduct the business of SmartStop OP. SmartStop conducts certain activities through SmartStop TRS, which is a wholly owned subsidiary of SmartStop OP.

Prior to the Self Administration Transaction on June 28, 2019 (as described below), SmartStop operated as one industry segment and, accordingly, did not report segment information. Subsequent to the Self Administration Transaction, SmartStop now operates in two reportable business segments: (i) self storage operations and (ii) the Managed REIT Platform business. Management evaluates performance of its segments based upon net operating income (“NOI”). For SmartStop’s self storage operations, NOI is defined as leasing and related revenues, less property level operating expenses. NOI for SmartStop’s Managed REIT Platform business represents Managed REIT Platform revenues less Managed REIT Platform expenses.

Significant Acquisitions and Transactions

On June 28, 2019, SmartStop, SmartStop OP, and SmartStop TRS entered into a series of transactions, agreements, and amendments to SmartStop’s existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration Transaction”), with SAM and SS OP Holdings, pursuant to which, effective June 28, 2019, SmartStop acquired the Self Storage Platform, along with certain other assets of SAM. Accordingly, SmartStop is self-managed, and as a sponsor to the Managed REITs has the internal capability to originate, structure and manage additional investment products (the “Managed REIT Platform”) which would be sponsored by SRA. As a result of the Self Administration Transaction, SmartStop OP indirectly owns 100% of the membership interests in SST II Advisor and each of Strategic Storage Property Management II, LLC and SS Growth Property Management, LLC (together, SmartStop’s “Former External Property Managers”). See the notes to the consolidated financial statements of SmartStop, included herein, for additional information.

Prior to the Self Administration Transaction, SST II Advisor was responsible for managing SmartStop’s affairs on a day-to-day basis and identifying and making acquisitions and investments on SmartStop’s behalf under the terms of an advisory agreement and SmartStop’s properties were previously managed by SmartStop’s Former External Property Managers pursuant to property management agreements. However, as a result of the Self Administration Transaction, SmartStop acquired approximately 350 self storage professionals and now performs such services on its own behalf. Please see the notes to the consolidated financial statements of SmartStop, included herein, for additional information.

On October 1, 2018, SmartStop, SmartStop OP, and SST II Growth Acquisition, LLC, SmartStop’s wholly-owned subsidiary (“SSGT Merger Sub”), entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with Strategic Storage Growth Trust, Inc. (“SSGT”), a non-traded REIT then sponsored by SAM, and SS Growth Operating Partnership, L.P. (“SSGT OP”). Pursuant to the terms and conditions set forth in the Merger Agreement, on January 24, 2019: (i) SmartStop acquired SSGT by way of a merger of SSGT with and into Merger Sub, with Merger Sub being the surviving entity (the “SSGT REIT Merger”); and (ii) immediately after the SSGT REIT Merger, SSGT OP merged with and into SmartStop OP, with SmartStop OP continuing as the surviving entity and remaining a subsidiary of SmartStop (the “SSGT Partnership Merger” and, together with the SSGT REIT Merger, the “SSGT Mergers”). SSGT was a REIT focused on opportunistic self storage properties, including development, and lease-up properties. See the notes to the consolidated financial statements of SmartStop, included herein, for additional information related to the SSGT Mergers.

Equity

The SmartStop Charter authorizes 350,000,000 shares of Class A common stock, $0.001 par value per share, 350,000,000 shares of Class T common stock, $0.001 par value per share, and 200,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”). In SmartStop’s initial public offering, which commenced on January 10, 2014 and ended on January 9, 2017, SmartStop offered a maximum of $1.0 billion in shares of common stock for sale to the public and $95.0 million in shares of common stock for sale pursuant to its distribution reinvestment plan and sold approximately 48.4 million shares of SmartStop Class A Common Stock and approximately 7.3 million shares of SmartStop Class T Common Stock for approximately $493 million and $73 million, respectively. On November 30, 2016, prior to the termination of the SmartStop Offering, SmartStop filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $100.9 million in shares under SmartStop’s distribution reinvestment plan. The SmartStop DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders. As of September 30, 2020, SmartStop had sold approximately 5.0 million shares of SmartStop Class A Common Stock and approximately 0.8 million shares of SmartStop Class T Common Stock for approximately $52.1 million and $8.0 million, respectively, in the SmartStop DRP Offering.

On October 29, 2019 (the “Commitment Date”), SmartStop entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in shares (the aggregate shares to be purchased, the “Preferred Shares”) of our new Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”), in one or more closings (each, a “Closing,” and collectively, the “Closings”). The initial closing (the “Initial Closing”) in the amount of $150 million occurred on the Commitment Date. The Investor committed to purchase up to an additional $50 million, at SmartStop’s option, within 12 months following the Initial Closing, subject to certain limitations. On October 26, 2020, the Investor purchased the remaining $50 million in Series A Convertible Preferred Stock.

In connection with the Initial Closing, SmartStop filed articles supplementary to the SmartStop Charter, which classified and designated 200,000 authorized but unissued shares of Preferred Stock as the Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock rank senior to all other shares of SmartStop’s capital stock, including SmartStop Common Stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of SmartStop. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is redeemed or repurchased in full.

Employees and Human Capital

As of September 30, 2020, SmartStop had approximately 390 employees. SmartStop continually assesses and strives to enhance employee satisfaction and engagement. SmartStop believes its relationship with its employees is good and that it provides them with adequate flexibility to meet personal and family needs. SmartStop also appreciates the importance of retention, growth and development of its employees and believes it offers competitive compensation (including salary and bonuses) and benefits packages to its employees. Further, from professional development opportunities to leadership training, SmartStop has development programs and on-demand opportunities to cultivate talent throughout SmartStop.

While the criteria for recruitment, hiring, development, training, compensation and advancement at SmartStop is based on qualifications, performance, skills and experience, SmartStop is growing its focus on diversity and inclusion strengths and opportunities and evaluating strategies to support further progress in that area. SmartStop also endeavors to maintain workplaces that are free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. To that end, SmartStop conducts annual training to raise awareness of (and with the goal of preventing) all forms of harassment and discrimination.

See the discussion contained in SmartStop’s management’s discussion and analysis of financial condition and results of operations for the nine months ended September 30, 2020, included as Annex D, for a discussion of additional measures taken by SmartStop with respect to its employees in response to the COVID-19 pandemic.

Properties

As of September 30, 2020, SmartStop owned 112 self storage facilities located in 17 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas and Washington) and the Greater Toronto Area comprising of approximately 72,000 units and approximately 8.2 million rentable square feet. See the notes to the consolidated financial statements of SmartStop, included herein, for additional information about SmartStop’s indebtedness secured by its properties.

As of September 30, 2020, SmartStop’s self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)	Rental Income %(4)
Alabama	1	1,080	159,000	1.9%	93.6%	1.2%
Arizona	2	1,815	190,700	2.3%	88.5%	1.8%
California	24	15,230	1,588,000	19.3%	93.2%	23.9%
Colorado	6	3,190	348,500	4.2%	92.1%	3.7%
Florida	17	13,260	1,512,300	18.4%	92.1%	21.0%
Illinois	5	2,920	305,800	3.7%	90.9%	2.9%
Indiana	2	1,000	112,100	1.4%	90.1%	0.9%
Massachusetts	1	840	93,000	1.1%	90.5%	2.2%
Maryland	2	1,610	172,900	2.1%	93.5%	2.3%
Michigan	4	2,180	261,000	3.2%	93.5%	2.8%
New Jersey	1	460	51,000	0.6%	95.1%	0.6%
Nevada	6	5,040	623,500	7.6%	92.0%	6.7%
North Carolina	17	7,230	1,019,300	12.4%	92.1%	9.1%
Ohio	5	2,210	272,300	3.3%	92.9%	2.2%
South Carolina	3	1,920	242,600	2.9%	89.3%	2.2%
Texas	3	1,690	230,800	2.8%	89.9%	2.4%
Washington	1	490	48,100	0.6%	85.0%	0.6%
Ontario, Canada	12	9,540	1,006,700	12.2%	87.8%	13.5%

Total	112	71,705	8,237,600	100%	91.6%	100%

(1)	Includes all rentable units, consisting of storage units and parking (approximately 2,400 units).
(2)	Includes all rentable square feet, consisting of storage units and parking (approximately 678,000 square feet).
(3)

Represents the occupied square feet of all facilities SmartStop owned in a state or province divided by total rentable square feet of all the facilities SmartStop owned in such state or area as of September 30, 2020.

(4)

Represents rental income (excludes administrative fees, late fees, and other ancillary income) for all facilities SmartStop owned in a state or province divided by SmartStop’s total rental income for the month ended September 30, 2020.

In connection with the Self Administration Transaction, SmartStop acquired an office condominium for approximately $6.5 million located at 10 Terrace Rd, Ladera Ranch, California (the “Ladera Office”) which houses SmartStop’s corporate headquarters.

Investment Objectives, Strategy, and Related Policies

Overview

SmartStop invests in income-producing self storage facilities and related self storage real estate investments. SmartStop’s investment objectives, strategy and policies may be amended or changed at any time by the SmartStop Board. Although SmartStop has no plans at this time to change any of its investment objectives, the SmartStop Board may change any and all such investment objectives, including SmartStop’s focus on self storage facilities, if the SmartStop Board believes such changes are in the best interests of SmartStop. In addition, SmartStop may invest in real estate properties other than self storage facilities if the SmartStop Board deems such investments to be in the best interests of SmartStop. SmartStop cannot provide assurance that its policies or investment objectives will be attained or that the value of its common stock will not decrease.

Business Overview

Unlike many other REITs and real estate companies, SmartStop is an operating business. SmartStop acquires, owns, operates and manages self storage facilities. “Self storage” refers to properties that offer do-it-yourself, month-to-month storage unit rental for personal or business use. Self storage offers a cost-effective and flexible storage alternative. SmartStop’s self storage facilities offer inexpensive, easily accessible, enclosed storage units or parking spaces to residential and commercial users on a month-to-month basis. Most of SmartStop’s facilities are fenced with computerized gates and well lighted. Many of SmartStop’s properties are single-story, thereby providing customers with the convenience of direct vehicle access to their storage units. At certain facilities, SmartStop offers climate controlled units that offer heating in the winter and cooling in the summer. Many of SmartStop’s facilities also offer outside vehicle, boat and recreational vehicle storage areas. SmartStop’s facilities are generally constructed of masonry or steel walls resting on concrete slabs and have standing seam metal, shingle, or tar and gravel roofs. Customers typically have access to their storage units from 6:00 AM – 10:00 PM, and some of SmartStop’s facilities provide 24-hour access. Individual storage units are secured by a lock furnished by the customer to provide the customer with control of access to the space. Customers have responsibility for moving their items into and out of their units. Self storage unit sizes typically range from five feet by five feet to 10 feet by 30 feet.

As an operating business, self storage requires a much greater focus on strategic planning and tactical operation plans. SmartStop’s in-house sales center allows it to centralize its sales efforts as SmartStop captures new business over the phone, email, web-based chat, and text mediums. As SmartStop has grown its portfolio of self storage facilities, SmartStop has been able to consolidate and streamline a number of aspects of its operations through economies of scale. For example, SmartStop’s size and geographic diversification, as well as institution of a blanket property and casualty insurance program over all properties owned or managed by SmartStop nationwide, reduces SmartStop’s total insurance costs per property. SmartStop also utilizes its digital marketing breadth and expertise which allows SmartStop to acquire customers efficiently by leveraging its portfolio size and technological proficiency. To the extent SmartStop acquired facilities in clusters within geographic regions, SmartStop sees property management efficiencies resulting in reduction of personnel and other administrative costs.

Seasonality

SmartStop believes that it will experience minor seasonal fluctuations in the occupancy levels of its facilities, which SmartStop believes will be slightly higher over the summer months due to increased moving activity.

Primary Investment Objectives

SmartStop focuses on investing in self storage facilities and related self storage real estate investments that are expected to support sustainable stockholder distributions over the long term. SmartStop’s primary investment objectives are to: (1) invest in real property in a manner that allows SmartStop to qualify as a REIT for federal income tax purposes; (2) provide regular cash distributions to its stockholders; (3) preserve and protect its stockholders’ invested capital; (4) achieve appreciation in the value of its properties over the long term; and (5) grow net cash flow from operations in order to provide sustainable cash distributions to its stockholders over the long-term. While acquisitions remain an important focus, SmartStop expects to increase its focus on paying distributions to its stockholders and making capital investments into its assets and its business, as well as growing the Managed REIT Platform. SmartStop cannot provide assurances that it will attain these primary investment objectives.

Self Storage Acquisition Strategy

Investment Strategy

SmartStop primarily invests in a portfolio of income-producing self storage facilities and related self storage real estate investments that are expected to support sustainable stockholder distributions over the long term. In order to implement this investment strategy, SmartStop primarily focuses on income-producing self storage facilities located in primary and secondary markets. Many of these facilities have stabilized occupancy rates greater than 75%, but will have the opportunity for higher economic occupancy due to SmartStop’s property management capabilities.

SmartStop may make investments in mortgage loans secured by self storage facilities, including but not limited to, senior, mezzanine, or subordinated loans. SmartStop has invested and may continue to invest in self storage facilities internationally.

Self Storage Focus

“Self storage” refers to properties that offer do-it-yourself, month-to-month storage unit rental for personal or business use. Self storage offers a cost-effective and flexible storage alternative. Customers rent fully-enclosed spaces that can vary in size according to their specific needs. Customers typically have access to their storage units from 6:00AM – 10:00PM (365 days per year), and some facilities provide 24-hour access. Customers have responsibility for moving their items into and out of their units. Self storage unit sizes typically range from five feet by five feet to 10 feet by 30 feet.

Self storage provides a convenient way for individuals and businesses to store their possessions, whether due to a life change or simply because of a need for extra storage space. According to the 2020 Self Storage Almanac, self storage facilities generally have a customer mix of approximately 77% residential, 19% commercial, 2% military and 2% students. The mix of residential customers using a self storage property is determined by a property’s local demographics and often includes people who are looking to downsize their living space or who are not yet settled in a large home. The items that residential customers place in self storage properties range from furniture, household items and appliances to cars, boats and recreational vehicles. Commercial customers tend to include small business owners who require easy and frequent access to their goods, records or extra inventory, or storage for seasonal goods. Self storage properties provide an accessible storage alternative at a relatively low cost. Properties generally have on-site managers who supervise and run the day-to-day operations, providing customers with assistance as needed.

The six key demand drivers of self storage are: (1) population growth; (2) percentage of renter-occupied housing units; (3) average household size; (4) average household income; (5) supply constraints; and (6) economic growth. Customers choose a self storage property based largely on the convenience of the site to their home or business. Therefore, high-density, high-traffic population centers are ideal locations for a self storage property. A property’s perceived security and the general professionalism of the site managers and staff are also contributing factors to a site’s ability to secure rentals. Although most self storage units are leased to customers on a month-to-month basis, customers tend to continue their leases for extended periods of time. However, there are seasonal fluctuations in occupancy rates for self storage properties. Generally, there is increased leasing activity at self storage properties during the late spring and early summer months due to the higher number of people who relocate during this period.

As population densities have increased in the U.S., there has been an increase in self storage awareness and development. According to the 2020 Self Storage Almanac:

•	at the end of 2019 there were 47,863 self storage facilities in the U.S.;

•	at the end of 2018 there were 45,547 self storage facilities in the U.S.;

•	at the end of 2017 there were 44,149 self storage facilities in the U.S.; and

•	at the end of 2016 there were 41,879 self storage facilities in the U.S.

SmartStop focuses on pursuing acquisitions of self storage facilities and related self storage real estate investments in markets with varying economic and demographic characteristics, including large urban cities, densely populated suburban cities and smaller rural cities, as long as the property meets SmartStop’s acquisition criteria described below under “—General Acquisition and Investment Policies.” SmartStop also intends to expand and develop certain facilities it purchases in order to capitalize on underutilization and excess demand. The development of certain facilities SmartStop purchases may include an expansion of the self storage units or the services and ancillary products offered as well as making units available for office space. However, future investments will not be limited to any geographic area, to a type of facility or to a specified percentage of SmartStop’s total assets. SmartStop will strategically invest in specific domestic or foreign markets when opportunities that meet its investment criteria are available. In general, when evaluating potential acquisitions of self storage facilities, the primary factor SmartStop will consider is the property’s current and projected cash flow.

The growth in the industry has created more competition in various geographic regions and the extent of competition in a market area depends significantly on local market conditions. This has led to an increased emphasis on site location, property design, rental rates, innovation and functionality to accommodate local planning and zoning boards and to distinguish a facility from other offerings in the market. This is especially true for new sites slated for high-density population centers. SmartStop believes it will compete successfully on these bases. However, many of SmartStop’s competitors are larger and have substantially greater resources than SmartStop does. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than SmartStop.

Self storage operators have placed increased emphasis on offering ancillary products that provide incremental revenues. Moving and packing supplies, such as locks and boxes, and the offering of other services, such as tenant insurance, protection or insurance plans, or other indemnity programs and truck rentals, help to increase revenues. As more sophisticated self storage operators continue to develop innovative products and services such as online rentals, 24-hour accessibility, digital gate access and unit security, climate-controlled storage, wine storage, customer-service call center access and after-hours storage, local operators may be increasingly unable to meet higher customer expectations, which could encourage consolidation in the industry.

SmartStop also believes that the self storage industry possesses attractive characteristics not found in other commercial real estate sectors, including the following:

•	no reliance on a “single large customer” whose vacating can have a devastating impact on rental revenue;

•	no leasing commissions and/or tenant improvements;

•	relatively low capital expenditures;

•	brand names can be developed at local, regional and even national levels;

•	opportunity for a great deal of geographic diversification, which could enhance the stability and predictability of cash flows; and

•	the lowest loan default rate of any commercial property type.

General Acquisition and Investment Policies

While SmartStop focuses its investment strategy on self storage facilities and related self storage real estate investments, SmartStop may invest in other storage-related investments such as storage facilities for automobiles, recreation vehicles and boats. SmartStop may additionally invest in other types of commercial real estate properties if the SmartStop Board deems appropriate. SmartStop seeks to make investments that will satisfy the primary investment objective of providing regular cash distributions to its stockholders. However, because a significant factor in the valuation of income-producing real property is its potential for future appreciation, SmartStop anticipates that some properties it acquires may have the potential for both growth in value and for providing regular cash distributions to its stockholders.

In selecting a potential property for acquisition, SmartStop considers a number of factors, including, but not limited to, the following:

•	projected demand for self storage facilities in the area;

•	a property’s geographic location and type;

•	a property’s physical location in relation to population density, traffic counts and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	rental rates and occupancy levels for the property and competing properties in the area;

•	potential for rent increases;

•	demographics of the area;

•	operating expenses being incurred and expected to be incurred, including, but not limited to property taxes and insurance costs;

•	potential capital improvements and reserves required to maintain the property;

•	prospects for liquidity through sale, financing or refinancing of the property;

•	potential competitors for expanding the physical layout of the property;

•	the potential for the construction of new properties in the area;

•	treatment under applicable federal, state and local tax and other laws and regulations;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonably ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that SmartStop may acquire. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition. In determining whether to purchase a particular property, SmartStop may obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is ultimately purchased.

Borrowing Strategy and Policies

SmartStop may incur indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties and publicly- or privately-placed debt instruments or financing from institutional investors or other lenders. SmartStop may obtain a credit facility or a separate loan for each acquisition. SmartStop’s indebtedness may be unsecured or may be secured by mortgages or other interests in its properties. SmartStop may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to pay distributions, to fund redemptions of its stock or to provide working capital.

There is no limitation on the amount SmartStop can borrow for the purchase of any property. SmartStop’s aggregate borrowings are reviewed by the SmartStop Board at least quarterly. SmartStop may re-evaluate and change its debt strategy and policies in the future without a stockholder vote. Factors that SmartStop could consider when re-evaluating or changing its debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of its properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, SmartStop may increase or decrease its ratio of debt to equity in connection with any change of its borrowing policies. As of September 30, 2020, SmartStop’s debt leverage was approximately 58%.

Acquisition Structure

Although SmartStop is not limited as to the form its investments may take, its investments in real estate will generally constitute acquiring fee title or interests in joint ventures or similar entities that own and operate real estate. SmartStop may also enter into the following types of leases relating to real property:

•	a ground lease in which SmartStop enters into a long-term lease (generally greater than 30 years) with the owner for use of the property during the term whereby the owner retains title to the land; or

•

a master lease in which SmartStop enters into a long-term lease (typically 10 years with multiple renewal options) with the owner in which SmartStop agrees to pay rent to the owner and pay all costs of operating and maintaining the property (a net lease) and typically have an option to purchase the property in the future.

SmartStop makes acquisitions of its real estate investments directly or indirectly through SmartStop OP. SmartStop acquires interests in real estate either directly through SmartStop OP or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures.

Conditions to Closing Acquisitions

Generally, SmartStop will not purchase any property unless and until SmartStop obtains at least a Phase I environmental assessment and history for each property purchased and SmartStop is sufficiently satisfied with the property’s environmental status. In addition, SmartStop will generally condition its obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or other independent professionals, including, but not limited to, where appropriate:

•	appraisals, property surveys and site audits;

•	building plans and specifications, if available;

•	soil reports, seismic studies, flood zone studies, if available;

•	licenses, permits, maps and governmental approvals;

•	historical financial statements and tax statement summaries of the properties;

•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and

•	liability and title insurance policies.

Disposition Policies

SmartStop generally intends to hold each property it acquires for an extended period. However, SmartStop may sell a property at any time if, in its judgment, the sale of the property is in the best interests of its stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with sales of properties, SmartStop may lend the purchaser all or a portion of the purchase price. In these instances, SmartStop’s taxable income may exceed the cash received in the sale.

Joint Ventures

SmartStop may enter into joint ventures, general partnerships, co-tenancies and other participations with real estate developers, owners and others for the purpose of owning and leasing real properties. Among other reasons, SmartStop may want to acquire properties through a joint venture with third parties or affiliates in order to diversify its portfolio of properties in terms of geographic region or property type. Joint ventures may also allow us to acquire an interest in a property without requiring that SmartStop fund the entire purchase price. In addition, certain properties may be available to SmartStop only through joint ventures. For example, in connection with the Self Administration Transaction, SmartStop acquired a joint venture arrangement with SmartCentres pursuant to which SmartStop and SmartCentres work together to identify primarily self storage development opportunities in certain regions in Canada. In general, SmartStop participates in these opportunities through one of the Managed REITs on a 50/50 basis with SmartCentres. Historically, SmartCentres has been responsible for the development of the properties and SmartStop has been responsible for the operation of the facilities upon completion. For more information, please see the notes to the consolidated financial statements of SmartStop, included herein, for additional information.

To the extent possible and if approved by the SmartStop Board, including a majority of SmartStop’s independent directors, SmartStop will attempt to obtain a right of first refusal or option to buy if such venture partner elects to sell its interest in the joint venture entity or the property held by the joint venture. In the event that the venture partner were to elect to sell property held in any such joint venture, however, SmartStop may not have sufficient funds to exercise its right of first refusal to buy the venture partner’s interest in the property held by the joint venture.

Investments in Mortgage Loans

While SmartStop intends to emphasize equity real estate investments and, hence, operate as what is generally referred to as an “equity REIT,” as opposed to a “mortgage REIT,” SmartStop may invest in first or second mortgage loans, mezzanine loans secured by an interest in the entity owning the real estate or other similar real estate loans consistent with SmartStop’s REIT status. SmartStop may make such loans to developers in connection with construction and redevelopment of self storage facilities. Such mortgages may or may not be insured or guaranteed by the Federal Housing Administration, the Veterans Benefits Administration or another third party. SmartStop may also invest in participating or convertible mortgages if the SmartStop Board concludes that SmartStop and its stockholders may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation.

Investment Company Act of 1940 and Certain Other Policies

SmartStop operates in such a manner that it will not be subject to regulation under the Investment Company Act of 1940, or the 1940 Act. If at any time the character of SmartStop’s investments could cause it to be deemed as an investment company for purposes of the 1940 Act, SmartStop will take all necessary actions to attempt to ensure that it is not deemed to be an “investment company.” In addition, SmartStop does not intend to underwrite securities of other issuers or actively trade in loans or other investments.

Subject to the restrictions SmartStop must follow in order to qualify to be taxed as a REIT, SmartStop may make investments other than as previously described, although SmartStop does not currently intend to do so. SmartStop has authority to purchase or otherwise reacquire its common stock or any of its other securities. SmartStop has no present intention of repurchasing any of its common stock except pursuant to its share redemption program, and SmartStop would only take such action in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code.

Liquidity Events

Subject to then-existing market conditions, and in the sole discretion of the SmartStop Board, SmartStop intends to seek one or more of the following liquidity events within the next few years: (1) merge, reorganize or otherwise transfer the company or its assets to another entity with listed securities; (2) commence the sale of all of its properties and liquidate the company; (3) list its stock on a national securities exchange; or (4) otherwise create a liquidity event for its stockholders. Notwithstanding the foregoing, there is no requirement for SmartStop to complete one of these liquidity events and the SmartStop Board has the sole discretion to continue operations indefinitely if it deems such continuation to be in the best interests of SmartStop’s stockholders.

Government Regulations

SmartStop’s business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although SmartStop intends to acquire properties that substantially comply with these requirements, SmartStop may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require SmartStop to modify any properties it purchases, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although SmartStop believes that these costs will not have a material adverse effect on it, if required changes involve a greater amount of expenditures than SmartStop currently anticipates, its ability to make distributions to its stockholders could be adversely affected.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose SmartStop to liability resulting from any release of or exposure to these substances. If SmartStop arranges for the disposal or treatment of hazardous or toxic substances at another location, SmartStop may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by SmartStop. SmartStop may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that it owns or operates. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Other Regulations

The properties SmartStop acquires will be subject to various federal, state and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. SmartStop intends to acquire properties that are in material compliance with all such regulatory requirements. However, SmartStop cannot make assurances that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by SmartStop and could have an adverse effect on its financial condition and results of operations.

Investment Allocation Policy

The following information reflects the current investment allocation policy among SmartStop, SST IV, SSGT II and any other programs sponsored by SRA. Upon the closing of the Merger, SmartStop anticipates updating its investment allocation policy accordingly. In the event that an investment opportunity becomes available, SmartStop, and, with respect to the Managed REITs, SRA, will determine whether to allocate such investment opportunity to SmartStop, SST IV, SSGT II, or other programs sponsored by SRA, based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

•	the strategic location of the investment in relationship to existing properties owned by each program;

•	the effect of the investment on the diversification of each program’s investments; and

•	the impact of the financial metrics of the investment, such as revenue per square foot, on each program.

If, after consideration and analysis of these factors, the investment opportunity is suitable for SmartStop, SST IV, SSGT II, or another program sponsored by SRA, then:

•

SST IV will have priority for all individual stabilized properties and portfolios of properties, at least a majority of which (based on allocated purchase price) are stabilized, with aggregate purchase prices less than $75 million;

•

SSGT II will have priority for all individual growth properties and portfolios of properties, at least a majority of which (based on allocated purchase price) are growth-oriented, with aggregate purchase prices less than $75 million;

•	SmartStop will have priority for individual properties and portfolios of properties that are passed upon by, or are not applicable to, SST IV and SSGT II; and

•	all other programs will have priority for individual properties and portfolios of properties that are passed upon by SmartStop.

Legal Proceedings

From time to time, SmartStop may become subject to legal proceedings arising in the ordinary course of its business. As of September 30, 2020, SmartStop was not party to any material legal proceedings, nor was SmartStop aware of any such legal proceedings contemplated by governmental authorities.

Market Information

As of September 30, 2020, SmartStop had approximately 52.5 million shares of SmartStop Class A Common Stock outstanding and approximately 7.9 million shares of SmartStop Class T Common Stock outstanding, held by a total of approximately 12,500 stockholders of record.

There is no established trading market for SmartStop Common Stock. Therefore, there is a risk that a stockholder may not be able to sell SmartStop’s stock at a time or price acceptable to the stockholder, or at all. The SmartStop Offering terminated on January 9, 2017. As of now, SmartStop only offers SmartStop Class A Common Stock and SmartStop Class T Common Stock pursuant to the SmartStop DRP Offering, both of which are offered at a price of $10.40 per share. Pursuant to the terms of the SmartStop Charter, certain restrictions are imposed on the ownership and transfer of shares.

Unless and until SmartStop’s stock is listed for trading on a national securities exchange, it is not expected that a public market for SmartStop’s stock will develop. To assist fiduciaries of plans subject to the annual reporting requirements of ERISA and account trustees or custodians to prepare reports relating to an investment in SmartStop’s stock, SmartStop intends to provide reports of its quarterly and annual determinations of the current value of SmartStop’s net assets per outstanding share to those fiduciaries (including account trustees and custodians) who identify themselves to SmartStop and request the reports.

Determination of Estimated Per Share Net Asset Value

On April 20, 2020, the SmartStop Board, at the recommendation of the Nominating and Corporate Governance Committee of the SmartStop Board (the “NCG Committee”), unanimously approved and established SmartStop’s estimated net asset value per share (“Estimated Per Share NAV”). The Estimated Per Share NAV is based on the estimated value of SmartStop’s assets less the estimated value of SmartStop’s liabilities, divided by the approximate number of shares outstanding on a fully diluted basis, calculated as of December 31, 2019 (the “Valuation Date”), prior to the emergence of COVID-19 in the United States. SmartStop provided this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under Financial Industry Regulatory Authority (“FINRA”) Rule 2231, with respect to customer account statements. This valuation was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued in April 2013 (the “IPA Valuation Guidelines”).

The NCG Committee, which is comprised solely of independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation and appraisal methodologies with real estate industry standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.

The Estimated Per Share NAV was determined after consultation with SmartStop’s management and Stanger, an independent third-party valuation firm. The engagement of Stanger was approved by the NCG Committee. Stanger prepared an appraisal report (the “Stanger Appraisal Report”) summarizing key information and assumptions and providing an appraised value on 114 properties (the “Stanger Appraised Properties”) in SmartStop’s portfolio as of December 31, 2019. Stanger also prepared a net asset value report (the “Stanger NAV Report”) which estimates the net asset value per share of each of SmartStop’s Class A common stock and Class T common stock as of December 31, 2019. The Stanger NAV Report relied upon: (i) the Stanger Appraisal Report for the Stanger Appraised Properties; (ii) Stanger’s estimated value of the Managed REIT Platform; (iii) Stanger’s estimated fair market value of SmartStop’s secured notes payable; and (iv) SmartStop’s estimate of the value of SmartStop’s cash, other assets, liabilities, and preferred equity, to calculate an estimated net asset value per share of SmartStop Common Stock. The process for estimating the value of SmartStop’s assets and liabilities was performed in accordance with the provisions of the IPA Valuation Guidelines.

Upon the NCG Committee’s receipt and review of the Stanger Appraisal Report and the Stanger NAV Report (the “Reports”), the NCG Committee recommended $10.40 as the Estimated Per Share NAV of each of SmartStop Class A Common Stock and SmartStop Class T Common Stock as of December 31, 2019 to the SmartStop Board. Upon the SmartStop Board’s receipt and review of the Reports and recommendation of the NCG Committee, the SmartStop Board approved $10.40 as the Estimated Per Share NAV of each of SmartStop Class A Common Stock and SmartStop Class T Common Stock as of December 31, 2019.

The table below sets forth the calculation of SmartStop’s Estimated Per Share NAV as of December 31, 2019 and SmartStop’s previous estimated value per share as of March 31, 2019.

	12/31/2019	3/31/2019
Assets
Real Estate Properties	$1,462,770,744	$1,401,326,048
Additional Assets
Cash	62,279,757	13,929,024
Restricted Cash	6,291,366	5,957,748
Other Assets	5,511,883	5,354,187
Managed REIT Platform	79,000,000	—

Total Assets	$1,615,853,750	$1,426,567,007

Liabilities
Debt	$719,769,887	$775,218,482
Mark-to-Market on Mortgage Debt	12,258,272	3,989,306
Accounts Payable and Accrued Liabilities	18,576,230	13,790,985
Due to Affiliates	406,590	217,193
Incentive Distribution	—	5,616,134
Distributions Payable	5,159,105	2,922,647

Total Liabilities	$756,170,084	$801,754,747

Net Asset Value	859,683,666	624,812,260
Preferred Equity	150,000,000	—

Net Asset Value to Common	$709,683,666	$624,812,260
Net Asset Value for Class A Shares	$629,594,488	$544,207,163
Number of Class A Shares Outstanding (1) (2)	60,530,153	51,055,712
Net Asset Value for Class A Shares	$10.40	$10.66

Net Asset Value for Class T Shares	$80,089,178	$80,605,097
Number of Class T Shares Outstanding	7,699,893	7,562,103
Estimated Value Per Class T Share	$10.40	$10.66

(1)	Includes outstanding units in our operating partnership (“OP Units”) and unvested restricted stock issued to SmartStop’s directors and management.

(2)

Excludes Class A-2 operating partnership units, which are contingent on growth in assets under management or triggering events before being converted to a class of operating partnership units equivalent to a common share.

Methodology and Key Assumptions

In determining the Estimated Per Share NAV, the SmartStop Board considered the recommendation of the NCG Committee, the Reports provided by Stanger and information provided by SmartStop. SmartStop’s goal in calculating the Estimated Per Share NAV is to arrive at a value that is reasonable and supportable using what the NCG Committee and the SmartStop Board each deems to be appropriate valuation methodologies and assumptions.

FINRA’s current rules provide no guidance on the methodology an issuer must use to determine its Estimated Per Share NAV. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated Per Share NAV, and these differences could be significant. The Estimated Per Share NAV is not audited and does not represent the fair value of SmartStop’s assets less its liabilities according to GAAP, nor does it represent a liquidation value of SmartStop’s assets and liabilities or the amount at which SmartStop Common Stock would trade on a national securities exchange. The estimated asset values may not, however, represent current market value or book value. The estimated value of the Stanger Appraised Properties does not necessarily represent the value SmartStop would receive or accept if the assets were marketed for sale. The Estimated Per Share NAV does not reflect a real estate portfolio premium or discount compared to the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale.

The Estimated Per Share NAV was calculated as of December 31, 2019 prior to the emergence of COVID-19 in the United States. While SmartStop is continuously monitoring the effect of the COVID-19 pandemic on the global economy and the self storage industry in general, SmartStop is not able to quantify the potential impact on its Estimated Per Share NAV until it has greater visibility into how the spread of the disease may affect SmartStop’s operations or the broader economic environment. For additional details, please see the risk factor titled “We face risks related to an epidemic, pandemic or other health crisis, such as the recent outbreak of the novel coronavirus (“COVID-19”), which could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects” in SmartStop’s Annual Report on Form 10-K, filed March 27, 2020. Future valuations of SmartStop’s properties or other assets and liabilities could be affected by COVID-19 or any associated weakened economic conditions.

Independent Valuation Firm

Stanger was selected by the NCG Committee to appraise and provide a value on the 114 Stanger Appraised Properties. Stanger is engaged in the business of appraising commercial real estate properties and is not affiliated with SmartStop. The compensation SmartStop paid to Stanger related to the valuation was based on the scope of work and not on the appraised values of SmartStop’s real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The Stanger Appraisal Report was reviewed, approved, and signed by an individual with the professional designation of MAI licensed in the state where each real property is located. The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its Reports, Stanger did not, and was not requested to, solicit third-party indications of interest for SmartStop Common Stock in connection with possible purchases thereof or the acquisition of all or any part of SmartStop.

Stanger collected reasonably available material information that it deemed relevant in appraising SmartStop’s real estate properties. Stanger relied in part on property-level information provided by SmartStop, including: (i) historical and projected operating revenues and expenses; (ii) unit mixes; (iii) rent rolls; and (iii) information regarding recent or planned capital expenditures.

In conducting its investigation and analyses, Stanger took into account customary and accepted financial and commercial procedures and considerations as it deemed relevant. Although Stanger reviewed information supplied or otherwise made available by SmartStop’s for reasonableness, Stanger assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to Stanger by any other party and did not independently verify any such information. Stanger has assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Stanger were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of SmartStop’s management and/or the SmartStop Board. Stanger relied on SmartStop to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

In performing its analyses, Stanger made numerous other assumptions as of various points in time with respect to industry performance, general business, economic, and regulatory conditions, and other matters, many of which are beyond its control and SmartStop’s control. Stanger also made assumptions with respect to certain factual matters. For example, unless specifically informed to the contrary, Stanger assumed that SmartStop has clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no significant deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density, or shape are pending or being considered. Furthermore, Stanger’s analyses, opinions, and conclusions were necessarily based upon market, economic, financial, and other circumstances and conditions existing as of or prior to the date of the Stanger Appraisal Report, and any material change in such circumstances and conditions may affect Stanger’s analyses and conclusions. The Stanger Appraisal Report contains other assumptions, qualifications, and limitations that qualify the analyses, opinions, and conclusions set forth therein. Furthermore, the prices at which SmartStop’s real estate properties may actually be sold could differ from Stanger’s analyses.

Stanger is actively engaged in the business of appraising commercial real estate properties similar to those owned by SmartStop in connection with public security offerings, private placements, business combinations, and similar transactions. SmartStop does not believe that there are any material conflicts of interest between Stanger, on the one hand, and SmartStop, and its affiliates, on the other hand. SmartStop engaged Stanger, with approval from the NCG Committee, to deliver its Reports to assist in the net asset value calculation and Stanger received compensation for those efforts. In addition, SmartStop has agreed to indemnify Stanger against certain liabilities arising out of this engagement. A special committee of the SmartStop Board previously engaged Stanger to serve as a financial advisor in connection with SmartStop’s acquisition of SSGT, the Managed REIT Platform acquired from SAM, and SmartStop’s proposed acquisition of SST IV, and Stanger provided (and in the case of the proposed acquisition of SST IV, will provide) a fairness opinion in connection with those transactions, for which Stanger was paid usual and customary fees. In addition, Stanger was previously engaged by the NCG Committee and performed a net asset value calculation for SmartStop for the period ended March 31, 2019. Finally, Stanger served as a financial advisor in the negotiation and closing of the preferred equity investment (the “Preferred Equity”) in SmartStop by Extra Space Storage LP, a subsidiary of Extra Space Storage Inc. Stanger may from time to time in the future perform other services for SmartStop, so long as such other services do not adversely affect the independence of Stanger as certified in the applicable Stanger Appraisal Report.

Although Stanger considered any comments received from SmartStop relating to their Reports, the final appraised values of SmartStop’s real estate properties were determined by Stanger for the Stanger Appraised Properties. The Reports are addressed solely to the NCG Committee to assist it in calculating and recommending to the SmartStop Board an Estimated Per Share NAV of SmartStop Common Stock. The Reports are not addressed to the public, may not be relied upon by any other person to establish an Estimated Per Share NAV of SmartStop Common Stock, and do not constitute a recommendation to any person to purchase or sell any shares of SmartStop Common Stock.

The foregoing is a summary of the standard assumptions, qualifications, and limitations that generally apply to the Reports. The Reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports.

Real Estate Valuation

As described above, SmartStop engaged Stanger to provide an appraisal of the Stanger Appraised Properties consisting of 114 properties in SmartStop’s portfolio as of December 31, 2019. In preparing the Stanger Appraisal Report, Stanger, among other things:

•	performed a site visit of each Stanger Appraised Property in the context of this assignment or prior assignments;

•

interviewed SmartStop’s officers to obtain information relating to the physical condition of each Stanger Appraised Property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations, and other factors for such properties; and

•

reviewed historical operating statements, asking rental rates by unit type, achieved rental rates, market rental rates, occupancy for the subject properties and competing properties, current tax information and a review of tax comparable properties, where appropriate, and capitalization rates for self storage properties observed in the marketplace based on investor surveys and general discussions in the market, and extracted from recent sales of self storage properties in each property’s region.

Stanger employed the income approach to estimate the value of the Stanger Appraised Properties (other than a parcel of land in Asheville, NC and the office condominium located in Ladera Ranch, CA), which involves an economic analysis of the property based on its potential to provide future net annual income. A direct capitalization analysis was used to determine the value of SmartStop’s interest in the portfolio, by valuing the subject interest in each Stanger Appraised Property in the portfolio. The direct capitalization analysis was based upon the stabilized net operating income of each property capitalized at an appropriate capitalization rate for each property based upon property characteristics and competitive position and market conditions at the date of the appraisal. Stanger deducted estimated lease up costs for properties that were not considered stabilized and adjusted the value conclusion of properties with deferred maintenance. Stanger employed the sales comparison approach to value a parcel of land in Asheville, NC and the office condominium located in Ladera Ranch, CA, which utilizes indices of value derived from actual or proposed sales of comparable properties to estimate the value of the subject property. Lastly, Stanger analyzed those properties that are subject to a contingent deferred liability (i.e., an earnout) and reflected such liability, as appropriate.

Stanger prepared the Stanger Appraisal Report, which summarizes key inputs and assumptions, providing a value for each of the Stanger Appraised Properties it appraised using financial information provided by SmartStop. From such review, Stanger selected the appropriate direct capitalization rate in its direct capitalization analysis.

The total aggregate purchase price of the appraised properties in the Stanger Appraisal Report was approximately $1.23 billion. In addition, through the Valuation Date, SmartStop had invested $26.6 million in capital improvements on these real estate assets since inception. As of the Valuation Date, the total value of the Stanger Appraised Properties was approximately $1.46 billion. This represents an approximately 16.5% increase in the total value of the real estate assets over the aggregate purchase price and aggregate improvements. The following summarizes the key assumptions that were used in the direct capitalization models to arrive at the appraised value of the Stanger Appraised Properties:

	Range		Weighted Average
Direct Capitalization Rate	4.75%	6.50%	5.12%

While SmartStop believes that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the appraised value of the Stanger Appraised Properties and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the direct capitalization rates were adjusted by 25 basis points or 5.0%, assuming the value conclusion for each Stanger Appraised Property is based on the method being sensitized and all other factors remain unchanged:

	Estimated Per Share NAV due to:
	Increase	Decrease	Increase	Decrease
	25 Basis Points	25 Basis Points	5.0%	5.0%
Direct Capitalization Rate	$9.39	$11.52	$9.38	$11.54

Loans

Values for SmartStop’s consolidated secured notes payable (the “Secured Notes Payable”) were estimated by Stanger using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for notes payable with similar characteristics, including remaining loan term, loan-to-value ratios, debt-service-coverage ratios, prepayment terms, and collateral property attributes. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rates ranged from 3.55% to 6.50% for the Secured Notes Payable.

As of December 31, 2019, Stanger’s estimated fair value of SmartStop’s Secured Notes Payable was approximately $732.0 million. The weighted-average discount rate applied to the future estimated debt payments of the Secured Notes Payable was approximately 4.16%.

While SmartStop believes that Stanger’s assumptions and inputs are reasonable, a change in these assumptions and inputs would significantly impact the calculation of the estimated value of SmartStop’s Secured Notes Payable and thus, the Estimated Per Share NAV. The table below illustrates the impact on the Estimated Per Share NAV if the market interest rate of the Secured Notes Payable were adjusted by 25 basis points or 5.0%, and assuming all other factors remain unchanged:

Estimated Per Share NAV due to:
Decrease	Increase	Decrease	Increase
25 Basis Points	25 Basis Points	5.0%	5.0%
$10.33	$10.48	$10.35	$10.46

Cash, Other Assets, Other Liabilities and Preferred Equity

The fair value of SmartStop’s cash, other assets and other liabilities were estimated by SmartStop to approximate carrying value as of the Valuation Date. In estimating the fair value of the Preferred Equity, Stanger considered the conversion feature of the Preferred Equity and determined that as of the Valuation Date it would have been anti-dilutive since the conversion value of $10.66 per share is at a higher value then the NAV per share determined by the SmartStop Board as of the Valuation Date; therefore, Stanger included the Preferred Equity liability at the equity investment amount made by Extra Space Storage LP as of the Valuation Date. The carrying value of a majority of SmartStop’s other assets and liabilities are considered to equal their fair value due to their short maturities or liquid nature. Certain balances, such as intangible assets and liabilities, estimated liability for distribution and servicing fees and deferred financing costs, have been eliminated for the purpose of the valuation due to the fact that the value of those balances were already considered in the valuation of the respective investments or would otherwise not be collectable or payable in the event of a hypothetical liquidation.

Managed REIT Platform Value

To derive the estimated value of the Managed REIT Platform, Stanger estimated the market value associated with SmartStop’s asset management and property management contracts (the “Management Contracts”) with SmartStop, SST IV and SSGT II using a comparable transactions analysis. Stanger considered the projected fee income from the Management Contracts and the associated reasonable expenses to support such activities to derive an EBITDA projection for the 12 month period (the “Projected EBITDA”) following the valuation date. Stanger then applied an EBITDA multiple to the Projected EBITDA to derive an estimated value associated with the Management Contracts.

To derive the estimated value of the Managed REIT Platform, Stanger also estimated the market value associated with the agreements between SmartStop, SST IV and SSGT II related to the Tenant Programs acquired from SAM using a direct capitalization approach. Stanger considered the projected Tenant Program income and related reasonable expenses to derive an EBITDA projection for the 12 month period (the “Projected TI EBITDA”) following the valuation date. Stanger then applied a capitalization rate to the Projected TI EBITDA to derive an estimated value associated with the Tenant Programs.

Different parties using different assumptions and estimates could derive a different Estimated Per Share NAV, and these differences could be significant. The value of SmartStop’s shares will fluctuate over time in response to developments related to individual assets in SmartStop’s portfolio and the management of those assets and in response to the real estate and finance markets.

The SmartStop Board’s Determination of the Estimated Per Share NAV

Based upon a review of the Reports provided by Stanger, upon the recommendation of the NCG Committee, the SmartStop Board estimated the Estimated Per Share NAV for each of SmartStop Class A Common Stock and SmartStop Class T Common Stock to be $10.40.

Limitations of Estimated Per Share NAV

The various factors considered by the SmartStop Board in determining the Estimated Per Share NAV were based on a number of assumptions and estimates that may not be accurate or complete. As disclosed above, SmartStop is providing the Estimated Per Share NAV to assist broker-dealers that participate, or participated, in SmartStop’s public offering in meeting their customer account statement reporting obligations. As with any valuation methodology, the methodologies used are based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different Estimated Per Share NAV. The Estimated Per Share NAV is not audited and does not represent the fair value of SmartStop’s assets or liabilities according to GAAP.

Accordingly, with respect to the Estimated Per Share NAV, SmartStop can give no assurance that:

•	a stockholder would be able to resell his or her SmartStop Class A Common Stock or SmartStop Class T Common Stock at the Estimated Per Share NAV;

•	a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of SmartStop’s assets and settlement of its liabilities or a sale of SmartStop;

•	SmartStop Class A Common Stock and SmartStop Class T Common Stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	a different independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

•

the Estimated Per Share NAV, or the methodology used to estimate the Estimated Per Share NAV, will be found by any regulatory authority to comply with the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code of 1986, as amended, or other regulatory requirements.

Similarly, the amount a stockholder may receive upon repurchase of their shares, if they participate in SmartStop’s share redemption program and such redemption program is available, may be greater than or less than the amount a stockholder paid for the shares, regardless of any increase in the underlying value of any assets owned by SmartStop.

The Estimated Per Share NAV was based on the estimated value of SmartStop’s assets less the estimated value of SmartStop’s liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of December 31, 2019. The Estimated Per Share NAV was based upon 68,230,046 shares of common equity or equivalent interests outstanding as of December 31, 2019, which was comprised of (i) 51,435,124 outstanding shares of SmartStop Class A Common Stock and unvested restricted shares of SmartStop Class A Common Stock issued to SmartStop’s directors and management, plus (ii) 7,699,893 outstanding shares of SmartStop Class T Common Stock, plus (iii) 9,095,029 outstanding OP Units, which OP Units are exchangeable on a one-for-one basis into SmartStop Class A Common Stock.

Further, the value of SmartStop’s stock will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. The Estimated Per Share NAV does not reflect a real estate portfolio premium or discount versus the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale. SmartStop currently anticipates publishing a new estimated share value on an annual basis.

Distribution Reinvestment Plan

In accordance with SmartStop’s DRP, the price per share pursuant to the DRP is equal to the estimated value per share approved by the SmartStop Board and in effect on the date of purchase of shares under the DRP. In connection with the estimated value per share described herein, the SmartStop Board approved a share price for the purchase of shares under SmartStop’s DRP equal to the estimated value per share of $10.40 for both SmartStop Class A Common Stock and SmartStop Class T Common Stock, to be effective for distribution payments being paid beginning in May 2020.

Distributions

SmartStop elected to be taxed as a REIT under Sections 856 through 860 of the Code beginning with the taxable year ended December 31, 2014. By qualifying as a REIT, SmartStop generally will not be subject to federal income tax on taxable income that it distributes to its stockholders. If SmartStop fails to qualify as a REIT in any taxable year, SmartStop will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants SmartStop relief under certain statutory provisions. Such an event could materially adversely affect SmartStop’s net income and net cash available for distribution to stockholders. However, SmartStop believes that it is organized and operates in such a manner as to qualify for treatment as a REIT and intends to operate in the foreseeable future in such a manner that SmartStop will remain qualified as a REIT for federal income tax purposes.

For federal income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain dividends, or as nontaxable distributions. To the extent that SmartStop makes a distribution in excess of its current or accumulated earnings and profits, the distribution will be a non-taxable return of capital, reducing the tax basis in each U.S. stockholder’s shares, and the amount of each distribution in excess of a U.S. stockholder’s tax basis in its shares will be taxable as gain realized from the sale of its shares. For 2014 and 2015, all of SmartStop’s distributions constituted non-taxable returns of capital, which were paid from offering proceeds. For 2016, SmartStop paid a total of approximately $22.2 million in distributions, of which approximately $21.2 million constituted a non-taxable return of capital. For 2017, SmartStop paid a total of approximately $32.9 million in distributions, of which approximately $27.9 million constituted a non-taxable return of capital. For 2018, SmartStop paid a total of approximately $33.6 million in distributions, of which approximately $31.4 million constituted a non-taxable return of capital. For 2019, SmartStop paid a total of approximately $34.3 million in distributions, of which approximately $34.3 million constituted a non-taxable return of capital.

The following table shows the distributions SmartStop has paid in cash and through its DRP for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020:

Quarter	OP Unit Holders(1)	Preferred Stockholders(2)	Common Stockholders(1)	Distributions Declared Per Common Share
1st Quarter 2018	$74,446	$—	$8,220,826	$0.150
2nd Quarter 2018	$76,100	$—	$8,450,154	$0.150
3rd Quarter 2018	$76,100	$—	$8,487,303	$0.150
4th Quarter 2018	$26,834	$—	$8,465,629	$0.150
1st Quarter 2019	$26,407	$—	$8,399,351	$0.150
2nd Quarter 2019	$62,925	$—	$8,618,291	$0.150
3rd Quarter 2019	$990,364	$—	$8,649,607	$0.150
4th Quarter 2019	$1,360,551	$—	$8,586,703	$0.150
1st Quarter 2020	$1,358,066	$1,643,836	$8,623,452	$0.150
2nd Quarter 2020	$1,360,517	$2,330,943	$8,862,668	$0.150
3rd Quarter 2020	$1,406,034	$2,330,943	$8,826,940	$0.150

(1)	Declared distributions are paid monthly in arrears.
(2)	Declared distributions are paid quarterly in arrears.

The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause SmartStop to incur additional interest expense as a result of borrowed funds or additional preferred dividends as a result of additional issuances of Series A Convertible Preferred Stock.

Over the long-term, SmartStop expects that a greater percentage of its distributions will be paid from cash flows from operations. However, SmartStop’s operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including its ability to invest capital at favorable yields, the financial performance of its investments in the current real estate and financial environment and the types and mix of investments in its portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing its business plan, SmartStop expects that the primary market risk to which it will be exposed is interest rate risk and to a lesser extent, foreign currency risk. SmartStop may be exposed to the effects of interest rate changes primarily as a result of borrowings used to maintain liquidity and fund acquisition, expansion, and financing of its real estate investment portfolio and operations. SmartStop’s interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve its objectives, SmartStop may borrow at fixed rates or variable rates. SmartStop may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate its interest rate risk on a related financial instrument. SmartStop will not enter into derivative or interest rate transactions for speculative purposes.

As of September 30, 2020, SmartStop’s net debt was approximately $712.8 million, which included approximately $301.7 million in fixed rate debt, $415.4 million in variable rate debt and approximately $0.5 million in net debt premium less approximately $4.8 million in net debt issuance costs. As of December 31, 2019, SmartStop’s net debt was approximately $712.7 million, which included approximately $302.2 million in fixed rate debt, $417.5 million in variable rate debt and approximately $0.6 million in net debt premium less approximately $7.6 million in net debt issuance costs. SmartStop’s debt instruments were entered into for other than trading purposes. Changes in interest rates have different impacts on the fixed and variable debt. A change in interest rates on fixed rate debt impacts its fair value but has no impact on interest incurred or cash flows. A change in interest rates on variable debt could impact the interest incurred and cash flows and its fair value. As of September 30, 2020, if the underlying rate of the related index on SmartStop’s variable rate debt were to increase by 100 basis points, the increase in interest would decrease future earnings and cash flows by approximately $1.0 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on SmartStop’s financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, SmartStop may take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in SmartStop’s financial structure.

The following table summarizes annual debt maturities and average interest rates on SmartStop’s outstanding debt as of September 30, 2020:

	Year Ending December 31,
	2020	2021	2022	2023	2024	Thereafter	Total
Fixed rate debt	$184,142	$1,294,240	$2,914,408	$3,384,134	$47,043,621	$246,890,840	$301,711,385
Average interest rate(1)	4.63%	4.63%	4.63%	4.63%	4.59%	4.82%
Variable rate debt	$—	$94,846,084	$320,512,000	$—	$—	$—	$415,358,084
Average interest rate(1)	3.08%	3.09%	3.12%	—	—	—

(1)

Interest expense for fixed rate debt was calculated based upon the contractual rate and the interest expense on variable rate debt was calculated based on the rate in effect on September 30, 2020. Debt denominated in foreign currency has been converted based on the rate in effect as of September 30, 2020.

Currently, SmartStop’s only foreign exchange rate risk comes from our Canadian properties and the Canadian Dollar (“CAD”). SmartStop’s existing foreign currency hedge mitigates most of its foreign currency exposure of its net CAD denominated investments; however, SmartStop generates all of its revenues and expends essentially all of its operating expenses and third party debt service costs related to its Canadian Properties in CAD. As a result of fluctuations in currency exchange, SmartStop’s cash flows and results of operations could be affected.

Directors and Executive Officers

Included below is certain information regarding the executive officers and directors of SmartStop, each of whom will serve as an executive officer or director, as applicable, of the Combined Company. All of SmartStop’s executive officers serve at the pleasure of the SmartStop Board.

Name	Age	Position(s)
H. Michael Schwartz	53	Executive Chairman
Michael S. McClure	58	Chief Executive Officer
Wayne Johnson	63	President and Chief Investment Officer
Joe Robinson	46	Chief Operations Officer
James R. Barry	31	Chief Financial Officer and Treasurer
Michael Terjung	44	Chief Accounting Officer
Nicholas M. Look	38	General Counsel and Secretary
Gerald Valle	52	Senior Vice President – Self Storage Operations
Paula Mathews	69	Director
David J. Mueller	67	Independent Director
Timothy S. Morris	60	Independent Director
Harold “Skip” Perry	74	Independent Director

H. Michael Schwartz. Mr. Schwartz is SmartStop’s Executive Chairman. Mr. Schwartz has been an officer and director since SmartStop’s initial formation in January 2013, and served as SmartStop’s Chief Executive Officer from January 2013 to June 2019. Mr. Schwartz was appointed Chief Executive Officer of the Former External Advisor in January 2013. Mr. Schwartz served as SmartStop’s President and the President of the Former External Advisor from January 2013 through January 2017. Mr. Schwartz is also the Chief Executive Officer of SAM. He served as President of SAM from August 2007 through January 2017. He also serves as Chief Executive Officer and Chairman of each of SST IV, SSGT II, and Strategic Student & Senior Housing Trust, Inc. (“SSSHT”), a public non-traded student and senior housing REIT sponsored by SAM. He served as Chief

Executive Officer and Chairman of SSGT, a public non-traded self storage REIT sponsored by SAM, until the merger of SSGT with SmartStop on January 24, 2019. Mr. Schwartz also served as Chief Executive Officer, President, and Chairman of SmartStop Self Storage, Inc. (“SmartStop Self Storage”), SmartStop’s former sponsor, from August 2007 until the merger of SmartStop Self Storage with Extra Space Storage, Inc. (“Extra Space”) on October 1, 2015. Since February 2008, Mr. Schwartz has also served as Chief Executive Officer and President of Strategic Storage Holdings, LLC (“SSH”). He was appointed President of Strategic Capital Holdings, LLC in July 2004. Previously, he held the positions of Vice Chairman or Co-President of U.S. Advisor from July 2004 until April 2007. He has more than 26 years of real estate, securities and corporate financial management experience. His real estate experience includes international investment opportunities, including self storage acquisitions in Canada. From 2002 to 2004, Mr. Schwartz was the Managing Director of Private Structured Offerings for Triple Net Properties, LLC (now an indirect subsidiary of Grubb & Ellis Company). In addition, he served on the board of their affiliated broker-dealer, NNN Capital Corp. (subsequently known as Grubb & Ellis Securities, Inc.). From 2000 to 2001, Mr. Schwartz was Chief Financial Officer for Futurist Entertainment, a diversified entertainment company. From 1995 to 2000, he was President and Chief Financial Officer of Spider Securities, Inc. (now Merriman Curhan Ford & Co.), a registered broker-dealer that developed one of the first online distribution outlets for fixed and variable annuity products. From 1990 to 1995, Mr. Schwartz served as the Vice President and Chief Financial Officer of Western Capital Financial (an affiliate of Spider Securities), and from 1994 to 1998 Mr. Schwartz was also President of Palladian Advisors, Inc. (an affiliate of Spider Securities). Mr. Schwartz holds a B.S. in Business Administration with an emphasis in Finance from the University of Southern California.

Michael S. McClure. Mr. McClure is SmartStop’s Chief Executive Officer. He was appointed President in January 2017 and served in that capacity until his appointment to Chief Executive Officer in June 2019. From SmartStop’s initial formation in January 2013 until January 2017, Mr. McClure served as SmartStop’s Chief Financial Officer, Treasurer and Executive Vice President. Mr. McClure also serves as the President of SST IV and SSGT II, and served as President of SSGT until its merger with SmartStop on January 24, 2019. From January 2017 to June 2019, Mr. McClure served as President of SSSHT. From January 2013 until January 2017, Mr. McClure served as the Chief Financial Officer of SAM, and from January 2017 until June 2019, he served as the President of SAM. From January 2013 until January 2017, Mr. McClure served as the Chief Financial Officer of the Former External Advisor, and from January 2017 until July 2019, Mr. McClure served as the President of the Former External Advisor. From January 2008 through October 1, 2015, Mr. McClure served as Chief Financial Officer and Treasurer of SmartStop Self Storage and served as an Executive Vice President of such entity from June 2011 until the merger of SmartStop Self Storage with Extra Space on October 1, 2015. Mr. McClure is currently President of SSH and was Chief Financial Officer and Treasurer from January 2008 until January 2017. From 2004 to June 2007, Mr. McClure held various positions, including Vice President of Finance, at the North Inland Empire Division of Pulte Homes, Inc. At Pulte Homes, he was responsible for all finance, accounting, human resources and office administration functions. From 2002 to 2004, Mr. McClure was a Director in the Audit Business Advisory Services practice for PricewaterhouseCoopers LLP. From 1985 to 2002, Mr. McClure was with Arthur Andersen LLP, holding various positions including Partner. In his 20 years of experience in the public accounting field, Mr. McClure had extensive experience in the real estate industry working with REITs, homebuilders and land development companies and worked on numerous registration statements and public offerings. He is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. Mr. McClure holds a B.S.B.A. degree from California State University, Fullerton.

Wayne Johnson. Mr. Johnson is SmartStop’s President and Chief Investment Officer. He has served as SmartStop’s Chief Investment Officer since June 2015 and as SmartStop’s President since June 2019. Prior to that, he served as SmartStop’s Senior Vice President - Acquisitions, focusing on self storage acquisitions, which position he held since SmartStop’s initial formation in January of 2013. Mr. Johnson also served as the Chief Investment Officer for the Former External Advisor and SAM until June 2019. Mr. Johnson served as Senior Vice President - Acquisitions for SmartStop Self Storage from August 2007 until January 2015 when he was elected Chief Investment Officer until the merger of SmartStop Self Storage with Extra Space on October 1,

2015. Mr. Johnson also served in various roles at SSGT, including most recently as its Chief Investment Officer until the merger with SmartStop on January 24, 2019. In addition, Mr. Johnson serves as the Chief Investment Officer of SST IV and SSGT II. Prior to joining Strategic Capital Holdings, LLC, Mr. Johnson was involved in all aspects of commercial development and leasing, including office, office warehouse, retail and self storage facilities. During such time, Mr. Johnson developed, managed and operated 14 self storage facilities in excess of one million square feet. Mr. Johnson served on the board and is the past President of the Texas Self Storage Association (TSSA), which is the trade organization for self storage development, ownership and management with approximately 3,800 members consisting of storage owners, developers, operators and vendors throughout Texas. Mr. Johnson entered the commercial real estate business in 1979 after graduating from Southern Methodist University with a B.B.A. in Finance and Real Estate.

Joe Robinson. Mr. Robinson is SmartStop’s Chief Operations Officer, a position he has held since October 2019. Prior to joining SmartStop, Mr. Robinson served as Chief Marketing Officer and Executive Vice President of Simply Self Storage Management LLC from April 2016 until September 2019. At Simply, Mr. Robinson led various functions including all marketing, pricing, information technology, and training. From 2010 to 2016, Mr. Robinson served in several pricing and marketing capacities at Extra Space Storage, Inc. Most recently, he was Vice President, Marketing where he led revenue management, data analytics, and the call center. Prior to that, Mr. Robinson served as Director of Revenue Management, where he led the development of multiple industry first centralized pricing models for self storage. Mr. Robinson is a respected authority on Revenue Management in the self storage industry. He has delivered multiple speaking engagements on pricing and has had multiple articles distributed in several industry trade publications. Mr. Robinson holds a B.S. in Computer Science with a Business Minor from Brigham Young University, and a Masters of Business Administration from Rice University.

James R. Barry. Mr. Barry is SmartStop’s Chief Financial Officer and Treasurer, positions he has held since June 2019. Mr. Barry served as SmartStop’s Senior Vice President – Finance from August 2018 to June 2019. Prior to being SmartStop’s Senior Vice President – Finance, Mr. Barry served in various positions for SAM, including Senior Vice President – Finance from August 2018 to July 2019 and Director of Finance from October 2015 to August 2018. From 2012 to 2015, Mr. Barry held the title of Financial Analyst, and was highly involved in the negotiations, calculations, and communications for the merger of SmartStop Self Storage with Extra Space on October 1, 2015. From 2009 to 2012, Mr. Barry served as a Corporate Accountant and Senior Financial Analyst at Thompson National Properties, LLC, a sponsor of commercial real estate offerings. From 2007 to 2009, Mr. Barry worked in various accounting functions at Grubb & Ellis Co. Mr. Barry holds a B.S. in Business Administration with an emphasis in Finance from California State University, Fullerton, and a Masters of Business Administration with an emphasis in Finance from Chapman University, where he graduated with honors.

Michael Terjung. Mr. Terjung is SmartStop’s Chief Accounting Officer, a position he has held since June 2019. From January 2017 until December 2019, Mr. Terjung served as the Chief Financial Officer and Treasurer for SSSHT and its related advisor and property management entities. Mr. Terjung was also the Chief Financial Officer and Treasurer of SSGT until that company merged with and into a wholly-owned subsidiary of SmartStop in January 2019. Mr. Terjung was Chief Financial Officer and Treasurer of SSGT II from July 2018 until June 2019. Mr. Terjung has served as the Chief Financial Officer and Treasurer of SAM since January 2017. Previously, from October 2015 to January 2017, Mr. Terjung served as a Controller for SAM. He also served as the Controller of SmartStop Self Storage from September 2014 until its merger with Extra Space on October 1, 2015 and served as a Controller of SSH assigned to SmartStop Self Storage from September 2009 to September 2014. From July 2004 to September 2009, Mr. Terjung held various positions with NYSE listed Fleetwood Enterprises, Inc., including Corporate Controller responsible for financial reporting and corporate accounting. Mr. Terjung gained public accounting and auditing experience while employed with PricewaterhouseCoopers LLP and Arthur Andersen LLP from September 2000 to July 2004, where he worked on the audits of a variety of both public and private entities, registration statements and public offerings.

Mr. Terjung is a Certified Public Accountant, licensed in California, and graduated cum laude with a B.S.B.A. degree from California State University, Fullerton.

Nicholas M. Look. Mr. Look is SmartStop’s General Counsel and Secretary, positions he has held since June 2019. Mr. Look was previously Senior Corporate Counsel of SAM, a position he held from June 2017 until June 2019. In addition, Mr. Look serves as the Secretary of SSGT II and SST IV, positions he has held since June 2019. From September 2017 to June 2019, Mr. Look served as Assistant Secretary of SSSHT. Prior to that, Mr. Look worked with the law firms of K&L Gates LLP, from April 2014 to June 2017, and Latham & Watkins LLP, from October 2010 to April 2014, where he served as corporate counsel to a variety of public and private companies, and where his practice focused on securities matters, capital markets transactions, mergers and acquisitions and general corporate governance and compliance. Mr. Look holds a B.S. in Computer Science from the University of California, Irvine and a J.D. from the Pepperdine University School of Law. He is a member of the State Bar of California.

Gerald Valle. Mr. Valle has served SmartStop’s Senior Vice President – Self Storage Operations since June 2019. Mr. Valle also served as Senior Vice President – Operations at SAM from June 2018 to July 2019, and served as Vice President of Operations at SAM from joining SAM in 2017 to June 2018. Prior to joining SAM in 2017, Mr. Valle served as VP of Operations with The William Warren Group from 2012 to 2017. From 2003 to 2012, Mr. Valle held various positions with Extra Space, including nine years as Divisional VP of Operations and VP of Sales Center, where he was instrumental in the creation of that company’s 100-agent sales center. Mr. Valle also worked for 15 years at Public Storage where he held multiple roles ranging from District Manager to Regional VP of Operations.

Paula Mathews. Ms. Mathews has been a member of SmartStop’s board of directors since January 2016. Previously, Ms. Mathews served as SmartStop’s Secretary and an Executive Vice President from SmartStop’s formation until June 2018. Ms. Mathews also served as Executive Vice President of the Former External Advisor from January 2013 until June 2018. She currently serves as an Executive Vice President of SSSHT. In addition, she served as an Executive Vice President and Secretary of SSGT and SST IV, and Secretary of SSSHT, until June 2018. Ms. Mathews is an Executive Vice President of SAM. Ms. Mathews served as an Executive Vice President and Assistant Secretary for SmartStop Self Storage, positions she held from August 2007 and June 2011, respectively, until the merger of SmartStop Self Storage with Extra Space on October 1, 2015. Since January 2008, Ms. Mathews has also served as Secretary for SSH. Since 2005, she has also served as Vice President - Commercial Operations for Strategic Capital Holdings, LLC. Prior to joining Strategic Capital Holdings, LLC, Ms. Mathews was a private consultant from 2003 to 2005 providing due diligence services on the acquisition and disposition of assets for real estate firms. Prior to that, Ms. Mathews held senior level executive positions with several pension investment advisors, including the following: a real estate company specializing in 1031 transactions from 2002 to 2003 where she was the Director of Operations; KBS Realty Advisors from 1995 to 2001 where she was responsible for the management of $600 million in “value added” commercial assets in seven states; TCW Realty Advisors (now CBRE Investors) from 1985 to 1992 as a Senior Vice President where her focus was retail assets within closed end equity funds; and PMRealty Advisors from 1983 to 1985 in a portfolio management role. She began her real estate career in 1977 with The Irvine Company, the largest land holder in Orange County, California, where she held several positions within the Commercial/Industrial Division structuring industrial build-to-suits, ground leases and land sales. Ms. Mathews holds a B.S. degree from the University of North Carolina, Chapel Hill.

Timothy S. Morris. Mr. Morris is one of SmartStop’s independent directors and is a member and Chairman of the Compensation Committee and a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Morris previously served as an independent director of SmartStop Self Storage from February 2008 until the merger of SmartStop Self Storage with Extra Space on October 1, 2015. Mr. Morris has more than 30 years of financial and management experience with several international organizations. In March 2019, Mr. Morris became the Director of Finance and Operations of the English-Speaking Union, a charity which helps underprivileged children with speaking and listening skills. In March 2014, Mr. Morris assumed a part-time executive position as finance director of Tomorrow’s Company, a London-based global think tank focusing on business leadership. In May 2008, Mr. Morris founded AMDG Worldwide Ltd., a consultancy business for the philanthropic sector. From June 2007 to April 2008, Mr. Morris was the Chief Financial Officer for Geneva Global, Inc., a philanthropic advisor and broker which invests funds into developing countries. Prior to joining Geneva Global, Inc., from 2002 to June 2007, Mr. Morris was the director of corporate services for Care International UK Ltd. where he was responsible for the finance, internal audit, risk management, human resources, legal insurance and information technology functions during the financial turnaround period of that organization. From 2000 to 2002, Mr. Morris was the Controller for Royal Society Mencap, a learning disability charity. From 1996 to 1999, Mr. Morris was the head of global management reporting for Adidas Group AG in Germany and was later the International Controller for Taylor Made Golf Company, Inc., a subsidiary of Adidas Group AG. Prior to 1996, Mr. Morris held various management and senior finance roles within organizations such as the International Leisure Group, Halliburton/KBR and the Bank for International Settlements in Basel, Switzerland. Mr. Morris has his Bachelor of Science in Economics from Bristol University in the United Kingdom, his MBA from the Cranfield School of Management in the United Kingdom, and he is a Chartered Management Accountant (ACMA).

David J. Mueller. Mr. Mueller is one of SmartStop’s independent directors and is a member and Chairman of the Audit Committee and a member of the Compensation Committee and Nominating and Corporate Governance Committee. Mr. Mueller has more than 25 years of financial management experience with several firms in the financial services industry. In June 2009, Mr. Mueller founded his own CPA firm, specializing in consulting, audit, and tax services for small businesses and non-profits, where he continues to serve as Managing Partner. From June 2001 to May 2009, he worked for Manulife Financial Corporation, serving in several capacities including Controller of Annuities and Chief Financial Officer of Distribution for Manulife Wood Logan, where he was heavily involved in the company’s due diligence and subsequent integration with John Hancock Financial Services. Prior to his time with Manulife Financial Corporation, Mr. Mueller served as Chief Financial Officer of Allmerica Financial Services, the insurance and investment arm of Allmerica Financial Corporation. He began his career in the Boston office of Coopers and Lybrand, specializing in financial services, real estate, and non-profits. Mr. Mueller is a CPA and graduated from the University of Wisconsin with a degree in Finance.

Harold “Skip” Perry. Mr. Perry is one of SmartStop’s independent directors and is a member and Chairman of the Nominating and Corporate Governance Committee and a member of the Audit Committee and Compensation Committee. Mr. Perry previously served as one of SmartStop’s independent directors from October 2013 until June 2014 and served as an independent director of SmartStop Self Storage from February 2008 until the merger of SmartStop Self Storage with Extra Space on October 1, 2015. Mr. Perry has over 40 years of financial accounting, management and consulting experience for domestic and international organizations in the real estate industry. He is currently the Executive Managing Director of Real Globe Advisors, LLC, a commercial real estate advisory firm which he founded. Mr. Perry also held the same position with Real Globe Advisors, LLC from July 2007 to June 2009. From June 2009 to March 2011, he was the Managing Director of Alvarez & Marsal Real Estate Advisory Services. From 1995 to June 2007, Mr. Perry was a national partner in Ernst & Young LLP’s Transactional Real Estate Advisory Services Group and held a number of leadership positions within Ernst & Young. While at Ernst & Young, he handled complex acquisition and disposition due diligence matters for private equity funds and corporate clients, complex real estate portfolio optimization studies, and monetization strategies within the capital markets arena, including valuation of self storage facilities. Prior to 1995, Mr. Perry headed the Real Estate Consulting Practice of the Chicago office of Kenneth Leventhal & Co. Prior to his time with Kenneth Leventhal & Co., Mr. Perry was a senior principal with Pannell Kerr Forester, a national accounting and consulting firm specializing in the hospitality industry. He is a CPA and holds an MAI designation with the Appraisal Institute and a CRE designation with the Counselors of Real Estate. He graduated with a Bachelor of Arts in Russian and Economics from the University of Illinois, and has a Masters of Business Administration with a concentration in finance from Loyola University in Illinois.

Director Compensation for the Year Ended December 31, 2020

Summary

The following table provides a summary of the compensation earned by or paid to SmartStop’s directors for the year ended December 31, 2020:

Name	Fees Earned or Paid in Cash		Stock Awards(1)		Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation	All Other Compensation(2)	Total
H. Michael Schwartz	$—		$—		$—	$—	$—	$328	$328
Paula M. Mathews	$66,500		$113,358	(3)	$—	$—	$—	$627	$180,485
Timothy S. Morris	$182,500	(4)	$60,000		$—	$—	$—	$982	$243,482
David J. Mueller	$182,500	(4)	$60,000		$—	$—	$—	$638	$243,138
Harold “Skip” Perry	$182,500	(4)	$60,000		$—	$—	$—	$393	$242,893

(1)	This column represents the full grant date fair value in accordance with FASB ASC Topic 718.
(2)	Represents payment of life insurance premiums covering each of the members of the SmartStop Board for the benefit of such director’s beneficiaries.
(3)

Reflects restricted stock granted upon Ms. Mathews’ 2020 reelection to the board of directors, along with restricted stock granted to Ms. Mathews in February 2020 in connection with her September 2019 reelection to the board of directors. Such shares of restricted stock vest one year from the date of her reelection.

(4)	Amount includes total fees earned or paid during the year ended December 31, 2020, of which $7,500 was earned during the year ended December 31, 2019.

The Compensation Committee of the SmartStop Board assists the SmartStop Board in fulfilling its responsibilities with respect to employee, officer, and director compensation. All of SmartStop’s directors received compensation in the form of premiums paid on life insurance policies for the benefit of such director’s beneficiaries. Other than the foregoing, only SmartStop’s non-employee directors received any compensation from SmartStop for services on the SmartStop Board and its committees, as provided below.

Terms of Director Compensation

Each of SmartStop’s non-employee directors is entitled to a cash retainer of $50,000 per year and an award of restricted stock with a market value of $60,000, which vests one year from the date of the director’s re-election, for membership on the SmartStop Board. In addition, the chairpersons of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee receive an annual retainer of $15,000 for such chairperson position, and the other members of each such committee receive an annual retainer of $7,500 for membership on each committee. In the event that the SmartStop Board or any committee thereof meets more than six times per year, a per meeting fee of $1,500 will be paid thereafter. Membership on SmartStop’s committees is comprised solely of independent directors. In addition, during the year ended December 31, 2020, members of the Nominating and Corporate Governance Committee formed a special committee for the purpose of evaluating the Merger with SST IV. The Nominating and Corporate Governance Committee established the compensation for such committee, with each member thereof receiving a $50,000 cash retainer, and per-meeting fees at the same rate as set forth herein.

Employee and Director Long-Term Incentive Plan Awards to Independent Directors

The SmartStop Equity Incentive Plan was approved and adopted prior to the commencement of the SmartStop Offering. The purpose of the SmartStop Equity Incentive Plan is to (1) provide incentives to individuals who are granted awards because of their ability to improve SmartStop’s operations and/or increase SmartStop’s profits; (2) encourage selected persons to accept or continue employment or other service relationship with SmartStop or with SmartStop’s affiliates, determined in accordance with the SmartStop Equity Incentive Plan; and (3) increase the interest of SmartStop’s directors in SmartStop’s success through their participation in the growth in value of SmartStop’s stock. Pursuant to the SmartStop Equity Incentive Plan,

SmartStop may issue options, stock appreciation rights, distribution equivalent rights and other equity-based awards, including, but not limited to, restricted stock.

The total number of shares of SmartStop Class A Common Stock authorized and reserved for issuance under the SmartStop Equity Incentive Plan is equal to 10% of the outstanding shares of SmartStop Class A Common Stock and SmartStop Class T Common Stock at any time, net of any shares already issued under the SmartStop Equity Incentive Plan, but not to exceed 10,000,000 shares in the aggregate. As of December 31, 2020, there were approximately 5.4 million shares available for issuance under the SmartStop Equity Incentive Plan. The term of the SmartStop Equity Incentive Plan is 10 years. Upon SmartStop’s earlier dissolution or liquidation, reorganization, merger or consolidation with one or more corporations as a result of which SmartStop is not the surviving corporation, or sale of all or substantially all of SmartStop’s properties, the SmartStop Equity Incentive Plan will terminate, and provisions will be made for the assumption by the successor corporation of the awards granted under the SmartStop Equity Incentive Plan or the replacement of such awards with similar awards with respect to the stock of the successor corporation, with appropriate adjustments as to the number and kind of shares and exercise prices. Alternatively, rather than providing for the assumption of such awards, the SmartStop Board may either (1) shorten the period during which awards are exercisable, or (2) cancel an award upon payment to the participant of an amount in cash that the Compensation Committee determines is equivalent to the fair market value of the consideration that the participant would have received if the participant exercised the award immediately prior to the effective time of the transaction.

In the event the SmartStop Board or the Compensation Committee determines that any distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of SmartStop’s assets, or other similar corporate transaction or event, affects SmartStop’s stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the SmartStop Equity Incentive Plan or with respect to an award, then the SmartStop Board or Compensation Committee shall, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any award.

As of December 31, 2020, (i) Mr. Mueller has received a total of 22,763 shares of restricted stock, of which 14,254 shares have vested, and (ii) Messrs. Morris and Perry have each individually received a total of 21,513 shares of restricted stock of which 13,004 shares have vested.

Executive Compensation

The following tables and narrative summarize the compensation for the years ended December 31, 2018, 2019 and 2020 paid to or earned by SmartStop’s named executive officers (“NEOs”).

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Non-Equity Incentive Plan Compensation		Stock Awards(4)	All Other Compensation(5)	Total
Michael S. McClure, Chief Executive Officer	2020	$450,000	$—		$(3)	$650,000	$17,638	$1,117,638
	2019	$233,542	$270,445	$—		$578,049	$—	$1,082,036
	2018	$—	$—	$—		$—	$—	$—
James R. Barry, Chief Financial Officer	2020	$225,000	$—		$(3)	$100,000	$22,991	$347,991
	2019	$115,771	$75,616	$—		$88,931	$10,491	$290,809
	2018	$—	$—	$—		$—	$—	$—
H. Michael Schwartz, Executive Chairman	2020	$625,000	$—		$(3)	$1,250,000	$26,643	$1,901,643
	2019	$323,438	$320,205	$—		$1,111,632	$328	$1,755,603
	2018	$—	$—	$—		$—	$—	$—
Wayne Johnson, President and Chief Investment Officer	2020	$250,000	$—		$(3)	$250,000	$25,394	$525,394
	2019	$129,375	$160,143	$—		$222,326	$11,035	$522,879
	2018	$—	$—	$—		$—	$—	$—
Joe Robinson,(6) Chief Operations Officer	2020	$350,000	$—		$(3)	$125,000	$12,299	$487,299

(1)

The compensation data for 2019 reflect SmartStop’s direct compensation expenses subsequent to June 28, 2019. Prior to June 28, 2019, SmartStop had no employees and did not directly compensate any officers, including NEOs. Rather, SmartStop’s NEOs were compensated by its Former External Advisor, and SmartStop reimbursed certain fees and expenses to the Former External Advisor pursuant to its advisory agreement. Amounts shown in the “Salary” column do not reflect any such reimbursements.

(2)

Amounts shown in the “Bonus” column reflect bonuses earned for a full year of service by each individual, including during time such individuals were employed by the Former External Advisor. Subsequent to 2019, bonuses were payable pursuant to SmartStop’s incentive plan and are included in the “Non-Equity Incentive Plan Compensation” column above.

(3)

The amounts of non-equity incentive plan compensation earned for the fiscal year ended December 31, 2020 have not been approved by SmartStop’s Compensation Committee as of the date of this Proxy Statement and Prospectus. Such amounts are expected to be determined in early 2021. See “Grants of Plan-Based Awards” below for a discussion of the threshold, maximum, and target amounts that may be awarded to each NEO.

(4)

Represents the aggregate grant date fair value of each share of restricted stock and each LTIP Unit computed in accordance with FASB ASC Topic 718. The grant date fair values of performance-based awards included in this table were calculated based on the outcome of performance measured at target levels since that was the probable outcome at the time of grant. The assumptions used in calculating these amounts are discussed in Note 12, Equity-Based Compensation, to the Company’s unaudited consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020. Assuming achievement of the maximum performance level, the grant date fair value would have been $812,500, $125,000, $1,562,500, $312,500, and $156,250 for Messrs. McClure, Barry, Schwartz, Johnson, and Robinson, respectively.

(5)	The table below sets forth the components of the “All Other Compensation” column for 2020:

Name	Incremental Cost of Medical Insurance Premiums	401(k) Company Match	Life/ AD&D Insurance Premiums
Michael S. McClure	$11,826	$3,023	$2,789
James R. Barry	$11,298	$11,400	$293
H. Michael Schwartz	$12,858	$11,400	$2,057
Wayne Johnson	$12,234	$11,400	$1,760
Joe Robinson	$—	$11,400	$899

For Mr. Schwartz, “All Other Compensation” also includes payment of life insurance premiums in the amount of $328 in connection with Mr. Schwartz’s service on SmartStop’s board of directors, as discussed in “Director Compensation for the Year Ended December 31, 2020” above.

(6)	Mr. Robinson became a NEO in 2020.

Grants of Plan-Based Awards

The following table sets forth information with respect to plan-based awards granted to the NEOs in 2020.

	Grant Date	Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards(2)			All Other Share Awards: Number of Shares/ Units(3)	Grant Date Fair Value(4)
Name		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Michael S. McClure
Annual Cash Incentive Bonus		$253,125	$337,500	$421,875
Time-Based Equity	4/22/2020							53,630	$487,500
Performance-Based Equity	4/22/2020				4,469	17,877	35,754		$162,500

James R. Barry
Annual Cash Incentive Bonus		$75,000	$100,000	$125,000
Time-Based Equity	4/22/2020							8,251	$75,000
Performance-Based Equity	4/22/2020				639	2,556	5,112		$25,000

H. Michael Schwartz
Annual Cash Incentive Bonus		$468,750	$625,000	$781,250
Time-Based Equity	4/22/2020							103,135	$937,500
Performance-Based Equity	4/22/2020				8,595	34,378	68,757		$312,500

Wayne Johnson
Annual Cash Incentive Bonus		$93,750	$125,000	$156,250
Time-Based Equity	4/22/2020							20,627	$187,500
Performance-Based Equity	4/22/2020				1,719	6,876	13,751		$62,500

Joe Robinson
Annual Cash Incentive Bonus		$112,500	$150,000	$187,500
Time-Based Equity	4/22/2020							10,314	$93,750
Performance-Based Equity	4/22/2020				799	3,195	6,391		$31,250

(1)

Represents annual incentive awards at the threshold, target and maximum amounts. See the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above for additional discussion regarding bonuses based on 2020 performance.

(2)

Represents performance-based awards, consisting of either restricted stock or LTIP Units in SmartStop OP, awarded in 2020 to SmartStop’s NEOs. Indicated threshold, target and maximum amounts correspond to the number of restricted shares or LTIP Units, as applicable, that would be earned in the event that specified threshold, target and maximum performance levels, respectively, were achieved. In the event that SmartStop’s performance does not meet the threshold requirements for a performance measure, no payment will be made on the quantitative portion of the award based on that performance measure. Performance-based awards vest following the conclusion of a three-year performance period, based on SmartStop’s performance ranked amongst a peer group of companies, conducted using a performance measure of average annual same-store revenue growth, analyzed over the performance period.

(3)

Represents time-based awards, consisting of LTIP Units in SmartStop OP, awarded in 2020 to SmartStop’s NEOs. Time-based awards vest ratably over four years commencing on December 31st of the year of grant, subject to the recipient’s continued employment or service through the applicable vesting date.

(4)

Calculated in accordance with FASB ASC Topic 718. The grant date fair values of performance-based awards were calculated based on the probable outcome of performance measured at target levels at the time of the grant.

Narrative Explanation of Certain Aspects of Summary Compensation Table and Grants of Plan-Based Awards Table

SmartStop’s executive compensation program consists of the following elements: (1) base salaries, (2) a short-term incentive plan (“STP”), pursuant to which executive officers are entitled to a performance-based cash bonus, and (3) a long-term incentive plan (“LTP”), pursuant to which executive officers are entitled to equity awards, which will be both time-based and performance-based.

The STP includes an objective portion that comprises the majority of the overall program and is based on three metrics with pre-defined performance hurdles, and a smaller subjective portion that is based on various strategic and individual goals. For the CEO and Executive Chairman, STP awards are based 70% upon objective criteria and 30% upon subjective criteria. For all other NEOs, STP awards are based 60% upon objective criteria and 40% upon subjective criteria. In light of the impact of COVID-19, the Compensation Committee reserves the right to reevaluate the criteria for the performance-based awards. However, as of now, SmartStop expects that the quantitative portion of each target bonus for 2020 will be evaluated based on three objective performance measures: (i) same-store net operating income growth, excluding property tax; (ii) management funds from operations, as adjusted; and (iii) growth of assets under management with respect to SmartStop’s managed REIT platform. Performance that meets the threshold requirements for a performance measure will result in a 75% payout of the portion of the award based on that performance measure. Performance that meets the target requirements will result in 100% payout of the portion of the award based on that performance measure. Performance that meets the maximum requirements will result in 125% payout of the portion of the award based on that performance measure. The qualitative portion of each award is based upon individual performance goals, which also span a range of 75% to 125% based upon performance. To the extent performance falls between two levels, linear interpolation is applied. In the event that SmartStop’s performance does not meet the threshold requirements, no payment will be made on the quantitative portion of the award based on that performance measure. In the event that SmartStop’s performance exceeds the maximum requirements, payments made on the quantitative portion of the award will be capped at the maximum payout amount for that performance measure.

Awards under the LTP will be paid in equity grants of either LTIP Units or restricted stock. Awards under the LTP are determined based upon a fixed dollar amount that is then converted to equity based upon a fair value determination of such equity. The awards are subject to both time-based vesting (75%) and performance-based vesting (25%). The performance-based component ranges from a threshold of 0% to a maximum of 200% of target, with such percentage being determined based upon SmartStop’s ranking as compared the following peer group companies: Public Storage; Extra Space Storage Inc.; CubeSmart; Life Storage, Inc.; and National Storage Affiliates Trust. This comparison will be conducted using a performance measure of average annual same-store revenue growth, analyzed over a three-year period and paid as follows:

Ranking of SmartStop’s Average Same-Store Revenue Growth vs. Peer Group	1 (Highest)	2	3	4	5	6 (Lowest)
Applicable Percent of Target Award Vested	200%	150%	100%	65%	25%	0%

Earned awards will vest no later than March 31, 2023.

Amounts shown in the “Stock Awards” column of the Summary Compensation Table and awards disclosed in the Grants of Plan-Based Awards table consist of awards of restricted stock (“RSAs”) and long-term incentive plan units in SmartStop OP (“LTIP Units”).

Recipients of time-based RSAs granted prior to 2020 are entitled to distributions paid on the underlying shares of restricted stock but only as and when the restricted shares to which the dividends or other distributions are attributable become vested. Dividends or distributions made prior to such date will be held by SmartStop and transferred to the recipient on the date that the restricted shares become vested. Recipients of time-based RSAs granted in 2020 are entitled to distributions paid on the underlying shares of restricted stock effective as of the effective date of the award. Recipients of performance-based RSAs will accrue distributions during the performance period, and such distributions will only be payable on the date that any such shares of restricted stock vest, based upon the performance level attained.

Recipients of time-based LTIP Units are entitled to distributions and allocations of profits and losses effective as of the effective date of the award. Recipients of performance-based LTIP Units will be entitled to receive distributions and allocations of profits and losses with respect to the performance-based LTIP Units as of the effective date of January 1, 2020, in an amount equal to 10% of the distributions and allocations available on the maximum amount of LTIP Units that may be issued under an award, until the Distribution Participation Date (as defined in the Partnership Agreement). The remaining 90% of distributions will accrue and will be payable on the Distribution Participation Date based upon the performance level attained and number of performance-based LTIP Units that vest. Following the Distribution Participation Date, recipients will be entitled to receive the full amount of distributions and allocations of profits and losses with respect to the vested performance-based LTIP Units. LTIP Units are designed to qualify as “profits interests” in SmartStop OP for federal income tax purposes, and as a result, initially they will not be treated as economically equivalent in value to a common unit, and the issuance of LTIP Units will not be a taxable event to SmartStop OP or the recipient. If and when certain events occur pursuant to applicable tax regulations and in accordance with the partnership agreement of SmartStop OP, LTIP Units may become economically equivalent to common units of SmartStop OP on a one-for-one basis.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding RSAs and LTIP Units held by each of SmartStop’s NEOs as of December 31, 2020. The applicable vesting provisions are described in the footnote following the table. For a description of the acceleration of vesting provisions applicable to the RSAs and LTIP Units held by SmartStop’s NEOs, please see the subsection titled “Severance Plan and Potential Payments Upon Termination or a Change of Control” below.

				Stock Awards
Name	Grant Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested(3)	Number of Unearned Shares, Units or Other Rights that Have Not Vested		Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested(3)
Michael S. McClure	6/28/2019	45,732	(1)	$475,610	—		$—
	4/22/2020	40,223	(2)	$418,317	4,469	(4)	$46,480

James R. Barry	6/28/2019	7,036	(1)	$73,171	—		$—
	4/22/2020	6,188	(2)	$64,356	639	(5)	$6,646

H. Michael Schwartz	6/28/2019	87,946	(1)	$914,634	—		$—
	4/22/2020	77,351	(2)	$804,455	8,595	(4)	$89,384

Wayne Johnson	6/28/2019	17,589	(1)	$182,297	—		$—
	4/22/2020	15,470	(2)	$160,891	1,719	(4)	$17,877

Joe Robinson	10/1/2019	2,199	(1)	$22,866	—		$—
	4/22/2020	7,735	(2)	$80,446	799	(5)	$8,308

(1)	Represents restricted stock which vests ratably over a period of four years from grant date.
(2)	Represents LTIP Units which vest ratably over a period of four years, with the first vesting occurring on December 31, 2020.
(3)

There is no public market for SmartStop’s shares. Amount is calculated as the net asset value of a share of SmartStop Common Stock at the end of the last completed fiscal year (calculated as of December 31, 2019) multiplied by the number of shares of stock or LTIP units, as applicable.

(4)	Represents unearned performance-based LTIP units as of December 31, 2020, assuming that the threshold amount is earned. Awards shown will vest no later than March 31, 2023.
(5)	Represents unearned performance-based restricted stock as of December 31, 2020, assuming that the threshold amount is earned. Awards shown will vest no later than March 31, 2023.

Option Exercises and Stock Vested

The following table summarizes vesting of stock applicable to SmartStop’s NEOs during the year ended December 31, 2020. None of the NEOs held any options during 2020:

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting(1)
Michael S. McClure	28,651	$297,976
James R. Barry	4,408	$45,842
H. Michael Schwartz	55,099	$573,030
Wayne Johnson	11,020	$114,606
Joe Robinson	3,311	$34,437

(1)

Amount is calculated as the net asset value of a share (calculated as of December 31, 2019) of SmartStop Common Stock on the vesting date multiplied by the number of shares of stock that vested on such date.

Severance Plan and Potential Payments Upon Termination or a Change of Control

On June 28, 2019, SmartStop’s Compensation Committee adopted and approved the SmartStop Severance Plan and designated certain of SmartStop’s executives, including its NEOs, as participants (each, a “Participant” and together, the “Participants”) in the SmartStop Severance Plan. Assuming a termination of employment occurred on December 31, 2020 and a price per share of SmartStop Common Stock on the date of termination of $10.40 (the estimated net asset value per share of SmartStop Class A Common Stock as of the end of the last completed fiscal year, calculated as of December 31, 2019), the amount of compensation that would have been payable to each NEO in each situation is listed in the table below. The amounts shown in the table below are for illustrative purposes only. Actual amounts that would be paid on any termination of employment can only be determined at the time of any actual separation from SmartStop.

	Estimated Potential Payments Upon Termination
Name	Severance Payment(1)	Healthcare Continuation Coverage(2)	Equity Awards Subject to Vesting(3)		Other Compensation(4)		Total(9)
Michael S. McClure
• Without Cause or For Good Reason	$1,575,000	$38,864	$359,948	(5)	$30,754		$2,004,566
○ Following Change of Control	$2,362,500	$58,296	$955,899	(6)	$30,754		$3,407,449
• Death or Disability(7)	$337,500	—	$955,899		$30,754		$1,324,153
• Cause or Resignation	—	—	—		$30,754		$30,754

James R. Barry
• Without Cause or For Good Reason	$325,000	$18,900	$54,704	(5)	$21,418		$420,022
○ Following Change of Control	$650,000	$37,800	$146,389	(6)	$21,418		$855,607
• Death or Disability(7)	$100,000	—	$146,389		$21,418		$267,807
• Cause or Resignation	—	—	—		$21,418		$21,418

H. Michael Schwartz
• Without Cause or For Good Reason	$2,500,000	$40,920	$692,208	(5)	$60,096		$3,293,224
○ Following Change of Control	$3,750,000	$61,380	$1,838,268	(6)	$60,096		$5,709,744
• Death or Disability (7)	$625,000	—	$1,838,268		$260,096	(8)	$2,273,364
• Cause or Resignation	—	—	—		$60,096		$60,096

Wayne Johnson
• Without Cause or For Good Reason	$562,500	$29,749	$138,442	(5)	$7,212		$737,903
○ Following Change of Control	$750,000	$39,666	$367,654	(6)	$7,212		$1,164,532
• Death or Disability(7)	$125,000	—	$367,654		$7,212		$499,866
• Cause or Resignation	—	—	—		$7,212		$7,212

Joe Robinson
• Without Cause or For Good Reason	$500,000	—	$45,514	(5)	$17,500		$563,014
○ Following Change of Control	$1,000,000	—	$114,388	(6)	$17,500		$1,131,888
• Death or Disability(7)	$150,000	—	$114,388		$17,500		$281,888
• Cause or Resignation	—	—	—		$17,500		$17,500

(1)

The Severance Payment will be due in the event that the NEO’s employment is terminated (i) by the NEO for Good Reason or (ii) by SmartStop or any of its subsidiaries without Cause. The Severance Payment is based upon a multiple of the sum of such NEO’s (i) highest annual salary within the prior two years and (ii) the average annual cash performance bonus earned for the prior three years. The multiple is equal to 2.0x for the Executive Chairman and the Chief Executive Officer, 1.5x for the Chief Investment Officer and Chief Accounting Officer and 1.0x for all other executive officers. Such Severance Payments are paid in equal installments over an annual period equal to the multiple (i.e., 2 years, 1.5 years, 1 year). If a NEO is terminated without Cause or resigns for Good Reason and this occurs during the 12-month period following a Change of Control, then the multiple increases to 3.0x for the Executive Chairman and the Chief Executive Officer and 2.0x for all other executive officers, and such Severance Payment is paid in a lump sum. All cash bonuses reflected in the above table have been annualized for the full year.

(2)

Represents the cost of medical insurance coverage for each NEO at the same annual level as in effect immediately preceding December 31, 2020 for a period of time equal to the applicable multiple set forth in footnote 1, above. Such amounts are paid in equal installments over an annual period equal to the respective severance multiple (i.e., 2 years, 1.5 years, 1 year). A lesser amount may be due if the NEO becomes eligible to receive healthcare coverage from a subsequent employer.

(3)

For purposes of this table, the market value per restricted share and LTIP Unit is assumed to be $10.40 (the estimated net asset value per share of SmartStop Class A Common Stock as of the end of the last completed fiscal year, calculated as of December 31, 2019).

(4)	Consists of accrued and unused paid time off, pursuant to the definition of “Accrued Obligations” contained in the SmartStop Severance Plan.
(5)

With respect to the treatment of equity awards upon termination not involving a Change of Control: (i) any unvested time-based equity awards that would have otherwise vested over the 12-month period following the date of termination will immediately vest; and (ii) any unvested performance-based equity awards that remain outstanding on the date of termination shall remain outstanding and eligible to be earned following the completion of the performance period based on achievement of performance goals, vesting pro rata if such award becomes earned based on days employed during the performance period. For such performance-based awards, the table above assumes the achievement of all performance goals at target.

(6)

With respect to the treatment of equity awards in the case of termination following a Change of Control: (i) all unvested time-based equity awards vest and become exercisable immediately prior to the Change of Control; and (ii) any performance-based awards that were assumed in connection with the Change of Control and remain unvested on a termination date that occurs within 12 months following the Change of Control shall (a) to the extent only subject to time-based vesting as of the termination date, immediately vest on the termination date, or (b) to the extent subject to performance-based vesting as of the termination date, remain outstanding and eligible to be earned following completion of the performance period based on achievement of performance goals, and to the extent earned (if at all) shall vest on a pro rata basis based on days employed during the performance period through the termination date. The table above assumes that all performance-based awards were assumed and all performance goals were achieved at target.

(7)

In the event of a termination due to death or disability, such NEO is entitled to: (i) a pro rata portion of his annual cash performance bonus, as determined by the Compensation Committee based on actual performance for the performance period and number of days employed during such period, (ii) the immediate vesting of all unvested time-based equity awards, and (iii) any unvested performance awards that remain outstanding on the date of termination shall remain outstanding and eligible to be earned following the completion of the performance period based on achievement of performance goals, vesting pro rata if such award becomes earned based on days employed during the performance period. The amounts herein assume the achievement of the performance components of both the cash bonus and the performance-based equity awards at target.

(8)	Includes $200,000 in proceeds from a life insurance policy purchased by SmartStop, which benefits are payable to Mr. Schwartz’s beneficiary upon his death.
(9)

A NEO will not be entitled to receive any of these payments or benefits, other than the Accrued Obligations, unless the NEO has entered into a general release in favor of SmartStop and its affiliates, and the NEO will be entitled to receive such payments or benefits only so long as such NEO has not materially breached any of the provisions of the general release or the non-competition, non-solicitation, non-disclosure, non-disparagement and other similar restrictive covenants set forth in the NEO’s letter agreement entered into pursuant to the SmartStop Severance Plan, which contains various obligations by the NEO to SmartStop such as (a) a confidentiality covenant that extends indefinitely, (b) a non-compete provision while the executive is employed by SmartStop, (c) certain employee, investor and customer non-solicitation covenants that extend during the executive’s employment and for a period of time after separation (18 months for Executive Chairman, CEO, or President, 12 months for Chief Investment Officer or Chief Accounting Officer, or 9 months for all other NEOs), and (d) a non-disparagement provision.

The terms “Cause,” “Good Reason,” and “Change of Control” have the following definitions as set forth in the SmartStop Severance Plan:

•

“Cause” is generally defined to mean: (i) willful fraud or material dishonesty in the performance of the executive’s duties; (ii) deliberate or intentional failure by the executive to substantially perform his duties (other than due to incapacity) after a written notice is delivered describing such failures; (iii) willful misconduct by the executive that is materially detrimental to the reputation, goodwill or business operations of SmartStop or its affiliates; (iv) willful disclosure of SmartStop’s confidential information or trade secrets; (v) a breach of any restrictive covenants contained within the Participant’s letter agreement entered into pursuant to the SmartStop Severance Plan, which contains various obligations by the executive to SmartStop such as (a) a confidentiality covenant that extends indefinitely, (b) a non-compete provision while the executive is employed by SmartStop, (c) certain employee, investor and customer non-solicitation covenants that extend during the executives employment and for a period of time after separation (18 months for Executive Chairman, CEO, or President, 12 months for Chief Investment Officer or Chief Accounting Officer, or 9 months for all other NEOs), and (d) a non-disparagement provision; or (vi) the conviction of, or a plea of no contest to a charge of, a felony or crime of moral turpitude.

•

“Good Reason” is generally defined to mean, without the Participant’s consent: (i) a material diminution of base salary, target bonus, target annual equity compensation opportunity, or other annual incentive opportunity; (ii) a material reduction in authority, title, duties or responsibilities; (iii) relocation of principal place of employment greater than thirty (30) miles; or (iv) failure of any successor to SmartStop following a Change of Control to assume the SmartStop Severance Plan and its obligations.

•

“Change of Control” is generally defined to mean: (i) any person acquiring securities of SmartStop representing at least 50% of the voting power; (ii) certain mergers (unless SmartStop stockholders continue to own at least 50% of the combined voting power of the resulting entity at the time of the merger); (iii) a change in the majority of SmartStop’s board of directors during any 12-month period that is not approved by a majority of directors; (iv) a sale of all or substantially all of SmartStop’s assets; or (v) adoption of a plan of liquidation.

The SmartStop Severance Plan provides the following payments upon the occurrence of a Change of Control:

•	All unvested time-based equity awards vest and become exercisable immediately prior to the Change of Control; and

•

All unvested performance-based equity awards that are not continued or assumed by the successor entity in connection with the Change of Control vest and become exercisable immediately prior to the Change of Control based on actual achievement of the applicable performance goals through the date of the Change of Control, as determined in the sole discretion of the Compensation Committee.

Estimated Potential Payments Upon Change of Control(1)
Name	Time-Based Equity Awards	Performance-Based Equity Awards
Michael S. McClure	$893,927	$61,973
James R. Barry	$137,527	$8,862
H. Michael Schwartz	$1,719,090	$119,179
Wayne Johnson	$343,818	$23,836
Joe Robinson	$103,311	$11,077

(1)

This table assumes a change of control as of December 31, 2020 and a price per share of SmartStop Common Stock of $10.40 (the estimated net asset value per share of SmartStop Class A Common Stock as of the end of the last completed fiscal year, calculated as of December 31, 2019). This table also assumes that (i) no performance-based awards were continued or assumed by the successor entity in connection with the Change of Control, and (ii) all applicable performance goals were achieved at target.

Compensation Committee Interlocks and Insider Participation

For the year ended December 31, 2019, decisions regarding director compensation were made by SmartStop’s Compensation Committee.

No member of the Compensation Committee served as an officer or employee of SmartStop or any of its affiliates during 2019, and none had any relationship requiring disclosure by SmartStop under Item 404 of Regulation S-K under the Exchange Act. None of SmartStop’s executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the SmartStop Board or SmartStop’s Compensation Committee during the fiscal year ended December 31, 2019.

Director Independence

While SmartStop’s stock is not listed for trading on any national securities exchange, as required by the SmartStop Charter, a majority of the members of the SmartStop Board and each committee of the SmartStop Board are “independent” as determined by the SmartStop Board by applying the definition of “independent” adopted by the New York Stock Exchange (NYSE) and applicable rules and regulations of the SEC. The SmartStop Board has determined that Messrs. Morris, Mueller, and Perry each meet the relevant definition of “independent.”

Stock Ownership

The following table sets forth, as of November 30, 2020, the amount of SmartStop Common Stock beneficially owned by: (1) any person who is known by SmartStop to be the beneficial owner of more than 5% of any class of the outstanding shares of SmartStop Common Stock; (2) each of SmartStop’s directors; (3) each of SmartStop’s executive officers; and (4) SmartStop’s directors and executive officers as a group.

Name and Address(1) of Beneficial Owner(2)	Number of Shares of Common Stock Beneficially Owned(3)		Percentage of All Shares of Common Stock(4)
H. Michael Schwartz, Executive Chairman	924,496	(5)	1.52%
Michael S. McClure, Chief Executive Officer	28,652		*
Wayne Johnson, President and Chief Investment Officer	11,020		*
Joe Robinson, Chief Operations Officer	3,311		*
James R. Barry, Chief Financial Officer and Treasurer	4,408		*
Michael Terjung, Chief Accounting Officer	4,408		*
Nicholas M. Look, General Counsel and Secretary	2,204		*
Gerald Valle, Senior Vice President – Self Storage Operations	3,306		*
Paula Mathews, Director	9,413		*
David J. Mueller, Independent Director	14,254		*
Timothy S. Morris, Independent Director	14,234		*
Harold “Skip” Perry, Independent Director	14,234		*

All directors and executive officers as a group	1,033,940		1.70%

*	Less than 1%
(1)	The address of each beneficial owner is 10 Terrace Road, Ladera Ranch, California 92694.
(2)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following November 30, 2020. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)

Ownership consists of shares of common stock, restricted stock that will vest within 60 days following November 30, 2020, operating partnership units of SmartStop OP, and LTIP units of SmartStop OP that will vest within 60 days following November 30, 2020. Operating partnership units of SmartStop OP may be redeemed for cash, or at SmartStop’s option, an equal number of shares of common stock, subject to certain restrictions. Once vested, LTIP units are convertible into common units of SmartStop OP. This table assumes conversion of such LTIP units and issuance of shares of common stock in exchange for operating partnership units of SmartStop OP.

(4)

Based on approximately 60.9 million shares of common stock outstanding on a fully diluted basis, including restricted stock and LTIP units of SmartStop OP that will vest within 60 days following November 30, 2020, and assuming conversion of such LTIP units and issuance of shares of common stock in exchange for operating partnership units of SmartStop OP. Does not include outstanding operating partnership units of SmartStop OP that are subject to a lock-up extending beyond 60 days following November 30, 2020.

Certain Relationships and Related Transactions

General

Certain of SmartStop’s executive officers and two of our directors hold ownership interests in and/or are officers of SAM, the Former External Advisor, SmartStop’s Property Manager (as defined below), the Former Dealer Manager (as defined below), and other affiliated entities. Accordingly, any agreements or transactions SmartStop has entered into with such entities may present a conflict of interest. For example, in the past, SmartStop has been a party to and is currently a party to agreements giving rise to material transactions between SmartStop and its affiliates, including SmartStop’s Advisory Agreement, Property Management Agreements, Dealer Manager Agreement, Transfer Agent Agreement, the TI Services Agreement, and an Administrative Services Agreement. It is SmartStop’s written policy that the Nominating and Corporate Governance Committee reviews all transactions involving a conflict of interest and such transactions must be approved by a majority of the SmartStop Board (including a majority of SmartStop’s independent directors) not otherwise interested in the transaction as being fair and reasonable to SmartStop and on terms not less favorable to SmartStop than those available from unaffiliated third parties. SmartStop’s independent directors reviewed and approved the material transactions between SmartStop and its affiliates arising out of these agreements. Set forth below is a description of the relevant transactions with SmartStop’s affiliates.

Advisory Agreement

From SmartStop’s inception through June 28, 2019, prior to completion of the Self Administration Transaction, Strategic Storage Advisor II, LLC (the “Former External Advisor”) provided SmartStop’s day-to-day management. The Former External Advisor and its affiliates performed services for SmartStop in connection with the offer and sale of SmartStop’s shares and the selection, acquisition, and management of its properties pursuant to its Advisory Agreement. Pursuant to the Advisory Agreement, the Former External Advisor was required to devote sufficient resources to SmartStop’s administration to discharge its obligations.

SmartStop’s Advisory Agreement also required the Former External Advisor to reimburse SmartStop to the extent that organization and offering expenses, including sales commissions, dealer manager fees, and stockholder servicing fees, were in excess of 15% of gross proceeds from the SmartStop Offering. The Former External Advisor received acquisition fees equal to 1.75% of the contract purchase price of each property SmartStop acquired plus reimbursement of any acquisition expenses the Former External Advisor incurred. The Former External Advisor also received a monthly asset management fee equal to one-twelfth of 0.625% of SmartStop’s average invested assets, as defined in SmartStop’s Advisory Agreement.

The Former External Advisor was also entitled to various subordinated distributions under the operating partnership agreement of SmartStop OP if SmartStop (1) listed its shares of common stock on a national exchange, (2) terminated its Advisory Agreement, (3) liquidated its portfolio, or (4) entered into an Extraordinary Transaction, as defined in the operating partnership agreement. There were no such distributions for the year ended December 31, 2019. On June 28, 2019, in connection with the Self Administration Transaction, SmartStop entered into a Third Amended and Restated Operating Partnership Agreement which, among other things, removed the subordinated distributions to which the Former External Advisor would have previously been entitled.

The Advisory Agreement provided for reimbursement of the Former External Advisor’s direct and indirect costs of providing administrative and management services to SmartStop. Beginning four fiscal quarters after the acquisition of SmartStop’s first real estate asset, the Former External Advisor was required pay or reimburse SmartStop the amount by which SmartStop’s aggregate annual operating expenses, as defined, exceeded the greater of 2% of SmartStop’s average invested assets or 25% of SmartStop’s net income, as defined, unless a majority of SmartStop’s independent directors determined that such excess expenses were justified based on unusual and non-recurring factors. For the year ended December 31, 2019, the Former External Advisor paid approximately $1.1 million in operating expenses on SmartStop’s behalf. For the year ended December 31, 2019,

SmartStop reimbursed approximately $1.3 million in operating expenses to the Former External Advisor, some of which included reimbursements for operating expenses incurred during the year ended December 31, 2018.

In connection with the Self Administration Transaction, as of June 28, 2019, SmartStop is no longer externally advised pursuant to the Advisory Agreement.

Property Management Agreements

Prior to the Self Administration Transaction, SAM was the sole voting member of each of Strategic Storage Property Management II, LLC (the “T2 Property Manager”) and SS Growth Property Management, LLC (the “GT Property Manager” and together with the T2 Property Manager, the “SmartStop Property Manager”), and each of the respective property management agreements between SmartStop and either the T2 Property Manager or the GT Property Manager were on substantially similar terms. Accordingly, any discussion contained herein with respect to the SmartStop Property Manager shall be deemed to include both the T2 Property Manager and the GT Property Manager. Additionally, as a result of the Self Administration Transaction, SmartStop OP now owns both the T2 Property Manager and the GT Property Manager.

Each of SmartStop’s self storage properties located in the United States was subject to separate property management agreements with the SmartStop Property Manager.

Pursuant to SmartStop’s various property management agreements, the SmartStop Property Manager received: (i) a monthly management fee for each property equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the SmartStop Property Manager’s costs of managing the properties and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, SmartStop had agreed with the SmartStop Property Manager to share equally in the net revenue attributable to the sale of Tenant Programs at SmartStop’s properties. See the section below titled, “—Tenant Programs Joint Venture” for more information. The property management agreements had a three year term and automatically renewed for successive three year periods thereafter, unless SmartStop or the SmartStop Property Manager provided prior written notice at least 90 days prior to the expiration of the term. After the end of the initial three year term, either party could terminate a property management agreement generally upon 60 days prior written notice. With respect to each new property SmartStop acquired for which it entered into a property management agreement with the SmartStop Property Manager, such property management agreement had substantially the same terms as described above. In addition, SmartStop also paid the SmartStop Property Manager a one-time start-up fee in the amount of $3,750.

SmartStop’s self storage properties located in Canada were subject to separate property management agreements with the SmartStop Property Manager. Under each agreement, the SmartStop Property Manager received a fee for its services in managing SmartStop’s properties, generally equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the SmartStop Property Manager’s costs of managing the properties. Reimbursable costs and expenses included wages and salaries and other expenses of employees engaged in operating, managing, and maintaining SmartStop’s properties. The SmartStop Property Manager also received a one-time fee for each property acquired by SmartStop that was managed by the SmartStop Property Manager in the amount of $3,750. In the event that the SmartStop Property Manager assisted with the development or redevelopment of a property, SmartStop paid a separate market-based fee for such services. In addition, the SmartStop Property Manager was entitled to a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, SmartStop had agreed with the SmartStop Property Manager to share net tenant protection plan revenues equally between SmartStop and the SmartStop Property Manager. See the section below titled, “—Tenant Programs Joint Venture” for more information.

Dealer Manager Agreement

SAM indirectly owns a 15% beneficial non-voting equity interest in the Former Dealer Manager. The Former Dealer Manager served as SmartStop’s Dealer Manager pursuant to the Dealer Manager Agreement. The

Dealer Manager Agreement terminated upon the termination of the SmartStop Offering. However, pursuant to the Dealer Manager Agreement, the Former Dealer Manager continues to receive an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of SmartStop Class T Common Stock sold in the primary offering portion of the SmartStop Offering.

The Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers authorizing them to sell shares of stock of SmartStop. The Former Dealer Manager generally re-allows 100% of the stockholder servicing fee to participating broker-dealers.

Transfer Agent Agreement

SAM is the manager and sole member of STAS. Pursuant to SmartStop’s Transfer Agent Agreement, which was approved by a majority of SmartStop’s independent directors, STAS provides transfer agent and registrar services to SmartStop. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to SmartStop’s stockholders, processing the distributions and any servicing fees with respect to SmartStop’s shares, and issuing regular reports to SmartStop’s stockholders. STAS may retain and supervise third party vendors in its efforts to administer certain services. STAS conducts transfer agent and registrar services for other non-traded REITs sponsored by SmartStop and by SAM.

The initial term of the Transfer Agent Agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days’ prior written notice. In the event that SmartStop terminates the Transfer Agent Agreement, other than for cause, SmartStop will pay STAS all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

SmartStop paid STAS a one-time setup fee. In addition, the other fees to be paid to STAS are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, SmartStop will reimburse STAS for all reasonable expenses or other changes incurred by it in connection with the provision of its services to SmartStop, and SmartStop will pay STAS fees for any additional services SmartStop may request from time to time, in accordance with its rates then in effect. Upon the request of STAS, SmartStop may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by STAS.

Tenant Programs Joint Venture

SmartStop generates revenue related to the protection of its customers’ property through the use of Tenant Programs. Following the Self Administration Transaction, SmartStop receives substantially all net economics generated from any such Tenant Programs sold at SmartStop’s owned or managed properties.

Prior to the Self Administration Transaction, the net revenue attributable to the sale of Tenant Programs at SmartStop’s properties was shared equally between SmartStop and the T2 Property Manager pursuant to a joint venture entered into in March 2018, Strategic Storage TI Services II JV, LLC (the “TI Joint Venture”), a Delaware limited liability company that was owned 50% by SmartStop TRS, and 50% by the T2 Property Manager’s affiliate SmartStop TI II, LLC (“SS TI II”). Under the terms of the TI Joint Venture agreement, SmartStop TRS received 50% of the net economics generated from such Tenant Programs and SS TI II received the other 50% of such net economics. In addition, as a result of the SmartStop’s acquisition via merger of SSGT, SmartStop acquired a corresponding interest, via its ownership of SSGT’s TRS, in the joint venture arrangement that SSGT had formed with the GT Property Manager on similar terms as described above. On June 28, 2019, SmartStop acquired SS TI II and the corresponding entity for SSGT’s joint venture arrangement, such that the joint ventures are now owned by SmartStop OP.

SSGT Merger

On October 1, 2018, SmartStop, SmartStop OP, and SST II Growth Acquisition, LLC, SmartStop’s wholly-owned subsidiary, entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with SSGT and SSGT’s operating partnership. On January 24, 2019, SmartStop completed the SSGT Merger for total consideration of approximately $350 million, which includes SSGT debt that was assumed or repaid. In addition, and pursuant to the special limited partner interest held by SSGT’s advisor in its operating partnership, SSGT’s advisor received, in redemption of that special limited partner interest, a subordinated distribution upon the closing of the SSGT Merger equal to approximately $4.0 million, which was paid in units of the SSGT operating partnership. Upon the closing of the SSGT Merger, such units were converted into units of partnership interest in SmartStop OP in accordance with the SSGT Merger Agreement.

Acquisition of Self Storage Operational Assets of SmartStop Asset Management, LLC and Other Transactions

On June 28, 2019, SmartStop, along with SmartStop OP, entered into the Self Administration Transaction with SAM and SS OP Holdings, pursuant to which, effective as of June 28, 2019, SmartStop acquired the self storage advisory, asset management, property management and certain joint venture interests of SAM, along with certain other assets of SAM. SAM was the sole voting member of the Former External Advisor and Property Manager. The Former External Advisor had been responsible for, among other things, managing SmartStop’s affairs on a day-to-day basis and identifying and making acquisitions and investments on SmartStop’s behalf. As a result of the Self Administration Transaction, SmartStop is now self-managed.

Contribution Agreement

On June 28, 2019, SmartStop along with SmartStop OP, as Contributee, and SAM and SS OP Holdings, as Contributor, entered into a Contribution Agreement (the “Contribution Agreement”) whereby, effective June 28, 2019, SmartStop OP acquired substantially all of SAM’s self storage operating assets, including (a) SAM’s or its subsidiaries’ 100% membership interests in (i) the Property Manager, (ii) the Former External Advisor, (iii) Strategic Storage Advisor IV, LLC and Strategic Storage Property Management IV, LLC, the advisor and property manager for SST IV, respectively, (iv) SS Growth Advisor II, LLC and SS Growth Property Management II, LLC, the advisor and property manager for SSGT II, respectively, (v) entities related to certain joint ventures, and (vi) certain entities related to SAM’s self storage business in Canada, (b) all equipment, furnishings, fixtures and computer equipment as set forth in the Contribution Agreement, (c) certain personal property as set forth in the Contribution Agreement, (d) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto (including all rights to the “SmartStop®” brand and “Strategic Storage®” related trademarks), (e) SAM’s processes, practices, procedures and workforce related to the self storage business (currently consisting of approximately 350 on-site self storage employees, regional and district managers, and other personnel and SmartStop’s current executive management team), and (f) certain other assets as set forth in the Contribution Agreement, in exchange for approximately $769,126 in cash, assumption of existing debt in the amount of approximately $15 million, and 8,698,956 units of Class A-1 limited partnership units of SmartStop OP (“Class A-1 Units”) and 3,283,302 units of Class A-2 limited partnership units of SmartStop OP (“Class A-2 Units”). For a description of the Class A-1 and Class A-2 Units, see below under the heading “Third Amended and Restated Operating Partnership Agreement and Redemption of Limited Partner Interest Agreement”.

Third Amended and Restated Operating Partnership Agreement and Redemption of Limited Partner Interest Agreement

On June 28, 2019, SmartStop entered into a Third Amended and Restated Agreement of Limited Partnership of SmartStop OP (the “Operating Partnership Agreement”), which amends and supersedes the Second Amended and Restated Limited Partnership Agreement (the “Former OP Agreement”), and a Redemption of Limited

Partner Interest Agreement (the “Limited Partner Interest Redemption Agreement”) with the Former External Advisor and SmartStop OP, pursuant to which SmartStop OP redeemed all of the limited partnership interests held by the Former External Advisor in SmartStop OP. As a result of the entry into the above-described Limited Partner Interest Redemption Agreement and the Operating Partnership Agreement, (1) references to the special limited partner interest previously held by the Former External Advisor in SmartStop OP have been removed from the Operating Partnership Agreement, in connection with the redemption of such interests pursuant to the Limited Partner Interest Redemption Agreement, and (2) provisions related to the subordinated incentive distributions payable to the special limited partner pursuant to the special limited partnership interest have been removed from Operating Partnership Agreement. Accordingly, SmartStop and SmartStop OP will no longer have any obligation to make the Subordinated Share of Net Sale Proceeds, Subordinated Distribution Due Upon Termination of Advisory Agreement, Subordinated Incentive Listing Distribution, or Subordinated Distribution Due Upon Extraordinary Transaction (each as defined in the Former OP Agreement). In addition, the revised Operating Partnership Agreement created two new classes of units to be issued to SS OP Holdings in connection with the Self Administration Transaction: Class A-1 Units and Class A-2 Units.

The Class A-1 Units may be redeemed or exchanged for shares of SmartStop Class A Common Stock but not until June 28, 2021 (the “Lock-Up Expiration”) or later. The Class A-1 Units are otherwise entitled to all rights and duties of the Class A limited partnership units in SmartStop OP, including cash distributions and the allocation of any profits or losses in SmartStop OP. The Class A-2 Units will convert into Class A-1 Units as earn-out consideration, as described below, in connection with the Self Administration Transaction. The Class A-2 Units are not entitled to cash distributions or the allocation of any profits or losses in SmartStop OP until the Class A-2 Units are converted into Class A-1 Units.

The conversion features of the Class A-2 Units are as follows: (A) the first time the aggregate incremental AUM (as defined in the Operating Partnership Agreement) of SmartStop OP equals or exceeds $300,000,000, one-third of the Class A-2 Units will automatically convert into Class A-1 Units, (B) the first time the incremental AUM of SmartStop OP equals or exceeds $500,000,000, an additional one-third of the Class A-2 Units will automatically convert into Class A-1 Units, and (C) the first time the incremental AUM equals or exceeds $700,000,000, the remaining one-third of the Class A-2 Units will automatically convert into Class A-1 Units (each an “Earn-Out Achievement Date”). On each Earn-Out Achievement Date, the Class A-2 Units will automatically convert into Class A-1 Units based on an earn-out unit exchange ratio, which is equal to $10.66 divided by the then-current value of SmartStop Class A Common Stock. The Class A-2 Units will expire seven years following the closing date of the Self Administration Transaction. Notwithstanding the foregoing, the earn-out consideration will be earned and automatically convert in the event of an “Earn-Out Acceleration Event” (as defined in the Operating Partnership Agreement), which includes each of the following: certain change of control events (as described in the Operating Partnership Agreement), or H. Michael Schwartz being removed either as a member of the board of directors or as an executive officer of SmartStop for any reason other than for cause.

The Operating Partnership Agreement also provides for a vote on “Extraordinary Matters” which includes any merger, sale of all or substantially all of the assets, share exchange, conversion, dissolution or charter amendment, in each case where the vote of SmartStop’s stockholders is required under Maryland law. SmartStop, as general partner of SmartStop OP, agreed that the consent of SmartStop OP would be required (the “OP Consent”) in connection with any Extraordinary Matter. The OP Consent will be determined by a vote of the partners of SmartStop OP, with SmartStop’s vote, as General Partner of SmartStop OP, being voted in proportion to the votes cast by SmartStop’s stockholders on the Extraordinary Matter.

Registration Rights Agreement

On June 28, 2019, SmartStop and SmartStop OP entered into a registration rights agreement (the “Registration Rights Agreement”) with SS OP Holdings and certain other parties (collectively, the “Holders”). Pursuant to the Registration Rights Agreement, the Holders have the right after the Lock-Up Expiration to request SmartStop to register for resale under the Securities Act of 1933, as amended, shares of SmartStop Common Stock issued or issuable to such Holder. SmartStop will use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. SmartStop will cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants the Holders certain “piggyback” registration rights after the Lock-Up Expiration.

Membership Interest Purchase Agreement

On June 28, 2019, immediately following the Self Administration Transaction, SAM, 10 Terrace Rd, LLC (“10 Terrace Rd”), and SSA entered into a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”), pursuant to which SSA purchased 100% of the membership interest in 10 Terrace Rd for $6.5 million, payable through the assumption of existing debt in the amount of approximately $4.2 million, and cash in the amount of approximately $2.3 million. 10 Terrace Rd is the owner of an office condominium located at 10 Terrace Rd., Ladera Ranch, California (the “Ladera Office”) which, as a result of the Membership Interest Purchase Agreement, SmartStop now indirectly owns. The Ladera Office houses SmartStop’s corporate headquarters.

Administrative Services Agreement

On June 28, 2019, SmartStop along with SmartStop OP, SmartStop TRS and SSA (collectively, the “Company Parties”) entered into an Administrative Services Agreement with SAM (the “Administrative Services Agreement”), which, as amended, requires that the Company Parties (as defined therein) will be reimbursed for providing certain operational and administrative services to SAM which may include, without limitation, accounting and financial support, IT support, HR support, advisory services and operations support, and administrative support as set forth in the Administrative Services Agreement and SAM will be reimbursed for providing certain operational and administrative services to the Company Parties which may include, without limitation, due diligence support, marketing, fulfillment and offering support, events support, insurance support, and administrative and facilities support. SAM will receive reimbursement based on the actual costs for providing its services and the Company Parties will receive monthly reimbursement based on the actual costs for providing its services under the Administrative Services Agreement. SAM will also pay the Company Parties an allocation of rent and overhead for the portion it occupies in the Ladera Office. Such agreement has a term of three years and is subject to certain adjustments as defined in the agreement

Severance Agreements

On June 28, 2019, the Compensation Committee of the SmartStop Board adopted and approved the SmartStop Severance Plan and designated each of SmartStop’s executive officers as participants. The terms of the SmartStop Severance Plan are described in “—Executive Compensation—Severance Plan and Potential Payments Upon Termination or a Change of Control.”

Fees Paid to SmartStop’s Affiliates

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by SmartStop for the year ended December 31, 2019 and the nine months ended September 30, 2020, and any related amounts payable as of December 31, 2019 and September 30, 2020:

	Year Ended December 31, 2019			Nine Months Ended September 30, 2020
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses	$975,985	$1,185,370	$—	$—	$—	$—
Transfer Agent fees	324,943	374,404	—	465,520	438,520	27,000
Asset management fees	3,622,559	3,622,559	—	—	—	—
Property management fees	2,983,110	2,983,110	—	—	—	—
Acquisition expenses	84,061	84,061	—	—	—	—
Capitalized
Acquisition costs	235,932	235,932	—	—	—	—
Self Administration Transaction working capital true-up	493,785	493,785	—	—	—	—
Additional paid-in capital
Stockholder servicing fee(1)	—	667,651	1,277,340	—	485,675	791,665

Total	$8,720,375	$9,646,872	$1,277,340	$465,520	$924,195	$818,665

(1)

SmartStop pays the Former Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of SmartStop Class T Common Stock sold in the primary portion of the SmartStop Offering.

Preferred Equity Investment in SSGT II

On September 21, 2020, SSSR Preferred Investor, LLC (the “SSGT II Preferred Investor”), an indirect subsidiary of SmartStop, entered into a Series A Cumulative Redeemable Preferred Unit Purchase Agreement (the “Agreement”) with SSGT II and SS Growth Operating Partnership II, L.P. (“SSGT II OP”). Pursuant to the terms of the Agreement, the SSGT II Preferred Investor has agreed to purchase, in one or more tranches, up to 1.6 million units of limited partnership interest in SSGT II OP (the “Preferred Units”) for an aggregate of up to $40 million (the “Preferred Investment”). Upon the closing of each tranche of the Preferred Investment, the SSGT II Preferred Investor will be due an investment fee equal to 1% of the investment amount of such tranche. The SSGT II Preferred Investor will receive distributions, payable monthly in arrears, at a rate of 7.25% per annum from the date of investment until 180 days after the date of investment, 8.25% per annum from 181 days after the date of investment until 360 days after the date of investment, and 9.25% per annum thereafter. The proceeds of the Preferred Investment may be used by SSGT II OP to finance self-storage acquisition, development, and improvement activities, and working capital or other general partnership purposes. Each Preferred Unit has a liquidation preference of $25.00, plus all accumulated and unpaid distributions. To date, the SSGT II Preferred Investor has made investments totaling approximately $32.5 million, and SSGT II has redeemed $19 million of Preferred Units, reducing the SSGT II Preferred Investor’s investment in SSGT II to $13.5 million.

SST IV Merger Sub, LLC

Merger Sub is a Maryland limited liability company and a wholly owned subsidiary of SmartStop formed solely for the purpose of entering into the Merger Agreement and effecting the Merger. Upon completion of the Merger, SST IV will be merged with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of SmartStop. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

Strategic Storage Trust IV, Inc.

Business

Overview

Strategic Storage Trust IV, Inc., a Maryland corporation, was formed on June 1, 2016 under the MGCL for the purpose of engaging in the business of investing in self storage facilities. SST IV’s year end is December 31. As used in this section, “SST IV” refers to Strategic Storage Trust IV, Inc. and each of its subsidiaries.

The sponsor of the SST IV Public Offering is SRA (the “Sponsor”). SST IV’s Sponsor is a company focused on providing real estate advisory, asset management, and property management services. SST IV’s Sponsor owns 100% of SST IV Advisor and Strategic Storage Property Management IV, LLC (the “Property Manager”).

SST IV has no employees. SST IV Advisor, a Delaware limited liability company, was formed on May 31, 2016 and is responsible for managing SST IV’s affairs on a day-to-day basis and identifying and making acquisitions and investments on SST IV’s behalf under the terms of the SST IV Advisory Agreement. A majority of SST IV’s officers are also officers of SST IV Advisor and the Sponsor.

SST IV has invested the net proceeds from the Private Offering Transaction (as defined herein) and the SST IV Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of the date of this Proxy Statement and Prospectus, SST IV wholly owns 24 operating self storage properties located in nine states (Arizona, California, Florida, Nevada, New Jersey, North Carolina, Texas, Virginia and Washington), as well as 50% equity interests in five unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (“Greater Toronto Area”). SST IV’s unconsolidated real estate ventures consist of two operating self storage properties and three parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres, owning the other 50% of such entities. In addition, SST IV had entered into (i) a purchase agreement to acquire a property that will be developed into a self storage facility in San Gabriel, California, and (ii) one other contribution agreement with respect to a tract of land in the Greater Toronto Area owned by SmartCentres. For more information, see the notes to the consolidated financial statements of SST IV, included herein.

Equity

On June 15, 2016, SST IV Advisor purchased 44 shares of SST IV Common Stock for $1,000 and became SST IV’s initial stockholder. SST IV’s Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001 per share. SST IV’s Articles of Amendment and Restatement, which were filed with the State Department of Assessments and Taxation of Maryland on January 17, 2017, authorized 700,000,000 shares of common stock with a par value of $0.001 per share, of which 315,000,000 shares are designated as Class A common stock, 315,000,000 shares are designated as Class T common stock, and 70,000,000 shares are designated as Class W common stock, and 200,000,000 shares of preferred stock with a par value of $0.001 per share. Upon the filing of SST IV’s Articles of Amendment and Restatement, SST IV Advisor’s 44 shares of SST IV Common Stock were classified as SST IV Class A Common Stock.

On January 25, 2017, SST IV sold approximately 360,577 shares of SST IV Class A Common Stock for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”). SST IV filed a registration statement to register a maximum of $1.0 billion in common stock for sale to the public (the “Primary Offering”) and $95.0 million in common stock for sale pursuant to SST IV’s DRP (collectively, the “SST IV Offering”). On March 17, 2017, the SEC declared SST IV’s registration statement effective and SST IV commenced formal operations. On April 17, 2020, the SST IV Board approved the suspension of the Primary Offering, effective as of April 30, 2020, based upon various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry due to such uncertainty and the termination of SST IV’s Dealer Manager Agreement (as defined herein). The termination of the SST IV Offering occurred on September 11, 2020. SST IV sold approximately 5.1 million shares of SST IV Class A Common Stock for gross offering proceeds of approximately $126.4 million, approximately 4.0 million shares of SST IV Class T Common Stock for gross offering proceeds of approximately $97.2 million and approximately 1.1 million shares of SST IV Class W Common Stock for gross offering proceeds of approximately $25.3 million in the SST IV Offering. On July 30, 2020, prior to the termination of the SST IV Offering, SST IV filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $50 million in shares under SST IV’s DRP (the “SST IV DRP Offering”). The SST IV DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders.

On June 29, 2020, SST IV, upon recommendation of the nominating and corporate governance committee of the SST IV Board, approved an estimated value per share of $22.65 for shares of SST IV Class A Common Stock, SST IV Class T Common Stock, and SST IV Class W Common Stock based on the estimated value of SST IV’s assets less the estimated value of SST IV’s liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2020. As a result of the calculation of SST IV’s estimated value per share remaining the same as the prior year value, there was no change to the public offering prices for any of SST IV’s share classes. In addition, the purchase price for shares sold pursuant to SST IV’s DRP remained at $22.65 per share of SST IV Class A Common Stock, SST IV Class T Common Stock, and SST IV Class W Common Stock.

Other Corporate History

SST IV OP was formed on June 2, 2016. On June 15, 2016, SST IV Advisor purchased a limited partnership interest in SST IV OP (and subsequently transferred such interest to SSA) for $200,000 (8,889 partnership units) and on June 15, 2016, SST IV contributed the initial $1,000 capital contribution SST IV received to SST IV OP in exchange for the general partner interest. SST IV OP owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that SST IV acquires. As of September 30, 2020, SST IV owned approximately 99.9% of the common units of limited partnership interests of SST IV OP. The remaining approximately 0.1% of the common units are owned by SSA.

As the sole general partner of SST IV OP, SST IV has the exclusive power to manage and conduct the business of SST IV OP. SST IV conducts certain activities through its taxable REIT subsidiary, Strategic Storage TRS IV, Inc., a Delaware corporation which was formed on June 2, 2016, and is a wholly owned subsidiary of SST IV.

SST IV’s Property Manager is a Delaware limited liability company which was formed on May 31, 2016 to manage SST IV’s properties. An affiliate of the Sponsor owns the rights to the “SmartStop® Self Storage” brand. SST IV’s Property Manager derives substantially all of its income from the property management services it performs for SST IV. SST IV’s Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. Please see the notes to the consolidated financial statements of SST IV, included herein.

SST IV’s dealer manager was Select Capital Corporation, a California corporation (the “Former Dealer Manager”). On February 10, 2017, SST IV executed a dealer manager agreement, as amended (the “Dealer Manager Agreement”), with the Former Dealer Manager. The Former Dealer Manager was responsible for marketing SST IV’s shares to be offered pursuant to SST IV’s Primary Offering. On April 17, 2020, in accordance with provisions of the Dealer Manager Agreement, SST IV provided a 60-day termination notice to the Former Dealer Manager and pursuant to such notice, the Dealer Manager Agreement was terminated on June 16, 2020. SAM, the prior sponsor of SST IV, owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in the Former Dealer Manager. Please see the notes to the consolidated financial statements of SST IV, included herein, for additional detail.

SAM owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, SST IV’s transfer agent (the “Transfer Agent”). On May 31, 2018, SST IV executed an agreement (the “Transfer Agent Agreement”), with the Transfer Agent to provide transfer agent and registrar services to SST IV that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. The Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Please the notes to the consolidated financial statements of SST IV, included herein.

As SST IV accepted subscriptions for shares of its common stock, SST IV transferred all of the net offering proceeds to SST IV OP as capital contributions in exchange for additional units of interest in SST IV OP. However, SST IV was deemed to have made capital contributions in the amount of gross proceeds received from investors, and SST IV OP was deemed to have simultaneously paid the sales commissions and other costs associated with the Primary Offering. In addition, SST IV OP is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in SST IV OP may later exchange his or her limited partnership units in SST IV OP for shares of SST IV Common Stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of SST IV OP, as amended (the “Operating Partnership Agreement”). SST IV Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as SST IV’s Advisor pursuant to the SST IV Advisory Agreement.

Employees

SST IV has no employees. The employees of SST IV Advisor and its affiliates provide management, acquisition, advisory and certain administrative services for SST IV.

Competition

The extent of competition in a market area depends significantly on local market conditions. The primary factors upon which competition in the self storage industry is based are location, rental rates, suitability of the property’s design and the manner in which the property is operated and marketed. SST IV believes it will compete successfully on these bases.

Many of SST IV’s competitors are larger and have substantially greater resources than SST IV does. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than SST IV.

Industry Segments

SST IV has internally evaluated all of its properties and interests therein as one industry segment and, accordingly, SST IV does not report segment information.

Properties

As of September 30, 2020, SST IV wholly owned 24 operating self storage properties located in nine states (Arizona, California, Florida, Nevada, New Jersey, North Carolina, Texas, Virginia and Washington) comprising approximately 18,000 units and 2.0 million net rentable square feet as well as 50% equity interests in five unconsolidated real estate ventures located in the Greater Toronto Area. SST IV’s unconsolidated real estate ventures consist of one operating self storage property and four parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres owning the other 50% of such entities. In addition, SST IV had entered into (i) a purchase agreement to acquire a property that will be developed into a self storage facility in San Gabriel, California, and (ii) one other contribution agreement with respect to a tract of land in the Greater Toronto Area owned by SmartCentres.

As of September 30, 2020, SST IV owned the following 24 self storage facilities:

Property	Year Built	Approx. Units(1)	Approx. Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)
Jensen Beach – FL	1979	600	67,000	3.3%	93%
Texas City – TX	2010	480	60,000	2.9%	91%
Riverside – CA	1984	470	57,500	2.8%	97%
Las Vegas I – NV	1996	580	55,000	2.7%	92%
Puyallup – WA	1990	830	98,000	4.8%	91%
Las Vegas II – NV	2006	640	76,500	3.7%	96%
Naples – FL	2000	700	77,900	3.8%	91%
The Woodlands I – TX	2002	560	61,900	3.0%	94%
Katy – TX	2003	570	59,200	2.9%	91%
Humble – TX	2004	670	116,100	5.7%	93%
The Woodlands II – TX	2007	610	83,700	4.1%	89%
College Station – TX	2004	600	71,900	3.5%	92%
Cypress – TX	2002	580	90,100	4.4%	95%
Houston – TX	2008	540	63,000	3.1%	95%
Plant City – FL	2004	960	190,000	9.3%	94%
Newark – NJ	1931	1,900	158,000	7.7%	96%
Redmond – WA	1997	350	48,000	2.4%	94%
Ocoee – FL	2019	770	78,200	3.8%	83	%(4)
Charlotte I – NC	2017	1,100	97,800	4.8%	89	%(5)
Charlotte II – NC	2016	810	78,700	3.9%	87	%(6)
Charlottesville – VA	2017	830	71,000	3.5%	92	%(7)
Surprise – AZ	2019	720	79,000	3.9%	80	%(8)
Escondido – CA	2020	1,150	96,500	4.7%	52	%(9)
Punta Gorda – FL	1992	800	106,000	5.2%	67	%(10)

Totals		17,820	2,041,000	100%	89	%(3)

(1)	Includes all rentable units, consisting of storage units and parking units (approximately 690 units).
(2)	Includes all rentable square feet consisting of storage units and parking units (approximately 250,000 square feet).
(3)

Represents the occupied square feet divided by total rentable square feet as of September 30, 2020. As of September 30, 2020, the following properties were not physically stabilized: Ocoee, Surprise, Escondido and Punta Gorda. Excluding these properties, SST IV’s total physical occupancy was approximately 93%.

(4)	The Ocoee property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 37%.
(5)	The Ardrey Kell property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 65%.
(6)	The University City property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 74%.
(7)	The Charlottesville property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 72%.
(8)	The Surprise property was acquired by SST IV at certificate of occupancy in December 2019 with initial occupancy of 0%.
(9)	The Escondido property was acquired by SST IV at certificate of occupancy in January 2020 with initial occupancy of 0%.
(10)	The Punta Gorda property, a lease-up property, was acquired by SST IV in June 2020 with initial occupancy of approximately 46%.

As of September 30, 2020, SST IV’s self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)	Rental Income %(4)
Arizona	1	770	79,000	3.9%	80%(5)	1.1%
California	2	1,620	154,000	7.5%	69%(5)	4.4%
Florida	5	3,830	519,100	25.4%	86%(6)	22.2%
Nevada	2	1,220	131,500	6.4%	94%	8.6%
New Jersey	1	1,900	158,000	7.7%	96%	13.0%
North Carolina	2	1,910	176,500	8.6%	88%(7)	7.7%
Texas	8	4,610	605,900	29.7%	92%	28.5%
Virginia	1	830	71,000	3.5%	92%	5.5%
Washington	2	1,180	146,000	7.3%	92%	9.0%

Total	24	17,820	2,041,000	100%	89%(3)	100%

(1)	Includes all rentable units, consisting of storage units, and parking units (approximately 690 units).
(2)	Includes all rentable square feet consisting of storage units, and parking units (approximately 250,000 square feet).
(3)

Represents the occupied square feet of all facilities SST IV owned in a state divided by total rentable square feet of all the facilities SST IV owned in such state as of November 30, 2020. As of September 30, 2020, the following properties were not physically stabilized: Ocoee, Surprise, Escondido, and Punta Gorda. Excluding these properties, SST IV’s total physical occupancy was approximately 93%.

(4)	Represents rental income for all facilities SST IV owns in a state divided by SST IV’s total rental income for the month ended September 30, 2020.
(5)	SST IV acquired the Surprise property, at certificate of occupancy, with initial occupancy of 0%, in December 2019. The occupancy was approximately 80% as of September 30, 2020.
(6)	SST IV acquired the Escondido property, at certificate of occupancy, with initial occupancy of 0%, in January 2020. The occupancy was approximately 52% as of September 30, 2020.
(7)

SST IV acquired the Ocoee property, a lease-up property, with initial occupancy of 37%, in November 2019. The occupancy was approximately 83% as of September 30, 2020. SST IV acquired the Punta Gorda property, a lease-up property, with initial occupancy of 46%, on June 18, 2020. The occupancy was approximately 67% as of September 30, 2020.

Investments in Unconsolidated Real Estate Ventures

SST IV has entered into joint venture agreements with a subsidiary of SmartCentres, an unaffiliated third party, for tracts of land owned by SmartCentres that are intended to be developed into self storage facilities.

SST IV accounts for these investments using the equity method of accounting and they will be stated at cost and adjusted for SST IV’s share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on SST IV’s ownership interest in the earnings of each of the unconsolidated investments.

The following table summarizes SST IV’s investments in unconsolidated real estate ventures as of September 30, 2020:

					Carrying Value of Investment
	Location	Date Real Estate Venture Acquired Land	Real Estate Venture Status	Equity Ownership %	September 30, 2020	December 31, 2019
Oshawa Property	Oshawa, Ontario	September 2018	Under Development	50%	$746,103	$1,793,565
East York Property	East York, Ontario	January 2019	Commenced Operations June 16, 2020	50%	3,082,153	7,069,314
Brampton Property	Brampton, Ontario	September 2019	Under Development(1)	50%	1,662,229	3,249,402
Vaughan Property	Vaughan, Ontario	August 2019	Under Development	50%	1,410,566	2,902,858
Scarborough Property	Scarborough, Ontario	August 2020	Under Development	50%	947,771	74,847
Kingspoint Property	Kingspoint, Ontario	Expected in the first quarter of 2021	Pre-Development	50%	32,073	26,209

					$7,880,895	$15,116,195

(1)	In late November 2020, the Brampton Property commenced operations.

Investment Objectives, Strategy, and Related Policies

Overview

SST IV has invested and will continue to invest a substantial amount of the net proceeds of the SST IV Offering in self storage facilities consisting of both income-producing and growth properties and related self storage real estate investments. SST IV may also use net offering proceeds to pay down debt or make distributions if SST IV’s cash flows from operations are insufficient. SST IV may use an unlimited amount from any source to pay distributions. SST IV’s investment objectives, strategy and policies may be amended or changed at any time by the SST IV Board. Although SST IV has no plans at this time to change any of its investment objectives, the SST IV Board may change any and all such investment objectives, including SST IV’s focus on self storage facilities, if the SST IV Board believes such changes are in the best interests of SST IV’s stockholders. In addition, SST IV may invest in real estate properties other than self storage facilities if the SST IV Board deems such investments to be in the best interests of SST IV’s stockholders. SST IV cannot assure its stockholders that its policies or investment objectives will be attained or that the value of SST IV Common Stock will not decrease.

Business Overview

Unlike many other REITs and real estate companies, SST IV is an operating business. SST IV develops, acquires, and owns self storage facilities. SST IV does not directly manage or operate any of its properties. Rather, SST IV relies on its property manager for such responsibilities. SST IV’s self storage facilities offer inexpensive, easily accessible, enclosed storage units or parking spaces to residential and commercial users on a month-to-month basis. SST IV’s facilities are fenced with computerized gates and well illuminated. Many of SST IV’s properties are single-story, thereby providing customers with the convenience of direct vehicle access to their storage units. At certain of SST IV’s facilities, SST IV offers climate controlled units that offer heating in the winter and cooling in the summer. Many of SST IV’s facilities also offers outside vehicle, boat and recreational vehicle storage areas. SST IV’s facilities are generally constructed of masonry or steel walls resting on concrete slabs and have standing seam metal, shingle, or tar and gravel roofs. Customers typically have access to their storage units from 6:00 AM – 10:00 PM. Individual storage units are secured by a lock furnished by the customer to provide the customer with control of access to the space, and access to storage units is controlled by keypad enabled entry doors or gate.

As an operating business, self storage requires a much greater focus on strategic planning and tactical operation plans. SST IV’s property manager has in-house sales center, which gives SST IV a strategic advantage over other non-institutional operators, allowing SST IV to centralize its sales efforts as it captures new business over the phone, email, chat, and text. As SST IV grows its portfolio of self storage facilities, SST IV has been able to consolidate and streamline a number of aspects of its operations through economies of scale. For example, SST IV expects that size and geographic diversification, as well as institution of a blanket property and casualty insurance program over all properties managed by its property manager nationwide, will reduce SST IV’s total insurance costs per property. As SST IV acquires facilities, increased diversification will further mitigate against risk and reduce the cost of insurance per property. SST IV also utilizes the property manager’s digital marketing breadth and expertise which allows SST IV to acquire customers efficiently by leveraging the property manager’s portfolio size and technological proficiency. To the extent SST IV can acquire facilities in clusters within geographic regions, SST IV sees property management efficiencies resulting in reduction of personnel and other administrative costs.

Primary Investment Objectives

SST IV’s primary investment objectives are to:

•	invest in income-producing and growth self storage properties in a manner that allows it to continue to qualify as a REIT for federal income tax purposes;

•	preserve and protect its stockholders’ invested capital;

•	provide regular cash distributions to its investors; and

•	achieve appreciation in the value of its properties and, hence, appreciation in stockholder value.

SST IV cannot provide assurances that it will attain these primary investment objectives.

Self Storage Acquisition Strategy

Investment Strategy

SST IV will use the net proceeds raised in the SST IV Offering to primarily invest in income-producing and growth self storage properties in the United States and Canada that are expected to support sustainable stockholder distributions over the long term while also achieving appreciation in the value of SST IV’s properties and, hence, appreciation in stockholder value. At the end of SST IV’s acquisition phase, SST IV anticipates that its acquisitions will have consist of approximately 75% income-producing properties and 25% growth properties, though the specific allocations may vary at any point in time.

In executing its income-producing investment strategy, SST IV seeks to purchase self storage facilities located in primary and secondary markets with stabilized occupancy rates greater than 75%, but SST IV has the opportunity for higher economic occupancy due to the property management capabilities of the Property Manager. In executing its growth investment strategy, SST IV seeks to invest in assets that SST IV believes may be developed, repositioned, or redeveloped so that they will reach an optimum value within three to five years from date of acquisition. SST IV may acquire properties with lower quality construction or management or low occupancy rates and reposition them by seeking to improve the property, management quality, and occupancy rates and thereby increase lease revenues and overall property value. SST IV may also acquire properties in markets that are depressed or overbuilt with the anticipation that, within SST IV’s targeted holding period, the markets will recover and favorably impact the value of these properties. SST IV may also acquire properties from sellers who are distressed or face time-sensitive deadlines with the expectation that SST IV can achieve better success with the properties. Many of the markets where SST IV will acquire properties may have high growth potential in lease rates and sale prices. SST IV may also invest in self storage facilities in other countries, as well as mortgage loans and other real estate-related investments.

Self Storage Focus

“Self storage” refers to properties that offer do-it-yourself, month-to-month storage unit rental for personal or business use. Self storage offers a cost-effective and flexible storage alternative. Customers rent fully-enclosed spaces that can vary in size according to their specific needs. Customers typically have access to their storage units from 6:00AM - 10:00PM (365 days per year). Customers have responsibility for moving their items into and out of their units. Self storage unit sizes typically range from 25 square feet to 300+ square feet.

Self storage provides a convenient way for individuals and businesses to store their possessions, whether due to a life change or simply because of a need for extra storage space. According to the 2020 Self Storage Almanac, self storage facilities generally have a customer mix of approximately 77% residential, 19% commercial, 2% military and 2% students. The mix of residential customers using a self storage property is determined by a property’s local demographics and often includes people who are looking to downsize their living space or who are not yet settled in a large home. The items that residential customers place in self storage properties range from furniture, household items and appliances to cars, boats and recreational vehicles. Commercial customers tend to include small business owners who require easy and frequent access to their goods, records or extra inventory, or storage for seasonal goods. Self storage properties provide an accessible storage alternative at a relatively low cost. Properties generally have on-site managers who supervise and run the day-to-day operations, providing customers with assistance as needed.

The six key demand drivers of self storage are: (1) population growth; (2) percentage of renter-occupied housing units; (3) average household size; (4) average household income; (5) supply constraints; and (6) economic growth. Customers choose a self storage property based largely on the convenience of the site to their home or business. Therefore, high-density, high-traffic population centers are ideal locations for a self storage property. A property’s perceived security and the general professionalism of the site managers and staff are also contributing factors to a site’s ability to secure rentals. Although most self storage units are leased to customers on a month-to-month basis, customers tend to continue their leases for extended periods of time. However, there are seasonal fluctuations in occupancy rates for self storage properties. Generally, there is increased leasing activity at self storage properties during the late spring and early summer months due to the higher number of people who relocate during this period.

As population densities have increased in the U.S., there has been an increase in self storage awareness and development. According to the 2020 Self Storage Almanac:

•	at the end of 2019 there were 47,863 self storage facilities in the U.S.;

•	at the end of 2018 there were 45,547 self storage facilities in the U.S.;

•	at the end of 2017 there were 44,149 self storage facilities in the U.S.; and

•	at the end of 2016 there were 41,879 self storage facilities in the U.S.

SST IV focuses on pursuing investments in self storage facilities and related self storage real estate investments in markets with varying economic and demographic characteristics, including large urban cities, densely populated suburban cities and smaller rural cities, as long as the property meets SST IV’s acquisition criteria described below under “—General Acquisition and Investment Policies.” SST IV also intends to expand and develop certain facilities it purchases in order to capitalize on underutilization and excess demand. The development of certain facilities SST IV purchase may include an expansion of the self storage units or the services and ancillary products offered as well as making units available for office space. Future investments, however, will not be limited to any geographic area, to a type of facility or to a specified percentage of SST IV’s total assets. SST IV strategically invests in specific domestic or foreign markets when opportunities that meet SST IV’s investment criteria are available. In general, when evaluating potential acquisitions of self storage facilities, the primary factor SST IV considers is the property’s potential for achieving appreciation in value.

The growth in the industry has created more competition in various geographic regions. This has led to an increased emphasis on site location, property design, innovation and functionality to accommodate local planning and zoning boards and to distinguish a facility from other offerings in the market. This is especially true for new sites slated for high-density population centers.

Self storage operators have placed increased emphasis on offering ancillary products that provide incremental revenues. Moving and packing supplies, such as locks and boxes, and the offering of other services, such as tenant insurance, protection or insurance plans, or other indemnity programs and truck rentals, help to increase revenues. As more sophisticated self storage operators continue to develop innovative products and services such as online rentals, 24-hour accessibility, digital gate access and unit security, climate-controlled storage, wine storage, customer-service call center access and after-hours storage, local operators may be increasingly unable to meet higher customer expectations, which could encourage consolidation in the industry.

SST IV also believes that the self storage industry possesses attractive characteristics not found in other commercial real estate sectors, including the following:

•	no reliance on a “single large customer” whose vacating can have a devastating impact on rental revenue;

•	no leasing commissions and/or tenant improvements;

•	relatively low capital expenditures;

•	brand names can be developed at local, regional and even national levels;

•	opportunity for a great deal of geographic diversification, which could enhance the stability and predictability of cash flows; and

•	the lowest loan default rate of any commercial property type.

General Acquisition and Investment Policies

While SST IV focuses its investment strategy on self storage facilities and related self storage real estate investments, SST IV may invest in other storage-related investments such as storage facilities for automobiles, recreation vehicles, and boats. SST IV may additionally invest in other types of commercial real estate properties if the SST IV Board deems appropriate; however, SST IV has no current intention of investing more than 20% of the net proceeds of the SST IV Offering in such other commercial real estate properties. SST IV seeks to make investments that satisfy the primary investment objectives of providing regular cash distributions to its stockholders and achieving appreciation in the value of its properties and, hence, appreciation in stockholder value.

SST IV Advisor has substantial discretion with respect to the selection of specific properties. However, each acquisition is approved by the SST IV Board. The consideration paid for a property will ordinarily be based on the fair market value of the property as determined by a majority of the SST IV Board. In selecting a potential property for acquisition, SST IV and SST IV Advisor will consider a number of factors, including, but not limited to, the following:

•	projected demand for self storage facilities in the area;

•	a property’s geographic location and type;

•	a property’s physical location in relation to population density, traffic counts, and access;

•	construction quality and condition;

•	potential for capital appreciation;

•	proposed purchase price, terms, and conditions;

•	historical financial performance;

•	rental rates and occupancy levels for the property and competing properties in the area;

•	potential for rent increases;

•	demographics of the area;

•	operating expenses being incurred and expected to be incurred, including, but not limited to property taxes and insurance costs;

•	potential capital improvements and reserves required to maintain the property;

•	prospects for liquidity through sale, financing, or refinancing of the property;

•	potential competitors for expanding the physical layout of the property;

•	the potential for the construction of new properties in the area;

•	treatment under applicable federal, state, and local tax and other laws and regulations;

•	evaluation of title and obtaining satisfactory title insurance; and

•	evaluation of any reasonably ascertainable risks such as environmental contamination.

There is no limitation on the number, size, or type of properties that SST IV may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition and the amount of proceeds raised in the SST IV Offering. In determining whether to purchase a particular property, SST IV may obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is ultimately purchased.

Borrowing Strategy and Policies

Although SST IV intends to use low leverage (less than 50% based on loan to purchase price) to make its investments, at certain times, SST IV’s debt leverage levels may be temporarily higher as SST IV acquires properties in advance of funds being raised in the SST IV Offering. The SST IV Board regularly monitors SST IV’s investment pipeline in relation to its projected fundraising efforts and otherwise evaluates market conditions related to its debt leverage ratios throughout this offering. As of September 30, 2020 SST IV’s debt leverage was approximately 64%.

SST IV may incur additional indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties, and publicly- or privately-placed debt instruments or financing from institutional investors or other lenders. SST IV may obtain a credit facility or a separate loan for each acquisition. SST IV’s indebtedness may be unsecured or may be secured by mortgages or other interests in SST IV’s properties. SST IV may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs, or buildouts, to refinance existing indebtedness, to pay distributions, to fund redemptions of its stock, or to provide working capital.

There is no limitation on the amount SST IV can borrow for the purchase of any property. SST IV’s aggregate borrowings, secured and unsecured, must be reasonable in relation to SST IV’s net assets and must be reviewed by the SST IV Board at least quarterly. The SST IV Charter limits SST IV’s borrowing to 300% of SST IV’s net assets, as defined, (approximately 75% of the cost basis of SST IV’s assets) unless any excess borrowing is approved by a majority of SST IV’s independent directors and is disclosed to SST IV’s stockholders in its next quarterly report, with a justification for such excess.

SST IV may borrow amounts from SST IV Advisor or its affiliates only if such loan is approved by a majority of SST IV’s directors, including a majority of SST IV’s independent directors, not otherwise interested in the transaction as fair, competitive, commercially reasonable, and no less favorable to SST IV than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in the SST IV Charter regarding debt limits, SST IV may re-evaluate and change its debt strategy and policies in the future without a stockholder vote. Factors that SST IV could consider when re-evaluating or changing its debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of SST IV’s properties to generate sufficient cash flow to cover debt service requirements, and other similar factors. Further, SST IV may increase or decrease its ratio of debt to equity in connection with any change of its borrowing policies.

Acquisition Structure

Although SST IV is not limited as to the form its investments may take, its investments in real estate will generally constitute acquiring fee title or interests in joint ventures or similar entities that own and operate real estate. SST IV may also enter into the following types of leases relating to real property:

•	a ground lease in which SST IV enters into a long-term lease (generally greater than 30 years) with the owner for use of the property during the term whereby the owner retains title to the land; or

•

a master lease in which SST IV enters into a long-term lease (typically 10 years with multiple renewal options) with the owner in which SST IV agrees to pay rent to the owner and pay all costs of operating and maintaining the property (a net lease) and typically has an option to purchase the property in the future.

SST IV makes acquisitions of its real estate investments directly or indirectly through SST IV OP. SST IV acquires or will acquire interests in real estate directly through SST IV OP, indirectly through limited liability companies or limited partnerships, or through investments in joint ventures.

Conditions to Closing Acquisitions

Generally, SST IV will not purchase any property unless and until it obtains at least a Phase I environmental assessment and history for each property purchased and SST IV is sufficiently satisfied with the property’s environmental status. In addition, SST IV will generally condition its obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or other independent professionals, including, but not limited to, where appropriate:

•	appraisals, property surveys, and site audits;

•	building plans and specifications, if available;

•	soil reports, seismic studies, and flood zone studies, if available;

•	licenses, permits, maps, and governmental approvals;

•	historical financial statements and tax statement summaries of the properties;

•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and

•	liability and title insurance policies.

Joint Venture Investments

SST IV may enter into joint ventures, general partnerships, co-tenancies and other participations with real estate developers, owners and others for the purpose of owning and leasing real properties. Among other reasons, SST IV may want to acquire properties through a joint venture with third parties or affiliates in order to diversify its portfolio of properties in terms of geographic region or property type or to co-invest with one of its property management partners. Joint ventures may also allow SST IV to acquire an interest in a property without requiring that SST IV fund the entire purchase price. In addition, certain properties may be available to SST IV only through joint ventures. For example, from time to time SST IV enters into joint venture arrangements with subsidiaries of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”). In determining whether to recommend a particular joint venture, SST IV Advisor will evaluate the real property which such joint venture owns or is being formed to own under the same criteria described elsewhere.

SST IV may enter into joint ventures with SST IV Advisor or any of its affiliates for the acquisition of properties, but only provided that:

•

a majority of SST IV’s directors (including a majority of SST IV’s independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to SST IV; and

•	the investment by SST IV and the joint venture partner are on substantially the same terms and conditions.

To the extent possible and if approved by the SST IV Board (including a majority of SST IV’s independent directors), SST IV will attempt to obtain a right of first refusal or option to buy if such venture partner elects to sell its interest in the property held by the joint venture. In the event that the venture partner were to elect to sell property held in any such joint venture, however, SST IV may not have sufficient funds to exercise its right of first refusal to buy the venture partner’s interest in the property held by the joint venture. Entering into joint ventures with affiliates of SST IV Advisor will result in certain conflicts of interest.

Government Regulations

SST IV’s business will be subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require SST IV to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although SST IV intends to acquire properties that substantially comply with these requirements, SST IV may incur additional costs to comply with the ADA. In addition, a number of additional federal, state, and local laws may require SST IV to modify any properties it purchases, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although SST IV believes that these costs will not have a material adverse effect on it, if required changes involve a greater amount of expenditures than SST IV currently anticipates, its ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing, or remediating these substances may be substantial, and the presence of these substances may adversely affect SST IV’s ability to rent units or sell the property, or to borrow using the property as collateral, and may expose SST IV to liability resulting from any release of or exposure to these substances. If SST IV arranges for the disposal or treatment of hazardous or toxic substances at another location, SST IV may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by SST IV. SST IV may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that SST IV owns or operates. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Other Regulations

The properties SST IV acquires likely will be subject to various federal, state, and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. SST IV intends to acquire properties that are in material compliance with all such regulatory requirements. However, SST IV cannot provide any assurances that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by SST IV and could have an adverse effect on SST IV’s financial condition and results of operations.

Investment Allocation Policy

The following information reflects the current investment allocation policy among SmartStop, SST IV, SSGT II and any other programs sponsored by the Sponsor. Upon the closing of the Merger, SmartStop anticipates updating its investment allocation policy accordingly. In the event that an investment opportunity becomes available, the Sponsor will allocate such investment opportunity to SST IV, private programs and/or SmartStop, based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

•	the strategic location of the investment in relationship to existing properties owned by each program;

•	the effect of the investment on the diversification of each program’s investments; and

•	the impact of the financial metrics of the investment, such as revenue per square foot, on each program.

If, after consideration and analysis of these factors, the investment opportunity is suitable for SmartStop, SST IV, SSGT II, or another program sponsored by the Sponsor, then:

•

SST IV will have priority for all individual stabilized properties and portfolios of properties, at least a majority of which (based on allocated purchase price) are stabilized, with aggregate purchase prices less than $75 million;

•

SSGT II will have priority for all individual growth properties and portfolios of properties, at least a majority of which (based on allocated purchase price) are growth-oriented, with aggregate purchase prices less than $75 million;

•	SmartStop will have priority for individual properties and portfolios of properties that are passed upon by, or are not applicable to, either of SST IV or SSGT II; and

•	all other programs will have priority for individual properties and portfolios of properties that are passed upon by SmartStop.

Disposition Policies

SST IV generally intends to hold each property it acquires for an extended period. However, SST IV may sell a property at any time if, in its judgment, the sale of the property is in the best interests of SST IV stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities, and considerations specific to the condition, value, and financial performance of the property. In connection with sales of properties, SST IV may lend the purchaser all or a portion of the purchase price. In these instances, SST IV’s taxable income may exceed the cash received in the sale.

SST IV may sell assets to third parties or to affiliates of SST IV Advisor. The nominating and corporate governance committee of the SST IV Board, which is comprised solely of independent directors, must review and approve all transactions between SST IV and SST IV Advisor and its affiliates.

Investment Limitations in SST IV’s Charter

The SST IV Charter places numerous limitations on SST IV with respect to the manner in which it may invest its funds, most of which are required by various provisions of the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (the “NASAA REIT Guidelines”). Pursuant to the NASAA REIT Guidelines, SST IV will not:

•

Invest in equity securities unless a majority of SST IV’s directors, including a majority of SST IV’s independent directors, not otherwise interested in the transaction approve such investment as being fair, competitive, and commercially reasonable.

•

Invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with SST IV’s ordinary business of investing in real estate assets and mortgages.

•	Invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title.

•

Make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency. In cases where SST IV’s independent directors determine, and in all cases in which the transaction is with any of SST IV’s directors or SST IV Advisor and its affiliates, SST IV will obtain an appraisal from an independent expert. SST IV will maintain such appraisal in its records for at least five years and it will be available to its stockholders for inspection and duplication. SST IV will also obtain a mortgagee’s or owner’s title insurance policy as to the priority of the mortgage or condition of the title.

•	Make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans on such property would exceed an amount equal to 85%

of the appraised value of such property, as determined by an appraisal, unless substantial justification exists for exceeding such limit because of the presence of other loan underwriting criteria.

•	Make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of SST IV’s directors, SST IV Advisor, or their respective affiliates.

•	Make investments in unimproved property or indebtedness secured by a deed of trust or mortgage loans on unimproved property in excess of 10% of SST IV’s total assets.

•	Issue equity securities on a deferred payment basis or other similar arrangement.

•	Issue debt securities in the absence of adequate cash flow to cover debt service.

•	Issue equity securities that are assessable after SST IV has received the consideration for which its board of directors authorized their issuance.

•	Issue “redeemable securities” redeemable solely at the option of the holder, which restriction has no effect on SST IV’s ability to implement its share redemption program.

•

Grant warrants or options to purchase shares to SST IV Advisor or its affiliates or to officers or directors affiliated with SST IV Advisor except on the same terms as options or warrants that are sold to the general public. Further, the amount of the options or warrants cannot exceed an amount equal to 5% of outstanding shares on the date of grant of the warrants and options.

•	Lend money to SST IV’s directors, or to SST IV Advisor or its affiliates, except for certain mortgage loans described above.

Changes in Investment Policies and Limitations

The SST IV Charter requires that its independent directors review its investment policies at least annually to determine that the policies SST IV is following are in the best interests of SST IV’s stockholders. Each determination and the basis for that determination is required to be set forth in the applicable meeting minutes. The methods of implementing SST IV’s investment policies may also vary as new investment techniques are developed. The methods of implementing its investment objectives and policies, except as otherwise provided in the SST IV Charter, may be altered by a majority of the SST IV directors, including a majority of the SST IV independent directors, without the approval of the SST IV stockholders. The determination by the SST IV Board that it is no longer in SST IV best interests to continue to be qualified as a REIT shall require the concurrence of two-thirds of the SST IV Board. Investment policies and limitations specifically set forth in the SST IV Charter, however, may only be amended by a vote of the stockholders holding a majority of shares of SST IV’s outstanding stock.

Investments in Mortgage Loans

While SST IV intends to emphasize equity real estate investments and, hence, operate as what is generally referred to as an “equity REIT,” as opposed to a “mortgage REIT,” SST IV may invest in first or second mortgage loans, mezzanine loans secured by an interest in the entity owning the real estate, or other similar real estate loans consistent with SST IV’s REIT status. SST IV may make such loans to developers in connection with construction and redevelopment of self storage facilities. Such mortgages may or may not be insured or guaranteed by the Federal Housing Administration, the Veterans Benefits Administration, or another third party. SST IV may also invest in participating or convertible mortgages if its directors conclude that SST IV and its stockholders may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation.

Investment Company Act of 1940 and Certain Other Policies

SST IV intends to operate in such a manner that SST IV will not be subject to regulation under the Investment Company Act of 1940, or the 1940 Act. SST IV Advisor will continually review SST IV’s investment activity to attempt to ensure that SST IV does not come within the application of the 1940 Act. Among other things, SST IV Advisor will attempt to monitor the proportion of SST IV’s portfolio that is placed in various investments so that SST IV does not come within the definition of an “investment company” under the 1940 Act. If at any time the character of SST IV’s investments could cause SST IV to be deemed as an investment company for purposes of the 1940 Act, SST IV will take all necessary actions to attempt to ensure that SST IV are not deemed to be an “investment company.” In addition, SST IV does not intend to underwrite securities of other issuers or actively trade in loans or other investments.

Subject to the restrictions SST IV must follow in order to qualify to be taxed as a REIT, SST IV may make investments other than as previously described, although SST IV does not currently intend to do so. SST IV has authority to purchase or otherwise reacquire its common shares or any of its other securities. SST IV has no present intention of repurchasing any of its common shares except pursuant to its share redemption program, and SST IV would only take such action in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code.

Legal Proceedings

From time to time, SST IV may become subject to legal proceedings arising in the ordinary course of its business. As of September 30, 2020, SST IV was not a party to any material legal proceedings, nor was SST IV aware of any such legal proceedings contemplated by governmental authorities.

Market Information

As of September 30, 2020, SST IV had 5,431,314 shares of SST IV Class A Common Stock outstanding, 4,018,228 shares of SST IV Class T Common Stock outstanding and 1,102,717 shares of SST IV Class W Common Stock outstanding, held by a total of approximately 5,700 stockholders of record.

There is no established trading market for SST IV Common Stock. Therefore, there is a risk that a stockholder may not be able to sell its stock at a time or price acceptable to the stockholder, or at all. Prior to the execution of the Merger Agreement, SST IV sold shares of SST IV Class A Common Stock, SST IV Class T Common Stock, and SST IV Class W Common Stock at a price of approximately $22.65 pursuant to its DRP; however, its DRP is suspended during the pendency of the Merger. Pursuant to the terms of the SST IV Charter, certain restrictions are imposed on the ownership and transfer of shares.

Unless and until shares of SST IV’s stock are listed for trading on a national securities exchange, it is not expected that a public market for shares of SST IV’s stock will develop. To assist fiduciaries of plans subject to the annual reporting requirements of ERISA and account trustees or custodians to prepare reports relating to an investment in SST IV’s shares, SST IV intends to provide reports of its quarterly and annual determinations of the current value of it net assets per outstanding share to those fiduciaries (including account trustees and custodians) who identify themselves to us and request the reports.

Calculation of Estimated Net Asset Value Per Share

Overview and Process

On June 29, 2020, the SST IV Board, at the recommendation of the Nominating and Corporate Governance Committee of the Board (the “NCG Committee”), unanimously approved and established SST IV’s estimated net asset value per share (“Estimated Per Share NAV”) for SST IV Class A Common Stock, SST IV Class T Common Stock, and SST IV Class W Common Stock of $22.65 based on the estimated value of its assets less the estimated value of its liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2020. SST IV provided this Estimated Per Share NAV to assist broker-dealers in connection with their obligations under applicable Financial Industry Regulatory Authority

(“FINRA”) rules with respect to customer account statements and to assist fiduciaries in discharging their obligations under Employee Retirement Income Security Act (“ERISA”) reporting requirements. This valuation was performed in accordance with the provisions of Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, issued by the Investment Program Association (“IPA”) in April 2013 (the “IPA Guidelines”).

The NCG Committee, comprised of SST IV’s two independent directors, was responsible for the oversight of the valuation process, including the review and approval of the valuation process and methodology used to determine the Estimated Per Share NAV, the consistency of the valuation methodology with real estate standards and practices, and the reasonableness of the assumptions used in the valuations and appraisals.

The NCG Committee approved the engagement of Duff & Phelps, LLC (“Duff & Phelps”), an independent third party real estate valuation and advisory firm, to provide valuation services for SST IV’s assets and liabilities. In connection therewith, Duff & Phelps provided values for SST IV’s 23 wholly owned self storage properties and its four investments in joint ventures (the “Appraised Properties”), as of March 31, 2020, and a calculation of a range of the estimated value per share of SST IV Class A Common Stock, SST IV Class T Common Stock, and SST IV Class W Common Stock as of March 31, 2020. The scope of work conducted by Duff & Phelps was in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute and each of the appraisals was prepared by Duff & Phelps personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) professional designation. SST IV previously engaged Duff & Phelps to assist the SST IV Board in determining the estimated value per share of SST IV Common Stock as of March 31, 2019 and to assist management in the allocation of purchase price for self storage property acquisitions. Other than its engagement as described herein, Duff & Phelps does not have any direct or indirect material interest in any transaction with SST IV or its advisor, SST IV Advisor). SST IV does not believe that there are any material conflicts of interest between Duff & Phelps, on the one hand, and SST IV or the Advisor, on the other hand. The Company has agreed to indemnify Duff & Phelps against certain liabilities arising out of this engagement.

After considering all information provided, and based on the NCG Committee’s extensive knowledge of SST IV’s assets and liabilities, the NCG Committee concluded that the range in estimated value per share of $21.00 to $23.90, as indicated in the valuation report provided by Duff & Phelps (the “Valuation Report”) was reasonable and recommended to the SST IV Board that it adopt $22.65 as the Estimated Per Share NAV for SST IV Class A Common Stock, SST IV Class T Common Stock, and SST IV Class W Common Stock. The Board approved $22.65 as the Estimated Per Share NAV, which was slightly above the midpoint per share value of $22.39 provided by Duff & Phelps in the Valuation Report. The SST IV Board made this determination based upon its assessment of SST IV’s portfolio, the growth remaining in various properties, and the estimated range of values provided by Duff & Phelps in the Valuation Report. The SST IV Board unanimously agreed upon the Estimated Per Share NAV of $22.65 recommended by the NCG Committee, which determination is ultimately and solely the responsibility of the Board.

The table below sets forth the calculation of SST IV’s estimated value per share as of March 31, 2020 and SST IV’s previous estimated value per share as of March 31, 2019:

	March 31, 2020	March 31, 2019
Assets
Investments
Total stable & non-stable property values(1)	$319,200,000	$202,600,000
Additional Assets
Cash	37,424,963	12,167,509
Restricted Cash	277,272	27,192
Other Assets	3,581,278	3,878,041
Investments in joint ventures(2)	19,300,000	7,477,542

Total Assets	$379,783,513	$226,120,283
Liabilities
Mortgage notes payable & credit facilities - stable & non-stable properties	143,193,242	70,273,656
Mark-to-market on mortgage notes	(145,031)	81,404
Accounts payable and Accrued liabilities	3,589,123	2,124,630
Due to Affiliates	466,282	362,586
Incentive Distribution	—	—
Distributions Payable	1,252,315	795,064

Total Liabilities	$148,355,931	$73,637,340
Net Asset Value (NAV)	$231,427,582	$152,482,943
NAV Allocated to Class A shares	$119,228,438	$80,388,224
Number of outstanding Class A shares(3)	5,263,133	3,548,876

NAV Per Share - Class A	$22.65	$22.65

NAV Allocated to Class T shares	$87,751,884	$57,741,646
Number of outstanding Class T shares	3,873,655	2,549,104

NAV Per Share - Class T	$22.65	$22.65

NAV Allocated to Class W shares	$24,447,260	$14,353,073
Number of outstanding Class W shares	1,079,182	633,641

NAV Per Share - Class W	$22.65	$22.65

(1)

Includes an adjustment of $2,700,000 above the midpoint estimated market value of the Appraised Properties provided by Duff & Phelps in the Valuation Report. This adjustment was based on the SST IV Board’s assessment of SST IV’s portfolio, the growth remaining in various properties, and the estimated range of values provided by Duff & Phelps in the Valuation Report.

(2)

Investments in joint ventures are reflective of SST IV’s 50% ownership in Canadian dollar-denominated developments, valued at the midpoint estimated market value of the Appraised Properties provided by Duff & Phelps in the Valuation Report converted at the applicable exchange rate as of March 31, 2020.

(3)	Includes outstanding units in SST IV OP (“OP Units”) and unvested restricted stock issued to the Company’s independent directors.

Methodology and Key Assumptions

In determining the Estimated Per Share NAV, the SST IV Board considered the information and analyses, including the Valuation Report, provided by Duff & Phelps. SST IV’s goal in calculating the Estimated Per Share

NAV is to arrive at a value that is reasonable and supportable using what the NCG Committee and the SST IV Board each deems to be appropriate valuation methodologies and assumptions.

The Estimated Per Share NAV was calculated as of March 31, 2020 during the COVID-19 pandemic in the United States. While SST IV and SmartStop are continuously monitoring the effect of the COVID-19 pandemic on the global economy and the self storage industry in general, the long-term effects of COVID-19 could impact SST IV’s Estimated Per Share NAV in future periods. For additional details, please see the recent market conditions section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the Company’s Quarterly Report on Form 10-Q, filed November 13, 2020. Future valuations of the Company’s properties or other assets and liabilities could be affected by COVID-19 or any associated weakened economic conditions.

Real Estate Properties

SST IV engaged Duff & Phelps to provide an appraisal, as of March 31, 2020, of the Appraised Properties. Duff & Phelps’ opinion of value used in calculating the Estimated Per Share NAV above is based on the individual asset values of each of the Appraised Properties in the portfolio on the valuation date in accordance with the IPA Guidelines. The appraisal was not intended to estimate or calculate SST IV’s enterprise value. The appraisals were performed in accordance with the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation, as well as the requirements of the state where each real property is located. Each appraisal was reviewed, approved, and signed by an individual with the professional designation of MAI.

The scope of work by Duff & Phelps in performing the appraisal of the Appraised Properties included:

•

reviewing and relying upon data provided by SST IV regarding the number of units, size, year built, construction quality, and construction type to understand the characteristics of the existing improvements and underlying land;

•	reviewing and relying upon data provided by SST IV regarding rent rolls, lease rates and terms, real estate taxes, and operating expense data;

•	reviewing and relying upon balance sheet items provided by SST IV, such as cash and other assets as well as debt and other liabilities;

•	reviewing and relying upon mortgage summaries and amortization schedules provided by SST IV;

•	researching the market by means of publications and other resources to measure current market conditions, supply and demand factors, and growth patterns and their effect on the Appraised Properties;

•	reviewing and relying upon SST IV provided construction budgets and cash flow projections for the investments in joint venture properties under development;

•

utilizing the income capitalization approach as the primary indicator of value with support from an aggregation and review of sales comparables to test Duff & Phelps’s income appraisal for reasonableness; and

•

delivering a range of values with a midpoint estimate for each of the Appraised Properties, as well as the underlying assumptions used in the analysis, including capitalization rates, discount rates, growth rates, and others as appropriate.

The income capitalization approach is a valuation technique that provides an estimation of the value of an asset based on market expectations about the cash flows that an asset would generate over its remaining useful life. The income capitalization approach begins with an estimation of the annual cash flows a market participant would expect the subject asset to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then capitalized at an appropriate rate to derive an estimate of value (the “direct capitalization method”) or converted to their present value equivalent using a market-oriented discount rate appropriate for the risk of achieving the projected cash flows (the “discounted cash flow method”). In the discounted cash flow method, the present value of the estimated cash flows are then added to the present value equivalent of the residual value of the asset which is calculated based upon applying a terminal capitalization rate to the projected net operating income of the property at the end of the discrete projection period to arrive at an estimate of value. Duff & Phelps utilized the direct capitalization method for the Appraised Properties that were deemed stabilized and the discounted cash flow method for the Appraised Properties that were not deemed stabilized.

In utilizing the discounted cash flow method, Duff & Phelps estimated the value of the individual Appraised Properties primarily by using a multiple year discounted cash flow analysis. Duff & Phelps calculated the value of the individual Appraised Properties using SST IV’s historical financial data and forecasts going forward, terminal capitalization rates and discount rates that fall within ranges Duff & Phelps believes would be used by similar investors to value each of the Appraised Properties. The capitalization rates and discount rates were calculated utilizing methodologies that adjust for market specific information and national trends in self storage. As a test of reasonableness, Duff & Phelps compared the metrics of the valuation of the Appraised Properties to current market activity of self storage properties.

The sales comparison approach is a valuation technique that provides an estimation of value based on what other purchasers and sellers in the market have agreed to as price for comparable improved properties. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at an estimation of the fair value of the subject asset. Duff & Phelps did not conduct a full analysis using the sales comparison approach, but did aggregate and review sales comparables to test its income approaches for reasonableness.

SST IV acquired the Appraised Properties for an aggregate purchase price of approximately $295.2 million. As of March 31, 2020, the total appraised value of the individual Appraised Properties as provided by Duff & Phelps (as adjusted by the SST IV Board as described in the footnote to the table above) using the valuation method described above was approximately $338.5 million. This represents an approximate 15% increase in the total value of the Appraised Properties over the aggregate purchase price.

The following summarizes the range of overall capitalization rates used by Duff & Phelps to arrive at the estimated midpoint market values of the Appraised Properties valued using the direct capitalization method:

Assumption	Range in Values	Weighted Average Basis
Overall capitalization rate	5.00% to 5.75%	5.40%

The following summarizes the key assumptions that were used by Duff & Phelps to arrive at the estimated midpoint market value of the Appraised Properties valued using the discounted cash flow method:

Assumption	Range in Values	Weighted Average Basis
Terminal capitalization rate	5.00% to 6.75%	5.76%
Discount rate	6.25% to 8.25%	7.20%
Annual rent growth rate (market)	0.00% to 15.00%	3.96%
Annual expense growth rate	3.00%	3.00%
Holding period	1 to 4 years	N/A

While SST IV believes that Duff & Phelps’ assumptions and inputs are reasonable, a change in these assumptions and inputs would change the estimated value of the Appraised Properties. Assuming all other factors remain unchanged, a decrease in the overall and terminal capitalization rate used for the Appraised Properties of 25 basis points, together with a decrease in the discount rate for properties valued using the discounted cash flow method of 25 basis points would increase the value of the Appraised Properties to approximately $354.0 million. Similarly, an increase in the overall and terminal capitalization rate used for the Appraised Properties of 25 basis points, together with an increase in the discount rate for properties valued using the discounted cash flow method of 25 basis points would decrease the value of the Appraised Properties to approximately $324.2 million.

Mortgage Debt

The carrying value of the aggregate mortgage debt was equal to the aggregate amount of all principal balances outstanding as of March 31, 2020. The fair value of the aggregate mortgage debt was determined by Duff & Phelps using a discounted cash flow analysis. The cash flows were based on the remaining loan terms, and on estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, and type of collateral. The value of the debt is calculated by comparing the contractual terms of the mortgage against market terms. Contractual cash flows are projected based on the mortgage terms. A market interest rate is estimated and used to discount the contractual cash flows to the valuation date. The resulting asset (below market) or liability (above market) is the value of the assumed debt as of the valuation date.

As of March 31, 2020, the fair value and aggregate amount of all principal balances outstanding of the mortgage debt were approximately $143.0 million and $143.2 million, respectively. Assuming all factors remain unchanged, a decrease in the market interest rates of 25 basis points would increase the fair value of the mortgage debt by approximately $0.9 million and an increase in the market interest rates of 25 basis points would decrease the fair value of the mortgage debt by approximately $0.9 million.

Other Assets and Liabilities

The carrying values of the majority of the other assets and liabilities were considered to equal their book value. Adjustments to exclude the GAAP basis carrying value of certain assets were made to other assets in accordance with the IPA Guidelines. SST IV’s liability related to stockholder servicing fees and dealer manager servicing fees was valued using a liquidation value as of March 31, 2020. The estimated value per share for the Class T and W common stock do not reflect any obligation to pay future stockholder and dealer manager servicing fees since such fees would cease upon liquidation.

Incentive Distribution

The estimated value of the incentive distribution due to SST IV Advisor and its affiliates was based on 15% of the amount by which the net asset value of SST IV plus distributions paid exceeds a return of stockholders’ capital plus a 6% cumulative, non-compounded, annual return to the stockholders. The Estimated Per Share Value calculated above reflects no payment of an incentive distribution to affiliates.

Limitations of Estimated Value Per Share

FINRA current rules provide no guidance on the methodology an issuer must use to determine its estimated value per share. As with any valuation methodology, the methodology considered by the SST IV Board is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. The Estimated Per Share NAV is not audited and does not represent the fair value of SST IV’s assets less its liabilities according to GAAP nor does it represent a liquidation value of SST IV’s assets and liabilities or the amount at which SST IV Common Stock would trade on a national securities exchange. The estimated asset values may not represent current market value or book value. The estimated value of the Appraised Properties does not necessarily represent the value SST IV would receive or accept if the assets were marketed for sale. The Estimated Per Share NAV does not reflect a real estate portfolio premium or discount compared to the sum of the individual property values. The Estimated Per Share NAV also does not take into account estimated disposition costs and fees for real estate properties that are not held for sale.

Accordingly, with respect to the estimated value per share, SST IV can give no assurance that:

•	a stockholder would be able to resell their shares at this Estimated Per Share NAV;

•	a stockholder would ultimately realize distributions per share equal to the Estimated Per Share NAV upon liquidation of the assets and settlement of the liabilities or a sale of SST IV;

•	shares of SST IV Common Stock would trade at the Estimated Per Share NAV on a national securities exchange;

•	an independent third-party appraiser or other third-party valuation firm would agree with the Estimated Per Share NAV; or

•	the methodology used to determine the Estimated Per Share NAV will be in compliance with any future FINRA rules or ERISA reporting requirements.

Further, the Estimated Per Share NAV was based on the estimated value of SST IV’s assets less the estimated value of its liabilities divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2020. The Estimated Per Share NAV was based upon 10,215,970 shares of equity interests outstanding as of March 31, 2020, which was comprised of (i) 5,254,244 outstanding shares of SST IV Class A Common Stock and unvested restricted SST IV Class A Common Stock issued to SST IV’s independent directors, plus (ii) 3,873,655 outstanding shares of SST IV Class T Common Stock, plus (iii) 1,079,182 outstanding shares of SST IV Class W Common Stock, plus (iv) 8,889 outstanding OP Units, which OP Units are exchangeable on a one-for-one basis into shares of SST IV Class A Common Stock.

The value of shares of SST IV’s stock will fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets, and in response to the real estate and finance markets. SST IV currently anticipates publishing a new estimated share value on an annual basis.

Distributions

SST IV made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with SST IV’s taxable year ended December 31, 2017. To qualify as a REIT, SST IV must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, SST IV generally will not be subject to federal income tax on taxable income that it distributes to its stockholders. If SST IV fails to qualify as a REIT in any taxable year, SST IV will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants SST IV relief under certain statutory provisions. Such an event could materially adversely affect SST IV’s net income and net cash available for distribution to stockholders. However, SST IV believes that it is organized and operates in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that SST IV will remain qualified as a REIT for federal income tax purposes.

For federal income tax purposes, cash distributions to common stockholders are characterized as ordinary dividends, capital gain dividends, or as nontaxable distributions. To the extent that SST IV makes a cash distribution in excess of its current or accumulated earnings and profits, the distribution will be a non-taxable return of capital, reducing the tax basis in each U.S. stockholder’s shares, and the amount of each distribution in excess of a U.S. stockholder’s tax basis in its shares will be taxable as gain realized from the sale of its shares. SST IV did not declare or pay any distributions to common stockholders and OP unit holders during the year ended December 31, 2016. For 2017, 2018, and 2019 all of SST IV’s cash distributions constituted non-taxable returns of capital.

The following table shows the distributions SST IV has paid in cash and through its distribution reinvestment plan for the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020:

Quarter	OP Unit Holders	Common Stockholders	Distributions Declared Per Common Share(1)
1st Quarter 2018	$4,004	$710,976	$0.39
2nd Quarter 2018	$3,498	$998,126	$0.39
3rd Quarter 2018	$3,503	$1,340,577	$0.39
4th Quarter 2018	$3,464	$1,590,665	$0.39
1st Quarter 2019	$3,425	$1,853,451	$0.39
2nd Quarter 2019	$3,500	$2,549,737	$0.39
3rd Quarter 2019	$3,501	$2,935,216	$0.39
4th Quarter 2019	$3,501	$3,173,201	$0.39
1st Quarter 2020	$3,457	$3,453,923	$0.39
2nd Quarter 2020	$3,491	$3,773,659	$0.39
3rd Quarter 2020	$3,491	$3,854,946	$0.39

(1)	Declared distributions are paid monthly in arrears.

Over the long-term, SST IV expects that a greater percentage of its distributions will be paid from cash flows from operations. However, SST IV’s operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including SST IV’s ability to raise and invest capital at favorable yields, the financial performance of SST IV’s investments in the current real estate and financial environment and the types and mix of investments in SST IV’s portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing its business plan, SST IV expects that the primary market risk to which it will be exposed is interest rate risk and to a lesser extent, foreign currency risk. SST IV may be exposed to the effects of interest rate changes primarily as a result of borrowings used to maintain liquidity and fund acquisition, expansion, and financing of SST IV’s real estate investment portfolio and operations. SST IV’s interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve its objectives, SST IV may borrow at fixed rates or variable rates. SST IV may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate its interest rate risk on a related financial instrument. SST IV will not enter into derivative or interest rate transactions for speculative purposes.

As of September 30, 2020, SST IV’s total indebtedness was approximately $126.1 million, which included approximately $84.3 million in variable rate debt and approximately $42.6 million in fixed rate debt, less approximately $0.8 million in debt issuance costs. As of December 31, 2019, SST IV’s total indebtedness was approximately $109.1 million, which included approximately $107.0 million in variable rate debt and approximately $2.2 million in fixed rate debt, less approximately $75,000 in debt issuance costs. A change in interest rates on variable debt could impact the interest incurred and cash flows and its fair value. As of

September 30, 2020, if the underlying rate of the related index on SST IV’s variable rate debt were to increase by 100 basis points, the increase in interest would decrease future earnings and cash flows by approximately $1.1 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on SST IV’s financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, SST IV may take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in SST IV’s financial structure.

The following table summarizes future debt maturities and average interest rates on SST IV’s outstanding debt as of September 30, 2020:

	Payments due during the years ended December 31,
	2020	2021	2022	2023	2024	Thereafter	Total
Variable rate debt	$—	$—	$44,000,000	$40,286,302	$—	$—	$84,286,302
Average interest rate(1)	2.8%	2.8%	2.8%	3.8%	N/A	N/A
Fixed rate debt	$33,004	$137,392	$146,418	$156,038	$166,287	$41,947,150	$42,586,289
Average interest rate	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%

(1)

Interest expense for the variable rate debt was calculated based on the rate in effect on September 30, 2020. Interest expense on the Revolving KeyBank Credit Facility is calculated presuming the amount outstanding as of September 30, 2020 would remain outstanding through the maturity date of June 27, 2022.

Currently, SST IV’s only foreign exchange rate risk comes from its Canadian joint venture interests and the Canadian Dollar (“CAD”). As a result of fluctuations in currency exchange, SST IV’s cash flows and results of operations could be affected.

Stock Ownership

The following table sets forth, as of November 30, 2020, the amount of SST IV Common Stock beneficially owned by: (1) any person who is known by SST IV to be the beneficial owner of more than 5% of the outstanding shares of SST IV Common Stock; (2) each of SST IV’s directors; (3) each of SST IV’s executive officers; and (4) all of SST IV’s directors and executive officers as a group. There were a total of approximately 10.6 million shares of common stock issued and outstanding as of November 30, 2020.

	Common Stock Beneficially Owned(1)
Name and Address(2) of Beneficial Owner	Number of Shares	Percentage
Directors and Executive Officers
H. Michael Schwartz, Chairman of the Board of Directors and Chief Executive Officer	—	—
Michael S. McClure, President	—	—
Matt F. Lopez, Chief Financial Officer and Treasurer	—	—
Wayne Johnson, Chief Investment Officer	—	—
Nicholas M. Look, Secretary	—	—
Dean I. Ader, Independent Director	3,500	*
Alexander S. Vellandi, Independent Director	3,500	*

All directors and executive officers as a group	7,000	*

*	Represents less than 1% of SST IV’s outstanding common stock as of November 30, 2020.

(1)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following November 30, 2020. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	The address of each of the beneficial owners is 10 Terrace Road, Ladera Ranch, California 92694.

The Combined Company

General

The Combined Company will retain the name “SmartStop Self Storage REIT, Inc.” and will continue to be a Maryland corporation. The Combined Company will continue to invest in and manage a portfolio of self storage real estate and other real estate-related investments located in the United States and Canada.

The Combined Company’s principal executive offices will continue to be located at 10 Terrace Road, Ladera Ranch, California 92694, and its telephone number will be (877) 327-3485. The Combined Company will continue to have the same management, board of directors and other company policies and strategies as SmartStop, described above under “—SmartStop Self Storage REIT, Inc.”

Property Portfolio

If the Merger were to be completed as of the date of this Proxy Statement and Prospectus, the Combined Company would own 136 self storage facilities located in 18 states and the Greater Toronto Area and interests in five unconsolidated real estate ventures located in the Greater Toronto Area, consisting of two operating self storage properties and three parcels of land being developed into self storage facilities, representing a combined total value of approximately $1.5 billion based on acquisition costs and consisting of approximately 92,000 units and 10.4 million rentable square feet. The Combined Company would also manage an additional 11 properties, consisting of approximately 8,400 units and nearly 1 million rentable square feet.

The following reflects the geographic diversification of the Combined Company’s portfolio of self storage properties, on a pro forma basis:

THE SST IV SPECIAL MEETING

This Proxy Statement and Prospectus is being furnished in connection with the solicitation of proxies from SST IV stockholders for use at the SST IV Special Meeting. This Proxy Statement and Prospectus and accompanying form of proxy are first being mailed to SST IV stockholders on or about January 14, 2021.

Date, Time, Place and Purpose of the SST IV Special Meeting

The SST IV Special Meeting will be held as a “virtual meeting” at 8:30 a.m. Pacific Time on March 10, 2021. You will be able to attend the SST IV Special Meeting and vote and submit your questions during the SST IV Special Meeting via live webcast by visiting www.meetingcenter.io/277392726.

The purpose of the SST IV Special Meeting is to consider and vote upon the following proposals:

1.	the Merger Proposal;

2.	the SST IV Charter Amendment Proposal; and

3.	the Adjournment Proposal.

SmartStop stockholders are not voting on the proposals to be voted on at the SST IV Special Meeting.

Recommendation of the SST IV Board of Directors

Based on the unanimous recommendation of the SST IV Special Committee of the Merger Proposal and the SST IV Charter Amendment Proposal, the SST IV Board unanimously recommends that the SST IV stockholders vote (i) FOR the Merger Proposal, (ii) FOR the SST IV Charter Amendment Proposal and (iii) FOR the Adjournment Proposal. For the reasons the SST IV Board is making these recommendations, see “The Merger— SST IV’s Reasons for the Merger and Recommendation of the SST IV Board” beginning on page 134.

SST IV Record Date; Who Can Vote at the SST IV Special Meeting

All holders of record of shares of SST IV Common Stock at the close of business on January 11, 2021, the Record Date, are entitled to notice of, and to vote at, the SST IV Special Meeting and any adjournment or postponement of the SST IV Special Meeting, except that while the Excluded Holders are entitled to vote the shares of SST IV Common Stock that they own on the SST IV Charter Amendment Proposal and the Adjournment Proposal, they are not entitled to vote such shares on the Merger Proposal.

Each share of SST IV Common Stock owned as of the close of business on the Record Date is entitled to one vote on each proposal at the SST IV Special Meeting, except that the Excluded Holders are not entitled to vote the shares of SST IV Common Stock owned by them on the Merger Proposal. As of the Record Date, there were 10,576,519 shares of SST IV Common Stock outstanding held by approximately 5,700 holders of record (which includes approximately 7,000 shares of SST IV Common Stock beneficially held by Excluded Holders).

Required Vote; Quorum

Approval of the Merger Proposal and approval of the SST IV Charter Amendment Proposal each requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposals as of the close of business on the Record Date.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

Regardless of the number of shares of SST IV Common Stock you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet.

The SST IV Charter and SST IV Bylaws provide that the presence, in person or by proxy, of stockholders entitled to cast a majority of all of the votes entitled to be cast at such meeting will constitute a quorum. Shares that are voted and shares abstaining from voting are treated as being present at the SST IV Special Meeting for purposes of determining whether a quorum is present.

No business may be conducted at the SST IV Special Meeting if a quorum is not present, other than the proposal to adjourn the SST IV Special Meeting to solicit additional proxies. Pursuant to the SST IV Bylaws, the chairman of the meeting may adjourn the SST IV Special Meeting to a later date, time and place announced at the meeting, whether or not a quorum is present and without a vote of stockholders.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have the same effect as votes AGAINST (i) the Merger Proposal and (ii) the SST IV Charter Amendment Proposal. Abstentions and broker non-votes will have no effect on the Adjournment Proposal.

Voting by SST IV Advisor, Directors and Affiliates

As of September 30, 2020, there were 10,552,259 shares of SST IV Common Stock outstanding held by approximately 5,700 holders of record. As of September 30, 2020, the Excluded Holders owned an aggregate of approximately 7,000 shares of SST IV Common Stock. Due to the related party nature of the proposed transaction, pursuant to the SST IV Charter, such shares are not entitled to vote on the Merger Proposal and will not be included in determining the requisite percentage of shares necessary to approve the Merger Proposal.

Manner of Submitting Proxy

SST IV stockholders may vote for or against or abstain from voting on the proposals submitted at the SST IV Special Meeting in person via live webcast or by proxy. SST IV stockholders can authorize a proxy in the following ways:

•	via mail, by completing, signing, dating and returning their proxy card in the enclosed envelope;

•	via the Internet at www.proxy-direct.com; or

•	via telephone at 1-800-337-3503.

SST IV stockholders that authorize a proxy to vote their shares may still attend the SST IV Special Meeting and vote in person via webcast. Any previous votes submitted by such stockholders, whether by mail, the Internet or telephone, will be superseded by the vote cast by that stockholder at the SST IV Special Meeting.

All shares of SST IV Common Stock entitled to vote and represented by properly completed proxies received prior to the SST IV Special Meeting, and not revoked, will be voted at the SST IV Special Meeting as instructed on the proxies. If SST IV stockholders of record return properly executed proxies but do not indicate how their shares of SST IV Common Stock should be voted on a proposal, the shares of SST IV Common Stock represented by their properly executed proxy will be voted as the SST IV Board recommends and therefore, (i) FOR the Merger Proposal, (ii) FOR the SST IV Charter Amendment Proposal and (iii) FOR the Adjournment Proposal. Any shares present but not voted (whether by abstention, broker non-vote, or otherwise) will have the same effect as a vote AGAINST the Merger Proposal and the SST IV Charter Amendment Proposal.

Delivery and Householding of Proxy Materials

SST IV may give a single notice of the SST IV Special Meeting to all SST IV stockholders who share an address, which single notice shall be effective as to any SST IV stockholder at such address, unless such SST IV stockholder has objected to receiving the single notice or has revoked a prior consent to receiving such single notice. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

If, at any time, a SST IV stockholder no longer wishes to participate in “householding” and would prefer to receive a separate set of proxy materials, requests should be directed in writing to Strategic Storage Trust IV, Inc., Attention: Nicholas M. Look, Secretary, 10 Terrace Road, Ladera Ranch, California 92694, or via telephone at (877) 327-3485.

Revocation of Proxies or Voting Instructions

SST IV stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the SST IV Special Meeting by:

•	submitting notice in writing to Strategic Storage Trust IV, Inc., Attention: Nicholas M. Look, Secretary, 10 Terrace Road, Ladera Ranch, California 92694;

•	submitting a later-dated proxy (via mail, the Internet, or telephone); or

•	attending the SST IV Special Meeting and voting in person via live webcast.

Only the most recent proxy vote will be counted and all others will be discarded regardless of the method of voting.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from SST IV stockholders is made on behalf of the SST IV Board. SST IV will pay the cost of soliciting proxies from SST IV stockholders. SST IV has contracted with Computershare to assist

SST IV in the distribution of proxy materials and the solicitation of proxies. Computershare will be paid fees of approximately $70,000, plus out-of-pocket expenses, for its basic solicitation services, which include review of proxy materials, dissemination of broker search cards, distribution of proxy materials, solicitation of brokers, banks, and institutional holders, and delivery of executed proxies. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person via webcast, by telephone or by electronic communication by SST IV’s directors and officers who will not receive any additional compensation for such solicitation activities. SST IV will also reimburse custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to SST IV stockholders.

Adjournment Proposal

In addition to the approval of the Merger Proposal and the SST IV Charter Amendment Proposal, SST IV stockholders are also being asked to approve a proposal to adjourn the SST IV Special Meeting to another date, time or place to solicit additional proxies in favor of the approval of the Merger Proposal and/or the SST IV Charter Amendment Proposal, if necessary and as determined by the chair of the SST IV Special Meeting. If this proposal is approved, the SST IV Special Meeting could be successively adjourned to any date not more than 120 days after the Record Date. If the SST IV Special Meeting is postponed or adjourned for the purpose of soliciting additional proxies, SST IV stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use at the adjourned SST IV Special Meeting.

Rights of Dissenting Stockholders

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL will be available to holders of shares of SST IV Common Stock with respect to the Merger.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the SST IV Special Meeting, please contact SST IV’s proxy solicitor at (866) 438-2987.

PROPOSALS SUBMITTED TO SST IV STOCKHOLDERS

The Merger Proposal

(Proposal 1 on the SST IV Proxy Card)

SST IV stockholders are asked to consider and vote on a proposal to approve the Merger. For a summary and detailed information regarding this proposal, see the information about the Merger and the Merger Agreement throughout this Proxy Statement and Prospectus, including the information set forth in “The Merger” beginning on page 126 and “The Merger Agreement” beginning on page 182. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement and Prospectus and is incorporated into this Proxy Statement and Prospectus by reference.

Pursuant to the Merger Agreement, approval of the Merger Proposal is a condition to the consummation of the Merger. If this proposal is not approved, the Merger will not be completed.

SST IV is requesting that SST IV stockholders approve the Merger Proposal. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal as of the close of business on the Record Date.

Recommendation of the SST IV Board

The SST IV Board recommends that SST IV stockholders vote FOR the Merger Proposal.

The SST IV Charter Amendment Proposal

(Proposal 2 on the SST IV Proxy Card)

SST IV stockholders are asked to consider and vote on a proposal to approve the SST IV Charter Amendment that, if adopted, would delete Section 9.14 related to Roll-Up Transactions (and the associated definitions) from the SST IV Charter. Section 9.14 imposes substantive and procedural requirements relating to Roll-Up Transactions, none of which will be applicable if the SST IV Charter Amendment Proposal is approved. The full text of the SST IV Charter Amendment is set forth in the form of Articles of Amendment attached as Annex B to this Proxy Statement and Prospectus and incorporated into this Proxy Statement and Prospectus by reference.

Pursuant to the Merger Agreement, approval of the SST IV Charter Amendment Proposal is a condition to the consummation of the Merger. If this proposal is not approved, the Merger will not be completed.

SST IV is requesting that SST IV stockholders approve the SST IV Charter Amendment Proposal. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal as of the close of business on the Record Date.

Recommendation of the SST IV Board

The SST IV Board recommends that SST IV stockholders vote FOR the SST IV Charter Amendment Proposal.

The SST IV Adjournment Proposal

(Proposal 3 on the SST IV Proxy Card)

SST IV stockholders are asked to consider and vote on a proposal to approve one or more adjournments of the SST IV Special Meeting to another date, time or place to solicit additional proxies in favor of the approval of the Merger Proposal and/or the SST IV Charter Amendment Proposal, if necessary and as determined by the chair of the SST IV Special Meeting.

Approval of this proposal requires the affirmative vote of a majority of all votes cast at the SST IV Special Meeting.

If, at the SST IV Special Meeting, the number of shares of SST IV Common Stock present in person or represented by proxy and voting in favor of the approval of the Merger Proposal and/or the SST IV Charter Amendment is insufficient to approve the proposal, SST IV intends to move to adjourn the SST IV Special Meeting in order to enable the SST IV Board to solicit additional proxies for approval of the Merger Proposal and/or the SST IV Charter Amendment.

The SST IV Special Meeting may not be postponed or adjourned to a date that is more than 120 days from the Record Date for the SST IV Special Meeting.

SST IV retains full authority to the extent it is set forth in its bylaws and Maryland law to adjourn the SST IV Special Meeting, or to postpone the SST IV Special Meeting before it is convened, without the approval of any stockholder.

Recommendation of the SST IV Board

The SST IV Board recommends that SST IV stockholders vote FOR the Adjournment Proposal.

Other Business

As of the date of this Proxy Statement and Prospectus, SST IV does not intend to bring any other matters before the SST IV Special Meeting, and SST IV does not know of any matters to be presented for consideration at the SST IV Special Meeting which would be required to be set forth in this Proxy Statement and Prospectus other than the matters set forth in the accompanying Notice of Special Meeting of Stockholders. In accordance with the SST IV Bylaws and Maryland law, business transacted at the SST IV Special Meeting will be limited to those matters set forth in such notice.

THE MERGER

The following is a description of the material aspects of the Merger. While SST IV and SmartStop believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to SST IV stockholders. SST IV and SmartStop encourage SST IV stockholders to carefully read this entire Proxy Statement and Prospectus, including the Merger Agreement and the other documents attached to this Proxy Statement and Prospectus and incorporated herein by reference, for a more complete understanding of the Merger.

General

Each of the SST IV Special Committee and the SST IV Board has unanimously declared advisable the Merger Agreement, the SST IV Charter Amendment, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, based on, among other factors, the reasons described below under “—SST IV’s Reasons for the Merger and Recommendation of the SST IV Board.”

In the Merger, SST IV will merge with and into Merger Sub, with Merger Sub being the surviving entity in the Merger and continuing as a wholly owned subsidiary of SmartStop. Upon completion of the Merger, all shares of SST IV Common Stock will be automatically cancelled and converted into the right to receive SmartStop Class A Common Stock as described below under “The Merger Agreement—Merger Consideration.”

Background of the Merger

SST IV was incorporated in June 2016 and commenced its initial public offering in March 2017 with the goal of raising up to $1.0 billion. SST IV raised approximately $250 million of gross proceeds in its initial public offering and invested the net proceeds, along with borrowed funds, primarily in self storage facilities located in the United States and Canada. In April 2020, the SST IV Board suspended SST IV’s initial public offering based upon various factors, including, among others, the uncertainty relating to the COVID-19 outbreak and its potential economic impact, and the status of fundraising in the non-traded REIT industry due to that uncertainty, and SST IV’s initial public offering ultimately terminated in September 2020.

Since the initial public offering, the SST IV Board periodically and in the ordinary course has reviewed SST IV’s operations, strategic plan and long-term objectives. As part of that review process, the SST IV Board has considered, among other things, SST IV’s operational and financial performance, its business outlook, macroeconomic factors, and the real estate valuation environment and real estate valuation trends. In addition, the SST IV Board has also considered the various challenges SST IV faces as a public company and non-traded REIT, including the competitive environment for acquiring self storage real estate assets and the challenges of owning and managing growth properties, as well as the net losses and accumulated deficit SST IV has incurred. SST IV faces intense competition in every market in which it purchases or develops self storage facilities. SST IV competes with numerous national, regional and local developers, owners and operators in the self storage industry, some of which have greater capital resources, greater cash reserves, less demanding rules governing distributions to stockholders and a greater ability to borrow funds to acquire self storage facilities. Likewise, given SST IV’s smaller scale relative to other public self storage REITs, its cost of capital has remained higher than that of those other REITs and, because SST IV’s shares are not listed on a national securities exchange, it has less ability to raise new capital. These challenges were further exacerbated due to the COVID-19 pandemic and increased competition within the self storage industry.

Accordingly, as part of SST IV’s regular review of its strategic plan and in response to the challenges faced by SST IV, the SST IV Board considered the possibility of exploring strategic alternatives, including, among other things, joint ventures with large institutional investors, increasing its leverage to acquire additional properties, or a business combination.

Similarly, as part of its ongoing oversight, direction and management of SmartStop, the SmartStop Board and management team regularly review and discuss SmartStop’s performance, business plan, strategic direction and future prospects. These discussions have periodically, in the ordinary course of business, included evaluation of potential acquisitions, business combination transactions and other strategic opportunities.

On July 6, 2020, H. Michael Schwartz, who serves as Chairman of both the SST IV Board and the SmartStop Board, approached the two independent SST IV directors, Dean I. Ader and Alexander S. Vellandi, who also serve as the members of the SST IV Board’s nominating and corporate governance committee (the “SST IV Governance Committee”), with the possibility of a business combination transaction between SST IV and SmartStop. The SST IV Governance Committee was familiar with SmartStop and its portfolio because SST IV is sponsored by SRA, a subsidiary of SmartStop, and SRA owns the SST IV Advisor, SST IV’s external advisor that is primarily responsible for managing SST IV’s business affairs and carrying out the directives of the SST IV Board. In addition to Mr. Schwartz’s service on both the SST IV Board and the SmartStop Board, a majority of the officers of SST IV are also officers of SmartStop, SRA and the SST IV Advisor.

On July 9, 2020, the Nominating and Corporate Governance Committee of the SmartStop Board, consisting solely of the independent directors of SmartStop and acting as the SmartStop Special Committee, met to discuss the potential business combination transaction with SST IV, including the current state of the non-traded REIT fundraising market and the opportunity to increase the size and diversity of SmartStop’s portfolio with high quality self storage assets, create growth in the value of SmartStop through the lease-up and development properties owned by SST IV and otherwise achieve economies of scale. Following the discussion, the SmartStop

Special Committee engaged Stanger as its financial advisor and Venable as its Maryland and special counsel in connection with the possible transaction.

Based on the SST IV Governance Committee’s understanding that SmartStop intended to make a proposal to SST IV regarding a potential transaction, and in light of the potential conflicts of interest in the SST IV Board’s consideration of any such transaction, at a meeting of the SST IV Governance Committee on July 16, 2020, the SST IV Governance Committee formed the SST IV Special Committee, also consisting of Mr. Ader and Mr. Vellandi, and delegated to the SST IV Special Committee the authority to review and evaluate a potential transaction with SmartStop or any alternative thereto. Mr. Ader was appointed as the Chairman of the SST IV Special Committee. Recognizing the need for independent legal counsel, at the July 16 meeting, the newly formed SST IV Special Committee interviewed a representative of Bass Berry regarding the firm’s independence and qualifications, including the firm’s experience with public non-traded REITs and strategic transactions involving public companies. Based on that interview, the SST IV Special Committee engaged Bass Berry.

On July 20, 2020, the members of the SST IV Special Committee met with representatives of Bass Berry to discuss the engagement of a financial advisor and Maryland counsel and prospective candidates for each of those roles. Bass Berry made its recommendations to the SST IV Special Committee.

On July 23, 2020, the SST IV Special Committee, together with representatives of Bass Berry, met to interview a representative of Shapiro Sher for such firm to serve as special counsel to the SST IV Special Committee with respect to matters of Maryland law. With the recommendation of Bass Berry, the SST IV Special Committee approved the engagement of Shapiro Sher.

On July 24, 2020, the SST IV Special Committee met, together with representatives of Bass Berry and Shapiro Sher, to interview KeyBanc to potentially serve as the SST IV Special Committee’s financial advisor. At the July 24 meeting, the SST IV Special Committee reviewed KeyBanc’s capabilities and qualifications to serve as the financial advisor to the SST IV Special Committee, including a review of any past or existing relationships between KeyBanc and its affiliates, on the one hand, and either SST IV or SmartStop, on the other. Following the meeting, on behalf of the SST IV Special Committee Bass Berry requested a draft engagement letter from KeyBanc to enable the SST IV Special Committee to evaluate and discuss the terms of a proposed engagement.

On July 25, 2020, KeyBanc provided a draft of its engagement letter to the SST IV Special Committee.

On July 28, 2020, the SST IV Special Committee met, together with representatives of Bass Berry, to discuss the proposed engagement of KeyBanc and the terms of its engagement letter, including the fees contemplated by the engagement letter. After discussing KeyBanc’s qualifications and the SST IV Special Committee’s interview with KeyBanc on July 24, 2020, the SST IV Special Committee determined to pursue negotiation of engagement letter terms with KeyBanc to serve as the SST IV Special Committee’s financial advisor.

From July 28, 2020 through August 10, 2020, Bass Berry, on behalf of the SST IV Special Committee, and KeyBanc negotiated the terms of the engagement letter. On August 10, 2020, the SST IV Special Committee met, together with representatives of Bass Berry, to discuss KeyBanc’s proposed engagement and the terms of engagement. After considering KeyBanc’s familiarity with both SST IV’s and SmartStop’s portfolios, KeyBanc’s experience in the REIT industry, particularly both with non-traded REITs and the self storage sector, and the nature and scope of the current and historical work performed by KeyBanc for each of SST IV and SmartStop, the SST IV Special Committee determined to engage KeyBanc to serve as the SST IV Special Committee’s exclusive financial advisor for the purpose of assisting the SST IV Special Committee in its consideration and evaluation of any potential transaction with SmartStop or another party. The SST IV Special Committee entered into an engagement letter with KeyBanc on August 11, 2020.

On August 12, 2020, Stanger made a presentation to the SmartStop Special Committee regarding the potential business combination transaction with SST IV, including a summary of the most recently announced estimated per share net asset value (“NAV”) reported by each of SST IV and SmartStop, a property value summary for SST IV, Stanger’s estimated value range for SST IV as of June 30, 2020, Stanger’s estimated value range for SmartStop as of June 30, 2020, Stanger’s exchange value ranges, a proposed exchange ratio and implied equity value, a summary of publicly traded self storage REITs and a summary of post-transaction funds from operations and NAV. The SmartStop Special Committee also discussed the possibility that SST IV may wish to perform a market check or “go-shop” in connection with the possible transaction.

On August 20, 2020, at the request of the SmartStop Special Committee, the SmartStop Special Committee met with Wayne Johnson, President and Chief Investment Officer of SmartStop, and Michael S. McClure, Chief Executive Officer of SmartStop, to discuss the Texas and Florida markets and properties owned by SST IV given the relative weight of the SST IV portfolio in those two states. Mr. Johnson provided an overview of the Texas and Florida self storage markets and a summary of each property in the SST IV portfolio within the Texas and Florida markets. Following the discussion with Mr. Johnson and Mr. McClure and their departure from the meeting, Venable provided an overview of the statutory duties of the members of the SmartStop Special Committee under Maryland law.

During the morning of August 24, 2020, Stanger provided the SmartStop Special Committee with a supplemental presentation on the most recently announced NAV of SST IV and a proposed exchange ratio based on Stanger’s NAV-to-NAV calculation as of June 30, 2020. The SmartStop Special Committee then discussed with Nelson Mullins, outside legal counsel to SmartStop, and Venable certain other terms of a potential transaction with SST IV, including a proposed break-up fee. After discussion, the SmartStop Special Committee authorized Stanger to provide a term sheet to the SST IV Special Committee through KeyBanc and Bass Berry, containing, among other terms, an exchange ratio of 2.16346.

During the afternoon of August 24, 2020, Stanger delivered to KeyBanc and Bass Berry, and the SST IV Special Committee received, the term sheet (the “August 24 term sheet”) from the SmartStop Special Committee proposing a stock-for-stock merger transaction in which each share of SST IV Common Stock would be converted into the right to receive 2.16346 shares of SmartStop Class A Common Stock, subject to adjustment for any material change in net working capital and transaction fees and expenses prior to signing a definitive merger agreement. The August 24 term sheet also provided for a termination fee equal to 4.0% of equity value payable by SST IV to SmartStop upon certain customary triggering events, expense reimbursement in an amount up to $2.5 million upon certain customary triggering events, and a 60-day exclusivity period. The August 24 term sheet indicated that a closing would be conditioned on the stockholders of SST IV agreeing to amend the charter of SST IV to remove the provisions with respect to “roll-up transactions,” which would have required, among other things, that the stockholders of SST IV be offered the option of choosing cash or stock in connection with the SmartStop merger. Based on the most recently announced NAV of SmartStop of $10.40 per share of SmartStop Class A Common Stock, the 2.16346 exchange ratio provided in the August 24 term sheet implied an equity value for SST IV Common Stock of $22.50 per share, representing a discount of $0.15 to the most recently announced NAV of SST IV.

At the direction of the SST IV Special Committee, Bass Berry informed representatives of Stanger, as the financial advisor to the SmartStop Special Committee, Nelson Mullins, as SmartStop’s counsel, and Venable, as counsel to the SmartStop Special Committee (together with Nelson Mullins, the “SmartStop legal advisors”), that KeyBanc, on behalf of the SST IV Special Committee, was in the process of completing its initial valuation analysis and that the SST IV Special Committee would not substantively respond to the August 24 term sheet until after the completion of such analysis.

From late August 2020 through mid-September 2020, KeyBanc obtained certain publicly available and internal financial information regarding SST IV and SmartStop from SST IV and SmartStop, respectively, and had discussions with Stanger regarding the calculation of the exchange ratio in connection with the proposed merger.

On August 28, 2020, the SST IV Special Committee met, together with representatives of Bass Berry and Shapiro Sher. Shapiro Sher reviewed with the SST IV Special Committee the directors’ duties and standard of conduct under the MGCL, both generally and in connection with proposed strategic alternatives. The SST IV Special Committee also discussed with Bass Berry and Shapiro Sher the proposed compensation for the members of the SST IV Special Committee.

On September 1, 2020, Mr. Ader, Chairman of the SST IV Special Committee, met with Mr. Schwartz and discussed SST IV management’s perspective on the proposed merger and the rationale for the transaction.

On September 9, 2020, the SST IV Board met, together with representatives of Bass Berry, Shapiro Sher and Nelson Mullins, as SST IV’s outside legal counsel. Shapiro Sher reviewed with the SST IV Board the directors’ duties and standard of conduct under the MGCL, both generally and in connection with proposed strategic alternatives. The SST IV Board, with input and assistance from Bass Berry, also discussed and determined the compensation for the members of the SST IV Special Committee, which was a one-time cash fee of $90,000 plus reimbursement for expenses reasonably incurred in connection with such service. The SST IV Special Committee members’ compensation was not conditioned upon SST IV’s entry into or consummation of any transaction. In light of Nelson Mullins’ role as counsel to both SST IV and SmartStop, there was no discussion of any potential transaction at the September 9, 2020 SST IV Board meeting.

On September 16, 2020, the SST IV Special Committee met with representatives of KeyBanc, Bass Berry and Shapiro Sher. At the September 16 meeting, KeyBanc presented its initial valuation analysis of both SST IV and SmartStop to the SST IV Special Committee. Based on that analysis, the SST IV Special Committee determined that pursuing a transaction with SmartStop was preferable to halting the SmartStop process and remaining a stand-alone company because it believed that SST IV was not at economies of scale as compared to the majority of listed self storage REITs and did not have access to capital to grow to a sufficient size to make a listing feasible. Additionally, there would likely be limited opportunities to enhance value through continued operations, and thus, an exchange ratio reflecting a premium to the current NAV, if obtainable, would be in the best interests of the SST IV stockholders. Further, the SST IV Special Committee also determined that conducting a broad market check was not necessary, given the relatively low likelihood that other strategic or private buyers would pay a greater price than SmartStop was currently offering based on the then-current market conditions in the REIT sector and SmartStop’s familiarity with the SST IV portfolio. Moreover, in the event that there were potential buyers that would be competitive with SmartStop, the SST IV Special Committee believed that a low termination fee would allow potential buyers to make a more favorable offer. The SST IV Special Committee discussed with Bass Berry and KeyBanc the terms of such a counterproposal.

On September 18, 2020, the SST IV Special Committee met again, together with representatives of Bass Berry and Shapiro Sher, to discuss the SST IV Special Committee’s proposed response to the August 24 term sheet. On September 18, 2020, at the direction of the SST IV Special Committee, Bass Berry sent a revised term sheet to Stanger and the SmartStop legal advisors, on behalf of the SmartStop Special Committee (the “September 18 term sheet”). The September 18 term sheet proposed an exchange ratio of 2.197, subject to adjustment for any material change in the assets and liabilities (disregarding transaction costs) of the parties prior to signing a definitive merger agreement. The September 18 term sheet also provided for a 45-day go-shop period with a termination fee of 1.0% of SST IV’s equity value during the go-shop period, a termination fee of 2.0% of SST IV’s equity value after the go-shop period, a termination right for SST IV as a result of an intervening event, expense reimbursement in an amount up to $1.5 million upon certain customary triggering events, no obligation for SST IV to submit the transaction to a stockholder vote if the SST IV Special Committee or SST IV Board no longer considers the transaction advisable, and a mutual 60-day exclusivity period. The September 18 term sheet also provided that the closing of the transaction would not be conditioned on the approval of the SmartStop stockholders or SmartStop obtaining any necessary financing. Based on the most recently announced NAV of SmartStop of $10.40 per share, the 2.197 exchange ratio proposed in the September 18 term sheet implied an equity value for SST IV Common Stock of $22.85 per share, representing a premium of $0.20 to the most recently announced NAV of SST IV.

On September 23, 2020, the SmartStop Special Committee met to consider the September 18 term sheet. The Committee discussed with Stanger the exchange ratio of 2.197 proposed by the SST IV Special Committee as well as the real estate valuations and other balance sheet components impacting the exchange value per share and corresponding exchange ratio. The SmartStop Special Committee also discussed with Nelson Mullins and Venable the 45-day go-shop provision in the September 18 term sheet.

During the morning of September 25, 2020, the SmartStop Special Committee resumed its consideration of the September 18 term sheet, focusing specifically on the proposed go-shop provision. The SmartStop Special Committee discussed with Nelson Mullins and Venable the benefits to SmartStop if SST IV were to proceed without a “go-shop” especially since the potential merger would be a stock-for-stock merger as opposed to a cash-out merger. The SmartStop Special Committee discussed with Stanger the potential premium on the exchange ratio that the SST IV Special Committee might request in order to give up the protections of the go-shop provision. After discussion, the SmartStop Special Committee authorized Stanger to deliver to KeyBanc a revised term sheet with an exchange ratio of 2.178 but without a go-shop provision.

During the afternoon of September 25, 2020, Stanger delivered to KeyBanc and Bass Berry, and the SST IV Special Committee received, the revised term sheet from the SmartStop Special Committee (the “September 25 term sheet”). The September 25 term sheet proposed an exchange ratio of 2.178, subject to certain balance sheet adjustments after June 30, 2020 and prior to signing a definitive merger agreement. The September 25 term sheet also provided for a termination fee of 3.0% of SST IV’s equity value together with expense reimbursement by SST IV in an amount up to $1.5 million upon certain customary triggering events, the right of the SST IV Board to change its recommendation with respect to the transaction as a result of an intervening event, additional expense reimbursement in an amount up to $1.5 million upon certain customary triggering events, no obligation for SST IV to submit the transaction to a stockholder vote if the SST IV Special Committee or SST IV Board no longer considers the transaction advisable, and a mutual 60-day exclusivity period. The September 25 term sheet also confirmed that the closing of the transaction would not be conditioned on the approval of the SmartStop stockholders or SmartStop obtaining any necessary financing. The September 25 term sheet eliminated SST IV’s go-shop right, and the associated go-shop termination fee, that were set forth in the September 18 term sheet. Based on the most recently announced NAV of SmartStop of $10.40 per share, the 2.178 exchange ratio proposed in the September 25 term sheet implied an equity value for SST IV Common Stock of $22.65 per share, which was equal to the most recently announced NAV of SST IV.

On September 30, 2020, the SST IV Special Committee met, together with representatives from Bass Berry, Shapiro Sher and KeyBanc, to review and discuss the September 25 term sheet. KeyBanc presented its analysis of the September 25 term sheet, including various financial metrics implied by the proposed exchange ratio. The SST IV Special Committee also discussed, with input and assistance from Bass Berry, Shapiro Sher and KeyBanc, the terms of a counterproposal to the September 25 term sheet.

On October 1, 2020, the SST IV Special Committee met, together with representatives of Bass Berry, Shapiro Sher and KeyBanc, to continue the discussion regarding a proposed response to the September 25 term sheet, including the addition of a go-shop right in SST IV’s counterproposal. Bass Berry and Shapiro Sher reviewed with the SST IV Special Committee other proposed changes to the September 25 term sheet. Having the recommendations of KeyBanc, Bass Berry and Shapiro Sher, the SST IV Special Committee approved a revised term sheet and directed Bass Berry to submit it to Stanger and the SmartStop legal advisors on behalf of the SmartStop Special Committee. Following the October 1 meeting, Bass Berry provided the SST IV Special Committee’s term sheet (the “October 1 term sheet”) to Stanger and the SmartStop legal advisors. The October 1 term sheet proposed an exchange ratio of 2.1875, subject to any material change in net asset value after June 30, 2020 and prior to signing a definitive merger agreement. The October 1 term sheet also provided for a 45-day go-shop period with a termination fee of 1.5% of SST IV’s equity value during the go-shop period, and a termination fee of 3.0% of SST IV’s equity value after the go-shop period without any additional expense reimbursement. Based on the most recently announced NAV of SmartStop of $10.40 per share, the 2.1875 exchange ratio proposed in the October 1 term sheet implied an equity value for SST IV Common Stock of $22.75 per share, representing a premium of $0.10 to the most recently announced NAV of SST IV.

During the morning of October 2, 2020, the SmartStop Special Committee met to consider the October 1 term sheet. The SmartStop Special Committee discussed with Stanger the 2.1875 exchange ratio contained in the October 1 term sheet, noting, among other things, that it translated to a $0.10 per share premium to the most recently announced NAV of SST IV of $22.65 per share. The SmartStop Special Committee also discussed with Nelson Mullins and Venable the go-shop provision that the SST IV Special Committee had included in the October 1 term sheet, including the possibility that the SST IV Special Committee might accept its removal if the SmartStop Special Committee were to accept the 2.1875 exchange ratio. After discussion, the SmartStop Special Committee authorized Stanger to communicate to KeyBanc and Bass Berry the SmartStop Special Committee’s acceptance of the 2.1875 exchange ratio provided that the SST IV Special Committee would agree to the removal of the go-shop provision.

During the afternoon of October 2, 2020, Stanger delivered to KeyBanc and Bass Berry, and the SST IV Special Committee received, a revised term sheet from the SmartStop Special Committee (the “October 2 term sheet”). The terms of the October 2 term sheet were consistent with those of the October 1 term sheet, except for the elimination of the 45-day go-shop right and the associated termination fee during the go-shop period.

On October 5, 2020, the SST IV Special Committee met, together with representatives of Bass Berry, Shapiro Sher and KeyBanc, to discuss the October 2 term sheet. The SST IV Special Committee, with input and assistance from Bass Berry, Shapiro Sher and KeyBanc, discussed the possibility of further negotiating terms with SmartStop, as well as the risks associated with continued negotiations in light of the premium to the most recent NAV implied by the 2.1875 exchange ratio. After consideration of the October 2 term sheet and discussion with its advisors, the SST IV Special Committee accepted the October 2 term sheet and directed Bass Berry to communicate the SST IV Special Committee’s acceptance to the SmartStop legal advisors, which Bass Berry did that same day.

On October 6, 2020, Nelson Mullins delivered to Bass Berry a proposed exclusivity and non-disclosure agreement between SmartStop and SST IV that provided for an exclusivity period of up to 60 days, consistent with the October 2 term sheet. Other terms of the exclusivity and non-disclosure agreement were negotiated between Bass Berry, on behalf of the SST IV Special Committee, and the SmartStop legal advisors, on behalf of the SmartStop Special Committee.

On October 7, 2020, Bass Berry submitted to Nelson Mullins a legal due diligence request list with respect to SmartStop. SmartStop delivered to Bass Berry responses to the request list in October 2020, and Bass Berry completed its legal due diligence with respect to SmartStop in early November 2020.

On October 9, 2020, the SmartStop Special Committee discussed with Nelson Mullins and Venable the revised exclusivity and non-disclosure agreement and determined that the revisions were reasonable given the stock-for-stock nature of the transaction.

On October 12, 2020, SmartStop and SST IV executed and delivered the exclusivity and non-disclosure agreement.

On October 14, 2020, Bass Berry received an initial draft of the Merger Agreement from the SmartStop legal advisors. From October 14, 2020 through November 6, 2020, the Merger Agreement was revised in accordance with the outcomes of negotiations between the parties. With each revised draft of the Merger Agreement, the SST IV Special Committee met with Bass Berry, Shapiro Sher and/or KeyBanc, as applicable, and the SmartStop Special Committee met with Nelson Mullins, Venable and Stanger, in each case to discuss the terms of the agreement and proposed revisions.

Nelson Mullins delivered to Bass Berry a further revised draft of the Merger Agreement on October 27, 2020. On October 30, 2020, the SmartStop Special Committee met and engaged in a detailed review and discussion of the Merger Agreement, including certain key definitions, the representations and warranties, the conduct of business covenants, the non-solicitation covenants, the closing conditions and the termination and termination payment provisions. The SmartStop Special Committee also discussed the status of the schedules to the Merger Agreement.

On November 10, 2020, the SmartStop Special Committee held a meeting, with representatives of Stanger, Nelson Mullins and Venable present, at which Stanger confirmed that, as of the date of the meeting and based on Stanger’s analysis, the Merger Consideration is fair, from a financial point of view, to SmartStop. Venable also briefly reviewed the statutory duties of the members of the SmartStop Special Committee under Maryland law. After discussion, the SmartStop Special Committee unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and the Termination Agreement and the Redemption Agreement and the transactions contemplated thereby and recommended that the SmartStop Board do the same.

On November 10, 2020, following the meeting of the SmartStop Special Committee, the SmartStop Board met to consider the potential merger transaction between SmartStop and SST IV. The Chairman of the SmartStop Special Committee reported that the SmartStop Special Committee had unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and the Termination Agreement and the Redemption Agreement and the transactions contemplated thereby and recommended that the SmartStop Board do the same. After discussion, the SmartStop Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and the Termination Agreement and the Redemption Agreement and the transactions contemplated thereby.

On November 10, 2020, the SST IV Special Committee held a meeting, together with representatives of Bass Berry, Shapiro Sher and KeyBanc. KeyBanc reviewed its valuation analysis of SST IV and SmartStop with the SST IV Special Committee and provided its fairness opinion, orally confirming that, as of the date of the meeting, the Merger Consideration is fair, from a financial perspective, to the Unaffiliated Holders. The SST IV Special Committee discussed with KeyBanc its fairness opinion. Shapiro Sher reviewed with the SST IV Special Committee the statutory duties owed by the members of the SST IV Special Committee under the MGCL in connection with the proposed transaction, and Bass Berry reviewed with the SST IV Special Committee the material terms of the Merger Agreement. The SST IV Special Committee determined that the Merger Agreement, the SST IV Charter Amendment, the Merger and all other transactions contemplated by the Merger Agreement are fair and reasonable, financially and otherwise, to SST IV and advisable and in the best interests of SST IV and its stockholders, and are on terms and conditions not less favorable to SST IV than those available from unaffiliated third parties. Accordingly, the SST IV Special Committee unanimously approved the Merger Agreement, the SST IV Charter Amendment, the Merger, and all other transactions contemplated by the Merger Agreement, and declared its recommendation to the SST IV Board that it do the same.

On November 10, 2020, following the SST IV Special Committee meeting, the SST IV Board held a meeting, together with representatives of Bass Berry, Shapiro Sher and KeyBanc. KeyBanc reviewed its valuation analysis of SST IV and SmartStop with the SST IV Board and provided its fairness opinion, orally confirming that, as of the date of the meeting, the Merger Consideration is fair, from a financial perspective, to the unaffiliated holders of SST IV Common Stock. Shapiro Sher reviewed with the SST IV Board the statutory duties owed by the SST IV directors under the MGCL in connection with the proposed transaction, and Bass Berry reviewed with the SST IV Board the material terms of the Merger Agreement. With the recommendation of the SST IV Special Committee, the SST IV Board unanimously determined that the Merger Agreement, the SST IV Charter Amendment, the Merger and all other transactions contemplated by the Merger Agreement are fair and reasonable, both financially and otherwise, to SST IV and advisable and in the best interests of SST IV and its stockholders, and are on terms and conditions not less favorable to SST IV than those available from unaffiliated third parties. Accordingly, the SST IV Board unanimously approved the Merger Agreement, the SST IV Charter Amendment, the Merger and all other transactions contemplated by the Merger Agreement, and the SST IV Board unanimously recommended to the SST IV stockholders that the Merger and the SST IV Charter Amendment be approved (upon the terms and subject to the conditions of the Merger Agreement). Additionally, the SST IV Board discussed with representatives of Bass Berry and Shapiro Sher the purpose and adoption of indemnification agreements for the SST IV directors and executive officers, after which the SST IV Board approved such agreements. Also, the SST IV Board approved an amendment to the SST IV Bylaws that provides for the State of Maryland to serve as the exclusive forum for certain claims. Lastly, the SST IV Board approved the suspension of the SST IV distribution reinvestment plan.

On November 10, 2020, following the meeting of the SST IV Board, SST IV entered into indemnification agreements with each of the SST IV directors and executive officers, and thereafter, following the meetings of both the SST IV Board and SmartStop Board, SST IV and SmartStop entered into the Merger Agreement and related transaction documents. On November 10, 2020, SST IV and SmartStop issued a joint press release announcing the execution and delivery of the Merger Agreement and the transactions contemplated thereby.

SST IV’s Reasons for the Merger and Recommendation of the SST IV Board

In evaluating the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, the SST IV Board consulted with the SST IV Special Committee’s legal and financial advisors and considered the unanimous recommendation of the SST IV Special Committee. The SST IV Special Committee, prior to making its unanimous recommendation, consulted with its legal and financial advisors. In reaching their respective determinations that the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, are fair and reasonable, both financially and otherwise, to SST IV and advisable and in the best interests of SST IV and the SST IV stockholders, the SST IV Board and the SST IV Special Committee considered a number of factors, including the following factors which the SST IV Board and the SST IV Special Committee viewed as supporting their respective decisions to approve the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, and for the SST IV Board to recommend approval of the Merger pursuant to the Merger Agreement to the SST IV stockholders:

•	the financial condition, business operations and assets of each of SST IV and SmartStop, independently and as the Combined Company;

•

the receipt by the SST IV stockholders of the Merger Consideration provides the SST IV stockholders the opportunity to continue ownership in the Combined Company, which may provide a number of potential benefits, including;

○

the Combined Company’s portfolio would have a more diverse asset mix than SST IV’s portfolio on a stand-alone basis, both in terms of occupancy rates and geographic location, including an increased presence in key markets;

○	the Combined Company’s balance sheet would have increased equity and liquidity as compared to SST IV on a stand-alone basis;

○

the Combined Company would benefit from the (i) elimination of certain duplicative overhead costs, including those associated with SST IV and SmartStop being public companies, and (ii) creation of a more streamlined and efficient business structure;

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the Combined Company’s self-managed and fully integrated structure allows the combined portfolios to grow without the costs associated with being externally advised, including asset management, construction management, and property management fees;

○

the enhanced size and scale of the Combined Company may improve access to capital markets and reduce the cost of capital, which may be used to support strategic investments to drive growth opportunities;

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the Combined Company’s better access to capital may permit the Combined Company to meet the additional capital needs for SST IV’s assets and, therefore, to hold SST IV assets longer in order to potentially achieve better returns on those assets than could be achieved by SST IV because of the potential need for SST IV to sell assets prematurely to raise capital; and

○	as stockholders in the fully-integrated Combined Company, current SST IV stockholders may see a reduction in the timeline to liquidity as a result of the Merger;

•

the SST IV Board’s and the SST IV Special Committee’s belief that the Merger is the best available option for SST IV and its stockholders as compared to other options, including (i) continuing to operate SST IV on a stand-alone basis, (ii) liquidating SST IV’s assets, (iii) seeking a merger with a third party, or (iv) listing its shares on a national securities exchange;

•	the risks associated with alternatives to the Merger, namely:

○

an immediate liquidation of SST IV may not yield favorable sale prices in light of (i) challenges with respect to certain SST IV assets, (ii) risks related to the transition of operations to a new management team, and (iii) such sale being burdened by incentive distributions and other potential payments that would be payable in connection with a transaction with a third party, which fees are not payable in connection with the Merger;

○	SST IV’s size and other factors would make it difficult to list its shares on a national securities exchange;

○

SST IV’s prospects as a stand-alone entity are limited by (i) its size relative to its expenses, (ii) the additional capital needs of its assets and its limited cash and limited ability to raise additional capital, and (iii) the potential need to liquidate assets that are not fully stabilized to provide liquidity; and

○

SST IV’s cash flow from operations may not fully fund SST IV’s regular stockholder distributions, and actions SST IV could take to fund distributions from sources other than cash flow from operations, such as borrowings, could negatively affect SST IV’s NAV in the future;

•

the financial analyses performed by KeyBanc and reviewed with the SST IV Special Committee and the written opinion of KeyBanc, dated November 10, 2020, that, as of that date, and based upon, and subject to, the various assumptions, qualifications, limitations and other matters considered in connection with the preparation of its opinion, the Merger Consideration is fair, from a financial point of view, to the Unaffiliated Holders (see “—Opinion of SST IV Special Committee’s Financial Advisor”);

•	the value of the Merger Consideration based on the Exchange Ratio represents a premium to the most recently announced estimated per share NAV of SST IV;

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the Exchange Ratio in the Merger Agreement will not fluctuate as a result of changes in the value of either SST IV or SmartStop, which provides certainty as to the pro forma percentage ownership of the Combined Company by the SST IV and SmartStop stockholders, respectively, and limits the impact of external factors on the Merger;

•	the SST IV Board’s familiarity with the members of the SmartStop Board and its management team;

•	the Combined Company will be managed by a team that is familiar with all of the SST IV and SmartStop assets that will be owned by the Combined Company;

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the integrated organizational structure of the Combined Company will allow SmartStop to focus its efforts on the operation of the Combined Company instead of on two separate REITs and thereby to achieve substantial operating and cost efficiencies.

•	the closing of the Merger is not subject to a financing or due diligence contingency;

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the Merger Agreement does not include a condition to closing with respect to either party’s existing debt arrangements, which increases certainty of closing; and the parties’ belief that they have strong relationships with their lenders and are highly confident that any lender consents, which are not conditions to the closing of the Merger Agreement, will be obtained;

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the terms of the Merger Agreement were negotiated on an arm’s-length basis between the SST IV Special Committee, with the assistance of its advisors, on the one hand, and the SmartStop Special Committee, with the assistance of its advisors, on the other hand;

•	the Merger is subject to approval by SST IV stockholders, which requires the affirmative vote of a majority of votes entitled to be cast;

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the Merger Agreement provides SST IV with the ability, under certain specified circumstances, to consider an Acquisition Proposal if the SST IV Special Committee determines, in good faith, that it is reasonably expected to lead to a Superior Proposal and provides the SST IV Board with the ability, under certain specified circumstances, to make an Adverse Recommendation Change and to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal upon payment to SmartStop of a termination payment of $7.2 million (which represents approximately 3.0% of SST IV’s equity value);

•	the SST IV Board may also change or withdraw its recommendation in the instance of an Intervening Event;

•	the Merger Agreement permits SST IV to continue to pay its stockholders regular distributions in the ordinary course of business through the closing of the Merger;

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the structure of the transaction, including the fact that the Merger is intended to qualify as a reorganization for U.S. federal income tax purposes and is, therefore, not expected to be taxable to the SST IV stockholders;

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the commitment on the part of each of SST IV and SmartStop to close the Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any governmental authority or other third party consents as a condition to the closing of the Merger, and the likelihood that the Merger will be completed on a timely basis and without the challenges frequently encountered integrating unrelated companies based on, among other things, the fact that there is substantial overlap in the management team of each of SST IV and SmartStop; and

•	the other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement.

The SST IV Special Committee and the SST IV Board also considered a variety of risks and other potentially negative factors in making its determinations with respect to the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement, including the following factors:

•	the Merger will not result in a liquidity event for stockholders of SST IV and there is no guarantee that the Combined Company will complete a liquidity event;

•	different strategic alternatives could prove to have been more beneficial to the SST IV stockholders than the Merger;

•

if the Merger is completed, then SST IV will no longer exist as an independent public company and the SST IV stockholders will only be able to participate in any future earnings growth SST IV might have achieved solely through their ownership of SmartStop Class A Common Stock;

•	changes in local and national economic conditions may adversely impact the Combined Company’s operating results;

•	KeyBanc did not, and is under no obligation to, update, revise, reaffirm or withdraw its opinion, or otherwise consider events occurring or discovered after the date of its opinion;

•

the Merger Agreement does not require SmartStop to cause any of the independent directors of SST IV to be elected to the Combined Company’s board of directors effective as of the closing of the Merger;

•	the Combined Company may not be able to raise additional capital on acceptable terms and conditions, if at all;

•

the estimated value of the SmartStop Class A Common Stock to be received by the SST IV stockholders may decline if the Combined Company does not fully realize, or does not realize at all, any of the anticipated benefits of the Merger (including cost savings and economies of scale) as rapidly or to the extent anticipated;

•

a prolonged period of operations before the Combined Company pursues or achieves a liquidity event could, when coupled with expected general and administrative expenses for the Combined Company, result in lower returns to the SST IV stockholders than other strategic alternatives;

•

the terms of the Merger Agreement limit SST IV’s ability to (i) initiate, solicit, knowingly encourage or facilitate any inquiries, proposals, offers or other activities that constitute, or may reasonably be expected to lead to, an Acquisition Proposal and (ii) furnish any confidential information to, or engage in negotiations with, a third party interested in pursuing an alternative strategic transaction;

•

a termination payment of $7.2 million that SST IV is required to pay under the Merger Agreement and the requirement, in certain circumstances, to reimburse up to $1.5 million for expenses incurred by SmartStop may have discouraged, and may, in the future, discourage, third parties from making a competing Acquisition Proposal that may be more advantageous to the SST IV stockholders;

•

because the Exchange Ratio in the Merger Agreement will not fluctuate as a result of changes in the value of SST IV or SmartStop, a decline in the value of SmartStop unmatched by a similar decline in the value of SST IV, or an increase in the value of SST IV without a similar increase in the value of SmartStop, would reduce the relative value of the shares of the SmartStop Class A Common Stock received by the SST IV stockholders in the Merger;

•

the potential disruption to SST IV’s business that may result from the announcement of the Merger and the risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Merger;

•	the risk of stockholder litigation relating to the Merger;

•	the SST IV stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger;

•

the terms of the Merger Agreement place restrictions on the operation of SST IV’s business during the period between signing the Merger Agreement and the closing of the Merger, which restrictions may delay or prevent SST IV from undertaking business opportunities that may arise;

•

SST IV and SmartStop have common management; therefore, conflicts of interest may arise when the individuals who comprise the management teams of SST IV and SmartStop are assisting the SST IV Board and SmartStop Board in connection with the Merger, and some of SST IV’s directors and executive officers have interests with respect to the Merger that are different from, and in addition to, those of the SST IV stockholders generally;

•	the risk that, while the Merger is expected to be completed, there is no assurance that all of the conditions to the parties’ obligations to complete the Merger will be satisfied or waived;

•	the risk that SmartStop’s assumption of SST IV’s debt may be more costly than expected or result in adverse changes in terms or that certain indebtedness may have to be refinanced;

•	the expenses incurred and to be incurred in connection with the Merger; and

•	the types and nature of the risks described under “Risk Factors” beginning on page 23.

This discussion of the foregoing information and factors considered by the SST IV Special Committee and the SST IV Board in reaching their conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the Merger and all other transactions contemplated by the

Merger Agreement, and the complexity of these matters, the SST IV Special Committee and the SST IV Board did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the material factors considered, and individual members of the SST IV Special Committee and the SST IV Board may have given different weights to different material factors. The SST IV Special Committee and the SST IV Board did not reach a specific conclusion with respect to the factors considered and, instead, conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks and negative consequences of the Merger Agreement, the Merger and all other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the SST IV Special Committee and the SST IV Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49.

After careful review and consideration and for the reasons set for above, the SST IV Board, upon the unanimous recommendation of the SST IV Special Committee, unanimously recommends to the SST IV stockholders that they vote: (i) FOR the Merger Proposal, and (ii) FOR the SST IV Charter Amendment Proposal.

SmartStop’s Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the SmartStop Board considered the recommendation of the SmartStop Special Committee. In reaching their respective determinations, the SmartStop Board and the SmartStop Special Committee considered a number of factors, including the following material factors that the SmartStop Board and the SmartStop Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement:

•

Benefits of the Merger: The issuance of shares of SmartStop Class A Common Stock as merger consideration is a cost efficient use of capital for SmartStop, which is expected to provide several significant potential strategic and financial benefits, including the following:

○	better positioning for the Combined Company to take advantage of opportunities, including facilitating an eventual liquidity event, as a result of its increased size and scale;

○	adding a high quality self-storage portfolio consisting of assets already being managed by SmartStop;

○	a more diverse asset mix, both in terms of occupancy rates and geography, including expansion in the State of Texas;

○	increased presence in key markets, including California, Florida and the Greater Toronto Area of Ontario, Canada;

○	improved access to capital markets, which could be used to support strategic investments to drive growth opportunities;

○	significant cost of capital advantages generally enjoyed by REITs with greater scale;

○	a lower overall leverage ratio of the Combined Company compared to that of SmartStop; and

○	expected operating and cost efficiencies resulting from the combination of a complementary company managed by SmartStop;

•

Fixed Exchange Ratio: The Exchange Ratio, which will not fluctuate as a result of changes in the relative values of SmartStop and SST IV, provides certainty as to the respective pro forma percentage ownership of the Combined Company by SmartStop stockholders and limits the impact of external factors on the Merger;

•

Familiarity with Businesses: Because SmartStop already manages SST IV, SmartStop management, the SmartStop Special Committee and the SmartStop Board have extensive knowledge of the business, operations, properties, financial condition, earnings and prospects of SST IV, as well as the current and prospective environment in which SST IV operates, including economic and market conditions, which will allow SmartStop management to focus its efforts on the operation of a single, integrated REIT;

•

Commitment to and Likelihood of Consummation: Each of SmartStop and SST IV has committed to complete the Merger as reflected in their respective obligations under the terms of the Merger Agreement; there are no financing or diligence conditions to the closing of the Merger; the Outside Date allows for sufficient time to complete the Merger; and the stockholder approval required to complete the Merger is likely to be obtained;

•

Ability of SmartStop to Continue to Pay Dividends / Operate in the Ordinary Course: The Merger Agreement permits SmartStop to continue to pay to SmartStop stockholders regular dividends and other distributions consistent with past practice and otherwise to continue to conduct its business in the ordinary course in the period between the execution of the Merger Agreement and the effective time of the Merger, subject only to limitations and restrictions on the taking of certain prescribed actions;

•	Unsolicited Acquisition Proposals: The Merger Agreement provides SmartStop with the ability to match a competing proposal which the SST IV Special Committee determines is a Superior Proposal;

•

No Go-Shop Provision: The Merger Agreement prohibits SST IV from initiating, soliciting, knowingly encouraging or facilitating any inquiries or the making of any proposal, offer or other action that constitutes an Acquisition Proposal;

•

Termination Fee: In the event SST IV terminates the Merger Agreement following a change in the SST IV Board’s recommendation and/or in order to enter into an agreement with respect to a Superior Proposal, SmartStop is entitled to a termination payment of $7.2 million;

•

Expense Reimbursement: In the event SST IV terminates the Merger Agreement due to a breach of SST IV’s representations and warranties, SmartStop is entitled to collect its transaction expenses from SST IV in an aggregate amount not to exceed $1.5 million;

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Third Party Consents: The Merger Agreement does not include a condition to closing with respect to either REIT’s existing debt arrangements, which increases certainty of closing; and SmartStop believes that it has strong relationships with both REITs’ lenders and is confident that lender consents, which are not conditions to the closing of the Merger Agreement, will be obtained, if necessary;

•

Arms’ Length Negotiations: The Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement were negotiated on an arm’s length basis between the SmartStop Special Committee and its advisors, on the one hand, and the SST IV Special Committee and its advisors, on the other hand;

•	SmartStop Stockholder Approval: The Merger does not require approval by SmartStop’s stockholders, which increases the likelihood of closing the Merger;

•

SST IV Stockholder Approval: Under the terms of the Merger Agreement, SST IV must put the Merger to a vote of SST IV stockholders even if the SST IV Board has made an Adverse Recommendation Change (unless the Merger Agreement is terminated in accordance with its terms); and

•

Tax Efficient Transaction: The Merger is intended to qualify as a reorganization for U.S. federal income tax purposes, resulting in the issuance of shares of SmartStop Class A Common Stock in the Merger on a tax-deferred basis.

The SmartStop Board and the SmartStop Special Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following material factors:

•

Effect of Potential Non-Consummation or Delay in Consummation of the Transactions: There is a risk that the Merger may not be completed, or that completion may be unduly delayed, and that such a result may have a negative effect on SmartStop operating results in light of the transaction costs incurred prior to the execution of the Merger Agreement;

•

Risk of Non-Consummation of a Liquidity Event: The Merger will not result in an immediate liquidity event for SmartStop stockholders and there is no guarantee that the Combined Company will complete a liquidity event;

•	Risk of Not Obtaining Approval: There is a risk that SST IV stockholders do not approve the Merger or the SST IV Charter Amendment;

•

Debt Assumption: There is a risk that SmartStop’s assumption of SST IV’s debt may be more costly than expected or result in adverse changes in terms or that certain indebtedness may have to be refinanced;

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Expense Reimbursement: The Merger Agreement provides that SmartStop will pay SST IV its transaction expenses (in an amount not to exceed $1.5 million) in the event SST IV terminates the Merger Agreement due to SmartStop’s breach of its representations and warranties;

•	Uncertainty of Anticipated Strategic / Financial Benefits: There is a risk that the anticipated strategic and financial benefits of the Merger may not be realized;

•

Termination of SST IV Advisory Agreement: Upon the termination of the SST IV Advisory Agreement, SmartStop will no longer receive the asset management fees and other expense reimbursements provided for under the SST IV Advisory Agreement;

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Elimination of Property Management Fees: Upon consummation of the Merger, construction management and property management fees that would otherwise be due pursuant to SST IV’s property management agreements will be eliminated;

•

Risks Involved with Common Management: SmartStop and SST IV are affiliated entities, and there are conflicts of interest inherent where the individuals who comprise the management teams of each entity assisted in connection with the Merger;

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Risk of Diverting Management Attention: There is a risk that SmartStop management’s focus and resources will be diverted from operational matters and other strategic opportunities while working to implement the Merger;

•	Transaction Expenses: Substantial costs will be incurred in connection with the Merger, including the transaction expenses arising from the Merger;

•

Post-Signing Restrictions on SmartStop’s Conduct of Business: The restrictions on the conduct of SmartStop business prior to the consummation of the Merger could delay or prevent SmartStop from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of SmartStop absent the pending completion of the Merger;

•	Appraisal Rights: The SmartStop stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger; and

•

Exchange Ratio: Because the Exchange Ratio will not fluctuate as a result of changes in the value of SmartStop or SST IV, a decline in the value of SST IV unmatched by a similar decline in the value of SmartStop, or an increase in the value of SmartStop without a similar increase in the value of SST IV, would impact the relative value of SST IV in a manner adverse to SmartStop.

The foregoing discussion of the factors considered by the SmartStop Board and the SmartStop Special Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes certain material factors considered by the SmartStop Board and the SmartStop Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the SmartStop Board and the SmartStop Special Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered, and individuals may have given different weights to different factors. The SmartStop Board and the SmartStop Special Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of SST IV Special Committee’s Financial Advisor

The SST IV Special Committee retained KeyBanc to act as its financial advisor in connection with the Merger, and has requested that KeyBanc evaluate the fairness, from a financial point of view, to the holders of shares of SST IV common stock (other than SmartStop, Merger Sub and their respective affiliates) (the “Unaffiliated Holders”) of the consideration to be paid to the Unaffiliated Holders pursuant to the Merger Agreement. In selecting KeyBanc, the SST IV Special Committee considered, among other things, the fact that KeyBanc is a reputable investment banking firm with substantial experience advising companies in the self storage sector and in providing strategic advisory services in general.

On November 10, 2020, KeyBanc rendered an oral opinion to the SST IV Special Committee and, at the SST IV Special Committee’s direction, to the SST IV Board, which was subsequently confirmed in a written opinion as of the same date, as to the fairness, from a financial point of view, to the Unaffiliated Holders of the consideration to be paid to the Unaffiliated Holders pursuant to the Merger Agreement, based upon and subject to the assumptions made, matters considered and limitations and qualifications upon the review undertaken by KeyBanc.

The full text of KeyBanc’s written opinion, dated November 10, 2020, is attached to this Proxy Statement and Prospectus as Annex C and incorporated by reference herein. You should read KeyBanc’s opinion carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by KeyBanc in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. KeyBanc’s opinion was prepared for the use of the SST IV Special Committee and the SST IV Board, and addressed only the fairness from a financial point of view, as of the date of the opinion, of the consideration to be paid to the Unaffiliated Holders pursuant to the Merger Agreement. It does not constitute advice or a recommendation as to how any stockholder should vote with respect to the Merger or any other matter, and does not in any manner address the price at which shares of SST IV Common Stock or SmartStop Common Stock will trade at any time, if ever.

In connection with rendering its opinion, KeyBanc, among other things:

•	reviewed a draft copy of the Merger Agreement, dated November 6, 2020, which KeyBanc understood to be in substantially final form;

•	reviewed certain publicly available information concerning SST IV and SmartStop, that KeyBanc considered relevant to its inquiry;

•	reviewed certain other internal information, primarily financial in nature, concerning SST IV’s business and operations furnished to KeyBanc by SST IV for purposes of its analysis;

•	reviewed certain other internal information, primarily financial in nature, concerning SmartStop’s business and operations furnished to KeyBanc by SmartStop for purposes of its analysis;

•

reviewed certain publicly available information with respect to the financial performance and securities of certain other publicly traded companies that KeyBanc believed to be comparable to SST IV and SmartStop; and

•	reviewed certain publicly available information concerning the financial terms of certain other transactions that KeyBanc considered relevant to its inquiry.

In its review and analysis and in arriving at its opinion, KeyBanc assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with KeyBanc or publicly available and further relied upon the assurances of SST IV’s management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. KeyBanc also assumed that the representations and warranties of each of the parties to the Merger Agreement are and will be true and correct in all respects material to its analysis. KeyBanc was not engaged to, and has not independently attempted to, verify any of such information or its accuracy or completeness. KeyBanc also relied upon SST IV’s management as to the reasonableness and achievability of the SST IV projections (and the assumptions and bases therefor) provided to KeyBanc and, with SST IV’s consent, KeyBanc assumed that such forecast was reasonably prepared on bases that reflected the best available estimates and judgments of SST IV’s management of SST IV’s future financial performance and other matters covered thereby. KeyBanc also relied upon SmartStop management as to the reasonableness and achievability of the SmartStop projections (and the assumptions and bases therefor) provided to KeyBanc and, with SmartStop’s consent, KeyBanc assumed that such forecast was reasonably prepared on bases that reflected the best available estimates and judgments of SmartStop’s management of SmartStop’s future financial performance and other matters covered thereby. KeyBanc was not engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and KeyBanc expresses no view as to such forecasts or assumptions. In addition, KeyBanc has not conducted a physical inspection, valuation or appraisal of any of SST IV’s or SmartStop’s assets (including properties or facilities) or liabilities. KeyBanc is also not expressing any view or opinion with respect to, and, at the SST IV Special Committee’s direction, KeyBanc relied upon, the assessments of SST IV’s representatives regarding legal, regulatory, accounting, tax and similar matters relating to SST IV, SmartStop and the Merger, as to which matters KeyBanc understands that SST IV obtained such advice as SST IV deemed necessary from qualified advisors and professionals. KeyBanc also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on SST IV, SmartStop or the Merger that would be meaningful to its analysis.

KeyBanc’s opinion is based on economic and market conditions and other circumstances existing on, and information made available to KeyBanc as of, the date of its opinion and does not address any matters subsequent to such date. In addition, KeyBanc’s opinion is, in any event, limited to the fairness, as of the date of its opinion, from a financial point of view, of the consideration to be paid to the Unaffiliated Holders pursuant to the Merger Agreement and does not address SST IV’s underlying business decision to engage in the Merger or any other terms of the Merger, or the fairness of the Merger, or any consideration paid in connection therewith, to SST IV’s creditors or other SST IV constituencies. In addition, KeyBanc does not express any opinion as to (i) the fairness of the Merger or (ii) the amount or the nature of the compensation now paid or to be paid, in each case, to any of SST IV’s directors, officers or employees, or class of such persons, relative to the consideration to be paid to public stockholders of SST IV. KeyBanc has not evaluated nor does it express any opinion on the solvency or viability of the parties to the Merger Agreement or their respective affiliates or the ability of such parties to pay their respective obligations when they come due. It should be noted that although subsequent developments may affect KeyBanc’s opinion, KeyBanc does not have any obligation to update, revise or reaffirm its opinion.

KeyBanc’s opinion does not constitute a recommendation as to any action the SST IV Special Committee or the SST IV Board should take in connection with the Merger or the other transactions contemplated by the Merger Agreement or any aspect thereof and is not a recommendation to any director of SST IV, any security holder or other party on how that person should act or vote with respect to the Merger or related transactions and proposals or any other matter.

The summary set forth below does not purport to be a complete description of the financial analyses performed by KeyBanc, but describes, in summary form, the material elements of the presentation that KeyBanc made to the SST IV Special Committee and the SST IV Board on November 10, 2020, in connection with KeyBanc’s opinion. The following is a summary of the material financial analyses performed by KeyBanc in arriving at its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses KeyBanc employed in reaching its conclusion.

KeyBanc’s opinion was only one of many factors considered by the SST IV Special Committee and the SST IV Board in evaluating the proposed Merger. Neither KeyBanc’s opinion nor its financial analyses were determinative of the Exchange Ratio or of the views of the SST IV Special Committee, the SST IV Board or SST IV’s management with respect to the Exchange Ratio or the Merger. The summary text describing each financial analysis does not constitute a complete description of KeyBanc’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by KeyBanc. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by KeyBanc with respect to any of the analyses performed by it in connection with its opinion. Rather, KeyBanc made its determination as to the fairness, from a financial point of view, to the Unaffiliated Holders of the Exchange Ratio to those stockholders in the Merger pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by KeyBanc in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before November 10, 2020 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions, and other factors that influence the price of securities.

Summary of Financial Analyses of SST IV’s Financial Advisor

Valuation Analysis of SST IV

As part of its analysis, KeyBanc performed a valuation analysis of SST IV on a standalone basis using the valuation approaches described below. In conducting its analysis of SST IV, KeyBanc differentiated among three different types of assets owned by SST IV: (1) established assets that had an operating history as a self storage facility in the market and an established market presence (“SST IV Established Assets”), (2) growth assets that were in lease-up following a renovation, re-development or completion of development (“SST IV Growth Assets”) and (3) joint venture assets (“SST IV Joint Venture Assets”). In order to reach a view regarding a valuation range for the SST IV Established Assets, KeyBanc analyzed the historical and projected financial results of the SST IV Established Assets, as well as third party market statistics, and applied the following valuation techniques: (a) a comparable public companies analysis; (b) a comparable portfolio transaction analysis; and (c) a NAV analysis. In addition, KeyBanc utilized the following valuation techniques for the SST IV Growth Assets: (i) a discounted cash flow analysis and (ii) a NAV analysis. SST IV Joint Venture Assets were valued at cost or cost plus 15%, as further detailed below. No individual methodology can be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to SST IV or the Merger, and they all differ in material ways. Accordingly, an analysis of the results described below involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or precedent transactions to which they are being compared. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and the ranges applied in KeyBanc’s analysis were considered in conjunction with its experience and the exercise of judgment. KeyBanc used these analyses to determine the impact of various operating metrics on the implied value per share of SST IV Common Stock. Each of these analyses yielded a range of implied values, and the implied value ranges developed from these analyses were viewed by KeyBanc collectively and not individually.

SST IV Established Assets - Analysis of Comparable Public Companies

For the SST IV Established Assets, KeyBanc reviewed and compared certain publicly available financial information, valuation multiples, and market trading data relating to SST IV and selected publicly traded companies, including publicly traded equity REITs which principally own and operate self storage properties, that KeyBanc believed, based on its experience with companies in the self storage industry, to be similar to SST IV’s current operations for purposes of this analysis. Financial data of the selected companies were based on public filings and other publicly available information. For each of these comparable public companies, KeyBanc calculated the applicable company’s implied capitalization rate (“Company Cap Rate”) for the next 12 months, using next 12 months’ net operating income, financial statements as of the most recent filings, and market data relating to such comparable companies, each as available from third party sources, and its professional judgment and experience and calculated the mean Company Cap Rate for the comparable publicly traded companies.

KeyBanc reviewed data of SST IV and each of the following selected publicly traded companies in the self storage industry, the operations of which KeyBanc deemed comparable to the self storage assets included in SST IV’s portfolio for purposes of this analysis, based on its professional judgment and experience, which companies KeyBanc refers to as “Peers”.

•	Public Storage
•	Extra Space Storage, Inc.
•	CubeSmart
•	Life Storage, Inc.
•	National Storage Affiliates Trust

The implied forward 12 month Company Cap Rates were 5.1%, 4.9%, 4.9%, 5.0%, and 4.5% for Public Storage, Extra Space Storage, Inc., CubeSmart, Life Storage, Inc. and National Storage Affiliates Trust, respectively, with an average of 4.8%. KeyBanc applied the average of the Company Cap Rates implied by public market values of each of the comparable companies to the SST IV Established Assets’ 2020 budgeted NOI of $12.5 million and applied a range based on a spread of 0.25% to the average Company Cap Rate. As a result, KeyBanc determined an implied portfolio value range of the SST IV Established Assets of $247.9 million to $275.2 million.

No company utilized in the selected publicly traded companies analysis is identical to SST IV. In particular, each of the selected publicly traded companies is larger than SST IV and has liquid stock. In evaluating selected publicly traded companies, KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond SST IV’s control, such as the impact of competition on SST IV and the industry generally, industry growth, and the absence of any material adverse change in SST IV’s financial condition and prospects or the self storage industry or the financial markets in general.

SST IV Established Assets - Analysis of Comparable Portfolio Transactions

KeyBanc also performed an analysis of selected comparable portfolio transactions involving self storage companies that shared certain characteristics with the Merger. Such analysis was only utilized to analyze the value of the SST IV Established Assets as the portfolios included in the comparable portfolio transactions analysis largely consist of established assets. Based on publicly available information and industry research reports, including certain financial data and the purchase prices paid, KeyBanc identified 22 completed or pending transactions involving self storage companies occurring in the past five years. For each of these transactions for comparison purposes, KeyBanc applied the ranges implied by the 25th and 75th percentiles of the portfolio transaction comparables to the 2020 budgeted NOI for the SST IV Established Assets, which equaled a range of 5.1% to 5.9% (the “Cap Rate Range”). KeyBanc also applied a 5% range in either direction around the average dollar-per-square foot metric for the portfolio transaction comparables to the square footage of the SST IV Established Assets, which equaled a range of $157 to $174 (the “Square Foot Range”). In establishing a range of potential values for the SST IV Established Assets as compared to the portfolio transaction comparables, KeyBanc utilized both the Cap Rate Range and the Square Foot Range. To create a low end and high end, KeyBanc utilized the lowest implied value and the highest implied value between the Cap Rate Range and the Square Foot Range, respectively. The selected transactions were as follows:

Closed Date	Acquirer	Seller
Pending	Blackstone	Brookfield Asset Management
September 29, 2020	Life Storage, Inc.	Sovran HHF Storage Holdings II
March 19, 2020	CubeSmart	StoreSmart
March 10, 2020	Life Storage, Inc.	Life Storage, Inc.
August 31, 2019	Blackstone Real Estate Income Trust	Andover Properties, LLC
July 8, 2019	Inland Real Estate Group of Companies	Life Storage, Inc.
June 5, 2019	SROA Capital LLC	CubeSmart & Heitman LLC
April 10, 2019	Inland Private Capital Corporation	Devon Self Storage Holdings LLC
January 24, 2019	Strategic Storage Trust II	Strategic Storage Growth Trust
December 28, 2018	CBRE Global Investors Ltd	William Warren Group, Inc.
December 17, 2018	Heitman	Life Storage Inc.
August 30, 2018	National Storage Affiliates, Heitman	Simply Self Storage
May 31, 2018	ASB Real Estate	William Warren Group, Carlyle Group
August 31, 2017	Prime Group Storage	Storage Investment Management
June 5, 2017	Life Storage REIT	Spensa Development Group
November 10, 2016	National Storage Affiliates	Kayne Anderson
October 4, 2016	National Storage Affiliates, Heitman	iStorage
July 15, 2016	Sovran Self Storage	Life Storage
June 1, 2016	Strategic Storage Trust II	Mindful Capital Group
April 1, 2016	Inland Private Capital Corporation	Metro Storage LLC
March 22, 2016	Brookfield Property Group	Oaktree Capital Management, L.P.
January 26, 2016	Life Storage, Inc.	Harrison Street Capital

This analysis indicated the following implied valuation of the SST IV Established Assets:

	Transaction Statistics
	Cap Rate Analysis	$ / SF Analysis
25th Percentile / 5% Premium to Mean	5.1%	$174
Mean	5.5%	$166
75th Percentile / 5% Discount to Mean	5.9%	$157
	Implied Valuation (in millions)
High Range	$244	$267
Mean	$229	$254
Low Range	$212	$241

No company or portfolio transaction utilized as a comparison in the analysis of selected comparable portfolio transactions is identical to SST IV or directly comparable to the Merger in business mix, timing and size. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the value of the companies to which SST IV is being compared. In evaluating the selected precedent transactions, KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond SST IV’s control, such as the impact of competition on SST IV and the industry generally, industry growth and the absence of any adverse material change in SST IV’s financial conditions and prospects or the self storage industry or the financial markets in general.

SST IV Established Assets & Growth Assets - NAV Analysis

KeyBanc reviewed certain financial data and the purchase prices paid in 351 real estate transactions involving self storage assets, for which relevant information was publicly available or available from third party data sources commonly used in the real estate industry, to determine a net asset value for the SST IV Established Assets and SST IV Growth Assets. KeyBanc selected the 351 asset sale transactions based on the following criteria:

•

closed transactions involving individual self storage assets in the same geographic market as the relevant SST IV Established Asset or SST IV Growth Asset (geographic range varies based on transaction volume within each market);

•	transactions closed since June 2015; and

•	transactions including assets of similar quality where dollar-per-square foot data was disclosed.

KeyBanc obtained the capitalization rate, which is generally the net operating income of a subject property divided by the purchase price (the “Property Cap Rate”) and the dollar-per-square foot metric, which is generally the purchase price divided by the square footage of the subject property (the “Square Foot Metric”), where available, for each of the selected transactions from third party data sources commonly used in the real estate industry. For SST IV Established Assets, KeyBanc applied the Property Cap Rate to individual properties where KeyBanc deemed the Property Cap Rate more relevant to such property. Alternatively, KeyBanc applied the Square Foot Metric generally to individual properties in markets that have more consistent dollar-per-square foot data but limited publicly available comparable capitalization rate information and to individual properties which KeyBanc evaluated and deemed the Property Cap Rate less relevant. KeyBanc applied a 15% portfolio premium to the total NAV to reflect the appropriate premium a portfolio the size of SST IV’s could be expected to achieve. KeyBanc utilized those results to determine an estimated gross asset value of the SST IV Established Assets of $256.0 million, and applied a range of 5% above and below this estimate. As a result, KeyBanc determined an implied portfolio value range of the SST IV Established Assets of $243.2 million to $268.8 million.

For SST IV Growth Assets, KeyBanc only utilized the Square Foot Metric for each selected transaction because KeyBanc determined that, given the growth nature of the SST IV Growth Assets, applying a capitalization rate approach was not appropriate. Each Square Foot Metric calculated was applied to the individual assets. KeyBanc determined high and low ranges by applying a 5% range to the average Square Foot Metric value of the comparable single asset transactions, and KeyBanc also applied a 15% premium to the total NAV to reflect a customary premium a portfolio the size of SST IV’s could be expected to achieve. As a result of these analyses, KeyBanc calculated an implied portfolio value range of the SST IV Growth Assets of $69.6 million to $76.9 million.

No asset utilized in the NAV analysis is identical to any of the assets in SST IV’s portfolio. For example, the transactions used in this analysis occurred in different economic climates than the current one, involved companies with different property profiles and were completed using different consideration. KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. NAV analysis in isolation from other analyses is not an effective method of evaluating transactions.

SST IV Growth Assets - Analysis of Discounted Cash Flow

KeyBanc performed an illustrative discounted cash flow analysis of the SST IV Growth Assets included in SST IV’s portfolio, which is designed to determine an implied valuation of the SST IV Growth Assets in SST

IV’s portfolio by discounting to the present the future expected cash flows from such assets. KeyBanc performed the discounted cash flow analysis on the SST IV Growth Assets using assumptions reflective of each SST IV Growth Asset’s stage in the growth process.

KeyBanc analyzed the projections of unlevered free cash flows of the SST IV Growth Assets for the Year 1 through Year 5 periods that were included in the SST IV projections. Unlevered free cash flows were determined by taking projected NOI of the SST IV Growth Assets for the Year 1 through Year 5 periods that were included in the SST IV projections and subtracting capital expenditures. In estimating the portfolio’s weighted average cost of capital (“WACC”), KeyBanc utilized the expected investor market return for similar Class A self storage assets. KeyBanc assumed a WACC range of 8.50% to 9.00% in completing its analysis, which is a range around the 8.67% expected investor return for Class A assets based on third party data. The WACC was used as a discount rate for the SST IV Growth Assets.

KeyBanc used a discount rate of 8.67% applied to the SST IV projections to determine the present value of the free cash flow of the SST IV Growth Assets. KeyBanc then calculated the SST IV Growth Assets’ terminal value in Year 6 by applying an exit capitalization rate from the average of the precedent self storage portfolio transactions of 5.50% to the projected Year 6 NOI. KeyBanc then calculated the portfolio value of the SST IV Growth Assets by adding the implied present value of unlevered free cash flows and the implied present value of the terminal value. This analysis implied a portfolio valuation range of $78.8 million to $86.8 million for the SST IV Growth Assets.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of SST IV’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

SST IV Valuation Analysis Conclusions

As detailed above, KeyBanc utilized a number of valuation approaches in arriving at a valuation range for SST IV’s portfolio. However, certain approaches are more relevant than others for SST IV’s portfolio. KeyBanc thus created high and low cases to create a relevant valuation range for SST IV’s portfolio.

In preparing the high case valuation, KeyBanc valued (1) the SST IV Established Assets at the high end of the range for the comparable portfolio transactions analysis approach ($266.6 million), (2) the SST IV Growth Assets at the high end of the range for the discounted cash flow analysis approach ($86.8 million) and (3) the SST IV Joint Venture Assets at cost plus 15% ($24.2 million), suggesting a high end valuation of $377.6 million.

In preparing the low case valuation, KeyBanc valued (1) the SST IV Established Assets at the low end of the range for the NAV analysis approach ($243.2 million), (2) the SST IV Growth Assets at the high end of the NAV analysis approach ($76.9 million) and (3) the SST IV Joint Venture Assets at cost ($21.0 million), suggesting a low end valuation of $341.2 million.

KeyBanc’s analysis of SST IV’s portfolio suggested a total real estate value in the range of $341.2 million to $377.6 million. After making adjustments for net other assets, debt and transaction costs, and taking into account the approximately 10.6 million shares of SST IV Common Stock outstanding as of September 30, 2020 (including solely for this purpose partnership units of SST IV OP that are not owned by SST IV), the total real estate value range implied a range of $20.57 to $24.02 per share of SST IV Common Stock.

Valuation Analysis of SmartStop

As part of its analysis, KeyBanc performed a valuation analysis of SmartStop on a standalone basis using the valuation approaches described below. In conducting its analysis of SmartStop, KeyBanc differentiated among two different types of assets owned by SmartStop: (1) established assets that had an operating history as a self storage facility in the market and an established market presence (“SmartStop Established Assets”) and (2) growth assets that were in lease-up following a renovation, re-development or completion of development (“SmartStop Growth Assets”). In order to reach a view regarding a valuation range for the SmartStop Established Assets, KeyBanc analyzed the historical and projected financial results of the SmartStop Established Assets, as well as third party market statistics, and applied the following valuation techniques: (a) a comparable public companies analysis and (b) a comparable portfolio transaction analysis. In addition, KeyBanc utilized the following valuation techniques for the SmartStop Growth Assets: (i) a discounted cash flow analysis and (ii) a NAV analysis. No individual methodology can be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to SmartStop or the Merger, and they all differ in material ways. Accordingly, an analysis of the results described below involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or precedent transactions to which they are being compared. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and the ranges applied in KeyBanc’s analysis were considered in conjunction with its experience and the exercise of judgment. KeyBanc used these analyses to determine the impact of various operating metrics on the implied value per share of SmartStop Common Stock. Each of these analyses yielded a range of implied values, and the implied value ranges developed from these analyses were viewed by KeyBanc collectively and not individually.

SmartStop - Analysis of Comparable Public Companies

For the SmartStop Established Assets, KeyBanc reviewed and compared certain publicly available financial information, valuation multiples, and market trading data relating to SmartStop and selected publicly traded companies, including publicly traded equity REITs which principally own and operate self storage properties, that KeyBanc believed, based on its experience with companies in the self storage industry, to be similar to SmartStop’s current operations for purposes of this analysis. Financial data of the selected companies were based on public filings and other publicly available information. For each of these comparable companies, KeyBanc calculated the applicable Company Cap Rate for the next 12 months, using next 12 months’ net operating public income, financial statements as of the most recent filings, and market data relating to such comparable companies, each as available from third party sources, and its professional judgment and experience and calculated the mean Company Cap Rate for the comparable publicly traded companies.

KeyBanc reviewed data of SmartStop and each of the following selected publicly traded companies in the self storage industry, the operations of which KeyBanc deemed comparable to the self storage assets included in SmartStop’s portfolio for purposes of this analysis, based on its professional judgment and experience, which companies KeyBanc refers to as “Peers”.

•	Public Storage
•	Extra Space Storage, Inc.
•	CubeSmart
•	Life Storage, Inc.
•	National Storage Affiliates Trust

The implied forward 12 month Company Cap Rates were 5.1%, 4.9%, 4.9%, 5.0%, and 4.5% for Public Storage, Extra Space Storage, CubeSmart, Life Storage and National Storage Affiliates Trust, respectively, with an average of 4.8%. KeyBanc applied the average of the Company Cap Rates implied by public market values of each of the comparable companies to the SmartStop Established Assets’ 2020 budgeted NOI of $57.4 million and applied a range based on a spread of 0.25% to the average Company Cap Rate. As a result, KeyBanc determined an implied portfolio value range of the SmartStop Established Assets of $1,136.6 million to $1,261.5 million.

No company utilized in the selected publicly traded companies analysis is identical to SmartStop. In particular, each of the selected publicly traded companies is larger than SmartStop and has liquid stock. In evaluating selected publicly traded companies, KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond SmartStop’s control, such as the impact of competition on SmartStop and the industry generally, industry growth, and the absence of any material adverse change in SmartStop’s financial condition and prospects or the self storage industry or the financial markets in general.

SmartStop Established Assets - Analysis of Comparable Portfolio Transactions

KeyBanc also performed an analysis of selected comparable portfolio transactions involving self storage companies that shared certain characteristics with the Merger. Such analysis was only utilized to analyze the value of the SmartStop Established Assets as the portfolios included in the comparable portfolio transactions analysis largely consist of established assets. Based on publicly available information and industry research reports, including certain financial data and the purchase prices paid, KeyBanc identified 22 completed or pending transactions involving self storage companies occurring in the past five years. For each of these transactions for comparison purposes, KeyBanc applied the ranges implied by the 25th and 75th percentiles of the portfolio transaction comparables to the 2020 budgeted NOI for the SmartStop Established Assets, which equaled the Cap Rate Range. KeyBanc also applied a 5% range in either direction around the average dollar-per-square foot metric for the portfolio transaction comparables to the square footage of the SmartStop Established Assets, which equaled the Square Foot Range. In establishing a range of potential values for the SmartStop Established Assets as compared to the portfolio transaction comparables, KeyBanc utilized both the Cap Rate Range and the Square Foot Range. To create a low end and high end, KeyBanc utilized the lowest implied value and the highest implied value between the Cap Rate Range and the Square Foot Range, respectively. The selected transactions were as follows:

Closed Date	Acquirer	Seller
Pending	Blackstone	Brookfield Asset Management
September 29, 2020	Life Storage, Inc.	Sovran HHF Storage Holdings II
March 19, 2020	CubeSmart	StoreSmart
March 10, 2020	Life Storage, Inc.	Life Storage, Inc.
August 31, 2019	Blackstone Real Estate Income Trust	Andover Properties, LLC
July 8, 2019	Inland Real Estate Group of Companies	Life Storage, Inc.
June 5, 2019	SROA Capital LLC	CubeSmart & Heitman LLC
April 10, 2019	Inland Private Capital Corporation	Devon Self Storage Holdings LLC
January 24, 2019	Strategic Storage Trust II	Strategic Storage Growth Trust
December 28, 2018	CBRE Global Investors Ltd	William Warren Group, Inc.
December 17, 2018	Heitman	Life Storage Inc.
August 30, 2018	National Storage Affiliates, Heitman	Simply Self Storage
May 31, 2018	ASB Real Estate	William Warren Group, Carlyle Group
August 31, 2017	Prime Group Storage	Storage Investment Management
June 5, 2017	Life Storage REIT	Spensa Development Group
November 10, 2016	National Storage Affiliates	Kayne Anderson
October 4, 2016	National Storage Affiliates, Heitman	iStorage
July 15, 2016	Sovran Self Storage	Life Storage
June 1, 2016	Strategic Storage Trust II	Mindful Capital Group
April 1, 2016	Inland Private Capital Corporation	Metro Storage LLC
March 22, 2016	Brookfield Property Group	Oaktree Capital Management, L.P.
January 26, 2016	Life Storage, Inc.	Harrison Street Capital

This analysis indicated the following implied valuation of the SmartStop Established Assets:

	Transaction Statistics
	Cap Rate Analysis	$ / SF Analysis
25th Percentile / 5% Premium to Mean	5.1%	$174
Mean	5.5%	$166
75th Percentile / 5% Discount to Mean	5.9%	$157
	Implied Valuation (in millions)
High Range	$1,117	$1,144
Mean	$1,051	$1,089
Low Range	$973	$1,035

No company or portfolio transaction utilized as a comparison in the analysis of selected comparable portfolio transactions is identical to SmartStop or directly comparable to the Merger in business mix, timing and size. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the value of the companies to which SmartStop is being compared. In evaluating the selected precedent transactions, KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond SmartStop’s control, such as the impact of competition on SmartStop and the industry generally, industry growth and the absence of any adverse material change in SmartStop’s financial conditions and prospects or the self storage industry or the financial markets in general.

SmartStop Growth Assets - Analysis of Discounted Cash Flow

KeyBanc performed an illustrative discounted cash flow analysis of the SmartStop Growth Assets, which is designed to determine an implied valuation of the SmartStop Growth Assets by discounting to the present the future expected cash flows from such assets. KeyBanc performed the discounted cash flow analysis on the SmartStop Growth Assets using assumptions reflective of each SmartStop Growth Asset’s stage in the growth process.

KeyBanc analyzed the projections of unlevered free cash flows of the SmartStop Growth Assets for the Year 1 through Year 5 periods that were included in the SmartStop projections. Unlevered free cash flows were determined by taking projected NOI of the SmartStop Growth Assets for the Year 1 through Year 5 periods that were included in the SmartStop projections and subtracting capital expenditures. In estimating the SmartStop portfolio’s WACC, KeyBanc utilized the expected investor market return for similar Class A self storage assets. KeyBanc assumed a WACC range of 8.50% to 9.00% in completing its analysis, which is a range around the 8.67% expected investor return for Class A assets based on third party data. The WACC was used as a discount rate for the SmartStop Growth Assets.

KeyBanc used a discount rate of 8.67% applied to the SmartStop projections to determine the present value of the free cash flow of the SmartStop Growth Assets. KeyBanc then calculated the SmartStop Growth Assets’ terminal value in Year 6 by applying an exit capitalization rate from the average of the precedent self storage portfolio transactions of 5.50% to the projected Year 6 SmartStop NOI. KeyBanc then calculated the portfolio value of the SmartStop Growth Assets by adding the implied present value of unlevered free cash flows and the implied present value of the terminal value. This analysis implied a portfolio valuation range of $245.9 million to $269.1 million for the SmartStop Growth Assets.

While discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of SmartStop’s present or future value or results. Discounted cash flow analysis in isolation from other analyses is not an effective method of evaluating transactions.

SmartStop Growth Assets - NAV Analysis

KeyBanc reviewed certain financial data and the purchase prices paid in 365 real estate transactions involving self storage assets, for which relevant information was publicly available or available from third party data sources commonly used in the real estate industry, to determine a net asset value for the SmartStop Growth Assets. KeyBanc selected the 365 asset sale transactions based on the following criteria:

•

closed transactions involving individual self storage assets in the same geographic market as the relevant SmartStop Growth Asset (geographic range varies based on transaction volume within each market);

•	transactions closing since June 2015; and

•	transactions including assets of similar quality where dollar-per-square foot data was disclosed.

KeyBanc obtained the Square Foot Metric for each of the selected transactions from third party data sources commonly used in the real estate industry. For SmartStop Growth Assets other than those located at Fruitland Road, Torbarrie Road and 515 Centennial Road in Canada, KeyBanc only utilized the Square Foot Metric for each selected transaction because KeyBanc determined that, given the growth nature of the SmartStop Growth Assets, applying a capitalization rate approach was not appropriate. Each Square Foot Metric calculated was applied to the individual assets. KeyBanc determined high and low ranges by applying a 5% range to the average Square Foot Metric value of the comparable single asset transactions, and KeyBanc also applied a 15% premium to the total NAV for each SmartStop Growth Assets other than Fruitland Road, Torbarrie Road and 515 Centennial Road to reflect a customary premium a portfolio the size of SmartStop’s could be expected to achieve.

For the Fruitland Road, Torbarrie Road and 515 Centennial Road Growth Assets (each, a “Canadian Growth Asset”), KeyBanc conducted an individual discounted cash flow analysis for each such asset, as there was not sufficient comparable data available to calculate a relevant Square Foot Metric for these Canadian Growth Assets. KeyBanc’s analysis of each Canadian Growth Asset was conducted in substantially the same manner as the discounted cash flow analysis described in “SmartStop Growth Assets – Analysis of Discounted Cash Flow” above, subject to adjustment as appropriate to reflect the individual nature of each such Canadian Growth Asset.

As a result of these analyses, KeyBanc calculated an implied portfolio value range of the SmartStop Growth Assets of $270.8 million to $286.4 million.

No asset utilized in the NAV analysis is identical to any of the assets in SmartStop’s portfolio. For example, the transactions used in this analysis occurred in different economic climates than the current one, involved companies with different property profiles and were completed using different consideration. KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the Merger Agreement. NAV analysis in isolation from other analyses is not an effective method of evaluating transactions.

SmartStop Management Platform Valuation

To establish an estimated valuation range for SmartStop’s management platform, KeyBanc reviewed certain financial data, including budgeted fee streams, relating to the SmartStop management platform.

KeyBanc established a range of multiples based on a 0.25x spread around a 5.25x EBITDA multiple, which was based on KeyBanc’s review of 21 precedent management company acquisition transactions, to an adjusted version of the SmartStop management platform’s budgeted 2020 EBITDA. KeyBanc adjusted the SmartStop management platform’s budgeted 2020 EBITDA to exclude revenue related to the sale of tenant protection plans or associated with providing protection for the storage of customer’s goods (“Tenant Protection Revenue”). KeyBanc valued the SmartStop management platform’s Tenant Protection Revenue separately at a 10% capitalization rate, which is within the general range of capitalization rates used by equity research analysts to value similar revenue streams for publicly traded self storage REIT’s.

KeyBanc’s analysis resulted in a valuation range for the SmartStop management platform of $70.0 million to $77.0 million, as follows:

	Implied Valuation (in millions)
High Range	$75.5	$77.0
Mean	$72.7	$74.3
Low Range	$70.0	$71.6

No management company or acquisition transaction utilized as a comparison in the analysis of the SmartStop management platform is identical to SmartStop’s management platform or directly comparable to the Merger in business mix, timing and size. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the value of the management companies to which the SmartStop management platform is being compared. In evaluating the selected precedent management company acquisition transactions, KeyBanc made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond SmartStop’s control, such as the impact of competition on SmartStop’s management platform and the industry generally, industry growth and the absence of any adverse material change in the SmartStop management platform’s financial conditions and prospects or the self storage industry or the financial markets in general. Additionally, management company valuations are highly negotiated. For these and other reasons, KeyBanc’s valuation of the SmartStop management platform is speculative.

SmartStop Valuation Analysis Conclusions

As detailed above, KeyBanc utilized a number of valuation approaches in arriving at a valuation range for SmartStop’s portfolio. However, certain approaches are more relevant than others for SmartStop’s portfolio. KeyBanc thus created high and low cases to create a relevant valuation range for the SmartStop portfolio.

In preparing the high case valuation, KeyBanc valued (1) the SmartStop Established Assets at the high end of the range for the comparable public companies analysis approach ($1,261.5 million), (2) the SmartStop Growth Assets at the high end of the range for the NAV analysis approach ($286.4 million), and (3) the SmartStop management platform at the high end of the high range ($77.0 million), suggesting a high end valuation of $1,624.9 million.

In preparing the low case valuation, KeyBanc valued (1) the SmartStop Established Assets at the high end of the comparable portfolio transactions analysis approach ($1,143.7 million), (2) the SmartStop Growth Assets at the high end of the range for the discounted cash flow analysis approach ($269.1 million), and (3) the SmartStop management platform at the low end of the low range ($70.0 million), suggesting a low end valuation of $1,482.8 million.

KeyBanc’s analysis of SmartStop’s portfolio and management platform suggests a valuation range of $1,482.8 million to $1,624.9 million of total real estate and management company value. After making adjustments for net affiliate payables, debt, transaction costs and preferred equity, and taking into account the approximately 69.4 million shares of SmartStop Common Stock outstanding as of September 30, 2020 (without taking into account any preferred equity conversion, and including solely for this purpose partnership units of SmartStop OP that are not owned by SmartStop), the total valuation range for SmartStop represented an implied share price range of $9.17 to $11.22 per share of SmartStop Common Stock.

Overall Valuation Analysis Conclusions

Based on the implied price per share of each of SST IV and SmartStop, as determined pursuant to the methodologies described above, KeyBanc calculated an implied exchange ratio reference range of 1.8338x to 2.6191x, as compared to the Exchange Ratio of 2.1875x.

KeyBanc observed that its analysis supported its determination that the Merger Consideration to be paid to the Unaffiliated Holders pursuant to the Merger Agreement is fair, from a financial point of view, as of the date of the opinion, to such holders.

Miscellaneous

In connection with KeyBanc’s services as the financial advisor to the SST IV Special Committee, pursuant to a letter agreement dated August 2020, SST IV will pay KeyBanc an aggregate fee of approximately $1.5 million, $500,000 of which was payable upon KeyBanc’s delivery of its opinion, and the remaining portion of which is payable upon, and subject to, consummation of the Merger. In addition, SST IV has agreed to reimburse KeyBanc for certain of its expenses and to indemnify KeyBanc and related persons against various potential liabilities, including certain liabilities that may arise in connection with KeyBanc’s engagement.

From January 2018 through November 10, 2020, KeyBanc and its affiliates performed banking and other related services for SST IV and received aggregate compensation from SST IV of approximately $3.2 million (not including any fees in connection with KeyBanc’s engagement in connection with the Merger). In addition, from January 2018 through November 10, 2020, KeyBanc and its affiliates, including KeyBank National Association., which is the administrative agent under an existing secured term loan for SmartStop, provided commercial and investment banking services to SmartStop, for which SmartStop paid aggregate compensation of approximately $10.6 million.

KeyBanc, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, and private placements. In the ordinary course of business, certain of KeyBanc’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, SST IV, SmartStop or any other party that may be involved in the Merger and their respective affiliates or any currency or commodity that may be involved in the Merger. KeyBanc or its affiliates may provide investment and corporate banking services to SST IV, SmartStop and their respective affiliates in the future, for which KeyBanc or its affiliates may receive customary fees. KeyBanc provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including, without limitation, derivative securities, of SST IV, SmartStop or their respective affiliates for its own account and for the accounts of customers.

Certain SmartStop and SST IV Unaudited Financial Projections

SmartStop and SST IV do not, as a matter of course, publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the inherent uncertainty and subjectivity underlying assumptions and estimates. In connection with the SST IV Special Committee’s consideration of the Merger, management for SmartStop and SST IV prepared certain non-public unaudited financial projections, derived from SmartStop’s and SST IV’s property-level projections, regarding the anticipated future performance on a stand-alone basis of the SmartStop Growth Assets and the SST IV Growth Assets for each of the next five years (collectively, the “projections”), which are summarized below. The projections were provided, in whole or in part, to the SmartStop Special Committee and its financial advisor and to the SST IV Special Committee and its financial advisor.

The projections are summarized in this Proxy Statement and Prospectus solely to give SST IV stockholders access to certain non-public information that was made available to the SST IV Special Committee, and KeyBanc in connection with the Merger, and are not included in this Proxy Statement and Prospectus to influence any SST IV stockholder to make any investment or voting decision with respect to the Merger. KeyBanc was authorized to use and rely upon the projections for purposes of providing its valuation analyses and fairness opinion to the

SST IV Special Committee and the SST IV Board. The SmartStop projections assume (1) a stabilization of SmartStop Growth Assets occurring approximately in Year 2 and (2) a property level rental rate growth of 3% upon stabilization. The SmartStop Established Assets are assumed to be stabilized. As such, the SmartStop Established Assets are not separately included in the SmartStop projections, but fall within the assumed property level rental rate growth of 3% upon stabilization. Management for SmartStop reviewed each of these assumptions and found them to be reasonable. The SST IV projections assume (1) a stabilization of SST IV Growth Assets occurring approximately in Year 4 and (2) a property level rental rate growth of 3% upon stabilization. The SST IV Established Assets are assumed to be stabilized. As such, the SST IV Established Assets are not separately included in the SST IV projections, but fall within the assumed property level rental rate growth of 3% upon stabilization. Management for SST IV reviewed each of these assumptions and found them to be reasonable.

The projections were prepared solely for internal use and are subjective in many respects. The inclusion of a summary of the projections in this Proxy Statement and Prospectus should not be regarded as an indication that any of SmartStop, SST IV, the SmartStop Special Committee, the SST IV Special Committee, Stanger, KeyBanc or any other person considered, or now considers, this information to be necessarily predictive of actual future results or events. There can be no assurance that the prospective results will be realized or that actual results will not differ materially from the projections.

The projections were not prepared with a view toward public disclosure or soliciting proxies, nor were they prepared with a view toward compliance with GAAP or with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither SmartStop’s independent auditors, SST IV’s independent auditors, nor any other independent accountants, have compiled, examined or performed any audit or other procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm of SmartStop contained in the consolidated financial statements of SmartStop for the years ended December 31, 2019, 2018, and 2017, included herein, and the report of the independent registered public accounting firm of SST IV contained in the consolidated financial statements of SST IV for the years ended December 31, 2019, 2018, and 2017, included herein, relate to the historical financial statements of SmartStop and SST IV, respectively. They do not extend to the projections and should not be read to do so.

Furthermore, the projections do not necessarily reflect SmartStop’s and SST IV’s current estimates and do not take into account any circumstances or events occurring after the date they were prepared. In particular, the projections do not give effect to the Merger, nor do they take into account the effect of any failure of the Merger to occur.

The projections reflect numerous assumptions and estimates as to future events. The projections were based on assumptions and estimates that management of SmartStop and SST IV believed were reasonable at the time the projections were prepared, taking into account relevant information available to SmartStop’s and SST IV’s management at the time, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 23 and 49, respectively, and in SmartStop’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020, attached as Annex D to this Proxy Statement and Prospectus, and SST IV’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020, attached as Annex E to this Proxy Statement and Prospectus. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of SmartStop and SST IV and will be beyond the control of the Combined Company.

Certain financial measures included in the projections were not prepared in accordance with GAAP and there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, and may not be directly comparable to similarly titled measures of competitors of SmartStop or SST IV or other companies generally. As a result, non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the projections) provided to a board of directors or financial advisor in connection with a business combination transaction (such as the Merger) are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the SST IV Special Committee, or KeyBanc in connection with the Merger. Accordingly, no reconciliation of the financial measures included in the projections is provided in this Proxy Statement and Prospectus.

The inclusion of a summary of the projections herein should not be deemed an admission or representation by SmartStop or SST IV that such projections are viewed by SmartStop or SST IV as material information of SmartStop or SST IV. The projections should be evaluated in conjunction with SmartStop’s and SST IV’s reported financial results and the risk factors with respect to the business of SmartStop and SST IV, respectively. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49 and “Where You Can Find More Information” on page 220.

The following summarizes the projections for the SmartStop Growth Assets:

	Projected (Dollars in millions)
	Year 1	Year 2	Year 3	Year 4	Year 5
NOI	$11.1	$14.4	$14.8	$15.3	$15.7
Unlevered Free Cash Flow	$10.5	$13.7	$14.2	$14.6	$15.1

The following summarizes the projections for the SST IV Growth Assets:

	Projected (Dollars in millions)
	Year 1	Year 2	Year 3	Year 4	Year 5
NOI	$0.5	$2.2	$4.0	$5.1	$5.4
Unlevered Free Cash Flow	$0.3	$2.1	$3.8	$4.9	$5.3

EXCEPT AS MAY BE REQUIRED BY APPLICABLE SECURITIES LAWS, SMARTSTOP AND SST IV DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Interests of SST IV’s Directors and Executive Officers in the Merger

Under the terms of the Merger Agreement, immediately prior to the effective time of the Merger, the vesting and forfeiture restrictions on restricted shares of SST IV Common Stock granted under the SST IV Equity Incentive Plan will lapse and such shares will be fully vested in the holder thereof. The shares of SST IV Common Stock represented thereby will be considered outstanding and will have the same rights and be subject to the same conditions in the Merger as other shares of SST IV Common Stock, including the right to receive the Merger Consideration. In connection with the Merger, an aggregate of 7,000 restricted shares of SST IV Common Stock owned by SST IV’s independent directors will vest and will convert into the right to receive an aggregate of 15,312.5 shares of SmartStop Class A Common Stock.

The Merger Agreement provides that rights relating to indemnification, exculpation, advancement of expenses and directors’ and officers’ insurance for SST IV’s current directors and officers will be continued for six years after the completion of the Merger. These arrangements are described more fully in “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification,” beginning on page 197.

Relationship of SST IV and SmartStop

SRA, which is the sponsor of SST IV, is controlled and owned by SmartStop. SST IV Advisor is owned and controlled by SRA. Messrs. Schwartz, McClure, Johnson and Look are executive officers of each of SST IV and SmartStop, and Mr. Schwartz is a director of each of SST IV and SmartStop.

Directors and Management of the Combined Company After the Merger

The management and board of directors of the Combined Company after the Merger will remain the same as that of SmartStop.

Regulatory Approvals Required for the Merger

SmartStop and SST IV are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Timing of the Merger

The Merger is expected to be completed in the first quarter of 2021. Neither SST IV nor SmartStop can predict, however, the actual date on which the Merger will be completed, or if it will be completed at all, because it is subject to the satisfaction or waiver of several closing conditions. See “The Merger Agreement—Conditions to Completion of the Merger.”

Accounting Treatment of the Merger

SmartStop prepares its financial statements in accordance with GAAP. The Merger will be accounted for by using the asset acquisition accounting rules, which requires the application of a screen test to evaluate if substantially all the fair value of the acquired entity is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. In addition, the rules require the identification of the acquiror, the determination of the acquisition date, the determination of the fair value of consideration and the recognition and measurement, at relative fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquired entity. After consideration of all applicable factors pursuant to the business combination accounting rules, the Merger will be treated as an asset acquisition under GAAP, with SmartStop being the acquiror.

Issuance of Shares of SmartStop Class A Common Stock

Pursuant to the Merger Agreement, as soon as practicable following the effective time of the Merger, SmartStop will cause STAS, the transfer agent in connection with the Merger, to record on the stock records of SmartStop the issuance of shares of SmartStop Class A Common Stock equal to the merger consideration that is issuable to each former holder of shares of SST IV Common Stock (including any fractional shares thereof). As a result, each holder of record of shares of SST IV Common Stock as of the effective time of the Merger will automatically receive, without such holder taking any action, shares of SmartStop Class A Common Stock issuable to such holder as merger consideration. Shares of SmartStop Class A Common Stock issuable as merger consideration in exchange for shares of SST IV Common Stock will be in uncertificated book-entry form.

Deregistration of SST IV Common Stock

If the Merger is completed, SST IV Common Stock will be deregistered under the Exchange Act, and SST IV will no longer file periodic reports with the SEC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations of the Merger to U.S. holders and non-U.S. holders (each as defined below) of shares of SST IV Common Stock and of the ownership and disposition of shares of SmartStop Class A Common Stock received in the Merger.

This summary is for general information only and is not tax advice. This summary assumes that holders of SST IV Common Stock (or, following the Merger, of SmartStop Class A Common Stock) hold such SST IV Common Stock or SmartStop Class A Common Stock as a capital asset within the meaning of Section 1221 of the Code. This summary is based upon the Code, Treasury Regulations promulgated under the Code, referred to herein as Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes and certain excise taxes applicable to REITs, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the Merger or the ownership and disposition of shares of SmartStop Class A Common Stock received in the Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to persons or entities that are subject to special treatment under U.S. federal income tax law, including, for example:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•

persons or entities who hold shares of SST IV Common Stock (or, following the Merger, SmartStop Class A Common Stock) pursuant to the exercise of any employee stock option or otherwise as compensation;

•	individuals or entities subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	broker, dealers or traders in securities;

•	U.S. expatriates and former citizens of the United States;

•

persons holding shares of SST IV Common Stock (or, following the Merger, SmartStop Class A Common Stock) as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons or entities deemed to sell SST IV Common Stock (or, following the Merger, SmartStop Class A Common Stock) under the constructive sale provisions of the Code;

•	United States persons or entities whose functional currency is not the U.S. dollar;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	“qualified shareholders” as defined in Section 897(k)(3)(A) of the Code; or

•	persons or entities subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

For purposes of this summary, a “holder” means a beneficial owner of shares of SST IV Common Stock (or, following, the Merger, of SmartStop Class A Common Stock), and a “U.S. holder” means a holder that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a United States court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this summary, a “non-U.S. holder” means a holder that is not a “U.S. holder” and not a partnership.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of SST IV Common Stock (or, following the Merger, SmartStop Class A Common Stock), the tax treatment of an owner of such entity or arrangement generally will depend on the status of the owner, the activities of the entity or arrangement and certain tax determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes holding shares of SST IV Common Stock (or, following the Merger, SmartStop Class A Common Stock) and the owners of such entities or arrangements should consult their own tax advisors regarding the U.S. federal income tax consequences to them.

This discussion of material U.S. federal income tax consequences of the Merger and of the ownership and disposition of SmartStop Class A Common Stock received in the Merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF SMARTSTOP CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the Merger

Qualification of the Merger as a Reorganization

The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the Merger that Bass Berry, or other nationally recognized tax counsel, renders an opinion to SST IV and Nelson Mullins, or other nationally recognized tax counsel, renders an opinion to SmartStop to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by SST IV and SmartStop regarding factual matters

(including those contained in the tax representation letters provided by SST IV and SmartStop), and covenants undertaken by SST IV and SmartStop. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the Merger could differ from those described in the tax opinions and in this summary. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. Accordingly, the tax opinions are not a guarantee of the legal outcome of the Merger or any tax benefits that may be derived from the Merger.

Consequences of the Merger to Holders of SST IV Common Stock

The following discussion summarizes the material U.S. federal income tax consequences of the Merger to holders of SST IV Common Stock assuming the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

A holder of SST IV Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of SmartStop Class A Common Stock in exchange for shares of SST IV Common Stock in connection with the Merger.

A holder will have an aggregate tax basis in SmartStop Class A Common Stock it receives in the Merger equal to the holder’s aggregate tax basis in its SST IV Common Stock surrendered pursuant to the Merger. If a holder acquired any of its shares of SST IV Common Stock at different prices and/or at different times, Treasury Regulations provide guidance on how such holder may allocate its tax basis to shares of SmartStop Class A Common Stock received in the Merger. Such holders should consult their own tax advisors regarding the proper allocation of their basis among its shares of SmartStop Class A Common Stock received in the Merger under these Treasury Regulations.

The holding period of SmartStop Class A Common Stock received by a holder in connection with the Merger will include the holding period of SST IV Common Stock surrendered in connection with the Merger. Holders owning blocks of shares of SST IV Common Stock acquired at different times or different prices should consult their own tax advisors with respect to identifying the holding periods of the particular shares of SmartStop Class A Common Stock received in the Merger.

Certain Reporting Requirements

Under applicable Treasury Regulations, “significant holders” of SST IV Common Stock generally will be required to comply with certain reporting requirements. A U.S. holder is a “significant holder” if, immediately before the Merger, such holder held 1% or more, by vote or value, of the total outstanding SST IV Common Stock or has a basis in SST IV non-stock securities of at least $1,000,000. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the closing of the Merger. U.S. holders should consult their own tax advisors as to whether they may be treated as a “significant holder.”

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. HOLDERS OF SST IV COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of SST IV and SmartStop

Tax Opinions from Counsel Regarding REIT Qualification of SST IV and SmartStop

It is a condition to the obligation of SST IV to complete the Merger that SST IV receive an opinion of Nelson Mullins (or other nationally recognized tax counsel to SST IV) to the effect that, commencing with SmartStop’s taxable year ended December 31, 2014, SmartStop has been organized and operated in conformity with the requirements for qualification and taxation as a REIT pursuant to Sections 856 through 860 of the Code, and SmartStop’s ownership, organization and proposed method of operation will enable SmartStop to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on customary representations made by SmartStop. This opinion will not be binding on the IRS or the courts. The Combined Company intends to continue to operate in a manner to qualify as a REIT following the Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

It is a condition to the obligation of SmartStop to complete the Merger that SmartStop receive an opinion of Nelson Mullins (or other nationally recognized tax counsel to SmartStop) to the effect that commencing with SST IV’s taxable year ended December 31, 2017, SST IV has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and SST IV’s ownership, organization and proposed method of operation will enable SST IV to continue to meet the requirements for qualification and taxation as a REIT, through the effective time of the Merger, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by SST IV regarding factual matters. This opinion will not be binding on the IRS or the courts.

No ruling from the IRS has been or is expected to be requested regarding the qualification of SmartStop, SST IV or the Combined Company as a REIT.

Tax Liabilities and Attributes Inherited from SST IV

If SST IV failed to qualify as a REIT for any of its taxable years for which the applicable period for assessment had not expired, SST IV would be liable for (and the Combined Company will be obligated to pay) U.S. federal corporate income tax on its taxable income for such years, and, assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company must distribute any earnings and profits of SST IV by the close of the taxable year in which the Merger occurs and will be subject to tax on the built-in gain on each SST IV asset existing at the time of the Merger if the Combined Company were to dispose of the SST IV asset in a taxable transaction during the five-year period following the Merger. Such tax will be imposed at the highest regular corporate rate in effect as of the date of the sale. Moreover, even if SST IV qualified as a REIT at all relevant times, the Combined Company similarly will be liable for other unpaid taxes (if any) of SST IV (such as the 100% tax on gains from any sales treated as “prohibited transactions”). Furthermore, after the Merger, the asset and gross income tests applicable to REITs will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from SST IV, and to all of the gross income of the Combined Company, including the gross income derived from the assets the Combined Company acquires from SST IV. As a result, the nature of the assets that the Combined Company acquires from SST IV and the gross income the Combined Company derives from such assets will be taken into account in determining the qualification of the Combined Company as a REIT.

SST IV’s qualification as a REIT depends on SST IV’s ability to satisfy numerous requirements, some on an annual and others on a quarterly basis. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which are not entirely within the control of SST IV.

Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of SmartStop Class A Common Stock

This section summarizes the material U.S. federal income tax consequences under current law generally resulting from the election of SmartStop to be taxed as a REIT and the acquisition, ownership and disposition of SmartStop Class A Common Stock. For purposes of this section “SmartStop” and the “Combined Company” will be used interchangeably.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of the securities of the Combined Company and of the election of SmartStop to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of the Combined Company

SmartStop has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2014. SmartStop believes that it has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with its taxable year ended December 31, 2014, and that its intended manner of operation will enable the Combined Company to continue to meet the requirements for qualification as a REIT for U.S. federal income tax purposes. However, qualification and taxation as a REIT depend upon the Combined Company’s ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that SmartStop has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if the Combined Company fails to qualify as a REIT.

Provided the Combined Company qualifies for taxation as a REIT, it generally will not be required to pay U.S. federal corporate income taxes on its REIT taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” (i.e. taxation at both the corporate and the stockholder levels) that generally results from investment in a C corporation. The Combined Company will, however, be subject to U.S. federal income taxes as follows:

•

First, the Combined Company will be required to pay regular U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•

Second, if the Combined Company has (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, the Combined Company will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property the Combined Company acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”

•

Third, the Combined Company will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fourth, if the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, it will be required to pay a tax equal to (1) the greater of (A) the amount by which it fails to satisfy the 75% gross income test and (B) the amount by which it fails to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect its profitability.

•

Fifth, if the Combined Company fails to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and the Combined Company nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused the Combined Company to fail such test.

•

Sixth, if the Combined Company fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, the Combined Company may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

•

Seventh, the Combined Company will be required to pay a 4% nondeductible excise tax to the extent it fails to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for the year, (2) 95% of its capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•

Eighth, if the Combined Company acquires any asset from a corporation that is or has been a C corporation in a transaction in which the Combined Company’s tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then it generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (1) the fair market value of the asset over (2) its adjusted tax basis in the asset, in each case determined as of the date on which it acquired the asset.

•

Ninth, the Combined Company’s subsidiaries that are C corporations, including any taxable REIT subsidiary (“TRS”) of the Combined Company, as described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

•	Tenth, the Combined Company will be required to pay a 100% excise tax on transactions with its TRSs that are not conducted on an arm’s-length basis.

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Eleventh, if the Combined Company fails to comply with the requirement to send annual letters to its stockholders holding at least a certain percentage of its stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of its stock, and the failure is not due to reasonable cause or is due to willful neglect, the Combined Company will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

The Combined Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on its assets and operations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that satisfied each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial ownership;

(3)	It would be taxable as a domestic corporation, but for its qualification as a REIT;

(4)	It is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	It is beneficially owned by 100 or more persons;

(6)

Not more than 50% in value of the outstanding stock or shares of beneficial interest of which are owned, actually or constructively, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of each taxable year;

(7)

It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9)	It meets certain other requirements, described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

The Code provides that requirements (1) through (4), and (8) must be satisfied during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (which, in SmartStop’s case, was 2014). For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust. For purposes of requirement (8) above, SmartStop has and the Combined Company will continue to have a calendar taxable year, and thereby satisfies this requirement.

SmartStop believes that it has been organized and has operated in a manner that has allowed SmartStop, and will continue to allow the Combined Company, to satisfy conditions (1) through (9) during the relevant time periods. In addition, the SmartStop Charter provides for restrictions regarding ownership and transfer of SmartStop’s shares that are intended to assist it in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to SmartStop Common Stock is contained in the discussion in this Proxy Statement and Prospectus under the heading “Description of SmartStop Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that SmartStop has previously satisfied, and may not ensure that the Combined Company will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If the Combined Company fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, the Combined Company complies with the rules contained in applicable Treasury Regulations that require the Combined Company to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, it will be treated as having met this requirement. See “—Failure to Qualify.”

Ownership of Interests in Partnerships and Limited Liability Companies

The Combined Company owns various direct and indirect interests in entities that are partnerships and limited liability companies for state law purposes. A partnership or limited liability company that has a single owner, as determined under U.S. federal income tax laws, generally is disregarded from its owner for U.S. federal income tax purposes. Many of the partnerships and limited liability companies owned by the Combined Company currently are disregarded from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as its assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements. An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, its proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as the assets and items of gross income of the Combined Company for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), its proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, its proportionate share is based on its proportionate interest in the capital of the entity. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Combined Company’s Ownership of Interests in Entities Taxable as Partnerships.”

The Combined Company has control of its operating partnership and the subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for the Combined Company’s qualification as a REIT. If the Combined Company becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the Combined Company’s status as a REIT or require it to pay tax, the Combined Company may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Combined Company to fail a gross income or asset test, and that the Combined Company would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In such a case, the Combined Company could fail to qualify as a REIT unless it were entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries

The Combined Company may from time to time own and operate certain properties through wholly owned subsidiaries that it intends to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as the Combined Company’s qualified REIT subsidiary if the Combined Company owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries the Combined Company owns are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as the Combined Company’s assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and the Combined Company’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs

The Combined Company and its operating partnership may own interests in companies that elect or have elected, together with the Combined Company, to be treated as the Combined Company’s TRSs, including but not limited to, SmartStop TRS, Inc., SS Growth TRS, Inc., SS Growth TRS II, Inc., Strategic Storage TRS IV, Inc. and certain entities organized as corporations under Canadian law that hold title to properties in a nominee capacity for which TRS elections were made by SmartStop and SST IV. The Combined Company may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT.

Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of its tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to its parent REIT that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to its parent REIT or on its behalf. Rents will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to a parent REIT from a TRS, will be treated as dividend income received from a corporation. The corporate income tax liability of the Combined Company’s TRSs may reduce the cash flow generated by the Combined Company and its subsidiaries in the aggregate and limit the Combined Company’s ability to make distributions to its stockholders and may affect its compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See “—Gross Income Tests—Rents from Real Property” and “—Gross Income Tests—Prohibited Transaction Income.” A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Gross Income Tests

The Combined Company must satisfy two gross income tests annually to qualify and maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year generally must consist of the following:

•	rents from real property;

•

interest on debt secured by mortgages on real property or on interests in real property and interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets (other than gain from prohibited transactions);

•	income and gain derived from foreclosure property; and

•

income derived from the temporary investment of new capital attributable to the issuance of its stock or a public offering of its debt with a maturity date of at least five years and that the Combined Company received during the one-year period beginning on the date on which the Combined Company received such new capital.

Second, in general, at least 95% of its gross income for each taxable year must consist of income that is qualifying for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities (including interest and gain from debt instruments of “publicly offered REITs” to the extent those debt instruments are not secured by real property or an interest in real property (“Nonqualified Publicly Offered REIT Debt Instruments”)) or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that the Combined Company holds primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from “hedging transactions,” as defined in “—Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to rent received by the Combined Company.

Rents from Real Property. Rents the Combined Company receives from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount the Combined Company receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

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Neither the Combined Company nor an actual or constructive owner of 10% or more of its capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents the Combined Company receives from such a tenant that is a TRS of the Combined Company, however, will not be excluded from the definition of “rents from real property” as a result of excess ownership by the Combined Company if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by the Combined Company’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease;

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Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, the Combined Company may transfer a portion of such personal property to a TRS; and

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The Combined Company generally may not operate or manage the property or furnish or render noncustomary services to its tenants, subject to a 1% de minimis exception and except as provided below. The Combined Company may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, the Combined Company may employ an independent contractor from whom it derives no revenue to provide customary services to the Combined Company’s tenants, or a TRS (which may be wholly or partially owned by the Combined Company) to provide both customary and non-customary services to the Combined Company’s tenants without causing the rent the Combined Company receives from those tenants to fail to qualify as “rents from real property.”

The Combined Company generally does not intend to take actions it believes will cause it to fail to satisfy the rental conditions described above. However, there can be no assurance that the IRS would not challenge its conclusions, including the calculation of its personal property ratios, or that a court would agree with its conclusions. If such a challenge were successful, the Combined Company could fail to satisfy the 75% or 95% gross income test and thus potentially lose its REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in such real property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time the Combined Company committed to acquire the loan. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, the Combined Company may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Prohibited Transaction Income. The Code imposes a tax of 100% on net income derived by a REIT from a “prohibited transaction,” which is generally a sale or other disposition of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of a trade or business. Such property is also frequently referred to as “dealer property.” Any losses incurred on sales of dealer property may not be used to offset gains from other prohibited transactions. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax (the “Safe Harbor”). In general, under the Safe Harbor, a sale of property will not be treated as a sale of dealer property subject to the 100% tax if: (a) the REIT held the property for at least two years, (b) the aggregate expenditures made by the REIT during the two years preceding the date of sale that are includible in the basis of the property do not exceed 30% of the net selling price, (c) in the case of land or improvements, the REIT has held the property for at least two years for production of rental income, and (d) one of the following is true: (1) during the taxable year the REIT does not make more than seven sales of properties, (2) the aggregate adjusted bases of properties sold during the year does not exceed 10% of the aggregate bases of all of the properties of the REIT at the beginning of the year, (3) the fair market value of properties sold during the year does not exceed 10% of the fair market value of all of the properties of the REIT at the beginning of the year, (4) the aggregate adjusted bases of properties sold during the year does not exceed 20% of the aggregate bases of all of the properties of the REIT at the beginning of the year, provided that the

“3-year average adjusted bases percentage” (generally, the aggregate adjusted bases of properties sold in the three years ending during the year of sale divided by the sum of the aggregate adjusted bases of all properties as of the beginning of each such year) for the taxable year does not exceed 10%, or (5) the fair market value of properties sold during the year does not exceed 20% of the fair market value of all of the properties of the REIT at the beginning of the year, provided that the “3-year average fair market value percentage” (defined similarly to the 3-year average adjusted bases percentage but using fair market values) for the taxable year does not exceed 10%. Additionally, if clauses (d)(2) through (5) are relied upon, substantially all of the marketing and development expenditures with respect to the properties sold were made through an independent contractor from whom the REIT does not itself derive or receive any income or through a TRS.

Hedging Transactions. From time to time, the Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. The Combined Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction the Combined Company enters into in the normal course of its business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by it to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that the Combined Company does not properly identify such transactions as hedges or it hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. The Combined Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% gross income test. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% and 95% gross income tests, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

TRS Income. To the extent the Combined Company’s TRSs pay dividends or interest, its allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property). The Combined Company will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although the Combined Company expects these actions will be sufficient to prevent a violation of the gross income tests, it cannot guarantee that such actions will in all cases prevent such a violation.

Failure to Satisfy Gross Income Tests. The Combined Company intends to monitor its sources of income, including any non-qualifying income received by it, and manage its assets so as to ensure its compliance with the gross income tests. If the Combined Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Combined Company may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. The Combined Company generally may make use of the relief provisions if: (1) its failure to meet these tests was due to reasonable cause and not due to willful neglect; and (2) following its identification of the failure to meet the 75% or 95% gross income tests for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued.

It is not possible, however, to state whether in all circumstances the Combined Company would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions apply, and the Combined Company retains its status as a REIT, a tax would be imposed with respect to its nonqualifying income.

Asset Tests

At the close of each calendar quarter of its taxable year, the Combined Company must also satisfy certain tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Combined Company’s total assets must generally consist of:

•	Cash or cash items, including certain receivables and shares in certain money market funds;

•	Government securities;

•	Interests in real property, including leaseholds and options to acquire real property and leaseholds;

•

Interests in mortgage loans secured by real property, and interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	Stock or shares of beneficial interest in other REITs;

•

Investments in stock or debt instruments during the one-year period following its receipt of new capital that the Combined Company raises through equity offerings or public offerings of debt with at least a five-year term;

•	Debt instruments of publicly offered REITs; and

•	Personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, under the “5% asset test,” of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the value of the Combined Company’s interest in any one issuer’s securities may not exceed 5% of the value of its total assets.

Third, of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the Combined Company may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 20% of the value of the Combined Company’s total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of the Combined Company’s total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Sixth, not more than 25% of the value of the Combined Company’s total assets may be represented by Nonqualified Publicly Offered REIT Debt Instruments.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term “securities” also does not include: certain “straight debt” securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which the Combined Company is an owner to the extent of its proportionate interest in the debt and equity securities of the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

From time to time the Combined Company may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. The Combined Company intends that its ownership of any such securities will be structured in a manner that allows it to comply with the asset tests described above. The Combined Company believes that the assets that the Combined Company holds satisfy the foregoing asset test requirements. The Combined Company will not obtain, nor is the Combined Company required to obtain under the U.S. federal income tax laws, independent appraisals to support its conclusions as to the value of its assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that its ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Failure to Satisfy Asset Tests. The Combined Company will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. Nevertheless, if the Combined Company fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT status if: (1) the Combined Company satisfied the asset tests at the end of the preceding calendar quarter; and (2) the discrepancy between the value of the Combined Company’s assets and the asset test requirements arose from changes in the market values of its assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets. If the Combined Company did not satisfy the second condition described in the preceding sentence, the Combined Company still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that the Combined Company violates the 5% asset test, the 10% vote test or the 10% value test described above, the Combined Company will not lose its REIT status if (1) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (2) the Combined Company disposes of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which the Combined Company identifies such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, the Combined Company will not lose its REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) the Combined Company files a description of each asset causing the failure with the IRS, and (3) the Combined Company disposes of assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which the Combined Company identifies the failure. In such case, the Combined Company must pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income from the non-qualifying assets during the period in which the Combined Company failed to satisfy the asset tests.

Annual Distribution Requirement

To maintain the Combined Company’s qualification as a REIT, each taxable year it is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

•	90% of its REIT taxable income; plus

•	90% of its after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of its REIT taxable income.

For these purposes, the Combined Company’s REIT taxable income is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

The Combined Company generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. Dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by the Combined Company and received by its stockholders on December 31 of the year in which they are declared. Additionally, at the Combined Company’s election, a distribution will be treated as paid in a taxable year if it is declared before the Combined Company timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by the Combined Company’s stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the annual distribution requirement.

In order to be taken into account for purposes of annual distribution requirement, except as provided below, the amount distributed must not be preferential—i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by the Combined Company, provided it qualifies as a “publicly offered REIT.” SmartStop believes that it is, and expects the Combined Company will continue to be, a publicly offered REIT. However, subsidiary REITs it may own from time to time may not be publicly offered REITs.

To the extent that the Combined Company does not distribute all of its net capital gain, or distributes at least 90%, but less than 100%, of its REIT taxable income, it will be required to pay regular U.S. federal corporate income tax on the undistributed amount. SmartStop believes that it has made, and the Combined Company intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirement and to minimize its corporate tax obligations. In this regard, the partnership agreement of the Combined Company’s operating partnership authorizes the Combined Company to take such steps as may be necessary to cause its operating partnership to distribute to its partners an amount sufficient to permit the Combined Company to meet the annual distribution requirement and to minimize its corporate tax obligation.

Under some circumstances, the Combined Company may be able to rectify an inadvertent failure to meet the annual distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In that case, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, the Combined Company will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of the annual distribution requirement, it will be treated as an additional distribution to the Combined Company’s stockholders in the year such dividend is paid. In addition, if a dividend the Combined Company has paid with respect to a period for which the Combined Company is not a publicly offered REIT is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the annual distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, the Combined Company will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year at least the sum of 85% of its ordinary income for such year, 95% of its capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

SmartStop expects that the Combined Company’s REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, SmartStop anticipates that the Combined Company generally will have sufficient cash or liquid assets to enable it to satisfy the annual distribution requirement described above. However, from time to time, the Combined Company may not have sufficient cash or other liquid assets to meet the annual distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, the Combined Company may decide to retain its cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, the Combined Company may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the annual distribution requirement, while preserving its cash.

Like-Kind Exchanges

The Combined Company may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require the Combined Company to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property

The foreclosure property rules permit the Combined Company (by its election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, the Combined Company would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends it would be required to distribute to stockholders. See “—Annual Distribution Requirement.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment will end on the first day on which the Combined Company enters into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment (other than for qualified health care property) is available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. Foreclosure property treatment for qualified health care property is available for an initial period of two years and may, in certain circumstances, be extended for an additional four years.

Failure to Qualify

If the Combined Company discovers a violation of a provision of the Code that would result in its failure to qualify as a REIT, certain specified cure provisions may be available to it. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If the Combined Company fails to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on its taxable income. Distributions to stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by it. As a result, SmartStop anticipates that the Combined Company’s failure to qualify as a REIT would reduce the cash available for distribution by it to its stockholders. In addition, if the Combined Company fails to qualify as a REIT, it will not be required to distribute any amounts to its stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of its current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If the Combined Company fails to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by it. Unless entitled to relief under specific statutory provisions, the Combined Company would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which it loses its REIT qualification. It is not possible to state whether in all circumstances the Combined Company would be entitled to this statutory relief.

Tax Aspects of the Combined Company’s Ownership of Interests in Entities Taxable as Partnerships

The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our direct and indirect investments in entities that are treated as partnerships for U.S. federal income tax purposes. The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each partnership’s income and are allowed to deduct our distributive share of each partnership’s losses, but only if the partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association treated as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it: (1) is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations”; and (2) is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association treated as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of our subsidiary partnerships is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a subsidiary partnership were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a subsidiary partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Annual Distribution Requirement.” Further, items of income and deduction of the subsidiary partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, the subsidiary partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing the partnership’s taxable income.

Allocations of Income, Gain, Loss and Deduction

Although a partnership agreement (or limited liability company agreement) generally will determine the allocation of income and losses among partners, the allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

The Combined Company’s partnerships may, from time to time, acquire interests in property in exchange for interests in the acquiring partnership. In that case, the tax basis of these property interests generally will carry over to the acquiring partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method the Combined Company chooses or has agreed to in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the operating partnership (1) could cause the Combined Company to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause the Combined Company to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to it as a result of such sale, with a corresponding benefit to the other partners in the Combined Company’s operating partnership. An allocation described in clause (1) or (2) above might cause the Combined Company or the other partners to recognize additional taxable income, including taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect the Combined Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Combined Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirement.”

Any property acquired by a partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Material U.S. Federal Income Tax Consequences to Holders of SmartStop Class A Common Stock

The following summary describes the material U.S. federal income tax consequences of owning and disposing of SmartStop Class A Common Stock. You should consult your own tax advisor concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of SmartStop Class A Common Stock arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of Taxable U.S. Holders of SmartStop Class A Common Stock

Distributions Generally. If the Combined Company qualifies as a REIT, distributions made out of its current or accumulated earnings and profits that it does not designate as capital gain dividends will be ordinary dividend income to taxable U.S. holders when actually or constructively received. A corporate U.S. holder will not qualify for the dividends-received deduction generally available to corporations. Ordinary dividends paid by the Combined Company also generally will not qualify for the preferential long-term capital gain tax rate applicable to “qualified dividends” unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by the Combined Company from non-REIT corporations, such as any TRSs, or (ii) income recognized by the Combined Company and on which the Combined Company has paid U.S. federal corporate income tax. The Combined Company does not expect a meaningful portion of its ordinary dividends to be eligible for taxation as qualified dividends. However, under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017 and before January 1, 2026, stockholders that are individuals, trusts or estates generally may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.

Any distribution declared by the Combined Company in October, November or December of any year on a specified date in any such month shall be treated as both paid by the Combined Company and received by the Combined Company’s stockholders on December 31 of that year, provided that the distribution is actually paid by the Combined Company no later than January 31 of the following year. Distributions made by the Combined Company in excess of accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of a U.S. holder’s basis and will reduce the basis of the U.S. holder’s shares. Any distributions by the Combined Company in excess of accumulated earnings and profits and in excess of a U.S. holder’s basis in the U.S. holder’s shares of the Combined Company stock will be treated as gain from the sale of such shares. See “Dispositions of SmartStop Class A Common Stock” below.

Capital Gain Dividends. Distributions to U.S. holders that the Combined Company properly designates as capital gain dividends will be taxed as long term capital gains (to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year), without regard to the period for which a U.S. holder held the Combined Company’s shares. However, U.S. holders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains. If the Combined Company elects to retain and pay income tax on any net long-term capital gain, each of the Combined Company’s U.S. holders would include in income, as long-term capital gain, its proportionate share of this net long-term capital gain. Each of the Combined Company’s U.S. holders would also receive a refundable tax credit for its proportionate share of the tax paid by the Combined Company on such retained capital gains and increase the basis of its shares of the Combined Company’s stock in an amount equal to the amount of includable capital gains reduced by the share of refundable tax credit.

Dispositions of SmartStop Class A Common Stock. If a U.S. holder sells or disposes of shares of SmartStop Class A Common Stock, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder’s holding period for such common stock exceeds one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Combined Company which were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Holders of SmartStop Class A Common Stock

Tax-exempt entities are generally exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. Distributions made by the Combined Company and gain arising upon a sale of shares of SmartStop Class A Common Stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code or to the extent of the tax-exempt holder’s allocable shares of the Combined Company’s “excess inclusion income”, if any. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in the Combined Company’s shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in the Combined Company’s shares. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of the Combined Company’s stock contained in the Combined Company’s charter, SmartStop does not expect the Combined Company to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to its holders.

Taxation of Non-U.S. Holders of SmartStop Class A Common Stock

The rules governing non-U.S. holders are complex, and no attempt is made herein to provide more than a brief summary of such rules. The Combined Company urges non-U.S. holders to consult their own tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the acquisition, ownership and disposition of shares of its common stock, including any reporting requirements.

Distributions Generally. Distributions made by the Combined Company to non-U.S. holders that are not attributable to gains from sales or exchanges by the Combined Company of United States real property interests (“USRPIs”) and that are not designated by the Combined Company as capital gain dividends will be treated as ordinary dividends to the extent that they are made out of the Combined Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend paid, unless reduced or eliminated by an applicable income tax treaty. Any portion of the dividends paid to non-U.S. holders that are treated as excess inclusion income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

If the investment in the Combined Company stock is treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S.

holder maintains a permanent establishment in the United States to which such dividends are attributable), the non-U.S. holder generally will be subject to a tax at the rates applicable to ordinary income, in the same manner as a U.S. holders is taxed with respect to ordinary dividend income (and also may be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a foreign corporation that is not entitled to any treaty exemption). In general, a non-U.S. holder will not be considered to be engaged in a U.S. trade or business solely as a result of its ownership of SmartStop stock, and the Combined Company will not withhold on the basis of a non-U.S. holder being so engaged unless such non-U.S. holder has filed an IRS Form W-8ECI with SmartStop or the Combined Company. Distributions in excess of the Combined Company’s current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock. Instead, the excess portion of such distribution will reduce the non-U.S. holder’s tax basis in its Combined Company stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders.

For withholding purposes, SmartStop expects the Combined Company to treat all distributions as made out of its current or accumulated earnings and profits. Thus, the Combined Company expects to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distributions paid to a non-U.S. holder unless a lower treaty rate applies and the non-U.S. holder has filed an applicable IRS Form W-8 with SmartStop or the Combined Company, certifying the non-U.S. holder’s entitlement to treaty benefits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Combined Company’s current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that the Combined Company properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

•

the investment in SmartStop Class A Common Stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act (“FIRPTA”), distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Combined Company of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. The Combined Company also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by the Combined Company of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, distributions to certain

non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their own tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts the Combined Company designates as retained net capital gains in respect of its common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by the Combined Company on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Combined Company exceeds their actual U.S. federal income tax liability. If the Combined Company were to designate any portion of its net capital gain as retained net capital gain, non-U.S. holders should consult their own tax advisors regarding the taxation of such retained net capital gain.

Dispositions of SmartStop Class A Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of SmartStop Class A Common Stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. SmartStop Class A Common Stock will not constitute a USRPI so long as it is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. SmartStop believes, but cannot guarantee, that the Combined Company will be a “domestically controlled qualified investment entity.”

In addition, dispositions of SmartStop Class A Common Stock by qualified stockholders are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, dispositions of SmartStop Class A Common Stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their own tax advisors regarding the application of these rules. Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of SmartStop Class A Common Stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either:

•

the gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on its capital gains (or such lower rate specified by an applicable income tax treaty).

If gain on the sale, exchange or other taxable disposition of SmartStop Class A Common Stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of SmartStop

Class A Common Stock were subject to taxation under FIRPTA, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders

The Combined Company will report to its U.S. holders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on SmartStop Class A Common Stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

A holder who does not provide the Combined Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments of dividends on SmartStop Class A Common Stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on SmartStop Class A Common Stock paid to the non-U.S. holder, regardless of whether such distributions constitute a dividend or any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

U.S. holders that are individuals, estates or trusts that have taxable income in excess of certain thresholds are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their own tax advisors regarding the effect, if any, of these rules on their ownership and disposition of SmartStop Class A Common Stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on SmartStop Class A Common Stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on SmartStop Class A Common Stock and to payments of gross proceeds from a sale or redemption of SmartStop Class A Common Stock. However, under recently proposed Treasury Regulations that may be relied on pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules it may treat the entire distribution as a dividend.

Prospective investors should consult their own tax advisors regarding the potential application of withholding under FATCA to their investment in SmartStop Class A Common Stock.

Statement of Stock Ownership

REITs are required to demand annual written statements from the record holders of designated percentages of REIT shares disclosing the actual owners of the shares. Any record stockholder who, upon request, does not provide the required information concerning actual ownership of the shares is required to include specified information relating to his or her shares in his or her federal income tax return. A REIT also must maintain, within the Internal Revenue District in which it is required to file, federal income tax returns, permanent records showing the information it has received about the actual ownership of shares and a list of those persons failing or refusing to comply with its information request. The Combined Company intends to comply with these requirements.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or

non-U.S. jurisdiction, or any U.S. federal tax other than U.S. federal income tax. You should consult your own tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to the Combined Company’s tax treatment as a REIT and on an investment in SmartStop Class A Common Stock.

DISTRIBUTIONS

The Merger Agreement permits each of SmartStop and SST IV to continue to pay regular distributions on common stock to their respective stockholders prior to the closing of the Merger in accordance with past practice, and, in the case of SmartStop, distributions on its Series A Preferred Stock at a quarterly rate of $15.625 per share of Series A Preferred Stock. However, the foregoing limitation will not apply to any distribution that is reasonably necessary for SmartStop or SST IV to maintain its REIT qualification or to avoid the imposition of entity level income or excise tax under the Code or applicable state law. The Merger Agreement requires SmartStop and SST IV to notify the other party of the declaration or payment of any distribution prior to the effective time of the Merger, and the parties intend to coordinate distributions so that if either SmartStop stockholders or SST IV stockholders receive a regular distribution for any particular period prior to the closing of the Merger, the stockholders of the other company will also receive a distribution for the same period.

THE MERGER AGREEMENT

This section of this Proxy Statement and Prospectus summarizes the material provisions of the Merger Agreement, which is attached as Annex A to this Proxy Statement and Prospectus. This summary may not contain all of the information about the Merger Agreement that is important to you. SST IV and SmartStop urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the Merger. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A, which is incorporated by reference into this Proxy Statement and Prospectus.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is not intended to provide you with any factual information about SST IV, SmartStop or Merger Sub. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by certain information that each of SST IV and SmartStop filed with the SEC prior to entering into the Merger Agreement, as well as by certain disclosure letters each of SST IV and SmartStop delivered to the other party in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, some of the representations and warranties contained in the Merger Agreement may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws, or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. The representations and warranties and other provisions of the Merger Agreement and the description of such provisions in this Proxy Statement and Prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of SST IV and SmartStop files with the SEC and the other information in this Proxy Statement and Prospectus. See “Where You Can Find More Information” in this Proxy Statement and Prospectus.

Furthermore, SST IV stockholders are not third party beneficiaries under the Merger Agreement and are therefore generally unable to directly enforce any of the terms or conditions of the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Form, Effective Time and Closing of the Merger

The Merger Agreement provides for the combination of SST IV and SmartStop through the merger of SST IV with and into Merger Sub, with Merger Sub surviving the Merger as a wholly owned subsidiary of SmartStop, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will become effective at such time as the articles of merger are accepted for record by the SDAT or on such later date and time agreed to by SST IV and SmartStop and specified in the articles of merger (not to exceed 30 days from the date the articles of merger are accepted for record by the SDAT).

The Merger Agreement provides that the closing of the Merger will take place at 10:00 a.m., California local time, no later than the third (3rd) business day following the date on which all of the conditions to closing of the Merger described under “—Conditions to Completion of the Merger” have been satisfied or waived (other than the conditions that by their nature are to be satisfied and waived at the closing, but subject to the satisfaction or waiver of such conditions) or such other date as agreed to in writing by SST IV and SmartStop.

Merger Consideration

If the Merger is completed, then at the effective time of the Merger, each share of SST IV Common Stock, or fraction thereof, issued and outstanding immediately prior to the effective time of the Merger (other than

Excluded Shares, which will automatically be cancelled and will cease to exist without any right to payment) will automatically be cancelled and converted into the right to receive the Exchange Ratio of 2.1875 shares of SmartStop Class A Common Stock, subject to limitations on fractional shares. No fractional shares of an amount less than 0.001 of a share of SmartStop Class A Common Stock will be issued as merger consideration and, in lieu of such fractional shares that otherwise might be payable to a person entitled to receive the merger consideration, such fractional shares will be aggregated and rounded up to the nearest 0.001 of a share of SmartStop Class A Common Stock.

The cancellation and conversion of shares of SST IV Common Stock into the right to receive the merger consideration will occur automatically at the effective time of the Merger. In accordance with the Merger Agreement, SmartStop will appoint STAS as the transfer agent to, as soon as reasonably practicable after the effective time of the Merger, record the issuance on the stock records of SmartStop of the amount of SmartStop Class A Common Stock equal to the merger consideration that is issuable to each holder of shares of SST IV Common Stock.

Immediately prior to the effective time of the Merger, each SST IV Restricted Share Award, whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the Merger, will automatically be converted into the right to receive the merger consideration, subject to deduction for withholding under applicable tax law, as if the shares of SST IV Class A Common Stock subject to such SST IV Restricted Share Award were issued and outstanding as of immediately prior to the effective time of the Merger.

No Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, are available to holders of SST IV Common Stock with respect to the Merger pursuant to the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by SST IV, on the one hand, and SmartStop and Merger Sub, on the other hand. The representations and warranties were made by the respective parties as of the date of the Merger Agreement and do not survive the effective time of the Merger or any earlier termination of the Merger Agreement. The representations and warranties were subject to (1) specified exceptions and qualifications contained in the Merger Agreement, (2) certain information filed with the SEC by SST IV or SmartStop, as applicable, prior to the date of the Merger Agreement and (3) the disclosure letters delivered by SST IV and SmartStop and Merger Sub in connection with the Merger Agreement.

Certain of the representations and warranties in the Merger Agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as described below) on the party making such representation or warranty). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications (that is, those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain specified persons related to the party making the representation or warranty did not have knowledge).

Representations and Warranties of SST IV

SST IV made representations and warranties to SmartStop and Merger Sub in the Merger Agreement relating to, among other things:

•	due organization, valid existence, good standing and qualification to do business of SST IV and its subsidiaries;

•	due authorization, execution, delivery and enforceability of the Merger Agreement;

•	required consents and approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	capitalization;

•	documents filed with the SEC and financial statements;

•	internal accounting controls, disclosure controls and procedures, compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and inapplicability of the Investment Company Act;

•	absence of material changes to the conduct of SST IV’s business or any “material adverse effect” (as described below) with respect to SST IV;

•	absence of certain undisclosed liabilities;

•	permits and compliance with law;

•	absence of material litigation and investigations;

•	real properties and leases;

•	environmental matters;

•	material contracts;

•	tax matters, including qualification as a REIT;

•	intellectual property;

•	insurance coverage;

•	certain benefit plans and absence of employees;

•	certain related-party transactions;

•	broker’s, finder’s, investment banker’s, or other similar fees related to the Merger;

•	receipt of the opinion of KeyBanc;

•	exemption of the Merger from anti-takeover statutes and the absence of appraisal rights;

•	no indebtedness or other economic relief related to COVID-19; and

•	limitation on representations and warranties and disclaimer of other representations and warranties.

Representations and Warranties of SmartStop and Merger Sub

SmartStop and Merger Sub made representations and warranties to SST IV in the Merger Agreement relating to, among other things:

•	due organization, valid existence, good standing and qualification to do business of SmartStop, SmartStop’s subsidiaries and Merger Sub;

•	due authorization, execution, delivery and enforceability of the Merger Agreement;

•	required consents and approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	capitalization;

•	documents filed with the SEC and financial statements;

•	internal accounting controls, disclosure controls and procedures, compliance with the Sarbanes-Oxley Act, and inapplicability of the Investment Company Act;

•	absence of material changes to the conduct of SmartStop’s business or any “material adverse effect” (as described below) with respect to SmartStop;

•	absence of certain undisclosed liabilities;

•	permits and compliance with law;

•	absence of material litigation and investigations;

•	real properties and leases;

•	environmental matters;

•	material contracts;

•	tax matters, including qualification as a REIT;

•	intellectual property;

•	insurance coverage;

•	certain benefit plans;

•	employee and labor matters;

•	certain related-party transactions;

•	broker’s, finder’s, investment banker’s, or other similar fees related to the Merger;

•	exemption of the Merger from anti-takeover statutes and the absence of appraisal rights;

•	no indebtedness or other economic relief related to COVID-19;

•	the purpose, activities and ownership of Merger Sub; and

•	limitation on representations and warranties and disclaimer of other representations and warranties.

Definition of “Material Adverse Effect”

Many of the representations of SST IV and SmartStop and Merger Sub are qualified by a “material adverse effect” standard (for example, they will be deemed to be true and correct unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (1) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of SST IV and its subsidiaries, taken as a whole, or SmartStop and its subsidiaries, taken as a whole, as applicable, or (2) would reasonably be expected to prevent or materially impair the ability of SST IV or SmartStop, as applicable, to consummate the Merger before the Outside Date.

However, subject to the below exception, any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from the following will not be taken into account when determining whether a material adverse effect has occurred or is reasonably likely to exist or occur with respect to the applicable party:

(1)

any failure of SST IV or SmartStop, as applicable, to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a material adverse effect);

(2)	any changes that affect the self storage REIT industry generally;

(3)	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

(4)	any changes in the legal or regulatory conditions in the geographic regions in which SST IV or SmartStop operate or own or lease properties;

(5)	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date of the Merger Agreement;

(6)	the taking of any action expressly required by the Merger Agreement;

(7)	earthquakes, hurricanes, floods or other natural disasters;

(8)	any damage or destruction of real property or improvements owned or leased by SST IV or SmartStop or their subsidiaries that is substantially covered by insurance;

(9)

any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 measures), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date of the Merger Agreement, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any governmental authority in connection with any epidemic, pandemic or disease outbreak; or

(10)	changes or prospective changes in GAAP or in any law of general applicability unrelated to the Merger or the interpretation or enforcement thereof.

However, notwithstanding the foregoing exceptions, if any event described in clause (2), (3), (4), (5), (7), (8), (9) or (10) above has a disproportionate adverse impact on SST IV and its subsidiaries, taken as a whole, or SmartStop and its subsidiaries, taken as a whole, as applicable, relative to others similarly situated participants in the self storage REIT industry in the United States, then the incremental impact of such event will be taken into account for the purpose of determining whether a material adverse effect has occurred with respect to SST IV or SmartStop, as applicable.

Conditions to Completion of the Merger

The obligation of each of SST IV, SmartStop and Merger Sub to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver (which in the case of SST IV, means waiver by the SST IV Special Committee and, in the case of SmartStop, means waiver by the SmartStop Special Committee), at or prior to the effective time of the Merger, of the following conditions:

•

all consents, authorizations, orders or approvals of each governmental authority necessary for the consummation of the Merger having been obtained and any applicable waiting periods in respect thereof having expired or been terminated;

•	approval of the Merger and the Charter Amendment by SST IV stockholders having been obtained, and the SST IV Charter Amendment having become effective pursuant to the MGCL;

•

the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the Merger, and the absence of any law enacted, entered, promulgated or enforced by any governmental authority after the date of the Merger Agreement prohibiting, restraining, enjoining or making illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•

the registration statement on Form S-4, of which this Proxy Statement and Prospectus forms a part, having been declared effective and there being no stop order suspending such effectiveness or proceedings for such purpose initiated by the SEC that have not been withdrawn.

The obligation of SmartStop and Merger Sub to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the Merger, of the following conditions:

•

certain representations and warranties of SST IV regarding (i) the organization and qualification of SST IV and its subsidiaries, (ii) due authorization, execution, delivery and enforceability of the Merger Agreement, (iii) certain aspects of SST IV’s capital structure, (iv) the inapplicability of the Investment Company Act, and (v) SST IV’s qualification as a REIT, being true and correct in all material respects as of the date of the Merger Agreement and as of the effective time of the Merger as if made as of the effective time of the Merger (or, if applicable, as of the date made);

•

certain representations and warranties of SST IV regarding SST IV’s capital structure being true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the effective time of the Merger as if made as of the effective time of the Merger (or, if applicable, as of the date made);

•

the representations and warranties of SST IV, other than those set forth above, being true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Merger as if made as of the effective time of the Merger (or, if applicable, as of the date made), except where the failure of such representations and warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on SST IV;

•

SST IV having performed and complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by them under the Merger Agreement on or prior to the closing of the Merger;

•	no circumstance shall exist that constitutes a material adverse effect on SST IV;

•

SmartStop having received from SST IV a certificate, dated the date of the closing of the Merger, signed by the chief executive officer and chief financial officer of SST IV, certifying that the conditions described in the preceding bullet points have been satisfied;

•

SmartStop having received a written opinion from Nelson Mullins, in form and substance reasonably acceptable to SmartStop, regarding SST IV’s qualification and taxation as a REIT under the Code commencing with SST IV’s taxable year that ended on December 31, 2017 through the effective time of the Merger; and

•

SmartStop having received a written opinion from Nelson Mullins, in form and substance reasonably acceptable to SmartStop, regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of SST IV to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the Merger, of the following conditions:

•

certain representations and warranties of SmartStop and Merger Sub regarding (i) the organization and qualification of SmartStop and its subsidiaries, (ii) due authorization, execution, delivery and enforceability of the Merger Agreement, (iii) certain aspects of SmartStop’s capital structure, (iv) the inapplicability of the Investment Company Act, and (v) SmartStop’s qualification as a REIT, being true and correct in all material respects as of the date of the Merger Agreement and as of the effective time of the Merger as if made as of the effective time of the Merger (or, if applicable, as of the date made);

•

certain representations and warranties of SmartStop and Merger Sub regarding SmartStop’s capital structure being true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the effective time of the Merger as if made as of the effective time of the Merger (or, if applicable, as of the date made);

•

the representations and warranties of SmartStop and Merger Sub, other than those set forth above, being true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Merger as if made as of the effective time of the Merger (or, if applicable, as of the date made), except where the failure of such representations and warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on SmartStop;

•

SmartStop and Merger Sub having performed and complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by them under the Merger Agreement on or prior to the closing of the Merger;

•	no circumstance shall exist that constitutes a material adverse effect on SmartStop;

•

SST IV having received from SmartStop a certificate, dated the date of the closing of the Merger, signed by the chief executive officer and chief financial officer of SmartStop, certifying that the conditions described in the six preceding bullet points have been satisfied;

•

SST IV having received a written opinion from Nelson Mullins, in form and substance reasonably acceptable to SST IV, regarding SmartStop’s qualification and taxation as a REIT under the Code commencing with SmartStop’s taxable year that ended on December 31, 2014 through the effective time of the Merger;

•

SST IV having received a written opinion from Bass Berry, in form and substance reasonably acceptable to SST IV, regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code; and

•

the Termination Agreement and Redemption Agreement shall continue to be legal, valid and binding obligations of each of the parties thereto, and shall continue to be in full force and effect and shall not have been rescinded or withdrawn in any way.

Covenants and Agreements

Conduct of the Business of SST IV Pending the Merger

SST IV has agreed to certain covenants in the Merger Agreement regarding the conduct of its business from the date of the Merger Agreement until the earlier of the effective time of the Merger and the valid termination of the Merger Agreement.

In particular, other than to the extent required by applicable law, with the consent of SmartStop (such consent not to be unreasonably withheld, conditioned or delayed), expressly contemplated by the Merger Agreement or set forth on the disclosure letter delivered by SST IV, SST IV agreed to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, (ii) use all reasonable efforts to (A) preserve intact its business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of SST IV as a REIT, (C) maintain its material assets and properties in their current condition (other than normal wear and tear) and (D) continue the development of any properties currently under construction in accordance with applicable development agreements and budgets and (iii) not take any of the following actions:

•

amend or propose to amend the SST IV Charter, the SST IV Bylaws or the equivalent organizational or governing documents of any subsidiary of SST IV, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SST IV Charter) under the SST IV Charter;

•	adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SST IV or any of its subsidiaries;

•

declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SST IV or any

SST IV subsidiary or other equity securities or ownership interests in SST IV or any SST IV subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SST IV of regular dividends in accordance with past practice for SST IV Common Stock, (B) the declaration and payment by SST IV Operating Partnership of regular distributions in accordance with past practice on the SST IV Operating Partnership Units, (C) the declaration and payment of dividends or other distributions to SST IV by any SST IV subsidiary in accordance with past practice in accordance with the organizational documents of such subsidiary; provided, however, that SST IV may make distributions reasonably necessary to maintain SST IV’s status as a REIT under the Code (or applicable state law) or to avoid or reduce the imposition of any entity level income or excise tax under the Code (or applicable state law);

•

redeem, repurchase or otherwise acquire, directly or indirectly, any shares of SST IV’s capital stock or other equity interests in SST IV or any SST IV subsidiary or securities convertible or exchangeable into or exercisable therefor, other than (A) the withholding of shares to satisfy withholding tax obligations in respect of SST IV Restricted Share Awards outstanding as of the date of the Merger Agreement in accordance with their terms and the SST IV Equity Incentive Plan, (B) the redemption of the SST IV Special Limited Partner Interest pursuant to the Redemption Agreement or (C) any acquisition of shares of SST IV Common Stock contemplated under Article VI of the SST IV Charter;

•

except for (A) transactions among SST IV and one or more of the SST IV subsidiaries or among one or more SST IV Subsidiaries or (B) the issuance of equity awards to directors pursuant to the SST IV Equity Incentive Plan, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of SST IV or any shares of capital stock or equity interests in any of its subsidiaries, or authorize the issuance, sale, pledge, disposition, grant, transfer or any lien against, or otherwise enter into any contract or understanding with respect to the voting of, any shares of capital stock of SST IV or any shares of capital stock or equity interests in any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of SST IV or any shares of capital stock or equity interests in any of its subsidiaries;

•

acquire or agree to acquire, or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any lien upon, any material property or assets, except (A) acquisitions by SST IV or any SST IV subsidiary of or from an existing SST IV subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than 10.0% of the equity value of SST IV per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to 90% of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and liens in the ordinary course of business;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person (other than a SST IV subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SST IV or any SST IV subsidiary, except (A) indebtedness incurred under SST IV’s existing credit facility in the ordinary course of business, (B) indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $500,000, (C) refinancing of existing indebtedness of SST IV on terms not materially more onerous on SST IV compared to the existing indebtedness (provided that the principal amount of such replacement indebtedness may not be materially greater than the indebtedness it replaces) and (D) any mortgage indebtedness in respect of any real property having a loan-to-value ratio not in excess of 75%;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any subsidiary of SST IV;

•

other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any material contract in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing material contract that (1) occurs automatically without any action (other than notice of renewal) by SST IV or any of its subsidiaries or (2) occurs in connection with the exercise by a third party of any preferential right or option granted to such third party under an applicable material contract or (B) as may be reasonably necessary to comply with the terms of the Merger Agreement;

•

make any payment, direct or indirect, of any liability of SST IV or any of its subsidiaries before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any indebtedness otherwise permitted under the Merger Agreement;

•

waive, release, assign, settle or compromise any material claim, action, litigation, or other proceeding, other than waivers, releases, assignments, settlements or compromises that (A) involve only the payment of monetary damages in an amount no greater than $500,000 (less certain permitted payments) in the aggregate, do not impose any injunctive relief against SST IV, any of its subsidiaries or the surviving entity in the Merger and do not provide for any admission of material liability by SST IV or any of its subsidiaries, or (B) are made with respect to any claim, action, litigation, or other proceeding involving any present, former or purported holder or group of holders of SST IV Common Stock in accordance with certain procedural requirements specified in the Merger Agreement;

•

hire any employee or hire or terminate any officer or director or engage any independent contractor (who is a natural person), grant any new awards under the SST IV Equity Incentive Plan (other than to directors) or amend or modify the terms of any SST IV Restricted Share Awards outstanding as of the date of the Merger Agreement or become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement contract or benefit plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable law;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

•	enter into any new line of business;

•

form any new, or consent to any material amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles, except in the ordinary course of business;

•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority, subject to extensions permitted by law;

•

enter into or modify in a manner adverse to SST IV certain tax protection agreements, make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes; knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitations with respect to any material tax return except, in each case, (A) to the extent required by law or (B) to the extent necessary to preserve SST IV’s qualification as a REIT under the Code or to qualify or preserve the status of any subsidiary of SST IV as a disregarded entity or partnership for federal income tax purposes or as a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) SST IV to fail to qualify as a REIT or (B) any SST IV subsidiary to cease to be treated as a partnership or disregarded entity for federal income tax purposes or a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

adopt a plan of merger (except in connection with any transaction permitted above in a manner that would not reasonably be expected to be materially adverse to SST IV or to prevent or impair the ability of SST IV to consummate the Merger), complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	make any payment, loan, distribution or transfer of assets to any SST IV Manager, except in such amount and as expressly contemplated by the Merger Agreement or SST IV Management Agreement;

•

take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of SST IV Common Stock with respect to the Merger or any other transactions contemplated by the Merger Agreement; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding the above restrictions agreed to by SST IV, nothing in the Merger Agreement prohibits SST IV from taking any action, or refraining to take any action, (i) if the SST IV Board determines in its reasonable judgment that such action or inaction is reasonably necessary (A) for SST IV to avoid incurring entity level income or excise taxes under the Code (or applicable state law) or to maintain its qualification as a REIT under the Code, or (B) to avoid the imposition of any requirement that SST IV or any of its subsidiaries be registered as an investment company under the Investment Company Act, or (ii) in order to respond in good faith to the actual or anticipated effects of COVID-19 or COVID-19 measures on SST IV or any subsidiary of SST IV (including changes in relationships with partners, financing sources, directors, officers, consultants, affiliates, agents, and other business partners).

Conduct of the Business of SmartStop Pending the Merger

SmartStop has agreed to certain covenants in the Merger Agreement regarding the conduct of its business from the date of the Merger Agreement until the earlier of the effective time of the Merger and the valid termination of the Merger Agreement.

In particular, other than to the extent required by applicable law, with the consent of SST IV (such consent not to be unreasonably withheld, conditioned or delayed), expressly contemplated by the Merger Agreement or set forth on the disclosure letter delivered by SmartStop, SmartStop agreed to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, (ii) use all reasonable efforts to (A) preserve intact its business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of SmartStop as a REIT, (C) maintain its material assets and properties in their current condition (other than normal wear and tear) and (D) continue the development of any properties currently under construction in accordance with applicable development agreements and budgets (iii) not take any of the following actions:

•

amend or propose to amend the SmartStop Charter, the SmartStop Bylaws or the governing documents of SmartStop OP, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SmartStop Charter) under the SmartStop Charter;

•	adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SmartStop or any of its subsidiaries;

•

declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SmartStop or any SmartStop subsidiary or other equity securities or ownership interests in SmartStop or any

SmartStop subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SmartStop of regular dividends in accordance with past practice for SmartStop Common Stock and a quarterly rate not to exceed $15.625 per share of SmartStop Preferred Stock, (B) the declaration and payment by SmartStop Operating Partnership of regular distributions in accordance with past practice on the SmartStop Operating Partnership Units, (C) the declaration and payment of dividends or other distributions to SmartStop by any SmartStop subsidiary in accordance with past practice in accordance with the organizational documents of such subsidiary; provided, however, SmartStop may make distributions reasonably necessary to maintain SmartStop’s status as a REIT under the Code (or applicable state law) or to avoid or reduce the imposition of any entity level income or excise tax under the Code (or applicable state law);

•

redeem, repurchase or otherwise acquire, directly or indirectly, any shares of SmartStop’s capital stock or other equity interests in SmartStop or any SmartStop subsidiary or securities convertible or exchangeable into or exercisable therefor, other than (A) the withholding of shares to satisfy withholding tax obligations in respect of restricted shares of SmartStop Common Stock granted under the SmartStop Equity Incentive Plan, (B) the conversion of Class A-2 Units into Class A-1 Units of the SmartStop Operating Partnership pursuant to its terms, (C) redemptions of SmartStop Operating Partnership Units pursuant to the SmartStop Operating Partnership Agreement, (D) the redemption of SmartStop Common Stock pursuant to SmartStop’s share redemption program, and (E) any acquisition of shares of SmartStop Common Stock contemplated under Article VI of the SmartStop Charter;

•

except for (A) transactions among SmartStop and one or more of the SmartStop subsidiaries or among one or more SmartStop Subsidiaries or (B) the issuance of Class A-1 Units upon the conversion of Class A-2 Units of the SmartStop Operating Partnership pursuant to its terms, (C) the issuance of equity awards to officers and directors pursuant to the SmartStop Equity Incentive Plan and (D) shares of SmartStop Common Stock pursuant to SmartStop’s distribution reinvestment plan, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of SmartStop or any shares of capital stock or equity interests in any of its subsidiaries, or authorize the issuance, sale, pledge, disposition, grant, transfer or any lien against, or otherwise enter into any contract or understanding with respect to the voting of, any shares of capital stock of SmartStop or any shares of capital stock or equity interests in any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of SmartStop or any shares of capital stock or equity interests in any of its subsidiaries;

•

acquire or agree to acquire, or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any lien upon, any material property or assets, except (A) acquisitions by SmartStop or any SmartStop subsidiary of or from an existing SmartStop subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than 15.0% of the equity value of SmartStop per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to 90% of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and liens in the ordinary course of business;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person (other than a SmartStop subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SmartStop or any SmartStop subsidiary, except (A) indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $2,500,000, (B) refinancing of existing indebtedness on terms not materially more onerous on SmartStop compared to the existing indebtedness (provided that the principal amount of such replacement indebtedness may not be materially greater than the indebtedness it replaces) and (D) any mortgage indebtedness in respect of any real property having a loan-to-value ratio not in excess of 75%;

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants) in excess of $2,500,000, make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any subsidiary of SmartStop;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority, subject to extensions permitted by law;

•

enter into or modify in a manner adverse to SmartStop certain tax protection agreements, make, change or rescind any material election relating to taxes, change a material method of tax accounting; file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes; knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitations with respect to any material tax return except, in each case, (A) to the extent required by law or (B) to the extent necessary to preserve SmartStop’s qualification as a REIT under the Code or to qualify or preserve the status of any subsidiary of SmartStop as a disregarded entity or partnership for federal income tax purposes or as a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) SmartStop to fail to qualify as a REIT or (B) any SmartStop subsidiary to cease to be treated as a partnership or disregarded entity for federal income tax purposes or a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

adopt a plan of merger (except in connection with any transaction permitted above in a manner that would not reasonably be expected to be materially adverse to SmartStop or to prevent or impair the ability of SmartStop to consummate the Merger), complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding the above restrictions agreed to by SmartStop, nothing in the Merger Agreement prohibits SmartStop from taking any action, or refraining to take any action, (i) if the SmartStop Board determines in its reasonable judgment that such action or inaction is reasonably necessary (A) for SmartStop to avoid incurring entity level income or excise taxes under the Code or applicable state law or to maintain its qualification as a REIT under the Code, or (B) to avoid the imposition of any requirement that SmartStop or any of its subsidiaries be registered as an investment company under the Investment Company Act, or (ii) in order to respond in good faith to the actual or anticipated effects of COVID-19 or COVID-19 measures on SmartStop or any subsidiary of SmartStop (including changes in relationships with partners, financing sources, directors, officers, consultants, affiliates, agents, and other business partners).

Form S-4; Proxy Statement and Prospectus; SST IV Stockholders Meeting

SST IV agreed to prepare and cause to be filed with the SEC the proxy statement included in this Proxy Statement and Prospectus, and SmartStop agreed to prepare and file a registration statement on Form S-4 with respect to the Merger, which includes this Proxy Statement and Prospectus, in each case as promptly as reasonably practicable following the date of the Merger Agreement. SST IV and SmartStop also agreed to use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger.

SST IV agreed to use its reasonable best efforts to cause this Proxy Statement and Prospectus to be mailed to its stockholders entitled to vote at the SST IV Special Meeting and to hold the SST IV Special Meeting as soon as practicable after the Form S-4 is declared effective (provided there are no outstanding SEC comments on the proxy statement or Form S-4 and the SEC has not otherwise enjoined mailing or use of the proxy statement). SST IV further agreed to include in this Proxy Statement and Prospectus the SST IV Special Committee’s and SST IV Board’s recommendations to SST IV stockholders that they approve the Merger Proposal and the SST IV Charter Amendment Proposal and to use its reasonable best efforts to obtain SST IV stockholder approval of the Merger Proposal and the SST IV Charter Amendment Proposal, except to the extent the SST IV Special Committee and SST IV Board made an Adverse Recommendation Change, as permitted by the Merger Agreement.

Access to Information; Confidentiality

The Merger Agreement requires each of SST IV, SmartStop and Merger Sub to provide, and to cause each of their respective subsidiaries to provide, with limited exceptions, to the other parties and their representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel, and records that the other party may reasonably request, and a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal or state securities laws as the other party may reasonably request.

Each of SST IV and SmartStop will hold, and will cause its representatives and affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the confidentiality provisions contained in the exclusivity agreement by and between SST IV and SmartStop.

Alternative Acquisition Proposals; Change in Recommendation

Except as described below, the Merger Agreement provides that SST IV may not, and will cause its subsidiaries and their respective representatives not to, directly or indirectly:

•

initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal;

•

enter into or engage in, continue or otherwise participate in any discussions or negotiations with any person regarding or otherwise in furtherance of, or furnish to any person (other than SmartStop or its representatives) any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer, or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal;

•

release any person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (except to permit the offering of a confidential Acquisition Proposal directly to the SST IV Special Committee if the SST IV Special Committee determines in good faith, after consultation with outside legal counsel, that failing to waive or not enforce would be inconsistent with the SST IV directors’ duties under Maryland law);

•

enter into any oral or written contract, agreement, binding commitment or other obligation contemplating or otherwise relating to an Acquisition Proposal (other than an acceptable confidentiality agreement); or

•

take any action to exempt any person from any takeover statute or similar restrictive provision of the SST IV Charter, the SST IV Bylaws or organizational documents or agreements of any subsidiary of SST IV.

Except as otherwise permitted by the Merger Agreement, SST IV must, and must cause each of its subsidiaries and their respective representatives to, immediately cease any discussions, negotiations or communications with any person with respect to any Acquisition Proposal or potential Acquisition Proposal and must promptly terminate all physical and electronic data room access previously granted to any such person and use reasonable efforts to cause such person to return or destroy all non-public information concerning SST IV and the SST IV subsidiaries to the extent permitted pursuant to any confidentiality agreement with such person.

Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to obtaining the necessary approvals of SST IV stockholders, SST IV and its representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that (i) did not result from a breach of SST IV’s non-solicitation obligations under the Merger Agreement and (ii) the SST IV Special Committee determines constitutes a Superior Proposal (or determines in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal):

•	contact such Person to clarify the terms and conditions of such Acquisition Proposal;

•

provide information in response to a request by a person who made such Acquisition Proposal (provided that such information is provided pursuant to an acceptable confidentiality agreement and has been provided to, or is concurrently provided to, SmartStop); and

•	engage or participate in any discussions or negotiations with the person who made such Acquisition Proposal.

Except as described below, the SST IV Special Committee and the SST IV Board may not (a) make an Adverse Recommendation Change or (b) authorize, cause or permit SST IV or any subsidiary of SST IV to enter into any Alternative Acquisition Agreement.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to obtaining the necessary approvals of SST IV stockholders, upon receipt of a written Acquisition Proposal that (i) is not withdrawn, (ii) did not result from a material breach of SST IV’s non-solicitation obligations under the Merger Agreement and (iii) the SST IV Special Committee determines constitutes a Superior Proposal, the SST IV Board (based on the recommendation of the SST IV Special Committee) may effect an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate the Merger Agreement (see “—Termination of the Merger Agreement” below), provided that:

•

the SST IV Special Committee must have determined, after consultation with SST IV’s outside counsel and financial advisor, that failing to take such action would be inconsistent with the SST IV directors’ duties under Maryland law;

•

SST IV notifies SmartStop in writing that the SST IV Board intends to take such action at least five (5) business days in advance of taking such action, which notice must specify the reasons for such action and the material terms of the Superior Proposal and attach the most current version of any agreements between SST IV and the party making such Superior Proposal (such notice, a “SST IV Change Notice”); and

•

during the five (5) business days after SmartStop received the SST IV Change Notice, SST IV must have negotiated in good faith with SmartStop (to the extent SmartStop wished to negotiate) to make adjustments to the terms of the Merger Agreement such that the Superior Proposal ceases to constitute a Superior Proposal (provided that any modifications to such Superior Proposal will require a new four (4) business-day negotiation period).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to obtaining the necessary approvals of SST IV stockholders, the SST IV Special Committee and the SST IV Board may make an Adverse Recommendation Change in response to an Intervening Event if the SST IV Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the SST IV directors’ duties under Maryland law; provided, however, SST IV must deliver a SST IV Change Notice to SmartStop and negotiate in good faith with SmartStop (to the extent SmartStop wishes to negotiate) consistent with the two bullet points immediately preceding this paragraph prior to making such Adverse Recommendation Change.

Publicity

Each of SST IV and SmartStop have agreed, subject to limited exceptions, such as with respect to an Adverse Recommendation Change, that they and their respective affiliates will not issue any press release or other public statement or filing with respect to the Merger or the Merger Agreement without the prior consent of the other party (which consent is not to be unreasonably withheld, delayed or conditioned).

Consents and Approvals

Upon the terms and subject to the conditions set forth in the Merger Agreement, each of SST IV and SmartStop has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by the Merger Agreement, including (i) taking all actions necessary to satisfy each party’s conditions to closing, (ii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any governmental authority in order to consummate the transactions contemplated by the Merger Agreement, (iv) defending any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the Merger and (v) executing and delivering any instruments reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

However, notwithstanding anything to the contrary in the Merger Agreement, neither SST IV nor SmartStop has any obligation (a) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such party, any of its subsidiaries (including subsidiaries of SmartStop after the closing of the Merger) or their affiliates or (b) otherwise to take or commit to take any actions that would limit the freedom of such party, its subsidiaries (including subsidiaries of SmartStop after the closing of the Merger) or their affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

Each of SST IV and SmartStop has agreed to give any notices to any person, and each of SST IV and SmartStop will use its reasonable best efforts to obtain any consents from any person that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by the Merger Agreement. Each of the parties will, and will cause their respective affiliates to, furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any governmental authority and will cooperate in responding to any inquiry from a governmental authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement. To the extent reasonably practicable, the parties or their representatives will generally have the right to review in advance and each of the parties will consult the other party on, all the information relating to the other party and each of their affiliates that appears in any filing made with, or written materials submitted to, any governmental authority in connection with the Merger and the other transactions contemplated by the Merger Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties may participate independently in any meeting or engage in any substantive conversation with any governmental authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting with such governmental authority.

Notification of Certain Actions; Litigation

The parties have agreed to give prompt notice to each other:

•

in the event of any notice or other communication received by such party from (i) any governmental authority in connection with the Merger, the Merger Agreement, or the other transactions contemplated thereby, or (ii) any person alleging that the consent of such person is or may be required in connection with the Merger or the other transactions contemplated by the Merger Agreement;

•

if (i) any representation or warranty made by such party in the Merger Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the closing conditions set forth in the Merger Agreement would be incapable of being satisfied by the Outside Date or (ii) such party fails to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it pursuant to the Merger Agreement; and

•

of any action commenced, or to the knowledge of such party, threatened against, relating to or involving such party or any of their subsidiaries, or any of their respective directors, officers or partners, which relates to the Merger Agreement, the Merger, or the other transactions contemplated by the Merger Agreement.

The parties have each agreed to (i) give the other party the opportunity to reasonably participate in the defense and settlement of any action against such party and/or its directors, officers or partners relating to the Merger Agreement and the transactions contemplated thereby, (ii) consider in good faith the advice of the other party and (iii) obtain the written consent (such consent not to be unreasonably withheld, delayed or conditioned) prior to entering into any settlement in respect of any such action.

Directors’ and Officers’ Insurance and Indemnification

For a period of six years after the effective time of the Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, SmartStop will, and will cause the surviving entity to, indemnify, defend and hold harmless the current and former managers, directors, officers, partners, members, trustees, employees and agents of SST IV or any of its subsidiaries or other individuals with rights to indemnification or exculpation under the governing documents of SST IV or any indemnification agreements of SST IV or its subsidiaries (the “Indemnified Parties”), to the fullest extent permitted under applicable law and the governing documents of SST IV, from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any legal proceeding to the extent arising out of or pertaining to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity in service to SST IV or its subsidiaries or (ii) the Merger Agreement, including the transactions contemplated thereby. SmartStop also agreed to advance costs and expenses to Indemnified Parties, subject to repayment if it is ultimately determined that such person was not entitled to indemnification. SmartStop and Merger Sub have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger and advancement of expenses existing in favor of any Indemnified Party as of the date of the Merger Agreement will survive the Merger and will continue in full force and effect in accordance with their terms.

For a period of six years after the effective time of the Merger, the organizational documents of SmartStop and any applicable subsidiary of SmartStop will contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the organizational documents of SST IV and its subsidiaries.

For a period of six years after the effective time of the Merger, SmartStop shall cause the surviving entity to maintain in effect SST IV’s directors’ and officers’ liability insurance covering each person currently covered under such policy for acts and omissions occurring prior to and through the effective time of the Merger; provided that in lieu of such obligation (i) the surviving entity may substitute policies of an insurance company with the same or better rating as SST IV’s current insurance carrier, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than SST IV’s existing policies, or (ii) in consultation with SmartStop, SST IV may obtain extended reporting period coverage under SST IV’s existing insurance programs for a period of six years after the effective time of the Merger for a cost not in excess of three times the current annual premiums for such insurance; provided further that in no event shall the surviving entity be required to pay annual premiums in excess of 300% of the most recent annual premiums paid by SST IV for such purpose.

Termination of the Merger Agreement

Termination by Mutual Agreement

SST IV and SmartStop (to the extent duly authorized by each respective special committee) may, by written consent, mutually agree to terminate the Merger Agreement before completing the Merger, even after obtaining the required approval of SST IV stockholders.

Termination by Either SST IV or SmartStop

The Merger Agreement may also be terminated prior to the effective time of the Merger by either SST IV (with the prior approval of the SST IV Special Committee) or SmartStop (with the prior approval of the SmartStop Special Committee) in the following circumstances:

(1)

The Merger has not occurred on or before the Outside Date. However, the right to terminate due to the failure of the Merger to occur on or before the Outside Date will not be available to SST IV or SmartStop if the failure of SST IV or SmartStop (including Merger Sub), as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement was the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date.

(2)

There is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement. The right to terminate due to the issuance of such an order will not be available to SST IV or SmartStop if the issuance of such final, non-appealable order was primarily due to the failure of SST IV or SmartStop (including Merger Sub), as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

(3)

The approvals of SST IV stockholders of the Merger and SST IV Charter Amendment are not obtained at the SST IV Special Meeting. The right to terminate due to the failure to receive the requisite approvals of SST IV stockholders will not be available to SST IV or SmartStop if such failure was primarily due to the failure of SST IV or SmartStop, as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

Termination by SST IV

The Merger Agreement may also be terminated prior to the effective time of the Merger by SST IV (with the prior approval of the SST IV Special Committee) in the following circumstances:

(1)

SmartStop or Merger Sub breaches any of its representations or warranties or fails to perform or comply with any of its obligations, covenants or other agreements set forth in the Merger Agreement, which breach, either individually or in the aggregate, would result in, if occurring or continuing to occur at the closing would result in a failure of SmartStop to satisfy any closing condition, and which breach cannot be cured or, if curable, is not cured by SmartStop by the earlier of twenty (20) days following written notice of such breach or failure from SST IV to SmartStop and two (2) business days before the Outside Date; provided, however, that SST IV will not have the right to terminate the Merger Agreement pursuant to the foregoing if SST IV is then in breach of any of its respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that SST IV would not satisfy any closing condition; or

(2)

At any time prior to obtaining the necessary approvals of SST IV stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, so long as the termination payment described in “—Termination Payment and Expense Reimbursement” is made in full to SmartStop prior to or concurrently with such termination.

Termination by SmartStop

The Merger Agreement may also be terminated prior to the effective time of the Merger by SmartStop (with the prior approval of the SmartStop Special Committee) in the following circumstances:

(1)

SST IV breaches any of its representations or warranties or fails to perform any of its obligations, covenants or other agreements set forth in the Merger Agreement, which breach , either individually or in the aggregate, would result in, if occurring or continuing to occur at the closing would result in a failure of SST IV to satisfy any closing condition, and which breach cannot be cured or, if curable, is not cured by SST IV by the earlier of twenty (20) days following written notice of such breach or failure from SmartStop to SST IV and two (2) business days before the Outside Date; provided, however, that SmartStop will not have the right to terminate the Merger Agreement pursuant to the foregoing if SmartStop or Merger Sub is then in breach of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that SmartStop would not satisfy any closing condition;

(2)	The SST IV Board makes an Adverse Recommendation Change and the necessary approvals of SST IV stockholders have not been obtained at the time of termination;

(3)

A tender offer or exchange offer for any shares of SST IV Common Stock that constitutes an Acquisition Proposal is commenced and (a) the SST IV Board fails to recommend against acceptance of such tender offer or exchange offer by SST IV stockholders and to publicly reaffirm the SST IV Board recommendation within ten (10) business days of being requested to do so by SmartStop and (b) the necessary approvals of SST IV stockholders have not been obtained at the time of termination; or

(4)

SST IV breaches or fails to comply in any material respect with certain of its covenants and agreements described above in “—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation” and the necessary approvals of SST IV stockholders have not been obtained at the time of termination.

Termination Payment and Expense Reimbursement

SST IV must pay SmartStop a termination payment in the amount of $7.2 million (the “Termination Payment”) if the Merger Agreement is terminated by:

(1)

SST IV or SmartStop pursuant to item (1) or item (2) under “—Termination by Either SST IV or SmartStop” above and (a) prior to the SST IV Special Meeting, an Acquisition Proposal with respect to SST IV has been publicly announced, disclosed or otherwise communicated to SST IV stockholders or any person publicly announces an intention (whether or not conditional) to make such an Acquisition Proposal, and such Acquisition Proposal or intention has not been publicly withdrawn on a bona fide basis without qualification at least three (3) business days prior to the Outside Date or the SST IV Special Meeting, as applicable, and (b) within twelve (12) months after the date of such termination, (i) a transaction in respect of an Acquisition Proposal is consummated, (ii) SST IV enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter or (iii) SST IV recommends to SST IV stockholders or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clauses (i), (ii) and (iii), all percentages included in the definition of “Acquisition Proposal” increased to 50%);

(2)	SST IV pursuant to item (2) under “—Termination by SST IV” above; or

(3)	SmartStop pursuant to items (2) through (4) under “—Termination by SmartStop” above.

Additionally, each of SST IV and SmartStop agreed to pay up to the amount of the Expense Reimbursement to the other party in the event the Merger Agreement is terminated by SmartStop pursuant to item (1) under “—Termination by SmartStop” above or by SST IV pursuant to item (1) under “—Termination by SST IV” above, respectively.

Specific Performance

The parties to the Merger Agreement agree that irreparable harm would occur to the non-breaching party if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in the event of such breach or non-performance. Accordingly, the parties agreed that, at any time prior to the effective time of any termination of the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent one or more breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, and each party waived any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action should be brought in equity to enforce the specific performance provisions of the Merger Agreement, no party thereto will allege, and each party thereto waives the defense, that there is an adequate remedy at law. To the extent any party brings an action to enforce specifically the performance of the terms and provisions of the Merger Agreement (other than an action to specifically enforce any provision that survives termination of the Merger Agreement) when expressly available to such party pursuant to the terms of the Merger Agreement, the Outside Date will automatically be extended to (a) the twentieth (20th) business day following the resolution of such action, or (b) such other time period established by the court presiding over such action.

Notwithstanding the foregoing, or anything else in the Merger Agreement to the contrary, in the event the Termination Payment becomes payable and is paid, then such payment (together with any Expense Reimbursement payable) will be SmartStop’s and its affiliates’ sole and exclusive remedy against SST IV and its subsidiaries.

Fees and Expenses

Except as described above under “Termination of the Merger Agreement,” all fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, provided that SST IV and SmartStop will share equally the filing fees required in connection with the registration statement on Form S-4, of which this Proxy Statement and Prospectus forms a part, filed in connection with the Merger.

Amendment and Waiver

Any time prior to the effective time of the Merger, to the extent permitted under applicable law, the parties may amend any provision of the Merger Agreement provided that such amendment is specifically set forth in an instrument in writing signed on behalf of all parties. In addition, at any time prior to the effective time of the Merger, to the extent permitted under applicable law, a party may grant an extension for the time for performance of any obligation of the other party, waive any inaccuracy in the representations and warranties of the other party or waive the other party’s compliance with any agreement or condition contained in the Merger Agreement by specifically setting forth such extension or amendment in an instrument written by such party.

Governing Law; Waiver of Jury Trial

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Maryland, without giving effect to conflicts of laws principles. Each party to the Merger Agreement agreed to waive, to the fullest extent permitted by applicable law, any right to a trial by jury in respect of any litigation directly or indirectly arising out of or in connection with the Merger Agreement.

DESCRIPTION OF SMARTSTOP STOCK

The following summary of the capital stock of SmartStop does not purport to be complete and is qualified in its entirety by reference to the SmartStop Charter and SmartStop Bylaws, and certain provisions of the MGCL. The following summary should be read in conjunction with the SmartStop Charter, the SmartStop Bylaws and the applicable provisions of the MGCL for complete information regarding SmartStop’s capital stock. To obtain copies of the SmartStop Charter and the SmartStop Bylaws, see the section “Where You Can Find More Information” in this Proxy Statement and Prospectus.

Description of Common Stock

The SmartStop Charter authorizes SmartStop to issue up to 900,000,000 shares of stock, of which 700,000,000 shares are designated as common stock at $0.001 par value per share and 200,000,000 shares are designated as preferred stock at $0.001 par value per share. Of the 700,000,000 shares of common stock authorized, 350,000,000 shares are classified as Class A common stock and 350,000,000 shares are classified as Class T common stock. Of the 200,000,000 shares of preferred stock authorized, 200,000 shares are classified and designated as Series A Convertible Preferred Stock. The SmartStop Board, with the approval of a majority of the entire SmartStop Board and without any action by SmartStop’s stockholders, may amend the SmartStop Charter from time to time to increase or decrease the aggregate number of SmartStop’s authorized shares of stock or the number of shares of stock of any class or series that SmartStop has authority to issue.

The SmartStop Charter also contains a provision permitting the SmartStop Board, with the approval of a majority of the SmartStop Board and without any action by SmartStop’s stockholders, to reclassify any unissued shares of common stock or classify any unissued shares of preferred stock or reclassify any previously classified but unissued shares of preferred stock of any series from time to time into one or more classes or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time.

Subject to any preferential rights of any other class or series of stock and to the provisions of the SmartStop Charter regarding the restriction on the transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by the SmartStop Board out of legally available funds and declared by SmartStop and, upon SmartStop’s liquidation, are entitled to receive all assets available for distribution to SmartStop’s stockholders. In the event of any voluntary or involuntary liquidation, dissolution or winding up of SmartStop, or any liquidating distribution of SmartStop’s assets, then such assets, or the proceeds therefrom, will be distributed between the holders of SmartStop Class A Common Stock and SmartStop Class T Common Stock ratably in proportion to the respective net asset value for each class until the net asset value for each class has been paid. SmartStop will calculate the estimated net asset value per share as a whole for all shares of SmartStop Class A Common Stock and SmartStop Class T Common Stock and then will determine any differences attributable to each class. SmartStop expects the estimated net asset value per share of SmartStop Class A Common Stock and SmartStop Class T Common Stock to be the same, except in the unlikely event that the stockholder servicing fees exceed the amount otherwise available for distribution to holders of SmartStop Class T Common Stock in a particular period (prior to the deduction of the stockholder servicing fees), in which case the excess will be accrued as a reduction to the estimated net asset value per share of SmartStop Class T Common Stock, which would result in the net asset value and distributions upon liquidation with respect to SmartStop Class T Common Stock being lower than the net asset value and distributions upon liquidation with respect to SmartStop Class A Common Stock. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Upon issuance for full payment, all common stock issued will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that SmartStop issues, or preference, conversion, exchange, cumulative, sinking fund, redemption or appraisal rights (unless, in the case of appraisal rights, the SmartStop Board, upon such terms and conditions as may be specified by the SmartStop Board, determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such stock would otherwise be entitled to exercise appraisal rights). SmartStop may offer a share redemption program relating to shares of SmartStop Common Stock from time to time, but the existence and terms of any such program would be subject to the discretion of the SmartStop Board. Generally, holders of SmartStop Class A Common Stock and SmartStop Class T Common Stock will vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of SmartStop’s stockholders; provided that with respect to any matter that would alter only the contract rights of a particular class of common stock, only the holders of such affected class are entitled to vote.

Meetings and Special Voting Requirements

Subject to the restrictions on transfer of SmartStop’s stock contained in the SmartStop Charter, and subject to the express terms of any series of preferred stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of the SmartStop Board, which means that the holders of a majority of outstanding shares of SmartStop Common Stock can elect all of the directors then standing for election and the holders of the remaining shares of SmartStop Common Stock will not be able to elect any directors. A plurality of all votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director.

Under Maryland law, a Maryland corporation generally cannot dissolve or liquidate, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The SmartStop Charter provides for approval of these matters by the affirmative vote of a majority of the votes entitled to be cast.

However, under the MGCL and the SmartStop Charter, the following events do not require stockholder approval:

•	stock exchanges in which SmartStop is the successor;

•

mergers with or into a 90% or more owned subsidiary corporation, provided that the charter of the successor is not amended and that the contract rights of any stock issued in the merger are identical to those of the stock that was exchanged;

•	mergers in which SmartStop is the successor and does not:

•	reclassify or change the terms of any of shares that are outstanding immediately before the effective time of the merger;

•	amend the SmartStop Charter; and

•	issue more than 20% of the number of shares of any class or series of stock outstanding immediately before the merger; and

•	transfers of less than substantially all of SmartStop’s assets.

Also, SmartStop’s operating assets are held by its subsidiaries and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of SmartStop’s stockholders; provided, however, the merger or sale of all or substantially all of the operating assets held by SmartStop OP will require the approval of SmartStop’s stockholders.

Restrictions on Ownership and Transfer

In order for SmartStop to qualify as a REIT, SmartStop must meet the following criteria regarding its stockholders’ ownership of shares:

•

five or fewer individuals (as defined in the Code to include certain tax-exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of the outstanding shares of SmartStop’s stock during the last half of a taxable year; and

•	100 or more persons must beneficially own shares of SmartStop’s stock during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

SmartStop may prohibit certain acquisitions and transfers of shares so as to ensure SmartStop’s initial and continued qualification as a REIT under the Code. However, SmartStop cannot assure stockholders that this prohibition will be effective. Because SmartStop believes it is essential for SmartStop to qualify and continue to qualify as a REIT, the SmartStop Charter provides (subject to certain exceptions) that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of the outstanding shares of SmartStop’s stock or more than 9.8% of the number or value (whichever is more restrictive) of the outstanding shares of SmartStop Common Stock.

The SmartStop Board, in its sole discretion, may waive this ownership limit (prospectively or retroactively) if evidence satisfactory to the SmartStop Board, including certain representations and undertakings required by the SmartStop Charter is presented that such ownership will not then or in the future jeopardize SmartStop’s status as a REIT. Also, these restrictions on transferability and ownership will not apply if SmartStop’s directors determine that it is no longer in SmartStop’s best interests to continue to qualify as a REIT or that compliance is no longer required in order for SmartStop to qualify as a REIT.

Additionally, the SmartStop Charter further prohibits the transfer or issuance of SmartStop’s stock if such transfer or issuance:

•	with respect to transfers only, results in SmartStop stock being beneficially owned by fewer than 100 persons;

•	results in SmartStop being “closely held” within the meaning of Section 856(h) of the Code;

•	results in SmartStop owning, directly or indirectly, more than 9.9% of the ownership interests in any tenant; or

•	otherwise results in SmartStop’s disqualification as a REIT.

Any attempted transfer of SmartStop’s stock which, if effective, would result in SmartStop’s stock being beneficially owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of SmartStop’s stock which, if effective, would result in (1) violation of the ownership limit discussed above, (2) SmartStop being “closely held” under Section 856(h) of the Code, (3) SmartStop owning (directly or indirectly) more than 9.9% of the ownership interests in any tenant, or (4) SmartStop otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to one or more trusts for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the transfer. Shares held in trust will remain issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiaries. Any dividend or other distribution paid prior to SmartStop’s discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiaries. Subject to Maryland law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiaries. However, if SmartStop has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from SmartStop that shares of stock have been transferred to the trust, the trustee of the beneficial trust will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the 9.8% ownership limit or the other restrictions on transfer. Upon sale of the shares held in trust, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiaries as follows. The intended transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, such as a gift, devise or other similar transaction, the market price, as defined in the SmartStop Charter, of the shares on the day of the event causing the shares to be held in the trust and (2) the price per share received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. Any net sale proceeds in excess of the amount payable per share to the intended transferee will be paid immediately to the charitable beneficiaries. If, prior to SmartStop’s discovery that shares of stock have been transferred to the trust, the shares are sold by the intended transferee, then the shares will be deemed to have been sold on behalf of the trust and, to the extent that the intended transferee received an amount for the shares that exceeds the amount such intended transferee was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares of stock held in the trust will be deemed to have been offered for sale to SmartStop, or its designee, at a price per share equal to the lesser of (1) the price per share paid in the transfer that created the shares held in trust or, in the case of a devise or gift, the market price at the time of the devise or gift or (2) the market price on the date SmartStop, or its designee, accepts the offer. SmartStop will have the right to accept the offer until the trustee has sold the shares. Upon a sale to SmartStop, the interest of the charitable beneficiaries in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the intended transferee. SmartStop may reduce the amount payable to the intended transferee by the amount of dividends and other distributions which have been paid to the intended transferee and are owed by the intended transferee to the trustee. SmartStop may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiaries.

If the transfer to the trust as described above is not automatically effective for any reason to prevent violation of the above limitations or SmartStop’s failing to qualify as a REIT, then the transfer of the number of shares that otherwise cause any person to violate the above limitations will be null and void and the intended transferee will acquire no rights in such shares.

Any person who acquires or attempts to acquire shares of SmartStop’s stock in violation of the foregoing limitations or would have owned shares that resulted in a transfer to a charitable trust must immediately give notice to SmartStop of such event or, in the case of a proposed or attempted transaction, give at least 15 days prior written notice to SmartStop. In both cases, such persons must provide to SmartStop such other information as SmartStop may request in order to determine the effect, if any, of such transfer on SmartStop’s status as a REIT. The foregoing restrictions will continue to apply until the SmartStop Board determines it is no longer in SmartStop’s best interest to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

The ownership restriction does not apply to the underwriter in a public offering or private placement of shares of stock or to a person or persons exempted (prospectively or retroactively) from the ownership limit by the SmartStop Board based upon appropriate assurances, including certain representations and undertakings required by the SmartStop Charter, that SmartStop’s qualification as a REIT is not jeopardized. Any person who owns 5% or more of the outstanding shares of stock during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Conversion Upon Listing

The SmartStop Charter provides that, upon the listing of a class of common stock for trading on a national securities exchange, each share of the class or classes of common stock that are not so listed will automatically and without any action on the part of the holder thereof convert into a number of shares of the listed class of common stock equal to a fraction, the numerator of which is the net asset value allocable to the shares of the applicable non-listed class of common stock and the denominator of which is the net asset value allocable to the shares of the listed class of common stock.

Distributions

Distributions are authorized at the discretion of the SmartStop Board, which are directed, in substantial part, by its obligation to cause SmartStop to comply with the REIT requirements of the Code. The SmartStop Board may increase, decrease, or eliminate the distribution rate that is being paid at any time. The per share amount of distributions on different classes of shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on SmartStop Class T Common Stock will likely be lower than distributions on SmartStop Class A Common Stock because SmartStop Class T Common Stock is subject to ongoing stockholder servicing fees. SmartStop may decide to make stock distributions or to make distributions using a combination of stock and cash, or to fund some or all of its distributions from available funds, from debt financing, or pursuant to SmartStop’s DRP. Because substantially all of SmartStop’s operations will be performed indirectly through SmartStop OP, SmartStop’s ability to pay distributions will depend in large part on SmartStop OP’s ability to pay distributions to its partners, including to SmartStop. In the event SmartStop does not have enough cash from operations to fund cash distributions, SmartStop may borrow, issue additional securities or sell assets in order to fund the distributions.

Stockholder Liability

The MGCL provides that SmartStop’s stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by SmartStop or the SmartStop Board; and

•

are under no obligation to SmartStop or its creditors with respect to their shares of stock other than the obligation to pay to SmartStop the full amount of the consideration for which their shares were issued.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, the SmartStop Board has by resolution exempted business combinations between SmartStop and any person, provided that the business combination is first approved by the SmartStop Board. In connection with the issuance of the Series A Convertible Preferred Stock, the SmartStop Board approved also such an exemption with respect to the holders of the Series A Convertible Preferred Stock.

Control Share Acquisitions

With some exceptions, Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter, excluding “control shares”:

•	owned by the acquiring person;

•	owned by SmartStop’s officers; and

•	owned by SmartStop’s employees who are also directors.

“Control shares” mean voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel the SmartStop Board to call a special meeting of SmartStop’s stockholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, SmartStop may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some restrictions and limitations, SmartStop may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved, or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if SmartStop is a party to the transaction or to acquisitions approved or exempted by the SmartStop Charter or the SmartStop Bylaws.

As permitted by the MGCL, the SmartStop Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of SmartStop stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

The SmartStop Charter sets forth SmartStop’s election pursuant to Subtitle 8 that, except as may be provided by the SmartStop Board in setting the terms of any class or series of preferred stock, vacancies on the SmartStop Board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. In addition, through provisions unrelated to Subtitle 8, the SmartStop Charter and the SmartStop Bylaws vest in the SmartStop Board the exclusive power to fix the number of directorships and the SmartStop Bylaws require, unless called by the chairman of the SmartStop Board, SmartStop’s chief executive officer or president or the SmartStop Board, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter.

Advance Notice of Director Nominations and New Business

The SmartStop Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the SmartStop Board and the proposal of business to be considered by stockholders may be made only (1) pursuant to SmartStop’s notice of the meeting, (2) by or at the direction of the SmartStop Board, or (3) by a stockholder who is a stockholder of record at the record date set by the SmartStop Board for the purpose of determining stockholders entitled to vote at the annual meeting, at the time of giving the advance notice required by the SmartStop Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated or on such other business and who has complied with the advance notice procedures of the SmartStop Bylaws.

With respect to special meetings of stockholders, only the business specified in SmartStop’s notice of the meeting may be brought before the meeting. Nominations of individuals for election to the SmartStop Board at a special meeting may be made only (1) by or at the direction of the SmartStop Board or (2) provided that the meeting has been called in accordance with the SmartStop Bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record at the record date set by the SmartStop Board for the purpose of determining stockholders entitled to vote at the special meeting, at the time of giving the advance notice required by the SmartStop Bylaws and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting in the election of each individual nominated and who has complied with the advance notice provisions of the SmartStop Bylaws.

Forum for Certain Litigation

The SmartStop Bylaws provide that, unless SmartStop consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of SmartStop, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of SmartStop to SmartStop or to SmartStop’s stockholders, (c) any action asserting a claim against SmartStop or any director or officer or other employee of SmartStop arising pursuant to any provision of the MGCL, the SmartStop Charter, or the SmartStop Bylaws, or (d) any action asserting a claim against SmartStop or any director or officer or other employee of SmartStop that is governed by the internal affairs doctrine.

Preferred Stock

The SmartStop Charter authorizes the SmartStop Board to designate and issue one or more classes or series of preferred stock without stockholder approval and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred stock. The issuance of one or more series or classes of preferred stock must be approved by a majority of the SmartStop Board. Because the SmartStop Board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of SmartStop Common Stock.

SmartStop has issued Series A Convertible Preferred Stock that ranks senior to all other shares of SmartStop’s capital stock, including SmartStop Common Stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of SmartStop.

Additionally, as described in the Articles Supplementary for the Series A Convertible Preferred Stock, after certain triggering events, the holders of Series A Convertible Preferred Stock have the right to convert any or all of the Series A Convertible Preferred Stock held by such holders into SmartStop Common Stock.

The holders of Series A Convertible Preferred Stock are not entitled to vote on any matter submitted to a vote of SmartStop’s stockholders, except that in the event that the dividend for the Series A Convertible Preferred Stock has not been paid for at least four quarters (whether or not consecutive), the holders of Series A Convertible Preferred Stock have the right to vote together with SmartStop’s stockholders on any matter submitted to a vote of the stockholders, upon which the holders of the Series A Convertible Preferred Stock and holders of SmartStop Common Stock will vote together as a single class. The number of votes applicable to a share of Series A Convertible Preferred Stock will be equal to the number of shares of SmartStop Common Stock into which a share of Series A Convertible Preferred Stock could have been converted as of the record date set for purposes of such stockholder vote. This foregoing limited voting right shall cease when all past dividend periods have been paid in full. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock is required in certain customary circumstances, as well as other circumstances, such as (i) SmartStop’s real estate portfolio exceeding a leverage ratio of 60% loan-to-value, (ii) entering into certain transactions with the Executive Chairman of SmartStop as of October 29, 2019, or his affiliates, (iii) effecting a merger (or similar) transaction with an entity whose assets are not at least 80% self storage related and (iv) entering into any line of business other than self storage and ancillary businesses, unless such ancillary business represents revenues of less than 10% of SmartStop’s revenues for SmartStop’s last fiscal year.

If SmartStop issues additional preferred stock with a distribution preference over SmartStop Common Stock, payment of any distribution preferences of outstanding preferred stock would further reduce the amount of funds available for the payment of distributions on SmartStop Common Stock. Further, holders of preferred stock are normally entitled (and holders of the Series A Convertible Preferred Stock are entitled) to receive a preference payment in the event SmartStop liquidates, dissolves, or winds up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence.

COMPARISON OF RIGHTS OF SST IV STOCKHOLDERS AND SMARTSTOP STOCKHOLDERS

If the Merger is consummated, SST IV stockholders will become SmartStop stockholders. The rights of SST IV stockholders are currently governed by and subject to the provisions of the MGCL, the SST IV Charter and the SST IV Bylaws. Upon consummation of the Merger, the rights of the former SST IV stockholders who receive SmartStop Class A Common Stock in connection with the Merger will continue to be governed by the MGCL and will be governed by the SmartStop Charter and the SmartStop Bylaws, rather than the SST IV Charter and the SST IV Bylaws.

The following is a summary comparison of material differences between the rights of stockholders of SST IV under the MGCL and the SST IV Charter and the SST IV Bylaws, on the one hand, and the rights of stockholders of SmartStop under the MGCL and the SmartStop Charter and the SmartStop Bylaws (which will be the rights of stockholders of the Combined Company following the Merger), on the other hand. The summary set forth below is not intended to be an exhaustive discussion of the foregoing and may not contain all the information that is important to you. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the MGCL, (ii) the SmartStop Charter, (iii) the SST IV Charter, (iv) the SmartStop Bylaws and (v) the SST IV Bylaws.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the MGCL, as well as the governing corporate instruments of each of SmartStop and SST IV referred to herein, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this Proxy Statement and Prospectus is delivered, by following the instructions under “Where You Can Find More Information.”

Rights of SmartStop Stockholders	Rights of SST IV Stockholders

Corporate Structure

SmartStop is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of SmartStop stockholders are governed by the MGCL, the SmartStop Charter and the SmartStop Bylaws.

SST IV is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of SST IV stockholders are governed by the MGCL, the SST IV Charter and the SST IV Bylaws.

Authorized Capital Stock

SmartStop is authorized to issue an aggregate of 900,000,000 shares of capital stock, consisting of 700,000,000 shares of common stock, $0.001 par value per share, of which 350,000,000 are classified as Class A common stock and 350,000,000 are classified as Class T common stock, and 200,000,000 shares of preferred stock, $0.001 par value per share, of which 200,000 are classified as Series A Convertible Preferred Stock.	SST IV is authorized to issue an aggregate of 900,000,000 shares of capital stock, consisting of 700,000,000 shares of common stock, $0.001 par value per share, of which 315,000,000 are classified as Class A common stock, 315,000,000 are classified as Class T common stock and 70,000,000 are classified as Class W common stock, and 200,000,000 shares of preferred stock, $0.001 par value per share.

Special Meeting of Stockholders

The SmartStop Bylaws provide that special meetings of the stockholders (i) may be called at any time by the chairman of the SmartStop Board, the chief executive officer, the president or the SmartStop Board and (ii) must be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast on such matter at such meeting.	The SST IV Charter and the SST IV Bylaws provide that special meetings of the stockholders (i) may be called at any time by the president, the chief executive officer, a majority of the SST IV Board or a majority of the independent directors and (ii) must be called by the secretary upon the written request of stockholders entitled to cast not less than 10% of the votes entitled to be cast on any matter proposed to be considered at such meeting.

Rights of SmartStop Stockholders	Rights of SST IV Stockholders

Number of Directors

The SmartStop Charter provides that the number of directors will be five, which number may be increased or decreased from time to time pursuant to the SmartStop Bylaws but will never be less than the minimum number required by the MGCL. The SmartStop Bylaws further provide that the number may not be more than 15. The current size of the SmartStop Board is five.	The SST IV Charter provides that the number of directors will be three, which number may be increased or decreased from time to time pursuant to the SST IV Bylaws. The SST IV Charter and SST IV Bylaws provide that the number of directors will never be less than the minimum number required by the MGCL nor more than 15. The current size of the SST IV Board is three. A majority of the SST IV Board must be comprised of individuals who are not associated and have not been associated within the last two years, directly or indirectly, with SmartStop or the SST IV Advisor.

Removal of Directors

The SmartStop Charter provides that any director, or the entire SmartStop Board, may be removed from office at any time, but only for cause and then only by the affirmative vote of stockholders of SmartStop entitled to cast at least a majority of the votes entitled to be cast generally in the election of directors. The SmartStop Charter defines “cause” to mean, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to SmartStop through bad faith or active and deliberate dishonesty.	The SST IV Charter provides that any director, or the entire SST IV Board, may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

Filling of Board Vacancies

Except as may be provided by the SmartStop Board in setting the terms of any class or series of preferred stock, any and all vacancies on the SmartStop Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.	Except as may be provided by the SST IV Board in setting the terms of any class or series of preferred stock, any vacancy on the SST IV Board may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. In addition, the stockholders of SST IV may fill a vacancy on the SST IV Board which results from the removal of a director. A director elected by the SST IV Board to fill a vacancy serves until the next annual meeting of stockholders and until a successor is duly elected and qualifies. A director elected by the stockholders to fill a vacancy which results from the removal of a director serves for the balance of the term of the removed director.

Advance Notice of Director Nominations and New Business

The SmartStop Bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For an annual meeting, a stockholder must deliver notice to the secretary of SmartStop not earlier than the 150th day	The SST IV Bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For an annual meeting, a stockholder must deliver notice to the secretary of SST IV no earlier than 90 days nor

Rights of SmartStop Stockholders	Rights of SST IV Stockholders
and not later than 5:00 p.m., local time, on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting. However, if the date of mailing of the notice is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the previous year’s annual meeting, notice by the stockholder must be given not earlier than the 150th day prior to the date of mailing of the notice for such meeting and not later than 5:00 p.m., local time, on the later of the 120th day prior to the date of mailing of the notice for such meeting or the tenth day following the day on which disclosure of the date of mailing of the notice for such meeting is first made. For a special	more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting. However, if the date of mailing of the notice is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the previous year’s annual meeting, notice by the stockholder must be given not earlier than the 120th day prior to the date of mailing of the notice for such meeting and not later than 5:00 p.m., local time, on the later of the 90th day prior to the date of mailing of the notice for such meeting or the tenth day following the day on which disclosure of the date of mailing of the notice for such meeting is first made. For a special meeting at which directors meeting at which directors are to be elected, a stockholder must deliver notice to the secretary of SmartStop not earlier than the 120th day prior to the meeting and not later than 5:00 p.m., local time, on the later of the 90th day prior to the meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the SmartStop Board to be elected at such meeting.

In the event that the number of directors to the SmartStop Board is increased and there is no public announcement naming all of the nominees for directors or specifying the size of the increased SmartStop Board at least 130 days prior to the first anniversary of the mailing of the notice for the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary of SmartStop not later than the tenth day following the day on which such public announcement is first made by SmartStop.

are to be elected, a stockholder must deliver notice to the secretary of SST IV not earlier than the 120th day prior to the meeting and not later than 5:00 p.m., local time, on the later of the 90th day prior to the meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the SST IV Board to be elected at such meeting.

In the event that the number of directors to the SST IV Board is increased and there is no public announcement naming all of the nominees for directors or specifying the size of the increased SST IV Board at least 100 days prior to the first anniversary of the mailing of the notice for the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary of SST IV not later than the tenth day following the day on which such public announcement is first made by SST IV.

Limitation of Liability and Indemnification of Directors and Officers

The SmartStop Charter limits the liability of SmartStop’s directors and officers to SmartStop and its stockholders for money damages to the maximum extent permitted by Maryland law. The SmartStop Charter requires SmartStop to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of SmartStop and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a director or officer of SmartStop	The SST IV Charter limits the liability of SST IV’s directors and officers to SST IV and its stockholders for money damages and requires SST IV to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of SST IV, (ii) any individual who, while a director of SST IV and at the request of SST IV, serves or has served as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which

Rights of SmartStop Stockholders	Rights of SST IV Stockholders
and at the request of SmartStop, serves or has served as a director, officer, member, manager, partner or trustee of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

such person may incur by reason of his or her service in such capacity or (iii) the SST IV Advisor or any of its affiliates acting as an agent of SST IV.

However, SST IV may indemnify a director, the SST IV Advisor or any affiliate of the SST IV Advisor (collectively, the “SST IV Indemnified Parties”) for liability or loss suffered by any of them or hold a SST IV Indemnified Party harmless for any loss or liability by SST IV only if the following conditions are met: (i) the SST IV Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of SST IV, (ii) the SST IV Indemnified

Party was acting on behalf of or performing services for SST IV, (iii) such liability or loss was not the result of negligence or misconduct by the SST IV Indemnified Party (or gross negligence or willful misconduct in the case of an independent director) and (iv) such indemnification is recoverable only out of the net assets of SST IV and not from its stockholders. In addition, SST IV may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a SST IV Indemnified Party unless one or more of the following conditions are met: (A) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the SST IV Indemnified Party, (B) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the SST IV Indemnified Party, or (C) a court of competent jurisdiction approves a settlement of the claims against the SST IV Indemnified Party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of SST IV were offered or sold as to indemnification for violations of securities laws.

The SST IV Charter further provides that a SST IV Indemnified Party may be paid or reimbursed reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding as a result of any legal action for which indemnification is being sought only if (in addition to the procedures required by the MGCL) the following conditions are met: (i) the proceeding relates to acts or omissions

Rights of SmartStop Stockholders	Rights of SST IV Stockholders
with respect to the performance of duties or services on behalf of SST IV, (ii) the legal proceeding is initiated by a third party who is not a stockholder of SST IV or the legal proceeding is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement, and (iii) the SST IV Indemnified Party undertakes to repay the amount paid or reimbursed by SST IV, together with the applicable legal rate of interest thereon, if it is ultimately determined that the SST IV Indemnified Party is not entitled to indemnification.

Voting Rights

Except as may be provided otherwise in the SmartStop Charter, and subject to the express terms of any class or series of preferred stock, the holders of SmartStop Common Stock have the exclusive right to vote on all matters (as to which a common stockholder shall be entitled to vote pursuant to applicable law) at all meetings of SmartStop’s stockholders. However, with respect to any matter that would alter only the contract rights of a particular class of common stock, only the holders of such affected class of common stock will have the right to vote on such matter.	The SST IV Charter provides that, without the approval of a majority of the shares of SST IV capital stock entitled to vote on the matter, the SST IV Board may not (i) amend the SST IV Charter to materially and adversely affect the rights, preferences and privileges of the common stockholders, (ii) amend provisions of the SST IV Charter relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions, (iii) liquidate or dissolve SST IV other than before the initial investment in property, (iv) sell all or substantially all of SST IV’s assets other than in the ordinary course of business or (v) cause the merger or other reorganization of SST IV.

Roll-Up Transactions

The SmartStop Charter does not include any provision related to Roll-Up Transactions.

The SST IV Charter requires that, in connection with a proposed Roll-Up Transaction, the person sponsoring the Roll-Up Transaction offer to holders of SST IV Common Stock who vote against the proposed Roll-Up Transaction the choice of either (i) accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction or (ii) one of the following: (A) remaining as common stockholders of SST IV and preserving their interest therein on the same terms and conditions as existed previously or (B) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of the net assets of SST IV.

The SST IV Charter prohibits SST IV from participating in any Roll-Up Transaction: (i) that would result in the holders of SST IV Common Stock having voting rights in a Roll-Up Entity that are less than the rights provided for in the SST IV Charter, (ii) that includes provisions that would operate as a

Rights of SmartStop Stockholders	Rights of SST IV Stockholders
material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or that would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (iii) in which investor’s rights to access of records of the Roll-Up Entity will be less than those described in the SST IV Charter or (iv) in which any of the costs of the Roll-Up Transaction will be borne by SST IV if the Roll-Up Transaction is not approved by the holders of SST IV Common Stock.

Takeover Defenses

The SmartStop Board adopted a resolution exempting any business combination between SmartStop and any person from the provisions of the Maryland Business Combination Act, provided that such business combination is first approved by the SmartStop Board and provided further that the resolution may be altered, amended or repealed, in whole or in part, at any time by the SmartStop Board. The SmartStop Bylaws provide that the Maryland Control Share Acquisition Act will not apply to any acquisition by any person of shares of stock of SmartStop. This provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition. SmartStop is not prohibited from electing to be subject to any provision of Title 3, Subtitle 8 of the MGCL.	The SST IV Charter provides that the Maryland Business Combination Act will not apply to any business combination of SST IV and any person, the SST IV Advisor or any affiliate of the SST IV Advisor and that the Maryland Control Share Acquisition Act will not apply to any acquisition of stock of SST IV by any person. The SST IV Charter further provides that, so long as SST IV is subject to the Statement of Policy Regarding Real Estate Investment Trusts as adopted by the North American Securities Administrators Association, SST IV may not elect to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to a two-thirds vote requirement for removing a director, a majority requirement for the calling of a special meeting of stockholders and a classified board.

Dividends and Distributions

The SmartStop Board may from time to time authorize payments to stockholders in connection with their stock, in cash or other assets of SmartStop or in stock of SmartStop, including in stock of one class payable to holders of stock of another class.	The SST IV Board may authorize payments to stockholders in connection with their stock. Distributions in kind are not permitted, except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of SST IV and the liquidation of its assets in accordance with the terms of the SST IV Charter or (iii) distributions in which (A) the SST IV Board advises each common stockholder of the risks associated with direct ownership of the property, (B) the SST IV Board offers each common stockholder the election of receiving such in-kind distributions and (C) in-kind distributions are made only to those common stockholders that accept such offer.

Rights of SmartStop Stockholders	Rights of SST IV Stockholders

Election of Directors; Quorum

The SmartStop Bylaws provide that a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present is sufficient to elect a director. The presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast at a meeting of stockholders constitutes a quorum.	The SST IV Charter and SST IV Bylaws provide that the holders of a majority of the shares of stock of SST IV entitled to vote who are present in person or represented by proxy at an annual meeting of stockholders at which a quorum is present may, without the necessity for concurrence by the SST IV Board, vote to elect a director. The presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at a meeting of stockholders constitutes a quorum.

Transactions with Affiliates

The SmartStop Charter does not address transactions with affiliates.	The SST IV Charter contains certain requirements and limitations with respect to transactions between SST IV, on the one hand, and the SST IV Advisor, SmartStop, a director of SST IV or any affiliate thereof, on the other hand, including (i) sales and leases of assets to SST IV, (ii) sales and leases of assets to the SST IV Advisor, SmartStop, a director of SST IV or any affiliate thereof, (iii) certain loans from the SST IV Advisor, SmartStop, a director of SST IV or any affiliate thereof and (iv) any other transaction with the SST IV Advisor, SmartStop, a director of SST IV or any affiliate thereof, unless a majority of the SST IV directors (including a majority of the independent directors) not otherwise interested in such transaction approve such transaction as being fair and reasonable to SST IV and on terms and conditions no less favorable to SST IV than those available from unaffiliated third parties.

Business Opportunities

The MGCL permits SmartStop to renounce, in the SmartStop Charter or by resolution of the SmartStop Board, any interest or expectancy of SmartStop in, or in being offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are presented to SmartStop or developed by or presented to one or more of its directors or officers. The SmartStop Charter does not address, and the SmartStop Board has not adopted any resolution addressing, business opportunities.	The MGCL permits SST IV to renounce, in the SST IV Charter or by resolution of the SST IV Board, any interest or expectancy of SST IV in, or in being offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are presented to SST IV or developed by or presented to one or more of its directors or officers. The SST IV Charter provides that, for so long as SST IV is externally advised by the SST IV Advisor, SST IV has no interest in any opportunity known to the SST IV Advisor or any affiliate thereof unless it has been recommended to SST IV by the SST IV Advisor.

Rights of SmartStop Stockholders	Rights of SST IV Stockholders

Access to Books and Records

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, have the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The SmartStop Charter does not provide additional rights of inspection.

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, have the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The SST IV Charter provides that, subject to certain limitations and requirements set forth therein, an alphabetical list of the names, addresses and telephone numbers of the common stockholders of SST IV, along with the number of shares of stock held by each of them, will be available for inspection by any common stockholder of SST IV or such common stockholder’s designated agent at the home office of SST IV upon the request of such stockholder, and that a copy of the stockholder list will be mailed to any common stockholder of SST IV so requesting within ten days of receipt by SST IV of the request. The SST IV Charter further provides that a stockholder may request a copy of the stockholder list in connection with matters relating to the stockholder’s voting rights, the exercise of stockholder rights under federal proxy laws or any other proper and legitimate purpose.

Reports to Stockholders

Under Maryland law, SmartStop must prepare, or cause to be prepared, annually a full and correct statement of affairs of the corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year.

The SmartStop Charter does not provide additional rights to reports.

Under Maryland law, SST IV must prepare, or cause to be prepared, annually a full and correct statement of affairs of the corporation, to include a balance sheet and a financial statement of operations for the preceding fiscal year.

The SST IV Charter further provides that SST IV will cause to be prepared and mailed or delivered to each common stockholder of SST IV as of a record date after the end of the fiscal year and each holder of other publicly held securities of SST IV within 120 days after the end of the fiscal year to which it relates an annual report for each fiscal year that will include: (i) financial statements prepared in accordance with generally accepted accounting principles that are audited and reported on by independent certified

Rights of SmartStop Stockholders	Rights of SST IV Stockholders
public accountants; (ii) the ratio of the costs of raising capital during the period to the capital raised; (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to the SST IV Advisor and any affiliate thereof by SST IV, including fees or charges paid to the SST IV Advisor and any affiliate thereof by third parties doing business with SST IV; (iv) the total operating expenses of SST IV, stated as a percentage of average invested assets and as a percentage of its net income; (v) a report from the independent directors that the policies being followed by SST IV are in the best interests of its common stockholders and the basis for such determination; and (vi) separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving SST IV and the SST IV Advisor, SmartStop, any director of SST IV or any affiliate thereof occurring in the year for which the annual report is made.

Investment Policies and Limitations

The SmartStop Charter and the SmartStop Bylaws do not include any investment policies or limitations, and the SmartStop Board may from time to time, in its sole discretion and as it deems appropriate, adopt, amend, revise or terminate any policy or policies with respect to SmartStop.	In addition to the limitations described in “Transactions with Affiliates” above, the SST IV Charter establishes investment restrictions and limitations with respect to investments in equity securities, unimproved real property and mortgages on unimproved real property, commodities, mortgages and other investments.

Suitability of Stockholders

The SmartStop Charter and the SmartStop Bylaws do not include provisions regarding suitability of stockholders.	The SST IV Charter provides that, subject to suitability standards established by individual states and until such time as SST IV Common Stock is listed on a national securities exchange, to become a SST IV stockholder, such prospective stockholder must represent to SST IV (or, in the case of sales to fiduciary accounts, the fiduciary account must represent to SST IV with respect to the beneficiary), among other requirements as SST IV may require from time to time, that such prospective stockholder or beneficiary has (i) a minimum annual gross income of $70,000 and a net worth of not less than $70,000 or (ii) a net worth of not less than $250,000, in each case excluding home, furnishings and automobiles from the calculation of net worth.

Minimum Investment and Transfer

The SmartStop Charter and the SmartStop Bylaws do not include provisions regarding minimum investments or transfers.	The SST IV Charter provides that each issuance or transfer of shares of SST IV Common Stock must comply with the requirements regarding minimum

Rights of SmartStop Stockholders	Rights of SST IV Stockholders
initial and subsequent cash investment amounts set forth in the prospectus as of the date of such issuance or transfer or any lower applicable state requirements with respect to minimum initial and subsequent cash investment amounts in effect as of the date of such issuance or transfer.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

2021 SST IV Annual Meeting of Stockholders

SST IV will not hold a 2021 annual meeting if the Merger is completed because SST IV will have been merged out of existence in the Merger. However, if the Merger Agreement is terminated for any reason, SST IV expects to hold an annual meeting of its stockholders in June 2021.

Any proposal by a stockholder for inclusion in proxy solicitation materials for the 2021 annual meeting of SST IV stockholders must be received by SST IV’s Secretary, Nicholas Look, at SST IV’s offices no later than December 15, 2020; however, if the date of SST IV’s 2021 annual meeting is changed by more than 30 days from the first anniversary of the date of SST IV’s 2020 annual meeting, then the deadline is a reasonable time before SST IV begins to print and send its proxy materials. If an SST IV stockholder desires to nominate a director or present a proposal at SST IV’s 2021 annual meeting, whether or not the nomination or proposal is intended to be included in SST IV’s 2021 proxy materials, the SST IV Bylaws currently require that the stockholder give advance written notice to SST IV’s Secretary, Nicholas Look, no earlier than December 15, 2020 and no later than January 14, 2021; however, in the event that the date of mailing of the notice for SST IV’s 2021 annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for SST IV’s 2020 annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 p.m., local time, on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the 10th day following the day on which disclosure of the date of mailing of the notice for such meeting is first made. SST IV stockholders desiring to nominate a director or submit a proposal are advised to examine the SST IV Bylaws, as they contain additional submission requirements.

LEGAL MATTERS

It is a condition to the Merger that (i) SST IV receive opinions from Bass Berry (or such other counsel reasonably satisfactory to SST IV) concerning the U.S. federal income tax consequences of the Merger and from Nelson Mullins (or such counsel reasonably satisfactory to SmartStop) regarding SmartStop’s qualification as a REIT and (ii) SmartStop receive opinions from Nelson Mullins (or such other counsel reasonably satisfactory to SmartStop) concerning the U.S. federal income tax consequences of the Merger and from Nelson Mullins (or such counsel reasonably satisfactory to SST IV) regarding SST IV’s qualification as a REIT. The opinions in (i) and (ii) above are issued (A) upon the filing of this Registration Statement on Form S-4, and are attached as Exhibits 8.1, 8.2, 8.3, and 8.4 hereto, and (B) upon the closing of the Merger. The validity of the shares of SmartStop to be issued in the Merger will be passed upon for SmartStop by Nelson Mullins.

EXPERTS

The consolidated financial statements and financial statement schedule of SmartStop Self Storage REIT, Inc. and its subsidiaries as of December 31, 2019 and 2018, and for each of the three years in the period ended

December 31, 2019, included in this Proxy Statement and Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and financial statement schedule of Strategic Storage Trust IV, Inc. and its subsidiaries as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in this Proxy Statement and Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

Only one copy of this Proxy Statement and Prospectus is being delivered to multiple security holders who share an address unless SST IV has received contrary instructions from one or more SST IV stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. SST IV will promptly deliver, upon written or oral request, a separate copy of this Proxy Statement and Prospectus to a security holder of a shared address to which a single copy was delivered. Also, security holders sharing an address may request a single copy of annual reports or proxy statements if they are currently receiving multiple copies. Such requests can be made by contacting SST IV’s proxy solicitor, Computershare, by telephone at (866) 438-2987.

WHERE YOU CAN FIND MORE INFORMATION

SmartStop has filed with the SEC a registration statement on Form S-4, of which this Proxy Statement and Prospectus is a part, to register the issuance of the SmartStop Class A Common Stock to SST IV stockholders in the Merger. As allowed by SEC rules, this Proxy Statement and Prospectus does not contain all the information one can find in the registration statement or the exhibits to the registration statement.

SmartStop and SST IV each file annual, quarterly, and current reports, proxy statements, and other information with the SEC. All of these filings are also available to the public at the SEC’s website at www.sec.gov. In addition, one may obtain copies of such documents at SmartStop’s website at www.strategicreit.com/site/sst2 and at SST IV’s website at www.strategicreit.com/site/sst4. Information included in the foregoing websites is not incorporated by reference into this Proxy Statement and Prospectus and such references are intended to be inactive textual references only.

SST IV stockholders may obtain a copy of this Proxy Statement and Prospectus for free from the SEC at the SEC’s website at www.sec.gov or by contacting SST IV in writing or by telephone:

Strategic Storage Trust IV, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(866) 418-5144

Attn: Investor Relations

Statements or summaries contained in this Proxy Statement and Prospectus regarding the contents of any document that is attached or filed as an exhibit hereto are not necessarily complete, and each such statement or summary is qualified in its entirety by reference to the full text of such document. Descriptions contained in this Proxy Statement and Prospectus regarding the terms and conditions of any agreement that is described herein, including descriptions of the representations and warranties that each of SmartStop and SST IV made to the other in the Merger Agreement, should not be read alone and instead should be read only in conjunction with the other information provided elsewhere in this document.

To receive documents in advance of the SST IV Special Meeting, please make a request for such documents no later than March 3, 2021 for documents requested to be sent by mail and March 8, 2021 for documents requested to be sent by email.

INDEX TO FINANCIAL INFORMATION

COMBINED COMPANY

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Unaudited Pro Forma Consolidated Financial Information	F-3
Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2020	F-5
Unaudited Pro Forma Consolidated Statement of Operations for the Nine Months Ended September 30, 2020	F-10
Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2019	F-13

SMARTSTOP SELF STORAGE REIT, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(AUDITED)

FINANCIAL STATEMENTS (INTERIM)

AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

STRATEGIC STORAGE TRUST IV, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(AUDITED)

FINANCIAL STATEMENTS (INTERIM)

AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

SmartStop Self Storage REIT, Inc.

Unaudited Pro Forma Consolidated Financial Information

On November 10, 2020, SmartStop Self Storage REIT, Inc. (“SmartStop”, the “Company”), Strategic Storage Trust IV, Inc. (“SST IV”), a public, non-traded REIT, and SST IV Merger Sub, LLC, the Company’s wholly-owned subsidiary (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), whereby SST IV would merge with and into Merger Sub, with Merger Sub being the surviving entity (the “SST IV Merger”) and at the effective time of the transaction, SST IV shall cease to exist as a separate entity in accordance with the applicable provisions of the Maryland General Corporation Law. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, each issued and outstanding share of SST IV’s common stock will be converted into the right to receive 2.1875 Class A Shares of SmartStop (the “Exchange Ratio”).

Assuming all of the conditions of the SST IV Merger are satisfied and the SST IV Merger is consummated in accordance with the terms in the Merger Agreement, the Company will acquire all of the real estate owned by SST IV, consisting of (i) 24 self storage facilities located in 9 states comprising approximately 18,000 self storage units and approximately 2.0 million net rentable square feet, and (ii) SST IV’s 50% equity interest in five unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada. The unconsolidated real estate ventures consist of two operating self storage properties and three parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), owning the other 50% of such entities. Additionally, the Company will obtain SST IV’s rights to acquire: (i) a property that will be developed into a self storage facility in San Gabriel, California, and (ii) a tract of land located in Brampton, Ontario in the Greater Toronto Area of Ontario, Canada that will be developed into a self storage facility pursuant to a joint venture with SmartCentres.

The following unaudited pro forma consolidated financial information of the Company as of and for the nine months ended September 30, 2020 has been derived from (1) the historical unaudited consolidated financial statements of the Company as filed in the Company’s Form 10-Q for the nine months ended September 30, 2020 and (2) the historical unaudited consolidated financial statements of SST IV for the nine months ended September 30, 2020, each of which were filed with the SEC on Form 10-Q on November 13, 2020 and are included elsewhere in this Index to Financial Information.

The following unaudited pro forma consolidated financial information of the Company for the year ended December 31, 2019 has been derived from (1) the historical audited consolidated financial statements of the Company as filed in the Company’s Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020, and (2) the historical audited consolidated financial statements of SST IV as filed in SST IV’s Form 10-K for the year ended December 31, 2019, filed with the SEC on March 20, 2020, each of which are included elsewhere in this Index to Financial Information.

The unaudited pro forma consolidated balance sheet as of September 30, 2020 reflects transaction accounting adjustments to the Company’s unaudited historical financial information to give effect to the proposed acquisition of SST IV as if it had occurred on September 30, 2020.

The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 reflect transaction accounting adjustments to the Company’s historical financial information to give effect to the proposed acquisition of SST IV as well as SST IV’s 2019 and 2020 acquisitions, as applicable, as if they had occurred on January 1, 2019.

Fair value estimates are based on management’s best estimates derived from existing valuations, comparable sales, pre-acquisition due diligence, discounted cash flow analyses, and other valuation methods. Allocations to land, site improvements, and buildings are based on existing valuations performed by independent third parties and an analysis of comparable properties in our existing portfolio. The pro forma relative fair values are based upon preliminary estimates, which is the best available information at the time of this filing. Such values may vary significantly from the actual fair value and allocation of the consideration upon completion of the transaction.

The unaudited pro forma consolidated financial information is not necessarily indicative of what the Company’s actual financial position or results of operations for the period would have been as of the date and for the periods indicated, nor does it purport to represent the Company’s future financial position or results of operations. The unaudited pro forma consolidated financial information should be read, together with the notes thereto, in conjunction with the more detailed information contained in the historical consolidated financial statements referenced in this filing.

The following table reconciles the total estimated fair value of consideration related to the proposed SST IV Merger as of September 30, 2020:

Equity issued(1)	$225,751,471
Cash(2)	47,117,047
Existing investments in and advances to SST IV	479,578

Total Consideration	$273,348,096

(1)	Net of 44 SST IV common shares previously owned by SmartStop.
(2)

The cash consideration includes an assumed use of cash of approximately $46.1 million to repay certain existing outstanding debt of SST IV at the close of the SST IV Merger, and approximately $0.7 million of debt defeasance costs that management expects in relation to the SST IV Merger, and the use of approximately $0.2 million for estimated transaction related costs.

The following table sets forth the estimated preliminary fair values of the assets to be acquired and liabilities to be assumed pursuant to the SST IV Merger Agreement:

Assets Acquired:
Land	$63,103,015
Building	244,631,115
Site improvements	13,358,025
Intangibles	11,982,339
Investments in unconsolidated real estate ventures	12,488,492
Cash and cash equivalents, and restricted cash	10,780,126
Other assets	3,990,002
Construction in process	812,379

Total assets acquired	$361,145,493
Liabilities Assumed:
Debt assumed	$80,886,302
Accounts payable and accrued liabilities	5,645,564
Distributions payable	1,265,531

Total liabilities assumed	87,797,397

Net assets acquired	$273,348,096

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2020

	SmartStop Self Storage REIT, Inc.	Strategic Storage Trust IV, Inc.	Transaction Accounting Pro Forma Adjustments	Notes	Pro Forma SmartStop Self Storage REIT, Inc.
ASSETS	{a}	{b}
Real estate facilities:
Land	$332,142,096	$57,745,927	$5,357,088	{c}	$395,245,111
Buildings	795,686,781	227,111,853	17,519,262	{c}	1,040,317,896
Site improvements	63,208,443	12,384,628	973,397	{c}	76,566,468

	1,191,037,320	297,242,408	23,849,747		1,512,129,475
Accumulated depreciation	(106,556,223)	(12,507,445)	12,507,445	{c}	(106,556,223)

	1,084,481,097	284,734,963	36,357,192		1,405,573,252
Construction in process	1,591,793	812,379	—	{c}	2,404,172

Real estate facilities, net	1,086,072,890	285,547,342	36,357,192		1,407,977,424
Cash and cash equivalents	36,747,083	10,213,897	(46,960,980)	{e}	—
Restricted cash	9,787,127	566,229	—		10,353,356
Investments in and advances to Managed REITs	8,178,896	—	(1,717,873)	{f}	6,461,023
Investments in unconsolidated joint ventures	—	7,880,895	4,607,597	{g}	12,488,492
Other assets, net	5,870,035	3,990,002	—		9,860,037
Debt issuance costs, net	—	861,590	(861,590)	{h}	—
Intangible assets, net of accumulated amortization	13,237,876	1,147,598	2,667,095	{d}	17,052,569
Trademarks	16,229,412	—	—		16,229,412
Goodwill	53,643,331	—	—		53,643,331

Total assets	$1,229,766,650	$310,207,553	$(5,908,559)		$1,534,065,644

LIABILITIES AND EQUITY
Debt, net	$712,789,410	$126,082,450	$(45,196,147)	{h}	$793,675,713
Accounts payable and accrued liabilities	23,656,005	4,264,691	1,271,034	{i}	29,191,730
Due to affiliates	818,665	1,815,103	(1,553,471)	{i}	1,080,297
Distributions payable	6,017,893	1,265,531	—		7,283,424
Contingent earnout	26,000,000	—	—		26,000,000
Deferred tax liabilities	3,310,241	—	(2,285,959)	{j}	1,024,282

Total liabilities	772,592,214	133,427,775	(47,764,543)		858,255,446

Commitments and contingencies
Redeemable common stock	54,116,173	11,084,494	(11,084,494)	{k}	54,116,173

Preferred Stock, $0.001 par value; 200,000,000 shares authorized:
Series A Convertible Preferred Stock, $0.001 par value; 200,000 shares authorized; 150,000 shares issued and outstanding at September 30, 2020, with aggregate liquidation preferences of $152,472,054	146,379,708	—	—		146,379,708

	SmartStop Self Storage REIT, Inc.	Strategic Storage Trust IV, Inc.	Transaction Accounting Pro Forma Adjustments	Notes	Pro Forma SmartStop Self Storage REIT, Inc.
Equity:
SmartStop Self Storage REIT, Inc. equity:
Class A common stock, $0.001 par value; 350,000,000 shares authorized; 52,453,575 shares issued and outstanding at September 30, 2020	52,454	5,431	17,652	{k}	75,537
Class T common stock, $0.001 par value; 350,000,000 shares authorized; 7,852,830 issued and outstanding at September 30, 2020	7,853	4,018	(4,018)	{k}	7,853
Class W Common stock	—	1,102	(1,102)	{k}	—
Additional paid-in capital	492,156,465	219,192,569	6,535,819	{k}	717,884,853
Distributions	(155,013,319)	(28,363,989)	28,363,989	{k}	(155,013,319)
Accumulated deficit	(136,914,972)	(24,869,978)	17,765,169	{l}	(144,019,781)
Accumulated other comprehensive loss	(4,902,696)	(375,578)	375,578	{k}	(4,902,696)

Total SmartStop Self Storage REIT, Inc. equity	195,385,785	165,593,575	53,053,087		414,032,447

Noncontrolling interests in our Operating Partnership	61,270,970	101,709	(101,709)	{m}	61,270,970
Other noncontrolling interests	21,800	—	(10,900)	{n}	10,900

Total noncontrolling interests	61,292,770	101,709	(112,609)		61,281,870

Total equity	256,678,555	165,695,284	52,940,478		475,314,317

Total liabilities and equity	$1,229,766,650	$310,207,553	$(5,908,559)		$1,534,065,644

See accompanying notes to the unaudited pro forma consolidated financial statements.

SmartStop Self Storage REIT, Inc.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

as of September 30, 2020

{a}    Reflects the historical unaudited consolidated balance sheet of the Company as of September 30, 2020, which is included elsewhere in this filing and in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2020.

{b}    Reflects the historical unaudited consolidated balance sheet of SST IV as of September 30, 2020, which is included elsewhere in this filing and in SST IV’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2020.

{c}    The Company allocated the cost of tangible assets acquired in the proposed SST IV Merger based on their preliminary estimated relative fair values as of September 30, 2020. The following table summarizes the preliminary purchase price allocations for the identified tangible real estate assets proposed to be acquired in the SST IV Merger using the best information available to management at the time of this filing. Such values may vary significantly from the actual fair value and allocation of the consideration upon completion of the transaction.

Land	Building	Site improvements	Construction in process	Total
$63,103,015	$244,631,115	$13,358,025	$812,379	$321,904,534

{d}    Represents the preliminary estimated fair values of the in-place lease intangibles acquired in the proposed SST IV Merger (approximately $12.0 million), net of the elimination of the intangible assets related to SST IV property management and asset management agreements, previously carried on the Company’s balance sheet as of September 30, 2020 (approximately $8.2 million).

{e}    Represents the impact to cash from the payoff of approximately $46.1 million of SST IV debt upon completion of the SST IV Merger, payment of certain merger and debt defeasance costs, as well as a reclassification of approximately $0.2 million of pro forma negative cash to accounts payable and accrued liabilities.

On October 26, 2020, SmartStop issued an additional 50,000 shares of Series A Preferred Stock to Extra Space Storage LP (“Extra Space”) for approximately $50 million of proceeds pursuant to existing agreements with Extra Space, which is not reflected in the unaudited pro forma consolidated balance sheet as of September 30, 2020. Based on the additional proceeds received, SmartStop expects to have sufficient cash to payoff approximately $46 million of existing SST IV debt.

{f}    Represents the investment in and net receivable from SST IV that eliminate upon the consolidation of SST IV into SmartStop resulting from the SST IV Merger, as well as the write-off of the carrying value of approximately $1.2 million related to the special limited partnership interest in SST IV’s operating partnership previously held by SmartStop, which per the terms of the SST IV Merger, terminates without consideration.

{g}    The Company estimated the relative fair values of the interests in unconsolidated real estate ventures to be acquired in the SST IV Merger using the best information available to management at the time of this filing. Such values may vary significantly from the actual fair value and allocation of the consideration upon completion of the transaction.

{h}    The change in debt issuance costs, net relates to the write-off of debt issuance costs of approximately $900,000 related to the SST IV KeyBank Revolving Credit Facility which on a pro forma basis, has been reflected as being repaid at the closing of the SST IV Merger.

The change in Debt, net represents a decrease in debt as a result of the pro forma repayment of approximately $46.1 million of existing SST IV debt that herein has been reflected as being funded with cash. Additionally, a liability related to a fair market value adjustment of $100,000 was assumed related to SST IV’s existing CMBS loan.

Below is a summary of SST IV’s debt and how it has been treated for these pro forma financial statements:

Treatment of Existing SST IV Debt	SST IV Debt as of September 30, 2020
SST IV debt assumptions
SST IV CMBS Loan	$40,500,000
SST IV TCF Loan	40,286,303

Total SST IV debt assumed	$80,786,303

SST IV debt paid off
SST IV Revolving Credit Facility	$44,000,000
SST IV Katy Loan	2,086,289

Total SST IV debt paid off	$46,086,289

Management’s Expectations – Refinance Credit Facility

The Company has presented the pro forma balance sheet and income statements herein assuming the closing of the SST IV Merger and the repayment of approximately $46.1 million of existing SST IV debt utilizing cash. However, the Company is currently in discussions with lenders and management expects to refinance the SST IV loans noted above and potentially several of its existing loans with a new credit facility (the “Refinance Credit Facility”). The Refinance Credit Facility would be expected to encumber the SST IV properties that are currently encumbered by the SST IV Revolving Credit Facility and the SST IV Katy Loan and potentially certain of the Company’s existing properties.

The proceeds from the Refinance Credit Facility noted above, in addition to cash on hand, are expected to be utilized to fund the repayment of certain of the Company’s and SST IV’s existing debt outstanding at the closing of the SST IV Merger.

{i}    This pro forma adjustment represents SST IV liabilities that were either settled in connection with the SST IV Merger, or were eliminated in consolidation upon the SST IV Merger, as well as a reclassification of approximately $0.2 million of negative cash to accounts payable and accrued liabilities.

{j}    This represents the change in the deferred tax liability related to the write off of the contract intangible assets from the property management and asset management agreements previously recorded on the Company’s balance sheet as of September 30, 2020.

{k}    This represents the impact of issuing SmartStop common stock to SST IV stockholders in exchange for their common stock as consideration for the SST IV Merger; which results in the elimination of SST IV’s redeemable common stock and related equity balances.

Per the terms set forth in the SST IV Merger Agreement, each share of SST IV common stock outstanding, excluding shares held by SmartStop, which as of September 30, 2020 was approximately 10,552,216 shares, will be automatically converted into the right to receive 2.1875 shares of SmartStop’s Class A common stock (the “SST IV Merger Consideration”). The fair value of each SmartStop share was determined to be approximately $9.78 per share, and is based on the most recent Net Asset Value Per Share of $10.40, as disclosed in the Company’s Form 8-K filed on April 22, 2020, less an illiquidity discount of 6%. Immediately prior to the closing of the SST IV Merger, all shares of SST IV common stock that are subject to vesting and other restrictions will also become fully vested and will convert into the right to receive the SST IV Merger Consideration upon closing of the SST IV Merger.

{l}    Reflects the elimination of SST IV’s accumulated deficit as of September 30, 2020, net of the Company’s write-off of the SST IV special limited partnership interest, which per the terms of the SST IV Merger, terminates without consideration, and net of the write-off of the intangible assets, net of the change in related deferred tax liabilities, related to the SST IV advisory agreement and property management contracts.

{m}    Reflects the elimination of the non-controlling interest in SST IV’s Operating Partnership in the SST IV Merger. As SmartStop is the current holder of SST IV’s non-controlling interest, such interest is eliminated upon consolidation.

{n}    Reflects the elimination of the non-controlling interests in tenant program joint ventures previously held by SST IV, that will be wholly owned by SmartStop upon the completion of the SST IV Merger.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020

	SmartStop Self Storage REIT, Inc.	Strategic Storage Trust IV, Inc.	Transaction Accounting Pro Forma Adjustments	Notes	Pro Forma SmartStop Self Storage REIT, Inc.
Revenues:	{a}	{b}
Self storage rental revenue	$77,221,013	$16,538,477	$498,028	{c}	$94,257,518
Ancillary operating revenue	3,768,213	163,663	610,635	{d}	4,542,511
Managed REIT Platform revenue	5,687,701	—	(4,066,919)	{e}	1,620,782
Reimbursable costs from Managed REITs	4,453,863	—	(4,061,675)	{f}	392,188

Total revenues	91,130,790	16,702,140	(7,019,931)		100,812,999

Operating expenses:
Property operating expenses	28,686,843	6,858,532	688,057	{h}	36,233,432
Property operating expenses – affiliates	—	3,390,798	(3,390,798)	{i}	—
Managed REIT Platform expense	2,512,103	—	(2,286,378)	{j}	225,725
Reimbursable costs from Managed REITs	4,453,863	—	(4,061,675)	{f}	392,188
General and administrative	11,829,732	2,502,863	—	{g}	14,332,595
Depreciation	23,562,701	5,899,252	344,695	{k}	29,806,648
Intangible amortization expense	8,475,682	2,746,401	1,247,712	{k}	12,469,795
Acquisition expenses – affiliates	—	342,192	—		342,192
Other property acquisition expenses	593,903	50,012	—		643,915
Contingent earnout adjustment	(5,100,000)	—	—		(5,100,000)
Impairment of goodwill and intangible assets	36,465,732	—	—		36,465,732
Impairment of investments in Managed REITs	4,376,879	—	—		4,376,879

Total operating expenses	115,857,438	21,790,050	(7,458,387)		130,189,101

Operating income (loss)	(24,726,648)	(5,087,910)	438,456		(29,376,102)
Other income (expense):
Interest expense	(24,717,208)	(3,139,590)	1,451,280	{m}	(26,405,518)
Interest expense – accretion of fair market value of secured debt	98,337	—	7,895	{l}	106,232
Interest expense – debt issuance costs	(2,832,240)	(1,055,455)	1,055,455	{n}	(2,832,240)
Equity in earnings (loss) of unconsolidated entities	—	(168,689)	—		(168,689)
Other	2,914,840	69,889	—		2,984,729

Net loss	(49,262,919)	(9,381,755)	2,953,086		(55,691,588)
Net loss attributable to the noncontrolling interests in our Operating Partnership	6,550,455	8,048	(841,122)	{o}	5,717,381
Less: Distributions to preferred stockholders	(7,112,022)	—	—		(7,112,022)

Net loss attributable to SmartStop Self Storage REIT, Inc. common stockholders	$(49,824,486)	$(9,373,707)	$2,111,964		$(57,086,229)

Net loss per Class A share – basic and diluted	$(0.84)				$(0.69)
Net loss per Class T share – basic and diluted	$(0.84)				$(0.69)

Weighted average Class A shares outstanding – basic and diluted	51,654,459		23,082,973	{p}	74,737,432
Weighted average Class T shares outstanding – basic and diluted	7,776,909		—		7,776,909

See accompanying notes to the unaudited pro forma consolidated financial statements.

SmartStop Self Storage REIT, Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

For the Nine Months Ended September 30, 2020

The unaudited pro forma adjustments are based on preliminary estimates which is the best available information at the time of this filing. The unaudited pro forma consolidated financial information is not necessarily indicative of what the Company’s actual financial position or results of operations for the period would have been as of the date and for the periods indicated, nor does it purport to represent the Company’s future financial position or results of operations. The unaudited pro forma consolidated financial information should be read, together with the notes thereto, in conjunction with the more detailed information contained in the historical consolidated financial statements referenced in this filing.

{a}    Reflects the unaudited results of operations of the Company for the nine months ended September 30, 2020, which are included elsewhere in this filing and in the Company’s Quarterly Report on Form 10-Q, filed with SEC on November 13, 2020.

{b}    Reflects the unaudited results of operations of SST IV for the nine months ended September 30, 2020, which are included elsewhere in this filing and in SST IV’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2020.

{c}    Represents the incremental self storage revenues had all SST IV properties owned as of September 30, 2020, been acquired at the latter of January 1, 2019 or the date certificate of occupancy was issued by local jurisdictions to development properties, which is the first day of operations for such properties.

{d}    Pursuant to the management contracts and tenant program joint ventures, the revenue earned from the tenant protection plans at the SST IV properties was previously recorded in Managed REIT Platform revenue in the Company’s consolidated statement of operations, but upon the closing of the SST IV Merger will be classified as ancillary operating revenue, as the properties at which the revenue is being generated would be wholly owned properties of the Company as of January 1, 2019.

{e}    Represents the tenant program joint ventures revenue described in {d} above, as well as property management and advisory fee income earned pursuant to SmartStop’s previously existing management contracts with SST IV that would not have been earned by the Company had the SST IV Merger occurred January 1, 2019, as the SST IV properties would have been wholly owned by SmartStop and such agreements would have been terminated.

{f}    Represents reimbursable costs paid on behalf of SST IV to the Company pursuant to the SST IV property management and advisory agreements that the Company would not have been reimbursed for had the SST IV Merger occurred January 1, 2019.

{g}    The Company has not reflected in these pro forma adjustments any reduction to general and administrative expenses related to SST IV. The Company expects reductions in general and administrative expenses relative to these pro forma financial statements, as upon the closing of the SST IV Merger certain costs related to maintaining the SST IV board of directors and other public company costs associated with the operation of SST IV will be eliminated.

{h}    Represents adjustments to property operating expenses to include the estimated change in the cost of property taxes as compared to the respective properties’ historical amounts under SST IV as a result of expected changes in the properties’ assessed values. Also included in this adjustment are certain costs that have been reclassified into property operating expenses and out of Managed REIT Platform expense, as the expenses relate to the management of the SST IV properties, which the Company was responsible for as the third party property manager. However, had the SST IV Merger occurred January 1, 2019, these costs would be included in property operating expenses.

{i}    Reflects the elimination of property management and asset management fees incurred by SST IV from their property management and advisory agreements with the Company had the SST IV Merger occurred January 1, 2019.

{j}    Represents costs which were incurred by the Company associated with the management or sponsorship of SST IV. Certain of these costs have been reclassified into property operating expenses, as the expenses relate to the management of the SST IV properties, which the Company was responsible for as the third party property manager; however, had the SST IV Merger occurred January 1, 2019, these costs would be included in property operating expenses. The costs incurred and expensed by the Company related to being the sponsor of SST IV and their public offering on a combined company basis would have been capitalized as an offering cost as a reduction to additional paid in capital, had the SST IV Merger occurred January 1, 2019.

{k}    Reflects the additional depreciation and amortization expense for the nine months ended September 30, 2020 to reflect the increased basis of real estate related assets related to the SST IV Merger, based on the estimated preliminary purchase price allocations, which are subject to change. Depreciation expense on the purchase price allocated to building is recognized using the straight-line method over a 35 year life and the depreciation for the site improvements is recognized using the straight-line method over a 10-year life. Amortization expense on the purchase price allocated to intangible assets is recognized using the straight-line method over its estimated benefit period.

{l}    Represents the amortization of the fair market value premium on a fixed rate SST IV loan assumed by the Company in the SST IV Merger amortized over the remaining term of the loan.

{m}    Adjustments reflect the removal of interest expense related to the loans below, both of which will be paid off in the closing of the SST IV Merger:

Loan	Interest expense for the nine months ended September 30, 2020
SST IV Revolving Credit Facility	1,349,393
SST IV Katy Loan	101,887

Total interest expense adjustment	$1,451,280

A 1/8% increase or decrease in interest rates would result in a change in interest expense of approximately $125,000 for the nine months ended September 30, 2020.

{n}    Represents the net decrease in the amortization of debt issuance costs from the SST IV loans paid off or assumed, as noted above, in the SST IV Merger.

{o}    The net loss attributable to the noncontrolling interests in SmartStop’s operating partnership were adjusted based on the additional pro forma losses and additional common stock outstanding resulting from the SST IV Merger.

{p}    This represents the additional common shares of SmartStop issued as consideration in exchange for SST IV’s outstanding common stock, as if these shares were outstanding for the entire nine months ended September 30, 2020.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

	SmartStop Self Storage REIT, Inc.	Strategic Storage Growth Trust, Inc.	Pro Forma Adjustments for SSGT Merger	Pro Forma SmartStop Self Storage REIT, Inc. Pre SST IV	Strategic Storage Trust IV, Inc.	Transaction Accounting Pro Forma Adjustments for SST IV	Notes	Pro Forma SmartStop Self Storage REIT, Inc.
Revenues:	{a}	{b}	{b}		{c}
Self storage rental revenue	$99,494,560	$1,371,794	$—	$100,866,354	$17,116,839	$3,240,583	{d}	$121,223,776
Ancillary operating revenue	3,706,700	43,665	—	3,750,365	131,502	254,148	{e}	4,136,015
Managed REIT Platform revenue	3,068,306	—	—	3,068,306	—	(2,241,361)	{f}	826,945
Reimbursable costs from Managed REITs	3,258,983	—	—	3,258,983	—	(2,688,715)	{g}	570,268

Total revenues	109,528,549	1,415,459	—	110,944,008	17,248,341	(1,435,345)		126,757,004

Operating expenses:
Property operating expenses	35,723,111	599,532	98,513	36,421,156	5,887,316	1,720,369	{i}	44,028,841
Property operating expenses – affiliates	6,605,670	177,343	50,347	6,833,360	3,042,112	(1,904,600)	{j}	7,970,872
Managed REIT Platform expense	2,739,556	—	—	2,739,556	—	(1,816,554)	{k}	923,002
Reimbursable costs from Managed REITs	3,258,983	—	—	3,258,983	—	(2,688,715)	{g}	570,268
General and administrative	10,461,453	224,084	—	10,685,537	2,355,426	—	{h}	13,040,963
Depreciation	29,605,278	445,586	91,188	30,142,052	5,099,425	3,225,838	{l}	38,467,315
Intangible amortization expense	11,493,394	46,206	499,300	12,038,900	5,165,506	2,822,720	{l}	20,027,126
Contingent earnout expense	200,000	—	—	200,000	—	—		200,000
Self administration transaction expenses	1,572,238	—	—	1,572,238	—	—		1,572,238
Acquisition expenses – affiliates	84,061	10,271	—	94,332	652,167	—		746,499
Other property acquisition expenses	141,489	—	—	141,489	457,946	—		599,435

Total operating expenses	101,885,233	1,503,022	739,348	104,127,603	22,659,898	1,359,058		128,146,559

Gain on sale of real estate	3,944,696	—		3,944,696	—	—		3,944,696
Write-off of equity interest and preexisting relationships in SST IV upon consolidation	—	—	—	—	—	(9,390,768)	{m}	(9,390,768)
Operating income (loss)	11,588,012	(87,563)	(739,348)	10,761,101	(5,411,557)	(12,185,171)		(6,835,627)
Other income (expense):
Interest expense	(37,563,247)	(62,771)	(1,245,359)	(38,871,377)	(2,867,178)	1,497,487	{n}	(40,241,068)
Interest expense – accretion of fair market value of secured debt	131,611	—	—	131,611	—	10,526	{o}	142,137
Interest expense – debt issuance costs	(3,996,676)	(50,841)	(111,181)	(4,158,698)	(1,264,178)	1,264,178	{p}	(4,158,698)
Net loss on extinguishment of debt	(2,647,633)	—	1,487,867	(1,159,766)	—	—		(1,159,766)
Gain resulting from acquisition of unconsolidated affiliates	8,017,353	—	—	8,017,353	—	—		8,017,353
Other	(624,958)	15,177	—	(609,781)	(25,815)	2,285,959	{q}	1,650,363

Net loss	(25,095,538)	(185,998)	(608,021)	(25,889,557)	(9,568,728)	(7,127,021)		(42,585,306)
Net loss attributable to the noncontrolling interests in our Operating Partnership	2,010,959	140	—	2,011,099	11,497	200,367	{r}	2,222,963
Less: Distributions to preferred stockholders	(1,665,754)	—	—	(1,665,754)	—	—		(1,665,754)

Net loss attributable to SmartStop Self Storage REIT, Inc. common stockholders	$(24,750,333)	$(185,858)	$(608,021)	$(25,544,212)	$(9,557,231)	$(6,926,654)		$(42,028,097)

Net loss per Class A share – basic and diluted	$(0.42)							$(0.52)
Net loss per Class T share – basic and diluted	$(0.42)							$(0.52)

Weighted average Class A shares outstanding – basic and diluted	50,734,472					23,082,973	{s}	73,817,445
Weighted average Class T shares outstanding – basic and diluted	7,607,654					—		7,607,654

See accompanying notes to the unaudited pro forma consolidated financial statements.

SmartStop Self Storage REIT, Inc.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2019

The unaudited pro forma adjustments are based on preliminary estimates which is the best available information at the time of this filing. The unaudited pro forma consolidated financial information is not necessarily indicative of what the Company’s actual financial position or results of operations for the period would have been as of the date and for the periods indicated, nor does it purport to represent the Company’s future financial position or results of operations. The unaudited pro forma consolidated financial information should be read, together with the notes thereto, in conjunction with the more detailed information contained in the historical consolidated financial statements referenced in this filing.

{a}        Reflects the audited results of operations of the Company for the year ended December 31, 2019, which are included elsewhere in this filing and in the Company’s Annual Report on Form 10-K, filed with the SEC on March 27, 2020.

{b}        Reflects the results of 23 days of operations of Strategic Storage Growth Trust, Inc. (“SSGT”) prior to merging with the Company on January 24, 2019 as well as pro forma adjustments to present consolidated financials as if the merger with SSGT was completed on January 1, 2019.

{c}        Reflects the audited results of operations of SST IV for the year ended December 31, 2019, which are included elsewhere in this filing and in SST IV’s Annual Report on Form 10-K, filed with the SEC on March 20, 2020.

{d}        Represents the incremental self storage revenues had all SST IV properties owned as of September 30, 2020, been acquired at the latter of January 1, 2019 or the date certificate of occupancy was issued by local jurisdictions to development properties, which is the first day of operations for such properties.

{e}        Pursuant to the management contracts and tenant program joint ventures, the revenue earned from the tenant protection plans at the SST IV properties was previously recorded in Managed REIT Platform revenue in the Company’s consolidated statement of operations, but upon the closing of the SST IV Merger will be classified as ancillary operating revenue as the properties at which the revenue is being generated would be wholly owned properties of the Company as of January 1, 2019.

{f}        Represents the tenant program joint ventures revenue described in {e} above, as well as property management and advisory fee income earned pursuant to SmartStop’s previously existing management contracts with SST IV that would not have been earned by the Company had the SST IV Merger occurred January 1, 2019, as the SST IV properties would have been wholly owned by SmartStop and such agreements would have been terminated.

{g}        Represents reimbursable costs paid on behalf of SST IV to the Company pursuant to the SST IV property management and advisory agreements that the Company would not have been reimbursed for had the SST IV Merger occurred January 1, 2019.

{h}        The Company has not reflected in these pro forma adjustments any reduction to general and administrative expenses related to SST IV or SSGT. The Company expects reductions in general and administrative expenses relative to these pro forma financial statements, as upon the closing of the SST IV Merger, certain costs related to maintaining the SST IV and SSGT board of directors and other public company costs associated with the operation of SST IV and SSGT will be eliminated.

{i}        Represents adjustments to property operating expenses to include the estimated change in the cost of property taxes as compared to the respective properties’ historical amounts under SST IV as a result of expected changes in the properties’ assessed values. Also included in this adjustment are certain costs that have been reclassified into property operating expenses and out of Managed REIT Platform expense, as the expenses relate to the management of the SST IV properties, which the Company was responsible for as the third party property manager. However, had the SST IV Merger occurred January 1, 2019, these costs would be included in property operating expenses.

{j}        Reflects the elimination of property management and asset management fees incurred by SST IV from their property management and advisory agreements with the Company subsequent to the Self Administration Transaction (“SAT”) that was completed on June 28, 2019. Subsequent to the SAT, SST IV would have been consolidated within SmartStop and self-managed, thus eliminating such fees. This pro forma adjustment is also impacted by adjustments to SST IV’s advisory fee for the period prior to the SAT, which would have decreased from an annual fee of 1% to an annual fee of 0.625% had the SST IV Merger occurred on January 1, 2019.

{k}        Represents costs which were incurred by the Company associated with the management or sponsorship of SST IV. Certain of these costs have been reclassified into property operating expenses, as the expenses relate to the management of the SST IV properties, which the Company was responsible for as the third party property manager; however, had the SST IV Merger occurred January 1, 2019, these costs would be included in property operating expenses. The costs incurred and expensed by the Company related to being the sponsor of SST IV and their public offering on a combined company basis would have been capitalized as an offering cost as a reduction to additional paid in capital, had the SST IV Merger occurred January 1, 2019.

{l}        Reflects the additional depreciation and amortization expense for the year ended December 31, 2019 to reflect the increased basis of real estate related assets related to the SST IV Merger, based on the estimated preliminary purchase price allocations, which are subject to change. Depreciation expense on the purchase price allocated to building is recognized using the straight-line method over a 35 year life and the depreciation for the site improvements is recognized using the straight-line method over a 10-year life. Amortization expense on the purchase price allocated to intangible assets is recognized using the straight-line method over its estimated benefit period.

{m}        Represents the Company’s write-off of the SST IV special limited partnership interest, which per the terms of the SST IV Merger, terminates without consideration, as well as the write-off of the intangible assets related to the SST IV advisory agreement and property management contracts.

{n}        Adjustments reflect the removal of interest expense recorded during the year ended December 31, 2019 related to the loans below, both of which will be paid off in the closing of the SST IV Merger:

Loan	Interest expense for the year ended December 31, 2019
SST IV Revolving Credit Facility	1,355,420
SST IV Katy Loan	142,067

Total interest expense adjustment	$1,497,487

A 1/8% increase or decrease in interest rates would result in a change in interest expense of approximately $170,000 for the year ended December 31, 2019.

{o}        Represents the fair market value premium on a fixed rate SST IV loan assumed by the Company in the SST IV Merger amortized over the remaining term of the loan.

{p}        Represents the net decrease in the amortization of debt issuance costs from the SST IV loans paid off or assumed, as noted above, in the SST IV Merger.

{q}        Represents the change in related deferred tax liabilities, related to the write-off of the SST IV advisory agreement and property management contracts.

{r}        The net loss attributable to the noncontrolling interests in SmartStop’s operating partnership were adjusted based on the additional pro forma losses and additional common stock outstanding resulting from the SST IV Merger.

{s}        This represents the additional common shares of SmartStop issued as consideration in exchange for SST IV’s outstanding common stock, as if these shares were outstanding for the entire year ended December 31, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

SmartStop Self Storage REIT, Inc.

Ladera Ranch, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SmartStop Self Storage REIT, Inc. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2017.

Costa Mesa, California

March 27, 2020

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2019 and 2018

	December 31,
	2019	2018
ASSETS
Real estate facilities:
Land	$332,350,688	$269,522,776
Buildings	780,969,455	507,580,145
Site improvements	60,505,225	43,193,105

	1,173,825,368	820,296,026
Accumulated depreciation	(83,692,491)	(54,264,685)

	1,090,132,877	766,031,341
Construction in process	12,237,722	130,383

Real estate facilities, net	1,102,370,599	766,161,724
Cash and cash equivalents	62,279,757	10,272,020
Restricted cash	6,291,366	3,740,188
Investments in and advances to Managed REITs	6,072,399	—
Other assets, net	6,318,037	14,580,417
Debt issuance costs, net of accumulated amortization	—	36,907
Intangible assets, net of accumulated amortization	30,040,426	1,562,781
Trademarks, net of accumulated amortization	19,688,167	—
Goodwill	78,372,980	—

Total assets	$1,311,433,731	$796,354,037

LIABILITIES AND EQUITY
Debt, net	$712,733,002	$406,084,103
Accounts payable and accrued liabilities	18,576,230	7,691,990
Due to affiliates	1,624,474	2,203,837
Distributions payable	5,159,105	2,890,395
Contingent earnout	31,100,000	—
Deferred tax liability	6,609,571	—

Total liabilities	775,802,382	418,870,325

Commitments and contingencies (Note 12)
Redeemable common stock	43,391,362	32,226,815
Preferred Stock, $0.001 par value; 200,000,000 shares authorized:
Series A Convertible Preferred Stock, $0.001 par value; 200,000 shares authorized; 150,000 shares issued and outstanding with an aggregate liquidation preference of $151,665,753 at December 31, 2019, and none issued and outstanding at December 31, 2018	146,426,164	—
Equity:
SmartStop Self Storage REIT, Inc. equity:
Class A common stock, $0.001 par value; 350,000,000 shares authorized; 51,435,124 and 50,437,059 shares issued and outstanding at December 31, 2019 and 2018, respectively	51,435	50,437
Class T common stock, $0.001 par value; 350,000,000 shares authorized; 7,699,893 and 7,533,790 issued and outstanding at December 31, 2019 and 2018, respectively	7,700	7,534
Additional paid-in capital	491,433,240	500,474,807
Distributions	(128,642,787)	(94,248,326)
Accumulated deficit	(87,090,486)	(62,340,153)
Accumulated other comprehensive income (loss)	(1,955,335)	1,390,354

Total SmartStop Self Storage REIT, Inc. equity	273,803,767	345,334,653

Noncontrolling interests in our Operating Partnership	71,988,256	(77,756)
Other noncontrolling interests	21,800	—
Total noncontrolling interests	72,010,056	(77,756)

Total equity	345,813,823	345,256,897
Total liabilities and equity	$1,311,433,731	$796,354,037

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenues:
Self storage rental revenue	$99,494,560	$78,473,091	$75,408,257
Ancillary operating revenue	3,706,700	1,939,166	700,649
Managed REIT Platform revenue	3,068,306	—	—
Reimbursable costs from Managed REITs	3,258,983	—	—

Total revenues	109,528,549	80,412,257	76,108,906

Operating expenses:
Property operating expenses	35,723,111	25,228,704	24,487,854
Property operating expenses – affiliates	6,605,670	10,254,634	10,631,362
Managed REIT Platform expenses	2,739,556	—	—
Reimbursable costs from Managed REITs	3,258,983	—	—
General and administrative	10,461,453	4,848,447	3,457,907
Depreciation	29,605,278	20,379,694	19,939,856
Intangible amortization expense	11,493,394	2,422,997	13,512,217
Contingent earnout expense	200,000	—	—
Self administration transaction expenses	1,572,238	—	—
Acquisition expenses – affiliates	84,061	72,179	212,577
Other property acquisition expenses	141,489	1,054,159	292,022

Total operating expenses	101,885,233	64,260,814	72,533,795

Gain on sale of real estate	3,944,696	—	—

Operating income	11,588,012	16,151,443	3,575,111
Other income (expense):
Interest expense	(37,563,247)	(18,002,274)	(16,356,565)
Interest expense – accretion of fair market value of secured debt	131,611	413,353	340,382
Interest expense – debt issuance costs	(3,996,676)	(1,582,049)	(2,177,833)
Net loss on extinguishment of debt	(2,647,633)	—	—
Gain resulting from acquisition of unconsolidated affiliates	8,017,353	—	—
Other	(624,958)	(701,203)	(367,385)

Net loss	(25,095,538)	(3,720,730)	(14,986,290)
Net loss attributable to the noncontrolling interests in our Operating Partnership	2,010,959	22,353	122,225
Less: Distributions to preferred stockholders	(1,665,754)	—	—

Net loss attributable to SmartStop Self Storage REIT, Inc. common stockholders	$(24,750,333)	$(3,698,377)	$(14,864,065)

Net loss per Class A share – basic and diluted	$(0.42)	$(0.06)	$(0.27)
Net loss per Class T share – basic and diluted	$(0.42)	$(0.06)	$(0.27)

Weighted average Class A shares outstanding – basic and diluted	50,734,472	49,902,967	48,781,865
Weighted average Class T shares outstanding – basic and diluted	7,607,654	7,441,250	7,240,953

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net loss	$(25,095,538)	$(3,720,730)	$(14,986,290)
Other comprehensive income (loss):
Foreign currency translation adjustment	2,371,517	(4,850,547)	3,947,683
Foreign currency hedge contract gains (losses)	(3,226,682)	5,251,438	(4,101,495)
Interest rate swap and cap contract gains (losses)	(2,575,366)	(379,745)	145,070

Other comprehensive income (loss)	(3,430,531)	21,146	(8,742)

Comprehensive loss	(28,526,069)	(3,699,584)	(14,995,032)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	2,095,801	22,226	122,296

Comprehensive loss attributable to SmartStop Self Storage REIT, Inc. common stockholders	$(26,430,268)	$(3,677,358)	$(14,872,736)

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2019, 2018 and 2017

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of December 31, 2016	47,174,543	$47,174	6,585,799	$6,586	$480,692,731	$(27,665,337)	$(43,777,711)	$1,377,950	$410,681,393	$(48,470)	$410,632,923	$—	$10,711,682
Gross proceeds from issuance of common stock	1,027,612	1,028	564,591	565	17,309,777	—	—	—	17,311,370	—	17,311,370	—	—
Offering costs	—	—	—	—	(1,748,589)	—	—	—	(1,748,589)	—	(1,748,589)	—	—
Issuance of limited partnership units in our Operating Partnership	—	—	—	—	—	—	—	—	—	4,875,454	4,875,454	—	—
Changes to redeemable common stock	—	—	—	—	(16,004,705)	—	—	—	(16,004,705)	—	(16,004,705)	—	16,004,705
Redemptions of common stock	(181,413)	(181)	(7,360)	(7)	—	—	—	—	(188)	—	(188)	—	(2,219,328)
Distributions	—	—	—	—	—	(32,896,167)	—	—	(32,896,167)	—	(32,896,167)	—	—
Distributions for noncontrolling interests	—	—	—	—	—	—	—	—	—	(277,290)	(277,290)	—	—
Issuance of shares for distribution reinvestment plan	1,365,350	1,365	207,112	207	16,004,705	—	—	—	16,006,277	—	16,006,277	—	—
Stock compensation expense	—	—	—	—	33,971	—	—	—	33,971	—	33,971	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc.	—	—	—	—	—	—	(14,864,065)	—	(14,864,065)	—	(14,864,065)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(122,225)	(122,225)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,947,683	3,947,683	—	3,947,683	—	—
Foreign currency forward contract loss	—	—	—	—	—	—	—	(4,101,495)	(4,101,495)	—	(4,101,495)	—	—
Interest rate swap contract gain and cap contract gain	—	—	—	—	—	—	—	145,070	145,070	—	145,070	—	—

Balance as of December 31, 2017	49,386,092	49,386	7,350,142	7,351	496,287,890	(60,561,504)	(58,641,776)	1,369,208	378,510,555	4,427,469	382,938,024	—	24,497,059

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of December 31, 2017	49,386,092	49,386	7,350,142	7,351	496,287,890	(60,561,504)	(58,641,776)	1,369,208	378,510,555	4,427,469	382,938,024	—	24,497,059
Conversion of OP Units to common stock	483,124	483	—	—	4,253,526	—	—	—	4,254,009	(4,254,009)	—	—	—
Redemption of interest in subsidiary	—	—	—	—	(125,000)	—	—	—	(125,000)	—	(125,000)	—	—
Offering costs	—	—	—	—	(16,902)	—	—	—	(16,902)	—	(16,902)	—	—
Issuance of restricted stock	10,500	11	—	—	—	—	—	—	11	—	11	—	—
Changes to redeemable common stock	—	—	—	—	(16,055,585)	—	—	—	(16,055,585)	—	(16,055,585)	—	16,055,585
Redemptions of common stock	(768,313)	(768)	(19,664)	(20)	—	—	—	—	(788)	—	(788)	—	(8,325,829)
Distributions	—	—	—	—	—	(33,686,822)	—	—	(33,686,822)	—	(33,686,822)	—	—
Distributions for noncontrolling interests	—	—	—	—	—	—	—	—	—	(228,863)	(228,863)	—	—
Issuance of shares for distribution reinvestment plan	1,325,656	1,325	203,312	203	16,055,585	—	—	—	16,057,113	—	16,057,113	—	—
Stock compensation expense	—	—	—	—	75,293	—	—	—	75,293	—	75,293	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc.	—	—	—	—	—	—	(3,698,377)	—	(3,698,377)	—	(3,698,377)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(22,353)	(22,353)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,850,547)	(4,850,547)	—	(4,850,547)	—	—
Foreign currency forward contract gain	—	—	—	—	—	—	—	5,251,438	5,251,438	—	5,251,438	—	—
Interest rate swap and cap contract losses	—	—	—	—	—	—	—	(379,745)	(379,745)	—	(379,745)	—	—

Balance as of December 31, 2018	50,437,059	50,437	7,533,790	7,534	500,474,807	(94,248,326)	(62,340,153)	1,390,354	345,334,653	(77,756)	345,256,897	—	32,226,815

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of December 31, 2018	50,437,059	50,437	7,533,790	7,534	500,474,807	(94,248,326)	(62,340,153)	1,390,354	345,334,653	(77,756)	345,256,897	—	32,226,815
Offering costs	—	—	—	—	(42,039)	—	—	—	(42,039)	—	(42,039)	—	—
Issuance of Preferred Equity	—	—	—	—	—	—	—	—	—	—	—	150,000,000	—
Preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	(3,573,836)	—
Issuance of limited partnership units in our Operating Partnership in connection with the SSGT Mergers	—	—	—	—	—	—	—	—	—	4,217,399	4,217,399		—
Issuance of limited partnership units in our Operating Partnership in connection with the Self Administration Transaction	—	—	—	—	—	—	—	—	—	63,643,000	63,643,000		—
Issuance of limited partnership units in our Operating Partnership in exchange for special limited partnership interest	—	—	—	—	9,687,035	—	—	—	9,687,035	9,112,965	18,800,000	—	—
Contribution of special limited partnership interest in exchange for limited partnership interests in our Operating Partnership	—	—	—	—	(18,800,000)	—	—	—	(18,800,000)	—	(18,800,000)	—	—
Noncontrolling interests related to the consolidated Tenant Programs joint ventures	—	—	—	—	—	—	—	—	—	21,800	21,800	—	—
Redemption of limited partnership interests held by our Former Advisor	—	—	—	—	(291,103)	—	—	—	(291,103)	91,103	(200,000)	—	—
Changes to redeemable common stock	—	—	—	—	(16,045,030)	—	—	—	(16,045,030)	—	(16,045,030)	—	16,046,535
Redemptions of common stock	(556,575)	(557)	(35,079)	(35)	—	—	—	—	(592)	—	(592)	—	(4,881,988)
Issuance of restricted stock	251,993	252	—	—	—	—	—	—	252	—	252	—	—
Distributions	—	—	—	—	—	(34,394,461)	—	—	(34,394,461)	—	(34,394,461)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(2,902,654)	(2,902,654)	—	—
Issuance of shares for distribution reinvestment plan	1,302,647	1,303	201,182	201	16,045,030	—	—	—	16,046,534	—	16,046,534	—	—
Stock compensation expense	—	—	—	—	404,540	—	—	—	404,540	—	404,540	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc.	—	—	—	—	—	—	(24,750,333)	—	(24,750,333)	—	(24,750,333)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(2,010,959)	(2,010,959)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	2,311,488	2,311,488	60,029	2,371,517	—	—
Foreign currency forward contract loss	—	—	—	—	—	—	—	(3,030,727)	(3,030,727)	(195,955)	(3,226,682)	—	—
Interest rate swap and cap contract loss	—	—	—	—	—	—	—	(2,626,450)	(2,626,450)	51,084	(2,575,366)	—	—

Balance as of December 31, 2019	51,435,124	$51,435	7,699,893	$7,700	$491,433,240	$(128,642,787)	$(87,090,486)	$(1,955,335)	$273,803,767	$72,010,056	$345,813,823	$146,426,164	$43,391,362

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities:
Net loss	$(25,095,538)	$(3,720,730)	$(14,986,290)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	41,098,672	22,802,691	33,452,073
Change in deferred tax liability	(806,083)	—	—
Accretion of fair market value adjustment of secured debt	(131,611)	(413,353)	(340,382)
Amortization of debt issuance costs	3,996,676	1,582,049	1,424,790
Net loss on extinguishment of debt	2,647,633	—	—
Stock compensation expense	404,540	75,293	33,971
Contingent earnout expense	200,000	—	—
Unrealized foreign currency and derivative (gains) losses	(797,999)	151,777	(288,603)
Gain resulting from acquisition of unconsolidated affiliates	(8,017,353)	—	—
Gain on sale of real estate	(3,944,696)	—	—
Increase (decrease) in cash from changes in assets and liabilities:
Other assets, net	(835,114)	(1,237,429)	(1,421,813)
Accounts payable and accrued liabilities	1,576,029	(794,156)	1,721,910
Managed REITs receivables	(122,629)	—	—
Due to affiliates	(405,505)	(87,017)	339,357

Net cash provided by operating activities	9,767,022	18,359,125	19,935,013

Cash flows from investing activities:
SSGT Mergers, net of cash acquired	(345,538,595)	—	—
Self Administration Transaction, net of cash acquired	(3,292,958)	—	—
Purchase of real estate	(9,435,343)	—	(49,432,644)
Additions to real estate	(12,291,574)	(1,952,738)	(4,165,926)
Deposits on acquisition of real estate facilities	(200,000)	—	—
Investment in real estate joint ventures	—	(3,358,814)	—
Net proceeds from the sale of real estate	15,721,610	—	—
Settlement of foreign currency hedges	918,558	2,132,261	(3,947,758)
Purchase of foreign currency hedge	(147,347)	—	—
Settlement of company owned life insurance	3,122,962	—	—
Proceeds from sale of real estate joint venture	3,358,814	—	—

Net cash used in investing activities	(347,783,873)	(3,179,291)	(57,546,328)

Cash flows from financing activities:
Gross proceeds from issuance of debt	535,852,363	91,229,806	166,186,951
Repayment of debt	(251,732,077)	(72,513,082)	(130,671,050)
Scheduled principal payments on debt	(802,789)	(1,892,622)	(1,564,587)
Debt issuance costs	(8,531,362)	(1,892,495)	(548,206)
Prepaid debt issuance costs	—	(1,075,000)	—
Debt defeasance costs	(1,690,703)	—	—
Gross proceeds from issuance of common stock	—	—	18,879,477
Common stock offering costs	(709,842)	(693,971)	(2,339,113)
Gross proceeds from issuance of preferred stock	150,000,000	—	—
Preferred stock offering costs	(3,573,836)	—	—
Redemption of common stock	(5,740,677)	(7,758,830)	(1,741,113)
Distributions paid to common stockholders	(18,207,418)	(17,566,799)	(16,671,024)
Redemption of noncontrolling interest	(200,000)	(125,000)	—
Distributions paid to noncontrolling interests in our Operating Partnership	(2,440,247)	(253,480)	(252,671)

Net cash provided by (used in) financing activities	392,223,412	(12,541,473)	31,278,664

Impact of foreign exchange rate changes on cash and cash equivalents and restricted cash	352,354	(494,565)	166,258

Change in cash, cash equivalents, and restricted cash	54,558,915	2,143,796	(6,166,393)
Cash, cash equivalents, and restricted cash beginning of period	14,012,208	11,868,412	18,034,805

Cash, cash equivalents, and restricted cash end of period	$68,571,123	$14,012,208	$11,868,412

Supplemental disclosures and non-cash transactions:
Cash paid for interest	$35,942,900	$17,976,018	$15,994,203
Supplemental disclosure of noncash activities:
Issuance of shares pursuant to distribution reinvestment plan	$16,046,534	$16,057,113	$16,006,277
Distributions payable	$5,159,105	$2,890,395	$2,852,100
Redemption of common stock included in accounts payable and accrued liabilities	$431,326	$1,291,520	$723,733
Deposit applied to the purchase of real estate	$1,000,000	$—	$250,000
Real estate and construction in process included in accounts payable and accrued liabilities	$1,420,217	$617,667	$165,806
Issuance of units in our Operating Partnership in SSGT Mergers	$4,217,399	$—	$—
Debt assumed in SSGT Mergers	$5,038,435	$—	$—
Net liabilities assumed in SSGT Mergers	$1,712,596	$—	$—
Issuance of Class A-1 units in our Operating Partnership in the Self Administration Transaction	$63,643,000	$—	$—
Debt assumed in the Self Administration Transaction	$19,219,126	$—	$—
Contingent earnout consideration issued in the Self Administration Transaction	$30,900,000	$—	$—
Issuance of limited partnership units in our Operating Partnership in exchange for special limited partnership interest	$18,800,000	$—	$—
Deferred tax liabilities related to the Self Administration Transaction	$7,415,654	$—	$—
Accounts payable and other accrued liabilities assumed in the Self Administration Transaction	$722,286	$—	$—
Transfer of other assets to debt issuance costs	$1,075,000	$—	$—
Foreign currency contracts, interest rate swaps, and interest rate cap contract in accounts payable and accrued liabilities and other assets	$3,575,580	$2,774,111	$76,955
Issuance of common stock in exchange for units in our Operating Partnership	$—	$4,254,009	$—
Debt and accrued liabilities assumed during purchase of real estate	$—	$—	$39,967,787
Issuance of units in our Operating Partnership for purchase of real estate facilities	$—	$—	$4,875,454
Offering costs included in accounts payable and accrued liabilities	$—	$—	$1,410
Offering costs included in due to affiliates	$—	$—	$299,299

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Note 1. Organization

SmartStop Self Storage REIT, Inc. (f/k/a Strategic Storage Trust II, Inc.), a Maryland corporation (the “Company”), is a self-managed and fully-integrated self storage real estate investment trust (“REIT”), formed on January 8, 2013 under the Maryland General Corporation Law. The Company’s year-end is December 31. As used in this report, “we,” “us,” “our,” and “Company” refer to SmartStop Self Storage REIT, Inc. and each of our subsidiaries.

Recent Developments

On June 28, 2019, we and our operating partnership, SmartStop OP, L.P. (f/k/a Strategic Storage Operating Partnership II, L.P.) (our “Operating Partnership”), and SmartStop TRS, Inc. (f/k/a Strategic Storage TRS II, Inc.) (the “TRS”) entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration Transaction”), with SmartStop Asset Management LLC, our former sponsor (“SAM”) and SmartStop OP Holdings, LLC (“SS OP Holdings”), a subsidiary of SAM, pursuant to which, effective June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests of SAM (the “Self Storage Platform”), along with certain other assets of SAM. As a result of the Self Administration Transaction, SAM is no longer our sponsor, and the special limited partnership interest and limited partnership interest it held in our Operating Partnership through our Former External Advisor (defined below) have been redeemed. Additionally, we are now self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, Strategic Storage Trust IV, Inc. (“SST IV”), a public non-traded REIT, and Strategic Storage Growth Trust II, Inc. (“SSGT II”) (collectively with SST IV, the “Managed REITs”), a private non-traded REIT, and now as a sponsor to the Managed REITs have the internal capability to originate, structure and manage additional investment products (the “Managed REIT Platform”) which would be sponsored by SmartStop REIT Advisors, LLC (“SRA”), our indirect subsidiary. As a result of the Self Administration Transaction, we indirectly own 100% of the membership interests in Strategic Storage Advisor II, LLC (our “Former External Advisor”) and each of Strategic Storage Property Management II, LLC and SS Growth Property Management, LLC (together, our “Former External Property Managers”). See Note 4, Self Administration Transaction, for additional information.

Prior to the Self Administration Transaction, our Former External Advisor was responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement and our properties were previously managed by our Former External Property Managers pursuant to property management agreements. However, as a result of the Self Administration Transaction, we acquired approximately 350 self storage professionals and now perform such services on our own behalf. Please see Note 10 – Related Party Transactions.

Offering Related

Our Articles of Amendment and Restatement, as amended and supplemented, authorize 350,000,000 shares of Class A common stock, $0.001 par value per share (the “Class A Shares”) and 350,000,000 shares of Class T common stock, $0.001 par value per share (the “Class T Shares”) and 200,000,000 shares of preferred stock with a par value of $0.001. We offered a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On January 10, 2014, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. On May 23, 2014, we satisfied the $1.5 million minimum offering requirements of our Offering and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

commenced formal operations. On January 9, 2017, our Offering terminated. We sold approximately 48.4 million Class A Shares and approximately 7.3 million Class T Shares for approximately $493 million and $73 million respectively, in our Offering. On November 30, 2016, prior to the termination of our Offering, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $100.9 million in shares under our distribution reinvestment plan (our “DRP Offering”). The DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders. As of December 31, 2019, we had sold approximately 4.0 million Class A Shares and approximately 0.6 million Class T Shares for approximately $41.7 million and $6.4 million, respectively, in our DRP Offering.

On October 29, 2019 (the “Commitment Date”), we entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in shares (the aggregate shares to be purchased, the “Preferred Shares”) of our new Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”), in one or more closings (each, a “Closing,” and collectively, the “Closings”). The initial closing (the “Initial Closing”) in the amount of $150 million occurred on the Commitment Date. The Investor has committed to purchase up to an additional $50 million, at our option, within 12 months following the Initial Closing, subject to certain limitations.

The shares of Series A Convertible Preferred Stock rank senior to all other shares our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is redeemed or repurchased in full. See Note 7, Preferred Equity, for additional information.

We invested the net proceeds from our Offering primarily in self storage facilities. As of December 31, 2019, we owned 112 self storage facilities located in 17 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas and Washington) and Canada (the Greater Toronto Area).

On June 26, 2019, our board of directors, upon recommendation of our Nominating and Corporate Governance Committee, approved an estimated value per share of our common stock of $10.66 for our Class A Shares and Class T Shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on a fully diluted basis, calculated as of March 31, 2019.

As a result of the calculation of our estimated value per share, beginning in June 2019, shares sold pursuant to our distribution reinvestment plan are being sold at the estimated value per share of $10.66 for both Class A Shares and Class T Shares.

Prior to the termination of our Primary Offering, Select Capital Corporation, a California corporation (our “Dealer Manager”) was responsible for marketing our shares offered pursuant to our Primary Offering. SAM indirectly owns a 15% non-voting equity interest in our Dealer Manager. Now that our Primary Offering has terminated, our Dealer Manager no longer provides such services for us. However, we pay our Dealer Manager

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

an ongoing stockholder servicing fee with respect to the Class T Shares sold. Please see Note 10 – Related Party Transactions – Dealer Manager Agreement.

Other Corporate History

Our Operating Partnership was formed on January 9, 2013. During 2013, our Former External Advisor purchased limited partnership interests in our Operating Partnership for $200,000 and on August 2, 2013, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest.

As we accepted subscriptions for shares of our common stock, we transferred all of the net Offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we were deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership was deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in our Operating Partnership’s limited partnership agreement.

Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire. As of December 31, 2019, we owned approximately 86.7% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 13.3% of the common units are owned indirectly by SAM and affiliates of our Dealer Manager. As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our TRS, which is a wholly-owned subsidiary of our Operating Partnership.

On October 1, 2018, we, our Operating Partnership, and SST II Growth Acquisition, LLC, our wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with Strategic Storage Growth Trust, Inc. (“SSGT”), a non-traded REIT then sponsored by SAM, and SS Growth Operating Partnership, L.P. (“SSGT OP”). Pursuant to the terms and conditions set forth in the Merger Agreement, on January 24, 2019: (i) we acquired SSGT by way of a merger of SSGT with and into Merger Sub, with Merger Sub being the surviving entity (the “SSGT REIT Merger”); and (ii) immediately after the SSGT REIT Merger, SSGT OP merged with and into our Operating Partnership, with the Operating Partnership continuing as the surviving entity and remaining a subsidiary of the Company (the “SSGT Partnership Merger” and, together with the SSGT REIT Merger, the “SSGT Mergers”). SSGT was a REIT with stated investment objectives to acquire opportunistic self storage properties, including development, and lease-up properties. See Note 3, Real Estate Facilities—Merger with Strategic Storage Growth Trust, Inc., for additional information related to the SSGT Mergers.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

As of December 31, 2019, we were not a party to any other contracts/interests that would be deemed to be variable interest in VIEs other than our Tenant Programs joint ventures with SST IV and SSGT II which were acquired in the Self Administration Transaction, which are consolidated.

As of December 31, 2018, we were not a party to any other contracts/interests that would be deemed to be variable interest in VIEs other than our Tenant Programs joint venture and a real estate joint venture, both of which were accounted for under the equity method of accounting. In January 2019, we sold our interest in the real estate joint venture to SST IV, a REIT previously sponsored by SAM and now sponsored by SRA. We acquired 50% of the Tenant Programs joint venture in the Self Administration Transaction such that we now own 100% of such joint venture. Please see Note 3 – Real Estate Facilities for further discussion regarding the real estate joint venture and Note 10 – Related Party Transactions for further discussions regarding our Tenant Programs joint venture. Other than these joint ventures, we did not have any variable interest relationships with unconsolidated entities or financial partnerships as of December 31, 2018.

Under the equity method, our investments in real estate joint ventures will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investment.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership and the noncontrolling interests in our Tenant Programs joint ventures with SST IV and SSGT II in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partners, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interests are reflected as a noncontrolling interest in the

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

accompanying consolidated balance sheets. We also consolidate our interests in the SST IV and SSGT II Tenant Programs and present them as noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interests shall be attributed their share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of indefinite and long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $13.6 million, none and approximately $4.4 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the years ended December 31, 2019, 2018 and 2017 respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Acquisitions that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the years ended December 31, 2019 and 2018, our property acquisitions have not met the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed.

For the year ended December 31, 2017, prior to our adoption of Accounting Standards Update 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“ASU 2017-01”), we accounted for all real estate acquisitions as business combinations. As a result, transaction costs were expensed as acquisition costs, rather than capitalized to the purchase price allocation once the acquisition was deemed probable.

During the years ended December 31, 2019, 2018, and 2017 we expensed approximately $0.2 million, $1.1 million, and $0.5 million respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods.

Purchase Price Allocation for the Acquisition of a Business

Should the initial accounting for an acquisition that meets the definition of a business be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements. We apply those measurement period adjustments in the period in which the provisional amounts are finalized.

As discussed in Note 4, the Self Administration Transaction is an acquisition of a business.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the years ended December 31, 2019, 2018, and 2017, no impairment losses were recognized.

Goodwill Valuation

We have recorded goodwill of approximately $78.4 million as a result of the Self Administration Transaction. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Goodwill is allocated to various reporting units, as applicable and is not amortized. We perform an annual impairment test for goodwill and between annual tests, we evaluate the recoverability of goodwill whenever events or changes in

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In our impairment test of goodwill, we perform a quantitative analysis to compare the fair value of each reporting unit to its respective carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment charge will be recognized.

Trademarks

Trademarks are based on the value of our brands. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible fair value of our ownership of the brand name. We used the following significant projections and assumptions to determine fair value under the relief from royalty method: revenues; royalty rate; tax expense; terminal growth rate; and discount rate. For the SmartStop® trademark, the projections underlying this relief from royalty model were forecasted for eight years and then a terminal value calculation was applied. For the Strategic Storage® trademark, the projections underlying the relief from royalty model were forecasted for seven years. Applying the selected pretax royalty rates to the applicable revenue base in each period yielded pretax income for each of our trademarks. These pretax totals were tax effected utilizing the applicable tax rate to arrive at net, after-tax cash flows. The net, after-tax flows were then discounted to present value utilizing an appropriate discount rate. The present value of the after-tax cash flows were then added to the present value of the amortization tax benefit (considering the 15-year amortization of intangible assets pursuant to U.S. tax legislation) to arrive at the recommended fair values for the trademarks.

We will evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuations methods is adversely impacted, the impact could result in a material impairment charge in the future.

In connection with the Self Administration Transaction, we recorded $19.8 million associated with the two primary trademarks acquired. Prior thereto we had no amounts recorded related to trademarks.

Approximately $18.7 million of the original $19.8 million of trademarks relates to the “SmartStop®” trademark, which is an indefinite-lived intangible. The remaining approximately $1.1 million relates to our “Strategic Storage®” trademark and will be amortized over a five year period. As of December 31, 2019, we had accumulated amortization of approximately $0.1 million associated with the “Strategic Storage®” trademark.

The total estimated future amortization expense of the “Strategic Storage®” trademark asset for the years ending December 31, 2020, 2021, 2022, 2023 and thereafter is approximately $220,000, $220,000, $220,000, $220,000 and $108,000, respectively

Revenue Recognition

Self Storage Operations

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Managed REIT Platform

We earn property management revenue and asset management revenue, pursuant to the respective property management and advisory agreement contracts, in connection with providing services to the Managed REITs. We have determined under ASC 606 – Revenue from Contracts with Customers (“ASC 606”), that the performance obligation for the property management services and asset management services are satisfied as the services are rendered. While we are compensated for our services on a monthly basis, these services represent a series of distinct daily services in accordance with ASC 606. Such revenue is recorded in the Managed REIT Platform revenue line within our consolidated statements of operations.

The Managed REITs’ advisory agreements also provide for reimbursement to us of our direct and indirect costs of providing administrative and management services to the Managed REITs. These reimbursements include costs incurred in relation to organization and offering services provided to the Managed REITs and the reimbursement of salaries, bonuses, and other expenses related to benefits paid to our employees while performing services for the Managed REITs. The Managed REITs’ property management agreements also provide reimbursement to us for the property manager’s costs of managing the properties. Reimbursable costs include wages and salaries and other expenses that arise in operating, managing and maintaining the Managed REITs’ properties.

Under ASC 606, direct reimbursement of such costs does not represent a separate performance obligation from our obligation to perform property management and asset management services. The reimbursement income is considered variable consideration, and is recognized as the costs are incurred, subject to limitations on the Managed REIT Platform’s ability to incur offering costs or limitations imposed by the advisory agreements. We have elected to separately record such revenue in the Reimbursable costs from Managed REITs line within our consolidated statements of operations.

Additionally, we earn revenue in connection with our Tenant Programs joint ventures with our Managed REITs. We also earn development and construction management revenue from services we provide in connection with the project design, coordination and oversite of development and certain capital improvement projects undertaken by the Managed REITs. We recognize such revenue in the Managed REIT Platform revenue line within our consolidated statements of operations. See Note 10 – Related Party Transactions, for additional information regarding revenue generated from our Managed REIT Platform.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management records a general reserve estimate based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

Real estate facilities are recorded based on the relative fair value as of the date of acquisition. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30-40 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of December 31, 2019, the gross amount allocated to in-place lease intangibles was approximately $46.8 million and accumulated amortization of in-place lease intangibles totaled approximately $40.4 million. As of December 31, 2018, the gross amount allocated to in-place lease intangibles was approximately $33.4 million and accumulated amortization of in-place lease intangibles totaled approximately $31.9 million.

The total estimated future amortization expense of intangible assets related to our self storage properties for the years ending December 31, 2020, 2021, 2022, 2023, 2024, and thereafter is approximately $5.0 million, $0.1 million, $0.1 million, $0.1 million, $0.1 million, and $1.0 million respectively.

In connection with the Self Administration Transaction, we allocated a portion of the consideration to the contracts that we acquired related to the Managed REITs and the customer relationships related to the Tenant Programs joint ventures. For these intangibles, we are amortizing such amounts on a straight-line basis over the estimated benefit period of the contracts and customer relationships. As of December 31, 2019, the gross amount allocated to the contracts and customer relationships was approximately $26.5 million and the accumulated amortization was approximately $2.9 million.

The total estimated future amortization expense for such intangible assets for the years ending December 31, 2020, 2021, 2022, 2023, 2024 and thereafter is approximately $5.7 million, $4.6 million, $4.6 million, $4.6 million, and $4.1 million, respectively.

Debt Issuance Costs

The net carrying value of costs incurred in connection with our former revolving credit facility was presented as debt issuance costs on our consolidated balance sheet as of December 31, 2018. As of December 31, 2019 and 2018, accumulated amortization of debt issuance costs related to our revolving credit facility totaled none and approximately $45,000, respectively.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the balance sheet as a deduction from debt (see Note 6). Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of December 31, 2019 and 2018, accumulated amortization of debt issuance costs related to non-revolving debt totaled approximately $4.3 million and $1.0 million, respectively.

Organizational and Offering Costs

We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T Shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A Shares and Class T Shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminated; and (iv) the date that such Class T Share is redeemed or is no longer outstanding. Our Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allowed all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager was also permitted to re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent the due diligence expenses could not be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, could not exceed 3% of gross offering proceeds from sales in the Public Offering. We recorded a liability within Due to affiliates for the future estimated stockholder servicing fees at the time of sale of Class T Shares as an offering cost.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All adjustments related to amounts classified as long term net equity investments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Changes in net equity investments not classified as long term are recorded in other income (expense) and represented a gain and a loss of approximately $0.9 million and approximately ($1.2 million) for the years ended December 31, 2019 and 2018, respectively.

Redeemable Common Stock

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program is limited to the number of shares we can repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. On August 26, 2019, our board of directors approved the suspension of our share redemption program, effective as of September 27, 2019, so that common shares are redeemable at the option of the holder only in connection with (i) death or disability of a stockholder, (ii) confinement to a long-term care facility, or (iii) other exigent circumstances. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the year ended December 31, 2019, we received redemption requests totaling approximately $4.9 million (approximately 0.5 million shares), approximately $4.5 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.4 million included in accounts payable and accrued liabilities as of December 31, 2019 and fulfilled in January 2020. For the year ended December 31, 2018, we received redemption requests totaling approximately $8.3 million (approximately 0.9 million shares), approximately $7.0 million of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $1.3 million included in accounts payable and accrued liabilities as of December 31, 2018 and fulfilled in January 2019. For the year ended December 31, 2017 we received redemption requests totaling approximately $2.2 million, (approximately 0.2 million shares), approximately $1.5 million of which were fulfilled during the year ended December 31, 2017, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2017 and fulfilled in January 2018.

Accounting for Equity Awards

Through December 31, 2019, we have only issued service based awards. The cost of such restricted stock awards is required to be measured based on the grant date fair value and the cost recognized over the relevant service period. We have assumed no forfeitures in recognizing these costs; any such forfeitures will be recognized upon occurrence and will reduce the previously recognized expenses.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions along with the assets and liabilities described in Note 4, Self Administration Transaction. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, variable-rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

The table below summarizes our fixed rate notes payable at December 31, 2019 and 2018. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	December 31, 2019		December 31, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$311,700,000	$302,820,786	$200,600,000	$207,357,391

As of December 31, 2019, and 2018, we had interest rate swaps, interest rate caps, and a net investment hedge (See Notes 6 and 8). The valuations of these instruments were determined using widely accepted valuation

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

techniques including discounted cash flow analysis on the expected cash flows of the derivative. The analysis reflected the contractual terms of the derivative, including the period to maturity, and used observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. The fair value of the interest rate swaps were determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash payments. Our fair values of our net investment hedges are based on the change in the spot rate at the end of the period as compared with the strike price at inception.

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of non-performance risk, we will consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we had determined that the majority of the inputs used to value our derivatives were within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties. However, through December 31, 2019, we had assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of our derivatives. As a result, we determined that our derivative valuations in their entirety were classified in Level 2 of the fair value hierarchy.

Derivative Instruments and Hedging Activities

We record all derivatives on our balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

For derivatives designated as net investment hedges, the effective portion of changes in the fair value of the derivatives are reported in accumulated other comprehensive income. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts are reclassified out of other comprehensive (loss) income into earnings (loss) when the hedged net investment is either sold or substantially liquidated.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2014. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed an election to treat our TRS as a taxable REIT subsidiary effective January 1, 2014. In general, the TRS performs additional services for our customers and provides the advisory and property management services to the Managed REITs and otherwise generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Segment Reporting

Our business is comprised of two reportable segments: (i) self storage operations and (ii) the Managed REIT Platform business. Please see Note 9 – Segment Disclosures for additional detail.

Convertible Preferred Stock

We classify our Series A Convertible Preferred Stock on our balance sheets using the guidance in ASC 480-10-S99. Our Series A Convertible Preferred Stock can be redeemed by us on or after the fifth anniversary of its issuance, or if certain events occur, such as the listing of our common stock on a national securities exchange, a change in control, or if a redemption would be required to maintain our REIT status. Additionally, if we do not maintain our REIT status the holder can require redemption. As the shares are contingently redeemable, and under certain circumstances not solely within our control, we have classified our Series A Convertible Preferred Stock as temporary equity.

We have analyzed whether the conversion features in our Series A Convertible Preferred Stock should be bifurcated under the guidance in ASC 815-10 and have determined that bifurcation is not necessary.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed by including the dilutive effect of the conversion of all potential common stock equivalents (which includes unvested restricted stock and convertible preferred stock) and the adding back of the Series A Convertible Preferred Stock dividends. For all periods presented, the dilutive effect of convertible preferred stock and unvested restricted stock was not included in the diluted weighted average shares as such impact was antidilutive.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Recently Issued Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. We adopted this standard and all related amendments on January 1, 2019 using the modified retrospective approach, without applying the provisions to comparative periods presented. Its adoption did not have a material impact on our consolidated financial statements as substantially all of our lease revenues are derived from month-to-month leases and, as lessee, we have no significant leases. In addition, the new standard requires our expected loss related to collectability of rental payments, previously reflected in property operating expenses as bad debt expense, to be reflected as a reduction to self storage rental revenue. The impact of this was a reduction in both self storage rental revenue and property operating expenses of approximately $1.7 million for the year ended December 31, 2019. During the years ended December 31, 2018 and 2017, bad debt expense totaled approximately $1.2 million and $1.3 million, respectively, and are included in property operating expenses.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”. ASU 2017-12 is intended to improve the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements and to simplify the application of the hedge accounting guidance under previous GAAP. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, with early adoption permitted. For cash flow and net investment hedges existing at the date of adoption, a reporting entity must apply the amendments in ASU 2017-12 using the modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. The Company adopted ASU 2017-12 effective beginning January 1, 2019, and its adoption did not have a material impact on our financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment”. The standard simplifies the subsequent measurement of goodwill by removing the requirement to perform a hypothetical purchase price allocation to compute the implied fair value of goodwill to measure impairment. Instead, goodwill impairment is measured as the difference between the fair value and the carrying value, as applicable. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019, with early adoption permitted for impairment tests performed after January 1, 2017. The Company has early adopted ASU 2017-04 effective beginning January 1, 2019.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2019 and 2018:

Real estate facilities
Balance at December 31, 2017	$829,679,477
Impact of foreign exchange rate changes	(11,915,703)
Improvements and additions	2,532,252

Balance at December 31, 2018	820,296,026
Facilities acquired through merger with SSGT	334,139,296
Asset disposals	(11,688,993)
Corporate office acquired through Self Administration Transaction	6,500,000
Other facility acquisitions	10,430,942
Impact of foreign exchange rate changes	6,582,603
Improvements and additions	7,565,494

Balance at December 31, 2019	$1,173,825,368

Accumulated depreciation
Balance at December 31, 2017	$(34,686,973)
Depreciation expense	(20,134,068)
Impact of foreign exchange rate changes	556,356

Balance at December 31, 2018	(54,264,685)
Asset disposals	202,416
Depreciation expense	(29,188,668)
Impact of foreign exchange rate changes	(441,554)

Balance at December 31, 2019	$(83,692,491)

Merger with Strategic Storage Growth Trust, Inc.

On October 1, 2018, we, our Operating Partnership, and SST II Growth Acquisition, LLC, our wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with Strategic Storage Growth Trust, Inc. (“SSGT”), a non-traded REIT then sponsored by SAM, and SS Growth Operating Partnership, L.P. (“SSGT OP”). Pursuant to the terms and conditions set forth in the SSGT Merger Agreement, on January 24, 2019: (i) we acquired SSGT by way of a merger of SSGT with and into Merger Sub, with Merger Sub being the surviving entity (the “SSGT REIT Merger”); and (ii) immediately after the SSGT REIT Merger, SSGT OP merged with and into our Operating Partnership, with the Operating Partnership continuing as the surviving entity and remaining a subsidiary of the Company (the “SSGT Partnership Merger” and, together with the SSGT REIT Merger, the “SSGT Mergers”).

At the effective time of the SSGT REIT Merger (the “SSGT REIT Merger Effective Time”), each share of SSGT common stock, par value $0.001 per share (the “SSGT Common Stock”), outstanding immediately prior to the SSGT REIT Merger Effective Time (other than shares owned by SSGT and its subsidiaries or us and our subsidiaries) was automatically converted into the right to receive an amount in cash equal to $12.00, without interest and less any applicable withholding taxes. The proceeds used to fund the SSGT Mergers and the repayment of approximately $141 million of our outstanding debt were funded by the SSGT Merger Financings, totaling approximately $500 million, as described in Note 6.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Immediately prior to the SSGT REIT Merger Effective Time, all shares of SSGT Common Stock that were subject to vesting and other restrictions also became fully vested and converted into the right to receive cash equal to $12.00 per share upon the SSGT REIT Merger.

At the effective time of the SSGT Partnership Merger, each outstanding unit of partnership interest in SSGT OP was converted automatically into 1.127 units of partnership interest in our Operating Partnership, which resulted in approximately 396,000 Class A Units of our Operating Partnership being issued to SS Growth Advisor, LLC, a subsidiary of SAM.

SSGT was a REIT with stated investment objectives to acquire opportunistic self storage properties, including development, and lease-up properties. As a result of the SSGT Mergers, we acquired all of the real estate owned by SSGT, consisting of 28 operating self storage facilities located in 10 states and in the Greater Toronto, Canada area, and one development property in the Greater Toronto Area. Additionally, we obtained the rights to acquire a self storage facility which was under development located in Gilbert, Arizona that was previously under contract with SSGT and was acquired by us in July 2019.

The following table reconciles the total consideration transferred during the SSGT Mergers:

Fair value of consideration transferred:
Cash	$346,231,561	(1)
Issuance of limited partnership units in our Operating Partnership to SS Growth Advisor, LLC	4,217,399

Total consideration transferred	$350,448,960

(1)

The approximately $346 million cash consideration consisted of approximately $320 million paid to the SSGT shareholders, approximately $19 million of SSGT debt that was repaid at closing, approximately $5 million of other SSGT liabilities paid at closing, and approximately $1 million in transaction costs.

The following table summarizes the relative fair values of the assets acquired and liabilities assumed in the SSGT Mergers:

Assets Acquired:
Land	$62,261,573
Buildings	255,743,767
Site improvements	16,133,956
Construction in process	5,370,773
Intangible assets	13,571,765
Cash and cash equivalents	692,965
Other assets	6,536,838

Total assets acquired	$360,311,637
Liabilities assumed:
Debt	$5,038,435
Accounts payable and accrued liabilities	4,824,242

Total liabilities assumed	$9,862,677

Total net assets acquired	$350,448,960

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Acquisition of Property Located in Gilbert, Arizona

On January 24, 2019, we, by way of the SSGT Mergers, obtained the rights to acquire a property that was being developed into a self storage facility located in Gilbert, Arizona (the “Gilbert Property”). On July 11, 2019, upon issuance of the certificate of occupancy, we acquired the Gilbert Property for a purchase price of $10 million, plus closing costs and acquisition fees. Pursuant to the Contribution Agreement (as defined in Note 4), an acquisition fee of $175,000 was paid to SAM. We funded such acquisition through a $4.3 million draw on the Senior Term Loan and an approximate $5.7 million draw on the Secured Loan.

The following table summarizes our purchase price allocation for our acquisitions during the year ended December 31, 2019:

Acquisition	Acquisition Date	Real Estate Assets	Construction in Process(4)	Intangibles	Total(1)	Debt Issued or Assumed	2019 Revenue(2)	2019 Property Operating Income(2)(3)
SSGT Mergers(5)	1/24/2019	$334,139,296	$5,370,773	$13,571,765	$353,081,834	$193,376,846	$21,909,300	$12,032,555
Riggs Rd - Gilbert(6)	7/11/2019	10,430,942	—	—	10,430,942	5,702,000	62,085	(44,459)

2019 Total		$344,570,238	$5,370,773	$13,571,765	$363,512,776	$199,078,846	$21,971,385	$11,988,096

(1)	The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid including capitalized acquisition costs.
(2)

The operating results of the self storage properties acquired during the year ended December 31, 2019 have been included in our consolidated statements of operations since their respective acquisition date.

(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, interest expenses, depreciation, amortization and acquisition expenses.
(4)	Construction in process relates to the Torbarrie property in Toronto, Canada, which is a self storage property under construction. Such facility partially opened in March 2020.
(5)

SSGT had stated investment objectives to acquire opportunistic self storage properties, including development, and lease-up properties. As a result, many of its properties were not physically and/or economically stabilized as of the date of the SSGT Mergers.

(6)	The Gilbert Property was recently developed and acquired, with 0% occupancy as of its acquisition date.

Sale of San Antonio II Property

The San Antonio II Property was acquired by us in the SSGT Mergers. Given pending capital improvement requirements and a higher and better use for the property, we executed a purchase and sale agreement with an unaffiliated third party to sell the San Antonio II Property for approximately $16.1 million, less closing costs. The San Antonio II Property sale was completed on October 18, 2019 and we recorded a gain on sale of real estate of approximately $3.9 million in our consolidated statement of operations for the year ended December 31, 2019. With the proceeds, we paid off approximately $9.9 million of the Secured Loan, and approximately $5.4 million of the Senior Term Loan. See Note 6, Debt, for more information on such loans.

Joint Venture with SmartCentres

In January 2018, SAM, through two of its subsidiaries, entered into a joint venture framework agreement with a subsidiary of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), pursuant to which the parties agreed that SmartCentres would develop and construct certain properties located in Canada and identified as joint venture sites, and SAM would operate the self storage business located at such properties utilizing the “SmartStop” brand (the “SmartCentres Joint Venture”). The SmartCentres Joint Venture

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

properties would be co-owned by a limited partnership in which each of SmartCentres and SAM (or their respective affiliates) were each 50% limited partners and equal ranking general partners. In connection with the Self Administration Transaction, we acquired the SAM subsidiaries that are a party to the SmartCentres Joint Venture. As of December 31, 2019, all properties subject to the SmartCentres Joint Venture have been placed into SST IV or SSGT II as the 50% partner with SmartCentres.

In January 2018, a subsidiary of SAM entered into a contribution agreement (the “SmartCentres Contribution Agreement”) with a subsidiary of SmartCentres for a tract of land owned by SmartCentres and located in East York, Ontario (the “East York Lot”) in Canada. In March 2018, the interest in the SmartCentres Contribution Agreement was assigned to one of our subsidiaries.

On June 28, 2018, we closed on the East York Lot, which is owned by a limited partnership (the “Limited Partnership”), in which we (through our subsidiary) and SmartCentres (through its subsidiary) were each a 50% limited partner and each had an equal ranking general partner in the Limited Partnership. At closing, we subscribed for 50% of the units in the Limited Partnership at an agreed upon subscription price of approximately $3.8 million CAD, representing a contribution equivalent to 50% of the agreed upon fair market value of the land. The Limited Partnership intends to develop a self storage facility on the East York Lot. The value of the land contributed to the Limited Partnership had an agreed upon fair market value of approximately $7.6 million CAD. In January 2019, we sold our interest in the Limited Partnership to SST IV for approximately $4.7 million CAD, which represented our total cost incurred related to the Limited Partnership. Of this amount, approximately $4.6 million CAD related to the acquisition of land and development costs incurred, and approximately $100,000 CAD related to acquisition costs that were expensed during 2018, which were recorded in other income (expense) in the consolidated statement of operations for year ended December 31, 2019.

Note 4. Self Administration Transaction

Overview

On June 28, 2019, we, our Operating Partnership and our TRS entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements with our then-sponsor SAM and SS OP Holdings, a subsidiary of SAM, pursuant to which, effective June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests of SAM, along with certain other assets of SAM. As a result of the Self Administration Transaction, SAM is no longer our sponsor, and we are now self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, SST IV, SSGT II and we now have the internal capability to originate, structure and manage additional investment products which would be sponsored by SRA. The Self Administration Transaction and the other transactions discussed herein were approved by our board of directors at the recommendation of a special committee of our board of directors comprised solely of independent directors.

Agreements

Contribution Agreement

On June 28, 2019, we along with our Operating Partnership, as contributee, and SAM and SS OP Holdings, as contributor, entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Operating Partnership acquired the Self Storage Platform and certain other assets, including (a) SAM’s, or its subsidiaries’, 100% membership interests in our Former External Advisor and Former External Property Managers, the advisor and property manager for SST IV, the advisor and property manager for SSGT II, entities related to the Tenant

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Programs joint ventures, and certain entities related to SAM’s self storage business in Canada; (b) all equipment, furnishings, fixtures and computer equipment as set forth in the Contribution Agreement; (c) certain personal property as set forth in the Contribution Agreement; (d) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto (including all rights to the “SmartStop®” brand and “Strategic Storage®” related trademarks), (e) SAM’s processes, practices, procedures and workforce related to the self storage business (then consisting of a total of approximately 350 on-site self storage employees, regional and district managers, other personnel and the then current executive management team of the Company), and (f) certain other assets as set forth in the Contribution Agreement, in exchange for $769,126 in cash, assumption of existing debt in the amount of $15 million, and 8,698,956 Class A-1 limited partnership units of the Operating Partnership (“Class A-1 Units”) and 3,283,302 Class A-2 limited partnership units of the Operating Partnership (“Class A-2 Units”). For a description of the Class A-1 Units and Class A-2 Units, see below under the heading “Third Amended and Restated Limited Partnership Agreement and Redemption of Limited Partner Interest Agreement.”

The Contribution Agreement contains customary representations, warranties, covenants, agreements and indemnification obligations and rights of us, the Operating Partnership, SAM and SS OP Holdings.

Third Amended and Restated Limited Partnership Agreement and Redemption of Limited Partner Interest Agreement

On June 28, 2019, we entered into the Third Amended and Restated Limited Partnership Agreement of the Operating Partnership, (the “Operating Partnership Agreement”), which amended and superseded the Second Amended and Restated Limited Partnership Agreement (the “Former OP Agreement”), and a Redemption of Limited Partner Interest Agreement (the “Redemption of Limited Partner Interest Agreement”) with the Former External Advisor and the Operating Partnership, pursuant to which the Operating Partnership redeemed all of the limited partnership interests held by the Former External Advisor in the Operating Partnership. As a result of the Redemption of Limited Partner Interest Agreement and the Self Administration Transaction, the Former External Advisor’s parent entity, SAM and its affiliates no longer hold either their previously existing 20,000 limited partnership units or their special limited partnership interest in the Operating Partnership; however, SAM received cash of $200,000 and also now holds Class A-1 Units and Class A-2 Units in the Operating Partnership, as further described below.

As a result of the entry into the above-described Redemption of Limited Partner Interest Agreement and the Operating Partnership Agreement (1) references to the limited partner interests previously held by the Former External Advisor in the Operating Partnership have been removed from the Operating Partnership Agreement in connection with the redemption of such interests pursuant to the Redemption of Limited Partner Interest Agreement and (2) provisions related to the subordinated incentive distributions payable to the Former External Advisor pursuant to the special limited partnership interests have been removed from the Operating Partnership Agreement. Accordingly, we and our Operating Partnership will no longer have any obligation to make the Subordinated Share of Net Sale Proceeds, Subordinated Distribution Due Upon Termination of Advisory Agreement, Subordinated Incentive Listing Distribution, or Subordinated Distribution Due Upon Extraordinary Transaction (each as defined in the Former OP Agreement).

In addition, the revised Operating Partnership Agreement created two new classes of units issued to SS OP Holdings in connection with the Self Administration Transaction: Class A-1 Units and Class A-2 Units.

The Class A-1 Units are subject to the general restrictions on transfer contained in the Operating Partnership Agreement. In addition, until June 28, 2021 (the “Lock-Up Expiration”), the Class A-1 Units may not be sold,

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

pledged, or otherwise transferred or encumbered except in certain limited circumstances set forth in the Contribution Agreement. The Class A-1 Units are otherwise entitled to all rights and duties of the Class A limited partnership units in the Operating Partnership, including cash distributions and the allocation of any profits or losses in the Operating Partnership. The Class A-2 Units may convert into Class A-1 Units as earnout consideration, as described below. The Class A-2 Units are not entitled to cash distributions or the allocation of any profits or losses in the Operating Partnership until the Class A-2 Units are converted into Class A-1 Units.

The conversion features of the Class A-2 Units are as follows: (A) the first time the aggregate incremental assets under management (“AUM”) (as defined in the Operating Partnership Agreement) of the Operating Partnership equals or exceeds $300,000,000, one-third of the Class A-2 Units will automatically convert into Class A-1 Units, (B) the first time the incremental AUM of the Operating Partnership equals or exceeds $500,000,000, an additional one-third of the Class A-2 Units will automatically convert into Class A-1 Units, and (C) the first time the incremental AUM equals or exceeds $700,000,000, the remaining one-third of the Class A-2 Units will automatically convert into Class A-1 Units (each an “Earnout Achievement Date”). On each Earnout Achievement Date, the Class A-2 Units will automatically convert into Class A-1 Units based on an earnout unit exchange ratio, which is equal to $10.66 divided by the then current value of our Class A common stock. The Class A-2 Units conversion rights will expire seven years following the closing date of the Self Administration Transaction. Notwithstanding the foregoing, the earnout consideration will be earned and automatically convert in the event of an “Earnout Acceleration Event” (as defined in the Operating Partnership Agreement), which includes each of the following: certain change of control events (as described in the Operating Partnership Agreement), or H. Michael Schwartz being removed either as a member of our board of directors or as one of our executive officers for any reason other than for cause.

The Operating Partnership Agreement also provides the Class A-1 unitholders a vote on “Extraordinary Matters” which includes any merger, sale of all or substantially all of our assets, share exchange, conversion, dissolution or amendment of our charter, in each case where the vote of our stockholders is required under Maryland law (the “OP Consent”). The OP Consent will be determined by a vote of the partners of the Operating Partnership, with our vote, as General Partner of the Operating Partnership, being voted in proportion to the votes cast by our stockholders on the Extraordinary Matter.

The Redemption of Limited Partner Interest Agreement contained various customary representations and warranties.

Membership Interest Purchase Agreement – Ladera Office

On June 28, 2019, immediately following the Self Administration Transaction, SAM and its then wholly-owned subsidiary, 10 Terrace Rd, LLC (“10 Terrace Rd”), and SmartStop Storage Advisors, LLC (“SSA”), our indirect subsidiary, entered into a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”), pursuant to which SSA purchased 100% of the membership interests in 10 Terrace Rd for $6.5 million, payable through the assumption of existing debt in the amount of approximately $4.2 million, and cash in the amount of approximately $2.3 million. 10 Terrace Rd is the owner of an office condominium located at 10 Terrace Rd., Ladera Ranch, California (the “Ladera Office”) which, as a result of the Membership Interest Purchase Agreement, we now indirectly own. The Ladera Office houses our corporate headquarters.

Fair Value of Consideration Transferred

We accounted for the Contribution Agreement and Membership Interest Purchase Agreement discussed above as a business combination under the acquisition method of accounting. During the year ended

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

December 31, 2019, we incurred approximately $1.6 million for legal fees and fees and expenses of our other professional and financial advisors related to the Self Administration Transaction, which are included in the self administration transaction expenses line-item in the accompanying consolidated statements of operations.

The estimated fair value of the consideration transferred totaled approximately $111.3 million and consisted of the following:

Estimated Fair Value of Consideration Transferred
Cash(1)	$3,918,185
Class A-1 Units	63,643,000
Class A-2 Units (contingent earnout)	30,900,000

Total Consideration Transferred	98,461,185

Fair value of our preexisting 50% equity interests	12,800,000

Total	$111,261,185

(1)	We assumed a net asset of approximately $0.5 million, which per the Contribution Agreement we were required to pay to SAM the value thereof and such amount was included above as cash consideration.

As a result of this acquisition, we remeasured the book value of our preexisting 50% equity method investments in our Tenant Programs joint ventures to fair value, which resulted in a gain of approximately $8.0 million which was presented in the gain resulting from acquisition of unconsolidated affiliates line-item in our consolidated statements of operations. The fair values of the Tenant Programs joint ventures were determined based on a discounted cash flow valuation of the projected cash flows.

The estimated fair value of the Class A-1 Units issued was determined using the Company’s net asset value, which was based on an income approach to value the properties and the valuation of the assets acquired in the Self Administration Transaction, as described herein, adjusted for market related adjustments and illiquidity discounts.

These fair value measurements are based on significant inputs not observable in the market and thus represent a Level 3 measurement as discussed in Note 2. The key assumptions used in estimating the fair value of the Class A-1 Units and Class A-2 Units consideration included (i) a marketability discount of 5%, (ii) a capitalization rate of 5.16% and (iii) annual net operating income.

The estimated fair value of the contingent earnout, Class A-2 Units, was determined using the net asset value calculation described above and further adjusted based on a discounted probability weighted forecast of achieving the requisite AUM thresholds. Subsequent to the completion of the Self Administration Transaction, such liability is required to be recorded at fair value. During the year ended December 31, 2019, subsequent to the Self Administration Transaction, such liability increased by $200,000 to $31.1 million based on an updated discounted probability weighted forecast. As of December 31, 2019, we had added incremental assets under management of approximately $135 million since the close of the Self Administration Transaction.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Allocation of Consideration

The consideration transferred pursuant to the Self Administration Transaction was allocated to the assets acquired and liabilities assumed, based upon their estimated fair values as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Identifiable Assets Acquired at Fair Value
Cash and cash equivalents	$36,443
Restricted cash	94,999
Land	975,000
Building	5,389,000
Site Improvements	136,000
Equipment, furniture and fixtures	651,000
Investments in Managed REITs	5,600,000
Other assets	1,084,629
Intangibles - customer relationships	1,600,000
Trademarks	19,800,000
Intangibles - management contracts	24,900,000

Total identifiable assets acquired	$60,267,071

Identifiable Liabilities Assumed at Fair Value
Debt	$19,219,126
Accounts payable and accrued expenses	722,286
Deferred tax liabilities, net	7,415,654

Total liabilities assumed	$27,357,066

Net identifiable assets acquired	$32,910,005
Goodwill	78,372,980
Non-controlling interest related to consolidated Tenant Programs joint ventures	(21,800)

Net assets acquired	$111,261,185

The fair value estimate of property and equipment utilized a combination of the income, cost and market approaches, depending on the characteristics of the asset classification. The fair value of land was determined using the market approach, which considers sales of comparable assets and applies compensating factors for any differences specific to the particular assets. Equipment was valued based on estimated replacement cost. Building and site improvements were valued using the cost approach using a direct cost model built on estimates of replacement cost.

The intangible assets acquired primarily consist of trademarks and the property management and advisory contracts related to the Managed REITs. The value of the property management and advisory contracts were determined based on a discounted cash flow valuation of the projected cash flows of the acquired contracts. The deferred tax liability is the result of differences between the GAAP carrying value of certain amortizing assets and the carrying value for tax purposes related to activities which are conducted through our TRS.

The goodwill recognized is supported by several factors, including that the Company is now self-managed; additionally, the Managed REIT Platform business brings an established management platform with numerous strategic benefits including growth from new income streams and the ability to offer new products.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The results of the acquisition have been included in our consolidated statements of operations since the closing date of the transaction.

Debt Assumed

Secured debt – Ladera Office Loan

In connection with the Membership Interest Purchase Agreement, we, through 10 Terrace Rd, assumed a loan (the “Ladera Office Loan”) with KeyBank National Association (“KeyBank”) with a principal amount of approximately $4.2 million. The Ladera Office Loan is secured by a first priority deed of trust on the Ladera Office, a promissory note, an assignment of all related leases and rents and a perfected first priority security interests in all personal property, escrows and reserves; additionally, our Operating Partnership provided a non-recourse carve-out guaranty in favor of KeyBank.

The Ladera Office Loan accrues interest at a fixed rate of 4.29% per annum through the maturity date of November 1, 2026. The loan contains a number of other customary terms and covenants.

KeyBank Tenant Program Loan

In connection with the Contribution Agreement, we assumed a term loan with KeyBank in an amount of approximately $15 million (the “KeyBank Tenant Program Loan”). Pursuant to the assumption of the KeyBank Tenant Program Loan, our Executive Chairman and an entity controlled by him continued to be borrowers under the loan. We provided an indemnity to our Executive Chairman and the entity controlled by him against all obligations under the loan. The KeyBank Tenant Program Loan incurred interest at a rate of 1-month Libor plus 350 basis points, resulting in an initial interest rate of approximately 5.90%. Additionally, our Operating Partnership provided a full guaranty in favor of KeyBank.

The KeyBank Tenant Program Loan was paid off in full on October 29, 2019 in connection with the issuance of Series A Convertible Preferred Stock.

Fair Value of Equity Exchanged Related to the Redemption of Limited Partnership Interests

In connection with the Redemption of Limited Partner Interest Agreement and the Contribution Agreement, the Former External Advisor redeemed its special limited partnership interest and 20,000 limited partnership units in the Operating Partnership in exchange for $200,000 in cash and Class A-1 Units. The exchange was accounted for as a transaction among equity holders with no gain or loss recognized. The fair value of the special limited partnership interest contributed was determined to be approximately $18.8 million, while the book value of the Class A-1 Units issued that was recorded in noncontrolling interest was approximately $9.1 million. The difference between the fair value of the special limited partnership interest received and the book value of the Operating Partnership Units issued was recorded to additional paid in capital.

The estimated fair value of the Class A-1 Units issued was determined consistent with the methodology described above. The fair value of the special limited partnership interest was determined based on discounted projections of the future value of the special limited partnership interest which included various assumptions, including estimated future distributions and the related timing thereto.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Administrative Services Agreement

On June 28, 2019, we along with our Operating Partnership, the TRS and SSA (collectively, the “Company Parties”) entered into an Administrative Services Agreement with SAM (the “Administrative Services Agreement”), pursuant to which the Company Parties will be reimbursed for providing certain operational and administrative services to SAM which may include, without limitation, accounting and financial support, IT support, HR support, advisory services and operations support, and administrative support as set forth in the Administrative Services Agreement and SAM will be reimbursed for providing certain operational and administrative services to the Company Parties which may include, without limitation, due diligence support, marketing, fulfillment and offering support, events support, insurance support, and administrative and facilities support. SAM will receive a monthly administrative service fee for providing its services and the Company Parties will receive monthly reimbursement based on the amount of services provided under the Administrative Services Agreement. SAM will also pay the Company Parties an allocation of rent and overhead for the portion it occupies in the Ladera Office. Such agreement has a term of three years, and is subject to certain adjustments as defined in the agreement.

Registration Rights Agreement

On June 28, 2019, we and our Operating Partnership entered into a registration rights agreement (the “Registration Rights Agreement”) with SS OP Holdings and certain other parties (collectively, the “Holders”). Pursuant to the Registration Rights Agreement, the Holders have the right after the Lock-Up Expiration to request us to register for resale under the Securities Act of 1933, as amended, shares of our common stock issued or issuable to such Holder. We are required to use commercially reasonable efforts to file a registration statement on Form S-3 within 30 days of such request and within 60 days of such request in the case of a registration statement on Form S-11 or such other appropriate form. We will cause such registration statement to become effective as soon as reasonably practicable thereafter. The Registration Rights Agreement also grants the Holders certain “piggyback” registration rights after the Lock-Up Expiration.

Severance Plan

In connection with the Self Administration Transaction, we entered into severance agreements with each of our executive officers (collectively, the “Severance Agreements”). Each of the Severance Agreements for our executive officers (collectively, the “Executive Officer Severance Agreements”) provide for separation payments upon the termination of the executive officer’s employment under various conditions. The level of severance pay varies among executive officers and depends upon the circumstances of the termination of their employment. If the executive officer violates any of the restrictive covenants set forth in the Executive Officer Severance Agreements, that executive officer’s right to receive severance payments pursuant to the Executive Officer Severance Agreements will end immediately.

Note 5. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes, on a pro forma basis, the combined results of operations of the Company for the years ended December 31, 2019 and 2018. Such presentation reflects the Company’s acquisitions that occurred during 2019, which met the GAAP definition of a business in effect at that time, as if the acquisitions had occurred as of January 1, 2018. This pro forma information does not purport to represent what the actual consolidated results of operations of the Company would have been for the periods indicated, nor does it purport to predict the results of operations for future periods.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018
Pro forma revenue	$113,886,094	$84,190,199
Pro forma operating expenses	$(103,374,709)	$(68,661,890)
Pro forma net income (loss) attributable to common stockholders	$(27,684,937)	$(3,296,311)

The pro forma financial information for the years ended December 31, 2019 and 2018 were adjusted to exclude approximately $1.6 million and none, respectively, for acquisition related expenses.

Note 6. Debt

The Company’s debt is summarized as follows:

Encumbered Property	December 31, 2019	December 31, 2018	Interest Rate	Maturity Date
KeyBank CMBS Loan(5)	$95,000,000	$95,000,000	3.89%	8/1/2026
KeyBank Florida CMBS Loan(6)	52,000,000	52,000,000	4.65%	5/1/2027
Midland North Carolina CMBS Loan(7)	47,048,287	47,249,999	5.31%	8/1/2024
Canadian CitiBank Loan(8)	85,500,660	72,846,480	4.24%	10/9/2020
CMBS SASB Loan(9)	235,000,000	—	4.76%	2/9/2022
CMBS Loan(10)	104,000,000	—	5.00%	2/1/2029
Secured Loan(11) (12)	85,512,000	—	4.26%	1/24/2022
Stoney Creek Loan(13)	5,591,950	—	5.90%	10/1/2021
Torbarrie Loan(14)	5,936,996	—	5.90%	9/1/2021
Ladera Office Loan	4,179,994	—	4.29%	11/1/2026
Raleigh/Myrtle Beach promissory note(1)	—	11,878,396	5.73%	N/A
Amended KeyBank Credit Facility(2)	—	98,782,500	5.00%	N/A
Oakland and Concord Loan(3)	—	19,483,127	3.95%	N/A
$11M KeyBank Subordinate Loan(4)	—	11,000,000	6.25%	N/A
Premium on secured debt, net	592,505	1,228,996
Debt issuance costs, net	(7,629,390)	(3,385,395)

Total debt	$712,733,002	$406,084,103

(1)

Fixed rate debt with principal and interest payments due monthly. This promissory note was encumbered by five properties, Morrisville, Cary, Raleigh, Myrtle Beach I, and Myrtle Beach II. This loan was repaid in conjunction with the SSGT Merger financing.

(2)

As of December 31, 2018, this facility encumbered 21 properties (Xenia, Sidney, Troy, Greenville, Washington Court House, Richmond, Connersville, Vallejo, Port St. Lucie I, Sacramento, Sonoma, Las Vegas I, Las Vegas II, Las Vegas III, Baltimore, Aurora II, Plantation, Wellington, Naples, Port St. Lucie II, and Doral). This loan was repaid in conjunction with the SSGT Merger financing.

(3)

This loan was assumed during the acquisition of the Oakland and Concord properties, along with an interest rate swap with USAmeriBank that fixed the interest rate at 3.95%. This loan was repaid in conjunction with the SSGT Merger financing.

(4)

This variable rate loan encumbered 49% of the equity interest in the entities that own the 34 properties (the 29 properties encumbered by the KeyBank CMBS Loan and the five properties encumbered by the KeyBank Florida CMBS Loan), and was subordinate to the existing KeyBank CMBS Loan and KeyBank Florida CMBS Loan. This loan was repaid in conjunction with the SSGT Merger financing.

(5)

This fixed rate loan encumbers 29 properties (Whittier, La Verne, Santa Ana, Upland, La Habra, Monterey Park, Huntington Beach, Chico, Lancaster I, Riverside, Fairfield, Lompoc, Santa Rosa, Federal Heights,

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Aurora, Littleton, Bloomingdale, Crestwood, Forestville, Warren I, Sterling Heights, Troy, Warren II, Beverly, Everett, Foley, Tampa, Boynton Beach, and Lancaster II) with monthly interest only payments until September 2021, at which time both interest and principal payments will be due monthly. The separate assets of these encumbered properties are not available to pay our other debts.
(6)

This fixed rate loan encumbers five properties (Pompano Beach, Lake Worth, Jupiter, Royal Palm Beach, and Delray) with monthly interest only payments until June 2022, at which time both interest and principal payments will be due monthly. The separate assets of these encumbered properties are not available to pay our other debts.

(7)

This fixed rate loan encumbers 11 self storage properties (Asheville I, Arden, Asheville II, Hendersonville I, Asheville III, Asheville IV, Asheville V, Asheville VI, Asheville VII, Asheville VIII, and Hendersonville II) with monthly interest only payments until September 2019, at which time both interest and principal payments became due monthly.

(8)

This variable rate loan encumbers 10 of our Canadian properties and the amount shown above is in USD based on the foreign exchange rates in effect as of the dates presented. We have purchased interest rate caps that cap CDOR at 3.0% until October 15, 2021. The separate assets of these encumbered properties are not available to pay our other debts.

(9)

This variable rate loan encumbers our 29 properties (Morrisville, Cary, Raleigh, Vallejo, Xenia, Sidney, Troy, Greenville, Washington Court House, Richmond, Connersville, Port St Lucie, Sacramento, Concord, Oakland, Wellington, Doral, Naples, Baltimore, Aurora, Jones Blvd - Las Vegas, Russell Rd - Las Vegas, Riverside, Stockton, Azusa, Romeoville, Elgin, San Antonio, Kingwood). In June 2019, we purchased an interest rate swap whereby LIBOR is fixed at 1.79% though February 15, 2022. The separate assets of these encumbered properties are not available to pay our other debts.

(10)	This fixed rate loan encumbers 10 properties (Myrtle Beach I, Myrtle Beach II, Port St. Lucie, Plantation, Sonoma, Las Vegas I, Las Vegas II, Las Vegas III, Ft Pierce, Nantucket Island).
(11)

This variable rate loan encumbers 16 properties (Colorado Springs, Aurora, Phoenix, 3173 Sweeten Creek Rd - Asheville, Elk Grove, Garden Grove, Deaverview Rd - Asheville, Highland Center Blvd - Asheville, Sarasota, Mount Pleasant, Pembroke Pines, Riverview, Eastlake, McKinney, Hualapai Way - Las Vegas, Gilbert). The separate assets of these encumbered properties are not available to pay our other debts.

(12)

On January 29, 2019, we entered into a $161.2 million notional interest rate swap whereby LIBOR was fixed at approximately 2.6% until August 1, 2020. On October 29, 2019, in connection with the pay off of the Senior Term Loan, we terminated approximately $75.7 million of this interest rate swap which required a settlement payment of approximately $0.6 million.

(13)

This variable rate loan bears interest at a rate of 1.95% plus Royal Bank of Canada Prime Rate, which was approximately 3.95% as of December 31, 2019, and in no event shall the total interest rate fall below 4.65% per annum. The Stoney Creek loan was assumed in the SSGT Mergers and had a balance of approximately $5 million USD as of the SSGT Mergers date. The Stoney Creek loan is secured by a first lien deed of trust on the Stoney Creek property and all improvements thereto, is cross-collateralized with the Torbarrie property, and is guaranteed by the Company. The amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2019.

(14)

This variable rate loan bears interest at a rate of 1.95% plus Royal Bank of Canada Prime Rate, which was approximately 3.95% as of December 31, 2019, and in no event shall the total interest rate fall below 4.65% per annum. The Torbarrie loan was assumed in the SSGT Mergers and had no outstanding balance as of the date of the SSGT Mergers. The Torbarrie loan is a construction loan, which allows for borrowings up to approximately $10.3 million CAD and is secured by a first lien deed of trust on the Torbarrie property and all improvements thereto, is cross-collateralized with the Stoney Creek property, and is guaranteed by the Company. The amount shown above is in USD based on the foreign exchange rate in effect as of December 31, 2019.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The weighted average interest rate on our consolidated debt as of December 31, 2019 was approximately 4.6%. We are subject to certain restrictive covenants relating to the outstanding debt. As of December 31, 2019, we were in compliance with all such covenants.

On January 24, 2019, in conjunction with the SSGT Mergers, we, through certain wholly-owned special purpose entities, entered into various financings (“SSGT Merger Financings”), as follows:

Merger Financings	Principal Borrowing as of Merger Date
CMBS SASB Loan	$235,000,000
CMBS Loan	104,000,000
Secured Loan	89,178,000
Senior Term Loan	72,000,000

Total	$500,178,000

The proceeds from the SSGT Merger Financings were primarily used to facilitate the SSGT Mergers as previously described, including the payment of the SSGT merger consideration and the repayment, in full, of certain of our debt, as follows:

Merger Financings	Principal Repaid
Raleigh/Myrtle Beach promissory note	$11,862,471
Amended KeyBank Credit Facility	98,782,500
Oakland and Concord loan	19,443,753
$11M KeyBank Subordinate Loan	11,000,000

Total	$141,088,724

In conjunction with the SSGT Merger Financings, we recognized a loss on extinguishment of debt of approximately $1.5 million, primarily attributable to prepayment penalties related to the early pay off of the Raleigh/Myrtle Beach promissory note and the write-off of the unamortized loan premium and debt issuance costs on the repaid loans.

CMBS SASB Loan

This loan is a $235 million commercial mortgage-backed securities (“CMBS”), single-asset/single-borrower (“SASB”) financing (the “CMBS SASB Loan”) with KeyBank, National Association (“KeyBank”) and Citi Real Estate Funding Inc. or its affiliates (“Citibank”), as initial lenders (together, the “CMBS SASB Lenders”), comprised of (A) a mortgage loan in the amount of $180 million (the “CMBS SASB Mortgage Loan”) and (B) a mezzanine loan in the amount of $55 million (the “CMBS SASB Mezzanine Loan”). The CMBS SASB Mortgage Loan is secured by a first mortgage or deed of trust on each of 29 wholly owned properties (the “CMBS SASB Properties”), and the CMBS SASB Mezzanine Loan is secured by a pledge of the equity interests in the 29 special purpose entities that own the CMBS SASB Properties. Each loan has a maturity date of February 9, 2022, which may, in certain circumstances, be extended at the option of the respective borrower for two consecutive terms of one year each, as set forth in the respective loan agreement (collectively, the “CMBS SASB Loan Agreements”). Monthly payments due under the CMBS SASB Loan Agreements are interest-only, with the full principal amount becoming due and payable on the respective maturity date.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The amounts outstanding under the CMBS SASB Loan Agreements bear interest at an annual rate equal to LIBOR plus 3%. In addition, pursuant to the requirements of the CMBS SASB Loan Agreements: (a) the borrower with respect to the CMBS SASB Mortgage Loan has purchased an interest rate cap with a notional amount of $180 million, with an effective date of January 24, 2019, whereby LIBOR is capped at 3% through February 15, 2022 and (b) the borrower with respect to the CMBS SASB Mezzanine Loan has purchased an interest rate cap with a notional amount of $55 million, with an effective date of January 24, 2019, whereby LIBOR is capped at 3% through February 15, 2022. On June 7, 2019, to effectively terminate our $180 million and $55 million existing interest rate caps, we sold an offsetting interest rate cap with a notional amount of $235 million, whereby LIBOR is capped at 3% through February 15, 2022. We simultaneously entered into an interest rate swap with a notional amount of $235 million, whereby LIBOR is fixed at 1.79% through February 15, 2022. None of the CMBS SASB Loan may be prepaid, in whole or in part, without satisfying certain conditions as set forth in the respective CMBS SASB Loan Agreements, such as the payment of a spread maintenance premium if the prepayment is made within the first two years. Thereafter the CMBS SASB Loan may be prepaid in whole or in part at par without penalty.

The loan documents for the CMBS SASB Loan contain: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranties, with respect to the CMBS SASB Mortgage Loan (the “CMBS SASB Mortgage Loan Guaranty”), and with respect to the CMBS SASB Mezzanine Loan (the “CMBS SASB Mezzanine Loan Guaranty” and collectively the “CMBS SASB Guarantees”), each dated January 24, 2019, in favor of the CMBS SASB Lenders, the Company serves as a non-recourse guarantor with respect to each of the CMBS SASB Mortgage Loan and the CMBS SASB Mezzanine Loan and is subject to certain net worth and liquidity requirements, each as described in the CMBS SASB Guarantees.

CMBS Loan

The CMBS loan is a $104 million CMBS financing with KeyBank as lender (the “CMBS Lender”) pursuant to a mortgage loan (the “CMBS Loan”), and is secured by a first mortgage or deed of trust on each of 10 wholly owned properties. The loan has a maturity date of February 1, 2029. Monthly payments due under the loan agreement (the “CMBS Loan Agreement”) are interest-only, with the full principal amount becoming due and payable on the maturity date.

The amounts outstanding under the CMBS Loan bear interest at an annual fixed rate equal to 5%. Commencing two years after securitization, the CMBS Loan may be defeased in whole, but not in part, subject to certain conditions as set forth in the CMBS Loan Agreement.

The loan documents for the CMBS Loan contain: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranty dated January 24, 2019, in favor of the CMBS Lender, the Company serves as a non-recourse guarantor with respect to the CMBS Loan.

Secured Loan

This represents secured financing with KeyBank, Fifth Third Bank (“Fifth Third”), and SunTrust Bank (“SunTrust”) as equal co-lenders (the “Secured Lenders”) for an amount up to approximately $96.4 million pursuant to a mortgage loan (the “Secured Loan”). At close, the Secured Loan was secured by a first mortgage or

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

deed of trust on each of 16 wholly owned properties. The loan has a maturity date of January 24, 2022, which may, in certain circumstances, be extended at the option of the borrower for one additional term equal to one year, as set forth in the Secured Loan Agreement. Monthly payments due under the Secured Loan Agreement are interest-only, with the full principal amount becoming due and payable on the maturity date. On January 24, 2019, an initial borrowing of approximately $89.2 million was made under the Secured Loan. On July 11, 2019, in conjunction with the acquisition of the Gilbert Property, the Gilbert Property was mortgaged pursuant to the terms of the loan agreement (the “Secured Loan Agreement”), and an additional approximate $5.7 million was drawn. On August 30, 2019, we drew an additional approximately $0.5 million from the interest reserve, increasing the then total amount outstanding on the loan to approximately $95.4 million. On October 18, 2019, in connection with the sale of our San Antonio II property, we paid off approximately $9.9 million of the Secured Loan.

The amounts outstanding under the Secured Loan Agreement bear interest at an annual rate equal to LIBOR plus 2.5%. On January 24, 2019, the borrowers entered into an interest rate swap arrangement with a notional amount of approximately $89.2 million, such that LIBOR is fixed at approximately 2.6% until August 1, 2020. On October 29, 2019, in connection with the settlement of the Senior Term Loan, we restructured this swap to reduce the notional amount to approximately $85.5 million, an amount equivalent to the then outstanding principal on the Secured Loan. The Secured Loan may be prepaid at any time, subject to certain conditions as set forth in the Secured Loan Agreement.

The loan documents for the Secured Loan contain: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In particular, the Secured Loan Agreement imposes certain requirements on the Company such as a total leverage ratio, tangible net worth and liquidity requirements, fixed charge coverage ratios and limits on the amount of unhedged variable rate debt exposure. In addition, and pursuant to the terms of the full recourse guaranty (the “Secured Loan Guaranty”), dated January 24, 2019, in favor of the Secured Lenders, we, along with our Operating Partnership serve as full recourse guarantors with respect to the Secured Loan.

Senior Term Loan

We along with our Operating Partnership entered into a financing for an amount up to $87.7 million with KeyBank and SunTrust, as co-lenders (the “Senior Term Lenders”), pursuant to a senior term loan (the “Senior Term Loan”). The Senior Term Loan was secured by a pledge of 49% of the equity interests in our property-owning special purpose entities, other than those that own the CMBS SASB Properties. The Senior Term Loan was made pursuant to a loan agreement with a maturity date of January 24, 2022 (the “Senior Term Loan Agreement”). Monthly payments due under the Senior Term Loan Agreement were interest-only, with the full principal amount becoming due and payable on the maturity date. On January 24, 2019, an initial borrowing of $72.0 million was made under the Senior Term Loan with the right to draw an additional $15.7 million as set forth in the Senior Term Loan Agreement. During the year ended December 31, 2019, we drew a total of an additional $14.3 million.

The amounts outstanding under the Senior Term Loan Agreement incurred interest at an annual rate equal to LIBOR plus 4.25%. On January 24, 2019, we entered into an interest rate swap arrangement with a notional amount of $72 million, such that LIBOR was fixed at approximately 2.6% until August 1, 2020.

The Senior Term Loan was paid off in full on October 29, 2019 in connection with the issuance of Series A Convertible Preferred Stock.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Canadian CitiBank Loan

On October 11, 2018, we, through 10 special purpose entities wholly owned by our Operating Partnership, entered into a loan agreement with CitiBank, N.A. (“CitiBank”), as lender. Under the terms of the loan agreement (the “CitiBank Loan Agreement”), we have a maximum borrowing capacity of $112 million CAD, of which we initially borrowed $99.3 million CAD (the “Initial Proceeds”). The Initial Proceeds were primarily used to pay off all of the existing loans encumbering 10 of our properties located in the greater Toronto area, Canada, all of which now serve as collateral under the CitiBank Loan Agreement. As of December 31, 2019, we had an outstanding balance of $111.3 million CAD, and have the right to receive future advances in the aggregate amount of up to $0.7 million CAD, subject to certain conditions as set forth in the CitiBank Loan Agreement.

The CitiBank Loan Agreement is a term loan that matures on October 9, 2020, which may, in certain circumstances, be extended at our option for three consecutive terms of one year each. Monthly payments due under the CitiBank Loan Agreement are interest-only, with the full principal amount becoming due and payable on the maturity date.

The amounts outstanding under the CitiBank Loan Agreement bear interest at a rate equal to the sum of the “CDOR” (as defined in the CitiBank Loan Agreement) and 2.25%. If we exercise our third extension option, the interest rate shall be increased by 0.25%. In addition, pursuant to the requirements of the CitiBank Loan Agreement, we have purchased interest rate caps with a combined notional amount of $112 million CAD, whereby the CDOR is capped at 3.00% through October 15, 2021.

Amended KeyBank Credit Facility

On December 22, 2015, we, through our Operating Partnership, and certain affiliated entities, entered into an amended and restated revolving credit facility (the “Amended KeyBank Credit Facility”) with KeyBank National Association (“KeyBank”), as administrative agent and KeyBanc Capital Markets, LLC, as the sole book runner and sole lead arranger, and Texas Capital Bank, N.A., and Comerica Bank as co-lenders.

Under the terms of the Amended KeyBank Credit Facility, we initially had a maximum borrowing capacity of $105 million.

On February 18, 2016, we entered into a first amendment and joinder to the amended and restated credit agreement (the “First Amendment”) with KeyBank. Under the terms of the First Amendment, we added an additional $40 million to our maximum borrowing capacity for a total of $145 million with the admission of US Bank National Association (the “Subsequent Lender”). The Subsequent Lender also became a party to the Amended KeyBank Credit Facility through a joinder agreement in the First Amendment.

The Amended KeyBank Credit Facility was a revolving loan with an initial term of three years, maturing on December 22, 2018, with two one-year extension options subject to certain conditions outlined further in the credit agreement for the Amended KeyBank Credit Facility (the “Amended Credit Agreement”). On October 29, 2018, we amended our Amended KeyBank Credit Facility to extend the maturity date until February 20, 2019 and reduce the maximum borrowing capacity from $145 million to $110 million. Payments due pursuant to the Amended KeyBank Credit Facility were interest-only. As of December 31, 2018, we had approximately $98.8 million in borrowings outstanding under the Amended KeyBank Credit Facility. On January 24, 2019, we paid off and terminated the Amended KeyBank Credit Facility in conjunction with the SSGT Mergers.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The following table presents the future principal payment requirements on outstanding debt as of December 31, 2019:

2020	$86,208,937
2021	12,823,585
2022	323,426,829
2023	3,384,578
2024	47,035,146
2025 and thereafter	246,890,812

Total payments	719,769,887
Premium on secured debt, net	592,505
Debt issuance costs, net	(7,629,390)

Total	$712,733,002

Note 7. Preferred Equity

Series A Convertible Preferred Stock

On October 29, 2019 (the “Commitment Date”), we entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in preferred shares (the aggregate shares to be purchased, the “Preferred Shares”) of our new Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”), in one or more closings (each, a “Closing,” and collectively, the “Closings”). The initial closing (the “Initial Closing”) in the amount of $150 million occurred on the Commitment Date. The Investor has committed to purchase up to an additional $50 million, at our option, within 12 months following the Initial Closing, subject to certain limitations. We pay the Investor a fee of 0.25% per annum on the remaining commitment amount until drawn, or the 12-month anniversary of the Initial Closing. We incurred approximately $3.6 million in issuance costs related to the Series A Convertible Preferred Stock, which are recorded as a reduction to Series A Convertible Preferred stock on our consolidated balance sheet.

In connection with the Initial Closing, we filed articles supplementary to our Second Articles of Amendment and Restatement, which classified and designated 200,000 authorized but unissued shares of Preferred Stock as the Series A Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock rank senior to all other shares our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is redeemed or repurchased in full. The dividends are payable in arrears for the prior calendar quarter on or before the 15th day of March, June, September and December of each year.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Convertible Preferred Stock will be entitled to receive a payment equal to the greater of (i) aggregate purchase price of all outstanding Preferred Shares, plus any accrued and unpaid dividends (the “Liquidation Amount”) and (ii) the amount that that would have been payable had the Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to such liquidation.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Subject to certain additional redemption rights, as described herein, we have the right to redeem the Series A Convertible Preferred Stock for cash at any time following the fifth anniversary of the Initial Closing. The amount of such redemption will be equal to the Liquidation Amount. Upon the listing of our common stock on a national securities exchange (the “Listing”), we have the right to redeem any or all outstanding Series A Convertible Preferred Stock at an amount equal to the greater of (i) the amount that would have been payable had such Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to the Listing, and then all of such Preferred Shares were sold in the Listing, or (ii) the Liquidation Amount, plus a premium amount (the “Premium Amount”) of 10%, 8%, 6%, 4%, or 2% if redeemed prior to the first, second, third, fourth, or fifth anniversary dates of issuance, respectively, or 0% if redeemed thereafter, as set forth in the Articles Supplementary. Upon a change of control event, we have the right to redeem any or all outstanding Series A Convertible Preferred Stock at an amount equal to the greater of (i) the amount that would have been payable had the Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to such change of control or (ii) the Liquidation Amount, plus the Premium Amount, as set forth in the Articles Supplementary. In addition, subject to certain cure provisions, if we fail to maintain our status as a real estate investment trust, the holders of Series A Convertible Preferred Stock have the right to require us to repurchase the Series A Convertible Preferred Stock at an amount equal to the Liquidation Amount with no Premium Amount.

At any time after the earlier to occur of (i) the second anniversary of the Initial Closing or (ii) 180 days after a Listing, the holders of Series A Convertible Preferred Stock have the right to convert any or all of the Series A Convertible Preferred Stock held by such holders into common stock at a rate per share equal to the quotient obtained by dividing the Liquidation Amount by the conversion price. The conversion price is $10.66, as may be adjusted in connection with stock splits, stock dividends and other similar transactions.

The holders of Series A Convertible Preferred Stock are not entitled to vote on any matter submitted to a vote of our stockholders, except that in the event that the dividend for the Series A Convertible Preferred Stock has not been paid for at least four quarters (whether or not consecutive), the holders of Series A Convertible Preferred Stock have the right to vote together with our stockholders on any matter submitted to a vote of our stockholders, upon which the holders of the Series A Convertible Preferred Stock and holders of common stock shall vote together as a single class. The number of votes applicable to a share of Series A Convertible Preferred Stock will be equal to the number of shares of common stock a share of Series A Convertible Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote. This foregoing limited voting right shall cease when all past dividend periods have been paid in full. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock is required in certain customary circumstances, as well as other circumstances, such as (i) our real estate portfolio exceeding a leverage ratio of 60% loan-to-value, (ii) entering into certain transactions with our Executive Chairman as of the Commitment Date, or his affiliates, (iii) effecting a merger (or similar) transaction with an entity whose assets are not at least 80% self storage related and (iv) entering into any line of business other than self storage and ancillary businesses, unless such ancillary business represents revenues of less than 10% of our revenues for our last fiscal year.

In connection with the issuance of the Series A Convertible Preferred Stock, we and the Investor also entered into an investors’ rights agreement (the “Investors’ Rights Agreement”) which provides the Investor with certain customary protections, including demand registration rights and “piggyback” registration rights with respect to our common stock issued to the Investor upon conversion of the Preferred Shares.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

As of December 31, 2019 there were 150,000 Preferred Shares outstanding with an aggregate liquidation preference of approximately $151.7 million, which consisted of $150 million from the Initial Closing and approximately $1.6 million of accumulated and unpaid distributions. There were no Preferred Shares issued or outstanding as of December 31, 2018.

Note 8. Derivative Instruments

Interest Rate Derivatives

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we use interest rate swaps and caps as part of our interest rate risk management strategy. The effective portion of the change in the fair value of the derivative that qualifies as a cash flow hedge is recorded in accumulated other comprehensive income (“AOCI”) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt.

We do not use interest rate derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements and other identified risks but we have elected not to apply hedge accounting. Changes in the fair value of interest rate derivatives not designated in hedging relationships are recorded in other income (expense) within our consolidated statements of operations and was approximately $0.6 million and none for the years ended December 31, 2019 and 2018, respectively. A majority of this expense was attributable to the early termination of approximately $75.7 million of an interest rate swap in connection with the payoff of the Senior Term Loan. This settlement resulted in the recognition of an expense of approximately $0.6 million reclassified out of accumulated other comprehensive income.

Foreign Currency Hedges

Our objectives in using foreign currency derivatives are to add stability to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar and to manage our exposure to exchange rate movements. To accomplish this objective, we use foreign currency forwards and foreign currency options as part of our exchange rate risk management strategy. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into the forward contract and holding it to maturity, we are locked into a future currency exchange rate in an amount equal to and for the term of the forward contract. A foreign currency option contract is a commitment by the seller of the option to deliver, solely at the option of the buyer, a certain amount of currency at a certain price on a specific date. For derivatives designated as net investment hedges, the changes in the fair value of the derivatives are reported in accumulated other comprehensive income. Amounts are reclassified out of accumulated other comprehensive income into earnings when the hedged net investment is either sold or substantially liquidated.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The following table summarizes the terms of our derivative financial instruments as of December 31, 2019:

	Notional Amount		Strike	Effective Date or Date Assumed	Maturity Date
Interest Rate Swaps:
LIBOR Swap	$85,512,000	(3)	2.61%	January 24, 2019	August 1, 2020
LIBOR Swap	235,000,000		1.79%	June 15, 2019	February 15, 2022
Interest Rate Caps:
CDOR Cap	$99,300,000	(1)	3.00%	October 11, 2018	October 15, 2021
CDOR Cap	1,000,000	(1)	3.00%	March 28, 2019	October 15, 2021
CDOR Cap	11,700,000	(1)	3.00%	May 28, 2019	October 15, 2021
Foreign Currency Forward:
Denominated in CAD	$95,000,000	(1)	1.323	December 9, 2020	February 10, 2020	(2)

(1)	Notional amounts shown are denominated in CAD.
(2)

We settled this forward on February 10, 2020, receiving a net settlement of approximately $0.5 million and simultaneously entered into another $95 million CAD foreign currency forward with a maturity date of February 10, 2021.

(3)

We entered into this Swap on January 24, 2019 for an initial notional amount of approximately $161 million, however, on October 29, 2019, in connection with the settlement of the Senior Term Loan, we terminated approximately $75.7 million of this interest rate swap which required a settlement payment of approximately $0.6 million.

On March 28, 2018 we settled our then existing $101 million CAD foreign currency forward contract, receiving a net settlement of approximately $2.2 million and simultaneously entered into a $90 million CAD foreign currency forward. We settled the $90 million CAD foreign currency forward on January 25, 2019, receiving a net settlement of approximately $2.1 million and simultaneously entered into a $95 million CAD foreign currency forward. On July 8, 2019 we settled the $95 million CAD foreign currency forward, paying a net settlement of approximately $0.6 million and simultaneously entered into a $95 million CAD currency option. On December 9, 2019 the CAD currency option expired and we simultaneously entered into a two month $95 million CAD foreign currency forward. A portion of our gain (loss) from our settled and unsettled foreign currency hedges is recorded net in foreign currency hedge contract gain (loss) in our consolidated statements of comprehensive loss, the other portion, a loss of approximately $0.4 million and a gain of approximately $1.0 million related to the ineffective portion is recorded in other income (expense) within our consolidated statements of operations for the years ended December 31, 2019 and 2018, respectively.

The following table summarizes the terms of our derivative financial instruments as of December 31, 2018:

	Notional Amount		Strike	Effective Date or Date Assumed	Maturity Date
Interest Rate Swaps:
Oakland and Concord loan	$19,483,127	(2)	3.95%	May 18, 2016	April 10, 2023
Interest Rate Cap:
CDOR Cap	$99,300,000	(1)	3.00%	October 11, 2018	October 15, 2021
Foreign Currency Forward:
Denominated in CAD	$90,000,000	(1)	1.2846	March 28, 2018	January 28, 2019	(3)

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

(1)	Notional amount shown is denominated in CAD.
(2)	The Oakland and Concord loan interest rate swap was settled on January 24, 2019 in conjunction with the SSGT Mergers.
(3)	We settled this foreign currency forward on January 25, 2019 and received a settlement of approximately $2.1 million

The following table presents a gross presentation of the fair value of our derivative financial instruments as well as their classification on our consolidated balance sheets as of December 31, 2019 and 2018:

	Asset/Liability Derivatives Fair Value
Balance Sheet Location	December 31, 2019	December 31, 2018
Interest Rate Swaps
Other assets	$—	$361,802
Accounts payable and accrued liabilities	1,695,140	—
Interest Rate Caps
Other assets	$28,847	$87,808
Foreign Currency Hedges
Other assets		$4,016,806
Accounts payable and accrued liabilities	$1,425,632	—

Note 9. Segment Disclosures

Prior to the Self Administration Transaction on June 28, 2019, we internally evaluated all of our properties and interests therein as one industry segment and, accordingly, did not report segment information.

Subsequent to the Self Administration Transaction, we now operate in two reportable business segments: (i) self storage operations and (ii) our Managed REIT Platform business.

Management evaluates performance based upon net operating income (“NOI”). For our self storage operations, NOI is defined as leasing and related revenues, less property level operating expenses. NOI for the Company’s Managed REIT Platform business represents Managed REIT Platform revenues less Managed REIT Platform expenses.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The following table summarizes information for the reportable segments for the year ended December 31, 2019 below:

	Year Ended December 31, 2019
	Self Storage	Managed REIT Platform	Corporate and Other	Total
Revenues:
Self storage rental revenue	$99,494,560	$—	$—	$99,494,560
Ancillary operating revenue	3,706,700	—	—	3,706,700
Managed REIT Platform revenue	—	3,068,306	—	3,068,306
Reimbursable costs from Managed REITs	—	3,258,983	—	3,258,983

Total revenues	103,201,260	6,327,289	—	109,528,549

Operating expenses:
Property operating expenses	35,723,111	—	—	35,723,111
Property operating expenses – affiliates	6,605,670	—	—	6,605,670
Managed REIT Platform expense	—	2,739,556	—	2,739,556
Reimbursable costs from Managed REITs	—	3,258,983	—	3,258,983
General and administrative	—	—	10,461,453	10,461,453
Depreciation	29,305,979	—	299,299	29,605,278
Intangible amortization expense	9,051,083	2,442,311	—	11,493,394
Contingent earnout expense	—	—	200,000	200,000
Self administration transaction expenses	—	—	1,572,238	1,572,238
Acquisition expenses – affiliates	84,061	—	—	84,061
Other property acquisition expenses	141,489	—	—	141,489

Total operating expenses	80,911,393	8,440,850	12,532,990	101,885,233

Gain on sale of real estate	3,944,696	—	—	3,944,696

Operating income (loss)	26,234,563	(2,113,561)	(12,532,990)	11,588,012
Other income (expense):
Interest expense	(37,469,725)	—	(93,522)	(37,563,247)
Interest expense – accretion of fair market value of secured debt	131,611	—	—	131,611
Interest expense – debt issuance costs	(3,990,421)	—	(6,255)	(3,996,676)
Net loss on extinguishment of debt	(2,635,278)	—	(12,355)	(2,647,633)
Gain resulting from acquisition of unconsolidated affiliates	8,017,353	—	—	8,017,353
Other	(1,159,570)	534,612	—	(624,958)

Net loss	$(10,871,467)	$(1,578,949)	$(12,645,122)	$(25,095,538)

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The following table summarizes our total assets by segment:

Segments	December 31, 2019
Self Storage	$1,175,887,634	(1)
Managed REIT Platform	73,939,002	(1)
Corporate and Other	61,607,095

Total assets	$1,311,433,731

(1)	Included in the assets of the Self Storage and the Managed REIT Platform segments are approximately $45.3 million, and $33.1 million of goodwill, respectively.

Note 10. Related Party Transactions

Through the closing of the Self Administration Transaction on June 28, 2019, we incurred expenses under the following advisory and property management agreements; commencing on such closing and continuing thereafter we will no longer incur such expenses. The Dealer Manager Agreement and the Transfer Agent Agreement described below were not impacted by the Self Administration Transaction.

Fees to Affiliates

Our Advisory Agreement with our Former External Advisor, our dealer manager agreement, as amended (“Dealer Manager Agreement”) with our Dealer Manager, our Property Management Agreements with our Former External Property Managers and our Transfer Agent Agreement with our Transfer Agent entitle such affiliates to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as certain reimbursements, as described below.

Advisory Agreement

Prior to the Self Administration Transaction we did not have any employees. Our Former External Advisor was primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Former External Advisor received various fees and expenses under the terms of our Advisory Agreement. As a result of the Self Administration Transaction, on June 28, 2019 we acquired approximately 350 self storage professionals and other personnel and now perform such services on our own behalf.

Our Advisory Agreement also required our Former External Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees and organization and offering expenses, were in excess of 15% of gross proceeds from the Offering. However, subsequent to the termination of our Primary Offering on January 9, 2017, we determined offering expenses were not in excess of 15% of gross proceeds from the Offering, and thus there was no reimbursement.

Our Former External Advisor received acquisition fees equal to 1.75% of the contract purchase price of each property we acquired plus reimbursement of any acquisition expenses incurred by our Former External Advisor. Our Former External Advisor also received a monthly asset management fee equal to 0.05208%, which is one-twelfth of 0.625%, of our aggregate asset value, as defined in the Advisory Agreement.

Under our Advisory Agreement, our Former External Advisor was entitled to receive disposition fees in an amount equal to the lesser of (i) one-half of the competitive real estate commission or (ii) 1% of the contract sale

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

price for each property we sold, as long as our Former External Advisor provided substantial assistance in connection with the sale. The total real estate commissions paid (including the disposition fee paid to our Advisor) was limited to the lesser of a competitive real estate commission or an amount equal to 6% of the contract sale price of the property.

Our Former External Advisor was also entitled to various subordinated distributions pursuant to our Operating Partnership Agreement if we (1) listed our shares of common stock on a national exchange, (2) terminated our Advisory Agreement (other than a voluntary termination), (3) liquidated our portfolio, or (4) entered into an Extraordinary Transaction, as it was defined in the Operating Partnership Agreement.

Pursuant to the Advisory Agreement, our Former External Advisor was entitled to reimbursement of our Former External Advisor’s direct and indirect costs of providing administrative and management services to us. Pursuant to the Advisory Agreement, our Former External Advisor was obligated to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determined that such excess expenses were justified based on unusual and non-recurring factors.

Dealer Manager Agreement

In connection with our Primary Offering, our Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales of Class A Shares and up to 2.0% of gross proceeds from the sales of Class T Shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A Shares and Class T Shares in the Primary Offering under the terms of the Dealer Manager Agreement. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T Shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A Shares and Class T Shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminated; and (iv) the date that such Class T Share is redeemed or is no longer outstanding. Our Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager re-allowed all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager could also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses could not be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Offering, could not exceed 3% of gross offering proceeds from sales in the Offering.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Affiliated Dealer Manager

SAM owns a 15% non-voting equity interest in our Dealer Manager. Affiliates of our Dealer Manager own limited partnership interests in our Operating Partnership.

Transfer Agent Agreement

SAM owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (“Transfer Agent”), which is a registered transfer agent with the SEC. Pursuant to our transfer agent agreement, our Transfer Agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholder. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our Transfer Agent also conducts transfer agent and registrar services for other non-traded REITs sponsored by SRA.

It is the duty of our board of directors to evaluate the performance of our Transfer Agent. Fees paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the transfer agent agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the transfer agent agreement upon 90 days’ prior written notice. In the event that we terminate the transfer agent agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the transfer agent agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

Property Management Agreements

From inception through June 28, 2019, our Former External Property Managers served as the property manager for each of our properties pursuant to separate property management agreements. From October 1, 2015 through September 30, 2017, our Former External Property Managers contracted with Extra Space for Extra Space to serve as the sub-property manager for each of our properties located in the United States pursuant to separate sub-property management agreements for each property. Effective October 1, 2017, our Former External Property Managers terminated their sub-property management agreements with Extra Space. Our Former External Property Managers thereafter managed all our properties directly. An affiliate of our Former External Property Managers reacquired the rights to the “SmartStop® Self Storage” brand in the United States during 2017. As a result, our properties began using the “SmartStop® Self Storage” brand in the United States effective October 1, 2017. In connection with the terminations, each property management agreement that was subject to a sub-property management agreement with Extra Space was amended and, where applicable, we paid Extra Space a termination fee, as described below. As a result of the Self Administration Transaction, we acquired approximately 350 self storage professionals and other personnel and now perform such services on our own behalf.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Pursuant to the amended property management agreements, our Former External Property Managers received: (i) a monthly management fee for each property equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the property manager’s costs of managing the properties and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, we had agreed with our Former External Property Managers or an affiliate to share equally in the net revenue attributable to the sale of tenant insurance, protection plans, or other indemnity plans at our properties. With respect to each new property we acquired for which we entered into a property management agreement with our Former External Property Managers we paid our Former External Property Managers a one-time start-up fee in the amount of $3,750.

Our self storage properties located in Canada were subject to separate property management agreements with our Former External Property Managers on terms substantially the same as the amended property management agreements described above.

All of our properties in the United States and Canada are operated under the “SmartStop® Self Storage” brand, which as a result of the Self Administration Transaction we now own.

Prior Arrangements (effective between October 1, 2015 and September 30, 2017)

Under the property management agreements in effect for properties we owned between October 1, 2015 through September 30, 2017 for our properties located in the United States, our Former External Property Manager received a monthly management fee for each property equal to the greater of $2,500 or 6% of the gross revenues, plus reimbursement of our Former External Property Manager’s costs of managing the properties. In addition, Extra Space agreed to pay up to $25,000 per property toward the signage and set-up costs associated with converting such property to the Extra Space brand (the “Set-Up Amount”). The property management agreements had a three year term and automatically renewed for successive one year periods thereafter, unless we or our Former External Property Manager provided prior written notice at least 90 days prior to the expiration of the term. In general, if we terminated a property management agreement without cause during the initial three year term, we would have been required to pay our Former External Property Manager a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term that had elapsed. After the end of the initial three year term, we could have terminated a property management agreement on 30 days prior written notice without payment of a termination fee. Our Formal External Property Manager could have terminated a property management agreement on 60 days prior written notice to us.

The sub-property management agreements between our Former External Property Manager and Extra Space were substantially the same as the foregoing property management agreements. Under the sub-property management agreements, our Formal External Property Manager paid Extra Space a monthly management fee for each property equal to the greater of $2,500 or 6% of the gross revenues, plus reimbursement of Extra Space’s costs of managing the properties; provided, however that no management fee was due and payable to Extra Space for the months of January and July each year during the term. Extra Space had the exclusive right to offer tenant insurance to the tenants and was entitled to all of the benefits of such tenant insurance. The sub-property management agreements also had a three year term and automatically renewed for successive one year periods thereafter, unless our Former External Property Manager or Extra Space provided prior written notice at least 90 days prior to the expiration of the term. In general, if our Former External Property Manager terminated a sub-property management agreement without cause during the initial three year term, it would have been required to pay Extra Space a termination fee equal to the Set-Up Amount, reduced by 1/36th of the Set-Up Amount for every full month of the term that had elapsed. After the end of the initial three year term, our Former External Property Manager could have terminated a sub-property management agreement on 30 days prior

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

written notice without payment of a termination fee. Extra Space could have terminated a sub-property management agreement on 60 days prior written notice to our Former External Property Manager.

Termination of Sub-property Manager

As of October 1, 2017, our Former External Property Manager terminated each sub-property management agreement with Extra Space, and we amended each of our corresponding property management agreements as described below. To the extent a termination fee would have been owed by any of our property-owning subsidiaries had its corresponding property management agreement with our Former External Property Manager been terminated, each such property-owning subsidiary agreed to pay the termination fee owed by our Former External Property Manager in accordance with its termination of the sub-property management agreements. The aggregate costs incurred in connection with the property management changes were approximately $0.8 million. This amount was included in property operating expenses – affiliates in the accompanying consolidated statements of operations for the year ended December 31, 2017.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2018 and 2019, as well as any related amounts payable as of December 31, 2018 and 2019:

	Year Ended December 31, 2018			Year Ended December 31, 2019
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses	$2,199,596	$2,336,075	$209,385	$975,985	$1,185,370	$—
Transfer Agent fees	352,300	302,839	49,461	324,943	374,404	—
Asset management fees	5,445,528	5,445,528	—	3,622,558	3,622,558	—
Property management fees	4,809,106	4,809,106	—	2,983,111	2,983,111	—
Acquisition expenses	72,179	72,179	—	84,061	84,061	—
Capitalized
Acquisition costs	48,664	48,664	—	235,932	235,932	—
Self Administration Transaction working capital true-up	—	—	—	493,785	493,785	—
Additional paid-in capital
Stockholder servicing fee(1)	—	675,049	1,944,991	—	667,651	1,277,340

Total	$12,927,373	$13,689,440	$2,203,837	$8,720,375	$9,646,872	$1,277,340

(1)

We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering.

Please see Note 3 – Real Estate Facilities and Note 4 – Self Administration Transaction for detail regarding additional related party transactions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Tenant Programs

We may offer a tenant insurance plan, tenant protection plan or similar program (collectively “Tenant Programs”) to customers at our properties. We and an affiliate of our Former External Property Manager previously agreed to transfer our respective rights in such Tenant Programs revenue to a joint venture owned 50% by our TRS subsidiary and, through the date of the Self Administration Transaction, 50% by our Former External Property Manager’s affiliate (the “Former PM Affiliate”). Under the terms of the joint venture agreement, the TRS received 50% of the net economics generated from such Tenant Programs and the Former PM Affiliate received the other 50% of such net economics. In addition, we share equally in the net revenue attributable to the sale of Tenant Programs at the properties we acquired in the SSGT Mergers on substantially similar terms as set forth above. In connection with the Self Administration Transaction we now wholly-own both such Tenant Programs joint venture entities.

For the years ended December 31, 2019, 2018 and 2017, we recorded net revenues of approximately $2.9 million, $1.5 million, and $0.3 million, respectively, related to Tenant Programs which was included in ancillary operating revenue in the consolidated statements of operations.

Storage Auction Program

In connection with the Self Administration Transaction we now own a minority interest in a company that owns 50% of an online auction company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company receives a service fee for such services. During the years ended December 31, 2019, 2018 and 2017 we paid approximately $45,000, $43,000, and none, respectively, in fees to the Auction Company related to our properties. Our properties receive the proceeds from such online auctions.

Toronto Merger

On February 1, 2017, we entered into a definitive Agreement and Plan of Merger (the “Toronto Merger Agreement”) pursuant to which SST II Toronto Acquisition, LLC, a wholly owned and newly formed subsidiary of our Operating Partnership, merged (the “Toronto Merger”) with and into SS Toronto, a subsidiary of our Sponsor, with SS Toronto surviving the Toronto Merger and becoming a wholly owned subsidiary of our Operating Partnership. In connection with the Toronto Merger, we acquired five self storage properties located in the Greater Toronto Areas of North York, Mississauga, Brampton, Pickering and Scarborough (the “SS Toronto Properties”). Each property is operated under the “SmartStop” brand.

At the effective time of the Toronto Merger, each share of common stock, $0.001 par value per share, of SS Toronto issued and outstanding was automatically converted into the right to receive $11.0651 USD in cash and 0.7311 Class A Units of our Operating Partnership. We paid an aggregate of approximately $7.3 million USD in cash consideration and issued an aggregate of approximately 483,197 Class A Units of our Operating Partnership to the common stockholders of SS Toronto, consisting of Strategic 1031 and SS Toronto REIT Advisors, Inc., affiliates of our Sponsor. We acquired the SS Toronto Properties subject to approximately $50.1 million CAD (approximately $38.4 million USD) in outstanding debt (as described further below), approximately $0.8 million in other net liabilities, and paid approximately $33.1 million USD to an affiliate of Extra Space as repayment of outstanding debt and accrued interest owed by SS Toronto. No acquisition fee was paid to our Advisor for the Toronto Merger.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The terms of the Toronto Merger and the execution of the Toronto Merger Agreement were recommended by a special committee (the “Special Committee”) of our board of directors consisting of the Nominating and Corporate Governance Committee, the members of which were all of our independent directors. The Special Committee, with the assistance of its independent financial advisor and independent legal counsel, approved the transaction and determined that the Toronto Merger and the other transactions contemplated by the Toronto Merger Agreement were advisable and in the best interests of us, were fair and reasonable to us and were on terms and conditions not less favorable to us than those available from unaffiliated third parties.

In connection with the Toronto Merger, we entered into guarantees, dated as of February 1, 2017 (the “Guarantees”), under which we agreed to guarantee certain obligations of SS Toronto. The SS Toronto loans consist of (i) term loans totaling approximately $34.8 million CAD pursuant to promissory notes executed by SS Toronto in favor of Bank of Montreal on June 3, 2016, and (ii) mortgage financings in the aggregate amount of up to $17.7 million CAD pursuant to two promissory notes executed by subsidiaries of SS Toronto in favor of DUCA Financial Services Credit Union Ltd. on June 3, 2016. These loans were paid off in full on October 11, 2018 in conjunction with the Canadian CitiBank loan. Please see Note 6 for more information.

Acquisition of Self Storage Platform from SmartStop Asset Management, LLC and Other Transactions

As a result of the Self Administration Transaction, the advisor and property manager entities of SST IV and SSGT II, became our indirect subsidiaries. As a result, we are entitled to receive various fees and expense reimbursements under the terms of the SST IV and SSGT II advisory and property management agreements as described below.

Advisory Agreement Fees

Our indirect subsidiaries, Strategic Storage Advisor IV, LLC, the advisor to SST IV (the “SST IV Advisor”), and SS Growth Advisor II, LLC, the advisor to SSGT II (the “SSGT II Advisor”), are entitled to receive various fees and expense reimbursements under the terms of the SST IV and SSGT II advisory agreements.

SST IV Advisory Agreement

The SST IV Advisor provides acquisition and advisory services to SST IV pursuant to an advisory agreement (the “SST IV Advisory Agreement”). SST IV is required to reimburse SST IV Advisor for organization and offering costs under the SST IV Advisory Agreement; however, the SST IV Advisor funds, and will not be reimbursed for 1.15% of the gross offering proceeds from the sale of class W shares sold in the SST IV offering. Such amounts for the year ended December 31, 2019 totaled approximately $41,000. The SST IV Advisor will be required to reimburse SST IV within 60 days after the end of the month in which the SST IV public offering terminates to the extent SST IV paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the SST IV offering. The SST IV Advisory Agreement also requires the SST IV Advisor to reimburse SST IV to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the SST IV offering.

The SST IV Advisor also receives a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of SST IV’s aggregate asset value, as defined.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

The SST IV Advisor may potentially also be entitled to various subordinated distributions under the SST IV’s operating partnership agreement pursuant to the special limited partnership interest and its cash flow participation distribution rights if SST IV (1) lists its shares of common stock on a national exchange, (2) terminates the SST IV Advisory Agreement, (3) liquidates its portfolio, or (4) enters into an Extraordinary Transaction, as defined in the SST IV operating partnership agreement.

The SST IV Advisory Agreement provides for reimbursement of the SST IV Advisor’s direct and indirect costs of providing administrative and management services to SST IV. The SST IV Advisor will be required to pay or reimburse SST IV the amount by which SST IV’s aggregate annual operating expenses, as defined, exceed the greater of 2% of SST IV’s average invested assets or 25% of SST IV’s net income, as defined, unless a majority of SST IV’s independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

SSGT II Advisory Agreement

The SSGT II Advisor provides acquisition and advisory services to SSGT II pursuant to an advisory agreement (the “SSGT II Advisory Agreement”). In connection with the SSGT II private placement offering, SSGT II is required to reimburse the SSGT II Advisor for organization and offering costs from the SSGT II private offering pursuant to the SSGT II Advisory Agreement.

The SSGT II Advisor will receive a monthly asset management fee equal to 0.1042%, which is one-twelfth of 1.25%, of SSGT II’s aggregate asset value, as defined.

The SSGT II Advisor may also be potentially entitled to various subordinated distributions under SSGT II’s operating partnership agreement pursuant to the special limited partnership interest and its cash flow participation distribution rights. So long as the SSGT II Advisory Agreement has not been terminated (including by means of non-renewal), SSGT II is required to pay the SSGT II Advisor a distribution from its operating partnership (other than net sale proceeds), pursuant to a special limited partnership interest, equal to 10.0% of any amount distributed to stockholders in excess of the amount required to provide stockholders with an annual aggregate distribution equal to 5.0% (reflective of the weighted average purchase price per share), cumulative within the subject calendar year (as adjusted for partial periods outstanding). Such distribution will be reconciled and paid annually. The cash flow participation distribution may be payable in cash or operating partnership units (or any combination thereof), at the election of the SSGT II Advisor.

The SSGT II Advisor may also be potentially entitled to various subordinated distributions under SSGT II’s operating partnership agreement if SSGT II (1) lists its shares of common stock on a national exchange, (2) terminates the SSGT II Advisory Agreement, (3) liquidates its portfolio, or (4) merges with another entity or enters into an Extraordinary Transaction, as defined in the SSGT II operating partnership agreement.

The SSGT II Advisory Agreement provides for reimbursement of the SSGT II Advisor’s direct and indirect costs of providing administrative and management services to SSGT II.

Property Management Agreements

Our indirect subsidiaries, Strategic Storage Property Management IV, LLC and SS Growth Property Management II, LLC (collectively the “Managed REITs Property Managers”), are entitled to receive fees for their services in managing the properties owned by the Managed REITs pursuant to property management agreements entered into between the owner of the property and the applicable Managed REIT’s Property

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Manager. The Managed REIT’s Property Managers will receive a property management fee equal to 6% of the gross revenues from the properties, generally subject to a monthly minimum of $3,000 per property, plus reimbursement of the costs of managing the properties, and a one-time fee of $3,750 for each property acquired that would be managed by the Managed REITs Property Managers. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties. Pursuant to the property management agreements, we through our Operating Partnership employ the on-site staff for the Managed REITs’ properties.

The SST IV property manager will be entitled to a construction management fee equal to 5% of the cost of a related construction or capital improvement work project in excess of $10,000.

Summary of Fees and Revenue Related to the Managed REITs

Pursuant to the terms of the various agreements described above for the Managed REITs, the following summarizes the related party fees for year ended December 31, 2019:

Managed REIT Platform Revenues	Year Ended December 31, 2019
Advisory agreement – SST IV	$1,153,137
Property management agreement – SST IV	602,162
Tenant Program revenue – SST IV	254,148
Advisory agreement – SSGT II	310,786
Property management agreement – SSGT II	91,594
Tenant Program revenue – SSGT II	37,269
Other Managed REIT revenue (1)	619,210

Total	$3,068,306

(1)	Such revenues primarily includes construction management, development, and acquisitions related fees.

Reimbursable costs from affiliates includes reimbursement of both the SST IV and SSGT II Advisors’ direct and indirect costs of providing administrative and management services to the Managed REITs. Additionally, reimbursable costs includes reimbursement pursuant to the property management agreements for reimbursement of the costs of managing the Managed REITs’ properties, including wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties.

As of December 31, 2019 we had receivables due from SST IV and SSGT II totaling approximately $100,000 and $170,000 respectively, which are included in investments in and advances to the Managed REITs line-item in our consolidated balance sheet. Such amounts included unpaid amounts relative to the above table, in addition to other direct routine expenditures of the Managed REITs that we directly funded.

Administrative Services Agreement

In connection with the Self Administration Transaction, on June 28, 2019, we along with our Operating Partnership, the TRS and SSA (collectively, the “Company Parties”) entered into an Administrative Services Agreement with SAM (the “Administrative Services Agreement”), pursuant to which the Company Parties will be reimbursed for providing certain operational and administrative services to SAM which may include, without

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

limitation, accounting and financial support, IT support, HR support, advisory services and operations support, and administrative support as set forth in the Administrative Services Agreement and SAM will be reimbursed for providing certain operational and administrative services to the Company Parties which may include, without limitation, due diligence support, marketing, fulfillment and offering support, events support, insurance support, and administrative and facilities support. For the year ended December 31, 2019, we incurred fees to SAM under the Administrative Services Agreement of approximately $2.1 million, which were recorded in our Managed REIT Platform expenses in our consolidated statement of operations for the year ended December 31, 2019, and recorded reimbursements of approximately $0.2 million, which were included in Managed REIT Platform revenue in our consolidated statement of operations for the year ended December 31, 2019. For the year ended December 31, 2019, we recorded reimbursements from SAM of approximately $0.1 million to the Company Parties as an allocation of rent and overhead for the portion of our Ladera Office occupied by SAM. As of December 31, 2019, approximately $0.3 million was included in due to affiliates on our consolidated balance sheet for amounts we owed SAM.

Note 11. Stock Based Compensation

We issue stock based compensation pursuant to the employee and director long-term incentive plan of SmartStop Self Storage REIT, Inc. (the “Plan”). Pursuant to the Plan, we are able to issue various forms of stock based compensation. Through December 31, 2019 we had only issued restricted stock grants, which are subject to a vesting period over which the restrictions are released and the stock is issued in book entry form to the grantee. During the vesting period, the grantee is not permitted to sell, transfer, pledge, encumber or assign shares of non-vested restricted stock granted under the Plan and the grantee does not have the ability to vote the shares. Any dividends accrued on non-vested shares will be paid, if and when the underlying restricted shares vest. Generally the shares vest over an approximate four-year period which begins on the date of grant.

As of December 31, 2019, 5,630,071 shares were available for issuance under the Plan.

We recorded approximately $405,000 of expense in general and administrative expense in our consolidated statements of operations related to restricted stock granted to employees and directors for the year ended December 31, 2019. As of December 31, 2019, there was approximately $2.2 million of total unrecognized compensation expense related to non-vested restricted stock awards. Such cost is expected to be recognized over a weighted-average period of 3.9 years.

Restricted Stock Grants	Shares	Weighted-Average Grant-Date Fair Value
Non-Vested at December 31, 2018	21,438	$10.38
Granted	251,993	9.48
Vested	(7,625)	10.29

Non-Vested at December 31, 2019	265,806	$9.53

Note 12. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted an amended and restated distribution reinvestment plan that allows both our Class A and Class T stockholders to have distributions otherwise distributable to them invested in additional shares of our Class A and Class T Shares, respectively. The purchase price per share pursuant to our distribution reinvestment

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

plan is equivalent to the estimated value per share approved by our board of directors and in effect on the date of purchase of shares under the plan. In conjunction with the board of directors’ declaration of a new estimated value per share of our common stock on June 26, 2019, beginning in July 2019, shares sold pursuant to our distribution reinvestment plan are sold at the estimated value per share of $10.66 per Class A Share and Class T Share. On November 30, 2016, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $100.9 million in shares under our distribution reinvestment plan (our “DRP Offering”). We may amend or terminate the amended and restated distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. No sales commissions, dealer manager fee, or stockholder servicing fee will be paid on shares sold through the amended and restated distribution reinvestment plan. Through the termination of our Offering on January 9, 2017, we had sold approximately 1.1 million Class A shares and 0.1 million Class T Shares through our original distribution reinvestment plan. As of December 31, 2019, we had sold approximately 4.0 million Class A Shares and approximately 0.6 million Class T Shares through our DRP Offering.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. On August 26, 2019, our board of directors approved the suspension of our share redemption program effective as of September 27, 2019, except with respect to redemption requests made in connection with the death or disability of a stockholder, redemption due to confinement to a long-term care facility, or other exigent circumstances. We may redeem the shares of stock presented for redemption for cash to the extent that such requests comply with the foregoing terms of our share redemption program and we have sufficient funds available to fund such redemption. We are not obligated to redeem shares under the share redemption program.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

The amount that we may pay to redeem stock for redemptions is the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 3	90.0% of Redemption Amount
3 or more but less than 4	95.0% of Redemption Amount
4 or more	100.0% of Redemption Amount

At any time we are engaged in an offering of shares, the Redemption Amount for shares purchased under our share redemption program will always be equal to or lower than the applicable per share offering price. As long as we are engaged in an offering, the Redemption Amount shall be the lesser of the amount the stockholder paid for their shares or the price per share in the current offering. If we are no longer engaged in an offering, our board of directors will announce any redemption price adjustment and the time period of its effectiveness as a part of its regular communications with our stockholders. At any time the redemption price during an offering is determined by any method other than the offering price, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sales, the per share redemption price will be reduced by the net sale proceeds per share distributed to investors prior to the redemption date as a result of the sale of such property in the special distribution. Our board of directors will, in its sole discretion, determine which distributions, if any, constitute a special distribution. While our board of

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

directors does not have specific criteria for determining a special distribution, we expect that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds.

There are several limitations in addition to those noted above on our ability to redeem shares under the share redemption program including, but not limited to:

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan, less any prior redemptions.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the year ended December 31, 2019, we received redemption requests totaling approximately $4.9 million (approximately 0.5 million shares), approximately $4.5 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.4 million included in accounts payable and accrued liabilities as of December 31, 2019 and fulfilled in January 2020. For the year ended December 31, 2018, we received redemption requests totaling approximately $8.3 million (approximately 0.9 million shares), approximately $7.0 million of which were fulfilled during year ended December 31, 2018, with the remaining approximately $1.3 million included in accounts payable and accrued liabilities as of December 31, 2018 and fulfilled in January 2019. For the year ended December 31, 2017 we received redemption requests totaling approximately $2.2 million (approximately 0.2 million shares), approximately $1.5 million of which were fulfilled during year ended December 31, 2017, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2017 and fulfilled in January 2018.

Operating Partnership Redemption Rights

Generally, the limited partners of our Operating Partnership, excluding any limited partners with respect to their A-2 Units, have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year.

Additionally, the Class A-1 Units issued in connection with the Self Administration Transaction are subject to the general restrictions on transfer contained in the Operating Partnership Agreement. In addition, until the Lock-Up Expiration, the Class A-1 Units may not be sold, pledged, or otherwise transferred or encumbered except in certain limited circumstances set forth in the Contribution Agreement. The Class A-1 Units are otherwise entitled to all rights and duties of the Class A limited partnership units in the Operating Partnership, including cash distributions and the allocation of any profits or losses in the Operating Partnership.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities

Note 13. Declaration of Distributions

On December 18, 2019, our board of directors declared a distribution rate for the first quarter of 2020 of $0.001639 per day per share on the outstanding shares of common stock payable to both Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on January 1, 2020 and continuing on each day thereafter through and including March 31, 2020. In connection with this distribution, after the stockholder servicing fee is paid, approximately $0.0014 per day will be paid per Class T share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 14. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the years ended December 31, 2019 and 2018:

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Total revenues	$23,883,325	$25,980,517	$29,588,014	$30,076,693
Total operating expenses	$21,934,203	$25,211,611	$27,773,486	$26,965,933
Operating income	$1,949,122	$768,906	$1,814,528	$7,055,456
Net loss	$(8,948,317)	$(2,283,972)	$(9,541,579)	$(4,321,670)
Net loss attributable to common stockholders	$(8,891,558)	$(2,212,445)	$(8,214,826)	$(5,431,504)
Net loss per Class A Share-basic and diluted	$(0.15)	$(0.04)	$(0.14)	$(0.09)
Net loss per Class T Share-basic and diluted	$(0.15)	$(0.04)	$(0.14)	$(0.09)

	Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Total revenues	$19,866,457	$20,045,516	$20,313,069	$20,187,215
Total operating expenses	$16,010,116	$16,605,713	$15,836,436	$15,808,549
Operating income	$3,856,341	$3,439,803	$4,476,633	$4,378,666
Net loss	$(667,047)	$(1,437,330)	$(457,278)	$(1,159,075)
Net loss attributable to common stockholders	$(661,203)	$(1,427,056)	$(451,424)	$(1,158,694)
Net loss per Class A Share-basic and diluted	$(0.01)	$(0.02)	$(0.01)	$(0.02)
Net loss per Class T Share-basic and diluted	$(0.01)	$(0.02)	$(0.01)	$(0.02)

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017

Note 15. Subsequent Events

Distribution Reinvestment Plan Offering Status

As of March 25, 2020, in connection with our DRP Offering, we had issued approximately 4.3 million Class A Shares of our common stock and approximately 0.7 million Class T Shares of our common stock for gross proceeds of approximately $45.2 million and approximately $6.9 million, respectively.

Novel Coronavirus (COVID-19) Update

In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to many other countries and infections have been reported globally, including in the United States and in the markets in which we operate. Our rental revenue and operating results depend significantly on the demand for self storage space. We have not seen a significant impact on the demand for self storage space resulting from the COVID-19 outbreak as of the date of this report. Concerns relating to COVID-19 could also impact the availability of our personnel to report for work at our facilities, which could adversely affect our ability to adequately manage our facilities. Furthermore, in order to prevent the spread of COVID-19 there have been, and may continue to be, temporary shut downs or restrictions placed on businesses by cities, counties, states, or the federal government. These orders have impacted, and may continue to impact, our facilities and operations. The outbreak and the resulting effects, including weakness in national, regional and local economies that negatively impact the demand for self storage space and the fees we earn from the Managed REITs, could adversely impact our business, financial condition, liquidity and results of operations.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

SCHEDULE III

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2019

			Initial Cost to Company					Gross Carrying Amount at December 31, 2019
Description	ST	Encumbrance	Land	Building and Improvements	Total	Cost Capitalized Subsequent to Acquisition		Land	Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction	Date Acquired
Morrisville	NC	$3,109,374	$531,000	$1,891,000	$2,422,000	$111,669		$531,000	$2,002,669	$2,533,669	$402,431	2004	11/3/2014
Cary	NC	5,289,973	1,064,000	3,301,000	4,365,000	104,393		1,064,000	3,405,393	4,469,393	650,300	1998/2005/2006	11/3/2014
Raleigh	NC	4,482,344	1,186,000	2,540,000	3,726,000	206,819		1,186,000	2,746,819	3,932,819	615,086	1999	11/3/2014
Myrtle Beach I	SC	8,606,670	1,482,000	4,476,000	5,958,000	339,706		1,482,000	4,815,706	6,297,706	947,514	1998/2005-2007	11/3/2014
Myrtle Beach II	SC	6,970,422	1,690,000	3,654,000	5,344,000	216,056		1,690,000	3,870,056	5,560,056	793,377	1999/2006	11/3/2014
Whittier	CA	4,602,761	2,730,000	2,916,875	5,646,875	419,262		2,730,000	3,336,137	6,066,137	692,786	1989	2/19/2015
La Verne	CA	3,167,492	1,950,000	2,036,875	3,986,875	291,367		1,950,000	2,328,242	4,278,242	516,456	1986	1/23/2015
Santa Ana	CA	5,196,666	4,890,000	4,006,875	8,896,875	308,327		4,890,000	4,315,202	9,205,202	931,310	1978	2/5/2015
Upland	CA	3,612,920	2,950,000	3,016,875	5,966,875	400,245		2,950,000	3,417,120	6,367,120	753,589	1979	1/29/2015
La Habra	CA	3,662,412	2,060,000	2,356,875	4,416,875	303,463		2,060,000	2,660,338	4,720,338	518,792	1981	2/5/2015
Monterey Park	CA	2,573,587	2,020,000	2,216,875	4,236,875	210,031		2,020,000	2,426,906	4,446,906	483,171	1987	2/5/2015
Huntington Beach	CA	6,978,379	5,460,000	4,856,875	10,316,875	420,732		5,460,000	5,277,607	10,737,607	1,048,530	1986	2/5/2015
Chico	CA	1,163,063	400,000	1,336,875	1,736,875	227,225		400,000	1,564,100	1,964,100	338,409	1984	1/23/2015
Lancaster	CA	1,682,730	200,000	1,516,875	1,716,875	326,487		200,000	1,843,362	2,043,362	429,551	1980	1/29/2015
Riverside	CA	2,326,127	370,000	2,326,875	2,696,875	443,806		370,000	2,770,681	3,140,681	559,516	1985	1/23/2015
Fairfield	CA	2,746,809	730,000	2,946,875	3,676,875	99,100		730,000	3,045,975	3,775,975	616,798	1984	1/23/2015
Lompoc	CA	2,821,047	1,000,000	2,746,875	3,746,875	150,688		1,000,000	2,897,563	3,897,563	576,227	1982	2/5/2015
Santa Rosa	CA	7,324,823	3,150,000	6,716,875	9,866,875	369,705		3,150,000	7,086,580	10,236,580	1,393,470	1979-1981	1/29/2015
Vallejo	CA	8,237,821	990,000	3,946,875	4,936,875	173,697		990,000	4,120,572	5,110,572	824,942	1981	1/29/2015
Federal Heights	CO	2,375,619	1,100,000	3,346,875	4,446,875	344,130		1,100,000	3,691,005	4,791,005	833,053	1983	1/29/2015
Aurora	CO	4,800,729	810,000	5,906,875	6,716,875	500,621		810,000	6,407,496	7,217,496	1,256,353	1984	2/5/2015
Littleton	CO	2,177,650	1,680,000	2,456,875	4,136,875	281,681		1,680,000	2,738,556	4,418,556	569,293	1985	1/23/2015
Bloomingdale	IL	2,375,619	810,000	3,856,874	4,666,874	292,022		810,000	4,148,896	4,958,896	808,741	1987	2/19/2015
Crestwood	IL	1,633,238	250,000	2,096,875	2,346,875	289,225		250,000	2,386,100	2,636,100	500,125	1987	1/23/2015
Forestville	MD	3,464,444	1,940,000	4,346,875	6,286,875	916,799		1,940,000	5,263,674	7,203,674	1,170,978	1988	1/23/2015
Warren I	MI	1,954,936	230,000	2,966,875	3,196,875	414,426		230,000	3,381,301	3,611,301	661,863	1996	5/8/2015
Sterling Heights	MI	2,301,381	250,000	3,286,875	3,536,875	687,046		250,000	3,973,921	4,223,921	738,112	1977	5/21/2015
Troy	MI	3,414,952	240,000	4,176,875	4,416,875	223,434		240,000	4,400,309	4,640,309	838,838	1988	5/8/2015
Warren II	MI	2,251,889	240,000	3,066,875	3,306,875	647,801		240,000	3,714,676	3,954,676	751,865	1987	5/8/2015
Beverly	NJ	1,385,778	400,000	1,696,875	2,096,875	280,370		400,000	1,977,245	2,377,245	345,453	1988	5/28/2015
Everett	WA	2,722,063	2,010,000	2,956,875	4,966,875	592,662		2,010,000	3,549,537	5,559,537	682,138	1986	2/5/2015
Foley	AL	4,132,587	1,839,000	5,717,000	7,556,000	597,640		1,839,000	6,314,640	8,153,640	1,133,176	1985/1996/2006	9/11/2015
Tampa	FL	1,633,238	718,244	2,257,471	2,975,715	544,520		718,244	2,801,991	3,520,235	465,819	1985	11/3/2015
Boynton Beach	FL	8,166,188	1,983,491	15,232,817	17,216,308	401,381		1,983,491	15,634,198	17,617,689	1,903,280	2004	1/7/2016
Lancaster II	CA	2,350,873	670,392	3,711,424	4,381,816	234,616		670,392	3,946,040	4,616,432	619,503	1991	1/11/2016
Milton(2)	ONT	5,941,133	1,452,870	7,929,810	9,382,680	935,627	(3)	1,551,187	8,767,120	10,318,307	1,024,658	2006	2/11/2016
Burlington I(2)	ONT	9,471,372	3,293,267	10,278,861	13,572,128	1,161,001	(3)	3,516,127	11,217,002	14,733,129	1,343,310	2011	2/11/2016
Oakville I(2)	ONT	6,543,857	2,655,215	13,072,458	15,727,673	2,989,499	(3)	2,834,896	15,882,276	18,717,172	1,933,514	2016	2/11/2016
Oakville II(2)	ONT	7,663,201	2,983,307	9,346,283	12,329,590	707,360	(3)	3,097,623	9,939,327	13,036,950	1,218,853	2004	2/29/2016
Burlington II(2)	ONT	4,735,686	2,944,035	5,125,839	8,069,874	507,540	(3)	3,056,847	5,520,567	8,577,414	663,864	2008	2/29/2016
Xenia	OH	2,705,559	275,493	2,664,693	2,940,186	26,364		275,493	2,691,057	2,966,550	400,301	2003	4/20/2016
Sidney	OH	1,817,166	255,246	1,806,349	2,061,595	106,739		255,246	1,913,088	2,168,334	415,302	2003	4/20/2016

Troy	OH	2,988,229	150,666	2,596,010	2,746,676	56,417		150,666	2,652,427	2,803,093	447,468	2003	4/20/2016
Greenville	OH	1,897,929	82,598	1,909,466	1,992,064	48,898		82,598	1,958,364	2,040,962	286,401	2003	4/20/2016
Washington Court House	OH	2,947,848	255,456	1,882,203	2,137,659	28,346		255,456	1,910,549	2,166,005	290,615	2003	4/20/2016
Richmond	IN	2,988,229	223,159	2,944,379	3,167,538	23,738		223,159	2,968,117	3,191,276	462,658	2003	4/20/2016
Connersville	IN	1,857,548	155,533	1,652,290	1,807,823	24,961		155,533	1,677,251	1,832,784	263,158	2003	4/20/2016
Port St. Lucie I	FL	7,430,191	2,589,781	6,339,578	8,929,359	135,087		2,589,781	6,474,665	9,064,446	845,185	1999	4/29/2016
Sacramento	CA	8,157,058	1,205,209	6,616,767	7,821,976	158,568		1,205,209	6,775,335	7,980,544	800,959	2006	5/9/2016
Oakland	CA	13,325,887	5,711,189	6,902,446	12,613,635	82,123		5,711,189	6,984,569	12,695,758	834,038	1979	5/18/2016
Concord	CA	32,628,233	19,090,003	17,202,868	36,292,871	144,116		19,090,003	17,346,984	36,436,987	2,138,426	1988/1998	5/18/2016
Pompano Beach	FL	8,590,310	3,947,715	16,656,002	20,603,717	154,178		3,947,715	16,810,180	20,757,895	1,797,481	1979	6/1/2016
Lake Worth	FL	10,308,370	12,108,208	10,804,173	22,912,381	149,355		12,108,208	10,953,528	23,061,736	1,626,503	1998/2003	6/1/2016
Jupiter	FL	11,568,280	16,029,881	10,556,833	26,586,714	215,037		16,029,881	10,771,870	26,801,751	1,330,037	1992/2012	6/1/2016
Royal Palm Beach	FL	9,678,415	11,425,394	13,275,322	24,700,716	73,709		11,425,394	13,349,031	24,774,425	1,871,748	2001/2003	6/1/2016
Port St. Lucie II	FL	7,264,947	5,130,621	8,410,474	13,541,095	151,777		5,130,621	8,562,251	13,692,872	1,136,769	2002	6/1/2016
Wellington	FL	14,456,568	10,233,511	11,662,801	21,896,312	65,191		10,233,511	11,727,992	21,961,503	1,359,869	2005	6/1/2016
Doral	FL	14,133,517	11,335,658	11,485,045	22,820,703	207,247		11,335,658	11,692,292	23,027,950	1,371,867	1998	6/1/2016
Plantation	FL	15,969,792	12,989,079	19,224,919	32,213,998	111,811		12,989,079	19,336,730	32,325,809	2,245,241	2002/2012	6/1/2016
Naples	FL	14,214,280	11,789,085	12,771,305	24,560,390	167,417		11,789,085	12,938,722	24,727,807	1,476,192	2002	6/1/2016
Delray	FL	11,854,625	17,096,692	12,983,627	30,080,319	173,022		17,096,692	13,156,649	30,253,341	1,541,643	2003	6/1/2016
Baltimore	MD	16,293,926	3,897,872	22,427,843	26,325,715	276,571		3,897,872	22,704,414	26,602,286	2,739,385	1990/2014	6/1/2016
Sonoma	CA	6,283,197	3,468,153	3,679,939	7,148,092	51,077		3,468,153	3,731,016	7,199,169	472,501	1984	6/14/2016
Las Vegas I	NV	10,210,195	2,391,220	11,117,892	13,509,112	144,928		2,391,220	11,262,820	13,654,040	1,179,359	2002	7/28/2016
Las Vegas II	NV	10,471,995	3,840,088	9,916,937	13,757,025	111,618		3,840,088	10,028,555	13,868,643	1,108,709	2000	9/23/2016
Las Vegas III	NV	6,544,997	2,565,579	6,338,944	8,904,523	169,906		2,565,579	6,508,850	9,074,429	737,188	1989	9/27/2016
Asheville I	NC	7,113,097	3,619,676	11,173,603	14,793,279	288,193		3,619,676	11,461,796	15,081,472	1,212,018	1988/2005/2015	12/30/2016
Asheville II	NC	3,236,212	1,764,969	3,107,311	4,872,280	78,177		1,764,969	3,185,488	4,950,457	366,004	1984	12/30/2016
Hendersonville I	NC	2,234,137	1,081,547	3,441,204	4,522,751	105,475		1,081,547	3,546,679	4,628,226	378,487	1982	12/30/2016
Asheville III	NC	4,657,189	5,096,833	4,620,013	9,716,846	159,066		5,096,833	4,779,079	9,875,912	558,244	1991/2002	12/30/2016
Arden	NC	6,529,921	1,790,118	10,265,741	12,055,859	199,741		1,790,118	10,465,482	12,255,600	994,253	1973	12/30/2016
Asheville IV	NC	4,394,350	4,558,139	4,455,118	9,013,257	86,312		4,558,139	4,541,430	9,099,569	544,682	1985/1986/2005	12/30/2016
Asheville V	NC	5,051,449	2,414,680	7,826,417	10,241,097	124,678		2,414,680	7,951,095	10,365,775	854,206	1978/2009/2014	12/30/2016
Asheville VI	NC	3,474,411	1,306,240	5,121,332	6,427,572	105,933		1,306,240	5,227,265	6,533,505	513,159	2004	12/30/2016
Asheville VIII	NC	4,517,556	1,764,965	6,162,855	7,927,820	143,977		1,764,965	6,306,832	8,071,797	693,448	1968/2002	12/30/2016
Hendersonville II	NC	4,254,715	2,597,584	5,037,350	7,634,934	160,072		2,597,584	5,197,422	7,795,006	657,926	1989/2003	12/30/2016
Asheville VII	NC	1,585,252	782,457	2,139,791	2,922,248	58,418		782,457	2,198,209	2,980,666	253,424	1999	12/30/2016
Sweeten Creek Land	NC	—	348,480	—	348,480	—		348,480	—	348,480	—	N/A	12/30/2016
Highland Center Land	NC	—	50,000	—	50,000	—		50,000	—	50,000	—	N/A	12/30/2016
Aurora II	CO	8,560,873	1,584,664	8,196,091	9,780,755	96,060		1,584,664	8,292,151	9,876,815	962,350	2012	1/11/2017
Dufferin(2)	ONT	18,426,124	6,258,511	16,287,332	22,545,843	219,635	(3)	6,283,048	16,482,430	22,765,478	1,539,550	2015	2/1/2017
Mavis(2)	ONT	12,743,301	4,657,233	14,493,508	19,150,741	155,843	(3)	4,675,492	14,631,092	19,306,584	1,348,393	2013	2/1/2017
Brewster(2)	ONT	9,385,269	4,136,329	9,527,410	13,663,739	107,094	(3)	4,152,546	9,618,287	13,770,833	897,554	2013	2/1/2017
Granite(2)	ONT	6,199,444	3,126,446	8,701,429	11,827,875	109,913	(3)	3,138,703	8,799,085	11,937,788	782,623	1998/2016	2/1/2017
Centennial(2)	ONT	4,391,273	1,714,644	11,428,538	13,143,182	170,347	(3)	1,721,366	11,592,163	13,313,529	1,013,267	2016/2017	2/1/2017

			Initial Cost to Company					Gross Carrying Amount at December 31, 2019
Description	ST	Encumbrance	Land	Building and Improvements	Total	Cost Capitalized Subsequent to Acquisition		Land	Building and Improvements	Total(1)	Accumulated Depreciation	Date of Construction	Date Acquired
Ft. Pierce	FL	6,479,547	1,152,931	12,398,306	13,551,237	22,461		1,152,931	12,420,767	13,573,698	358,952	2008	1/24/2019
Russell Blvd, Las Vegas II	NV	13,002,835	3,433,634	15,449,497	18,883,131	6,640		3,433,634	15,456,137	18,889,771	562,583	1996	1/24/2019
Jones Blvd, Las Vegas I	NV	10,902,999	1,975,283	12,565,410	14,540,693	35,094		1,975,283	12,600,504	14,575,787	362,807	1999	1/24/2019
Airport Rd, Colorado Springs	CO	3,664,395	870,373	7,877,813	8,748,186	97,297		870,373	7,975,110	8,845,483	242,859	1983	1/24/2019
Riverside	CA	6,461,036	1,259,685	6,995,794	8,255,479	102,225		1,259,685	7,098,019	8,357,704	223,795	1980	1/24/2019
Stockton	CA	5,653,407	783,938	7,706,492	8,490,430	1,232		783,938	7,707,724	8,491,662	243,952	1984	1/24/2019
Azusa	CA	9,530,028	4,384,861	9,153,677	13,538,538	135,589		4,384,861	9,289,266	13,674,127	276,663	1986	1/24/2019
Romeoville	IL	3,836,240	964,701	5,755,146	6,719,847	48,208		964,701	5,803,354	6,768,055	189,896	1986	1/24/2019
Elgin	IL	2,665,177	1,162,197	2,895,052	4,057,249	41,578		1,162,197	2,936,630	4,098,827	121,271	1986	1/24/2019
San Antonio I	TX	9,126,214	1,602,740	9,196,093	10,798,833	88,535		1,602,740	9,284,628	10,887,368	279,444	1998	1/24/2019
Kingwood	TX	6,299,510	1,016,291	9,358,519	10,374,810	64,973		1,016,291	9,423,492	10,439,783	302,752	2001	1/24/2019
Aurora	CO	3,942,344	1,678,141	5,958,219	7,636,360	12,582		1,678,141	5,970,801	7,648,942	243,322	2015	1/24/2019
San Antonio II	TX	—	3,109,187	8,579,806	11,688,993	—		—	—	—	—	2004	1/24/2019
Stoney Creek I	TOR	5,591,950	2,363,127	8,154,202	10,517,329	321,104	(3)	2,423,704	8,414,729	10,838,433	261,845	N/A	1/24/2019
Torbarrie	TOR	5,936,996	2,714,051	—	2,714,051	—	(3)	2,783,623	—	2,783,623	—	1980	1/24/2019
Baseline	AZ	5,882,318	1,307,289	11,385,380	12,692,669	—		1,307,289	11,385,380	12,692,669	362,892	2016	1/24/2019
3173 Sweeten Creek Rd, Asheville	NC	3,636,033	1,036,164	8,764,558	9,800,722	1,048,068		1,036,164	9,812,626	10,848,790	276,861	1982	1/24/2019
Elk Grove	IL	3,670,067	2,384,166	6,000,071	8,384,237	26,971		2,384,166	6,027,042	8,411,208	189,136	2016	1/24/2019
Garden Grove	CA	10,885,408	8,076,202	13,152,494	21,228,696	68,311		8,076,202	13,220,805	21,297,007	405,382	2017	1/24/2019
Deaverview Rd, Asheville	NC	2,830,546	1,449,001	4,412,039	5,861,040	121,594		1,449,001	4,533,633	5,982,634	149,150	1992	1/24/2019
Highland Center Blvd, Asheville	NC	3,267,324	1,763,875	4,823,116	6,586,991	16,000		1,763,875	4,839,116	6,602,991	156,742	1994	1/24/2019
Sarasota	FL	3,687,085	1,084,165	7,359,913	8,444,078	4,123		1,084,165	7,364,036	8,448,201	214,523	2017	1/24/2019
Mount Pleasant	SC	3,528,256	1,054,553	5,678,794	6,733,347	9,916		1,054,553	5,688,710	6,743,263	167,246	2016	1/24/2019
Nantucket	MA	25,198,238	5,854,837	33,210,517	39,065,354	49,887		5,854,837	33,260,404	39,115,241	945,522	2002	1/24/2019
Pembroke Pines	FL	8,559,709	3,146,970	14,296,167	17,443,137	6,192		3,146,970	14,302,359	17,449,329	431,009	2018	1/24/2019
Riverview	FL	4,674,089	1,593,082	7,102,271	8,695,353	9,552		1,593,082	7,111,823	8,704,905	228,810	2018	1/24/2019
Eastlake	CA	10,193,371	2,120,104	15,417,746	17,537,850	5,411		2,120,104	15,423,157	17,543,261	430,220	2018	1/24/2019
McKinney	TX	5,990,094	2,177,186	9,320,876	11,498,062	4,202		2,177,186	9,325,078	11,502,264	274,864	2016	1/24/2019
Hualapai Way, Las Vegas	NV	5,428,523	742,839	9,018,717	9,761,556	3,775		742,839	9,022,492	9,765,331	264,977	2018	1/24/2019
Gilbert	AZ	5,672,438	1,379,687	9,021,255	10,400,942	138,470		1,037,750	9,501,662	10,539,412	145,982	2019	7/11/2019
Corporate Office	CA	4,179,994	975,000	5,525,000	6,500,000	—		975,000	5,525,000	6,500,000	75,399	2018	1/24/2019

		$719,769,888	$334,865,685	$823,989,800	$1,158,855,485	$26,589,304		$332,350,688	$841,474,680	$1,173,825,368	$83,692,491

(1)	The aggregate cost of real estate for United States federal income tax purposes is approximately $1,220,069,468.
(2)	This property is located in Ontario, Canada.
(3)	The change in cost at these self storage facilities are the net of the impact of foreign exchange rate changes and any actual additions.

Activity in real estate facilities during 2019 was as follows:

2019
Real estate facilities
Balance at beginning of year	$820,296,026
Facility acquisitions	351,070,238
Impact of foreign exchange rate changes	6,582,603
Improvements and additions	7,565,494
Asset disposals	(11,688,993)

Balance at end of year	$1,173,825,368

Accumulated depreciation
Balance at beginning of year	$(54,264,685)
Asset disposals	202,416
Depreciation expense	(29,188,668)
Impact of foreign exchange rate changes	(441,554)

Balance at end of year	$(83,692,491)

Construction in process
Balance at beginning of year	$130,383
Net additions and assets placed into service	12,107,339

Balance at end of year	$12,237,722

Real estate facilities, net	$1,102,370,599

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2020 (Unaudited)	December 31, 2019
ASSETS
Real estate facilities:
Land	$332,142,096	$332,350,688
Buildings	795,686,781	780,969,455
Site improvements	63,208,443	60,505,225

	1,191,037,320	1,173,825,368
Accumulated depreciation	(106,556,223)	(83,692,491)

	1,084,481,097	1,090,132,877
Construction in process	1,591,793	12,237,722

Real estate facilities, net	1,086,072,890	1,102,370,599
Cash and cash equivalents	36,747,083	62,279,757
Restricted cash	9,787,127	6,291,366
Investments in and advances to Managed REITs	8,178,896	6,072,399
Other assets, net	5,870,035	6,318,037
Intangible assets, net	13,237,876	30,040,426
Trademarks	16,229,412	19,688,167
Goodwill	53,643,331	78,372,980

Total assets	$1,229,766,650	$1,311,433,731

LIABILITIES AND EQUITY
Debt, net	$712,789,410	$712,733,002
Accounts payable and accrued liabilities	23,656,005	18,576,230
Due to affiliates	818,665	1,624,474
Distributions payable	6,017,893	5,159,105
Contingent earnout	26,000,000	31,100,000
Deferred tax liabilities	3,310,241	6,609,571

Total liabilities	772,592,214	775,802,382

Commitments and contingencies (Note 13)
Redeemable common stock	54,116,173	43,391,362
Preferred Stock, $0.001 par value; 200,000,000 shares authorized:
Series A Convertible Preferred Stock, $0.001 par value; 200,000 shares authorized; 150,000 shares issued and outstanding at September 30, 2020 and December 31, 2019, with aggregate liquidation preferences of $152,472,054, and $151,665,753 at September 30, 2020 and December 31, 2019, respectively	146,379,708	146,426,164
Equity:
SmartStop Self Storage REIT, Inc. equity:
Class A common stock, $0.001 par value; 350,000,000 shares authorized; 52,453,575 and 51,435,124 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	52,454	51,435
Class T common stock, $0.001 par value; 350,000,000 shares authorized; 7,852,830 and 7,699,893 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	7,853	7,700
Additional paid-in capital	492,156,465	491,433,240
Distributions	(155,013,319)	(128,642,787)
Accumulated deficit	(136,914,972)	(87,090,486)
Accumulated other comprehensive loss	(4,902,696)	(1,955,335)

Total SmartStop Self Storage REIT, Inc. equity	195,385,785	273,803,767

Noncontrolling interests in our Operating Partnership	61,270,970	71,988,256
Other noncontrolling interests	21,800	21,800

Total noncontrolling interests	61,292,770	72,010,056

Total equity	256,678,555	345,813,823

Total liabilities and equity	$1,229,766,650	$1,311,433,731

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues:
Self storage rental revenue	$26,706,201	$25,669,615	$77,221,013	$74,056,235
Ancillary operating revenue	1,431,952	1,188,934	3,768,213	2,589,985
Managed REIT Platform revenue	2,051,021	1,192,665	5,687,701	1,221,727
Reimbursable costs from Managed REITs	1,173,948	1,536,800	4,453,863	1,583,909

Total revenues	31,363,122	29,588,014	91,130,790	79,451,856

Operating expenses:
Property operating expenses	9,816,774	9,655,599	28,686,843	26,630,201
Property operating expenses – affiliates	—	—	—	6,605,670
Managed REIT Platform expenses	329,280	1,248,665	2,512,103	1,259,234
Reimbursable costs from Managed REITs	1,173,948	1,536,800	4,453,863	1,583,909
General and administrative	4,012,072	3,519,557	11,829,732	7,000,627
Depreciation	8,003,587	7,639,190	23,562,701	21,928,108
Intangible amortization expense	1,587,899	3,741,046	8,475,682	7,822,354
Self administration transaction expenses	—	107,100	—	1,595,371
Acquisition expenses – affiliates	—	—	—	84,061
Other acquisition expenses	468,577	25,529	593,903	109,765
Contingent earnout adjustment	1,600,000	300,000	(5,100,000)	300,000
Impairment of goodwill and intangible assets	—	—	36,465,732	—
Impairment of investments in Managed REITs	—	—	4,376,879	—

Total operating expenses	26,992,137	27,773,486	115,857,438	74,919,300

Operating income (loss)	4,370,985	1,814,528	(24,726,648)	4,532,556
Other income (expense):
Interest expense	(8,093,476)	(10,260,936)	(24,717,208)	(28,584,740)
Interest expense – accretion of fair market value of secured debt	32,788	33,191	98,337	98,850
Interest expense – debt issuance costs	(952,479)	(1,082,543)	(2,832,240)	(2,997,801)
Net loss on extinguishment of debt	—	—	—	(1,487,867)
Gain resulting from acquisition of unconsolidated affiliates	—	—	—	8,017,353
Other	185,685	(45,819)	2,914,840	(352,219)

Net loss	(4,456,497)	(9,541,579)	(49,262,919)	(20,773,868)
Net loss attributable to the noncontrolling interests in our Operating Partnership	585,360	1,326,753	6,550,455	1,455,039
Less: Distributions to preferred stockholders	(2,387,977)	—	(7,112,022)	—

Net loss attributable to SmartStop Self Storage REIT, Inc. common stockholders	$(6,259,114)	$(8,214,826)	$(49,824,486)	$(19,318,829)

Net loss per Class A share – basic and diluted	$(0.10)	$(0.14)	$(0.84)	$(0.33)
Net loss per Class T share – basic and diluted	$(0.10)	$(0.14)	$(0.84)	$(0.33)

Weighted average Class A shares outstanding – basic and diluted	52,019,749	50,789,174	51,654,459	50,650,524
Weighted average Class T shares outstanding – basic and diluted	7,827,572	7,626,158	7,776,909	7,584,645

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net loss	$(4,456,497)	$(9,541,579)	$(49,262,919)	$(20,773,868)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,069,449	(651,011)	(1,538,451)	1,408,709
Foreign currency hedge contract gains (losses)	(988,609)	(84,696)	1,645,735	(1,970,862)
Interest rate swap and cap contract gains (losses)	1,293,513	(823,250)	(3,509,682)	(4,000,275)

Other comprehensive gain (loss)	1,374,353	(1,558,957)	(3,402,398)	(4,562,428)

Comprehensive loss	(3,082,144)	(11,100,536)	(52,665,317)	(25,336,296)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	404,742	1,543,525	7,005,492	1,774,600

Comprehensive loss attributable to SmartStop Self Storage REIT, Inc. stockholders	$(2,677,402)	$(9,557,011)	$(45,659,825)	$(23,561,696)

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of December 31, 2018	50,437,059	$50,437	7,533,790	$7,534	$500,474,807	$(94,248,326)	$(62,340,153)	$1,390,354	$345,334,653	$(77,756)	$345,256,897	$—	$32,226,815
Offering costs	—	—	—	—	(2,418)	—	—	—	(2,418)	—	(2,418)	—	—
Issuance of limited partnership units in our Operating Partnership in connection with the SSGT Mergers	—	—	—	—	—	—	—	—	—	4,217,399	4,217,399	—	—
Changes to redeemable common stock	—	—	—	—	(3,963,393)	—	—	—	(3,963,393)	—	(3,963,393)	—	3,963,393
Redemptions of common stock	(120,000)	(120)	(21,291)	(21)	—	—	—	—	(141)	—	(141)	—	(2,044,001)
Distributions	—	—	—	—	—	(8,411,426)	—	—	(8,411,426)	—	(8,411,426)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(46,584)	(46,584)	—	—
Issuance of shares for distribution reinvestment plan	322,580	323	49,604	50	3,963,393	—	—	—	3,963,766	—	3,963,766	—	—
Equity based compensation expense	—	—	—	—	21,957	—	—	—	21,957	—	21,957	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc. stockholders	—	—	—	—	—	—	(8,891,558)	—	(8,891,558)	—	(8,891,558)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(56,759)	(56,759)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	867,261	867,261	—	867,261	—	—
Foreign currency hedge contract loss	—	—	—	—	—	—	—	(846,581)	(846,581)	—	(846,581)	—	—
Interest rate swap and cap contract loss	—	—	—	—	—	—	—	(1,315,092)	(1,315,092)	—	(1,315,092)	—	—

Balance as of March 31, 2019	50,639,639	$50,640	7,562,103	$7,563	$500,494,346	$(102,659,752)	$(71,231,711)	$95,942	$326,757,028	$4,036,300	$330,793,328	$—	$34,146,207

See notes to consolidated financial statements.

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of March 31, 2019	50,639,639	$50,640	7,562,103	$7,563	$500,494,346	$(102,659,752)	$(71,231,711)	$95,942	$326,757,028	$4,036,300	$330,793,328	$—	$34,146,207
Offering costs	—	—	—	—	(1,559)	—	—	—	(1,559)	—	(1,559)	—	—
Issuance of limited partnership units in our Operating Partnership in connection with the Self Administration Transaction	—	—	—	—	—	—	—	—	—	63,643,000	63,643,000	—	—
Issuance of limited partnership units in our Operating Partnership in exchange for special limited partnership interest	—	—	—	—	9,687,035	—	—	—	9,687,035	9,112,965	18,800,000	—	—
Contribution of special limited partnership interest in exchange for limited partnership interests in our Operating Partnership	—	—	—	—	(18,800,000)	—	—	—	(18,800,000)	—	(18,800,000)	—	—
Noncontrolling interests related to the consolidated Tenant Programs joint ventures	—	—	—	—	—	—	—	—	—	21,800	21,800	—	—
Redemption of limited partnership interests held by our Former Advisor	—	—	—	—	(291,103)	—	—	—	(291,103)	91,103	(200,000)	—	—
Changes to redeemable common stock	—	—	—	—	(4,049,066)	—	—	—	(4,049,066)	—	(4,049,066)	—	4,049,066
Redemptions of common stock	(199,883)	(200)	(10,242)	(11)	—	—	—	—	(211)	—	(211)	—	(2,052,078)
Issuance of restricted stock	232,176	232	—	—	—	—	—	—	232	—	232	—	—
Distributions	—	—	—	—	—	(8,533,201)	—	—	(8,533,201)	—	(8,533,201)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(105,140)	(105,140)	—	—
Issuance of shares for distribution reinvestment plan	328,392	328	50,757	50	4,049,066	—	—	—	4,049,444	—	4,049,444	—	—
Equity based compensation expense	—	—	—	—	25,136	—	—	—	25,136	—	25,136	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc. stockholders	—	—	—	—	—	—	(2,212,445)	—	(2,212,445)	—	(2,212,445)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(71,527)	(71,527)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,192,459	1,192,459	—	1,192,459	—	—
Foreign currency hedge contract loss	—	—	—	—	—	—	—	(1,039,585)	(1,039,585)	—	(1,039,585)	—	—
Interest rate swap and cap contract loss	—	—	—	—	—	—	—	(1,861,933)	(1,861,933)	—	(1,861,933)	—	—

Balance as of June 30, 2019	51,000,324	$51,000	7,602,618	$7,602	$491,113,855	$(111,192,953)	$(73,444,156)	$(1,613,117)	$304,922,231	$76,728,501	$381,650,732	$—	$36,143,195

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of June 30, 2019	51,000,324	$51,000	7,602,618	$7,602	$491,113,855	$(111,192,953)	$(73,444,156)	$(1,613,117)	$304,922,231	$76,728,501	$381,650,732	$—	$36,143,195
Offering costs	—	—	—	—	(2,276)	—	—	—	(2,276)	—	(2,276)	—	—
Changes to redeemable common stock	—	—	—	—	(4,046,001)	—	—	—	(4,046,001)	—	(4,046,001)	—	4,046,001
Redemptions of common stock	(197,470)	(197)	(3,546)	(3)	—	—	—	—	(200)	—	(200)	—	(349,700)
Issuance of restricted stock	16,886	17	—	—	—	—	—	—	17	—	17	—	—
Distributions	—	—	—	—	—	(8,711,332)	—	—	(8,711,332)	—	(8,711,332)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(1,375,462)	(1,375,462)	—	—
Issuance of shares for distribution reinvestment plan	328,801	329	50,784	51	4,046,001	—	—	—	4,046,381	—	4,046,381	—	—
Equity based compensation expense	—	—	—	—	160,858	—	—	—	160,858	—	160,858	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc. stockholders	—	—	—	—	—	—	(8,214,826)	—	(8,214,826)	—	(8,214,826)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(1,326,753)	(1,326,753)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(651,011)	(651,011)	—	(651,011)	—	—
Foreign currency hedge contract loss	—	—	—	—	—	—	—	(84,696)	(84,696)	—	(84,696)	—	—
Interest rate swap and cap contract loss	—	—	—	—	—	—	—	(823,250)	(823,250)	—	(823,250)	—	—

Balance as of September 30, 2019	51,148,541	$51,149	7,649,856	$7,650	$491,272,437	$(119,904,285)	$(81,658,982)	$(3,172,074)	$286,595,895	$74,026,286	$360,622,181	$—	$39,839,496

See notes to consolidated financial statements.

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of December 31, 2019	51,435,124	$51,435	7,699,893	$7,700	$491,433,240	$(128,642,787)	$(87,090,486)	$(1,955,335)	$273,803,767	$72,010,056	$345,813,823	$146,426,164	$43,391,362
Offering costs	—	—	—	—	(28,822)	—	—	—	(28,822)	—	(28,822)	—	—
Preferred equity issuance costs	—	—	—	—	—	—	—	—	—	—	—	(46,456)	—
Changes to redeemable common stock	—	—	—	—	(3,979,539)	—	—	—	(3,979,539)	—	(3,979,539)	—	3,979,539
Redemptions of common stock	(42,040)	(42)	—	—	—	—	—	—	(42)	—	(42)	—	—
Issuance of restricted stock	47,842	48	—	—	—	—	—	—	48	—	48	—	—
Distributions	—	—	—	—	—	(8,668,726)	—	—	(8,668,726)	—	(8,668,726)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(1,356,799)	(1,356,799)	—	—
Issuance of shares for distribution reinvestment plan	322,411	322	50,046	50	3,979,167	—	—	—	3,979,539	—	3,979,539	—	—
Equity based compensation expense	—	—	—	—	219,603	—	—	—	219,603	—	219,603	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc. stockholders	—	—	—	—	—	—	(35,073,951)	—	(35,073,951)	—	(35,073,951)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(5,031,652)	(5,031,652)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,959,904)	(3,959,904)	(607,216)	(4,567,120)	—	—
Foreign currency hedge contract gain	—	—	—	—	—	—	—	3,959,594	3,959,594	607,201	4,566,795	—	—
Interest rate swap and cap contract loss	—	—	—	—	—	—	—	(4,747,520)	(4,747,520)	(728,029)	(5,475,549)	—	—

Balance as of March 31, 2020	51,763,337	$51,763	7,749,939	$7,750	$491,623,649	$(137,311,513)	$(122,164,437)	$(6,703,165)	$225,504,047	$64,893,561	$290,397,608	$146,379,708	$47,370,901

See notes to consolidated financial statements.

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of March 31, 2020	51,763,337	$51,763	7,749,939	$7,750	$491,623,649	$(137,311,513)	$(122,164,437)	$(6,703,165)	$225,504,047	$64,893,561	$290,397,608	$146,379,708	$47,370,901
Offering costs	—	—	—	—	(22)	—	—	—	(22)	—	(22)	—	—
Changes to redeemable common stock	—	—	—	—	(4,011,353)	—	—	—	(4,011,353)	—	(4,011,353)	—	4,011,353
Redemptions of common stock	(750)	(1)	—	—	—	—	—	—	(1)	—	(1)	—	(7,500)
Issuance of restricted stock	23,725	24	—	—	—	—	—	—	24	—	24	—	—
Distributions	—	—	—	—	—	(8,782,766)	—	—	(8,782,766)	—	(8,782,766)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(1,356,800)	(1,356,800)	—	—
Issuance of shares for distribution reinvestment plan	332,570	333	51,277	51	4,010,969	—	—	—	4,011,353	—	4,011,353	—	—
Equity based compensation expense	—	—	—	—	247,323	—	—	—	247,323	176,060	423,383	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc. stockholders	—	—	—	—	—	—	(8,491,421)	—	(8,491,421)	—	(8,491,421)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(933,443)	(933,443)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,700,259	1,700,259	258,961	1,959,220	—	—
Foreign currency hedge contract loss	—	—	—	—	—	—	—	(1,677,000)	(1,677,000)	(255,451)	(1,932,451)	—	—
Interest rate swap and cap contract gain	—	—	—	—	—	—	—	583,475	583,475	88,879	672,354	—	—

Balance as of June 30, 2020	52,118,882	$52,119	7,801,216	$7,801	$491,870,566	$(146,094,279)	$(130,655,858)	$(6,096,431)	$209,083,918	$62,871,767	$271,955,685	$146,379,708	$51,374,754

See notes to consolidated financial statements.

	Common Stock
	Class A		Class T
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total SmartStop Self Storage REIT, Inc. Equity	Noncontrolling Interests	Total Equity	Preferred Equity	Redeemable Common Stock
Balance as of June 30, 2020	52,118,882	$52,119	7,801,216	$7,801	$491,870,566	$(146,094,279)	$(130,655,858)	$(6,096,431)	$209,083,918	$62,871,767	$271,955,685	$146,379,708	$51,374,754
Offering costs	—	—	—	—	(4,966)	—	—	—	(4,966)	—	(4,966)	—	—
Changes to redeemable common stock	—	—	—	—	(4,011,063)	—	—	—	(4,011,063)	—	(4,011,063)	—	4,011,063
Redemptions of common stock	—	—	—	—	—	—	—	—	—	—	—	—	(1,269,644)
Distributions	—	—	—	—	—	(8,919,040)	—	—	(8,919,040)	—	(8,919,040)	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	(1,406,034)	(1,406,034)	—	—
Issuance of shares for distribution reinvestment plan	334,693	335	51,614	52	4,010,676	—	—	—	4,011,063	—	4,011,063	—	—
Equity based compensation expense	—	—	—	—	291,252	—	—	—	291,252	231,779	523,031	—	—
Net loss attributable to SmartStop Self Storage REIT, Inc. stockholders	—	—	—	—	—	—	(6,259,114)	—	(6,259,114)	—	(6,259,114)	—	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	(585,360)	(585,360)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	928,902	928,902	140,547	1,069,449	—	—
Foreign currency hedge contract loss	—	—	—	—	—	—	—	(858,687)	(858,687)	(129,922)	(988,609)	—	—
Interest rate swap and cap contract gain	—	—	—	—	—	—	—	1,123,520	1,123,520	169,993	1,293,513	—	—

Balance as of September 30, 2020	52,453,575	$52,454	7,852,830	$7,853	$492,156,465	$(155,013,319)	$(136,914,972)	$(4,902,696)	$195,385,785	$61,292,770	$256,678,555	$146,379,708	$54,116,173

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(49,262,919)	$(20,773,868)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	32,038,383	29,750,462
Change in deferred tax liability	(3,299,330)	(409,649)
Accretion of fair market value adjustment of secured debt	(98,337)	(98,850)
Amortization of debt issuance costs	2,832,240	2,997,801
Equity based compensation expense	1,166,017	208,496
Contingent earnout adjustment	(5,100,000)	300,000
Impairment of goodwill and intangible assets	36,465,732	—
Impairment of investments in Managed REITs	4,376,879	—
Unrealized foreign currency and derivative (gains) losses	163,216	(630,864)
Net loss on extinguishment of debt	—	1,487,867
Gain resulting from acquisition of unconsolidated affiliates	—	(8,017,353)
Increase (decrease) in cash from changes in assets and liabilities:
Other assets, net	558,553	(363,480)
Accounts payable and accrued liabilities	3,077,198	4,410,733
Managed REITs receivables	(48,302)	33,685
Due to affiliates	(320,134)	(752,631)

Net cash provided by operating activities	22,549,196	8,142,349

Cash flows from investing activities:
Purchase of real estate	(612,892)	(9,435,343)
Additions to real estate	(11,761,393)	(7,993,081)
Deposits on acquisition of real estate	(148,367)	(200,000)
Settlement of foreign currency hedges	398,951	1,064,287
SSGT Mergers, net of cash acquired	—	(345,538,595)
Self Administration Transaction, net of cash acquired	—	(3,292,958)
Purchase of foreign currency hedge	—	(147,347)
Settlement of company owned life insurance	—	3,122,962
Sale of real estate joint venture	—	3,357,814
Preferred equity investment in SSGT II	(6,435,000)	—

Net cash used in investing activities	(18,558,701)	(359,062,261)

Cash flows from financing activities:
Gross proceeds from issuance of debt	338,466	531,334,779
Repayment of debt	—	(141,088,724)
Scheduled principal payments on debt	(516,897)	(566,816)
Debt issuance costs	(4,494)	(8,514,829)
Preferred stock issuance costs	(46,457)	—
Debt defeasance costs	—	(1,690,703)
Offering costs	(519,456)	(509,512)
Redemption of common stock	(438,783)	(5,331,329)
Redemption of noncontrolling interest	—	(200,000)
Distributions paid to preferred stockholders	(6,305,722)	—
Distributions paid to common stockholders	(14,311,105)	(13,607,658)
Distributions paid to noncontrolling interest in OP	(4,124,617)	(1,079,696)

Net cash provided by (used in) financing activities	(25,929,065)	358,745,512

Impact of foreign exchange rate changes on cash and restricted cash	(98,343)	96,122

Change in cash, cash equivalents, and restricted cash	(22,036,913)	7,921,722
Cash, cash equivalents, and restricted cash beginning of period	68,571,123	14,012,208

Cash, cash equivalents, and restricted cash end of period	$46,534,210	$21,933,930

	Nine Months Ended September 30,
	2020	2019
Supplemental disclosures and non-cash transactions:
Cash paid for interest	$25,021,817	$26,457,563
Supplemental disclosure of noncash activities:
Issuance of shares pursuant to distribution reinvestment plan	$12,001,955	$12,059,591
Distributions payable	$6,017,893	$3,326,601
Additions to real estate and construction in process included in accounts payable	$250,172	$864,237
Deposits applied to the purchase of real estate	$200,000	$—
Redemption of common stock included in accounts payable and accrued liabilities	$1,269,644	$405,971
Issuance of units in our Operating Partnership in SSGT Mergers	$—	$4,217,399
Debt assumed in SSGT Mergers	$—	$5,038,435
Net liabilities assumed in SSGT Mergers	$—	$1,712,596
Write-off of unamortized debt issuance costs	$—	$356,519
Issuance of Class A-1 units in our Operating Partnership in the Self Administration Transaction	$—	$63,643,000
Debt assumed in the Self Administration Transaction	$—	$19,219,126
Contingent earnout consideration issued in the Self Administration Transaction	$—	$30,900,000
Issuance of limited partnership units in our Operating Partnership in exchange for special limited partnership interest	$—	$18,800,000
Deferred tax liabilities related to the Self Administration Transaction	$—	$7,415,654
Accounts payable and other accrued liabilities assumed in the Self Administration Transaction	$—	$722,286
Transfer of other assets to debt issuance costs	$—	$1,075,000

See notes to consolidated financial statements.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 1. Organization

SmartStop Self Storage REIT, Inc, a Maryland corporation (the “Company”), is a self-managed and fully-integrated self storage real estate investment trust (“REIT”), formed on January 8, 2013, under the Maryland General Corporation Law. The Company’s year-end is December 31. As used in this report, “we,” “us,” “our,” and “Company” refer to SmartStop Self Storage REIT, Inc. and each of our subsidiaries.

On June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests (the “Self Storage Platform”) of SmartStop Asset Management, LLC, our former sponsor (“SAM”), along with certain other assets of SAM (collectively, the “Self Administration Transaction”). As a result of the Self Administration Transaction, SAM is no longer our sponsor, and the special limited partnership interest and limited partnership interests it held in SmartStop OP, L.P. (our “Operating Partnership”) through our Former External Advisor (defined below) have been redeemed. We are self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, Strategic Storage Trust IV, Inc. (“SST IV”), a public non-traded REIT, and Strategic Storage Growth Trust II, Inc. (“SSGT II”) (collectively with SST IV, the “Managed REITs”), a private non-traded REIT. In addition, as a sponsor to the Managed REITs, we have the internal capability to originate, structure and manage additional investment products (the “Managed REIT Platform”) which would be sponsored by SmartStop REIT Advisors, LLC (“SRA”), our indirect subsidiary. As a result of the Self Administration Transaction, we indirectly own 100% of the membership interests in Strategic Storage Advisor II, LLC (our “Former External Advisor”) and each of Strategic Storage Property Management II, LLC and SS Growth Property Management, LLC (together, our “Former External Property Managers”). See Note 4, Self Administration Transaction, for additional information.

Prior to the Self Administration Transaction, our Former External Advisor was responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement and our properties were previously managed by our Former External Property Managers pursuant to property management agreements. However, upon completion of the Self Administration Transaction, we acquired approximately 350 self storage professionals and now perform such services on our own behalf. Please see Note 11 – Related Party Transactions.

Potential SST IV Merger

On November 10, 2020, the Company, SST IV, and SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly-owned subsidiary of the Company (“SST IV Merger Sub”), entered into a definitive Agreement and Plan of Merger (the “SST IV Merger Agreement”). Pursuant to the SST IV Merger Agreement, the Company will acquire SST IV by way of a merger of SST IV with and into SST IV Merger Sub, with SST IV Merger Sub being the surviving entity (the “SST IV Merger”). The SST IV Merger is expected to close during the first half of 2021.

Assuming all of the conditions of the SST IV Merger are satisfied and the SST IV Merger is consummated in accordance with the terms in the SST IV Merger Agreement, the Company will acquire all of the real estate owned by SST IV, consisting of (i) 24 self storage facilities located in 9 states comprising approximately 18,000 self storage units and approximately 2.0 million net rentable square feet, and (ii) SST IV’s 50% equity interest in five unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (the “JV Properties”).

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

See Note 16 - Subsequent Events, for additional information related to the SST IV Merger.

Offering Related

Our Articles of Amendment and Restatement, as amended and supplemented, authorize 350,000,000 shares of Class A common stock, $0.001 par value per share (the “Class A Shares”), and 350,000,000 shares of Class T common stock, $0.001 par value per share (the “Class T Shares”), and 200,000,000 shares of preferred stock with a par value of $0.001, 200,000 shares of which have been classified as Series A Convertible Preferred Stock. We offered a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On January 10, 2014, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. On May 23, 2014, we satisfied the $1.5 million minimum offering requirements of our Offering and commenced formal operations. On January 9, 2017, our Offering terminated. We sold approximately 48 million Class A Shares and approximately 7 million Class T Shares for approximately $493 million and $73 million respectively, in our Offering. On November 30, 2016, prior to the termination of our Offering, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $100.9 million in shares under our distribution reinvestment plan (our “DRP Offering”). The DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders. As of September 30, 2020, we had sold approximately 5.0 million Class A Shares and approximately 0.8 million Class T Shares for approximately $52.1 million and $8.0 million, respectively, in our DRP Offering.

On October 29, 2019 (the “Commitment Date”), we entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in shares (the aggregate shares to be purchased, the “Preferred Shares”) of our Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”), in one or more closings (each, a “Closing,” and collectively, the “Closings”). The initial closing (the “Initial Closing”) in the amount of $150 million occurred on the Commitment Date, and the second and final closing in the amount of $50 million occurred on October 26, 2020. See Note 16 - Subsequent Events, for additional information.

The shares of Series A Convertible Preferred Stock rank senior to all other shares of our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is redeemed or repurchased in full. See Note 8, Preferred Equity, for additional information.

As of September 30, 2020, we owned 112 self storage facilities located in 17 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas and Washington) and Canada (the Greater Toronto Area).

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

On April 20, 2020, our board of directors, upon recommendation of our Nominating and Corporate Governance Committee, approved an estimated value per share of our common stock of $10.40 for our Class A Shares and Class T Shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on a fully diluted basis, calculated as of December 31, 2019.

As a result of the calculation of our estimated value per share, beginning in May 2020, shares sold pursuant to our distribution reinvestment plan are being sold at the estimated value per share of $10.40 for both Class A Shares and Class T Shares.

Prior to the termination of our Primary Offering, Select Capital Corporation, a California corporation (our “Former Dealer Manager”), was responsible for marketing our shares offered pursuant to our Primary Offering. SAM indirectly owns a 15% non-voting equity interest in our Former Dealer Manager. Now that our Primary Offering has terminated, our Former Dealer Manager no longer provides such services for us. However, we pay our Former Dealer Manager an ongoing stockholder servicing fee with respect to the Class T Shares sold. Please see Note 11 – Related Party Transactions – Former Dealer Manager Agreement.

Other Corporate History

Our Operating Partnership was formed on January 9, 2013. During 2013, our Former External Advisor purchased limited partnership interests in our Operating Partnership for $200,000 and on August 2, 2013, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. See Note 4, Self Administration Transaction, for additional information.

As we accepted subscriptions for shares of our common stock, we transferred all of the net Offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we were deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership was deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in our Operating Partnership’s limited partnership agreement.

Our Operating Partnership owns, directly or indirectly through one or more special purpose entities, all of the self storage properties that we own. As of September 30, 2020, we owned approximately 86.5% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 13.5% of the common units are owned indirectly by SAM and affiliates of our Former Dealer Manager. As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through SmartStop TRS, Inc. (our “TRS”), which is a wholly-owned subsidiary of our Operating Partnership.

On October 1, 2018, we, our Operating Partnership, and SST II Growth Acquisition, LLC, our wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with Strategic Storage Growth Trust, Inc. (“SSGT”), a non-traded REIT then sponsored by SAM, and SS Growth Operating Partnership, L.P. (“SSGT OP”). Pursuant to the terms and conditions set forth in the

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Merger Agreement, on January 24, 2019: (i) we acquired SSGT by way of a merger of SSGT with and into Merger Sub, with Merger Sub being the surviving entity (the “SSGT REIT Merger”); and (ii) immediately after the SSGT REIT Merger, SSGT OP merged with and into our Operating Partnership, with the Operating Partnership continuing as the surviving entity and remaining a subsidiary of the Company (the “SSGT Partnership Merger” and, together with the SSGT REIT Merger, the “SSGT Mergers”). SSGT was a REIT with stated investment objectives to acquire opportunistic self storage properties, including development and lease-up properties. See Note 3, Real Estate Facilities—Merger with Strategic Storage Growth Trust, Inc., for additional information related to the SSGT Mergers.

COVID-19

The global economy has continued to be adversely impacted by the COVID-19 pandemic, including in the United States and in the markets in which we operate. The COVID-19 pandemic and the resulting effects, including shutdowns or weakness in national, regional and local economies have affected our business. While many of the factors underlying the demand for self storage improved during the third quarter, future governmental orders or broad economic weakness could adversely impact our business, financial condition, liquidity and results of operations, however, the extent and duration to which our operations will be impacted is highly uncertain and cannot be predicted.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

As of September 30, 2020, and December 31, 2019, we were not a party to any other contracts/interests that would be deemed to be variable interest in VIEs other than our Tenant Programs joint ventures with SST IV and SSGT II which were acquired in the Self Administration Transaction, which are consolidated.

Equity Investments

Under the equity method, our investments will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions and impairments, as applicable. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

Investments in and Advances to Managed REITs

As of September 30, 2020, and December 31, 2019, we owned equity investments with a carrying value of approximately $7.9 million, and $5.8 million, respectively, in the Managed REITs; such amounts are included in Investments in and advances to Managed REITs within our Consolidated Balance Sheets. We account for these investments using the equity method of accounting as we have the ability to exercise significant influence, but not control, over the Managed REITs’ operating and financial policies through our advisory and property management agreements with the respective Managed REITs. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for our share of equity in the respective Managed REIT’s earnings and reduced by distributions.

Also included in Investments in and advances to Managed REITs as of September 30, 2020 are receivables from the Managed REITs of approximately $320,000. As of December 31, 2019, receivables from the Managed REITs approximated $275,000. For additional discussion, Note 11 – Related Party Transactions.

Noncontrolling Interests in Consolidated Entities

We account for the noncontrolling interests in our Operating Partnership and the noncontrolling interests in our Tenant Programs joint ventures with SST IV and SSGT II in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partners, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interests are reflected as a noncontrolling interests in the accompanying consolidated balance sheets. We also consolidate our interests in the SST IV and SSGT II Tenant Programs and present the minority interests as noncontrolling interests in the accompanying consolidated balance sheets. The noncontrolling interests shall be attributed their share of income and losses, even if that attribution results in a deficit noncontrolling interests balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of indefinite and long-lived assets and goodwill, and the estimated useful lives of real estate assets and intangibles.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values as of the date of acquisition. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded none and approximately $13.6 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the nine months ended September 30, 2020 and 2019, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the nine months ended September 30, 2020 and 2019, our property acquisitions did not meet the definition of a business because substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisitions did not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed.

During the three months ended September 30, 2020 and 2019, we expensed approximately $470,000 and $26,000, respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods. During the nine months ended September 30, 2020 and 2019, we expensed approximately $594,000 and $194,000, respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Purchase Price Allocation for the Acquisition of a Business

Should the initial accounting for an acquisition that meets the definition of a business be incomplete by the end of a reporting period that falls within the measurement period, we report provisional amounts in our financial statements. During the measurement period, we may adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and we record those adjustments to our financial statements. We apply any measurement period adjustments in the period in which the provisional amounts are finalized.

As discussed in Note 4, the Self Administration Transaction was an acquisition of a business.

Evaluation of Possible Impairment of Real Property Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our real property assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the real property assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the real property assets to the fair value and recognize an impairment loss. For the three and nine months ended September 30, 2020 and 2019, no impairment losses related to our real property assets were recognized.

Goodwill Valuation

We initially recorded goodwill of approximately $78.4 million as a result of the Self Administration Transaction. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Goodwill is allocated to various reporting units, as applicable, and is not amortized. We perform an annual impairment test for goodwill, and between annual tests, we evaluate the recoverability of goodwill whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In our impairment test of goodwill, we perform a quantitative analysis to compare the fair value of each reporting unit to its respective carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment charge will be recognized.

See Note 5 - Self Administration Transaction - Intangibles, Goodwill, and Certain Other Assets and Liabilities for additional information.

Trademarks

In connection with the Self Administration Transaction, we initially recorded $19.8 million associated with the two primary trademarks acquired. Prior thereto we had no amounts recorded related to trademarks.

Trademarks are based on the value of our brands. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible fair value of our ownership of the brand name.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

We used the following significant projections and assumptions to determine fair value under the relief from royalty method: revenues; royalty rate; tax expense; terminal growth rate; and discount rate. For the SmartStop® trademark, the projections underlying this relief from royalty model were forecasted for eight years and then a terminal value calculation was applied. For the Strategic Storage® trademark, the projections underlying the relief from royalty model were forecasted for seven years. Applying the selected pretax royalty rates to the applicable revenue base in each period yielded pretax income for each of our trademarks. These pretax totals were tax effected utilizing the applicable tax rate to arrive at net, after-tax cash flows. The net, after-tax cash flows were then discounted to present value utilizing an appropriate discount rate. The present value of the after-tax cash flows were then added to the present value of the amortization tax benefit (considering the 15-year amortization of intangible assets pursuant to U.S. tax legislation) to arrive at the recommended fair values for the trademarks.

The total estimated future amortization expense of the “Strategic Storage®” trademark asset for the years ending December 31, 2020, 2021, 2022, 2023, 2024, and thereafter is approximately $35,000, $140,000, $140,000, $140,000, $70,000 and none, respectively.

We evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuation methods is adversely impacted, the impact could result in a material impairment charge in the future.

See Note 5 - Self Administration Transaction - Intangibles, Goodwill, and Certain Other Assets and Liabilities for additional information.

Revenue Recognition

Self Storage Operations

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets, and contractually due but unpaid rent is included in other assets.

Managed REIT Platform

We earn property management and asset management revenue, pursuant to the respective property management and advisory agreement contracts, in connection with providing services to the Managed REITs. We have determined under ASC 606 – Revenue from Contracts with Customers (“ASC 606”), that the performance obligation for the property management services and asset management services are satisfied as the services are rendered. While we are compensated for our services on a monthly basis, these services represent a series of distinct daily services in accordance with ASC 606. Such revenue is recorded in the Managed REIT Platform revenue line within our consolidated statements of operations.

The Managed REITs’ advisory agreements also provide for reimbursement to us of our direct and indirect costs of providing administrative and management services to the Managed REITs. These reimbursements

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

include costs incurred in relation to organization and offering services provided to the Managed REITs and the reimbursement of salaries, bonuses, and other expenses related to benefits paid to our employees while performing services for the Managed REITs. The Managed REITs’ property management agreements also provide reimbursement to us for the property manager’s costs of managing the properties. Reimbursable costs include wages and salaries and other expenses that arise in operating, managing and maintaining the Managed REITs’ properties.

Under ASC 606, direct reimbursement of such costs does not represent a separate performance obligation from our obligation to perform property management and asset management services. The reimbursement income is considered variable consideration, and is recognized as the costs are incurred, subject to limitations on the Managed REIT Platform’s ability to incur offering costs or limitations imposed by the advisory agreements. We have elected to separately record such revenue in the Reimbursable costs from Managed REITs line within our consolidated statements of operations.

Additionally, we earn revenue in connection with our Tenant Programs joint ventures with our Managed REITs. We also earn development and construction management revenue from services we provide in connection with the project design, coordination and oversite of development and certain capital improvement projects undertaken by the Managed REITs. We recognize such revenue in the Managed REIT Platform revenue line within our consolidated statements of operations. See Note 11 – Related Party Transactions, for additional information regarding revenue generated from our Managed REIT Platform.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management records a general reserve estimate based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30-40 years
Site Improvements	7-10 years

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives, generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of September 30, 2020, the gross amount allocated to in-place lease intangibles was approximately $46.6 million and accumulated amortization of in-place lease intangibles totaled approximately $45.2 million. As of December 31, 2019, the gross amounts allocated to in-place lease intangibles were approximately $46.8 million and accumulated amortization of in-place lease intangibles totaled approximately $40.4 million.

The total estimated future amortization expense of intangible assets related to our self storage properties for the years ending December 31, 2020, 2021, 2022, 2023, 2024, and thereafter is approximately $25,000, $0.1 million, $0.1 million, $0.1 million, $0.1 million, and $1.0 million, respectively.

In connection with the Self Administration Transaction, we allocated a portion of the consideration to the contracts that we acquired related to the Managed REITs and the customer relationships related to the Tenant Programs joint ventures. For these intangibles, we are amortizing such amounts on a straight-line basis over the estimated benefit period of the contracts and customer relationships.

As of September 30, 2020, the gross amount of the intangible assets related to the Managed REITs contracts and the customer relationships related to the Tenant Programs joint ventures was approximately $18.1 million and accumulated amortization of those intangibles totaled approximately $6.3 million. As of December 31, 2019, the gross amount of the intangibles related to the Managed REITs contracts and the customer relationships related to the Tenant Programs joint ventures was approximately $26.5 million and accumulated amortization of those intangibles totaled approximately $2.9 million.

The total estimated future amortization expense for such intangible assets for the years ending December 31, 2020, 2021, 2022, 2023, 2024 and thereafter is approximately $1.0 million, $2.9 million, $2.9 million, $2.9 million, $1.8 million, and $0.3 million, respectively.

We evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuations methods is adversely impacted, the impact could result in a material impairment charge in the future. See Note 5 - Self Administration Transaction - Intangibles, Goodwill, and Certain Other Assets and Liabilities for additional information.

Debt Issuance Costs

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the balance sheet as a deduction from debt (see Note 7). Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

September 30, 2020, the gross amount allocated to debt issuance costs related to non-revolving debt totaled approximately $11.9 million and accumulated amortization of debt issuance costs related to non-revolving debt totaled approximately $7.1 million. As of December 31, 2019, the gross amount allocated to debt issuance costs related to non-revolving debt totaled approximately $11.9 million and accumulated amortization of debt issuance costs related to non-revolving debt totaled approximately $4.3 million.

Organizational and Offering Costs

We pay our Former Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T Shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets; (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A Shares and Class T Shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Former Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan offering) terminated; and (iv) the date that such Class T Share is redeemed or is no longer outstanding. Our Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Former Dealer Manager re-allowed all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Former Dealer Manager was also permitted to re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Former Dealer Manager, payment of attendance fees required for employees of our Former Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Former Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent the due diligence expenses could not be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, could not exceed 3% of gross offering proceeds from sales in the Public Offering. We recorded a liability within due to affiliates for the future estimated stockholder servicing fees at the time of sale of Class T Shares as an offering cost.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All adjustments related to amounts classified as long term net equity investments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Changes in equity investments not classified as long term are recorded in other income (expense) and represented a gain of approximately $0.3 million and a loss of approximately $0.2 million for the three months ended September 30, 2020 and 2019, respectively, and represented a loss of approximately $0.3 million and a gain of approximately $0.7 million for the nine months ended September 30, 2020 and 2019, respectively.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Redeemable Common Stock

We adopted a share redemption program (“SRP”) that enables stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the SRP as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our SRP is limited to the number of shares we can repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in the accompanying consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. When we determine we have a mandatory obligation to repurchase shares under the SRP, we reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

On August 26, 2019, our board of directors approved a partial suspension of our SRP, effective as of September 27, 2019, so that common shares were redeemable at the option of the holder only in connection with (i) death or disability of a stockholder, (ii) confinement to a long-term care facility, or (iii) other exigent circumstances. In order to preserve cash in light of the uncertainty relating to COVID-19 and its potential impact on our overall financial results, on March 30, 2020, our board of directors approved the complete suspension of our SRP, effective on April 29, 2020. Due to the complete suspension, we were unable to honor redemption requests made during the quarter ended March 31, 2020 or the quarter ended June 30, 2020.

On August 20, 2020, our board of directors determined that it would be in our best interests to partially reinstate the SRP, effective as of September 23, 2020, solely for redemptions sought in connection with a stockholder’s death, qualifying disability, or confinement to a long-term care facility. Our board of directors also authorized us to honor redemption requests made pursuant to exigent circumstances that were pending at the time of the complete suspension of our SRP and that had not been revoked.

For the year ended December 31, 2019, we received redemption requests totaling approximately $4.9 million (approximately 0.5 million shares), approximately $4.5 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.4 million included in accounts payable and accrued liabilities as of December 31, 2019, and fulfilled in January 2020.

During the six months ended June 30, 2020, approximately 0.1 million shares, or $1.3 million, were requested to be redeemed; however, due to the suspension of our SRP, no such share redemption requests were fulfilled.

During the three months ended September 30, 2020, approximately $0.7 million (approximately 0.1 million shares), were then requested to be redeemed. On October 30, 2020, requests that were previously requested during the six months ended June 30, 2020 and had not been rescinded, as well as the requests from the three months ended September 30, 2020, were redeemed, such redemptions totaled approximately 0.1 million shares, or $1.3 million, and were included in accounts payable and accrued liabilities as of September 30, 2020.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Accounting for Equity Awards

We issue equity based awards in two forms: (1) restricted stock awards consisting of shares of our common stock and (2) long-term incentive plan units of our Operating Partnership (“LTIP Units”), both of which may be issued subject to either time based vesting criteria or performance based vesting criteria restrictions. For time based awards granted which contain a graded vesting schedule, compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award. For performance based awards, compensation cost is recognized over the requisite service period if and when we determine the performance condition is probable of being achieved. We record the cost of such equity based awards based on the grant date fair value, and have elected to record forfeitures as they occur.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions along with the assets and liabilities described in Note 4 - Self Administration Transaction. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. Additionally, certain such assets and liabilities are required to be fair valued periodically or valued pursuant to ongoing impairment analyses and have been valued subsequently utilizing the same techniques noted above. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, variable-rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

The table below summarizes our fixed rate notes payable at September 30, 2020, and December 31, 2019. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	September 30, 2020		December 31, 2019
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$320,200,000	$302,205,553	$311,700,000	$302,820,786

As of September 30, 2020, and December 31, 2019, we had interest rate swaps, interest rate caps, and a net investment hedge (See Notes 7 and 9). The valuations of these instruments were determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the derivative. The analyses reflect the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including interest rate curves, foreign exchange rates, and implied volatilities. The fair value of the interest rate swaps were determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash payments. Our fair values of our net investment hedges are based on the change in the spot rate at the end of the period as compared with the strike price at inception.

To comply with GAAP, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of derivative contracts for the effect of non-performance risk, we consider the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we had determined that the majority of the inputs used to value our derivatives were within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilized Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. However, through September 30, 2020, we had assessed the significance of the impact of the credit valuation adjustments on the overall valuation of our derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of our derivatives. As a result, we determined that our derivative valuations in their entirety were classified in Level 2 of the fair value hierarchy.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Derivative Instruments and Hedging Activities

We record all derivatives on our balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

For derivatives designated as net investment hedges, the effective portion of changes in the fair value of the derivatives are reported in accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts are reclassified out of other comprehensive (loss) income into earnings (loss) when the hedged net investment is either sold or substantially liquidated.

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2014. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed an election to treat our TRS as a taxable REIT subsidiary effective January 1, 2014. In general, the TRS performs additional services for our customers and provides the advisory and property management services to the Managed REITs and otherwise generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Segment Reporting

Our business is comprised of two reportable segments: (i) self storage operations and (ii) the Managed REIT Platform business. Please see Note 10 – Segment Disclosures for additional detail.

Convertible Preferred Stock

We classify our Series A Convertible Preferred Stock on our consolidated balance sheets using the guidance in ASC 480-10-S99. Our Series A Convertible Preferred Stock can be redeemed by us on or after the fifth anniversary of its issuance, or if certain events occur, such as the listing of our common stock on a national securities exchange, a change in control, or if a redemption would be required to maintain our REIT status. Additionally, if we do not maintain our REIT status the holder can require redemption. As the shares are contingently redeemable, and under certain circumstances not solely within our control, we have classified our Series A Convertible Preferred Stock as temporary equity.

We have analyzed whether the conversion features in our Series A Convertible Preferred Stock should be bifurcated under the guidance in ASC 815-10 and have determined that bifurcation is not necessary.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of common shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed by including the dilutive effect of the conversion of all potential common stock equivalents (which includes unvested restricted stock and convertible preferred stock) and the adding back of the Series A Convertible Preferred Stock dividends. For all periods presented, the dilutive effect of convertible preferred stock and unvested restricted stock was not included in the diluted weighted average shares as such impact was antidilutive.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the nine months ended September 30, 2020:

Real estate facilities
Balance at December 31, 2019	$1,173,825,368
Real estate acquisitions	812,892
Construction in process placed in service	13,389,703
Impact of foreign exchange rate changes	(4,145,778)
Improvements and additions	7,155,135

Balance at September 30, 2020	$1,191,037,320

Accumulated depreciation
Balance at December 31, 2019	$(83,692,491)
Depreciation expense	(23,136,367)
Impact of foreign exchange rate changes	272,635

Balance at September 30, 2020	$(106,556,223)

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Land Acquisition – Riverview, Florida

On July 21, 2020, we purchased an undeveloped parcel of land adjacent to our existing Riverview, Florida self storage facility for $800,000, plus closing costs. We acquired the parcel from an unaffiliated third party and are in process of expanding our existing self storage facility on the newly acquired land; thereby adding approximately 170 units and approximately 25,000 rentable square feet. We expect development to be completed in the second or third quarter of 2021.

Potential Acquisitions

On June 2, 2020, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a plot of land (the “Etobicoke Property”) in the city of Toronto. On September 1, 2020, we executed a second purchase and sale agreement with the same seller for the acquisition of another plot of land (the “Scarborough Property”) in the city of Toronto. We intend on developing both the Etobicoke Property and the Scarborough Property into self storage facilities. The purchase price for the Etobicoke Property and the Scarborough Property are each approximately $2.2 million CAD, with adjustment factors to the purchase price based on the final surveys, plus closing costs.

We expect to complete the acquisition of the Etobicoke Property and the Scarborough Property in the second half of 2021, and first half of 2022, respectively; however, there can be no assurances that we will complete the acquisitions. If we fail to acquire the Etobicoke Property or the Scarborough Property, in addition to the incurred acquisition costs, we may also forfeit earnest money deposits as a result.

Merger with Strategic Storage Growth Trust, Inc.

On October 1, 2018, we, our Operating Partnership, and SST II Growth Acquisition, LLC, our wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with Strategic Storage Growth Trust, Inc. (“SSGT”), a non-traded REIT then sponsored by SAM, and SS Growth Operating Partnership, L.P. (“SSGT OP”). Pursuant to the terms and conditions set forth in the SSGT Merger Agreement, on January 24, 2019: (i) we acquired SSGT by way of a merger of SSGT with and into Merger Sub, with Merger Sub being the surviving entity (the “SSGT REIT Merger”); and (ii) immediately after the SSGT REIT Merger, SSGT OP merged with and into our Operating Partnership, with the Operating Partnership continuing as the surviving entity and remaining a subsidiary of the Company (the “SSGT Partnership Merger” and, together with the SSGT REIT Merger, the “SSGT Mergers”).

The proceeds used to fund the SSGT Mergers and the repayment of approximately $141 million of our outstanding debt were funded by the SSGT Merger Financings, totaling approximately $500 million, as described in Note 7.

At the effective time of the SSGT Partnership Merger, each outstanding unit of partnership interest in SSGT OP was converted automatically into 1.127 units of partnership interest in our Operating Partnership, which resulted in approximately 396,000 Class A Units of our Operating Partnership being issued to SS Growth Advisor, LLC, a subsidiary of SAM.

SSGT was a REIT with stated investment objectives to acquire opportunistic self storage properties, including development, and lease-up properties. As a result of the SSGT Mergers, we acquired all of the real estate owned by SSGT, consisting of 28 operating self storage facilities located in 10 states and in the Greater

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Toronto Area, and one development property in the Greater Toronto Area. Additionally, we obtained the rights to acquire a self storage facility which was under development located in Gilbert, Arizona that was previously under contract with SSGT and was acquired by us in July 2019.

The following table reconciles the total consideration transferred during the SSGT Mergers:

Fair value of consideration transferred:
Cash	$346,231,561	(1)
Issuance of limited partnership units in our Operating Partnership to SS Growth Advisor, LLC	4,217,399

Total consideration transferred	$350,448,960

(1)

The approximately $346 million cash consideration consisted of approximately $320 million paid to the SSGT stockholders, approximately $19 million of SSGT debt that was repaid at closing, approximately $5 million of other SSGT liabilities paid at closing, and approximately $1 million in transaction costs.

Note 4. Self Administration Transaction

Overview

On June 28, 2019, we, our Operating Partnership and our TRS entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements with our then-sponsor SAM and SmartStop OP Holdings, LLC (“SS OP Holdings”), a subsidiary of SAM, pursuant to which, effective June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests of SAM, along with certain other assets of SAM.

As a result of the Self Administration Transaction, SAM is no longer our sponsor, and we are self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, SST IV, SSGT II, and we have the internal capability to originate, structure and manage additional future investment products which would be sponsored by SRA.

Agreements

Contribution Agreement

On June 28, 2019, we along with our Operating Partnership, as contributee, and SAM and SS OP Holdings, as contributor, entered into a Contribution Agreement (the “Contribution Agreement”) whereby the Operating Partnership acquired the Self Storage Platform and certain other assets, including (a) SAM’s, or its subsidiaries’, 100% membership interests in our Former External Advisor and Former External Property Managers, the advisor and property manager for SST IV, the advisor and property manager for SSGT II, entities related to the Tenant Programs joint ventures, and certain entities related to SAM’s self storage business in Canada; (b) all equipment, furnishings, fixtures and computer equipment as set forth in the Contribution Agreement; (c) certain personal property as set forth in the Contribution Agreement; (d) all intellectual property, goodwill, licenses and sublicenses granted and obtained with respect thereto (including all rights to the “SmartStop®” brand and “Strategic Storage®” related trademarks); (e) SAM’s processes, practices, procedures and workforce related to the self storage business (then consisting of a total of approximately 350 on-site self storage employees, regional and district managers, other personnel and the then current executive management team of the Company); and

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

(f) certain other assets as set forth in the Contribution Agreement, in exchange for $769,126 in cash, assumption of existing debt in the amount of $15 million, and 8,698,956 Class A-1 limited partnership units of the Operating Partnership (“Class A-1 Units”) and 3,283,302 Class A-2 limited partnership units of the Operating Partnership (“Class A-2 Units”). For a description of the Class A-1 Units and Class A-2 Units, see below under the heading “Third Amended and Restated Limited Partnership Agreement and Redemption of Limited Partner Interest Agreement.”

Third Amended and Restated Limited Partnership Agreement and Redemption of Limited Partner Interest Agreement

On June 28, 2019, we entered into the Third Amended and Restated Limited Partnership Agreement of the Operating Partnership (the “Operating Partnership Agreement”), which amended and superseded the Second Amended and Restated Limited Partnership Agreement (the “Former OP Agreement”), and a Redemption of Limited Partner Interest Agreement (the “Redemption of Limited Partner Interest Agreement”) with the Former External Advisor and the Operating Partnership, pursuant to which the Operating Partnership redeemed all of the limited partnership interests held by the Former External Advisor in the Operating Partnership. As a result of the Redemption of Limited Partner Interest Agreement and the Self Administration Transaction, the Former External Advisor’s parent entity, SAM and its affiliates no longer hold either their previously existing 20,000 limited partnership units or their special limited partnership interest in the Operating Partnership; however, SAM received cash of $200,000 and also now holds Class A-1 Units and Class A-2 Units in the Operating Partnership, as further described below.

In addition, the revised Operating Partnership Agreement created two new classes of units issued to SS OP Holdings in connection with the Self Administration Transaction: Class A-1 Units and Class A-2 Units.

The Class A-1 Units are subject to the general restrictions on transfer contained in the Operating Partnership Agreement. In addition, until June 28, 2021 (the “Lock-Up Expiration”), the Class A-1 Units may not be sold, pledged, or otherwise transferred or encumbered except in certain limited circumstances set forth in the Contribution Agreement. The Class A-1 Units are otherwise entitled to all rights and duties of the Class A limited partnership units in the Operating Partnership, including cash distributions and the allocation of any profits or losses in the Operating Partnership. The Class A-2 Units may convert into Class A-1 Units as earnout consideration, as described below. The Class A-2 Units are not entitled to cash distributions or the allocation of any profits or losses in the Operating Partnership until the Class A-2 Units are converted into Class A-1 Units.

The conversion features of the Class A-2 Units are as follows: (A) the first time the aggregate incremental assets under management (“AUM”) (as defined in the Operating Partnership Agreement) of the Operating Partnership equals or exceeds $300,000,000, one-third of the Class A-2 Units will automatically convert into Class A-1 Units, (B) the first time the incremental AUM of the Operating Partnership equals or exceeds $500,000,000, an additional one-third of the Class A-2 Units will automatically convert into Class A-1 Units, and (C) the first time the incremental AUM equals or exceeds $700,000,000, the remaining one-third of the Class A-2 Units will automatically convert into Class A-1 Units (each an “Earnout Achievement Date”). On each Earnout Achievement Date, the Class A-2 Units will automatically convert into Class A-1 Units based on an earnout unit exchange ratio, which is equal to $10.66 divided by the then current value of our Class A common stock. The Class A-2 Units conversion rights will expire seven years following the closing date of the Self Administration Transaction. Notwithstanding the foregoing, the earnout consideration will be earned and automatically convert in the event of an “Earnout Acceleration Event” (as defined in the Operating Partnership Agreement), which includes each of the following: certain change of control events (as described in the Operating Partnership

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Agreement), or H. Michael Schwartz being removed either as a member of our board of directors or as one of our executive officers for any reason other than for cause.

The Redemption of Limited Partner Interest Agreement contained various customary representations and warranties.

Membership Interest Purchase Agreement – Ladera Office

On June 28, 2019, immediately following the Self Administration Transaction, SAM and its then wholly-owned subsidiary, 10 Terrace Rd, LLC (“10 Terrace Rd”), and SmartStop Storage Advisors, LLC (“SSA”), our indirect subsidiary, entered into a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”), pursuant to which SSA purchased 100% of the membership interests in 10 Terrace Rd for $6.5 million, payable through the assumption of existing debt in the amount of approximately $4.2 million, and cash in the amount of approximately $2.3 million. 10 Terrace Rd is the owner of an office condominium located at 10 Terrace Rd., Ladera Ranch, California (the “Ladera Office”) which, as a result of the Membership Interest Purchase Agreement, we now indirectly own. The Ladera Office houses our corporate headquarters.

Fair Value of Consideration Transferred

We accounted for the Contribution Agreement and Membership Interest Purchase Agreement discussed above as a business combination under the acquisition method of accounting. During the nine months ended September 30, 2019, we incurred approximately $1.6 million for legal fees and fees and expenses of our other professional and financial advisors related to the Self Administration Transaction, which are included in the self administration transaction expenses line-item in the accompanying consolidated statements of operations.

The estimated fair value of the consideration transferred totaled approximately $111.3 million and consisted of the following:

Estimated Fair Value of Consideration Transferred
Cash(1)	$3,918,185
Class A-1 Units	63,643,000
Class A-2 Units (contingent earnout)	30,900,000

Total Consideration Transferred	98,461,185

Fair value of our preexisting 50% equity interests	12,800,000

Total	$111,261,185

(1)	We assumed a net asset of approximately $0.5 million, which per the Contribution Agreement we were required to pay to SAM the value thereof and such amount was included above as cash consideration.

As a result of this acquisition, we remeasured the book value of our preexisting 50% equity method investments in our Tenant Programs joint ventures to fair value, which resulted in a gain of approximately $8.0 million which was presented in the gain resulting from acquisition of unconsolidated affiliates line-item in our consolidated statements of operations as of the date of the acquisition. The fair values of the Tenant Programs joint ventures were determined based on a discounted cash flow valuation of the projected cash flows.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The estimated fair value of the Class A-1 Units issued was determined using the Company’s then current net asset value, which was based on an income approach to value the properties and the valuation of the assets acquired in the Self Administration Transaction, as described herein, adjusted for market related adjustments and illiquidity discounts.

These fair value measurements are based on significant inputs not observable in the market and thus represent a Level 3 measurement as discussed in Note 2. The key assumptions used in estimating the fair value of the Class A-1 Units and Class A-2 Units consideration included (i) a marketability discount of 5%, (ii) a capitalization rate of 5.16%, and (iii) annual net operating income.

The estimated fair value of the contingent earnout, Class A-2 Units, was determined using the net asset value calculation described above and further adjusted based on a discounted probability weighted forecast of achieving the requisite AUM thresholds. Subsequent to the completion of the Self Administration Transaction, such liability is required to be recorded at fair value. For additional information, see Note 5 – Self Administration Transaction – Intangible Assets, Goodwill and Certain Other Assets and Liabilities. As of September 30, 2020, we have added incremental assets under management of approximately $219 million since the close of the Self Administration Transaction.

Allocation of Consideration

The consideration transferred pursuant to the Self Administration Transaction was allocated to the assets acquired and liabilities assumed, based upon their estimated fair values as of the acquisition date. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Identifiable Assets Acquired at Fair Value
Cash and cash equivalents	$36,443
Restricted cash	94,999
Land	975,000
Building	5,389,000
Site Improvements	136,000
Equipment, furniture and fixtures	651,000
Investments in Managed REITs	5,600,000
Other assets	1,084,629
Intangibles - customer relationships	1,600,000
Trademarks	19,800,000
Intangibles - management contracts	24,900,000

Total identifiable assets acquired	$60,267,071

Identifiable Liabilities Assumed at Fair Value
Debt	$19,219,126
Accounts payable and accrued expenses	722,286
Deferred tax liabilities, net	7,415,654

Total liabilities assumed	$27,357,066

Net identifiable assets acquired	$32,910,005
Goodwill	78,372,980
Non-controlling interest related to consolidated Tenant Programs joint ventures	(21,800)

Net assets acquired	$111,261,185

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The fair value estimate of property and equipment utilized a combination of the income, cost and market approaches, depending on the characteristics of the asset classification. The fair value of land was determined using the market approach, which considers sales of comparable assets and applies compensating factors for any differences specific to the particular assets. Equipment was valued based on estimated replacement cost. Building and site improvements were valued using the cost approach using a direct cost model built on estimates of replacement cost.

The intangible assets acquired primarily consist of trademarks and the property management and advisory contracts related to the Managed REITs. The value of the property management and advisory contracts were determined based on a discounted cash flow valuation of the projected cash flows of the acquired contracts. The deferred tax liability is the result of differences between the GAAP carrying value of certain amortizing assets and the carrying value for tax purposes related to activities which are conducted through our TRS.

The goodwill recognized was supported by several factors, including that the Company becoming self-managed; additionally, the Managed REIT Platform business brings an established management platform with numerous strategic benefits including growth from new income streams and the ability to offer new products.

The results of the acquisition have been included in our consolidated statements of operations since the closing date of the transaction.

Fair Value of Equity Exchanged Related to the Redemption of Limited Partnership Interests

In connection with the Redemption of Limited Partner Interest Agreement and the Contribution Agreement, the Former External Advisor redeemed its special limited partnership interest and 20,000 limited partnership units in the Operating Partnership in exchange for $200,000 in cash and Class A-1 Units. The exchange was accounted for as a transaction among equity holders with no gain or loss recognized. The fair value of the special limited partnership interest contributed was determined to be approximately $18.8 million, while the book value of the Class A-1 Units issued that was recorded in noncontrolling interest was approximately $9.1 million. The difference between the fair value of the special limited partnership interest received and the book value of the Operating Partnership Units issued was recorded to additional paid in capital.

The estimated fair value of the Class A-1 Units issued was determined consistent with the methodology described above. The fair value of the special limited partnership interest was determined based on discounted projections of the future value of the special limited partnership interest which included various assumptions, including estimated future distributions and the related timing thereto.

Administrative Services Agreement

On June 28, 2019, we along with our Operating Partnership, the TRS and SSA (collectively, the “Company Parties”) entered into an Administrative Services Agreement with SAM (the “Administrative Services Agreement”), which, as amended, requires that the Company Parties will be reimbursed for providing certain operational and administrative services to SAM which may include, without limitation, accounting and financial support, IT support, HR support, advisory services and operations support, and administrative support as set forth in the Administrative Services Agreement and SAM will be reimbursed for providing certain operational and administrative services to the Company Parties which may include, without limitation, due diligence support, marketing, fulfillment and offering support, events support, insurance support, and administrative and facilities support. SAM will receive reimbursement based on the actual costs for providing its services and the Company

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Parties will receive monthly reimbursement based on actual cost for providing its services under the Administrative Services Agreement. SAM will also pay the Company Parties an allocation of rent and overhead for the portion it occupies in the Ladera Office. Such agreement has a term of three years and is subject to certain adjustments as defined in the agreement.

Note 5. Self Administration Transaction - Intangible Assets, Goodwill and Certain Other Assets and Liabilities

The emergence and ongoing spread of the COVID-19 pandemic caused significant volatility in the economy and the capital markets. The increase in consumer and investor uncertainty had an impact on our Managed REITs, specifically the Managed REITs’ ability to attract investor equity in the face of economic weakness and volatility. Further, starting in April 2020 various broker dealers that our Managed REITs had selling agreements with temporarily halted non-traded REIT sales within their advisory networks. Effective April 30, 2020, the Managed REITs suspended their offerings. Given the disruption that COVID-19 had on our Managed REITs and their ability to raise additional equity, accordingly we evaluated the various intangible assets and liabilities associated with the sponsorship of the Managed REITs for impairment as of March 31, 2020.

Based on the above facts, we revised our capital raise projections for the Managed REITs. We then evaluated the revised projected undiscounted future cash flows of our amortizing intangible assets to determine if they exceeded their respective carrying values and we determined that certain trademarks and management contracts acquired in the Self Administration Transaction were impaired. For such assets we recorded impairments to reduce their carrying value to their respective fair values. For our indefinite-lived trademark we determined that the carrying value was in excess of its fair value and therefore recorded an impairment equal to the difference. As a result, in March 2020, we recorded impairment charges totaling approximately $11.7 million to intangible assets, consisting of approximately $3.3 million related to our trademarks, approximately $2.2 million related to the management contracts of SST IV and approximately $6.2 million related to the management contracts of SSGT II. We similarly evaluated goodwill for impairment and determined that the carrying value of the goodwill related to our Managed REIT segment was in excess of fair value, and therefore impaired and we recognized an impairment charge of approximately $24.7 million. Goodwill related to our self storage operations was not impaired.

In connection with the Self Administration Transaction, we acquired a special limited partnership interest in SST IV and SSGT II. This interest, in certain situations, may entitle us to various subordinated distributions under SST IV’s and SSGT II’s operating partnership agreements. Given the revised capital projections noted above, the projected future subordinated distributions had revised estimated fair values less than their carrying values. We deemed this difference to be an other than temporary decline in value and have therefore recorded an impairment charge of approximately $4.4 million as of March 31, 2020.

As a result of the Self Administration Transaction, we recorded a deferred tax liability, which is the result of differences between the GAAP carrying value of certain amortizing assets and the carrying value for tax purposes of certain assets related to activities which are conducted through our TRS. As we reduced the GAAP carrying value of such assets, primarily the Managed REIT management contracts, we adjusted the value of our deferred tax liabilities by pro-rata amounts, reducing the deferred tax liabilities in aggregate by approximately $2.4 million, and recorded such adjustment as of March 31, 2020, as other income within the other line-item in our consolidated statement of operations.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

In connection with the Self Administration Transaction, we issued the Class A-2 Units, as a form of contingent consideration, which is required to be revalued at each reporting period, based on the discounted probability weighted forecast of achieving the requisite AUM thresholds or the occurrence of an Earnout Acceleration Event. The revised capital raise projections discussed above reduced the probability of the Class A-2 Units converting, which had the result of decreasing the estimated fair value of the contingent earnout liability from $31.1 million as of December 31, 2019 to $23.9 million as of March 31, 2020, the date of the impairment analysis. As of September 30, 2020, the estimated fair value of the contingent earnout liability is $26.0 million.

Note 6. Pro Forma Financial Information (Unaudited)

The table set forth below summarizes, on a pro forma basis, the combined results of operations of the Company for the nine months ended September 30, 2020 and 2019. Such presentation reflects the Company’s acquisitions that occurred during 2019, which met the GAAP definition of a business in effect at that time, as if the acquisitions had occurred as of January 1, 2018. This pro forma information does not purport to represent what the actual consolidated results of operations of the Company would have been for the periods indicated, nor does it purport to predict the results of operations for future periods.

	For the Nine Months ended
	September 30, 2019	September 30, 2020
Pro forma revenue	$83,770,481	$91,130,790
Pro forma operating expenses	$(76,609,917)	$(115,057,438)
Pro forma net income (loss) attributable to common stockholders	$(22,486,573)	$(49,248,355)

The pro forma financial information for the nine months ended September 30, 2020 and 2019 was adjusted to exclude none and approximately $1.6 million, respectively, for acquisition related expenses.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 7. Debt

The Company’s debt is summarized as follows:

Encumbered Property	September 30, 2020	December 31, 2019	Interest Rate		Maturity Date
KeyBank CMBS Loan(1)	$95,000,000	$95,000,000	3.89%		8/1/2026
KeyBank Florida CMBS Loan(2)	52,000,000	52,000,000	4.65%		5/1/2027
Midland North Carolina CMBS Loan(3)	46,591,442	47,048,287	5.31%		8/1/2024
Canadian CitiBank Loan(4)	83,274,660	85,500,660	2.73%		10/9/2021
CMBS SASB Loan(5)	235,000,000	235,000,000	3.15	%(11)	2/9/2022
CMBS Loan(6)	104,000,000	104,000,000	5.00%		2/1/2029
Secured Loan(7) (8)	85,512,000	85,512,000	3.00%		1/24/2022
Stoney Creek Loan(9)	5,446,364	5,591,950	4.65%		10/1/2021
Torbarrie Loan(10)	6,125,060	5,936,996	4.65%		9/1/2021
Ladera Office Loan	4,119,943	4,179,994	4.29%		11/1/2026
Premium on secured debt, net	494,168	592,505
Debt issuance costs, net	(4,774,227)	(7,629,390)

Total debt	$712,789,410	$712,733,002

(1)

This fixed rate loan encumbers 29 properties (Whittier, La Verne, Santa Ana, Upland, La Habra, Monterey Park, Huntington Beach, Chico, Lancaster I, Riverside, Fairfield, Lompoc, Santa Rosa, Federal Heights, Aurora, Littleton, Bloomingdale, Crestwood, Forestville, Warren I, Sterling Heights, Troy, Warren II, Beverly, Everett, Foley, Tampa, Boynton Beach, and Lancaster II) with monthly interest only payments until September 2021, at which time both interest and principal payments will be due monthly. The separate assets of these encumbered properties are not available to pay our other debts.

(2)

This fixed rate loan encumbers five properties (Pompano Beach, Lake Worth, Jupiter, Royal Palm Beach, and Delray) with monthly interest only payments until June 2022, at which time both interest and principal payments will be due monthly. The separate assets of these encumbered properties are not available to pay our other debts.

(3)

This fixed rate loan encumbers 11 self storage properties (Asheville I, Arden, Asheville II, Hendersonville I, Asheville III, Asheville IV, Asheville V, Asheville VI, Asheville VII, Asheville VIII, and Hendersonville II) with monthly interest only payments until September 2019, at which time both interest and principal payments became due monthly.

(4)

This variable rate loan encumbers 10 of our Canadian properties and the amounts shown above are in USD based on the foreign exchange rate in effect of the dates presented. We purchased interest rate caps that cap CDOR at 3.0% until October 15, 2021. The separate assets of these encumbered properties are not available to pay our other debts.

(5)

This variable rate loan encumbers 29 properties (Morrisville, Cary, Raleigh, Vallejo, Xenia, Sidney, Troy, Greenville, Washington Court House, Richmond, Connersville, Port St Lucie, Sacramento, Concord, Oakland, Wellington, Doral, Naples, Baltimore, Aurora, Jones Blvd - Las Vegas, Russell Rd - Las Vegas, Riverside, Stockton, Azusa, Romeoville, Elgin, San Antonio, Kingwood). The separate assets of these encumbered properties are not available to pay our other debts.

(6)

This fixed rate loan encumbers 10 properties (Myrtle Beach I, Myrtle Beach II, Port St. Lucie, Plantation, Sonoma, Las Vegas I, Las Vegas II, Las Vegas III, Ft Pierce, Nantucket Island). The separate assets of these encumbered properties are not available to pay our other debts.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

(7)

This variable rate loan encumbers 16 properties (Colorado Springs, Aurora, Phoenix, 3173 Sweeten Creek Rd—Asheville, Elk Grove, Garden Grove, Deaverview Rd - Asheville, Highland Center Blvd - Asheville, Sarasota, Mount Pleasant, Pembroke Pines, Riverview, Eastlake, McKinney, Hualapai Way - Las Vegas, Gilbert). The separate assets of these encumbered properties are not available to pay our other debts.

(8)

On January 29, 2019, we entered into a $161.2 million notional interest rate swap whereby LIBOR was fixed at approximately 2.6% until August 1, 2020. On October 29, 2019, in connection with the pay off of the Senior Term Loan, we terminated approximately $75.7 million of this interest rate swap which required a settlement payment of approximately $0.6 million. The remaining $85.5 million of the interest rate swap effectively fixed the interest rate on the Secured Loan at 5.1% until August 1, 2020. To continue hedging our interest rate risk related to this loan, we purchased an interest rate cap on August 3, 2020 with a notional amount of $80 million that effectively caps LIBOR at 0.5% through August 2, 2021.

(9)

This variable rate loan bears interest at a rate of 1.95% plus Royal Bank of Canada Prime Rate, which was approximately 2.45% as of September 30, 2020, and in no event shall the total interest rate fall below 4.65% per annum. The Stoney Creek loan was assumed in the SSGT Mergers and had a balance of approximately $5 million USD as of the SSGT Mergers date. The Stoney Creek loan is secured by a first lien deed of trust on the Stoney Creek property and all improvements thereto, is cross-collateralized with the Torbarrie property, and is guaranteed by the Company. The amounts shown above are in USD based on the foreign exchange rate in effect as of September 30, 2020.

(10)

This variable rate loan bears interest at a rate of 1.95% plus Royal Bank of Canada Prime Rate, which was approximately 2.45% as of September 30, 2020, and in no event shall the total interest rate fall below 4.65% per annum. The Torbarrie loan was assumed in the SSGT Mergers and had no outstanding balance as of the date of the SSGT Mergers. The Torbarrie loan is a construction loan and is secured by a first lien deed of trust on the Torbarrie property and all improvements thereto, is cross-collateralized with the Stoney Creek property, and is guaranteed by the Company. The amounts shown above are in USD based on the foreign exchange rate in effect as of September 30, 2020.

(11)

This loan incurs interest at LIBOR plus 3%, which resulted in an interest rate of 3.15% as of September 30, 2020. However, in June 2019, we purchased an interest rate swap whereby LIBOR is fixed at 1.79% though February 15, 2022, which results in an effective fixed interest rate of 4.79% on this loan.

The weighted average interest rate on our consolidated debt, excluding the impact of our interest rate hedging activities, as of September 30, 2020 was approximately 3.73%.

We are subject to certain restrictive covenants relating to the outstanding debt. As of September 30, 2020, we were in compliance with all such covenants.

On January 24, 2019, in conjunction with the SSGT Mergers, we, through certain wholly-owned special purpose entities, entered into various financings (“SSGT Merger Financings”), as follows:

Merger Financings	Principal Borrowing as of Merger Date
CMBS SASB Loan	$235,000,000
CMBS Loan	104,000,000
Secured Loan	89,178,000
Senior Term Loan	72,000,000

Total	$500,178,000

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The proceeds from the SSGT Merger Financings were primarily used to facilitate the SSGT Mergers as previously described, including the payment of the SSGT merger consideration and the repayment, in full, of certain of our debt, as follows:

Merger Financings	Principal Repaid
Raleigh/Myrtle Beach promissory note	$11,862,471
Amended KeyBank Credit Facility	98,782,500
Oakland and Concord loan	19,443,753
$11M KeyBank Subordinate Loan	11,000,000

Total	$141,088,724

In conjunction with the SSGT Merger Financings, we recognized a loss on extinguishment of debt of approximately $1.5 million, primarily attributable to prepayment penalties related to the early pay off of the Raleigh/Myrtle Beach promissory note and the write-off of the unamortized loan premium and debt issuance costs on the repaid loans.

CMBS SASB Loan

This loan is a $235 million commercial mortgage-backed securities (“CMBS”), single-asset/single-borrower (“SASB”) financing (the “CMBS SASB Loan”) with KeyBank, National Association (“KeyBank”) and Citi Real Estate Funding Inc. or its affiliates (“Citibank”), as initial lenders (together, the “CMBS SASB Lenders”), comprised of (A) a mortgage loan in the amount of $180 million (the “CMBS SASB Mortgage Loan”) and (B) a mezzanine loan in the amount of $55 million (the “CMBS SASB Mezzanine Loan”). The CMBS SASB Mortgage Loan is secured by a first mortgage or deed of trust on each of 29 wholly owned properties (the “CMBS SASB Properties”), and the CMBS SASB Mezzanine Loan is secured by a pledge of the equity interests in the 29 special purpose entities that own the CMBS SASB Properties. Each loan has a maturity date of February 9, 2022, which may, in certain circumstances, be extended at the option of the respective borrower for two consecutive terms of one year each, as set forth in the respective loan agreement (collectively, the “CMBS SASB Loan Agreements”). Monthly payments due under the CMBS SASB Loan Agreements are interest-only, with the full principal amount becoming due and payable on the respective maturity date.

The amounts outstanding under the CMBS SASB Loan Agreements bear interest at an annual rate equal to LIBOR plus 3%. In addition, pursuant to the requirements of the CMBS SASB Loan Agreements: (a) the borrower with respect to the CMBS SASB Mortgage Loan has purchased an interest rate cap with a notional amount of $180 million, with an effective date of January 24, 2019, whereby LIBOR is capped at 3% through February 15, 2022 and (b) the borrower with respect to the CMBS SASB Mezzanine Loan has purchased an interest rate cap with a notional amount of $55 million, with an effective date of January 24, 2019, whereby LIBOR is capped at 3% through February 15, 2022. On June 7, 2019, to effectively terminate our $180 million and $55 million existing interest rate caps, we sold an offsetting interest rate cap with a notional amount of $235 million, whereby LIBOR is capped at 3% through February 15, 2022. We simultaneously entered into an interest rate swap with a notional amount of $235 million, whereby LIBOR is fixed at 1.79% through February 15, 2022. None of the CMBS SASB Loan may be prepaid, in whole or in part, without satisfying certain conditions as set forth in the respective CMBS SASB Loan Agreements, such as the payment of a spread maintenance premium if the prepayment is made within the first two years. Thereafter the CMBS SASB Loan may be prepaid in whole or in part at par without penalty.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The loan documents for the CMBS SASB Loan contain: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranties, with respect to the CMBS SASB Mortgage Loan (the “CMBS SASB Mortgage Loan Guaranty”), and with respect to the CMBS SASB Mezzanine Loan (the “CMBS SASB Mezzanine Loan Guaranty” and collectively the “CMBS SASB Guarantees”), each dated January 24, 2019, in favor of the CMBS SASB Lenders, the Company serves as a non-recourse guarantor with respect to each of the CMBS SASB Mortgage Loan and the CMBS SASB Mezzanine Loan and is subject to certain net worth and liquidity requirements, each as described in the CMBS SASB Guarantees.

CMBS Loan

The CMBS loan is a $104 million CMBS financing with KeyBank as lender (the “CMBS Lender”) pursuant to a mortgage loan (the “CMBS Loan”), and is secured by a first mortgage or deed of trust on each of 10 wholly owned properties. The loan has a maturity date of February 1, 2029. Monthly payments due under the loan agreement (the “CMBS Loan Agreement”) are interest-only, with the full principal amount becoming due and payable on the maturity date.

The amounts outstanding under the CMBS Loan bear interest at an annual fixed rate equal to 5%. Commencing two years after securitization, the CMBS Loan may be defeased in whole, but not in part, subject to certain conditions as set forth in the CMBS Loan Agreement.

The loan documents for the CMBS Loan contain: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranty dated January 24, 2019, in favor of the CMBS Lender, the Company serves as a non-recourse guarantor with respect to the CMBS Loan.

Secured Loan

This represents secured financing with KeyBank, Fifth Third Bank (“Fifth Third”), and SunTrust Bank (“SunTrust”) as equal co-lenders (the “Secured Lenders”) pursuant to a mortgage loan (the “Secured Loan”). The Secured Loan was secured by a first mortgage or deed of trust on each of 16 wholly owned properties. The loan has a maturity date of January 24, 2022, which may, in certain circumstances, be extended at the option of the borrower for one additional term equal to one year, as set forth in the Secured Loan Agreement. Monthly payments due under the Secured Loan Agreement are interest-only, with the full principal amount becoming due and payable on the maturity date. On January 24, 2019, the initial borrowing of approximately $89.2 million was made under the Secured Loan. As of December 31, 2019 and September 30, 2020, the outstanding balance on the Secured Loan was approximately $85.5 million.

The amounts outstanding under the Secured Loan Agreement bear interest at an annual rate equal to LIBOR plus 2.5%. On January 24, 2019, the borrowers entered into an interest rate swap arrangement with a notional amount of approximately $89.2 million, such that LIBOR was fixed at approximately 2.6% until August 1, 2020. On October 29, 2019, in connection with the settlement of a previously existing loan, we restructured this swap to reduce the notional amount to approximately $85.5 million, an amount equivalent to the then outstanding principal on the Secured Loan. On August 3, 2020, we purchased an interest rate cap with a notional amount of $80 million that effectively caps LIBOR at 0.5% through August 2, 2021. The Secured Loan may be prepaid at any time, subject to certain conditions as set forth in the Secured Loan Agreement.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The loan documents for the Secured Loan contain: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In particular, the Secured Loan Agreement imposes certain requirements on the Company such as a total leverage ratio, tangible net worth and liquidity requirements, fixed charge coverage ratios and limits on the amount of unhedged variable rate debt exposure. On May 8, 2020, we completed an amendment to the Secured Loan with the Secured Lenders. The Secured Loan amendment revised certain financial covenants, including increasing the REIT-level liquidity covenant from $10 million to $15 million, and the addition of a REIT-level debt service coverage ratio. Additionally, the amendment added a minimum rate for LIBOR of 0.50%. In addition, and pursuant to the terms of the full recourse guaranty (the “Secured Loan Guaranty”), dated January 24, 2019, in favor of the Secured Lenders, we, along with our Operating Partnership serve as full recourse guarantors with respect to the Secured Loan.

Canadian CitiBank Loan

On October 11, 2018, we, through 10 special purpose entities wholly owned by our Operating Partnership, entered into a loan agreement with CitiBank, N.A. (“CitiBank”), as lender. Under the terms of the loan agreement (the “CitiBank Loan Agreement”), we have a maximum borrowing capacity of $112 million CAD, of which we initially borrowed $99.3 million CAD (the “Initial Proceeds”). The Initial Proceeds were primarily used to pay off all of the existing loans encumbering 10 of our properties located in the greater Toronto area, Canada, all of which now serve as collateral under the CitiBank Loan Agreement. As of September 30, 2020, we had an outstanding balance of $111.3 million CAD, and have the right to receive future advances in the aggregate amount of up to $0.7 million CAD, subject to certain conditions as set forth in the CitiBank Loan Agreement.

The CitiBank Loan Agreement is a term loan, the original maturity date was October 9, 2020. The loan may, in certain circumstances, be extended at our option for three consecutive terms of one year each. We exercised the first one year extension option, extending the maturity date to October 9, 2021. Monthly payments due under the CitiBank Loan Agreement are interest-only, with the full principal amount becoming due and payable on the maturity date.

The amounts outstanding under the CitiBank Loan Agreement bear interest at a rate equal to the sum of the “CDOR” (as defined in the CitiBank Loan Agreement) and 2.25%. If we exercise our third extension option, the interest rate shall be increased by 0.25%. In addition, pursuant to the requirements of the CitiBank Loan Agreement, we have purchased interest rate caps with a combined notional amount of $112 million CAD, whereby the CDOR is capped at 3.00% through October 15, 2021.

The following table presents the future principal payment requirements on outstanding debt as of September 30, 2020:

2020	$184,142
2021	96,140,324
2022	323,426,408
2023	3,384,134
2024	47,043,621
2025 and thereafter	246,890,840

Total payments	717,069,469
Premium on secured debt, net	494,168
Debt issuance costs, net	(4,774,227)

Total	$712,789,410

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 8. Preferred Equity

Series A Convertible Preferred Stock

On October 29, 2019 (the “Commitment Date”), we entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in preferred shares (the aggregate shares to be purchased, the “Preferred Shares”) of our new Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”), in one or more closings (each, a “Closing,” and collectively, the “Closings”). The initial closing (the “Initial Closing”) in the amount of $150 million occurred on the Commitment Date, and the second and final closing in the amount of $50 million occurred on October 26, 2020. We incurred approximately $3.6 million in issuance costs related to the Series A Convertible Preferred Stock, which were recorded as a reduction to Series A Convertible Preferred stock on our consolidated balance sheets.

The shares of Series A Convertible Preferred Stock rank senior to all other shares our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is redeemed or repurchased in full. The dividends are payable in arrears for the prior calendar quarter on or before the 15th day of March, June, September and December of each year.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Convertible Preferred Stock will be entitled to receive a payment equal to the greater of (i) aggregate purchase price of all outstanding Preferred Shares, plus any accrued and unpaid dividends (the “Liquidation Amount”) and (ii) the amount that that would have been payable had the Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to such liquidation.

Subject to certain additional redemption rights, as described herein, we have the right to redeem the Series A Convertible Preferred Stock for cash at any time following the fifth anniversary of the Initial Closing. The amount of such redemption will be equal to the Liquidation Amount. Upon the listing of our common stock on a national securities exchange (the “Listing”), we have the right to redeem any or all outstanding Series A Convertible Preferred Stock at an amount equal to the greater of (i) the amount that would have been payable had such Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to the Listing, and then all of such Preferred Shares were sold in the Listing, or (ii) the Liquidation Amount, plus a premium amount (the “Premium Amount”) of 10%, 8%, 6%, 4%, or 2% if redeemed prior to the first, second, third, fourth, or fifth anniversary dates of issuance, respectively, or 0% if redeemed thereafter, as set forth in the Articles Supplementary. Upon a change of control event, we have the right to redeem any or all outstanding Series A Convertible Preferred Stock at an amount equal to the greater of (i) the amount that would have been payable had the Preferred Shares been converted into common stock pursuant to the terms of the Purchase Agreement immediately prior to such change of control or (ii) the Liquidation Amount, plus the Premium Amount, as set forth in the Articles Supplementary. In addition, subject to certain cure provisions, if we fail to maintain our status as a real estate investment trust, the holders of Series A Convertible Preferred Stock have the right to require us to repurchase the Series A Convertible Preferred Stock at an amount equal to the Liquidation Amount with no Premium Amount.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

At any time after the earlier to occur of (i) the second anniversary of the Initial Closing or (ii) 180 days after a Listing, the holders of Series A Convertible Preferred Stock have the right to convert any or all of the Series A Convertible Preferred Stock held by such holders into common stock at a rate per share equal to the quotient obtained by dividing the Liquidation Amount by the conversion price. The conversion price is $10.66, as may be adjusted in connection with stock splits, stock dividends and other similar transactions.

The holders of Series A Convertible Preferred Stock are not entitled to vote on any matter submitted to a vote of our stockholders, except that in the event that the dividend for the Series A Convertible Preferred Stock has not been paid for at least four quarters (whether or not consecutive), the holders of Series A Convertible Preferred Stock have the right to vote together with our stockholders on any matter submitted to a vote of our stockholders, upon which the holders of the Series A Convertible Preferred Stock and holders of common stock shall vote together as a single class. The number of votes applicable to a share of Series A Convertible Preferred Stock will be equal to the number of shares of common stock a share of Series A Convertible Preferred Stock could have been converted into as of the record date set for purposes of such stockholder vote. This foregoing limited voting right shall cease when all past dividend periods have been paid in full. In addition, the affirmative vote of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock is required in certain customary circumstances, as well as other circumstances, such as (i) our real estate portfolio exceeding a leverage ratio of 60% loan-to-value, (ii) entering into certain transactions with our Executive Chairman as of the Commitment Date, or his affiliates, (iii) effecting a merger (or similar) transaction with an entity whose assets are not at least 80% self storage related and (iv) entering into any line of business other than self storage and ancillary businesses, unless such ancillary business represents revenues of less than 10% of our revenues for our last fiscal year.

In connection with the issuance of the Series A Convertible Preferred Stock, we and the Investor also entered into an investors’ rights agreement (the “Investors’ Rights Agreement”) which provides the Investor with certain customary protections, including demand registration rights and “piggyback” registration rights with respect to our common stock issued to the Investor upon conversion of the Preferred Shares.

As of September 30, 2020, there were 150,000 Preferred Shares outstanding with an aggregate liquidation preference of approximately $152.5 million, which consisted of $150 million from the Initial Closing, approximately $2.3 million of accumulated and unpaid distributions, and approximately $0.1 million of accumulated and unpaid fees on the undrawn commitment. As of December 31, 2019, there were 150,000 Preferred Shares outstanding with an aggregate liquidation preference of approximately $151.7 million, which consisted of $150 million from the Initial Closing, approximately $1.7 million of accumulated and unpaid distributions, and approximately $0.1 million of accumulated and unpaid fees on the undrawn commitment. See Note 16 - Subsequent Events, for additional information

Note 9. Derivative Instruments

Interest Rate Derivatives

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we use interest rate swaps and caps as part of our interest rate risk management strategy. The effective portion of the change in the fair value of the derivative that qualifies as a cash flow hedge is recorded in accumulated other comprehensive income (loss) (“AOCI”) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

We do not use interest rate derivatives for trading or speculative purposes. Derivatives not designated as hedges are not speculative and are used to manage our exposure to interest rate movements and other identified risks but we have elected not to apply hedge accounting. Changes in the fair value of interest rate derivatives not designated in hedging relationships are recorded in other income (expense) as income within our consolidated statements of operations.

Foreign Currency Hedges

Our objectives in using foreign currency derivatives are to add stability to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar and to manage our exposure to exchange rate movements. To accomplish this objective, we use foreign currency forwards and foreign currency options as part of our exchange rate risk management strategy. A foreign currency forward contract is a commitment to deliver a certain amount of currency at a certain price on a specific date in the future. By entering into the forward contract and holding it to maturity, we are locked into a future currency exchange rate in an amount equal to and for the term of the forward contract. A foreign currency option contract is a commitment by the seller of the option to deliver, solely at the option of the buyer, a certain amount of currency at a certain price on a specific date. For derivatives designated as net investment hedges, the changes in the fair value of the derivatives are reported in accumulated other comprehensive income. Amounts are reclassified out of accumulated other comprehensive income (loss) into earnings when the hedged net investment is either sold or substantially liquidated.

The following table summarizes the terms of our derivative financial instruments as of September 30, 2020:

	Notional Amount		Strike	Effective Date	Maturity Date
Interest Rate Swaps:
LIBOR Swap	$235,000,000		1.79%	June 15, 2019	February 15, 2022
Interest Rate Cap:
LIBOR Cap	$80,000,000		0.50%	August 3, 2020	August 2, 2021
CDOR Cap	99,300,000	(1)	3.00%	October 11, 2018	October 15, 2021
CDOR Cap	1,000,000	(1)	3.00%	March 28, 2019	October 15, 2021
CDOR Cap	11,700,000	(1)	3.00%	May 28, 2019	October 15, 2021
Foreign Currency Forward:
Denominated in CAD	$95,000,000	(1)	1.334	February 10, 2020	February 10, 2021

(1)	Notional amounts shown are denominated in CAD.

On January 25, 2019, we settled a $90 million CAD foreign currency forward, receiving a net settlement of approximately $2.1 million and simultaneously entered into a $95 million CAD foreign currency forward. On July 8, 2019, we settled the $95 million CAD foreign currency forward, paying a net settlement of approximately $0.6 million and simultaneously entered into a $95 million CAD currency option. On December 9, 2019 the CAD currency option expired and we simultaneously entered into a two month $95 million CAD foreign currency forward. On February 10, 2020, we settled the CAD currency forward, receiving a net settlement of approximately $0.5 million and simultaneously entered into a one year $95 million CAD foreign currency forward. A portion of our gain (loss) from our settled and unsettled foreign currency hedges is recorded net in foreign currency hedge contract gain (loss) in our consolidated statements of comprehensive loss, the other portion, a loss of approximately $0.4 million and a gain of approximately $0.1 million related to the ineffective portion is recorded in other income (expense) within our consolidated statements of operations for the three and nine months ended September 30, 2020, respectively.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The following table summarizes the terms of our derivative financial instruments as of December 31, 2019:

	Notional Amount		Strike	Effective Date	Maturity Date
Interest Rate Swaps:
LIBOR Swap	$85,512,000		2.61%	January 24, 2019	August 1, 2020	(3)
LIBOR Swap	235,000,000		1.79%	June 15, 2019	February 15, 2022
Interest Rate Cap:
CDOR Cap	$99,300,000	(1)	3.00%	October 11, 2018	October 15, 2021
CDOR Cap	1,000,000	(1)	3.00%	March 28, 2019	October 15, 2021
CDOR Cap	11,700,000	(1)	3.00%	May 28, 2019	October 15, 2021
Foreign Currency Option:
Denominated in CAD	$95,000,000	(1)	1.323	December 9, 2019	February 10, 2020	(2)

(1)	Notional amount shown is denominated in CAD.
(2)

We settled this forward on February 10, 2020, receiving a net settlement of approximately $0.5 million and simultaneously entered into another $95 million CAD foreign currency forward with a maturity date of February 10, 2021.

(3)	On August 3, 2020, we entered into a LIBOR interest rate cap for a notional amount of $80 million which caps LIBOR at 0.5% through August 2, 2021.

The following table presents a gross presentation of the fair value of our derivative financial instruments as well as their classification on our consolidated balance sheets as of September 30, 2020 and December 31, 2019:

	Asset/Liability Derivatives
	Fair Value
Balance Sheet Location	September 30, 2020	December 31, 2019
Interest Rate Swaps
Accounts payable and accrued liabilities	$5,286,666	$1,695,140
Interest Rate Caps
Other assets	$—	$28,847
Foreign Currency Hedges
Other assets	$—	$—
Accounts payable and accrued liabilities	149,200	1,425,632

Note 10. Segment Disclosures

Prior to the Self Administration Transaction on June 28, 2019, we internally evaluated all of our properties and interests therein as one industry segment and, accordingly, did not report segment information.

Subsequent to the Self Administration Transaction, we now operate in two reportable business segments: (i) self storage operations and (ii) our Managed REIT Platform business.

Management evaluates performance based upon net operating income (“NOI”). For our self storage operations, NOI is defined as leasing and related revenues, less property level operating expenses. NOI for the Company’s Managed REIT Platform business represents Managed REIT Platform revenues less Managed REIT Platform expenses.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The following tables summarize information for the reportable segments for the periods presented:

	Three Months Ended September 30, 2020
		Managed REIT	Corporate
	Self Storage	Platform	and Other	Total
Revenues:
Self storage rental revenue	$26,706,201	$—	$—	$26,706,201
Ancillary operating revenue	1,431,952	—	—	1,431,952
Managed REIT Platform revenue	—	2,051,021	—	2,051,021
Reimbursable costs from Managed REITs	—	1,173,948	—	1,173,948

Total revenues	28,138,153	3,224,969	—	31,363,122

Operating expenses:
Property operating expenses	9,816,774	—	—	9,816,774
Managed REIT Platform expense	—	329,280	—	329,280
Reimbursable costs from Managed REITs	—	1,173,948	—	1,173,948
General and administrative	—	—	4,012,072	4,012,072
Depreciation	7,863,351	—	140,236	8,003,587
Intangible amortization expense	561,601	1,026,298	—	1,587,899
Other acquisition expenses	468,577	—	—	468,577
Contingent earnout expense	—	1,600,000	—	1,600,000

Total operating expenses	18,710,303	4,129,526	4,152,308	26,992,137

Operating income (loss)	9,427,850	(904,557)	(4,152,308)	4,370,985
Other income (expense):
Interest expense	(8,048,225)	—	(45,251)	(8,093,476)
Interest expense – accretion of fair market value of secured debt	32,788	—	—	32,788
Interest expense – debt issuance costs	(950,120)	—	(2,359)	(952,479)
Other	(139,829)	325,514	—	185,685

Net income (loss)	$322,464	$(579,043)	$(4,199,918)	$(4,456,497)

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

	Nine Months Ended September 30, 2020
		Managed REIT	Corporate
	Self Storage	Platform	and Other	Total
Revenues:
Self storage rental revenue	$77,221,013	$—	$—	$77,221,013
Ancillary operating revenue	3,768,213	—	—	3,768,213
Managed REIT Platform revenue	—	5,687,701	—	5,687,701
Reimbursable costs from Managed REITs	—	4,453,863	—	4,453,863

Total revenues	80,989,226	10,141,564	—	91,130,790

Operating expenses:
Property operating expenses	28,686,843	—	—	28,686,843
Managed REIT Platform expense	—	2,512,103	—	2,512,103
Reimbursable costs from Managed REITs	—	4,453,863	—	4,453,863
General and administrative	—	—	11,829,732	11,829,732
Depreciation	23,185,178	—	377,523	23,562,701
Intangible amortization expense	4,950,285	3,525,397	—	8,475,682
Other acquisition expenses	593,903	—	—	593,903
Contingent earnout adjustment	—	(5,100,000)	—	(5,100,000)
Impairment of goodwill and intangible assets	—	36,465,732	—	36,465,732
Impairment of investments in Managed REITs	—	4,376,879	—	4,376,879

Total operating expenses	57,416,209	46,233,974	12,207,255	115,857,438

Operating income (loss)	23,573,017	(36,092,410)	(12,207,255)	(24,726,648)
Other income (expense):
Interest expense	(24,581,790)	—	(135,418)	(24,717,208)
Interest expense – accretion of fair market value of secured debt	98,337	—	—	98,337
Interest expense – debt issuance costs	(2,825,162)	—	(7,078)	(2,832,240)
Other	(544,296)	3,312,206	146,930	2,914,840

Net loss	$(4,279,894)	$(32,780,204)	$(12,202,821)	$(49,262,919)

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

	Three Months Ended September 30, 2019
		Managed REIT	Corporate
	Self Storage	Platform	and Other	Total
Revenues:
Self storage rental revenue	$25,669,615	$—	$—	$25,669,615
Ancillary operating revenue	1,188,934	—	—	1,188,934
Managed REIT Platform revenue	—	1,192,665	—	1,192,665
Reimbursable costs from Managed REITs	—	1,536,800	—	1,536,800

Total revenues	26,858,549	2,729,465	—	29,588,014

Operating expenses:
Property operating expenses	9,655,599	—	—	9,655,599
Managed REIT Platform expense	—	1,248,665	—	1,248,665
Reimbursable costs from Managed REITs	—	1,536,800	—	1,536,800
General and administrative	—	—	3,519,557	3,519,557
Depreciation	7,470,184	—	169,006	7,639,190
Intangible amortization expense	2,503,987	1,237,059	—	3,741,046
Self administration transaction expenses	—	—	107,100	107,100
Other acquisition expenses	25,529	—	—	25,529
Contingent earnout adjustment	—	300,000	—	300,000
Total operating expenses	19,655,299	4,322,524	3,795,663	27,773,486

Operating income (loss)	7,203,250	(1,593,059)	(3,795,663)	1,814,528
Other income (expense):
Interest expense	(10,214,822)	—	(46,114)	(10,260,936)
Interest expense – accretion of fair market value of secured debt	33,191	—	—	33,191
Interest expense – debt issuance costs	(1,082,543)	—	—	(1,082,543)
Other	(106,450)	60,631	—	(45,819)

Net loss	$(4,167,374)	$(1,532,428)	$(3,841,777)	$(9,541,579)

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

	Nine Months Ended September 30, 2019
		Managed REIT	Corporate
	Self Storage	Platform	and Other	Total
Revenues:
Self storage rental revenue	$74,056,235	$—	$—	$74,056,235
Ancillary operating revenue	2,589,985	—	—	2,589,985
Managed REIT Platform revenue	—	1,221,727	—	1,221,727
Reimbursable costs from Managed REITs	—	1,583,909	—	1,583,909

Total revenues	76,646,220	2,805,636	—	79,451,856

Operating expenses:
Property operating expenses	26,630,201	—	—	26,630,201
Property operating expenses – affiliates	6,605,670	—	—	6,605,670
Managed REIT Platform expense	—	1,259,234	—	1,259,234
Reimbursable costs from Managed REITs	—	1,583,909	—	1,583,909
General and administrative	—	—	7,000,627	7,000,627
Depreciation	21,750,206	—	177,902	21,928,108
Intangible amortization expense	6,524,347	1,298,007	—	7,822,354
Self administration transaction expenses	—	—	1,595,371	1,595,371
Acquisition expenses – affiliates	84,061	—	—	84,061
Other acquisition expenses	109,765	—	—	109,765
Contingent earnout adjustment	—	300,000	—	300,000

Total operating expenses	61,704,250	4,441,150	8,773,900	74,919,300

Operating income (loss)	14,941,970	(1,635,514)	(8,773,900)	4,532,556
Other income (expense):
Interest expense	(28,537,117)	—	(47,623)	(28,584,740)
Interest expense – accretion of fair market value of secured debt	98,850	—	—	98,850
Interest expense – debt issuance costs	(2,997,801)	—	—	(2,997,801)
Net loss on extinguishment of debt	(1,487,867)	—	—	(1,487,867)
Gain resulting from acquisition of unconsolidated affiliates	8,017,353	—	—	8,017,353
Other	(414,871)	62,652	—	(352,219)

Net loss	$(10,379,483)	$(1,572,862)	$(8,821,523)	$(20,773,868)

The following table summarizes our total assets by segment as of September 30, 2020:

Segments	September 30, 2020
Self Storage	$1,158,358,937	(1)
Managed REIT Platform	37,895,289	(1)
Corporate and Other	33,512,424

Total assets	$1,229,766,650

(1)	Included in the assets of the Self Storage and the Managed REIT Platform segments as of September 30, 2020, are approximately $45.3 million and $8.4 million of goodwill, respectively.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 11. Related Party Transactions

Through the closing of the Self Administration Transaction on June 28, 2019, we incurred expenses under the following advisory and property management agreements; commencing on such closing and continuing thereafter we no longer incur such expenses. The Former Dealer Manager Agreement and the Transfer Agent Agreement described below were not impacted by the Self Administration Transaction.

Fees to Affiliates

Our Advisory Agreement with our Former External Advisor, our dealer manager agreement, as amended (“Former Dealer Manager Agreement”) with our Former Dealer Manager, our Property Management Agreements with our Former External Property Managers and our Transfer Agent Agreement with our Transfer Agent entitle such affiliates to specified fees upon the provision of certain services with regard to our Offering and investment of funds in real estate properties, among other services, as well as certain reimbursements, as described below.

Advisory Agreement

Prior to the Self Administration Transaction we did not have any employees. Our Former External Advisor was primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Former External Advisor received various fees and expenses under the terms of our Advisory Agreement. As a result of the Self Administration Transaction, on June 28, 2019, we acquired approximately 350 self storage professionals and other personnel and now perform such services on our own behalf.

Our Former External Advisor received acquisition fees equal to 1.75% of the contract purchase price of each property we acquired plus reimbursement of any acquisition expenses incurred by our Former External Advisor. Our Former External Advisor also received a monthly asset management fee equal to 0.05208%, which is one-twelfth of 0.625%, of our aggregate asset value, as defined in the Advisory Agreement.

Pursuant to the Advisory Agreement, our Former External Advisor was entitled to reimbursement of our Former External Advisor’s direct and indirect costs of providing administrative and management services to us.

Former Dealer Manager Agreement

In connection with our Primary Offering, our Former Dealer Manager received a sales commission of up to 7.0% of gross proceeds from sales of Class A Shares and up to 2.0% of gross proceeds from the sales of Class T Shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A Shares and Class T Shares in the Primary Offering under the terms of the Former Dealer Manager Agreement. In addition, our Former Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T Shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets; (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of both Class A Shares and Class T Shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Former Dealer Manager commencing after the termination of the Primary Offering; (iii) the fifth anniversary of the last day of the fiscal quarter in which our Primary Offering (i.e., excluding our distribution reinvestment plan

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

offering) terminated; and (iv) the date that such Class T Share is redeemed or is no longer outstanding. Our Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Former Dealer Manager re-allowed all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers.

Affiliated Former Dealer Manager

SAM owns a 15% non-voting equity interest in our Former Dealer Manager. Affiliates of our Former Dealer Manager own limited partnership interests in our Operating Partnership.

Transfer Agent Agreement

SAM owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (“Transfer Agent”), which is a registered transfer agent with the SEC. Pursuant to our transfer agent agreement, our Transfer Agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholder. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our Transfer Agent also conducts transfer agent and registrar services for other non-traded REITs sponsored by SRA.

Fees paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the transfer agent agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the transfer agent agreement upon 90 days’ prior written notice. In the event that we terminate the transfer agent agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the transfer agent agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

Property Management Agreements

As a result of the Self Administration Transaction, we now perform property management services on our own behalf.

Through June 28, 2019, pursuant to the property management agreements, our Former External Property Managers received: (i) a monthly management fee for each property equal to the greater of $3,000 or 6% of the gross revenues from the properties plus reimbursement of the property manager’s costs of managing the

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

properties and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, we had agreed with our Former External Property Managers or an affiliate to share equally in the net revenue attributable to the sale of tenant insurance, protection plans, or other indemnity plans at our properties. With respect to each new property we acquired for which we entered into a property management agreement with our Former External Property Managers we paid our Former External Property Managers a one-time start-up fee in the amount of $3,750.

Our self storage properties located in Canada were subject to separate property management agreements with our Former External Property Managers on terms substantially the same as the amended property management agreements described above.

All of our properties in the United States and Canada are operated under the “SmartStop® Self Storage” brand, which as a result of the Self Administration Transaction we now own.

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the year ended December 31, 2019, and the nine months ended September 30, 2020, as well as any related amounts payable as of December 31, 2019 and September 30, 2020:

	Year Ended December 31, 2019			Nine Months Ended September 30, 2020
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses	$975,985	$1,185,370	$—	$—	$—	$—
Transfer Agent fees	324,943	374,404	—	465,520	438,520	27,000
Asset management fees	3,622,559	3,622,559	—	—	—	—
Property management fees	2,983,110	2,983,110	—	—	—	—
Acquisition expenses	84,061	84,061	—	—	—	—
Capitalized
Acquisition costs	235,932	235,932	—	—	—	—
Self Administration Transaction working capital true-up	493,785	493,785	—	—	—	—
Additional paid-in capital
Stockholder servicing fee(1)	—	667,651	1,277,340	—	485,675	791,665

Total	$8,720,375	$9,646,872	$1,277,340	$465,520	$924,195	$818,665

(1)

We pay our Former Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares sold in the Primary Offering.

Please see Note 3 – Real Estate Facilities and Note 4 – Self Administration Transaction for detail regarding additional related party transactions.

Tenant Programs

We may offer a tenant insurance plan, tenant protection plan or similar program (collectively “Tenant Programs”) to customers at our properties. We and an affiliate of our Former External Property Manager

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

previously agreed to transfer our respective rights in such Tenant Programs revenue to a joint venture owned 50% by our TRS subsidiary and, through the date of the Self Administration Transaction, 50% by our Former External Property Manager’s affiliate (the “Former PM Affiliate”). Under the terms of the joint venture agreement, the TRS received 50% of the net economics generated from such Tenant Programs and the Former PM Affiliate received the other 50% of such net economics. In addition, we shared equally in the net revenue attributable to the sale of Tenant Programs at the properties we acquired in the SSGT Mergers on substantially similar terms as set forth above. In connection with the Self Administration Transaction we now wholly-own both such Tenant Programs joint venture entities.

For the three and nine months ended September 30, 2020, we recorded net revenues of approximately $1.2 million and $3.1 million, respectively, related to Tenant Programs which was included in ancillary operating revenue in the consolidated statements of operations. For the three and nine months ended September 30, 2019, we recorded net revenues of approximately $1.0 million and $2.0 million, respectively, related to Tenant Programs which was included in ancillary operating revenue in the consolidated statements of operations.

Acquisition of Self Storage Platform from SmartStop Asset Management, LLC and Other Transactions

As a result of the Self Administration Transaction, the advisor and property manager entities of SST IV and SSGT II, became our indirect subsidiaries. As a result, we are entitled to receive various fees and expense reimbursements under the terms of the SST IV and SSGT II advisory and property management agreements as described below.

Investment in Managed REIT

On September 21, 2020, a wholly owned subsidiary of our Operating Partnership (the “Preferred Investor”), entered into a preferred unit purchase agreement (the “SSGT II Unit Purchase Agreement”) with SS Growth Operating Partnership II, L.P. (the “SSGT II OP”) and SSGT II. Pursuant to the terms of the SSGT II Unit Purchase Agreement, the Preferred Investor agreed to purchase, in one or more tranches, up to 1.6 million units of limited partnership interest in SSGT II OP (the “SSGT II Preferred Units”) for an aggregate of up to $40 million (the “SSGT II Investment”). Upon the closing of each tranche of the SSGT II Investment, the Preferred Investor will be due an investment fee equal to 1% of the investment amount of such tranche. The Preferred Investor will receive distributions, payable monthly in arrears, at a rate of 7.25% per annum from the date of investment until 180 days after the date of investment, 8.25% per annum from 181 days after the date of investment until 360 days after the date of investment, and 9.25% per annum thereafter (collectively, the “Pay Rate”). The proceeds of the SSGT II Investment may be used by SSGT II OP to finance self-storage acquisition, development, and improvement activities, and working capital or other general partnership purposes. Each SSGT II Preferred Unit has a liquidation preference of $25.00, plus all accumulated and unpaid distributions. The foregoing distributions shall be payable monthly, and calculated on an actual/360 day basis, and any unpaid distributions shall accrue at the applicable Pay Rate.

On September 21, 2020, the Preferred Investor invested approximately $6.5 million in the SSGT II Operating Partnership. Such investment is included in investments in and advances to Managed REITs in our consolidated balance sheets. As of September 30, 2020, we were potentially required to purchase an additional $33.5 million in SSGT II Preferred Units.

For the three months ended September 30, 2020, we recorded income related to the SSGT II Preferred Units, totaling approximately $13,000 which is recorded within the Other line item in our consolidated statements of operations.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Subsequent to September 30, 2020, on October 29, 2020, and November 4, 2020, the Preferred Investor made additional preferred investments into SSGT II Operating Partnership of approximately $13 million and $13 million, respectively, increasing the total investment in SSGT II Preferred Units to approximately $32.5 million, and decreasing our potential requirement to purchase additional units to $7.5 million. On November 12, 2020, SSGT II redeemed $19 million of our SSGT II Preferred Units, reducing our investment in SSGT II Preferred Units to $13.5 million. See Note 16 - Subsequent Events, for additional information.

Advisory Agreement Fees

Our indirect subsidiaries, Strategic Storage Advisor IV, LLC, the advisor to SST IV (the “SST IV Advisor”), and SS Growth Advisor II, LLC, the advisor to SSGT II (the “SSGT II Advisor”), are entitled to receive various fees and expense reimbursements under the terms of the SST IV and SSGT II advisory agreements.

SST IV Advisory Agreement

The SST IV Advisor provides acquisition and advisory services to SST IV pursuant to an advisory agreement (the “SST IV Advisory Agreement”). SST IV is required to reimburse SST IV Advisor for organization and offering costs under the SST IV Advisory Agreement; however, the SST IV Advisor funds, and will not be reimbursed for 1.15% of the gross offering proceeds from the sale of Class W shares sold in the SST IV offering. Such amounts for the three and nine months ended September 30, 2020 totaled approximately none and $25,000, respectively. The SST IV Advisor will be required to reimburse SST IV within 60 days after the end of the month in which the SST IV public offering terminates to the extent SST IV paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the SST IV offering. The SST IV Advisory Agreement also requires the SST IV Advisor to reimburse SST IV to the extent that offering expenses, including sales commissions, dealer manager fees and organization and offering expenses, are in excess of 15% of gross proceeds from the SST IV offering.

Effective as of April 30, 2020, SST IV suspended its offering due to various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry due to such uncertainty and the termination of their dealer manager agreement. The termination of their public offering occurred on September 11, 2020.

Subsequent to the termination of SST IV’s primary offering, they determined that total organization and offering costs did not exceed 3.5% of the gross proceeds received from their primary offering, and thus we were not required to reimburse SST IV. Additionally, they determined that total organization and offering costs will not exceed 15% of the gross proceeds received in their primary offering, and thus we will not be required to reimburse SST IV for any excess offering costs.

The SST IV Advisor also receives a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of SST IV’s aggregate asset value, as defined.

The SST IV Advisor may potentially also be entitled to various subordinated distributions under SST IV’s operating partnership agreement pursuant to the special limited partnership interest and its cash flow participation distribution rights if SST IV (1) lists its shares of common stock on a national exchange, (2) terminates the SST IV Advisory Agreement, (3) liquidates its portfolio, or (4) enters into an Extraordinary Transaction, as defined in the SST IV operating partnership agreement.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The SST IV Advisory Agreement provides for reimbursement of the SST IV Advisor’s direct and indirect costs of providing administrative and management services to SST IV. The SST IV Advisor will be required to pay or reimburse SST IV the amount by which SST IV’s aggregate annual operating expenses, as defined, exceed the greater of 2% of SST IV’s average invested assets or 25% of SST IV’s net income, as defined, unless a majority of SST IV’s independent directors determine that such excess expenses were justified based on unusual and non-recurring factors.

SSGT II Advisory Agreement

The SSGT II Advisor provides acquisition and advisory services to SSGT II pursuant to an advisory agreement (the “SSGT II Advisory Agreement”). In connection with the SSGT II private placement offering, SSGT II is required to reimburse the SSGT II Advisor for organization and offering costs from the SSGT II private offering pursuant to the SSGT II Advisory Agreement.

Effective as of April 30, 2020, SSGT II suspended their offering due to various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry due to such uncertainty and the termination of their dealer manager agreement.

The SSGT II Advisor will receive a monthly asset management fee equal to 0.1042%, which is one-twelfth of 1.25%, of SSGT II’s aggregate asset value, as defined.

The SSGT II Advisor may also be potentially entitled to various subordinated distributions under SSGT II’s operating partnership agreement pursuant to the special limited partnership interest and its cash flow participation distribution rights. So long as the SSGT II Advisory Agreement has not been terminated (including by means of non-renewal), SSGT II is required to pay the SSGT II Advisor a distribution from its operating partnership (other than net sale proceeds), pursuant to a special limited partnership interest, equal to 10.0% of any amount distributed to stockholders in excess of the amount required to provide stockholders with an annual aggregate distribution equal to 5.0% (reflective of the weighted average purchase price per share), cumulative within the subject calendar year (as adjusted for partial periods outstanding). Such distribution will be reconciled and paid annually. The cash flow participation distribution may be payable in cash or operating partnership units (or any combination thereof), at the election of the SSGT II Advisor.

The SSGT II Advisor may also be potentially entitled to various subordinated distributions under SSGT II’s operating partnership agreement if SSGT II (1) lists its shares of common stock on a national exchange, (2) terminates the SSGT II Advisory Agreement, (3) liquidates its portfolio, or (4) merges with another entity or enters into an Extraordinary Transaction, as defined in the SSGT II operating partnership agreement.

The SSGT II Advisory Agreement provides for reimbursement of the SSGT II Advisor’s direct and indirect costs of providing administrative and management services to SSGT II.

Managed REIT Property Management Agreements

Our indirect subsidiaries, Strategic Storage Property Management IV, LLC and SS Growth Property Management II, LLC (collectively the “Managed REITs Property Managers”), are entitled to receive fees for their services in managing the properties owned by the Managed REITs pursuant to property management agreements entered into between the owner of the property and the applicable Managed REIT’s Property

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Manager. The Managed REIT’s Property Managers will receive a property management fee equal to 6% of the gross revenues from the properties, generally subject to a monthly minimum of $3,000 per property, plus reimbursement of the costs of managing the properties, and a one-time fee of $3,750 for each property acquired that would be managed by the Managed REITs Property Managers. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties. Pursuant to the property management agreements, we through our Operating Partnership employ the on-site staff for the Managed REITs’ properties.

The SST IV property manager will be entitled to a construction management fee equal to 5% of the cost of a related construction or capital improvement work project in excess of $10,000.

Summary of Fees and Revenue Related to the Managed REITs

Pursuant to the terms of the various agreements described above for the Managed REITs, the following summarizes the related party fees for the three and nine months ended September 30, 2020 and 2019:

Managed REIT Platform Revenues	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Property management agreement – SST IV	$367,256	$288,026	$1,039,753	$296,300
Property management agreement – SSGT II	90,069	40,222	241,624	40,822
Advisory agreement – SST IV	813,052	490,844	2,358,906	506,470
Advisory agreement – SSGT II	281,839	117,380	788,932	121,942
Tenant Program revenue – SST IV	252,885	120,498	610,635	120,498
Tenant Program revenue – SSGT II	73,011	15,895	152,624	15,895
Other Managed REIT revenue(1)	172,909	119,800	495,227	119,800

Total	$2,051,021	$1,192,665	$5,687,701	$1,221,727

(1)	Such revenues primarily includes construction management and development fees.

Reimbursable costs from Managed REITs includes reimbursement of both the SST IV and SSGT II Advisors’ direct and indirect costs of providing administrative and management services to the Managed REITs. Additionally, reimbursable costs includes reimbursement pursuant to the property management agreements for reimbursement of the costs of managing the Managed REITs’ properties, including wages and salaries and other expenses of employees engaged in operating, managing and maintaining such properties.

As of September 30, 2020, we had receivables due from SST IV and SSGT II totaling approximately $314,000 and $6,000, respectively, and as of December 31, 2019, we had receivables due from SST IV and SSGT II totaling approximately $100,000 and $175,000, respectively. Such amounts are included in investments in and advances to the Managed REITs line-item in our consolidated balance sheets. Such amounts included unpaid amounts relative to the above table, in addition to other direct routine expenditures of the Managed REITs that we directly funded.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Administrative Services Agreement

For the three and nine months ended September 30, 2020, we incurred fees payable to SAM under the Administrative Services Agreement of approximately $82,000 and $1.9 million, respectively, which were recorded in the Managed REIT Platform expenses line item in our consolidated statement of operations for the three and nine months ended September 30, 2020. We recorded reimbursements from SAM of approximately $0.1 million and $0.3 million, respectively, related to services provided to SAM as well as reimbursements of rent and overhead for the portion of the Ladera Office occupied by SAM, which were included in Managed REIT Platform revenue in our consolidated statement of operations for the three and nine months ended September 30, 2020, respectively.

As of September 30, 2020, a receivable of approximately $37,000 was due from SAM related to the Administrative Services Agreement and included in the other assets line in our consolidated balance sheet.

As of December 31, 2019, a payable of approximately $0.3 million was due to SAM related to the Administrative Services Agreement and included in the due to affiliates line in our consolidated balance sheet.

Note 12. Equity Based Compensation

We issue equity based compensation pursuant to the employee and director long-term incentive plan of SmartStop Self Storage REIT, Inc. (the “Plan”). Pursuant to the Plan, we are able to issue various forms of equity based compensation. Through September 30, 2020, we have issued equity based awards in two forms: (1) restricted stock awards consisting of shares of our common stock and (2) long-term incentive plan units of our Operating Partnership (“LTIP Units”).

Through March 2020, we had only issued restricted stock, which shares are subject to a time based vesting period. In April 2020 the Compensation Committee of the Board of Directors approved the 2020 executive compensation program for our executive officers, which included (1) performance based awards, and (2) time based awards. For both such awards the recipient could choose either LTIP Units or restricted stock consisting of shares of our common stock.

The fair value of the restricted stock and the LTIP Units was determined based on an estimated value per share, adjusted for an illiquidity discount due to the illiquid nature of the underlying equity. The fair value of the LTIP Units was further adjusted by applying an additional discount as the LTIP Units are not initially economically equivalent to our restricted stock. For the performance based awards, a fair value was determined for each performance ranking scenario, with stock compensation expense recorded using the fair value of the scenario determined to be probable of achievement.

Time Based Awards

We have granted various time based awards, which generally vest ratably over either one, three, or four years commencing in the year of grant, subject to the recipient’s continued employment or service through the applicable vesting date. All grants of time based restricted stock have limitations on transferability during the vesting period, and the grantee does not have the ability to vote any unvested shares. Transferability during the vesting period depends upon when the grant was made, as follows (i) with respect to grants of time based restricted stock made prior to April 2020, the restriction on transfers applies to the entirety of the grant, regardless of vesting, and (ii) with respect to grants of time based restricted stock made in or subsequent to April 2020, the restriction on transfer applies only to the unvested portion of the restricted stock.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

With respect to grants of time based restricted stock made to our executive officers in 2020, distributions began to accrue effective January 1, 2020 and are payable as distributions are paid on our Class A Shares without regard to whether the underlying restricted shares have vested. With respect to all other outstanding grants of time based restricted stock, distributions accrue on non-vested shares granted and are paid when the underlying restricted shares vest.

Holders of time based LTIP Units receive allocations of profits and losses with respect to the LTIP Units as of the effective date, distributions from the effective date in an amount equivalent to the distributions declared and paid on our Class A Shares, and the same voting rights as holders of common units, voting as a class with each LTIP Unit holder having one vote per LTIP Unit held. Prior to vesting, time based LTIP Units generally may not be transferred, other than by laws of descent and distribution.

The following table summarizes the activity related to our time based awards:

	Restricted Stock		LTIPs
Time Based Award Grants	Shares	Weighted-Average Grant-Date Fair Value	Units	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2018	21,438	$10.38	$—	$—
Granted	251,993	9.48	—	—
Vested	(7,625)	10.29	—	—
Forfeited	—	—	—	—

Unvested at December 31, 2019	265,806	9.53	—	—
Granted	72,383	9.78	214,521	9.09
Vested	(81,618)	9.57	—	—
Forfeited	(6,567)	9.78	—	—

Unvested at September 30, 2020	250,004	$9.58	214,521	$9.09

Performance Based Awards

With respect to performance based awards, the number of shares of restricted stock granted as of the grant date equaled 100% of the targeted award, whereas the number of LTIP Units granted as of the grant date equaled 200% of the targeted award. The targeted award for each executive was determined and approved by the Compensation Committee of our Board of Directors. The actual number of shares of restricted stock or LTIP Units, as applicable, to be issued upon vesting may range from 0% to 200% of the targeted award, such determination being based upon the results of the performance measure. Performance based awards vest based upon our performance as ranked amongst a peer group of self storage related companies. This comparison will be conducted using a performance measure of average annual same-store revenue growth, analyzed over a three-year period. Earned awards for the 2020 grant will vest, as applicable, no later than March 31, 2023.

Recipients of performance based restricted stock accrue distributions during the performance period, and such distributions will only be payable on the date that any such shares of restricted stock vest, based upon the performance level attained. Recipients of performance based LTIP Units are issued LTIP Units at 200% of the targeted award and are entitled to receive distributions and allocations of profits and losses with respect to the performance based LTIP Units as of the effective date of January 1, 2020 in an amount equal to 10% of the distributions and allocations available to such LTIP Units, until the Distribution Participation Date (as defined in

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

the Partnership Agreement). The remaining 90% of distributions will accrue and will be payable on the Distribution Participation Date based upon the performance level attained and number of performance based LTIP Units that vest. Following the Distribution Participation Date, recipients will be entitled to receive the full amount of distributions and allocations of profits and losses with respect to the vested performance-based LTIP Units, such amount being equivalent to distributions declared and paid on our Class A Shares.

The following table summarizes our activity related to our performance based awards:

	Restricted Stock		LTIPs
Performance Based Award Grants	Shares	Weighted-Average Grant-Date Fair Value	Units	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2019	—	$—	—	$—
Granted	5,752	9.78	130,638	9.09
Vested	—	—	—	—
Forfeited	—	—	—	—

Unvested at September 30, 2020	5,752	$9.78	130,638	$9.09

Holders of performance based restricted stock do not have any rights as a stockholder with respect to the unvested portion of such restricted stock awards. Prior to vesting, shares of performance based restricted stock generally may not be transferred, other than by laws of descent and distribution.

Holders of performance based LTIP Units have the same voting rights as holders of common units, voting as a class with each LTIP Unit holder having one vote per LTIP Unit held. Prior to vesting, performance based LTIP Units generally may not be transferred, other than by laws of descent and distribution.

LTIP Units are designed to qualify as “profits interests” in the Operating Partnership for federal income tax purposes. The profits interests’ characteristics of the LTIP Units mean that initially they will not be treated as economically equivalent in value to a common unit and the issuance of LTIP Units will not be a taxable event to the Operating Partnership or the recipient. If and when certain events occur pursuant to applicable tax regulations and in accordance with the Partnership Agreement, LTIP Units may increase in value over time and become equivalent to common units of limited partnership interest of our Operating Partnership on a one-for-one basis.

As of September 30, 2020, 5,330,483 shares of stock were available for issuance under the Plan.

We recorded approximately $0.5 million and $1.2 million of equity based compensation expense, primarily in general and administrative expense and to a lesser extent, in property operating expenses, within our consolidated statements of operations for the three and nine months ended September 30, 2020, respectively. As of September 30, 2020, there was approximately $4.2 million of total unrecognized compensation expense related to non-vested equity awards. Such cost is expected to be recognized over a weighted-average period of approximately 2.7 years.

Note 13. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted an amended and restated distribution reinvestment plan that allows both our Class A and Class T stockholders to have distributions otherwise distributable to them invested in additional shares of our

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Class A and Class T Shares, respectively. The purchase price per share pursuant to our distribution reinvestment plan is equivalent to the estimated value per share approved by our board of directors and in effect on the date of purchase of shares under the plan. In conjunction with the board of directors’ declaration of a new estimated value per share of our common stock on April 20, 2020, beginning in May 2020, shares sold pursuant to our distribution reinvestment plan are sold at the estimated value per share of $10.40 per Class A Share and Class T Share. On November 30, 2016, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $100.9 million in shares under our distribution reinvestment plan (our “DRP Offering”). We may amend or terminate the amended and restated distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. No sales commissions, dealer manager fee, or stockholder servicing fee will be paid on shares sold through the amended and restated distribution reinvestment plan. Through the termination of our Offering on January 9, 2017, we had sold approximately 1.1 million Class A shares and 0.1 million Class T Shares through our original distribution reinvestment plan. As of September 30, 2020, we had sold approximately 5.0 million Class A Shares and approximately 0.8 million Class T Shares through our DRP Offering.

Share Redemption Program

As described in Note 2 – Redeemable Common Stock, we have an SRP; please refer to Note 2 for additional details. Pursuant to the SRP, we may redeem the shares of stock presented for redemption for cash to the extent that such requests comply with the below terms of our SRP and we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the SRP with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

On August 20, 2020, our board of directors determined that it would be in the best interests of the Company to amend the terms of the SRP to revise the redemption price per share for all redemptions under the SRP to be equal to the most recently published estimated net asset value per share of the applicable share class (the “SRP Amendment”). Prior to the SRP Amendment, the redemption amount was the lesser of the amount the stockholders paid for their shares or the price per share in the current offering.

There are several limitations in addition to those noted above on our ability to redeem shares under the SRP including, but not limited to:

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan, less any prior redemptions.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the year ended December 31, 2019, we received redemption requests totaling approximately $4.9 million (approximately 0.5 million shares), approximately $4.5 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.4 million included in accounts payable and accrued liabilities as of December 31, 2019 and fulfilled in January 2020.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

During the six months ended June 30, 2020, approximately 0.1 million shares, or $1.3 million, were requested to be redeemed; however, due to the suspension of our SRP, no share redemption requests were fulfilled.

During the three months ended September 30, 2020, approximately $0.7 million (approximately $0.1 million shares), were then requested to be redeemed. On October 30, 2020, requests that were previously requested during the six months ended June 30, 2020 and had not been rescinded, as well as the requests from the three months ended September 30, 2020, were redeemed, such redemptions totaled approximately 0.1 million shares, or $1.3 million, and were included in accounts payable and accrued liabilities as of September 30, 2020.

Operating Partnership Redemption Rights

Generally, the limited partners of our Operating Partnership, excluding any limited partners with respect to their A-2 Units, have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year.

Additionally, the Class A-1 Units issued in connection with the Self Administration Transaction are subject to the general restrictions on transfer contained in the Operating Partnership Agreement. In addition, until the Lock-Up Expiration, the Class A-1 Units may not be sold, pledged, or otherwise transferred or encumbered except in certain limited circumstances set forth in the Contribution Agreement. The Class A-1 Units are otherwise entitled to all rights and duties of the Class A limited partnership units in the Operating Partnership, including cash distributions and the allocation of any profits or losses in the Operating Partnership.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 14. Declaration of Distributions

On March 30, 2020, our board of directors changed its distribution authorizations from a quarterly to monthly authorization starting with the second quarter of 2020. This change in the distribution policy was in order to give our board maximum flexibility to monitor and evaluate the situation related to the financial impact of COVID-19.

For the months of April, May, June, July, August, and September 2020, our board of directors authorized a daily distribution rate of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day of the period. After the stockholder servicing fee is paid, approximately $0.0014 per day will be paid per Class T share. On September 25, 2020, our board of directors changed its distribution

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

authorizations back to quarterly from monthly authorizations, starting with the fourth quarter of 2020. In connection with this, the board of directors authorized a daily distribution rate of approximately $0.00164 per day per share on the outstanding shares of common stock payable to Class A and Class T stockholders of record of such shares as shown on the Company’s books at the close of business on each day of the period commencing on October 1, 2020 and ending December 31, 2020. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 15. Selected Quarterly Data

The following is a summary of quarterly financial information for the periods shown below:

	Three months ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Total revenues	$29,588,014	$30,076,693	$30,298,123	$29,469,545	$31,363,122
Total operating expenses	$27,773,486	$26,965,933	$61,368,274	$27,497,027	$26,992,137
Operating income (loss)	$1,814,528	$7,055,456	$(31,070,151)	$1,972,518	$4,370,985
Net loss	$(9,541,579)	$(4,321,670)	$(37,743,581)	$(7,062,841)	$(4,456,497)
Net loss attributable to common stockholders	$(8,214,826)	$(5,431,504)	$(35,073,951)	$(8,491,421)	$(6,259,114)
Net loss per Class A Share-basic and diluted	$(0.14)	$(0.09)	$(0.59)	$(0.14)	$(0.10)
Net loss per Class T Share-basic and diluted	$(0.14)	$(0.09)	$(0.59)	$(0.14)	$(0.10)

Note 16. Subsequent Events

Issuance of Series A Preferred Stock

We entered into a Purchase Agreement with Extra Space Storage LP (the “Investor”) on October 29, 2019, in which the Investor agreed to purchase up to 200,000 shares of Series A Preferred Stock. At the close of the transaction, we issued 150,000 shares, with the remaining 50,000 shares issuable at our discretion until October 28, 2020.

On October 26, 2020, we exercised our option to issue an additional 50,000 shares of Series A Preferred Stock for $50 million in proceeds. We may use the proceeds to pay down existing debt, finance acquisitions and capital improvement projects, working capital or other general partnership purposes.

Investment in Managed REIT

Subsequent to September 30, 2020, on October 29, 2020, and November 4, 2020, the Preferred Investor invested an additional approximately $13 million and $13 million, respectively, in SSGT II Preferred Units in the SSGT II Operating Partnership. SSGT II utilized the funds to purchase through its operating partnership, self storage facilities located in Las Vegas, Nevada, and Olympia, Washington.

On November 12, 2020, SSGT II redeemed $19 million of our SSGT II Preferred Units, reducing our investment in SSGT II Preferred Units to $13.5 million.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Potential SST IV Merger

On November 10, 2020, the Company, SST IV, and SST IV Merger Sub, entered into the SST IV Merger Agreement.

The SST IV Merger Agreement provides that the Company will acquire SST IV by way of a merger of SST IV with and into SST IV Merger Sub, with SST IV Merger Sub being the surviving entity. The SST IV Merger is expected to close during the first half of 2021. At the effective time of the SST IV Merger (the “SST IV Merger Effective Time”), SST IV shall cease to exist as a separate entity in accordance with the applicable provisions of the Maryland General Corporation Law. The special committee of the board of directors of the Company (the “Committee”), the board of directors of the Company, the special committee of the board of directors of SST IV, and the board of directors of SST IV have unanimously approved the SST IV Merger, the SST IV Merger Agreement, and the transactions contemplated by the SST IV Merger Agreement. In addition, the special committee of the board of directors of SST IV and the board of directors of SST IV have approved an amendment to SST IV’s First Articles of Amendment and Restatement to remove the limitations on “roll-up transactions” (the “SST IV Charter Amendment”), which is necessary to consummate the SST IV Merger.

Pursuant to the terms and subject to the conditions set forth in the SST IV Merger Agreement, at the SST IV Merger Effective Time, each share of SST IV’s Class A Common Stock, $0.001 par value per share (“SST IV Class A Common Stock”), Class T Common Stock, $0.001 par value per share (“SST IV Class T Common Stock”), and Class W Common Stock, $0.001 par value per share (collectively with the SST IV Class A Common Stock and the SST IV Class T Common Stock, the “SST IV Common Stock”), issued and outstanding immediately prior to the SST IV Merger Effective Time (other than shares owned by the Company, any subsidiary of the Company, or any subsidiary of SST IV) will be converted into the right to receive 2.1875 shares of the Company’s Class A Common Stock, $0.001 par value per share (the “SmartStop Common Stock”), subject to the treatment of fractional shares in accordance with the SST IV Merger Agreement (the “SST IV Merger Consideration”). This exchange ratio represents an increase of $0.10 per share from SST IV’s most recent estimated Net Asset Value (NAV), when compared to SmartStop’s most recent estimated NAV of $10.40 per share. The transaction values SST IV at approximately $370 million, based on September 30, 2020 share counts and debt principal balances outstanding, and using the agreed exchange ratio and SmartStop’s estimated NAV per share of $10.40. Immediately prior to the SST IV Merger Effective Time, each restricted share of SST IV Common Stock granted under SST IV’s Employee and Director Long-Term Incentive Plan will become fully vested and non-forfeitable, and, at the SST IV Merger Effective Time, will be converted into the right to receive the SST IV Merger Consideration.

Assuming all of the conditions of the SST IV Merger are satisfied and the SST IV Merger is consummated in accordance with the terms in the SST IV Merger Agreement, the Company will acquire all of the real estate owned by SST IV, consisting of (i) 24 self storage facilities located in 9 states comprising approximately 18,000 self storage units and approximately 2.0 million net rentable square feet, and (ii) SST IV’s 50% equity interest in five unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (the “JV Properties”). The unconsolidated real estate ventures consist of one operating self storage property and four parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), owning the other 50% of such entities. Additionally, the Company will obtain SST IV’s rights to acquire: (i) a property that will be developed into a self storage facility in San Gabriel, California, and (ii) a tract of land located in Brampton, Ontario in the Greater Toronto Area of Ontario, Canada (the “Kingspoint Land”) that will be developed into a self storage facility pursuant to a joint venture with SmartCentres.

SMARTSTOP SELF STORAGE REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

The SST IV Merger Agreement contains customary representations, warranties, and covenants. The closing of the SST IV Merger is subject to and conditioned on the approval of the SST IV Merger and the SST IV Charter Amendment by the affirmative vote of the holders of not less than a majority of all outstanding shares of SST IV Common Stock. The closing of the SST IV Merger is neither subject to a financing condition nor to the approval of our stockholders.

The SST IV Merger Agreement prohibits SST IV and its subsidiaries and representatives from soliciting, providing information, or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The SST IV Merger Agreement also provides that at any time prior to receipt of the SST IV stockholder approval, SST IV and its representatives may, in certain circumstances, make an “Adverse Recommendation Change” (as that term is defined in the SST IV Merger Agreement) and terminate the SST IV Merger Agreement, subject to complying with certain conditions set forth in the SST IV Merger Agreement.

In connection with the termination of the SST IV Merger Agreement and SST IV’s entry into an alternative transaction with respect to a superior proposal, as well as under other specified circumstances, SST IV will be required to pay to the Company a termination payment of approximately $7.2 million. In addition, the SST IV Merger Agreement provides for customary expense reimbursements under specified circumstances set forth in the SST IV Merger Agreement.

We expect the SST IV Merger to close during the first half of 2021; however, there is no guarantee that the SST IV Merger will be consummated.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Strategic Storage Trust IV, Inc.

Ladera Ranch, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Strategic Storage Trust IV, Inc. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2017.

Costa Mesa, California

March 20, 2020

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2019 and 2018

	December 31,
	2019	2018
ASSETS
Real estate facilities:
Land	$53,834,093	$26,485,823
Buildings	195,950,218	103,015,323
Site improvements	11,597,977	6,478,932

	261,382,288	135,980,078
Accumulated depreciation	(6,742,793)	(1,769,436)

	254,639,495	134,210,642
Construction in process	608,203	—

Real estate facilities, net	255,247,698	134,210,642
Cash and cash equivalents	5,637,176	15,672,258
Restricted cash	128,177	123,182
Investments in unconsolidated real estate ventures	15,116,195	859,531
Other assets, net	7,500,324	6,919,074
Debt issuance costs, net of accumulated amortization	1,390,126	—
Intangible assets, net of accumulated amortization	3,449,999	4,158,073

Total assets	$288,469,695	$161,942,760

LIABILITIES AND EQUITY
Secured debt, net	$109,105,977	$63,777,861
Accounts payable and accrued liabilities	4,671,610	3,027,701
Due to affiliates	3,740,446	1,720,633
Distributions payable	1,139,137	603,497

Total liabilities	118,657,170	69,129,692

Commitments and contingencies (Note 7)
Redeemable common stock	5,793,896	2,093,989

Equity:
Strategic Storage Trust IV, Inc. equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at December 31, 2019 and 2018	—	—
Class A Common stock, $0.001 par value; 315,000,000 shares authorized; 4,756,969 and 2,962,849 shares issued and outstanding at December 31, 2019 and 2018, respectively	4,757	2,964
Class T Common stock, $0.001 par value; 315,000,000 shares authorized; 3,627,582 and 1,570,411 shares issued and outstanding at December 31, 2019 and 2018, respectively	3,628	1,570
Class W common stock, $0.001 par value; 70,000,000 shares authorized; 978,115 and 353,991 shares issued and outstanding at December 31, 2019 and 2018, respectively	978	354
Additional paid-in capital	196,355,036	102,710,956
Distributions	(17,155,027)	(6,106,597)
Accumulated deficit	(15,496,271)	(5,939,040)
Accumulated other comprehensive income (loss)	185,373	(96,670)

Total Strategic Storage Trust IV, Inc. equity	163,898,474	90,573,537

Noncontrolling interests in our Operating Partnership	120,155	145,542

Total equity	164,018,629	90,719,079

Total liabilities and equity	$288,469,695	$161,942,760

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenues:
Self storage rental revenue	$17,116,839	$5,736,613	$474,752
Ancillary operating revenue	131,502	27,415	652

Total revenues	17,248,341	5,764,028	475,404

Operating expenses:
Property operating expenses	5,887,316	1,851,022	205,357
Property operating expenses - affiliates	3,042,112	963,695	81,016
General and administrative	2,355,426	1,713,540	726,028
Depreciation	5,099,425	1,656,502	138,497
Intangible amortization expense	5,165,506	1,759,531	146,372
Acquisition expense - affiliates	652,167	666,416	187,641
Other property acquisition expenses	457,946	670,816	237,173

Total operating expenses	22,659,898	9,281,522	1,722,084

Operating loss	(5,411,557)	(3,517,494)	(1,246,680)
Other income (expense):
Interest expense	(2,867,178)	(907,602)	—
Interest expense - debt issuance costs	(1,264,178)	(434,029)	—
Other	(25,815)	139,172	—

Net loss	(9,568,728)	(4,719,953)	(1,246,680)
Net loss attributable to the noncontrolling interests in our Operating Partnership	11,497	11,668	15,925

Net loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(9,557,231)	$(4,708,285)	$(1,230,755)

Net loss per Class A share-basic and diluted	$(1.26)	$(1.39)	$(1.74)
Net loss per Class T share-basic and diluted	$(1.26)	$(1.39)	$(1.74)
Net loss per Class W share-basic and diluted	$(1.26)	$(1.39)	$(1.74)

Weighted average Class A shares outstanding-basic and diluted	3,917,822	2,179,746	577,117
Weighted average Class T shares outstanding-basic and diluted	2,888,155	971,724	94,823
Weighted average Class W shares outstanding-basic and diluted	756,121	231,901	36,614

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net loss	$(9,568,728)	$(4,719,953)	$(1,246,680)
Other comprehensive loss:
Foreign currency translation adjustment	282,043	(96,670)	—

Comprehensive loss	(9,286,685)	(4,816,623)	(1,246,680)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	11,469	11,766	15,925

Comprehensive loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(9,275,216)	$(4,804,857)	$(1,230,755)

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2019, 2018 and 2017

	Common Stock										Total
	Class A		Class T		Class W					Accumulated	Strategic	Noncontrolling
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Other Comprehensive Income (Loss)	Storage Trust IV, Inc. Equity	Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2016	44	$—	—	$—	—	$—	$1,000	$—	$—	$—	$1,000	$200,000	$201,000	$—
Gross proceeds from issuance of common stock	1,248,210	1,249	424,613	424	109,749	110	42,412,111	—	—	—	42,413,894	—	42,413,894	—
Offering costs	—	—	—	—	—	—	(5,760,103)	—	—	—	(5,760,103)	—	(5,760,103)	—
Changes to redeemable common stock	—	—	—	—	—	—	(183,420)	—	—	—	(183,420)	—	(183,420)	183,420
Distributions	—	—	—	—	—	—	—	(1,079,785)	—	—	(1,079,785)	—	(1,079,785)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(12,975)	(12,975)	—
Issuance of shares for distribution reinvestment plan	5,322	5	1,615	2	897	1	183,412	—	—	—	183,420	—	183,420	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(1,230,755)	—	(1,230,755)	—	(1,230,755)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(15,925)	(15,925)	—

Balance as of December 31, 2017	1,253,576	1,254	426,228	426	110,646	111	36,653,000	(1,079,785)	(1,230,755)	—	34,344,251	171,100	34,515,351	183,420
Gross proceeds from issuance of common stock	1,653,971	1,654	1,117,785	1,118	237,087	237	73,654,959	—	—	—	73,657,968	—	73,657,968	—
Offering costs	—	—	—	—	—	—	(7,606,292)	—	—	—	(7,606,292)	—	(7,606,292)	—
Changes to redeemable common stock	—	—	—	—	—	—	(2,019,737)	—	—	—	(2,019,737)	—	(2,019,737)	2,019,737
Redemptions of common stock	(1,200)	(1)	—	—	—	—	—	—	—	—	(1)	—	(1)	(109,168)
Issuance of restricted stock	3,000	3	—	—	—	—	—	—	—	—	3	—	3	—
Distributions	—	—	—	—	—	—	—	(5,026,812)	—	—	(5,026,812)	—	(5,026,812)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(13,890)	(13,890)	—
Issuance of shares for distribution reinvestment plan	53,502	54	26,398	26	6,258	6	2,019,651	—	—	—	2,019,737	—	2,019,737	—
Stock based compensation expense	—	—	—	—	—	—	9,375	—	—	—	9,375	—	9,375	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(4,708,285)	—	(4,708,285)	—	(4,708,285)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(11,668)	(11,668)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(96,670)	(96,670)	—	(96,670)	—

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2019, 2018 and 2017

	Common Stock										Total
	Class A		Class T		Class W					Accumulated	Strategic	Noncontrolling
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Other Comprehensive Income (Loss)	Storage Trust IV, Inc. Equity	Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2018	2,962,849	2,964	1,570,411	1,570	353,991	354	102,710,956	(6,106,597)	(5,939,040)	(96,670)	90,573,537	145,542	90,719,079	2,093,989
Gross proceeds from issuance of common stock	1,698,656	1,697	1,972,406	1,974	612,393	612	103,631,886	—	—	—	103,636,169	—	103,636,169	—
Offering costs	—	—	—	—	—	—	(10,169,608)	—	—	—	(10,169,608)	—	(10,169,608)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	157,025	—	—	—	157,025	—	157,025	—
Changes to redeemable common stock	—	—	—	—	—	—	(5,110,289)	—	—	—	(5,110,289)	—	(5,110,289)	5,110,289
Redemptions of common stock	(17,309)	(17)	(7,507)	(8)	(8,022)	(8)	—	—	—	—	(33)	—	(33)	(1,410,382)
Issuance of restricted stock	2,000	2	—	—	—	—	—	—	—	—	2	—	2	—
Distributions	—	—	—	—	—	—	—	(11,048,430)	—	—	(11,048,430)	—	(11,048,430)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(13,890)	(13,890)	—
Issuance of shares for distribution reinvestment plan	110,773	111	92,272	92	19,753	20	5,110,066	—	—	—	5,110,289	—	5,110,289	—
Stock based compensation expense	—	—	—	—	—	—	25,000	—	—	—	25,000	—	25,000	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(9,557,231)	—	(9,557,231)	—	(9,557,231)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(11,497)	(11,497)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	282,043	282,043	—	282,043	—

Balance as of December 31, 2019	4,756,969	$4,757	3,627,582	$3,628	978,115	$978	$196,355,036	$(17,155,027)	$(15,496,271)	$185,373	$163,898,474	$120,155	$164,018,629	$5,793,896

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities:
Net loss	$(9,568,728)	$(4,719,953)	$(1,246,680)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	10,264,931	3,416,033	284,869
Amortization of debt issuance costs	700,699	434,029	—
Stock based compensation expense related to issuance of restricted stock	25,000	9,375	—
Changes in operating assets and liabilities:
Other assets, net	(1,037,678)	(1,120,211)	(624,094)
Accounts payable and accrued liabilities	455,803	1,861,423	273,480
Due to affiliates	87,001	21,572	23,419

Net cash provided by (used in) operating activities	927,028	(97,732)	(1,289,006)

Cash flows from investing activities:
Purchase of real estate	(127,595,543)	(126,347,130)	(12,910,000)
Additions to real estate facilities	(1,497,340)	(436,517)	(27,799)
Deposits on acquisitions of real estate facilities	(200,000)	(2,500,000)	(400,000)
Return of deposits on acquisitions of real estate	—	750,000	—
Investments in unconsolidated real estate ventures	(12,686,690)	(909,372)	—
Deposits on acquisitions of investments in unconsolidated real estate ventures	(457,904)	(560,313)	—
Return of (investment in) preferred equity method investment	150,000	(2,450,000)	—

Net cash used in investing activities	(142,287,477)	(132,453,332)	(13,337,799)

Cash flows from financing activities:
Proceeds from issuance of revolving secured debt	124,000,000	62,000,000	—
Repayment of revolving secured debt	(17,000,000)	—	—
Proceeds from issuance of secured debt	6,000,000	—	—
Repayment of secured debt	(68,000,000)	—	—
Scheduled principal payments on secured debt	(120,975)	(19,423)	—
Debt issuance costs	(2,539,734)	(961,653)	—
Gross proceeds from issuance of common stock	103,199,471	74,542,378	42,215,956
Offering costs	(8,048,586)	(6,481,892)	(5,168,101)
Redemption of common stock	(744,608)	(26,955)	—
Distributions paid to common stockholders	(5,401,316)	(2,620,607)	(681,700)
Distributions paid to noncontrolling interest in our Operating Partnership	(13,890)	(14,469)	(11,225)

Net cash provided by financing activities	131,330,362	126,417,379	36,354,930

Change in cash, cash equivalents and restricted cash	(10,030,087)	(6,133,685)	21,728,125

Cash, cash equivalents and restricted cash, beginning of period	15,795,440	21,929,125	201,000

Cash, cash equivalents and restricted cash, end of period	$5,765,353	$15,795,440	$21,929,125

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2019, 2018 and 2017

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Supplemental disclosures and non-cash transactions:
Cash paid for interest	$2,834,412	$621,675	$—
Loan assumed during purchase of real estate facilities	$—	$2,322,606	$—
Proceeds from issuance of common stock in other assets	$—	$—	$197,938
Deposits applied to purchase of real estate	$1,200,000	$—	$—
Deposits applied to purchase of unconsolidated real estate ventures	$560,313	$—	$—
Construction in process included in accounts payable and accrued liabilities	$174,961	$—	$—
Investments in unconsolidated real estate ventures in accounts payable and accrued liabilities	$751,668	$—	$—
Offering costs included in due to affiliates	$2,016,693	$1,269,021	$564,209
Offering costs included in accounts payable and accrued liabilities	$45,556	$46,038	$27,793
Redemption of common stock in accounts payable and accrued liabilities	$747,897	$82,213	$—
Distributions payable	$1,139,137	$603,497	$216,415
Issuance of shares pursuant to distribution reinvestment plan	$5,110,289	$2,019,737	$183,420
Foreign currency translation adjustment	$282,043	$(96,670)	$—
Other assets included in accounts payable and accrued liabilities	$—	$84,547	$—

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Note 1. Organization

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. Our year-end is December 31. As used in this report, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

Prior to June 28, 2019, both we and Strategic Storage Trust II, Inc. (“SST II”) were sponsored by SmartStop Asset Management, LLC (“SAM,” or our “Prior Sponsor”). On June 28, 2019, SST II, and its operating partnership, Strategic Storage Operating Partnership II, L.P., entered into a series of transactions, agreements, and amendments to its existing agreements and arrangements (such agreements and amendments are referred to collectively as the “Self Administration Transaction”), with our Prior Sponsor, and its affiliates, pursuant to which, effective as of June 28, 2019, SST II acquired the self storage advisory, asset management, property management, investment management, and Tenant Programs (as defined in Note 6) of SAM, along with certain other assets, including SAM’s sole membership interest in SmartStop Storage Advisors, LLC, which owned all of the membership interests of our advisor and our property manager. Immediately after the Self Administration Transaction, SST II changed its name to SmartStop Self Storage REIT, Inc. (“SmartStop”). As a result of the Self Administration Transaction, SmartStop REIT Advisors, LLC, an indirect subsidiary of SmartStop, became the sponsor (our “Sponsor”) of our Public Offering of shares of our common stock, as described below. Our Sponsor owns 100% of Strategic Storage Advisor IV, LLC (our “Advisor”) and Strategic Storage Property Management IV, LLC (our “Property Manager”).

We have no employees. Our Advisor, a Delaware limited liability company, was formed on May 31, 2016. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the advisory agreement we entered into with our Advisor (our “Advisory Agreement”) on March 3, 2017. A majority of our officers are also officers of our Advisor and our Sponsor.

On June 15, 2016, our Advisor purchased 44 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001. Our Articles of Amendment and Restatement, which were filed with the State Department of Assessments and Taxation of Maryland on January 17, 2017, authorized 700,000,000 shares of common stock with a par value of $0.001, of which 315,000,000 shares are designated as Class A shares, 315,000,000 shares are designated as Class T shares, and 70,000,000 shares are designated as Class W shares, and 200,000,000 shares of preferred stock with a par value of $0.001. Upon the filing of our Articles of Amendment and Restatement, our Advisor’s 44 shares of our common stock were classified as Class A shares. We are offering a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”). Due to the proceeds raised in our Private Offering Transaction, there was not a minimum number of shares we needed to sell before accepting subscriptions for the Primary Offering. On March 17, 2017 (the “Effective Date”), the Securities and Exchange Commission (“SEC”) declared our registration statement effective and we commenced formal operations. As of December 31, 2019, approximately 4,396,000 Class A shares for gross offering proceeds of approximately $109.5 million, approximately 3,628,000 Class T shares for gross offering proceeds of approximately $87.8 million and approximately 978,000 Class W shares for gross offering proceeds of approximately $22.4 million had been sold in the Public Offering. We may continue to sell shares in the Public

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Offering until the earlier of 180 days after the third anniversary of the effective date of the Public Offering, September 13, 2020, or the effective date of the registration statement for our follow-on offering (SEC Registration No. 333-236176), which we initially filed with the SEC on January 31, 2020. We also reserve the right to terminate the Public Offering at any time.

We have invested the net proceeds from our Private Offering Transaction and the Public Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of December 31, 2019, we owned 22 operating self storage properties located in nine states (Arizona, California, Florida, Nevada, New Jersey, North Carolina, Texas, Virginia and Washington).

As of December 31, 2019, we owned 50% equity interests in four unconsolidated real estate ventures in the Greater Toronto Area that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust (“SmartCentres”) owning the other 50% of such entities. In addition, we had entered into two other contribution agreements with respect to two separate tracts of land in the Greater Toronto Area owned by SmartCentres. For more information, see Note 4.

On June 20, 2019, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $22.65 for our Class A shares, Class T shares, and Class W shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2019. As a result of the calculation of our estimated value per share, effective on June 21, 2019, the offering price of Class A shares became $24.89 per share, the offering price of Class T shares became $24.10 per share, and the offering price of Class W shares became $22.65 per share. In addition, shares sold pursuant to our distribution reinvestment plan are now sold at $22.65 per share for Class A, Class T, and Class W shares, effective for distribution payments being paid beginning in July 2019.

Our operating partnership, Strategic Storage Operating Partnership IV, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on June 2, 2016. On June 15, 2016, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 (8,889 partnership units) and on June 15, 2016, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire in the future. As of December 31, 2019, we owned approximately 99.9% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 0.1% of the common units are owned by our Advisor.

As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS IV, Inc., a Delaware corporation (the “TRS”) which was formed on June 2, 2016, and is a wholly owned subsidiary of our Operating Partnership.

Our Property Manager is a Delaware limited liability company which was formed on May 31, 2016 to manage our properties. An affiliate of our Sponsor owns the rights to the “SmartStop® Self Storage” brand. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. Please see Note 6 - Related Party Transactions - Property Management Agreement.

Our dealer manager is Select Capital Corporation, a California corporation (our “Dealer Manager”). On February 10, 2017, the Company executed a dealer manager agreement, as amended (the “Dealer Manager

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Agreement”), with our Dealer Manager. Our Dealer Manager is responsible for marketing our shares to be offered pursuant to our Primary Offering. Our Prior Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager.

Our Prior Sponsor owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (our “Transfer Agent”). On May 31, 2018, the Company executed an agreement (the “Transfer Agent Agreement”), with our Transfer Agent to provide transfer agent and registrar services to us that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Please see Note 6 - Related Party Transactions - Transfer Agent Agreement.

As we accept subscriptions for shares of our common stock, we transfer all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we are deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Primary Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, as amended (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

As of December 31, 2019 and 2018, we had not entered into any other contracts/interests that would be deemed to be variable interests in VIEs other than our joint ventures with SmartCentres and our preferred equity investment, which are all accounted for under the equity method of accounting. Please see Note 4 and Note 11 - Completed Acquisitions - Escondido Property. Other than the entities noted above, we do not currently have any relationships with unconsolidated entities or financial partnerships.

Under the equity method, our investments will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes and capital improvements in connection with the requirements of one of our loan agreements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs, as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $4.5 million and $5.5 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the years ended December 31, 2019 and 2018, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions of integrated sets of assets and activities that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the years ended December 31, 2019 and 2018, our acquisitions have not met the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or because the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed. During the years ended December 31, 2019 and 2018, we acquired eight and twelve properties, respectively, that did not meet the definition of a business, and we capitalized approximately $520,000 and $515,000, respectively, of acquisition-related transaction costs that would have otherwise been expensed under the guidance in effect prior to January 1, 2018.

During the years ended December 31, 2019, 2018, and 2017 we expensed approximately $1.1 million, $1.3 million, and $0.4 million, respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the years ended December 31, 2019, 2018 and 2017, no impairment losses were recognized.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. In March 2019, in connection with the acquisition of a self storage facility in Newark, New Jersey, we entered into a ten year operating lease with the seller for warehouse space. The lease contains scheduled base rent increases and future minimum lease payments totaling approximately $6.9 million. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Real Estate Facilities

Real estate facilities are recorded based on relative fair value as of the date of acquisition. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of December 31, 2019 and 2018, the gross amounts allocated to in-place lease intangibles were approximately $10.5 million and $6.1 million, respectively, and accumulated amortization of in-place lease intangibles totaled approximately $7.1 million and $1.9 million, respectively.

The total estimated future amortization expense of intangible assets for the years ending December 31, 2020 and 2021 is approximately $3.0 million and $0.4 million, respectively.

Debt Issuance Costs

The net carrying value of costs incurred in connection with our revolving credit facility are presented as debt issuance costs on our consolidated balance sheets. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of December 31, 2019 and 2018, accumulated amortization of debt issuance costs related to our revolving credit facility totaled approximately $0.2 million and none, respectively.

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the consolidated balance sheets as a reduction of the related debt. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of December 31, 2019 and 2018, accumulated amortization of debt issuance costs related to non revolving debt totaled approximately $4,000 and $0.4 million, respectively.

Organizational and Offering Costs

Our Advisor may fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, which we will recognize as a capital contribution from our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the initial public offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

In connection with our Primary Offering, our Dealer Manager will receive a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from the sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fee, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorize them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We record a liability within Due to Affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets.

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value. Our redeemable common shares are contingently redeemable at the option of the holder. When we determine we have a mandatory obligation to repurchase shares under the share redemption program, we will reclassify such obligations from temporary equity to a liability based upon their respective settlement values.

For the year ended December 31, 2019, we received redemption requests totaling approximately $1.4 million (approximately 62,000 shares), approximately $0.7 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2019, and fulfilled in January 2020. For the year ended December 31, 2018, we received redemption requests totaling approximately $110,000 (approximately 4,900 shares), approximately $30,000 of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $80,000 included in accounts payable and accrued liabilities as of December 31, 2018, and fulfilled in January 2019.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we will use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, variable - rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

The table below summarizes our fixed rate note payable at December 31, 2019 and 2018. The estimated fair value of financial instruments are subjective in nature and are dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	December 31, 2019		December 31, 2018
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$2,300,000	$2,182,207	$2,350,000	$2,303,183

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed elections to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented is computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed by including the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effect of unvested restricted stock was not included in the diluted weighted average shares as such shares were antidilutive.

Recently Issued Accounting Guidance

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” ASU 2016-02 amends the guidance on accounting for leases. Under ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under ASU 2016-02, lessor accounting is largely unchanged. It also includes extensive amendments to the disclosure requirements. ASU 2016-02 is effective for fiscal years and interim periods beginning after December 15, 2018. We adopted this standard on January 1, 2019 using the modified retrospective approach, without applying the provisions to comparative periods presented. Its adoption did not have a material impact on our consolidated financial statements as substantially all of our lease revenues are derived from month-to-month leases and, as lessee, we have no significant leases. In addition, the new standard requires a lessor to assess the collectability of rental payments and amounts previously reflected in property operating expenses as bad debt expense are reflected as an adjustment to self storage rental revenue. The impact of this was a reduction in both self storage rental revenue and property operating expenses of approximately $220,000 for the year ended December 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the years ended December 31, 2019 and 2018:

Real estate facilities
Balance at December 31, 2017	$12,339,539
Facility acquisitions	123,204,022
Improvements and additions	436,517

Balance at December 31, 2018	135,980,078
Facility acquisitions	124,338,543
Improvements and additions	1,063,667

Balance at December 31, 2019	$261,382,288

Accumulated depreciation
Balance at December 31, 2017	$(138,219)
Depreciation expense	(1,631,217)

Balance at December 31, 2018	(1,769,436)
Depreciation expense	(4,973,357)

Balance at December 31, 2019	$(6,742,793)

The following table summarizes the purchase price allocations for our acquisitions during the year ended December 31, 2019:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	2019 Revenue(2)	2019 Property Operating Income (Loss)(2)(3)
Plant City - FL	1/08/19	$13,688,543	$831,000	$14,519,543	$1,388,127	$861,419
Newark - NJ	3/26/19	28,616,948	1,429,000	30,045,948	2,387,683	1,597,033
Redmond - WA	7/23/19	11,090,690	434,000	11,524,690	357,979	188,043
Ocoee - FL	11/05/19	13,226,565	240,000	13,466,565	64,487	17,063
Ardrey Kell - NC	11/05/19	17,959,795	475,000	18,434,795	141,160	65,020
University City - NC	11/05/19	11,488,821	448,000	11,936,821	127,000	73,396
Charlottesville - VA	11/05/19	20,185,520	600,000	20,785,520	169,515	113,235
Surprise - AZ	12/12/19	8,081,661	—	8,081,661	812	(33,487)

		$124,338,543	$4,457,000	$128,795,543	$4,636,763	$2,881,722

(1)

The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid for the transaction, including capitalized acquisition costs.

(2)	The operating results of the facilities acquired above have been included in our consolidated statement of operations since their respective acquisition dates.
(3)	Property operating income (loss) excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

The following table summarizes the purchase price allocations for our acquisitions during the year ended December 31, 2018:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(1)	Debt Assumed	2018 Revenue(2)	2018 Property Operating Income(2)(3)
Riverside - CA	3/27/18	$6,583,372	$281,736	$6,865,108	—	$500,448	$259,590
Las Vegas I - NV	4/05/18	8,841,728	346,682	9,188,410	—	558,716	362,870
Puyallup - WA	5/22/18	12,958,853	672,423	13,631,276	—	745,745	481,834
Las Vegas II - NV	7/18/18	12,353,623	501,662	12,855,285	—	466,454	338,479
Naples - FL	8/01/18	26,321,299	972,211	27,293,510	—	773,181	578,949
Woodlands I - TX	10/10/18	9,723,302	432,000	10,155,302	—	203,176	122,513
Katy - TX	10/10/18	9,032,652	435,000	9,467,652	2,322,606	208,238	124,943
Humble - TX	10/10/18	7,846,806	405,000	8,251,806	—	201,356	102,998
Woodlands II - TX	10/10/18	9,036,618	441,000	9,477,618	—	202,579	123,418
College Station - TX	10/10/18	7,008,870	346,000	7,354,870	—	163,310	95,181
Cypress - TX	10/10/18	6,567,471	319,000	6,886,471	—	146,842	62,701
Queenston - TX	11/06/18	6,929,428	313,000	7,242,428	—	115,524	57,498

		$123,204,022	$5,465,714	$128,669,736	$2,322,606	$4,285,569	$2,710,974

(1)	The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid for the transaction.
(2)	The operating results of the facilities acquired above have been included in our consolidated statement of operations since their respective acquisition dates.
(3)	Property operating income excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.

Note 4. Investments in Unconsolidated Real Estate Ventures

We have entered into various agreements with a subsidiary of SmartCentres, an unaffiliated third party, to acquire tracts of land and develop them into self storage facilities.

The Company accounts for these investments using the equity method of accounting and they are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

The following table summarizes our investments in unconsolidated real estate ventures:

				Carrying Value of Investment
	Location	Date Real Estate Venture Acquired Land	Equity Ownership %	December 31, 2019	December 31, 2018	Expected Completion
Oshawa Property	Oshawa, Ontario	September 2018	50%	$1,793,565	$620,214	First half of 2021
East York Property	East York, Ontario	January 2019	50%	7,069,314	—	First half of 2020
Brampton Property	Brampton, Ontario	September 2019	50%	3,249,402	2,693	Second half of 2020
Vaughan Property	Vaughan, Ontario	August 2019	50%	2,902,858	236,624	Second half of 2020
Scarborough Property	Scarborough, Ontario	Expected in first half of 2020	50%	74,847	—	Second half of 2021
Kingspoint Property	Kingspoint, Ontario	Expected in second half of 2020	50%	26,209	—	First half of 2022

				$15,116,195	$859,531

Joint Ventures with SmartCentres - Scarborough and Kingspoint

In January 2019, one of our subsidiaries entered into two contribution agreements with a subsidiary of SmartCentres, for two tracts of land located in Scarborough, Ontario (the “Scarborough Land”) and Brampton, Ontario (the “Kingspoint Land,” and collectively with the Scarborough Land, the “Ontario II Lots”) in the Greater Toronto Area of Canada. Upon closing of the Ontario II Lots, self storage facilities will be developed on both of the Ontario II Lots in joint ventures with SmartCentres.

Upon closing, the Ontario II Lots will each be owned by a limited partnership (the “Ontario II Limited Partnerships”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) will each be a 50% limited partner and each have an equal ranking general partner in the Ontario II Limited Partnerships. It is intended that the Ontario II Limited Partnerships develop self storage facilities on the Ontario II Lots. The value of the Scarborough Land and the Kingspoint Land to be contributed by SmartCentres to the Ontario II Limited Partnerships has an agreed upon fair market value of approximately $1.8 million CAD and $3.3 million CAD, respectively. At closing, we (through our subsidiaries) will subscribe for 50% of the units in the Ontario II Limited Partnerships at an agreed upon subscription price of approximately $0.9 million CAD and $1.7 million CAD, respectively, representing contributions equivalent to 50% of the agreed upon fair market value of each parcel of land. In some circumstances, if we fail to complete the Scarborough Land and Kingspoint Land acquisition, we may forfeit up to approximately $300,000 CAD and $300,000 CAD, respectively in earnest money.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Note 5. Secured Debt

The Company’s debt is summarized as follows:

Secured Debt	December 31, 2019	December 31, 2018	Interest Rate	Maturity Date
Revolving KeyBank Credit Facility	$107,000,000	$—	3.3%	6/27/2022
KeyBank Credit Facility	—	62,000,000	N/A	N/A
Katy Loan	2,182,207	2,303,182	6.4%	9/1/2031
Debt issuance costs, net	(76,230)	(525,321)

Total Secured Debt	$109,105,977	$63,777,861

The weighted average interest rate on our consolidated debt as of December 31, 2019 was approximately 3.35%.

KeyBank Credit Facility

On July 31, 2018, the Company, through six special purpose entities (collectively, the “Prior Borrower”) wholly owned by our Operating Partnership, entered into a credit agreement (the “Credit Agreement”) with KeyBank, National Association (“KeyBank”), as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger.

Under the terms of the Credit Agreement, the Prior Borrower had an initial maximum borrowing capacity up to $70 million (the “KeyBank Credit Facility”). From July 31, 2018 to October 30, 2018, we borrowed $62 million on the KeyBank Credit Facility to finance the acquisition of seven self storage facilities. On October 31, 2018, and pursuant to the terms of the Credit Agreement, the maximum borrowing capacity of the KeyBank Credit Facility was reduced to $62 million, which was the amount outstanding on the KeyBank Credit Facility as of that date and as of December 31, 2018. On January 8, 2019, the KeyBank Credit Facility was amended in order to allow the Prior Borrower to draw an additional $6 million, which was used in connection with the acquisition of the Plant City property. The maximum borrowing capacity and the amount outstanding on the KeyBank Credit Facility was increased to $68 million.

On June 27, 2019, the KeyBank Credit Facility was repaid in full and terminated with proceeds from the Revolving KeyBank Credit Facility. The KeyBank Credit Facility was a term loan that had a maturity date of July 31, 2019. Payments due under the KeyBank Credit Facility were interest-only. As of June 27, 2019, the applicable interest rate was approximately 4.9% which was based on LIBOR plus 250 basis points.

Revolving KeyBank Credit Facility

On June 27, 2019, we, through our Operating Partnership, and certain affiliated entities (collectively, the “Borrower”), entered into an amended and restated credit agreement (the “Revolving KeyBank Credit Facility”) with KeyBank, as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger. The Revolving KeyBank Credit Facility replaced the KeyBank Credit Facility.

Under the terms of the Revolving KeyBank Credit Facility, we had an initial maximum borrowing capacity of $55 million. On June 27, 2019, $43 million was drawn on the Revolving KeyBank Credit Facility to repay in full and terminate the KeyBank Credit Facility. The Revolving KeyBank Credit Facility may be increased, to a maximum credit facility size of $300 million, in minimum increments of $20 million, which KeyBank will arrange on a best efforts basis. On August 9, 2019, we entered into an amendment and joinder to amend and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

restate the Revolving KeyBank Credit Facility (the “First Amendment”) with KeyBank. Under the terms of the First Amendment, we added an additional $45 million to our maximum borrowing capacity for a total of $100 million with the admission of Texas Capital Bank (“Texas Capital”), Fifth Third Bank (“Fifth Third”) and SunTrust Bank (“SunTrust”) (the “Subsequent Lenders”). The Subsequent Lenders also became a party to the Revolving KeyBank Credit Facility through a joinder agreement in the First Amendment.

On November 5, 2019, we entered into an amendment and joinder to amend and restate the Revolving KeyBank Credit Facility (the “Second Amendment”) with KeyBank. Under the terms of the Second Amendment, we added an additional $35 million to increase our maximum borrowing capacity to a total of $135 million. In conjunction with the increase of the maximum borrowing capacity we drew $65 million on the Revolving KeyBank Credit Facility to close the four properties (Ocoee, Ardrey Kell, University City, and Charlottesville) and three properties were added as collateral to the loan (Redmond, Charlottesville, and University City).

On January 31, 2020, we, through seven wholly-owned special purposes entities, entered into a $40.5 million CMBS financing with KeyBank as lender pursuant to a mortgage loan (the “CMBS Loan”), see Note 11 for further details. We used $40 million of the proceeds from the CMBS Loan to pay down the Revolving KeyBank Credit Facility. As a result of this, seven properties (Jensen Beach, Texas City, Riverside, Las Vegas I, Puyallup, Las Vegas II, and Plant City) were released as collateral under the Revolving KeyBank Credit Facility and now serve as collateral under the CMBS Loan. Accordingly, as of January 31, 2020, we had an outstanding principal balance under the Revolving KeyBank Credit Facility of $73 million.

The Revolving KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on June 27, 2022, with two one-year extension options subject to certain conditions outlined further in the Revolving KeyBank Credit Facility. Monthly payments due pursuant to the Revolving KeyBank Credit Facility are interest-only and the principal balance is due at maturity. The Revolving KeyBank Credit Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Revolving KeyBank Credit Facility) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Revolving KeyBank Credit Facility). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Revolving KeyBank Credit Facility) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Revolving KeyBank Credit Facility). The Applicable Rate means the percentage rate corresponding to our total leverage, which are as follows for Eurodollar Loans: (1) 225 basis points with a total leverage ratio greater than or equal to 55%; (2) 200 basis points with a total leverage ratio greater than or equal to 45% but less than 55%; (3) 175 basis points with a total leverage ratio greater than or equal to 35% but less than 45%; and (4) 150 basis points with a total leverage ratio less than 35%. As of December 31, 2019, the total interest rate was approximately 3.3% which was based on LIBOR plus 150 basis points. Our Operating Partnership purchased interest rate caps with a notional amount of $105 million, such that in no event will LIBOR exceed 3.00% thereon through July 1, 2021.

The Revolving KeyBank Credit Facility is fully recourse, jointly and severally, to each of the Borrowers and is secured by cross-collateralized first mortgage liens on the Mortgaged Properties. As of December 31, 2019, the facility encumbered the following 18 properties (Jensen Beach, Texas City, Riverside, Las Vegas I, Puyallup, Las Vegas II, Naples, Woodlands I, Humble, Woodlands II, College Station, Cypress, Queenston, Plant City, Newark, Redmond, Charlottesville, and University City). The Revolving KeyBank Credit Facility may be prepaid or terminated at any time without penalty, provided, however, that the Lenders shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated as of June 27, 2019, in favor of the Lenders, we serve as a guarantor of all obligations due under the Revolving KeyBank Credit Facility.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Revolving KeyBank Credit Facility, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Revolving KeyBank Credit Facility) necessary to maintain compliance with the financial covenants.

The Revolving KeyBank Credit Facility contains: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; and events of default all as set forth in such loan documents. In particular, the aggregate borrowing base availability under the Revolving KeyBank Credit Facility is limited by a minimum Debt-Service-Coverage-Ratio, maximum Loan-to-Value Ratio, minimum number of Mortgaged Properties, and minimum required Pool Value for the Mortgaged Properties (capitalized terms are as defined in the Revolving KeyBank Credit Facility). In addition, we must meet certain requirements as of the close of each fiscal quarter including a maximum Total Leverage Ratio, a minimum Tangible Net Worth, a minimum Fixed Charge Ratio and required Interest Rate Protection (capitalized terms are as defined in the Revolving KeyBank Credit Facility). As of December 31, 2019, we were in compliance with all such covenants.

Katy Loan

On October 10, 2018, in connection with the acquisition of the property in Katy, Texas (the “Katy Property”), we, through a special purpose entity formed to acquire and hold the Katy Property, assumed an approximately $2.3 million loan from John Hancock Life Insurance Company (U.S.A) (the “Katy Loan”), which is secured by a deed of trust on the Katy Property. The Katy Loan has a fixed annual interest rate of approximately 6.4% and matures on September 1, 2031.

The following table presents the future principal payment requirements on outstanding secured debt as of December 31, 2019:

2020	$128,922
2021	137,392
2022	107,146,419	(1)
2023	156,038
2024	166,290
2025 and thereafter	1,447,146

Total payments	109,182,207
Debt issuance costs, net	(76,230)

Total	$109,105,977

(1)

On January 31, 2020, we entered into a 10 year, interest only $40.5 million CMBS Loan. We used the proceeds of the CMBS Loan to pay down $40 million on the Revolving KeyBank Credit Facility. For more information please see Note 11.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Note 6. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and our Dealer Manager Agreement with our Dealer Manager entitle our Advisor and our Dealer Manager to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Public Offering may be paid by our Advisor on our behalf and reimbursed to our Advisor from the proceeds of our Public Offering; provided, however, that our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses. Organization and offering costs consist of all expenses (other than sales commissions, the dealer manager fee, stockholder servicing fees and dealer manager servicing fees) to be paid by us in connection with the Public Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Public Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As noted above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor will fund, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, and is required to reimburse us within 60 days after the end of the month in which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees, dealer manager servicing fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Public Offering. Our Advisor also receives a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of our aggregate asset value, as defined. Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

As of December 31, 2019, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

As of December 31, 2018, we had incurred total operating expenses for the 12 months then ended that exceeded the greater of 2% of our average invested assets or 25% of our net income, as defined, in the four consecutive fiscal quarters then ended by approximately $210,000 (the “Excess Expenses”). On March 7, 2019, our board of directors, including all of the independent directors, determined that there were unusual and non-recurring factors sufficient to justify the Excess Expenses, including but not limited to: (1) the amounts reflect legitimate operating expenses necessary for the operation of our business; (2) we are still in the acquisition and development stage of our operations; (3) the start-up costs associated with our operations, including the expenses associated with being a public company (such as audit and legal services, director and officer liability insurance and fees for directors), are significant and disproportionate to our average invested assets and net income; and (4) our average invested assets were low due to us owning between two and 14 properties during the four fiscal quarter periods.

Dealer Manager Agreement

In connection with our Primary Offering, our Dealer Manager receives a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Dealer Manager does not receive an upfront sales commission or dealer manager fee from sales of Class W shares in the Primary Offering. In addition, our Dealer Manager receives an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Dealer Manager also receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by the Company with the assistance of our Dealer Manager commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fees, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made by us with the assistance of our Dealer Manager commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding.

Our Dealer Manager enters into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our Dealer Manager will re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Dealer Manager, payment of attendance fees required for employees of our Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Dealer Manager will also receive reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses are considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We record a liability as due to affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Affiliated Dealer Manager

Our Prior Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Dealer Manager.

Property Management Agreement

Our Property Manager receives: (i) a monthly management fee for the property equal to the greater of $3,000 or 6% of the gross revenues from the property plus reimbursement of the Property Manager’s costs of managing the property and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, our Property Manager or an affiliate has the exclusive right to offer insurance plans, protection plans or similar programs (collectively “Tenant Programs”) to the tenants and is entitled to substantially all of the benefits of such Tenant Programs. The property management agreement has a three year term and automatically renews for successive three year periods thereafter, unless we or our Property Manager provide prior written notice at least 90 days prior to the expiration of the term. After the end of the initial three year term, either party may terminate a property management agreement generally upon 60 days prior written notice. With respect to each new property we acquire for which we enter into a property management agreement with our Property Manager we will also pay our Property Manager a one-time start-up fee in the amount of $3,750.

All of our properties are operated under the “SmartStop® Self Storage” brand. An affiliate of our sponsor owns the rights to the “SmartStop® Self Storage” brand.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Transfer Agent Agreement

Our Prior Sponsor is the owner and manager of our Transfer Agent, which is a registered transfer agent with the SEC. Pursuant to our transfer agent agreement, our Transfer Agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholders. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our Transfer Agent also conducts transfer agent and registrar services for our Sponsor and a private REIT sponsored by our Sponsor.

It is the duty of our board of directors to evaluate the performance of our Transfer Agent. In connection with the engagement of our Transfer Agent, we paid a one-time initial setup fee. In addition, the other fees to be paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the Transfer Agent Agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days’ prior written notice. In the event that we terminate the Transfer Agent Agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the years ended December 31, 2018 and 2019, as well as any related amounts payable as of December 31, 2018 and 2019.

	Year Ended December 31, 2018			Year Ended December 31, 2019
	Incurred	Paid	Payable	Incurred	Paid	Payable
Expensed
Operating expenses (including organizational costs)	$775,948	$754,396	$26,616	$1,247,017	$1,200,196	$73,437
Asset management fees	613,637	615,399	7,833	2,027,231	1,989,408	45,656
Property management fees	350,058	358,818	—	1,014,881	1,014,881	—
Transfer Agent expenses	163,898	153,355	10,543	275,899	273,542	12,900
Acquisition expenses	666,416	666,416	—	652,167	652,167	—
Capitalized
Acquisition expenses	76,890	76,890	—	44,740	44,740	—
Additional Paid-in Capital
Selling commissions	3,884,006	3,838,693	45,313	4,702,176	4,714,469	33,020
Dealer Manager fees	1,352,419	1,351,849	16,253	1,774,215	1,772,811	17,657
Stockholder Servicing Fees and Dealer Manager Servicing Fees(1)	1,297,283	216,670	1,595,773	2,661,417	729,179	3,528,011
Offering costs	356,021	371,085	18,302	266,409	254,946	29,765

Total	$9,536,576	$8,403,571	$1,720,633	$14,666,152	$12,646,339	$3,740,446

(1)

We pay our Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

Tenant Programs

We may offer a tenant insurance plan, tenant protection plan or similar program to customers at our properties pursuant to which our Property Manager or an affiliate is entitled to substantially all of the net revenue attributable to the sale of Tenant Programs at our properties.

In order to protect the interest of the Property Manager in receiving these revenues in light of the fact that we control the properties and, hence, the ability of the Property Manager to receive such revenues, we and an affiliate of our Property Manager agreed to transfer our respective rights in such revenue to a joint venture entity

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

owned 0.1% by our TRS subsidiary and 99.9% by our Property Manager’s affiliate (the “PM Affiliate”). Under the terms of the operating agreement of the joint venture entity, dated March 27, 2018 (the “JV Agreement”), our TRS will receive 0.1% of the net revenues generated from such Tenant Programs and the PM Affiliate will receive the other 99.9% of such net revenues. The JV Agreement further provides, among other things, that if a member or its affiliate terminates all or substantially all of the property management agreements or defaults in its material obligations under the JV Agreement or undergoes a change of control, as defined, (the “Triggering Member”), the other member generally shall have the right (but not the obligation) to either (i) sell all of its interest in the joint venture to the Triggering Member at fair market value (as agreed upon or as determined under an appraisal process) or (ii) purchase all of the Triggering Member’s interest in the joint venture at 95% of fair market value. For the years ended December 31, 2019 and 2018, an affiliate of our Property Manager received net revenue from this joint venture of approximately $393,000 and $110,000, respectively.

Storage Auction Program

Our Sponsor owns a minority interest in a company that owns 50% of an online auction company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company receives a service fee for such services. During the years ended December 31, 2019 and 2018, we paid approximately $10,000 and $1,200 in fees to the Auction Company related to our properties, respectively. Our properties receive the proceeds from such online auctions.

Note 7. Commitments and Contingencies

Distribution Reinvestment Plan

We adopted a distribution reinvestment plan that will allow our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. The plan became effective on the effective date of our Public Offering. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. On June 20, 2019, our board of directors approved the Amended and Restated Distribution Reinvestment Plan, which replaced our prior distribution reinvestment plan, and became effective for distribution payments being paid beginning in July 2019. The Amended and Restated Distribution Reinvestment Plan sets the price for our shares to be equal to the estimated value per share of the Class A Shares, Class T Shares, and Class W Shares approved by the board of directors and in effect on the date of purchase of the shares under the Amended and Restated Distribution Reinvestment Plan.

As of December 31, 2019, we have sold approximately 170,000 Class A shares, 120,000 Class T shares and 26,000 Class W shares through our distribution reinvestment plan offering.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders. The complete terms of our share redemption program are described in detail in our prospectus.

As a result of our board of directors approving an estimated net asset value per share on June 20, 2019, the per share price for the repurchase of a given class of shares is equal to the then-current estimated net asset value per share for such class of shares.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

For the year ended December 31, 2019, we received redemption requests totaling approximately $1.4 million (approximately 62,000 shares), approximately $0.7 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2019, and fulfilled in January 2020. For the year ended December 31, 2018, we received redemption requests totaling approximately $110,000 (approximately 4,900 shares), approximately $30,000 of which were fulfilled during the year ended December 31, 2018, with the remaining approximately $80,000 included in accounts payable and accrued liabilities as of December 31, 2018, and fulfilled in January 2019.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Note 8. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the years ended December, 31, 2019 and 2018.

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Total revenues	$3,459,128	$4,309,571	$4,502,793	$4,976,849
Total operating expenses	4,779,831	5,400,052	5,929,491	6,550,524
Operating loss	(1,320,703)	(1,090,481)	(1,426,698)	(1,573,675)
Net loss	(2,416,506)	(2,752,178)	(1,959,538)	(2,440,506)
Net loss attributable to common stockholders	(2,412,725)	(2,748,977)	(1,957,502)	(2,438,027)
Net loss per Class A share-basic and diluted	(0.43)	(0.37)	(0.24)	(0.27)
Net loss per Class T share-basic and diluted	(0.43)	(0.37)	(0.24)	(0.27)
Net loss per Class W share-basic and diluted	(0.43)	(0.37)	(0.24)	(0.27)

	Three months ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Total revenues	$358,104	$824,113	$1,565,837	3,015,974
Total operating expenses	952,026	1,877,012	2,394,010	4,058,474
Operating loss	(593,922)	(1,052,899)	(828,173)	(1,042,500)
Net loss	(568,747)	(956,985)	(1,185,278)	(2,008,943)
Net loss attributable to common stockholders	(566,467)	(954,195)	(1,182,557)	(2,005,066)
Net loss per Class A share-basic and diluted	(0.26)	(0.32)	(0.31)	(0.44)
Net loss per Class T share-basic and diluted	(0.26)	(0.32)	(0.31)	(0.44)
Net loss per Class W share-basic and diluted	(0.26)	(0.32)	(0.31)	(0.44)

Note 9. Declaration of Distributions

Cash Distribution Declaration

On December 18, 2019, our board of directors declared a daily distribution rate for the first quarter of 2020 of approximately $0.00427 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books as of the close of business on each day during the period commencing on January 1, 2020 and ending March 31, 2020. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00361 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00396 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Note 10. Potential Acquisitions

San Gabriel Property

On January 4, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in San Gabriel, California (the “San Gabriel Property”). The purchase price for the San Gabriel Property is approximately $13.5 million, plus closing and acquisition costs. We expect the acquisition of the San Gabriel Property to close in the first half of 2021 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our Public Offering and/or debt financing. If we fail to acquire the San Gabriel Property, in addition to the incurred acquisition costs, we may also forfeit approximately $200,000 in earnest money as a result.

Piscataway Property

On August 7, 2019, a subsidiary of our Sponsor assigned its interest in a purchase and sale agreement, as subsequently amended, with an unaffiliated third party for the acquisition of a self storage facility located in Piscataway, New Jersey (the “Piscataway Property”) to one of our subsidiaries. The purchase price for the Piscataway Property is approximately $8.5 million, plus closing and acquisition costs. We expect the acquisition of the Piscataway Property to close in the second quarter of 2020. We expect to fund such acquisition with net proceeds from our Public Offering and/or our revolving credit facility. If we fail to acquire the Piscataway Property, we may also forfeit approximately $100,000 in earnest money as a result.

Note 11. Subsequent Events

Completed Acquisition

Escondido Property

On April 16, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in Escondido, California (the “Escondido Property”). On January 17, 2020, upon issuance of the certificate of occupancy, we acquired the Escondido Property for a purchase price of approximately $18.0 million plus closing and acquisition costs which was primarily funded with a $9.0 million draw on the Revolving KeyBank Credit Facility and a $7.0 million draw on the KeyBank Bridge Loan. In conjunction with the acquisition, our approximately $2.5 million preferred equity investment in the entity that developed the Escondido Property along with the preferred return was redeemed as a reduction to the purchase price. Such investment had an annual preferred return of 8%, paid quarterly, with an additional 4% preferred return redeemable at the close of the property. We accounted for this preferred equity investment using the equity method of accounting and it is included in other assets in the accompanying consolidated balance sheets as of December 31, 2019 and 2018, respectively.

Potential Acquisition

Punta Gorda Property

On March 17, 2020, a subsidiary of our Sponsor assigned its interest in a purchase and sale agreement with an unaffiliated third party for the acquisition of a self storage facility located in Punta Gorda, Florida (the “Punta Gorda Property”) to one of our subsidiaries. The purchase price for the Punta Gorda Property is approximately $17.5 million, plus closing and acquisition costs. We expect the acquisition of the Punta Gorda Property to close in the second quarter of 2020. We expect to fund such acquisition with net proceeds from our Public Offering and/or debt financing. If we fail to acquire the Punta Gorda Property, we may also forfeit approximately $175,000 in earnest money as a result.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

CMBS Loan

On January 31, 2020, we, through seven wholly-owned special purposes entities, entered into a $40.5 million CMBS financing with KeyBank National Association (“KeyBank”) as lender pursuant to a mortgage loan (the “CMBS Loan”). We used $40 million of the proceeds from the CMBS Loan to pay down the Revolving KeyBank Credit Facility, as described below under the heading “Revolving KeyBank Credit Facility.” The CMBS Loan is secured by a first mortgage or deed of trust on each of seven properties owned by us. The loan has a maturity date of February 1, 2030. Monthly payments due under the loan agreement (the “CMBS Loan Agreement”) are interest-only, with the full principal amount becoming due and payable on the maturity date.

The amounts outstanding under the CMBS Loan bear interest at an annual fixed rate equal to 3.56%. Commencing two years after securitization, the CMBS Loan may be defeased in whole, but not in part, subject to certain conditions as set forth in the CMBS Loan Agreement.

The loan documents for the CMBS Loan contain: customary affirmative and negative covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranty dated January 31, 2020 in favor of KeyBank, we serve as a non-recourse guarantor with respect to the CMBS Loan.

KeyBank Bridge Loan

On January 17, 2020, we closed on a bridge loan (the “KeyBank Bridge Loan”) with KeyBank. Until March 31, 2020, we may make a limited number of draws on the KeyBank Bridge Loan, up to an aggregate amount of $12 million. The draws are secured by pledges of equity interests in certain of our property owning subsidiaries and a pledge of the proceeds received by us from certain capital events. Concurrent with the closing, we drew $7 million on the KeyBank Bridge Loan to close the Escondido Property, which was secured by a pledge of the equity interests in four of our property owning subsidiaries. Monthly payments are interest only at a rate of LIBOR plus 275 basis points, and the KeyBank Bridge Loan must be paid in full by July 15, 2020. We serve as a full recourse guarantor. On January 29, 2020, we paid down $3 million of the Bridge Loan.

Revolving KeyBank Credit Facility

On January 17, 2020, in conjunction with the acquisition of the Escondido Property we drew $9.0 million on the Revolving KeyBank Credit Facility. On January 31, 2020, we, through seven wholly-owned special purposes entities, entered into the previously described CMBS Loan. We used $40 million of the proceeds from the CMBS Loan to pay down the Revolving KeyBank Credit Facility. As a result of this, seven properties were released as collateral under the Revolving KeyBank Credit Facility and now serve as collateral under the CMBS Loan. Accordingly, as of January 31, 2020, we had an outstanding principal balance under the Revolving KeyBank Credit Facility of $73 million.

Offering Status

As of March 6, 2020, in connection with our Private Offering Transaction and Public Offering, we have issued approximately 5,157,000 Class A shares for gross offering proceeds of approximately $127.4 million, approximately 3,829,000 Class T shares for gross offering proceeds of approximately $92.4 million and approximately 1,072,000 Class W shares for gross offering proceeds of approximately $24.4 million.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

Novel Coronavirus (COVID-19) Update

In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to many other countries and infections have been reported globally, including in the United States and in some of the markets in which we operate. Our rental revenue and operating results depend significantly on the demand for self storage space. While we have not seen a significant impact on the demand for self storage space resulting from the COVID-19 outbreak as of the date of this report, if the outbreak causes weakness in national, regional and local economies that negatively impact the demand for self storage space and/or increase bad debts, our business, financial condition, liquidity, results of operations and prospects could be adversely impacted.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

SCHEDULE III

December 31, 2019

			Initial Cost to Company				Gross Carrying Amount at December 31, 2019
Description	ST	Encumbrance	Land	Building and Improvements	Total	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	(1) Total	Accumulated Depreciation	Date of Construction	Date Acquired
Jensen Beach	FL	$2,447,349	$902,914	$3,813,828	$4,716,742	$134,292	$902,914	$3,948,120	$4,851,034	$(414,164)	1979	4/11/2017
Texas City	TX	3,935,535	811,062	6,783,936	7,594,998	188,123	811,062	6,972,059	7,783,121	(526,747)	2010	11/17/2017
Riverside	CA	3,386,735	1,110,557	5,472,815	6,583,372	159,851	1,110,557	5,632,666	6,743,223	(324,429)	1984	3/27/2018
Las Vegas I	NV	4,523,887	2,218,730	6,622,998	8,841,728	69,985	2,218,730	6,692,983	8,911,713	(364,584)	1996	4/05/2018
Puyallup	WA	6,724,029	3,370,390	9,588,463	12,958,853	88,567	3,370,390	9,677,030	13,047,420	(561,924)	1990	5/22/2018
Las Vegas II	NV	6,328,498	2,150,182	10,203,441	12,353,623	94,956	2,150,182	10,298,397	12,448,579	(486,083)	2006	7/18/2018
Naples	FL	13,215,685	6,977,488	19,343,811	26,321,299	49,789	6,977,488	19,393,600	26,371,088	(828,708)	2001	8/01/2018
Woodlands I	TX	4,425,005	932,000	8,791,302	9,723,302	106,227	932,000	8,897,529	9,829,529	(342,984)	2002	10/10/2018
Katy	TX	2,182,207	945,000	8,087,652	9,032,652	82,807	945,000	8,170,459	9,115,459	(311,438)	2003	10/10/2018
Humble	TX	3,664,572	1,129,000	6,717,806	7,846,806	66,584	1,129,000	6,784,390	7,913,390	(311,907)	2004	10/10/2018
Woodlands II	TX	4,677,156	2,075,000	6,961,618	9,036,618	127,730	2,075,000	7,089,348	9,164,348	(303,244)	2007	10/10/2018
College Station	TX	3,626,971	1,065,000	5,943,870	7,008,870	36,967	1,065,000	5,980,837	7,045,837	(262,260)	2004	10/10/2018
Cypress	TX	3,090,087	1,484,000	5,083,471	6,567,471	82,648	1,484,000	5,166,119	6,650,119	(220,919)	2002	10/10/2018
Queenston	TX	3,149,417	1,314,500	5,614,928	6,929,428	53,867	1,314,500	5,668,795	6,983,295	(214,083)	2007	11/06/2018
Plant City	FL	7,169,002	1,168,000	12,520,543	13,688,543	70,889	1,168,000	12,591,432	13,759,432	(515,665)	2004	1/08/2019
Newark	NJ	14,832,418	12,815,000	15,801,948	28,616,948	5,250	12,815,000	15,807,198	28,622,198	(379,556)	1931	3/26/2019
Redmond	WA	5,685,760	4,506,000	6,584,690	11,090,690	30,123	4,506,000	6,614,813	11,120,813	(100,645)	1997	7/23/2019
Ocoee	FL	—	1,171,000	12,055,585	13,226,585	1,847	1,171,000	12,057,432	13,228,432	(56,295)	2019	11/05/2019
Ardrey Kell	NC	—	2,354,000	15,605,795	17,959,795	3,999	2,354,000	15,609,794	17,963,794	(73,169)	2018	11/05/2019
University City	NC	5,883,526	2,134,000	9,354,821	11,488,821	3,993	2,134,000	9,358,814	11,492,814	(45,267)	2017	11/05/2019
Charlottesville	VA	10,234,368	1,806,270	18,379,250	20,185,520	3,448	1,806,270	18,382,698	20,188,968	(84,539)	2017	11/05/2019
Surprise	AZ	—	1,394,000	6,687,661	8,081,661	66,021	1,394,000	6,753,682	8,147,682	(14,183)	2019	12/12/2019

		$109,182,207	$53,834,093	$206,020,232	$259,854,325	$1,527,963	$53,834,093	$207,548,195	$261,382,288	$(6,742,793)

(1)	The aggregate cost of real estate for United States federal income tax purposes is $284,727,246.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2019

Activity in real estate facilities during 2019 was as follows:

2019
Real estate facilities
Balance at beginning of year	$135,980,078
Facility acquisitions	124,338,543
Improvements	1,063,667

Balance at end of year	$261,382,288

Accumulated depreciation
Balance at beginning of year	$(1,769,436)
Depreciation expense	(4,973,357)

Balance at end of year	$(6,742,793)

Real estate facilities, net	$254,639,495

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30, 2020 (Unaudited)	December 31, 2019
ASSETS
Real estate facilities:
Land	$57,745,927	$53,834,093
Buildings	227,111,853	195,950,218
Site improvements	12,384,628	11,597,977

	297,242,408	261,382,288
Accumulated depreciation	(12,507,445)	(6,742,793)

	284,734,963	254,639,495
Construction in process	812,379	608,203

Real estate facilities, net	285,547,342	255,247,698
Cash and cash equivalents	10,213,897	5,637,176
Restricted cash	566,229	128,177
Investments in unconsolidated real estate ventures (Note 4)	7,880,895	15,116,195
Other assets, net	3,990,002	7,500,324
Debt issuance costs, net of accumulated amortization	861,590	1,390,126
Intangible assets, net of accumulated amortization	1,147,598	3,449,999

Total assets	$310,207,553	$288,469,695

LIABILITIES AND EQUITY
Secured debt, net	$126,082,450	$109,105,977
Accounts payable and accrued liabilities	4,264,691	4,671,610
Due to affiliates	1,815,103	3,740,446
Distributions payable	1,265,531	1,139,137

Total liabilities	133,427,775	118,657,170

Commitments and contingencies (Note 7)
Redeemable common stock	11,084,494	5,793,896
Equity:
Strategic Storage Trust IV, Inc. equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; none issued and outstanding at September 30, 2020 and December 31, 2019	—	—
Class A Common stock, $0.001 par value; 315,000,000 shares authorized; 5,431,314 and 4,756,969 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	5,431	4,757
Class T Common stock, $0.001 par value; 315,000,000 shares authorized; 4,018,228 and 3,627,582 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	4,018	3,628
Class W Common stock, $0.001 par value; 70,000,000 shares authorized; 1,102,717 and 978,115 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively	1,102	978
Additional paid-in capital	219,192,569	196,355,036
Distributions	(28,363,989)	(17,155,027)
Accumulated deficit	(24,869,978)	(15,496,271)
Accumulated other comprehensive (loss) income	(375,578)	185,373

Total Strategic Storage Trust IV, Inc. equity	165,593,575	163,898,474

Noncontrolling interests in our Operating Partnership	101,709	120,155

Total equity	165,695,284	164,018,629

Total liabilities and equity	$310,207,553	$288,469,695

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues:
Self storage rental revenue	$6,033,260	$4,454,337	$16,538,477	$12,173,703
Ancillary operating revenue	61,286	48,456	163,663	97,789

Total revenues	6,094,546	4,502,793	16,702,140	12,271,492

Operating expenses:
Property operating expenses	2,522,763	1,653,511	6,858,532	4,145,330
Property operating expenses - affiliates	1,173,553	767,862	3,390,798	2,078,575
General and administrative	920,347	672,582	2,502,863	1,782,454
Depreciation	2,071,758	1,261,774	5,899,252	3,533,813
Intangible amortization expense	673,465	1,340,317	2,746,401	3,774,255
Acquisition expenses - affiliates	74,546	159,371	342,192	481,857
Other property acquisition expenses	4,327	74,074	50,012	313,089

Total operating expenses	7,440,759	5,929,491	21,790,050	16,109,373

Operating loss	(1,346,213)	(1,426,698)	(5,087,910)	(3,837,881)
Other income (expense):
Interest expense	(1,067,673)	(476,423)	(3,139,590)	(2,109,907)
Interest expense - debt issuance costs	(376,783)	(61,784)	(1,055,455)	(1,157,426)
Equity in loss of unconsolidated real estate venture	(154,052)	—	(168,689)	—
Other	38,652	5,367	69,889	(23,007)

Net loss	(2,906,069)	(1,959,538)	(9,381,755)	(7,128,221)
Net loss attributable to the noncontrolling interests in our Operating Partnership	2,352	2,036	8,048	9,017

Net loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(2,903,717)	$(1,957,502)	$(9,373,707)	$(7,119,204)

Net loss per Class A share-basic and diluted	$(0.28)	$(0.24)	$(0.92)	$(1.00)
Net loss per Class T share-basic and diluted	$(0.28)	$(0.24)	$(0.92)	$(1.00)
Net loss per Class W share-basic and diluted	$(0.28)	$(0.24)	$(0.92)	$(1.00)

Weighted average Class A shares outstanding- basic and diluted	5,412,722	4,140,431	5,261,270	3,724,703
Weighted average Class T shares outstanding- basic and diluted	4,001,170	3,237,246	3,904,178	2,684,644
Weighted average Class W shares outstanding- basic and diluted	1,098,767	863,071	1,074,811	691,591

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net loss	$(2,906,069)	$(1,959,538)	$(9,381,755)	$(7,128,221)
Other comprehensive loss:
Foreign currency translation adjustment	282,653	(92,210)	(560,951)	50,524

Comprehensive loss	(2,623,416)	(2,051,748)	(9,942,706)	(7,077,697)
Comprehensive loss attributable to noncontrolling interests:
Comprehensive loss attributable to the noncontrolling interests in our Operating Partnership	2,304	2,148	8,535	8,965

Comprehensive loss attributable to Strategic Storage Trust IV, Inc. common stockholders	$(2,621,112)	$(2,049,600)	$(9,934,171)	$(7,068,732)

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust IV, Inc. Equity	Nonconrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2018	2,962,849	$2,964	1,570,411	$1,570	353,991	$354	$102,710,956	$(6,106,597)	$(5,939,040)	$(96,670)	$90,573,537	$145,542	$90,719,079	$2,093,989
Gross proceeds from issuance of common stock	560,391	560	966,126	966	277,021	277	43,669,267	—	—	—	43,671,070	—	43,671,070	—
Offering costs	—	—	—	—	—	—	(4,239,678)	—	—	—	(4,239,678)	—	(4,239,678)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	72,476	—	—	—	72,476	—	72,476	—
Changes to redeemable common stock	—	—	—	—	—	—	(833,499)	—	—	—	(833,499)	—	(833,499)	833,499
Redemptions of common stock	(3,660)	(4)	—	—	—	—	—	—	—	—	(4)	—	(4)	(83,187)
Distributions	—	—	—	—	—	—	—	(2,045,018)	—	—	(2,045,018)	—	(2,045,018)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,425)	(3,425)	—
Issuance of shares for distribution reinvestment plan	20,407	20	12,567	13	2,629	3	833,463	—	—	—	833,499	—	833,499	—
Stock based compensation expense	—	—	—	—	—	—	4,688	—	—	—	4,688	—	4,688	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(2,412,725)	—	(2,412,725)	—	(2,412,725)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(3,781)	(3,781)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	9,048	9,048	—	9,048	—

Balance as of March 31, 2019	3,539,987	3,540	2,549,104	2,549	633,641	634	142,217,673	(8,151,615)	(8,351,765)	(87,622)	125,633,394	138,336	125,771,730	2,844,301

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust IV, Inc. Equity	Nonconrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Gross proceeds from issuance of common stock	400,681	401	508,165	508	169,129	169	26,131,578	—	—	—	26,132,656	—	26,132,656	—
Offering costs	—	—	—	—	—	—	(2,623,563)	—	—	—	(2,623,563)	—	(2,623,563)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	43,336	—	—	—	43,336	—	43,336	—
Changes to redeemable common stock	—	—	—	—	—	—	(1,241,912)	—	—	—	(1,241,912)	—	(1,241,912)	1,241,912
Redemptions of common stock	(3,606)	(3)	—	—	—	—	—	—	—	—	(3)	—	(3)	(234,481)
Issuance of restricted stock	2,000	2	—	—	—	—	—	—	—	—	2	—	2	—
Distributions	—	—	—	—	—	—	—	(2,686,760)	—	—	(2,686,760)	—	(2,686,760)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,462)	(3,462)	—
Issuance of shares for distribution reinvestment plan	25,873	26	22,477	22	4,854	4	1,241,860	—	—	—	1,241,912	—	1,241,912	—
Stock based compensation expense	—	—	—	—	—	—	4,687	—	—	—	4,687	—	4,687	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(2,748,977)	—	(2,748,977)	—	(2,748,977)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(3,201)	(3,201)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	133,686	133,686	—	133,686	—

Balance as of June 30, 2019	3,964,935	3,966	3,079,746	3,079	807,624	807	165,773,659	(10,838,375)	(11,100,742)	46,064	143,888,458	131,673	144,020,131	3,851,732

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust IV, Inc. Equity	Nonconrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Gross proceeds from issuance of common stock	343,524	344	282,339	283	102,093	102	17,625,837	—	—	—	17,626,566	—	17,626,566	—
Offering costs	—	—	—	—	—	—	(1,703,021)	—	—	—	(1,703,021)	—	(1,703,021)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	26,593	—	—	—	26,593	—	26,593	—
Changes to redeemable common stock	—	—	—	—	—	—	(1,455,199)	—	—	—	(1,455,199)	—	(1,455,199)	1,455,199
Redemptions of common stock	(4,668)	(5)	(5,678)	(6)	—	—	—	—	—	—	(11)	—	(11)	(344,727)
Distributions	—	—	—	—	—	—	—	(3,024,638)	—	—	(3,024,638)	—	(3,024,638)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,501)	(3,501)	—
Issuance of shares for distribution reinvestment plan	30,914	31	27,567	28	5,767	6	1,455,134	—	—	—	1,455,199	—	1,455,199	—
Stock based compensation expense	—	—	—	—	—	—	7,813	—	—	—	7,813	—	7,813	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(1,957,502)	—	(1,957,502)	—	(1,957,502)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,036)	(2,036)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(92,210)	(92,210)	—	(92,210)	—

Balance as of September 30, 2019	4,334,705	$4,336	3,383,974	$3,384	915,484	$915	$181,730,816	$(13,863,013)	$(13,058,244)	$(46,146)	$154,772,048	$126,136	$154,898,184	$4,962,204

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust IV, Inc. Equity	Nonconrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Balance as of December 31, 2019	4,756,969	$4,757	3,627,582	$3,628	978,115	$978	$196,355,036	$(17,155,027)	$(15,496,271)	$185,373	$163,898,474	$120,155	$164,018,629	$5,793,896
Gross proceeds from issuance of common stock	477,581	478	223,219	223	98,529	99	19,624,712	—	—	—	19,625,512	—	19,625,512	—
Offering costs	—	—	—	—	—	—	(2,345,777)	—	—	—	(2,345,777)	—	(2,345,777)	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	24,467	—	—	—	24,467	—	24,467	—
Changes to redeemable common stock	—	—	—	—	—	—	(1,672,889)	—	—	—	(1,672,889)	—	(1,672,889)	1,672,889
Redemptions of common stock	(19,690)	(20)	(8,734)	(9)	(4,599)	(5)	—	—	—	—	(34)	—	(34)	—
Distributions	—	—	—	—	—	—	—	(3,567,105)	—	—	(3,567,105)	—	(3,567,105)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,453)	(3,453)	—
Issuance of shares for distribution reinvestment plan	35,134	35	31,588	32	7,137	7	1,672,815	—	—	—	1,672,889	—	1,672,889	—
Stock based compensation expense	—	—	—	—	—	—	7,813	—	—	—	7,813	—	7,813	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(3,579,544)	—	(3,579,544)	—	(3,579,544)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(3,206)	(3,206)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(1,357,693)	(1,357,693)	—	(1,357,693)	—

Balance as of March 31, 2020	5,249,994	5,250	3,873,655	3,874	1,079,182	1,079	213,666,177	(20,722,132)	(19,075,815)	(1,172,320)	172,706,113	113,496	172,819,609	7,466,785

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust IV, Inc. Equity	Nonconrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Gross proceeds from issuance of common stock	103,883	103	76,185	76	7,639	7	4,583,477	—	—	—	4,583,663	—	4,583,663	—
Offering costs	—	—	—	—	—	—	(540,039)	—	—	—	(540,039)	—	(540,039)	—
Adjustment to offering costs (Note 7)	—	—	—	—	—	—	1,585,682	—	—	—	1,585,682	—	1,585,682	—
Reimbursement of offering costs by Advisor	—	—	—	—	—	—	1,713	—	—	—	1,713	—	1,713	—
Changes to redeemable common stock	—	—	—	—	—	—	(1,797,306)	—	—	—	(1,797,306)	—	(1,797,306)	1,797,306
Issuance of restricted stock	2,000	2	—	—	—	—	—	—	—	—	2	—	2	—
Distributions	—	—	—	—	—	—	—	(3,776,027)	—	—	(3,776,027)	—	(3,776,027)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,454)	(3,454)	—
Issuance of shares for distribution reinvestment plan	37,638	38	33,813	33	7,899	8	1,797,227	—	—	—	1,797,306	—	1,797,306	—
Stock based compensation expense	—	—	—	—	—	—	7,812	—	—	—	7,812	—	7,812	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(2,890,446)	—	(2,890,446)	—	(2,890,446)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,490)	(2,490)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	514,089	514,089	—	514,089	—

Balance as of June 30, 2020	5,393,515	$5,393	3,983,653	$3,983	1,094,720	$1,094	$219,304,743	$(24,498,159)	$(21,966,261)	$(658,231)	$172,192,562	$107,552	$172,300,114	$9,264,091

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

(Unaudited)

	Common Stock
	Class A		Class T		Class W
	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Strategic Storage Trust IV, Inc. Equity	Nonconrolling Interests in our Operating Partnership	Total Equity	Redeemable Common Stock
Offering costs	—	—	—	—	—	—	(123,031)	—	—	—	(123,031)	—	(123,031)	—
Changes to redeemable common stock	—	—	—	—	—	—	(1,820,403)	—	—	—	(1,820,403)	—	(1,820,403)	1,820,403
Distributions	—	—	—	—	—	—	—	(3,865,830)	—	—	(3,865,830)	—	(3,865,830)	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(3,491)	(3,491)	—
Issuance of shares for distribution reinvestment plan	37,799	38	34,575	35	7,997	8	1,820,322	—	—	—	1,820,403	—	1,820,403	—
Stock based compensation expense	—	—	—	—	—	—	10,938	—	—	—	10,938	—	10,938	—
Net loss attributable to Strategic Storage Trust IV, Inc.	—	—	—	—	—	—	—	—	(2,903,717)	—	(2,903,717)	—	(2,903,717)	—
Net loss attributable to the noncontrolling interests in our Operating Partnership	—	—	—	—	—	—	—	—	—	—	—	(2,352)	(2,352)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	282,653	282,653	—	282,653	—

Balance as of September 30, 2020	5,431,314	$5,431	4,018,228	$4,018	1,102,717	$1,102	$219,192,569	$(28,363,989)	$(24,869,978)	$(375,578)	$165,593,575	$101,709	$165,695,284	$11,084,494

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(9,381,755)	$(7,128,221)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	8,645,653	7,308,068
Amortization of debt issuance costs	855,873	593,946
Stock based compensation expense related to issuance of restricted stock	26,563	17,188
Equity in loss of unconsolidated joint venture	168,689	—
Interest payments added to debt principal	503,803	—
Changes in operating assets and liabilities:
Other assets, net	(1,020,001)	(746,080)
Accounts payable and accrued liabilities	1,484,316	237,589
Due to affiliates	69,053	114,874

Net cash provided by operating activities	1,352,194	397,364

Cash flows from investing activities:
Purchase of real estate	(31,125,609)	(55,190,181)
Additions to real estate facilities	(2,167,721)	(653,091)
Deposits on acquisitions of real estate	—	(100,000)
Return of deposits on acquisition of real estate	200,000	—
Investments in unconsolidated real estate ventures	(4,572,138)	(9,168,451)
Deposits on acquisitions of investments in unconsolidated real estate ventures	—	(474,158)
Return of capital on investments in unconsolidated real estate ventures	10,515,833	—
Return of preferred equity method investment	—	150,000

Net cash used in investing activities	(27,149,635)	(65,435,881)

Cash flows from financing activities:
Proceeds from issuance of revolving secured debt	25,000,000	52,000,000
Proceeds from issuance of secured debt	87,282,500	6,000,000
Repayment of revolving secured debt	(88,000,000)	(10,000,000)
Repayment of secured debt	(7,000,000)	(68,000,000)
Scheduled principal payments on secured debt	(95,919)	(90,006)
Debt issuance costs	(403,819)	(1,211,856)
Gross proceeds from issuance of common stock	23,907,808	86,851,407
Offering costs	(3,380,073)	(6,449,156)
Redemption of common stock	(747,897)	(399,733)
Distributions paid to common stockholders	(5,791,928)	(3,807,794)
Distributions paid to noncontrolling interests in our Operating Partnership	(10,440)	(10,426)

Net cash provided by financing activities	30,760,232	54,882,436

Effect of exchange rate changes on cash	51,982	—

Net change in cash, cash equivalents and restricted cash	5,014,773	(10,156,081)

Cash, cash equivalents and restricted cash, beginning of period	5,765,353	15,795,440

Cash, cash equivalents and restricted cash, end of period	$10,780,126	$5,639,359

Supplemental disclosures and non-cash transactions:
Cash paid for interest	$2,581,054	$2,241,020
Deposits applied to purchase of real estate	$750,000	$900,000
Deposits applied to purchase of investments in unconsolidated real estate ventures	$228,861	$560,313
Preferred equity method investment applied to purchase of real estate	$2,300,000	$—
Preferred return on preferred equity method investment applied to purchase of real estate	$255,780	$—
Additions to real estate facilities included in accounts payable and accrued liabilities	$17,207	$219,453
Proceeds from issuance of common stock in accounts payable and accrued liabilities	$—	$680,000
Offering costs included in due to affiliates	$163,685	$2,060,360
Adjustment to offering costs	$(1,585,682)	$—
Offering costs included in accounts payable and accrued liabilities	$30,829	$20,392
Redemption of common stock in accounts payable and accrued liabilities	$—	$344,875
Distributions payable	$1,265,531	$1,020,286
Issuance of shares pursuant to distribution reinvestment plan	$5,290,598	$3,530,610
Foreign currency translation adjustment	$(560,951)	$50,524

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 1. Organization

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31. As used in this report, “we,” “us,” “our” and “Company” refer to Strategic Storage Trust IV, Inc. and each of our subsidiaries.

Prior to June 28, 2019, both we and Strategic Storage Trust II, Inc. (“SST II”) were sponsored by SmartStop Asset Management, LLC (“SAM,” or our “Prior Sponsor”). On June 28, 2019, SST II acquired the self storage advisory, asset management and property management businesses and certain joint venture interests (the “Self Storage Platform”) of SAM, along with certain other assets of SAM (collectively, the “Self Administration Transaction”). Immediately after the Self Administration Transaction, SST II changed its name to SmartStop Self Storage REIT, Inc. (“SmartStop”). As a result of the Self Administration Transaction, SmartStop REIT Advisors, LLC, an indirect subsidiary of SmartStop, became the sponsor (our “Sponsor”) of our Public Offering of shares of our common stock, as described below. Our Sponsor owns 100% of Strategic Storage Advisor IV, LLC (our “Advisor”) and Strategic Storage Property Management IV, LLC (our “Property Manager”).

We have no employees. Our Advisor, a Delaware limited liability company, was formed on May 31, 2016. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of the advisory agreement we entered into with our Advisor (our “Advisory Agreement”) on March 3, 2017. A majority of our officers are also officers of our Advisor and our Sponsor.

Potential Merger

On November 10, 2020, the Company, SmartStop, and SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly-owned subsidiary of SmartStop (“Merger Sub”), entered into a definitive agreement and plan of merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”) with Merger Sub being the surviving entity. The Merger is expected to close during the first half of 2021. See Note 11, Subsequent Events for additional information related to the Merger and other transactions entered into in conjunction with the Merger Agreement.

Offering Related

On June 15, 2016, our Advisor purchased 44 shares of our common stock for $1,000 and became our initial stockholder. Our Articles of Incorporation authorized 30,000 shares of common stock with a par value of $0.001. Our Articles of Amendment and Restatement, which were filed with the State Department of Assessments and Taxation of Maryland on January 17, 2017, authorized 700,000,000 shares of common stock with a par value of $0.001, of which 315,000,000 shares are designated as Class A shares, 315,000,000 shares are designated as Class T shares, and 70,000,000 shares are designated as Class W shares, and 200,000,000 shares of preferred stock with a par value of $0.001. Upon the filing of our Articles of Amendment and Restatement, our Advisor’s 44 shares of our common stock were classified as Class A shares. We offered a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”). Due to the proceeds raised in our Private Offering Transaction, there was not a minimum number of shares we needed to sell before accepting subscriptions for the Primary Offering. On March 17, 2017 (the “Effective Date”), the Securities and Exchange Commission (“SEC”) declared our registration statement effective and we commenced formal

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

operations. On April 17, 2020, our board of directors approved the suspension of our Primary Offering, effective as of April 30, 2020, based upon various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry due to such uncertainty and the termination of our Dealer Manager Agreement. The termination of our Public Offering occurred on September 11, 2020. We sold approximately 5.1 million Class A shares for gross offering proceeds of approximately $126.4 million, approximately 4.0 million Class T shares for gross offering proceeds of approximately $97.2 million and approximately 1.1 million Class W shares for gross offering proceeds of approximately $25.3 million in the Public Offering. On July 30, 2020, prior to the termination of our Public Offering, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $50 million in shares under our distribution reinvestment plan (our “DRP Offering”). The DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders.

We have invested the net proceeds from our Private Offering Transaction and the Public Offering primarily in self storage facilities consisting of both income-producing and growth properties located in the United States and Canada. As of September 30, 2020, we wholly owned 24 operating self storage properties located in nine states (Arizona, California, Florida, Nevada, New Jersey, North Carolina, Texas, Virginia and Washington), as well as 50% equity interests in five unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (“Greater Toronto Area”). Our unconsolidated real estate ventures consist of one operating self storage property and four parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust, one of the largest real estate investment trusts in Canada (“SmartCentres”), owning the other 50% of such entities. In addition, we had entered into one other contribution agreement with respect to a tract of land in the Greater Toronto Area owned by SmartCentres. For more information, see Note 4.

On June 29, 2020, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $22.65 for our Class A shares, Class T shares, and Class W shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2020. As a result of the calculation of our estimated value per share remaining the same as the prior year value, there was no change to the public offering prices for any of our share classes. In addition, the purchase price for shares sold pursuant to our distribution reinvestment plan remained at $22.65 per share for Class A, Class T, and Class W shares.

Other Corporate History

Our operating partnership, Strategic Storage Operating Partnership IV, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on June 2, 2016. On June 15, 2016, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 (8,889 partnership units) and on June 15, 2016, we contributed the initial $1,000 capital contribution we received to our Operating Partnership in exchange for the general partner interest. Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire in the future. As of September 30, 2020, we owned approximately 99.9% of the common units of limited partnership interests of our Operating Partnership. The remaining approximately 0.1% of the common units are owned by our Advisor.

As the sole general partner of our Operating Partnership, we have the exclusive power to manage and conduct the business of our Operating Partnership. We conduct certain activities through our taxable REIT subsidiary, Strategic Storage TRS IV, Inc., a Delaware corporation (the “TRS”) which was formed on June 2, 2016, and is a wholly owned subsidiary of our Operating Partnership.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Our Property Manager is a Delaware limited liability company which was formed on May 31, 2016 to manage our properties. An affiliate of our Sponsor owns the rights to the “SmartStop® Self Storage” brand. Our Property Manager derives substantially all of its income from the property management services it performs for us. Our Property Manager may enter into sub-property management agreements with third party management companies and pay part of its management fee to such sub-property manager. Please see Note 6 - Related Party Transactions - Property Management Agreement.

Our dealer manager was Select Capital Corporation, a California corporation (our “Former Dealer Manager”). On February 10, 2017, the Company executed a dealer manager agreement, as amended (the “Dealer Manager Agreement”), with our Former Dealer Manager. Our Former Dealer Manager was responsible for marketing our shares to be offered pursuant to our Primary Offering. On April 17, 2020, in accordance with provisions of the Dealer Manager Agreement, we provided a 60-day termination notice to our Former Dealer Manager and pursuant to such notice, the Dealer Manager Agreement was terminated on June 16, 2020. Our Prior Sponsor owns, through a wholly-owned limited liability company, a 15% non-voting equity interest in our Former Dealer Manager. Please see Note 6 - Related Party Transactions for additional detail.

Our Prior Sponsor owns 100% of the membership interests of Strategic Transfer Agent Services, LLC, our transfer agent (our “Transfer Agent”). On May 31, 2018, the Company executed an agreement (the “Transfer Agent Agreement”), with our Transfer Agent to provide transfer agent and registrar services to us that are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. Please see Note 6 - Related Party Transactions - Transfer Agent Agreement.

As we accepted subscriptions for shares of our common stock, we transferred all of the net offering proceeds to our Operating Partnership as capital contributions in exchange for additional units of interest in our Operating Partnership. However, we were deemed to have made capital contributions in the amount of gross proceeds received from investors, and our Operating Partnership was deemed to have simultaneously paid the sales commissions and other costs associated with the Primary Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that are equivalent to the distributions made to holders of common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions outlined in the limited partnership agreement of our Operating Partnership, as amended (the “Operating Partnership Agreement”). Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

COVID-19

The global economy has continued to be adversely impacted by the COVID-19 pandemic, including in the United States and in the markets in which we operate. The COVID-19 pandemic and the resulting effects, including shutdowns or weakness in national, regional and local economies have affected our business. While many of the factors underlying the demand for self storage improved during the third quarter, future governmental orders or broad economic weakness could adversely impact our business, financial condition, liquidity and results of operations, however, the extent and duration to which our operations will be impacted is highly uncertain and cannot be predicted.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

Principles of Consolidation

Our financial statements, and the financial statements of our Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by us is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Our Operating Partnership is deemed to be a VIE and is consolidated by the Company as the primary beneficiary.

As of September 30, 2020, we had not entered into any other contracts/interests that would be deemed to be variable interests in VIEs other than our joint ventures with SmartCentres, which are all accounted for under the equity method of accounting. Please see Note 4. Other than the entities noted above, we do not currently have any material relationships with unconsolidated entities or financial partnerships.

Under the equity method, our investments will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments.

Noncontrolling Interest in Consolidated Entities

We account for the noncontrolling interest in our Operating Partnership in accordance with the related accounting guidance. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly-owned subsidiaries, are consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest shall be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management will adjust such estimates when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates made include the allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed at relative fair value, the determination if certain entities should be consolidated, the evaluation of potential impairment of long-lived assets, and the estimated useful lives of real estate assets and intangibles.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

We may maintain cash and cash equivalents in financial institutions in excess of insured limits, but believe this risk will be mitigated by only investing in or through major financial institutions.

Restricted Cash

Restricted cash consists primarily of impound reserve accounts for property taxes and capital improvements in connection with the requirements of certain of our loan agreements.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values as of the date of acquisition. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. We also consider whether in-place, market leases represent an intangible asset. We recorded approximately $0.4 million and $2.7 million in intangible assets to recognize the value of in-place leases related to our acquisitions during the nine months ended September 30, 2020 and 2019, respectively. We do not expect, nor to date have we recorded, intangible assets for the value of customer relationships because we expect we will not have concentrations of significant customers and the average customer turnover will be fairly frequent.

Allocation of purchase price to acquisitions of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Acquisitions that do not meet the definition of a business, as defined under current GAAP, are accounted for as asset acquisitions. During the nine months ended September 30, 2020 and 2019, our property acquisitions did not meet the definition of a business because substantially all of the fair value was concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related intangible assets) or

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

because the acquisitions did not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. As a result, once an acquisition is deemed probable, transaction costs are capitalized rather than expensed. During the nine months ended September 30, 2020 and 2019, we acquired two and three properties, respectively, that did not meet the definition of a business, and we capitalized approximately $40,000 and $90,000, respectively, of acquisition-related transaction costs.

During the three months ended September 30, 2020 and 2019, we expensed approximately $0.1 million and $0.2 million, respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods. During the nine months ended September 30, 2020 and 2019, we expensed approximately $0.4 million and $0.8 million, respectively, of acquisition-related transaction costs that did not meet our capitalization policy during the respective periods.

Evaluation of Possible Impairment of Long-Lived Assets

Management monitors events and changes in circumstances that could indicate that the carrying amounts of our long-lived assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of the assets may not be recoverable, we will assess the recoverability of the assets by determining whether the carrying value of the long-lived assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived assets to the fair value and recognize an impairment loss. For the three and nine months ended September 30, 2020 and 2019, no impairment losses were recognized.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases are recognized on a straight-line basis over the term of the lease. In March 2019, in connection with the acquisition of a self storage facility in Newark, New Jersey, we entered into a ten year operating lease with the seller for warehouse space. The lease contains scheduled base rent increases and contractual future minimum lease payments totaling approximately $5.9 million. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rent is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable is reported net of an allowance for doubtful accounts. Management records a general reserve estimate based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Real Estate Facilities

Real estate facilities are recorded based on relative fair value as of the date of acquisition. We capitalize costs incurred to develop, construct, renovate and improve properties, including interest and property taxes incurred during the construction period. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	35 years
Site Improvements	7-10 years

Depreciation of Personal Property Assets

Personal property assets consist primarily of furniture, fixtures and equipment and are depreciated on a straight-line basis over the estimated useful lives, generally ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

We have allocated a portion of our real estate purchase price to in-place lease intangibles. We are amortizing in-place lease intangibles on a straight-line basis over the estimated future benefit period. As of September 30, 2020, the gross amounts allocated to in-place lease intangibles were approximately $10.9 million and accumulated amortization of in-place lease intangibles totaled approximately $9.8 million. As of December 31, 2019, the gross amounts allocated to in-place lease intangibles were approximately $10.5 million and accumulated amortization of in-place lease intangibles totaled approximately $7.1 million.

The total estimated future amortization expense of intangible assets for the years ending December 31, 2020 and 2021 is approximately $0.5 million and $0.6 million, respectively.

Debt Issuance Costs

The net carrying value of costs incurred in connection with our revolving credit facility are presented as debt issuance costs on our consolidated balance sheets. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of September 30, 2020 and December 31, 2019, accumulated amortization of debt issuance costs related to our revolving credit facility totaled approximately $0.6 million and $0.2 million, respectively.

The net carrying value of costs incurred in connection with obtaining non revolving debt are presented on the consolidated balance sheets as a reduction of the related debt. Debt issuance costs are amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. As of September 30, 2020 and December 31, 2019, accumulated amortization of debt issuance costs related to non revolving debt totaled approximately $0.1 million and $4,000, respectively.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Organizational and Offering Costs

Our Advisor has funded organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor has funded, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, which we recognized as a capital contribution from our Advisor. Our Advisor must reimburse us within 60 days after the end of the month in which the Primary Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. Subsequent to the termination of our Primary Offering, we determined that total organization and offering costs did not exceed 3.5% of the gross proceeds received from the Primary Offering, and thus there was no reimbursement. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

In connection with our Primary Offering, our Former Dealer Manager received a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from the sales of Class T shares in the Primary Offering and a dealer manager fee up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Former Dealer Manager did not receive an upfront sales commission or dealer manager fee from the sales of Class W shares in the Primary Offering. In addition, participating broker-dealers of our Former Dealer Manager receive an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Former Dealer Manager receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fee, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding. During the second quarter of 2020, as a result of the suspension of our Primary Offering, termination of our Former Dealer Manager and the termination of our Primary Offering on September 11, 2020,

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

we expected that the aggregate underwriting compensation from all sources would exceed 10% at a date in the future, and therefore, we will cease paying a portion of the accrued Class W dealer manager servicing fees. Accordingly, during the second quarter of 2020, we reversed a portion of our liability for future payment of Class W dealer manager servicing fees in excess of the 10% limitation, which resulted in an approximately $1.6 million reduction in Due to Affiliates and an increase in Additional Paid in Capital in the accompanying consolidated balance sheet. Subsequent to the termination of our Primary Offering, we determined that no additional adjustment to accrued Class W dealer manager servicing fees was required.

Our Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Former Dealer Manager re-allowed all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Former Dealer Manager also re-allowed to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Former Dealer Manager, payment of attendance fees required for employees of our Former Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Former Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses could not be justified, any excess over actual due diligence expenses would have been considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Public Offering, may not exceed 3% of gross offering proceeds from sales in the Public Offering. We recorded a liability within Due to Affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Foreign Currency Translation

For non-U.S. functional currency operations, assets and liabilities are translated to U.S. dollars at current exchange rates. Revenues and expenses are translated at the average rates for the period. All related adjustments are recorded in accumulated other comprehensive income (loss) as a separate component of equity. Transactions denominated in a currency other than the functional currency of the related operation are recorded at rates of exchange in effect at the date of the transaction. Gains or losses on foreign currency transactions are recorded in other income (expense).

Redeemable Common Stock

We adopted a share redemption program that will enable stockholders to sell their shares to us in limited circumstances.

We record amounts that are redeemable under the share redemption program as redeemable common stock in the accompanying consolidated balance sheets since the shares are redeemable at the option of the holder and therefore their redemption is outside our control. The maximum amount redeemable under our share redemption program will be limited to the number of shares we could repurchase with the amount of the net proceeds from the sale of shares under the distribution reinvestment plan. However, accounting guidance states that determinable amounts that can become redeemable but that are contingent on an event that is likely to occur (e.g., the passage of time) should be presented as redeemable when such amount is known. Therefore, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as redeemable common stock in our consolidated balance sheets.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

In addition, current accounting guidance requires, among other things, that financial instruments that represent a mandatory obligation of us to repurchase shares be classified as liabilities and reported at settlement value.

In order to preserve cash in light of the uncertainty relating to COVID-19 and its potential impact on our overall financial results, on March 30, 2020, our board of directors approved the suspension of our share redemption program, effective on April 29, 2020. The share redemption program will remain suspended until its resumption is approved by the board, if ever. As a result, we were unable to honor redemption requests made during the nine months ended September 30, 2020.

For the year ended December 31, 2019, we received redemption requests totaling approximately $1.4 million (approximately 62,000 shares), approximately $0.7 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2019, and fulfilled in January 2020. During the nine months ended September 30, 2020, we received redemption requests totaling approximately $0.9 million (approximately 39,000 shares); however, due to the suspension of our share redemption program, no share redemption requests were fulfilled.

Accounting for Equity Awards

The cost of restricted stock is required to be measured based on the grant date fair value and the cost recognized over the relevant service period.

Fair Value Measurements

Under GAAP, we are required to measure certain financial instruments at fair value on a recurring basis. In addition, we are required to measure other financial instruments and balances at fair value on a non-recurring basis. Fair value is defined by the accounting standard for fair value measurements and disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels. The following summarizes the three levels of inputs and hierarchy of fair value we use when measuring fair value:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

•	Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

•	Level 3 inputs are unobservable inputs for the assets or liabilities that are typically based on an entity’s own assumptions as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level that is significant to the fair value measurement in its entirety.

The accounting guidance for fair value measurements and disclosures provides a framework for measuring fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In determining fair value, we will utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

the extent possible as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment will be necessary to interpret Level 2 and 3 inputs in determining fair value of our financial and non-financial assets and liabilities. Accordingly, there can be no assurance that the fair values we will present will be indicative of amounts that may ultimately be realized upon sale or other disposition of these assets.

Financial and non-financial assets and liabilities measured at fair value on a non-recurring basis in our consolidated financial statements consist of real estate and related liabilities assumed related to our acquisitions. The fair values of these assets and liabilities were determined as of the acquisition dates using widely accepted valuation techniques, including (i) discounted cash flow analysis, which considers, among other things, leasing assumptions, growth rates, discount rates and terminal capitalization rates, (ii) income capitalization approach, which considers prevailing market capitalization rates, and (iii) comparable sales activity. In general, we consider multiple valuation techniques when measuring fair values. However, in certain circumstances, a single valuation technique may be appropriate. All of the fair values of the assets and liabilities as of the acquisition dates were derived using Level 3 inputs.

The carrying amounts of cash and cash equivalents, restricted cash, other assets, variable - rate debt, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value.

The table below summarizes our fixed rate notes payable at September 30, 2020, and December 31, 2019. The estimated fair value of financial instruments is subjective in nature and is dependent on a number of important assumptions, including discount rates and relevant comparable market information associated with each financial instrument. The fair value of the fixed rate notes payable was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

	September 30, 2020		December 31, 2019
	Fair Value	Carrying Value	Fair Value	Carrying Value
Fixed Rate Secured Debt	$43,000,000	$42,586,289	$2,300,000	$2,182,207

Income Taxes

We made an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2017. To qualify as a REIT, we must continue to meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Even if we continue to qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We filed an election to treat our TRS as a taxable REIT subsidiary. In general, the TRS performs additional services for our customers and generally engages in any real estate or non-real estate related business. The TRS is subject to corporate federal and state income tax. The TRS follows accounting guidance which requires the use of the asset and liability method. Deferred income taxes represent the tax effect of future differences between the book and tax bases of assets and liabilities.

Per Share Data

Basic earnings per share attributable to our common stockholders for all periods presented are computed by dividing net income (loss) attributable to our common stockholders by the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed by including the dilutive effect of unvested restricted stock, utilizing the treasury stock method. For all periods presented the dilutive effect of unvested restricted stock was not included in the diluted weighted average shares as such shares were antidilutive.

Note 3. Real Estate Facilities

The following summarizes the activity in real estate facilities during the nine months ended September 30, 2020:

Real estate facilities
Balance at December 31, 2019	$261,382,288
Real estate facility acquisitions	33,987,389
Improvements and additions	1,872,731

Balance at September 30, 2020	$297,242,408

Accumulated depreciation
Balance at December 31, 2019	$(6,742,793)
Depreciation expense	(5,764,652)

Balance at September 30, 2020	$(12,507,445)

The following table summarizes the purchase price allocations for our acquisitions during the nine months ended September 30, 2020:

Property	Acquisition Date	Real Estate Assets	Intangibles	Total(2)	2020 Revenue(3)	2020 Property Operating Income (Loss)(3)(4)
Escondido -CA(1)	01/17/20	$17,568,907	$—	$17,568,907	$184,986	$(178,568)
Punta Gorda -FL	06/18/20	$16,418,482	$444,000	$16,862,482	$287,140	$149,769

		$33,987,389	$444,000	$34,431,389	$472,126	$(28,799)

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

(1)

The Escondido Property is a newly developed self storage facility that was acquired upon issuance of the certificate of occupancy. In conjunction with the acquisition, our approximately $2.3 million net preferred equity investment in the entity that developed the Escondido Property along with the preferred return was redeemed as a reduction to the purchase price. Such investment had an annual preferred return of 8% that was paid quarterly with an additional 4% preferred return that was redeemed at the close of the property. We accounted for this preferred equity investment using the equity method of accounting and it was included in other assets in the accompanying consolidated balance sheet as of December 31, 2019.

(2)

The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represents the amount paid for the transaction, including capitalized acquisition costs.

(3)	The operating results of the facilities acquired above have been included in our consolidated statement of operations since their respective acquisition dates.
(4)	Property operating income (loss) excludes corporate general and administrative expenses, asset management fees, depreciation, amortization, and acquisition expenses.

Note 4. Investments in Unconsolidated Real Estate Ventures

We have entered into various agreements with a subsidiary of SmartCentres, an unaffiliated third party, to acquire tracts of land and develop them into self storage facilities.

We account for these investments using the equity method of accounting and they are stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings (loss) will generally be recognized based on our ownership interest in the earnings (loss) of each of the unconsolidated investments.

The following table summarizes our investments in unconsolidated real estate ventures:

					Carrying Value of Investment
	Location	Date Real Estate Venture Acquired Land	Real Estate Venture Status	Equity Ownership %	September 30, 2020	December 31, 2019
Oshawa Property	Oshawa, Ontario	September 2018	Under Development	50%	$746,103	$1,793,565
East York Property	East York, Ontario	January 2019	Commenced Operations June 16, 2020	50%	3,082,153	7,069,314
Brampton Property	Brampton, Ontario	September 2019	Under Development	50%	1,662,229	3,249,402
Vaughan Property	Vaughan, Ontario	August 2019	Under Development	50%	1,410,566	2,902,858
Scarborough Property	Scarborough, Ontario	August 2020	Under Development	50%	947,771	74,847
Kingspoint Property	Kingspoint, Ontario	Expected in the fourth quarter of 2020	Pre- Development	50%	32,073	26,209

					$7,880,895	$15,116,195

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Financing Agreement

On July 9, 2020, we and SmartCentres, through the Oshawa, East York, Brampton and Vaughan joint venture partnerships (“the JV Properties”), entered into a master mortgage commitment agreement (the “MMCA”) with SmartCentres Storage Finance LP (the “SmartCentres Lender”) (collectively, the “SmartCentres Financing”). The SmartCentres Lender is an affiliate of SmartCentres. The initial maximum amount available is approximately $60 million CAD ($45 million USD), however, the SmartCentres Financing includes an accordion feature such that borrowings pursuant thereto may be increased up to approximately $120 million CAD ($90 million USD) subject to certain conditions set forth in the MMCA. The proceeds of the SmartCentres Financing will be used to finance the development and construction of self storage facilities on the JV Properties. The initial draw on the SmartCentres Financing was made on July 30, 2020 for approximately $30 million CAD ($22.6 million USD). In August 2020, the JV Properties distributed the excess funds from the initial draw on the MMCA as a return of capital which totaled approximately $14 million CAD ($10.5 million USD) to each joint venture partner. As of September 30, 2020, the total loan balance was approximately $35 million CAD ($26.4 million USD). On October 28, 2020, the Scarborough joint venture partnership was added to the MMCA and became a co-borrower with the JV Properties.

The SmartCentres Financing is secured by first mortgages on each of the JV Properties. Interest on the SmartCentres Financing is a variable annual rate equal to the aggregate of: (i) the BA Equivalent Rate, plus: (ii) a margin based on the External Credit Rating, plus (iii) a margin under the Senior Credit Facility, each as defined and described further in the MMCA. As of September 30, 2020, the total interest rate was approximately 2.95%.

The SmartCentres Financing matures on May 11, 2021, and may be extended annually as set forth in the MMCA. Monthly interest payments are initially capitalized on the outstanding principal balance. Upon a JV Property generating sufficient Net Cash Flow (as defined in the MMCA), the SmartCentres Financing provides for the commencement of quarterly payments of interest. The borrowings advanced pursuant to the SmartCentres Financing may be prepaid without penalty, subject to certain conditions set forth in the MMCA.

The SmartCentres Financing contains customary affirmative and negative covenants, agreements, representations, warranties and borrowing conditions (including a loan to value ratio of no greater than 70% with respect to each JV Property) and events of default, all as set forth in the MMCA. We serve as a full recourse guarantor with respect to 50% of the SmartCentres Financing.

Completed Acquisition

In January 2019, one of our subsidiaries entered into a contribution agreement with a subsidiary of SmartCentres, to acquire a tract of land owned by SmartCentres and located in Scarborough, Ontario (“Scarborough Land”) in the Greater Toronto Area of Canada.

On August 7, 2020, we closed on the Scarborough Land, which is now owned by a limited partnership (the “Scarborough Limited Partnership”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) are each a 50% limited partner and each have an equal ranking general partner in the Scarborough Limited Partnership. At closing, we subscribed for 50% of the units in the Scarborough Limited Partnership at an agreed upon subscription price of approximately $0.9 million CAD, representing a contribution equivalent to 50% of the agreed upon fair market value of the Scarborough Land. The Scarborough Limited Partnership intends to develop a self storage facility on the Scarborough Land.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Potential Acquisition

In January 2019, one of our subsidiaries entered into a contribution agreement with a subsidiary of SmartCentres, to acquire a tract of land owned by SmartCentres and located in Brampton, Ontario (the “Kingspoint Land”) in the Greater Toronto Area of Canada.

Upon closing, the Kingspoint Land it will be owned by a limited partnership (the “Kingspoint Limited Partnership”), in which we (through our subsidiaries) and SmartCentres (through its subsidiaries) will each be a 50% limited partner and each have an equal ranking general partner in the Kingspoint Limited Partnerships. It is intended that the Kingspoint Limited Partnerships develops a self storage facility on the land. At closing, we (through our subsidiaries) will subscribe for 50% of the units in the Kingspoint Limited Partnerships at an agreed upon subscription price of approximately $1.7 million CAD, representing contributions equivalent to 50% of the agreed upon fair market value of the land.

Note 5. Secured Debt

The Company’s debt is summarized as follows:

Secured Debt	September 30, 2020	December 31, 2019	Interest Rate	Maturity Date
Revolving KeyBank Credit Facility	$44,000,000	$107,000,000	1.9%	6/27/2022
Katy Loan	2,086,289	2,182,207	6.4%	9/1/2031
CMBS Loan	40,500,000	—	3.6%	2/1/2030
TCF Loan	40,286,302	—	3.8%	3/30/2023
Debt issuance costs, net	(790,141)	(76,230)

Total Secured Debt	$126,082,450	$109,105,977

The weighted average interest rate on our consolidated debt as of September 30, 2020 was approximately 3.1%.

KeyBank Credit Facility

On July 31, 2018, the Company, through six special purpose entities (collectively, the “Prior Borrower”) wholly owned by our Operating Partnership, entered into a credit agreement (the “Credit Agreement”) with KeyBank, National Association (“KeyBank”), as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger. Under the terms of the Credit Agreement, the Prior Borrower had an initial maximum borrowing capacity up to $70 million (the “KeyBank Credit Facility”).

On June 27, 2019, the KeyBank Credit Facility was repaid in full and terminated with proceeds from the Revolving KeyBank Credit Facility. The KeyBank Credit Facility was a term loan that had a maturity date of July 31, 2019. Payments due under the KeyBank Credit Facility were interest-only. As of June 27, 2019, the applicable interest rate was approximately 4.9% which was based on LIBOR plus 250 basis points.

Revolving KeyBank Credit Facility

On June 27, 2019, we, through our operating partnership, and certain affiliated entities (collectively, the “Borrower”), entered into an amended and restated credit agreement (the “Revolving KeyBank Credit Facility”) with KeyBank, as administrative agent and KeyBanc Capital Markets, LLC, as sole book runner and sole lead arranger. The Revolving KeyBank Credit Facility replaced the KeyBank Credit Facility.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Under the terms of the Revolving KeyBank Credit Facility, we had an initial maximum borrowing capacity of $55 million. On June 27, 2019, $43 million was drawn on the Revolving KeyBank Credit Facility to repay in full and terminate the KeyBank Credit Facility. The Revolving KeyBank Credit Facility may be increased to a maximum credit facility size of $300 million, in minimum increments of $20 million, which KeyBank will arrange on a best efforts basis. On August 9, 2019, we entered into an amendment and joinder to amend and restate the Revolving KeyBank Credit Facility (the “First Amendment”) with KeyBank. Under the terms of the First Amendment, we added an additional $45 million to our maximum borrowing capacity for a total of $100 million with the admission of Texas Capital Bank (“Texas Capital”), Fifth Third Bank (“Fifth Third”) and SunTrust Bank (“SunTrust”) (the “Subsequent Lenders”). The Subsequent Lenders also became a party to the Revolving KeyBank Credit Facility through a joinder agreement in the First Amendment.

On November 5, 2019, we entered into an amendment and joinder to amend and restate the Revolving KeyBank Credit Facility (the “Second Amendment”) with KeyBank. Under the terms of the Second Amendment, we added an additional $35 million to increase our maximum borrowing capacity to a total of $135 million. In conjunction with the increase of the maximum borrowing capacity we drew $65 million on the Revolving KeyBank Credit Facility to acquire four properties (Ocoee, Ardrey Kell, Charlottesville, and University City) and three properties were added as collateral to the loan (Redmond, Charlottesville, and University City).

On January 31, 2020, we, through seven wholly-owned special purpose entities, entered into a $40.5 million CMBS financing with KeyBank as lender pursuant to a mortgage loan (the “CMBS Loan”), see CMBS Loan section below for further details. We used $40 million of the proceeds from the CMBS Loan to pay down the Revolving KeyBank Credit Facility. As a result of this, seven properties (Jensen Beach, Texas City, Riverside, Las Vegas I, Puyallup, Las Vegas II, and Plant City) were released as collateral under the Revolving KeyBank Credit Facility and now serve as collateral under the CMBS Loan.

The Revolving KeyBank Credit Facility is a revolving loan with an initial term of three years, maturing on June 27, 2022, with two one-year extension options subject to certain conditions outlined further in the Revolving KeyBank Credit Facility. Monthly payments due pursuant to the Revolving KeyBank Credit Facility are interest-only and the principal balance is due at maturity. The Revolving KeyBank Credit Facility bears interest based on the type of borrowing. The ABR Loans bear interest at the lesser of (x) the Alternate Base Rate (as defined in the Revolving KeyBank Credit Facility) plus the Applicable Rate, or (y) the Maximum Rate (as defined in the Revolving KeyBank Credit Facility). The Eurodollar Loans bear interest at the lesser of (a) the Adjusted LIBO Rate (as defined in the Revolving KeyBank Credit Facility) for the Interest Period in effect plus the Applicable Rate, or (b) the Maximum Rate (as defined in the Revolving KeyBank Credit Facility). The Applicable Rate means the percentage rate corresponding to our total leverage, which are as follows for Eurodollar Loans: (1) 225 basis points with a total leverage ratio greater than or equal to 55%; (2) 200 basis points with a total leverage ratio greater than or equal to 45% but less than 55%; (3) 175 basis points with a total leverage ratio greater than or equal to 35% but less than 45%; and (4) 150 basis points with a total leverage ratio less than 35%. As of September 30, 2020, the total interest rate was approximately 1.9% which was based on LIBOR plus 175 basis points. Our Operating Partnership purchased an interest rate cap with a notional amount of $105 million, such that in no event will LIBOR exceed 3.0% thereon through July 1, 2021.

The Revolving KeyBank Credit Facility is fully recourse, jointly and severally, to each of the Borrowers and is secured by cross-collateralized first mortgage liens on the Mortgaged Properties (as defined in the Revolving KeyBank Credit Facility). As of September 30, 2020, the facility encumbered the following 11 properties (Naples, Woodlands I, Humble, Woodlands II, College Station, Cypress, Queenston, Newark, Redmond, Charlottesville, and University City). The Revolving KeyBank Credit Facility may be prepaid or terminated at

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any time without penalty, provided, however, that the Lenders shall be indemnified for any breakage costs. Pursuant to that certain guaranty (the “KeyBank Guaranty”), dated as of June 27, 2019, in favor of the Lenders, we serve as a guarantor of all obligations due under the Revolving KeyBank Credit Facility.

Under certain conditions, the Borrower may cause the release of one or more of the properties serving as collateral for the Revolving KeyBank Credit Facility, provided that no default or event of default is then outstanding or would reasonably occur as a result of such release, and after taking into account any prepayment of outstanding Loans (as defined in the Revolving KeyBank Credit Facility) necessary to maintain compliance with the financial covenants.

The Revolving KeyBank Credit Facility contains: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; and events of default all as set forth in such loan documents. In particular, the aggregate borrowing base availability under the Revolving KeyBank Credit Facility is limited by a minimum Debt-Service-Coverage-Ratio, maximum Loan-to-Value Ratio, minimum number of Mortgaged Properties, and minimum required Pool Value for the Mortgaged Properties (capitalized terms are as defined in the Revolving KeyBank Credit Facility). In addition, we must meet certain requirements as of the close of each fiscal quarter including a maximum Total Leverage Ratio, a minimum Tangible Net Worth, a minimum Fixed Charge Ratio and required Interest Rate Protection (capitalized terms are as defined in the Revolving KeyBank Credit Facility). We are in compliance with all such covenants.

Katy Loan

On October 10, 2018, in connection with the acquisition of the property in Katy, Texas (the “Katy Property”), we, through a special purpose entity formed to acquire and hold the Katy Property, assumed an approximately $2.3 million loan from John Hancock Life Insurance Company (U.S.A) (the “Katy Loan”), which is secured by a deed of trust on the Katy Property. The Katy Loan has a fixed annual interest rate of approximately 6.4% and matures on September 1, 2031.

KeyBank Bridge Loan

On January 17, 2020, we closed on a bridge loan (the “KeyBank Bridge Loan”) with KeyBank that allowed for a limited number of draws, up to an aggregate amount of $12 million. The loan was secured by pledges of equity interests in four of our property owning subsidiaries and a pledge of the proceeds received by us from certain capital events. Concurrent with the closing, we drew $7 million on the KeyBank Bridge Loan to acquire the Escondido Property. Monthly payments were interest only at a rate of LIBOR plus 275 basis points, and the loan had a maturity date of July 15, 2020. We served as a full recourse guarantor for the KeyBank Bridge Loan. On January 29, 2020, we paid down $3 million of the outstanding loan balance. On March 30, 2020, in conjunction with obtaining the TCF Loan (as discussed below), the remaining $4 million balance on the KeyBank Bridge Loan was repaid and the loan was terminated.

CMBS Loan

On January 31, 2020, we, through seven wholly-owned special purpose entities, entered into a $40.5 million CMBS financing with KeyBank as lender pursuant to a mortgage loan (the “CMBS Loan”). We used $40 million of the proceeds from the CMBS Loan to pay down the Revolving KeyBank Credit Facility. The CMBS Loan is secured by a first mortgage or deed of trust on each of seven properties owned by us (Jensen Beach, Texas City, Riverside, Las Vegas I, Puyallup, Las Vegas II, and Plant City). The separate assets of these encumbered

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properties are not available to pay our other debt. The loan has a maturity date of February 1, 2030. Monthly payments due under the loan agreement (the “CMBS Loan Agreement”) are interest-only, with the full principal amount becoming due and payable on the maturity date.

The amounts outstanding under the CMBS Loan bear interest at an annual fixed rate equal to 3.56%. Commencing two years after securitization, the CMBS Loan may be defeased in whole, but not in part, subject to certain conditions as set forth in the CMBS Loan Agreement.

The loan documents for the CMBS Loan contain: customary affirmative and negative covenants; agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranty dated January 31, 2020 in favor of KeyBank, we serve as a non-recourse guarantor with respect to the CMBS Loan. We are in compliance with all such covenants.

TCF Loan

On March 30, 2020, we, through four wholly-owned special purpose entities (collectively, the “Original Borrowers”), entered into a term loan agreement (the “TCF Loan Agreement”) with TCF National Bank, a national banking association (“TCF”), as lead arranger and administrative agent for up to $31.5 million (the “TCF Loan”). At closing, we drew approximately $30.5 million and utilized $4 million to pay off the KeyBank Bridge Loan. The remaining $1 million serves as an interest holdback to cover monthly interest payments until fully utilized. The TCF Loan is secured by a first mortgage on each of the Ocoee Property, the Ardrey Kell Property, the Surprise Property, and the Escondido Property (the “TCF Properties”).

On September 2, 2020, the Company, the Original Borrowers and TCF amended the TCF Loan Agreement, whereby a special purpose entity of the Company owning the Punta Gorda property, became a co-borrower and pledged its property as additional collateral for the TCF Loan. Accordingly, we received an increase of approximately $9.2 million to the loan commitment, which was immediately drawn (the “Additional Proceeds”), for an aggregate commitment of approximately $40.7 million. Other than as described in the foregoing, none of the other material terms of the TCF Loan were changed by the loan amendment.

The interest rate on the TCF Loan is equal to the greater of (i) 3.75% per annum or (ii) an adjustable annual rate equal to LIBOR plus 3.00%. Upon achievement of certain financial conditions, the interest rate will be equal to the greater of (i) 3.50% per annum or (ii) an adjustable annual rate equal to LIBOR plus 2.50%. As of September 30, 2020, the interest rate on the TCF Loan was 3.75%. In April 2020, our Operating Partnership purchased an interest rate cap with a notional amount of $30.5 million, such that in no event will LIBOR exceed 0.75% thereon through May 2022.

The TCF Loan has an initial term of three years, maturing on March 30, 2023, with two one-year extension options subject to certain conditions outlined further in the TCF Loan documents. During the initial term, monthly payments are interest only; during any extension periods, monthly payments are principal and interest.

The TCF Loan Agreement also contains a debt service coverage ratio covenant applicable to the Borrowers whereby, commencing on March 31, 2022, the TCF Properties must have a debt service coverage ratio of not less than 1.20 to 1.00. The TCF Loan Agreement also contains: customary affirmative, negative and financial covenants; agreements; representations; warranties and borrowing conditions; and events of default all as set forth in such loan agreement.

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We serve as a limited recourse guarantor with respect to the TCF Loan during the initial term. Our obligations as guarantor may decrease based on the debt service coverage ratio on the TCF Properties.

The following table presents the future principal payment requirements on outstanding secured debt as of September 30, 2020:

2020	$33,004
2021	137,392
2022	44,146,418
2023	40,442,340
2024	166,287
2025 and thereafter	41,947,150
Total payments	126,872,591
Debt issuance costs, net	(790,141)

Total	$126,082,450

Note 6. Related Party Transactions

Fees to Affiliates

Our Advisory Agreement with our Advisor and our Dealer Manager Agreement with our Former Dealer Manager entitle our Advisor and our Former Dealer Manager to specified fees upon the provision of certain services with regard to the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organization and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

Organization and Offering Costs

Organization and offering costs of the Public Offering were paid by our Advisor on our behalf and reimbursed to our Advisor from the proceeds of our Public Offering; provided, however, that our Advisor funded, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses. Organization and offering costs consisted of all expenses (other than sales commissions, the dealer manager fee, stockholder servicing fees and dealer manager servicing fees) paid by us in connection with the Public Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable organization and offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Public Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Public Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Subsequent to the termination of our Primary Offering, we determined that total organization and offering costs did not exceed 3.5% of the gross proceeds received from the Primary Offering, and thus there was no reimbursement.

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Advisory Agreement

We do not have any employees. Our Advisor is primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor receives various fees and expenses under the terms of our Advisory Agreement. As noted above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor funded, and will not be reimbursed for, 1.15% of the gross offering proceeds from the sale of Class W shares towards payment of organization and offering expenses, and is required to reimburse us within 60 days after the end of the month in which the Primary Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions, dealer manager fees, stockholder servicing fees and dealer manager servicing fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Subsequent to the termination of our Primary Offering, we determined that total organization and offering costs did not exceed 3.5% of the gross proceeds received from the Primary Offering, and thus there was no reimbursement.

Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses, including sales commissions, dealer manager fees, stockholder servicing fees, dealer manager servicing fees and organization and offering expenses, are in excess of 15% of gross proceeds from the Primary Offering. Subsequent to the termination of our Primary Offering, we determined that total organization and offering costs will not exceed 15% of the gross proceeds received from the Primary Offering, and thus there will be no reimbursement. Our Advisor also receives a monthly asset management fee equal to 0.0833%, which is one-twelfth of 1%, of our aggregate asset value, as defined. Our Advisor may also be entitled to various subordinated distributions under our operating partnership agreement if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Beginning four fiscal quarters after we acquire our first real estate asset, our Advisor is required to pay or reimburse us the amount by which our aggregate annual operating expenses, as defined, exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

As of September 30, 2020 and 2019, our aggregate annual operating expenses, as defined, did not exceed the thresholds described above.

Dealer Manager Agreement

On April 17, 2020, in accordance with provisions of the Dealer Manager Agreement, we provided a 60-day termination notice to our Former Dealer Manager and pursuant to such notice, the Dealer Manager Agreement was terminated on June 16, 2020. In connection with our Primary Offering, our Former Dealer Manager received a sales commission of up to 6.0% of gross proceeds from sales of Class A shares and up to 3.0% of gross proceeds from sales of Class T shares in the Primary Offering and a dealer manager fee of up to 3.0% of gross proceeds from sales of both Class A shares and Class T shares in the Primary Offering under the terms of the Dealer Manager Agreement. Our Former Dealer Manager did not receive an upfront sales commission or dealer

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

manager fee from sales of Class W shares in the Primary Offering. In addition, participating broker-dealers of our Former Dealer Manager receive an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T shares sold in the Primary Offering. Our Former Dealer Manager receives an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W shares sold in the Primary Offering. We will cease paying the stockholder servicing fee with respect to the Class T shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made commencing after the termination of our Primary Offering; (iii) with respect to a particular Class T share, the third anniversary of the issuance of the share; and (iv) the date that such Class T share is redeemed or is no longer outstanding. We will cease paying the dealer manager servicing fee with respect to the Class W shares sold in the Primary Offering at the earlier of (i) the date we list our shares on a national securities exchange, merge or consolidate with or into another entity, or sell or dispose of all or substantially all of our assets, (ii) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of Class A shares, Class T shares, and Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made commencing after the termination of our Primary Offering; (iii) the end of the month in which the aggregate underwriting compensation paid in our Primary Offering with respect to Class W shares, comprised of the dealer manager servicing fees, equals 9.0% of the gross proceeds from the sale of Class W shares in our Primary Offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan), which calculation shall be made commencing after the termination of our Primary Offering, and (iv) the date that such Class W share is redeemed or is no longer outstanding. During the second quarter of 2020, as a result of the suspension of our Primary Offering, termination of our Former Dealer Manager and the termination of our Primary Offering on September 11, 2020, we expected that the aggregate underwriting compensation from all sources would exceed 10% at a date in the future, and therefore, we will cease paying a portion of the accrued Class W dealer manager servicing fees. Accordingly, during the second quarter of 2020, we reversed a portion of our liability for future payment of Class W dealer manager servicing fees in excess of the 10% limitation, which resulted in an approximately $1.6 million reduction in Due to Affiliates and an increase in Additional Paid in Capital in the accompanying consolidated balance sheet. Subsequent to the termination of our Primary Offering, we determined that no additional adjustment to accrued Class W dealer manager servicing fees was required.

Our Former Dealer Manager entered into participating dealer agreements with certain other broker-dealers which authorized them to sell our shares. Upon sale of our shares by such broker-dealers, our Former Dealer Manager re-allow all of the sales commissions and, subject to certain limitations, the stockholder servicing fees paid in connection with sales made by these broker-dealers. Our Former Dealer Manager may also re-allow to these broker-dealers a portion of their dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our Former Dealer Manager, payment of attendance fees required for employees of our Former Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our Former Dealer Manager also received reimbursement of bona fide due diligence expenses; however, to the extent these due diligence expenses cannot be justified, any excess over actual due diligence expenses are considered underwriting compensation subject to a 10% FINRA limitation and, when aggregated with all other non-accountable expenses in connection with our Primary Offering, may not exceed 3% of gross offering

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proceeds from sales in the Primary Offering. We recorded a liability as due to affiliates for the future estimated stockholder and dealer manager servicing fees and a reduction to additional paid-in capital at the time of sale of the Class T and Class W shares as an offering cost.

Property Management Agreement

Our Property Manager receives: (i) a monthly management fee for the property equal to the greater of $3,000 or 6% of the gross revenues from the property plus reimbursement of the Property Manager’s costs of managing the property and (ii) a construction management fee equal to 5% of the cost of construction or capital improvement work in excess of $10,000. In addition, our Property Manager or an affiliate has the exclusive right to offer tenant insurance plans, tenant protection plans or similar programs (collectively “Tenant Programs”) to customers at our properties and is entitled to substantially all of the benefits of such Tenant Programs. The property management agreement has a three year term and automatically renews for successive three year periods thereafter, unless we or our Property Manager provide prior written notice at least 90 days prior to the expiration of the term. After the end of the initial three year term, either party may terminate a property management agreement generally upon 60 days prior written notice. With respect to each new property we acquire for which we enter into a property management agreement with our Property Manager we will also pay our Property Manager a one-time start-up fee in the amount of $3,750.

All of our properties are operated under the “SmartStop® Self Storage” brand. An affiliate of our sponsor owns the rights to the “SmartStop® Self Storage” brand.

Transfer Agent Agreement

Our Prior Sponsor is the owner and manager of our Transfer Agent, which is a registered transfer agent with the SEC. Pursuant to our transfer agent agreement, our Transfer Agent provides transfer agent and registrar services to us. These services are substantially similar to what a third party transfer agent would provide in the ordinary course of performing its functions as a transfer agent, including, but not limited to: providing customer service to our stockholders, processing the distributions and any servicing fees with respect to our shares and issuing regular reports to our stockholders. Our Transfer Agent may retain and supervise third party vendors in its efforts to administer certain services. We believe that our Transfer Agent, through its knowledge and understanding of the direct participation program industry which includes non-traded REITs, is particularly suited to provide us with transfer agent and registrar services. Our Transfer Agent also conducts transfer agent and registrar services for our Sponsor and a private REIT sponsored by our Sponsor.

Fees paid to our Transfer Agent are based on a fixed quarterly fee, one-time account setup fees and monthly open account fees. In addition, we will reimburse our Transfer Agent for all reasonable expenses or other changes incurred by it in connection with the provision of its services to us, and we will pay our Transfer Agent fees for any additional services we may request from time to time, in accordance with its rates then in effect. Upon the request of our Transfer Agent, we may also advance payment for substantial reasonable out-of-pocket expenditures to be incurred by it.

The initial term of the Transfer Agent Agreement is three years, which term will be automatically renewed for one year successive terms, but either party may terminate the Transfer Agent Agreement upon 90 days’ prior written notice. In the event that we terminate the Transfer Agent Agreement, other than for cause, we will pay our transfer agent all amounts that would have otherwise accrued during the remaining term of the Transfer Agent Agreement; provided, however, that when calculating the remaining months in the term for such purposes, such term is deemed to be a 12 month period starting from the date of the most recent annual anniversary date.

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(Unaudited)

Pursuant to the terms of the agreements described above, the following table summarizes related party costs incurred and paid by us for the year ended December 31, 2019 and the nine months ended September 30, 2020, as well as any related amounts payable as of December 31, 2019 and September 30, 2020:

	Year Ended December 31, 2019			Nine Months Ended September 30, 2020
	Incurred	Paid	Payable	Incurred	Paid	Adjustment(2)	Payable
Expensed
Operating expenses (including organizational costs)	$1,247,017	$1,200,196	$73,437	$1,287,391	$1,209,446	$—	$184,635
Asset management fees	2,027,231	1,989,408	45,656	2,358,356	2,398,742	—	5,270
Property management fees	1,014,881	1,014,881	—	1,032,442	1,032,442	—	—
Transfer Agent expenses	275,899	273,542	12,900	275,771	277,530	—	11,141
Acquisition expenses	652,167	652,167	—	342,192	342,192	—	—
Capitalized
Acquisition expenses	44,740	44,740	—	10,800	10,800	—	—
Additional Paid-in Capital
Selling commissions	4,702,176	4,714,469	33,020	1,232,385	1,265,405	—	—
Dealer Manager fees	1,774,215	1,772,811	17,657	432,389	450,046	—	—
Stockholder Servicing Fees and Dealer Manager Servicing Fees(1)	2,661,417	729,179	3,528,011	417,202	744,996	(1,585,682)	1,614,057
Offering costs	266,409	254,946	29,765	97,883	127,648	—	—

Total	$14,666,152	$12,646,339	$3,740,446	$7,486,811	$7,859,247	$(1,585,682)	$1,815,103

(1)

We pay participating broker-dealers of our Former Dealer Manager an ongoing stockholder servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 1% of the purchase price per share of the Class T Shares and we pay our Former Dealer Manager an ongoing dealer manager servicing fee that is payable monthly and accrues daily in an amount equal to 1/365th of 0.5% of the purchase price per share of the Class W Shares sold in the Primary Offering.

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(Unaudited)

(2)

During the second quarter of 2020, as a result of the suspension of our Primary Offering, termination of our Former Dealer Manager and the termination of our Primary Offering on September 11, 2020, we expected that the aggregate underwriting compensation from all sources would exceed 10% at a date in the future, and therefore, we will cease paying a portion of the accrued Class W dealer manager servicing fees. Accordingly, during the second quarter of 2020, we reversed a portion of our liability for future payment of Class W dealer manager servicing fees in excess of the 10% limitation, which resulted in an approximately $1.6 million reduction in Due to Affiliates and an increase in Additional Paid in Capital in the accompanying consolidated balance sheet. Subsequent to the termination of our Primary Offering, we determined that no additional adjustment to accrued Class W dealer manager servicing fees was required.

Tenant Programs

We may offer a tenant insurance plan, tenant protection plan or similar program (collectively “Tenant Programs”) to customers at our properties pursuant to which our Property Manager or an affiliate is entitled to substantially all of the net revenue attributable to the sale of Tenant Programs at our properties.

In order to protect the interest of the Property Manager in receiving these revenues in light of the fact that we control the properties and, hence, the ability of the Property Manager to receive such revenues, we and an affiliate of our Property Manager agreed to transfer our respective rights in such revenue to a joint venture entity owned 0.1% by our TRS subsidiary and 99.9% by our Property Manager’s affiliate (the “PM Affiliate”). Under the terms of the operating agreement of the joint venture entity, dated March 27, 2018 (the “JV Agreement”), our TRS will receive 0.1% of the net revenues generated from such Tenant Programs and the PM Affiliate will receive the other 99.9% of such net revenues. The JV Agreement further provides, among other things, that if a member or its affiliate terminates all or substantially all of the property management agreements or defaults in its material obligations under the JV Agreement or undergoes a change of control, as defined, (the “Triggering Member”), the other member generally shall have the right (but not the obligation) to either (i) sell all of its interest in the joint venture to the Triggering Member at fair market value (as agreed upon or as determined under an appraisal process) or (ii) purchase all of the Triggering Member’s interest in the joint venture at 95% of fair market value. For the nine months ended September 30, 2020 and 2019, an affiliate of our Property Manager received net revenue from this joint venture of approximately $610,000 and $260,000, respectively.

Storage Auction Program

Our Sponsor owns a minority interest in a company that owns 50% of an online auction company (the “Auction Company”) that serves as a web portal for self storage companies to post their auctions for the contents of abandoned storage units online instead of using live auctions conducted at the self storage facilities. The Auction Company receives a service fee for such services. During the nine months ended September 30, 2020 and 2019, we paid approximately $8,000 and $7,000 in fees to the Auction Company related to our properties, respectively. Our properties receive the proceeds from such online auctions.

Note 7. Commitments and Contingencies

Distribution Reinvestment Plan

We adopted a distribution reinvestment plan that will allow our stockholders to have distributions otherwise distributable to them invested in additional shares of our common stock. The plan became effective on the effective date of our Public Offering. No sales commission or dealer manager fee will be paid on shares sold

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September 30, 2020

(Unaudited)

through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. On June 20, 2019, our board of directors approved the Amended and Restated Distribution Reinvestment Plan, which replaced our prior distribution reinvestment plan, and became effective for distribution payments being paid beginning in July 2019. The Amended and Restated Distribution Reinvestment Plan sets the price for our shares to be equal to the estimated value per share of the Class A Shares, Class T Shares, and Class W Shares approved by the board of directors and in effect on the date of purchase of the shares under the Amended and Restated Distribution Reinvestment Plan. On July 30, 2020, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $50 million in shares under our distribution reinvestment plan. The DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders. As of September 30, 2020, we have sold approximately 280,000 Class A shares, 220,000 Class T shares and 50,000 Class W shares through our distribution reinvestment plan offering.

Share Redemption Program

We adopted a share redemption program that enables stockholders to sell their shares to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption.

Our board of directors may amend, suspend or terminate the share redemption program with 30 days’ notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC, or by a separate mailing to our stockholders.

In order to preserve cash in light of the uncertainty relating to COVID-19 and its potential impact on our overall financial results, on March 30, 2020, our board of directors approved the suspension of our share redemption program, effective on April 29, 2020. The share redemption program will remain suspended until its resumption is approved by the board, if ever. As a result, we were not able to honor redemption requests made during the nine months ended September 30, 2020.

There are several limitations on our ability to redeem shares under the share redemption program including, but not limited to:

•

Unless the shares are being redeemed in connection with a stockholder’s death, “qualifying disability” (as defined under the share redemption program) or bankruptcy, we may not redeem shares until the stockholder has held his or her shares for one year.

•	During any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year.

•	The cash available for redemption is limited to the proceeds from the sale of shares pursuant to our distribution reinvestment plan.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

For the year ended December 31, 2019, we received redemption requests totaling approximately $1.4 million (approximately 62,000 shares), approximately $0.7 million of which were fulfilled during the year ended December 31, 2019, with the remaining approximately $0.7 million included in accounts payable and accrued liabilities as of December 31, 2019, and fulfilled in January 2020. During the nine months ended September 30, 2020, we received redemption requests totaling approximately $0.9 million (approximately 39,000 shares); however, due to the suspension of our share redemption program, no share redemption requests were fulfilled.

Operating Partnership Redemption Rights

The limited partners of our Operating Partnership have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances that could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as our Advisor is acting as our advisor under the Advisory Agreement.

Other Contingencies

From time to time, we are party to legal proceedings that arise in the ordinary course of our business. We are not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

Note 8. Selected Quarterly Data (Unaudited)

The following is a summary of quarterly financial information for the periods shown below.

	Three months ended
	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Total revenues	$4,502,793	$4,976,849	$5,234,189	$5,373,405	$6,094,546
Total operating expenses	5,929,491	6,550,524	7,319,352	7,029,939	7,440,759
Operating loss	(1,426,698)	(1,573,675)	(2,085,163)	(1,656,534)	(1,346,213)
Net loss	(1,959,538)	(2,440,506)	(3,582,750)	(2,892,936)	(2,906,069)
Net loss attributable to common stockholders	(1,957,502)	(2,438,027)	(3,579,544)	(2,890,446)	(2,903,717)
Net loss per Class A share-basic and diluted	(0.24)	(0.27)	(0.36)	(0.28)	(0.28)
Net loss per Class T share-basic and diluted	(0.24)	(0.27)	(0.36)	(0.28)	(0.28)
Net loss per Class W share-basic and diluted	(0.24)	(0.27)	(0.36)	(0.28)	(0.28)

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Note 9. Declaration of Distributions

Cash Distribution Declaration

In order to give our board of directors maximum flexibility to monitor and evaluate the situation related to the financial impact of COVID-19, on March 30, 2020, our board of directors changed its distribution authorizations from a quarterly to monthly authorization starting with the second quarter of 2020.

On September 25, 2020, the board of directors changed its distribution authorizations from monthly back to quarterly for the fourth quarter of 2020 and the foreseeable future. In addition, the board authorized a daily distribution rate of approximately $0.00427 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on October 1, 2020 and ending December 31, 2020. In connection with these distributions, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00361 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00396 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Note 10. Potential Acquisitions

San Gabriel Property

On January 4, 2018, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party for the acquisition of a property that is being developed into a self storage facility located in San Gabriel, California (the “San Gabriel Property”). The purchase price for the San Gabriel Property is approximately $15.4 million, plus closing and acquisition costs. We expect the acquisition of the San Gabriel Property to close in the second half of 2021 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with net proceeds from our offering and/or debt financing. If we fail to acquire the San Gabriel Property, in addition to the incurred acquisition costs, we may also forfeit approximately $200,000 in earnest money as a result.

Note 11. Subsequent Events

Potential Merger with SmartStop Self Storage REIT, Inc.

On November 10, 2020, the Company, SmartStop and Merger Sub entered into the Merger Agreement in connection with the Merger. The Merger Agreement provides that SmartStop will acquire the Company by way of a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity in the Merger. The special committee (the “Committee”) of our board of directors, our board, the special committee of the board of directors of SmartStop and the board of directors of SmartStop have approved the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, the Committee and our board have approved, and recommended that our stockholders approve, an amendment to the Company’s First Articles of Amendment and Restatement to remove the limitations on “roll-up transactions” (the “Charter Amendment”), which is necessary to consummate the Merger.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Merger Effective Time”), each Class A share, Class T share, and Class W share issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive 2.1875 shares of SmartStop’s Class A Common Stock, $0.001 par value per share (the “SmartStop Common Stock”),

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

subject to the treatment of fractional shares in accordance with the Merger Agreement (the “Merger Consideration”). This exchange ratio represents an increase of $0.10 per share from the Company’s most recent estimated Net Asset Value (NAV) of $22.65, when compared to SmartStop’s most recent estimated NAV of $10.40 per share. The transaction values the Company at approximately $370 million, based on September 30, 2020 share counts and debt principal balances outstanding, and using the agreed exchange ratio and SmartStop’s estimated NAV. Immediately prior to the Merger Effective Time, each restricted share of SST IV Common Stock granted under the Company’s Employee and Director Long-Term Incentive Plan will become fully vested and non-forfeitable, and at the Merger Effective Time will be converted into the right to receive the Merger Consideration.

The Merger Agreement contains customary representations, warranties and covenants, including covenants relating to the conduct of the respective businesses of the Company and SmartStop during the period between the execution of the Merger Agreement and the earlier of the completion of the Merger or the termination of the Merger Agreement in accordance with its terms. The closing of the Merger (the “Closing”) is subject to and conditioned on the approval of the Merger and the Charter Amendment by the affirmative vote of holders of not less than a majority of all outstanding shares of our common stock (the “Stockholder Approvals”). Pursuant to the terms of the Merger Agreement, the Closing is also subject to other customary conditions, including the delivery of certain documents and legal opinions, the accuracy of the representations and warranties of the parties (subject to the materiality standards contained in the Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by SmartStop to register the shares of the SmartStop Common Stock to be issued as Merger Consideration, and the absence of a “SST IV Material Adverse Effect” or “SmartStop Material Adverse Effect” (as each term is defined in the Merger Agreement). The Closing is not subject to a financing condition or the approval of SmartStop’s stockholders.

The Merger Agreement prohibits the Company and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The Merger Agreement also provides that at any time prior to receipt of the Stockholder Approvals, the Company and its representatives may, in certain circumstances, make an “Adverse Recommendation Change” (as that term is defined in the Merger Agreement) and terminate the Merger Agreement, subject to complying with certain conditions set forth in the Merger Agreement.

In the event of the termination of the Merger Agreement and the Company’s entry into an alternative transaction with respect to a superior proposal, as well as under other specified circumstances, the Company will be required to pay to SmartStop a termination payment of $7.2 million. In addition, the Merger Agreement provides for customary expense reimbursements under specified circumstances set forth in the Merger Agreement.

We expect the Merger to close during the first half of 2021; however, there is no guarantee that the Merger will be consummated.

Ancillary Agreements

Concurrently with the entry into the Merger Agreement, (i) the Company, our Operating Partnership, and our Advisor, entered into a termination agreement (the “Termination Agreement”), pursuant to which, among other things, the Advisory Agreement, dated as of March 3, 2017, by and among the Company, our Operating Partnership, and our Advisor will terminate upon the Merger Effective Time without any payment to our Advisor, and (ii) the Company, our Operating Partnership, and SmartStop Storage Advisors, LLC, a subsidiary of SmartStop (“SSA”), entered into a Redemption of Special Limited Partner Interest Agreement (the “Redemption

STRATEGIC STORAGE TRUST IV, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited)

Agreement”), pursuant to which the special limited partner interest in our Operating Partnership held by SSA will be redeemed by our Operating Partnership immediately prior to the Merger Effective Time, without any distribution or other payment to SSA.

Suspension of Distribution Reinvestment Plan

In connection with the Merger Agreement, on November 10, 2020, the board of directors approved the suspension of the DRP with an effective date of November 20, 2020. Therefore, further distributions will be paid in cash to all stockholders unless and until the DRP is reinstated. The Board may amend, suspend or terminate the DRP for any reason upon 10 days’ written notice to the participants of the DRP.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SMARTSTOP SELF STORAGE REIT, INC.,

SST IV MERGER SUB, LLC,

AND

STRATEGIC STORAGE TRUST IV, INC.

DATED AS OF NOVEMBER 10, 2020

A-i

A-ii

EXHIBIT

Exhibit A – Charter Amendment

DISCLOSURE LETTERS

SST IV Disclosure Letter

SmartStop Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 10, 2020 (this “Agreement”), is entered into by and among SmartStop Self Storage REIT, Inc., a Maryland corporation (“SmartStop”), SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of SmartStop (“Merger Sub”), and Strategic Storage Trust IV, Inc., a Maryland corporation (“SST IV”). Each of SmartStop, Merger Sub, and SST IV is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, SST IV (i) is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes, (ii) holds interests in properties through SST IV Operating Partnership and (iii) is the sole general partner of SST IV Operating Partnership;

WHEREAS, SmartStop (i) is a Maryland corporation operating as a real estate investment trust for U.S. federal income tax purposes, (ii) holds interests in properties through SmartStop Operating Partnership and (iii) is the sole general partner of SmartStop Operating Partnership;

WHEREAS, the Parties wish to effect a business combination transaction in which SST IV will be merged with and into Merger Sub, with Merger Sub being the surviving company (the “Merger”), and each Eligible Share (as defined herein) issued and outstanding immediately prior to the Merger Effective Time (as defined herein) will be converted into the right to receive the Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, on the recommendation of the special committee (the “SST IV Special Committee”) of the board of directors of SST IV (the “SST IV Board”), the SST IV Board has (a) determined that this Agreement, the Charter Amendment (as defined herein), the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of, and, with respect to this Agreement and the Merger, are fair and reasonable to SST IV and on terms and conditions no less favorable to SST IV than those available from unaffiliated third parties, (b) authorized and approved this Agreement, the Charter Amendment, the Merger and the other transactions contemplated by this Agreement, (c) directed that the Merger and the Charter Amendment be submitted for consideration at the Stockholders Meeting, and (d) recommended the approval of the Merger and the Charter Amendment by the SST IV stockholders;

WHEREAS, on the recommendation of the special committee (the “SmartStop Special Committee”) of the board of directors of SmartStop (the “SmartStop Board”), the SmartStop Board has (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of SmartStop, and (b) authorized and approved this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, SmartStop, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve this Agreement and the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for the Merger for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) SST IV, SST IV Operating Partnership and SST IV Advisor have entered into a Termination Agreement, which sets forth the terms on which the SST IV Advisory Agreement shall terminate effective as of the Merger Effective Time without any payment to the SST IV Advisor, and (ii) SST IV, SST IV Operating Partnership and SmartStop

Storage Advisors, LLC, a Delaware limited liability company and SmartStop Subsidiary (“SSA”), have entered into a Redemption of Special Limited Partner Interest Agreement (the “Redemption Agreement”), which sets forth the terms on which the SST IV Special Limited Partner Interest shall be redeemed by SST IV Operating Partnership immediately prior to the Merger Effective Time without any payment to SSA; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Merger, and to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Acceptable NDA” means a confidentiality agreement with a term of at least one year and terms (including a standstill provision) that are not materially less favorable in the aggregate to SST IV than the confidentiality provisions in the Exclusivity Agreement.

“Action” means any claim, action, cause of action, demand, suit, litigation, investigation, audit, proceeding, arbitration, mediation, interference, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an Acceptable NDA) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 and (ii) any applicable anti-bribery, anti-money laundering, anti-corruption or similar Law of any other jurisdiction.

“Benefit Plan” means, with respect to a Person, any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not funded, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by such Person or any of its subsidiaries including, but not limited to, “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not written and whether or not subject to ERISA.

“Business Day” means any day ending at 11:59 p.m., California local time, other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required by Law to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Charter Amendment” means that amendment to the SST IV Charter, substantially in the form attached hereto as Exhibit A.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other obligation.

“COVID-19 Measure” means any Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with, or in response to, the outbreak of the novel coronavirus causing coronavirus disease 2019 (“COVID-19”).

“Eligible Shares” means each share of SST IV Common Stock outstanding immediately prior to the Merger Effective Time, other than Excluded Shares.

“Environmental Law” means any Law relating to the investigation, pollution (or cleanup or other remediation thereof), restoration or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to (i) the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances and (ii) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means 2.1875, as such ratio may be adjusted in accordance with Section 3.1(b).

“Excluded Shares” means all shares of SST IV Common Stock held, as of immediately prior to the Merger Effective Time, by any SST IV Subsidiary, SmartStop or any SmartStop Subsidiary.

“Exclusivity Agreement” means the Exclusivity and Non-Disclosure Agreement dated October 9, 2020 by and between SmartStop and SST IV.

“Expense Reimbursement Payment” means payment in an amount equal to the documented Expenses of the Party that is entitled to receive such payment pursuant to Section 9.3 of this Agreement; provided, that such payment shall not exceed $1,500,000.

“Expenses” means all costs, fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, obtaining any third party consents, making any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.4 (Capital Structure); Section 4.5(f) (SEC Documents and Financial Statements); Section 4.13(b) (Taxes); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.4 (Capital Structure); Section 5.5(f) (SEC Documents and Financial Statements); and Section 5.13(b) (Taxes).

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, body, department, self-regulatory organization, arbitration panel or similar entity or subdivision thereof.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed, designated, classified or regulated as hazardous or toxic under any Environmental Law; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof, and lead-containing paint or plumbing; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) net cash payment obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to SST IV, the actual knowledge of the persons named in Section 1.1(a) of the SST IV Disclosure Letter and (ii) with respect to the SmartStop Parties, the actual knowledge of the persons named in Section 1.1(a) of the SmartStop Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, common laws, rules, ordinances, codes, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Non-Tax Contract” means any Contract entered into in the ordinary course of business not dealing principally with the sharing, allocation or indemnification of Taxes and in which the provisions dealing with Taxes are of a type typically included in such Contracts (such as acquisition agreements, employment agreements, leases and loan agreements).

“Order” means a judgment, writ, stipulation, injunction, order or decree of any Governmental Authority.

“Permitted Liens” means any of the following: (i) Liens for current Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith and for which there are adequate accruals or reserves on the financial statements (if such accruals or reserves are required pursuant to GAAP); (ii) Liens that are carriers’, suppliers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar Liens arising in the ordinary course of business if the underlying obligations are not yet delinquent, or are being contested in good faith; (iii) with respect to any real property, Liens that are zoning, building or other regulations, requirements, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the use of the real property as currently conducted; (iv) with respect to SST IV, Liens that are disclosed on Section 4.10 of the SST IV Disclosure Letter, and with respect to SmartStop, Liens that are disclosed on Section 5.10 of the SmartStop Disclosure Letter; (v) with respect to SST IV or SmartStop, as applicable, Liens that are disclosed in the most recent Quarterly Report on Form 10-Q filed by such Person; (vi) with respect to SST IV, Liens arising pursuant to any SST IV Material Contract or, with respect to SmartStop, Liens arising pursuant to any SmartStop Material Contract; (vii) with respect to any real property of SST IV or SmartStop, as applicable, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof and any unrecorded easements (including reciprocal easement agreements), rights of way and other similar restrictions, or any ground leases; and (viii) with respect to SST IV or SmartStop, as applicable, Liens that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means the proxy statement relating to the Stockholders Meeting together with any amendment or supplements thereto.

“REIT” means a “real estate investment trust” within the meaning of Section 856 of the Code.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SmartStop Benefit Plan” means any Benefit Plan of SmartStop or any SmartStop Subsidiary.

“SmartStop Bylaws” means the Amended and Restated Bylaws of SmartStop, dated September 17, 2019.

“SmartStop Charter” means the charter of SmartStop.

“SmartStop Equity Incentive Plan” means the Employee and Director Long-Term Incentive Plan of SmartStop Self Storage REIT, Inc., effective December 20, 2013, as amended.

“SmartStop Governing Documents” means (i) the SmartStop Charter, (ii) the SmartStop Bylaws, (iii) the certificate of limited partnership of SmartStop Operating Partnership, (iv) the SmartStop Operating Partnership Agreement, (v) the articles of organization of Merger Sub, and (vi) the operating agreement of Merger Sub.

“SmartStop Management Agreement” means each property management agreement entered into by Strategic Storage Property Management IV, LLC or SS Growth Property Management II, LLC and any subsidiary of any REIT managed by a SmartStop Subsidiary.

“SmartStop Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of SmartStop and the SmartStop Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of the SmartStop Parties to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a SmartStop Material Adverse Effect has occurred: (A) any failure of SmartStop to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a SmartStop Material Adverse Effect), (B) any changes that affect the self storage REIT industry generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal or regulatory conditions in the geographic regions in which SmartStop operates or owns or leases properties, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any damage or destruction of real property or improvements owned or leased by SmartStop or any SmartStop Subsidiary that is substantially covered by insurance, (I) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (J) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), which in the case of each of clauses (B), (C), (D), (E), (G), (H), (I) and (J) do not disproportionately affect SmartStop and the SmartStop Subsidiaries, taken as a whole, relative to other similarly situated participants in the self storage REIT industry in the United States.

“SmartStop Operating Partnership” means SmartStop OP, L.P., a Delaware limited partnership and the operating partnership of SmartStop.

“SmartStop Operating Partnership Agreement” means the Third Amended and Restated Limited Partnership Agreement of SmartStop Operating Partnership, dated June 28, 2019, as amended.

“SmartStop Operating Partnership Unit” means the Class A Units set forth in the SmartStop Operating Partnership Agreement.

“SmartStop Parties” means SmartStop and Merger Sub.

“SmartStop Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by SmartStop or any SmartStop Subsidiary as of the date of this Agreement (including all of SmartStop’s or any SmartStop Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“SmartStop Subsidiary” means (i) any corporation (or entity treated as a corporation for federal income tax purposes) of which at least fifty percent (50%) (or for purposes of the representations and warranties set forth in Section 5.13, ten (10%)) of the outstanding voting securities (by vote or value) is, directly or indirectly, owned by SmartStop and (ii) any partnership, limited liability company, joint venture or other entity of which at least fifty percent (50%) of the total equity interest is directly or indirectly owned by SmartStop or of which SmartStop or any SmartStop Subsidiary is a general partner, manager, managing member or the equivalent, including the SmartStop Operating Partnership.

“SST IV Advisor” means Strategic Storage Advisor, IV, LLC, a Delaware limited liability company and the external investment advisor to SST IV.

“SST IV Advisory Agreement” means the Advisory Agreement, dated as of March 3, 2017, by and between SST IV, SST IV Operating Partnership and SST IV Advisor.

“SST IV Bylaws” means the Bylaws of SST IV, dated as of June 1, 2016.

“SST IV Charter” means the charter of SST IV.

“SST IV Common Stock” means the SST IV Class A Common Stock, SST IV Class T Common Stock and SST IV Class W Common Stock.

“SST IV Equity Incentive Plan” means the SST IV Employee and Director Long-Term Incentive Plan, dated January 9, 2017.

“SST IV Governing Documents” means (i) the SST IV Bylaws, (ii) the SST IV Charter, (iii) the certificate of limited partnership of SST IV Operating Partnership, and (iv) the SST IV Partnership Agreement.

“SST IV Management Agreements” means (i) the SST IV Advisory Agreement and (ii) each property management agreement entered into between Strategic Storage Property Management IV, LLC and any SST IV Subsidiary.

“SST IV Manager” means any Person, other than SST IV or a SST IV Subsidiary, who advises or manages SST IV or any SST IV Subsidiary, or any of the SST IV Properties, pursuant to the SST IV Management Agreements.

“SST IV Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of SST IV and the SST IV Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of SST IV to consummate the Merger before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a

SST IV Material Adverse Effect has occurred: (A) any failure of SST IV to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a SST IV Material Adverse Effect), (B) any changes that affect the self storage REIT industry generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal or regulatory conditions in the geographic regions in which SST IV operates or owns or leases properties, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any damage or destruction of real property or improvements owned or leased by SST IV or any SST IV Subsidiary that is substantially covered by insurance, (I) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures) and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (J) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Merger (or the interpretation or enforcement of the foregoing), which in the case of each of clauses (B), (C), (D), (E), (G), (H), (I) and (J) do not disproportionately affect SST IV and the SST IV Subsidiaries, taken as a whole, relative to other similarly situated participants in the self storage REIT industry in the United States.

“SST IV Operating Partnership” means Strategic Storage Operating Partnership IV, L.P., a Delaware limited partnership and the operating partnership of SST IV.

“SST IV Operating Partnership Units” means the Class A Units, Class T Units and Class W Units set forth in the SST IV Partnership Agreement.

“SST IV Partnership Agreement” means the First Amended and Restated Limited Partnership Agreement of SST IV Operating Partnership, dated as of January 17, 2017.

“SST IV Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by SST IV or any SST IV Subsidiary as of the date of this Agreement (including all of SST IV’s or any SST IV Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“SST IV Special Limited Partner Interest” means the special limited partner interest in the SST IV Operating Partnership held by SSA.

“SST IV Subsidiary” means (i) any corporation (or entity treated as a corporation for federal income tax purposes) of which at least fifty percent (50%) (or for purposes of the representations and warranties set forth in Section 4.13, ten (10%))of the outstanding voting securities (by vote or value) is, directly or indirectly, owned by SST IV, and (ii) any partnership, limited liability company, joint venture or other entity of which at least fifty percent (50%) of the total equity interest is, directly or indirectly, owned by SST IV or of which SST IV or any SST IV Subsidiary is a general partner, manager, managing member or the equivalent, including the SST IV Operating Partnership.

“Stockholder Approvals” means the affirmative vote of the holders of a majority of the outstanding shares of SST IV Common Stock entitled to vote at the Stockholders Meeting on the Merger and Charter Amendment.

“Stockholders Meeting” means the meeting of the holders of shares of SST IV Common Stock exclusively for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes and any duties, assessments or similar governmental charges in the nature of taxes, together with penalties, interest or additions imposed with respect to such amounts by the U.S. or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means $7,200,000.

(b) In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(j)(i)
Adverse Recommendation Change	Section 7.3(d)
Additional Indemnification Agreements Agreement	Section 7.7(a) Preamble
Articles of Merger	Section 2.3
Closing	Section 2.2
Closing Date	Section 2.2
Escrow Agreement	Section 9.3(f)
Form S-4	Section 7.1(a)
Indemnified Parties	Section 7.7(a)(i)
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(j)(ii)
Merger	Recitals
Merger Consideration	Section 3.1(a)(i)
Merger Effective Time	Section 2.3
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Outside Date	Section 9.1(b)(i)
Party(ies)	Preamble
Payor	Section 9.3(d)
Permits	Section 4.8(a)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Recipient	Section 9.3(c)
Redemption Agreement	Recitals
Registered Securities	Section 7.1(a)
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.3
SmartStop	Preamble
SmartStop Board	Recitals
SmartStop Class A Common Stock	Section 5.4(a)
SmartStop Class T Common Stock	Section 5.4(a)
SmartStop Common Stock	Section 5.4(a)
SmartStop Disclosure Letter	Article 5
SmartStop Financial Advisor	Section 5.20

Defined Term	Location of Definition
SmartStop Insurance Policies	Section 5.15
SmartStop Material Contract	Section 5.12(b)
SmartStop Permits	Section 5.8(a)
SmartStop Preferred Stock	Section 5.4(a)
SmartStop Restricted Share Awards	Section 5.4(a)
SmartStop SEC Documents	Section 5.5(a)
SmartStop Special Committee	Recitals
SmartStop Subsidiary Partnership	Section 5.13(h)
SmartStop Tax Protection Agreement	Section 5.13(h)
SmartStop Terminating Breach	Section 9.1(c)(i)
SmartStop Voting Debt	Section 5.4(d)
SSA	Recitals
SST IV	Preamble
SST IV Board	Recitals
SST IV Board Recommendation	Section 4.2(c)
SST IV Change Notice	Section 7.3(e)(i)
SST IV Class A Common Stock	Section 4.4(a)
SST IV Class T Common Stock	Section 4.4(a)
SST IV Class W Common Stock	Section 4.4(a)
SST IV Common Stock	Section 4.4(a)
SST IV Disclosure Letter	Article 4
SST IV Financial Advisor	Section 4.19
SST IV Insurance Policies	Section 4.15
SST IV Material Contracts	Section 4.12(b)
SST IV Permits	Section 4.8(a)
SST IV Preferred Stock	Section 4.4(a)
SST IV Restricted Share Awards	Section 3.2
SST IV SEC Documents	Section 4.5(a)
SST IV Special Committee	Recitals
SST IV Subsidiary Partnership	Section 4.13(h)
SST IV Tax Protection Agreements	Section 4.13(h)
SST IV Terminating Breach	Section 9.1(d)(i)
SST IV Voting Debt	Section 4.4(d)
Superior Proposal	Section 7.3(j)(iii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Transfer Agent	Section 3.3(a)
Transfer Taxes	Section 7.11(d)

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d) “or” shall be construed in the inclusive sense of “and/or”;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f) all references herein to “$” or dollars shall refer to United States dollars;

(g) no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h) it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations, subject to any commercially reasonable modifications to past practice made in good faith to respond to the actual or anticipated effects of COVID-19 or any COVID-19 Measures;

(j) references to a Person are also to its successors and permitted assigns;

(k) except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; and

(l) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1 The Merger; Other Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the Merger Effective Time, SST IV shall be merged with and into Merger Sub, whereupon the separate existence of SST IV will cease, with Merger Sub surviving the Merger (Merger Sub, as the surviving entity upon consummation of the Merger, the “Surviving Entity”), such that following the Merger, the Surviving Entity will be a wholly owned subsidiary of SmartStop. The Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., California local time, no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as those conditions are reasonably capable of being satisfied), but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such other place or date as may be agreed in writing by SST IV and SmartStop. The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, SST IV, SmartStop and Merger Sub shall (a) cause articles of merger with respect to the Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA (the “Articles of Merger”) and (b) make any other filings, recordings or publications required to be made by SST IV, SmartStop or the Surviving Entity under the MGCL or MLLCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the “Merger Effective Time”), it being understood and agreed that the Parties shall cause the Merger Effective Time to occur on the Closing Date.

Section 2.4 Organizational Documents of the Surviving Entity. At the Merger Effective Time and by virtue of the Merger, (i) the articles of organization of Merger Sub, as in effect immediately prior to the Merger Effective Time shall be the articles of organization of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization, and (ii) the operating agreement of Merger Sub as in effect immediately prior to the Merger Effective Time shall be the operating agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Entity’s articles of organization and operating agreement.

Section 2.5 Tax Treatment of Merger. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement shall be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Merger described in this Section 2.5, and no Party shall take a position inconsistent with such treatment.

Section 2.6 Management of the Surviving Entity. By virtue of the Merger, the manager of Merger Sub shall serve as the manager of the Surviving Entity.

Section 2.7 Subsequent Actions. If at any time after the Merger Effective Time the Surviving Entity shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights or properties of SST IV acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out the intent of this Agreement, then the members, managers and officers of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Entity or otherwise to carry out this Agreement.

ARTICLE 3

EFFECTS OF THE MERGER

Section 3.1 Effects of the Merger.

(a) The Merger. At the Merger Effective Time and by virtue of the Merger and without any further action on the part of SST IV, SmartStop or Merger Sub or the holders of any securities of SST IV, SmartStop or Merger Sub:

(i) Subject to Section 3.1(b) and Section 3.4, each Eligible Share will be converted into the right to receive from SmartStop the number of shares of SmartStop Class A Common Stock equal to the Exchange Ratio, subject to the treatment of fractional shares of SmartStop Class A Common Stock in accordance with Section 3.1(d) (the “Merger Consideration”);

(ii) All Eligible Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the Merger Consideration therefor in accordance with this Agreement;

(iii) All Excluded Shares shall automatically be cancelled and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto, in connection with or as a consequence of the Merger; and

(iv) Each membership interest of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall remain outstanding and, collectively, shall constitute the only issued and outstanding membership interests of the Surviving Entity.

(b) Adjustment of the Merger Consideration. Between the date of this Agreement and the Merger Effective Time, if the issued and outstanding shares of SST IV Common Stock, securities convertible or exchangeable into or exercisable for shares of SST IV Common Stock, shares of SmartStop Common Stock or securities convertible or exchangeable into or exercisable for shares of SmartStop Common Stock shall have been changed into a different number of shares or other securities or a different class by reason of any stock split (whether forward or reverse), combination, reclassification, reorganization, recapitalization, distribution, merger or exchange or other similar transaction, or a stock dividend having a record date within such period shall have been declared, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted. For the avoidance of doubt, (i) no adjustment shall be made pursuant to this Section 3.1(b) for any shares issued pursuant to SST IV’s or SmartStop’s distribution reinvestment plan or redeemed pursuant to SST IV’s or SmartStop’s share redemption program and (ii) nothing in this Section 3.1(b) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

(c) Transfer Books. From and after the Merger Effective Time, the share transfer books of SST IV shall be closed, and thereafter there shall be no further registration of transfers of SST IV Common Stock. From and after the Merger Effective Time, Persons who held outstanding shares of SST IV Common Stock immediately prior to the Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

(d) Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of SmartStop Class A Common Stock less than 1/1,000th of a share shall be issued pursuant to this Agreement and, in lieu thereof, such fractional shares a Person would otherwise be entitled to receive pursuant to this Agreement, but for this Section 3.1(d), shall be aggregated and rounded up to the nearest 1/1,000th of a share.

Section 3.2 SST IV Restricted Share Awards. Immediately prior to the Merger Effective Time, each restricted share of SST IV Common Stock granted under the SST IV Equity Incentive Plan (“SST IV Restricted Share Awards”) shall be fully vested and non-forfeitable, and all SST IV Common Stock represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive the Merger Consideration; provided, however, for the avoidance of doubt, amounts deductible pursuant to and in accordance with Section 3.4 shall include such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of any restrictions on SST IV Restricted Share Awards.

Section 3.3 Exchange Procedures.

(a) As soon as reasonably practicable after the Merger Effective Time, SmartStop shall cause Strategic Transfer Agent Services, LLC, or any successor transfer agent of SmartStop (in either case, the “Transfer Agent”), to record on the stock records of SmartStop the issuance of shares of SmartStop Class A Common Stock (including any fractional shares thereof) equal to the Merger Consideration that is issuable to each holder of

Eligible Shares pursuant to Section 3.1 and each holder of SST IV Restricted Share Awards pursuant to Section 3.2. For the avoidance of doubt, payment of the Merger Consideration shall only be made to the Person in whose name the relevant Eligible Shares are registered in the stock transfer books of SST IV as of the Merger Effective Time.

(b) None of SmartStop, SST IV, the Surviving Entity, the Transfer Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of any Merger Consideration (or the appropriate portion thereof) that has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts so delivered that remain unclaimed by holders of Eligible Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of SmartStop free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(c) No interest shall be paid or accrued on the Merger Consideration (or any amounts in respect thereof, including any dividends payable on shares of SmartStop Class A Common Stock ) for the benefit of holders of Eligible Shares or SST IV Restricted Share Awards.

Section 3.4 Withholding Rights. Each and any of SmartStop, SST IV, the Surviving Entity or the Transfer Agent, or any of their agents, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of SST IV Common Stock such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be timely paid to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5 Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 3.6 General Effects of the Merger. At the Merger Effective Time, the effect of the Merger shall be as set forth in this Agreement and the Articles of Merger and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all of the property, rights, privileges, powers and franchises of SST IV and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of SST IV and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SST IV

Except as set forth in (a) the disclosure letter prepared by SST IV and delivered by SST IV to the SmartStop Parties prior to the execution and delivery of this Agreement (the “SST IV Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the SST IV Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the SST IV SEC Documents publicly filed with, or publicly furnished to, as applicable, the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such SST IV SEC Documents to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face), SST IV hereby represents and warrants as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to the SmartStop Parties that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) SST IV is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. SST IV is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect.

(b) Each SST IV Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and (ii) has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each SST IV Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect.

(c) Section 4.1(c) of the SST IV Disclosure Letter sets forth a true and complete list of the SST IV Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which SST IV and the SST IV Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by SST IV in each SST IV Subsidiary, including a list of each SST IV Subsidiary that is (i) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each a “Taxable REIT Subsidiary”) and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) SST IV has made available to SmartStop complete and correct copies of the SST IV Governing Documents, which are in full force and effect as of the date of this Agreement. Each of SST IV and the SST IV Operating Partnership is in compliance with the terms of its applicable SST IV Governing Documents. True and complete copies of SST IV’s and the SST IV Operating Partnership’s minute books, as applicable, since January 1, 2017 have been made available by SST IV to SmartStop.

(e) SST IV has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the SST IV Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2 Authority; Approval Required.

(a) SST IV has the requisite corporate or limited partnership power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Stockholder Approvals, to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by SST IV and the consummation by SST IV of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SST IV is necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject with respect to the Merger and the

Charter Amendment, to receipt of the Stockholder Approvals and to the filing of the Articles of Merger and Articles of Amendment relating to the Charter Amendment with, and acceptance for record of the Articles of Merger and such Articles of Amendment by, the SDAT in accordance with the MGCL and the MLLCA.

(b) This Agreement has been duly executed and delivered by SST IV and, assuming due authorization, execution and delivery by the SmartStop Parties, constitutes a legally valid and binding obligation of SST IV, enforceable against SST IV in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the SST IV Special Committee, the SST IV Board has (i) determined that the terms of this Agreement, the Merger, the Merger Consideration and the other transactions contemplated by this Agreement are fair and reasonable and in the best interests of SST IV and the holders of SST IV Common Stock, (ii) approved, authorized, adopted and declared advisable this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) directed that the Merger be submitted to a vote of the holders of SST IV Common Stock and (iv) recommended that holders of SST IV Common Stock vote in favor of approval of the Merger (such recommendation, the “SST IV Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d) The Stockholder Approvals are the only vote of the holders of securities of SST IV required to approve the Merger, the Charter Amendment and the other transactions contemplated by this Agreement.

Section 4.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by SST IV does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approvals, conflict with or violate any provision of (A) the SST IV Governing Documents or (B) any equivalent organizational or governing documents of any other SST IV Subsidiary, (ii) assuming (solely with respect to performance of this Agreement) compliance with the matters referred to in Section 4.3(b), conflict with or violate any Law or Environmental Permit applicable to SST IV or any SST IV Subsidiary or by which any property or asset of SST IV or any SST IV Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of SST IV or any SST IV Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect.

(b) No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by SST IV or any SST IV Subsidiary with, nor are any required to be made or obtained by, SST IV or any SST IV Subsidiary with or from any Governmental Authority in connection with the execution, delivery and performance of this Agreement by SST IV and the SST IV Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of SST IV and the SST IV Subsidiaries following the Merger Effective Time, except (i) the filing of the Proxy Statement and Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Amendment relating to the Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, (iii) the filing of the Articles of Merger with, and the acceptance for record of such Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, which, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect. As of the date hereof, to the Knowledge of SST IV, there is no reason why the necessary approvals referenced in clause (v) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.

Section 4.4 Capital Structure.

(a) The authorized capital stock of SST IV consists of 900,000,000 shares of capital stock, of which (i) 700,000,000 shares are designated as common stock, par value $0.001 per share (“SST IV Common Stock”), of which 315,000,000 shares are designated as Class A common stock, par value $0.001 per share (“SST IV Class A Common Stock”), 315,000,000 shares are designated as Class T common stock, par value $0.001 per share (“SST IV Class T Common Stock”), and 70,000,000 shares are designated as Class W common stock, par value $0.001 per share (“SST IV Class W Common Stock”), and (ii) 200,000,000 shares are designated as preferred stock, $0.001 par value per share (“SST IV Preferred Stock”). At the close of business on October 31, 2020, (i) 5,442,468 shares of SST IV Class A Common Stock (inclusive of 7,000 SST IV Restricted Share Awards), 4,029,025 shares of SST IV Class T Common Stock and 1,105,026 shares of SST IV Class W Common Stock were issued and outstanding, (ii) no shares of SST IV Preferred Stock were issued and outstanding, and (iii) 528,476 shares of SST IV Class A Common Stock remained available for grant under the SST IV Equity Incentive Plan. All of the outstanding shares of capital stock of SST IV are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4(a), there is no other outstanding capital stock of SST IV.

(b) All of the SST IV Operating Partnership Units held by SST IV are directly owned by SST IV, free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the SST IV Operating Partnership Units are duly authorized and validly issued and were issued in compliance with applicable securities Laws. The SST IV Special Limited Partner Interest, which is held by a SmartStop Subsidiary, constitutes the only special limited partner interest in SST IV Operating Partnership.

(c) All of the outstanding shares of capital stock of each of the SST IV Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the SST IV Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the SST IV Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. SST IV or SST IV Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the SST IV Subsidiaries free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of SST IV or any SST IV Subsidiary issued and outstanding (“SST IV Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which SST IV or any of the SST IV Subsidiaries is a party or by which any of them is bound obligating SST IV or any of the SST IV Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of SST IV or any SST IV Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, SST IV Voting Debt or other equity interests.

(e) Neither SST IV nor any SST IV Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of SST IV or any of the SST IV Subsidiaries. Neither SST IV nor any SST IV Subsidiary has granted any registration rights on any of its capital stock. No SST IV Common Stock is owned by any SST IV Subsidiary.

(f) SST IV does not have a “poison pill” or similar stockholder rights plan.

(g) All dividends or other distributions on the shares of SST IV Common Stock or SST IV Operating Partnership Units and any material dividends or other distributions on any securities of any SST IV Subsidiary, which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 4.5 SEC Documents and Financial Statements.

(a) SST IV has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by SST IV under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 4.5(e)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “SST IV SEC Documents”).

(b) As of their respective filing dates, the SST IV SEC Documents (i) complied, or with respect to SST IV SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to SST IV SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the SST IV SEC Documents is, to the Knowledge of SST IV, the subject of ongoing SEC review or threatened review, and SST IV does not have any outstanding and unresolved comments from the SEC with respect to any SST IV SEC Documents. None of the SST IV SEC Documents is the subject of any confidential treatment request by SST IV.

(c) The consolidated audited and unaudited financial statements of SST IV and the SST IV Subsidiaries included, or incorporated by reference, in the SST IV SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from the books and records of SST IV and SST IV Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to SST IV) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of SST IV and the SST IV Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of SST IV and the SST IV Subsidiaries for the periods presented therein.

(d) (i) SST IV maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by SST IV in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to SST IV’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of SST IV required under the Exchange Act with respect to such reports, and (ii) such disclosure controls and procedures are effective in timely alerting SST IV’s principal executive officer and principal financial officer to material information required to be included in SST IV’s periodic reports required under the Exchange Act. SST IV and the SST IV Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (A) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (B) that transactions are executed in accordance with management’s general or specific authorizations, (C) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (D) that access to assets is permitted only in accordance with management’s general or specific authorizations, (E) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (F) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. SST IV has disclosed to SST IV’s auditors and audit committee, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect SST IV’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(e) SST IV is not, and none of the SST IV Subsidiaries is, a party to, and neither SST IV nor any SST IV Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among SST IV and any SST IV Subsidiary, on the one hand, and any unconsolidated Affiliate of SST IV or any SST IV Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SST IV, any SST IV Subsidiary or SST IV’s or such SST IV Subsidiary’s audited financial statements or other SST IV SEC Documents.

(f) Neither SST IV nor any SST IV Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.6 Absence of Certain Changes or Events. Since December 31, 2019 through the date of this Agreement, except as contemplated by this Agreement, (a) SST IV and each SST IV Subsidiary have conducted their respective business in all material respects in the ordinary course of business, (b) neither SST IV nor any SST IV Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of the Business of SST IV) if taken from and after the date of this Agreement and (c) there has not been any SST IV Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a SST IV Material Adverse Effect.

Section 4.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the consolidated balance sheet of SST IV dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since December 31, 2019, neither SST IV nor any SST IV Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a SST IV Material Adverse Effect.

Section 4.8 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.10 and Section 4.11, which are addressed solely in those Sections, SST IV and each SST IV Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for SST IV and each SST IV Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “SST IV Permits”), and all such SST IV Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the SST IV Permits, individually, or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect. SST IV has paid all fees and assessments due and payable, in each case, in connection with all such Permits, except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect. No event has occurred with respect to any of the SST IV Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such SST IV Permits. Neither SST IV nor any of the SST IV Subsidiaries has received any notice indicating, nor to the Knowledge of SST IV, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of SST IV or the SST IV Subsidiaries or the SST IV Properties that impairs the validity of any SST IV Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any SST IV Permit, except where the impairment or revocation of any such SST IV Permits, individually, or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect.

(b) Since January 1, 2018, neither SST IV nor any SST IV Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to SST IV or any SST IV Subsidiary or by which any property or asset of SST IV or any SST IV Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.16 which are solely addressed in those Sections) or (ii) any SST IV Permits (except for the SST IV Permits addressed in Section 4.11, which are solely addressed in that Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect.

Section 4.9 Litigation. There is no material Action to which SST IV or any SST IV Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of SST IV, threatened before any Governmental Authority and, to the Knowledge of SST IV, there is no basis for any such Action. Neither SST IV nor any SST IV Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of SST IV or the SST IV Subsidiaries. No Order has been issued in any proceeding to which SST IV or any of the SST IV Subsidiaries is or was a party, or, to the Knowledge of SST IV, in any other proceeding, that enjoins or requires SST IV or any of the SST IV Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2017, none of SST IV, any SST IV Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which SST IV or any SST IV Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $500,000 individually.

Section 4.10 Properties.

(a) Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports): (i) SST IV or a SST IV Subsidiary owns fee simple title to each of the SST IV Properties, free and clear of Liens, except for Permitted Liens; (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SST IV Material Adverse Effect, neither SST IV nor any SST IV Subsidiary has received written notice of any uncured violation of any Law (including zoning, building or similar Laws) affecting any portion of any of the SST IV Properties issued by any

Governmental Authority; and (iii) except as would not, individually or in the aggregate, have a SST IV Material Adverse Effect, neither SST IV nor any SST IV Subsidiary has received written notice to the effect that there are condemnation or rezoning proceedings that are currently pending or, to the Knowledge of SST IV, threatened with respect to any of the SST IV Properties.

(b) Except as disclosed in property condition assessments and similar structural engineering reports relating to the SST IV Properties, SST IV has not received written notice of, nor does SST IV have any Knowledge of, any latent defects or adverse physical conditions affecting any of the SST IV Properties or the improvements thereon that have not been corrected or cured prior to the date of this Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SST IV Material Adverse Effect.

(c) SST IV and the SST IV Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all material personal property assets owned, used or held for use by them. Neither SST IV’s, nor the SST IV Subsidiaries’, ownership of any such personal property is subject to any Liens, other than Permitted Liens.

Section 4.11 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of SST IV, is threatened relating to SST IV, any of the SST IV Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) SST IV and the SST IV Subsidiaries are and, for the past three (3) years, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) SST IV and each SST IV Subsidiary is in possession of all Environmental Permits necessary for SST IV and each SST IV Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; and (iv) there are no liabilities or obligations of SST IV or any of the SST IV Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12 Material Contracts.

(a) Section 4.12(a) of the SST IV Disclosure Letter sets forth a list of each Contract (other than a Benefit Plan) in effect as of the date hereof to which SST IV or any SST IV Subsidiary is a party to or bound by that:

(i) is required to be filed as an exhibit to SST IV’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4) or (9) of Regulation S-K promulgated under the Securities Act or is required to be described pursuant to Item 404 of such Regulation S-K;

(ii) obligates SST IV or any SST IV Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $500,000 and is not cancelable within ninety (90) days without material penalty to SST IV or any SST IV Subsidiary;

(iii) constitutes (A) an Indebtedness obligation of SST IV or any SST IV Subsidiary with a principal amount as of the date hereof greater than $500,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including SST IV or a SST IV Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of SST IV or a SST IV Subsidiary or (2) SST IV or a SST IV Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including SST IV or another SST IV Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(iv) requires SST IV or any SST IV Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of $500,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(v) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vi) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of SST IV or any SST IV Subsidiary with a third party;

(vii) prohibits the pledging of the capital stock of SST IV or any SST IV Subsidiary or prohibits the issuance of guarantees by any SST IV Subsidiary;

(viii) is with a Governmental Authority;

(ix) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $500,000;

(x) is an employment Contract or material consulting Contract;

(xi) is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xii) is a SST IV Management Agreement;

(xiii) is a ground lease under which SST IV or any SST IV Subsidiary holds a leasehold interest in the SST IV Properties or any portion thereof; or

(xiv) is both (A) not made in the ordinary course of business and (B) material to SST IV and the SST IV Subsidiaries, taken as a whole.

(b) Each Contract in any of the categories set forth in Section 4.12(a) to which SST IV or any SST IV Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “SST IV Material Contract.”

(c) Each SST IV Material Contract is legal, valid, binding and enforceable on SST IV and/or the SST IV Subsidiary that is a party thereto and, to the Knowledge of SST IV, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). SST IV and each SST IV Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each SST IV Material Contract and, to the Knowledge of SST IV, each other party thereto has performed all obligations required to be performed by it under such SST IV Material Contract prior to the date hereof, except where in each case the failure to perform, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect. Neither SST IV nor any SST IV Subsidiary, nor, to the Knowledge of SST IV, any other party thereto, is in breach or violation of, or default under, any SST IV Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any SST IV Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect. Neither SST IV nor any SST IV Subsidiary has received written notice of any violation or default under, or owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any SST IV Material Contract, except for violations or defaults, or fees or damages, that, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect. Since December 31, 2019 and as of the date hereof, neither SST IV nor any SST IV Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any SST IV Material Contract.

Section 4.13 Taxes.

(a) SST IV and each SST IV Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. SST IV and each SST IV Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. No written claim has been proposed by any Governmental Authority in any jurisdiction where SST IV or any SST IV Subsidiary do not file Tax Returns that SST IV or any SST IV Subsidiary is or may be subject to Tax by such jurisdiction

(b) SST IV (i) for all taxable years commencing with SST IV’s year ending December 31, 2017 and through December 31, 2019, has been subject to taxation as a REIT under Sections 856 through 860 of the Code and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2020 to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will include the day of the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of SST IV, threatened. SST IV does not own a direct or indirect ownership interest in an entity that is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary of SST IV. SST IV’s dividends paid deduction, within the meaning of Section 561 of the Code, for all taxable years commencing with SST IV’s year ending December 31, 2017, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (A) SST IV’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (B) SST IV’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of SST IV, threatened with regard to any material Taxes or material Tax Returns of SST IV or any SST IV Subsidiary; (ii) no material deficiency for Taxes of SST IV or any SST IV Subsidiary, has been claimed, proposed or assessed in writing or, to the Knowledge of SST IV, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect; (iii) neither SST IV nor any SST IV Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business) with respect to any material Tax assessment or deficiency for any tax year that is not closed under the applicable statute of limitations; (iv) neither SST IV nor any SST IV Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business); and (v) neither SST IV nor any SST IV Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each SST IV Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation (or other entity taxable as a corporation) whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code.

(e) Neither SST IV nor any SST IV Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f) Since its inception, SST IV and the SST IV Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(6)(A), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) any material liability for Tax other than (A) in the ordinary course of business, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of SST IV no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (i) or (iii) of the preceding sentence or any liability for Taxes described in clause (ii) of the preceding sentence will be imposed upon SST IV or any SST IV Subsidiary for any taxable period (or portion thereof) preceding the Merger.

(g) SST IV and the SST IV Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no SST IV Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or to the Knowledge of SST IV threatened to raise, a material claim against SST IV or any SST IV Subsidiary for any breach of any SST IV Tax Protection Agreements. As used herein, “SST IV Tax Protection Agreements” means any written agreement to which SST IV or any SST IV Subsidiary is a party pursuant to which: (i) any liability of SST IV or any SST IV Subsidiary to holders of limited partnership interests in a SST IV Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a SST IV Subsidiary Partnership, SST IV or any SST IV Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “SST IV Subsidiary Partnership” means a SST IV Subsidiary that is treated as a partnership for United States federal income tax purposes.

(i) There are no Liens for Taxes upon any property or assets of SST IV or any SST IV Subsidiary except for Permitted Liens.

(j) There are no Tax allocation or sharing agreements or similar arrangements (other than Non-Tax Contracts) with respect to or involving SST IV or any SST IV Subsidiary, and after the Closing Date, neither SST IV nor any SST IV Subsidiary shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Except for property Tax appeals made in the ordinary course of business, neither SST IV nor any SST IV Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither SST IV nor any SST IV Subsidiary is subject to written ruling of a Governmental Authority.

(l) Neither SST IV nor any SST IV Subsidiary (i) has been a member of an affiliated group filing a consolidated United States federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any SST IV Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise (other than pursuant to a Non-Tax Contract).

(m) Neither SST IV nor any SST IV Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n) Neither SST IV nor any SST IV Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) No written power of attorney that has been granted by SST IV or any SST IV Subsidiary (other than to SST IV or a SST IV Subsidiary) currently is in force with respect to any matter relating to Taxes, other than any power of attorney that will terminate on or before the Closing.

(p) To the Knowledge of SST IV, SST IV is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 4.14 Intellectual Property. Neither SST IV nor any SST IV Subsidiary: (a) owns any patents, registered trademarks, or registered copyrights; (b) has any pending applications or registrations for any trademarks, patents or copyrights; or (c) is a party to any Contracts with respect to an exclusive license by SST IV or any SST IV Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect, (i) no Intellectual Property used by SST IV or any SST IV Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to the Knowledge of SST IV, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of SST IV or any SST IV Subsidiary, and (iii) SST IV and the SST IV Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of SST IV and the SST IV Subsidiaries as it is currently conducted. Since January 1, 2018, neither SST IV nor any SST IV Subsidiary has received any written or, to the Knowledge of SST IV, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a SST IV Material Adverse Effect, all premiums due and payable under all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for SST IV and the SST IV Subsidiaries (the “SST IV Insurance Policies”) have been paid, and SST IV and the SST IV Subsidiaries have otherwise complied in all material respects with the terms and conditions of all SST IV Insurance Policies. No written notice of cancellation or termination has been received by SST IV or any SST IV Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.16 Benefit Plans.

(a) Other than the SST IV Equity Incentive Plan, SST IV and the SST IV Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither SST IV nor any SST IV Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b) None of SST IV, any SST IV Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c) Neither SST IV nor any SST IV Subsidiary has, or has ever had, any employees on its payroll.

Section 4.17 Related Party Transactions. Except (i) for the SST IV Partnership Agreement or (ii) as described in the publicly available SST IV SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof (the “SST IV Related Party Agreements”), no agreements, arrangements or understandings between SST IV or any SST IV Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among SST IV and SST IV Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.18 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the SST IV Disclosure Letter, pursuant to the terms of the engagement letter between SST IV and such Person, true, correct and complete copies of which have been provided to SmartStop prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of SST IV or any SST IV Subsidiary.

Section 4.19 Opinion of Financial Advisor. The SST IV Special Committee and the SST IV Board have received the oral opinion (which opinion has been or will be confirmed in writing) of KeyBanc Capital Markets, Inc. (the “SST IV Financial Advisor”), to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to the “unaffiliated holders” (as defined therein) of shares of the SST IV Common Stock. SST IV will deliver to SmartStop a complete and correct copy of such opinion of the SST IV Financial Advisor promptly after receipt thereof by the SST IV Special Committee solely for informational purposes (though such delivery need not be prior to entering into this Agreement). SST IV acknowledges and agrees that the opinion of the SmartStop Financial Advisor, to be delivered as provided in Section 5.20 hereof, is for the benefit of the SmartStop Special Committee and that SST IV shall not be entitled to rely on that opinion for any purpose.

Section 4.20 Takeover Statutes; Appraisal Rights. Neither SST IV nor any SST IV Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of SmartStop as defined in Section 3-601 of the MGCL. The SST IV Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the SST IV Charter, no dissenters’, appraisal or similar rights are available to the holders of SST IV Common Stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 4.21 COVID-19. Neither SST IV nor any SST IV Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the CARES Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 4.22 No Other Representations and Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither SST IV nor any Person on behalf of SST IV has made any representation or warranty, expressed or implied, with respect to SST IV or any SST IV Subsidiary, including their respective businesses, operations, assets (including the SST IV Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding SST IV or any SST IV Subsidiary. In particular, without limiting the foregoing disclaimer, except for the representations and warranties expressly made by SST IV in this Article 4, none of SST IV or any other Person makes any representation or warranty to any SmartStop Party or any of their respective Affiliates or Representatives with respect to any written or oral information presented to the SmartStop Parties or any of their respective Affiliates or Representatives in the course of their due diligence of SST IV, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.

(b) Notwithstanding anything contained in this Agreement to the contrary, SST IV acknowledges and agrees with the representation of SmartStop and Merger Sub in Section 5.24(a), and hereby acknowledges and confirms that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) none of SmartStop, Merger Sub or any other Person has made or is making, and (ii) SST IV and its Representatives are not relying on, any representations or warranties relating to the SmartStop or Merger Sub whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to SST IV or any of its Representatives by SmartStop, Merger Sub or their Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE SMARTSTOP PARTIES

Except as set forth in (a) the disclosure letter prepared by the SmartStop Parties and delivered by the SmartStop Parties to SST IV prior to the execution and delivery of this Agreement (the “SmartStop Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the SmartStop Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the SmartStop SEC Documents publicly filed with, or publicly furnished to, as applicable, the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such SmartStop SEC Documents to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face), the SmartStop Parties hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to SST IV that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) SmartStop is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of SmartStop and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect.

(b) Each SmartStop Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and (ii) has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each SmartStop Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect.

(c) Section 5.1(c) of the SmartStop Disclosure Letter sets forth a true and complete list of the SmartStop Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which SmartStop and the SmartStop Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by SmartStop in each SmartStop Subsidiary, including a list of each SmartStop Subsidiary that is (i) a Qualified REIT Subsidiary, (ii) a Taxable REIT Subsidiary and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d) The SmartStop Parties have made available to SST IV complete and correct copies of the SmartStop Governing Documents, which are in full force and effect as of the date of this Agreement. Each of the SmartStop Parties is in compliance with the terms of its applicable SmartStop Governing Documents. True and complete copies of SmartStop’s and the SmartStop Operating Partnership’s minute books, as applicable, since January 1, 2017 have been made available by SmartStop to SST IV.

(e) Except as set forth in Section 5.1(e) of the SmartStop Disclosure Letter, SmartStop has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the SmartStop Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2 Authority.

(a) Each of the SmartStop Parties has the requisite corporate, limited partnership or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Merger. The execution and delivery of this Agreement by each of the SmartStop Parties and the consummation by the SmartStop Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited partnership or limited liability company action, as applicable, and no other corporate, limited partnership or limited liability company proceedings on the part of the SmartStop Parties are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT in accordance with the MGCL and the MLLCA.

(b) This Agreement has been duly executed and delivered by the SmartStop Parties and, assuming due authorization, execution and delivery by SST IV, constitutes a legally valid and binding obligation of the SmartStop Parties enforceable against the SmartStop Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) On the recommendation of the SmartStop Special Committee, the SmartStop Board has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of SmartStop, and (ii) approved and authorized this Agreement, the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d) No vote of any holders of securities of SmartStop or the SmartStop Operating Partnership is required to approve the Merger and the other transactions contemplated by this Agreement.

(e) SmartStop, as the sole member of Merger Sub, has approved this Agreement and the Merger.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the SmartStop Parties does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the SmartStop Governing Documents or (B) any equivalent organizational or governing documents of any other SmartStop Subsidiary, (ii) assuming (solely with respect to performance of this Agreement) compliance with the matters referred to in Section 5.3(b), conflict with or violate any Law or Environmental Permit applicable to SmartStop or any SmartStop Subsidiary or by which any property or asset of SmartStop or any SmartStop Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of SmartStop or any SmartStop Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect.

(b) No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by SmartStop or any SmartStop Subsidiary with, nor are any required to be made or obtained by SmartStop or any SmartStop Subsidiary with or from any Governmental Authority, in connection with the execution, delivery and performance of this Agreement by SmartStop and the SmartStop Subsidiaries and the consummation of the Merger or the other transactions contemplated hereby, or in connection with the continuing operation of the business of SmartStop and the SmartStop Subsidiaries following the Merger Effective Time, except (i) the filing of the Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger with, and the acceptance for record of such Articles of Merger by, the SDAT pursuant to the MGCL and the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, which, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect. As of the date hereof, to the Knowledge of SmartStop, there is no reason why the necessary approvals referenced in clause (iv) of the preceding sentence will not be received in order to permit consummation of the Merger on a timely basis.

Section 5.4 Capital Structure.

(a) The authorized capital stock of SmartStop consists of 900,000,000 shares of capital stock, of which (i) 700,000,000 shares are designated as common stock, $0.001 par value per share (“SmartStop Common Stock”), of which 350,000,000 shares are designated as Class A Common Stock, $0.001 par value per share (“SmartStop Class A Common Stock”), and 350,000,000 shares of Common Stock are designated as Class T Common Stock $0.001 par value per share (“SmartStop Class T Common Stock”), and (ii) 200,000,000 shares are designated as preferred stock, $0.001 par value per share, of which 200,000 shares are designated as Series A Convertible Preferred Stock, $0.001 par value per share (“SmartStop Preferred Stock”). At the close of business on October 31, 2020, (i) 52,440,826 shares of SmartStop Class A Common Stock (inclusive of 255,023 restricted shares of SmartStop Class A Common Stock granted under the SmartStop Equity Incentive Plan (“SmartStop Restricted Share Awards”) were issued and outstanding, (ii) 7,869,657 shares of SmartStop Class T Common Stock were issued and outstanding, (iii) 200,000 shares of SmartStop Preferred Stock were issued and outstanding, (iv) a number of shares up to ten percent (10%) of SmartStop outstanding stock were reserved for issuance under the SmartStop Equity Incentive Plan and (v) 5,330,964 shares of SmartStop Class A Common

Stock remained available for grant under the SmartStop Equity Incentive Plan. Additionally, as of the date of this Agreement, 73,033974 units of limited partnership interests in SmartStop Operating Partnership were issued and outstanding, of which 8,698,956 units of limited partnership interest were designated as Class A-1 Units, 3,283,302 units of limited partnership interest were designated as Class A-2 Units and 345,160 units of limited partnership interests in SmartStop Operating Partnership were designated as LTIP Units, all of which were exchangeable on a one-for-one basis for shares of SmartStop Class A Common Stock, except for the 3,283,302 units of limited partnership interest designated as Class A-2 Units. All of the outstanding shares of capital stock of SmartStop are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4(a), there is no other outstanding capital stock of SmartStop. All shares to be issued by SmartStop as Merger Consideration, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

(b) All of the SmartStop Operating Partnership Units held by SmartStop are directly owned by SmartStop, free and clear of all Liens other than Permitted Liens and free of preemptive rights. All of the SmartStop Operating Partnership Units are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c) All of the outstanding shares of capital stock of each of the SmartStop Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the SmartStop Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the SmartStop Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. SmartStop or SmartStop Operating Partnership owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the SmartStop Subsidiaries free and clear of all Liens, other than Permitted Liens, and free of preemptive rights.

(d) There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of SmartStop or any SmartStop Subsidiary issued and outstanding (“SmartStop Voting Debt”). Except as set forth in Section 5.4(d) of the SmartStop Disclosure Letter, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which SmartStop or any of the SmartStop Subsidiaries is a party or by which any of them is bound obligating SmartStop or any of the SmartStop Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of SmartStop or any of the SmartStop Subsidiaries or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, SmartStop Voting Debt or other equity interests.

(e) Except as set forth in Section 5.4(e) of the SmartStop Disclosure Letter, SmartStop is not a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of SmartStop or any SmartStop Subsidiaries. Neither SmartStop nor any of the SmartStop Subsidiaries has granted any registration rights on any of its capital stock. No SmartStop capital stock is owned by any SmartStop Subsidiary.

(f) SmartStop does not have a “poison pill” or similar stockholder rights plan.

(g) All dividends or other distributions on the shares of SmartStop’s capital stock or SmartStop Operating Partnership Units and any material dividends or other distributions on any securities of any SmartStop Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 5.5 SEC Documents and Financial Statements.

(a) The SmartStop Parties have timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by SmartStop under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 5.5(e)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “SmartStop SEC Documents”).

(b) As of their respective filing dates, the SmartStop SEC Documents (i) complied, or with respect to SmartStop SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to SmartStop SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the SmartStop SEC Documents is, to the Knowledge of SmartStop, the subject of ongoing SEC review or threatened review, and SmartStop does not have any outstanding and unresolved comments from the SEC with respect to any SmartStop SEC Documents. None of the SmartStop SEC Documents is the subject of any confidential treatment request by SmartStop.

(c) The consolidated audited and unaudited financial statements of SmartStop and the SmartStop Subsidiaries included, or incorporated by reference, in the SmartStop SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of SmartStop and the SmartStop Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act and the published rules and regulations of the SEC with respect thereto, which such adjustments are not, individually or in the aggregate, material to SmartStop) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of SmartStop and the SmartStop Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of SmartStop and the SmartStop Subsidiaries for the periods presented therein.

(d) (i) SmartStop maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by SmartStop in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to SmartStop’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of SmartStop required under the Exchange Act with respect to such reports, and (ii) such disclosure controls and procedures are effective in timely alerting SmartStop’s principal executive officer and principal financial officer to material information required to be included in SmartStop’s periodic reports required under the Exchange Act. SmartStop and the SmartStop Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (A) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (B) that transactions are executed in accordance with management’s general or specific authorizations, (C) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (D) that access to assets is permitted only in accordance with management’s general or specific authorizations, (E) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (F) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. SmartStop has disclosed to SmartStop’s auditors and audit committee, based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, (1) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect SmartStop’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(e) SmartStop is not, and none of the SmartStop Subsidiaries is, a party to, and neither SmartStop nor any SmartStop Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among SmartStop and any SmartStop Subsidiary, on the one hand, and any unconsolidated Affiliate of SmartStop or any SmartStop Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, SmartStop, any SmartStop Subsidiary or SmartStop’s or such SmartStop Subsidiary’s audited financial statements or other SmartStop SEC Documents.

(f) Neither SmartStop nor any SmartStop Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.6 Absence of Certain Changes or Events. Since December 31, 2019 through the date of this Agreement, except as contemplated by this Agreement, (a) SmartStop and each SmartStop Subsidiary have conducted their respective business in all material respects in the ordinary course of business, (b) neither SmartStop nor any SmartStop Subsidiary has taken any action that would have been prohibited by Section 6.2(a) (Conduct of the Business of SmartStop) if taken from and after the date of this Agreement and (c) there has not been any SmartStop Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a SmartStop Material Adverse Effect.

Section 5.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the consolidated balance sheet of SmartStop dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business since December 31, 2019, neither SmartStop nor any SmartStop Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a SmartStop Material Adverse Effect.

Section 5.8 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.10 and Section 5.11, which are addressed solely in those Sections, SmartStop and each SmartStop Subsidiary is in possession of all Permits necessary for SmartStop and each SmartStop Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “SmartStop Permits”), and all such SmartStop Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the SmartStop Permits, individually, or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect. SmartStop has paid all fees and assessments due and payable, in each case, in connection with all such Permits, except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect. No event has occurred with respect to any of the SmartStop Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such SmartStop Permits. Neither SmartStop nor any of the SmartStop Subsidiaries has received any notice indicating, nor to the Knowledge of SmartStop, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of SmartStop or the SmartStop Subsidiaries or the SmartStop Properties that impairs the validity of any SmartStop Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any SmartStop Permit, except where the impairment or revocation of any such SmartStop Permits, individually, or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect.

(b) Since January 1, 2018, neither SmartStop nor any SmartStop Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to SmartStop or any SmartStop Subsidiary or by which any property or asset of SmartStop or any SmartStop Subsidiary is bound (except for compliance with Laws addressed in Section 5.10, Section 5.11, Section 5.13, Section 5.16 and Section 5.17, respectively, which are solely addressed in those Sections),or (ii) any SmartStop Permits (except for the SmartStop Permits addressed in Section 5.11, which are solely addressed in that Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect.

Section 5.9 Litigation. There is no material Action to which SmartStop or any SmartStop Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of SmartStop, threatened before any Governmental Authority and, to the Knowledge of SmartStop, there is no basis for any such Action. Neither SmartStop nor any SmartStop Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of SmartStop or the SmartStop Subsidiaries. No Order has been issued in any proceeding to which SmartStop or any of the SmartStop Subsidiaries is or was a party, or, to the Knowledge of SmartStop, in any other proceeding, that enjoins or requires SmartStop or any of the SmartStop Subsidiaries to take action of any kind with respect to its businesses, assets or properties. Since December 31, 2017, none of SmartStop, any SmartStop Subsidiary or any Representative of the foregoing has received or made any settlement offer for any material Action to which SmartStop or any SmartStop Subsidiary is a party or potentially could be a party (in each case, either as plaintiff or defendant), other than settlement offers that do not exceed $2,500,000 individually.

Section 5.10 Properties.

(a) Except as disclosed in title insurance policies and reports (and the documents or surveys referenced in such policies and reports): (i) SmartStop or a SmartStop Subsidiary owns fee simple title to each of the SmartStop Properties, free and clear of Liens, except for Permitted Liens; (ii) except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SmartStop Material Adverse Effect, neither SmartStop nor any SmartStop Subsidiary has received written notice of any uncured violation of any Law

(including zoning, building or similar Laws) affecting any portion of any of the SmartStop Properties issued by any Governmental Authority; and (iii) except as would not, individually or in the aggregate, have a SmartStop Material Adverse Effect, neither SmartStop nor any SmartStop Subsidiary has received written notice to the effect that there are condemnation or rezoning proceedings that are currently pending or, to the Knowledge of SmartStop, threatened with respect to any of the SmartStop Properties.

(b) Except as disclosed in property condition assessments and similar structural engineering reports relating to the SmartStop Properties, SmartStop has not received written notice of, nor does SmartStop have any Knowledge of, any latent defects or adverse physical conditions affecting any of the SmartStop Properties or the improvements thereon that have not been corrected or cured prior to the date of this Agreement, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a SmartStop Material Adverse Effect.

(c) SmartStop and the SmartStop Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all material personal property assets owned, used or held for use by them. Neither SmartStop’s, nor the SmartStop Subsidiaries’, ownership of any such personal property is subject to any Liens, other than Permitted Liens.

Section 5.11 Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of SmartStop, is threatened relating to any of the SmartStop Parties, any of the SmartStop Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) the SmartStop Parties and the other SmartStop Subsidiaries are and, for the past three (3) years, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) SmartStop and each SmartStop Subsidiary is in possession of all Environmental Permits necessary for SmartStop and each SmartStop Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; and (iv) there are no liabilities or obligations of the SmartStop Parties or any of the other SmartStop Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12 Material Contracts.

(a) Section 5.12(a) of the SmartStop Disclosure Letter sets forth a list of each Contract (other than a Benefit Plan) in effect as of the date hereof to which SmartStop or any SmartStop Subsidiary is a party to or bound by that.

(i) is required to be filed as an exhibit to SmartStop’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4) or (9) of Regulation S-K promulgated under the Securities Act or is required to be described pursuant to Item 404 of such Regulation S-K;

(ii) obligates SmartStop or any SmartStop Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $2,500,000 and is not cancelable within ninety (90) days without material penalty to SmartStop or any SmartStop Subsidiary;

(iii) constitutes (A) an Indebtedness obligation of SmartStop or any SmartStop Subsidiary with a principal amount as of the date hereof greater than $2,500,000 or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person including SmartStop or a SmartStop

Subsidiary, has directly or indirectly guaranteed Indebtedness, liabilities or obligations of SmartStop or a SmartStop Subsidiary or (2) SmartStop or a SmartStop Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person, including SmartStop or another SmartStop Subsidiary (in each case other than endorsements for the purpose of collection in the ordinary course of business);

(iv) requires SmartStop or any SmartStop Subsidiary to dispose of or acquire assets or properties that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value in excess of twenty percent (20%) of the equity value of SmartStop per such acquisition or disposition, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(v) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vi) sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of SmartStop or any SmartStop Subsidiary with a third party;

(vii) prohibits the pledging of the capital stock of SmartStop or any SmartStop Subsidiary or prohibits the issuance of guarantees by any SmartStop Subsidiary;

(viii) is with a Governmental Authority;

(ix) has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of $2,500,000;

(x) is an employment Contract or material consulting Contract;

(xi) is a collective bargaining agreement or other Contract with any labor organization, union or association;

(xii) is a SmartStop Management Agreement;

(xiii) is a ground lease under which SmartStop or any SmartStop Subsidiary holds a leasehold interest in the SmartStop Properties or any portion thereof; or

(xiv) is both (A) not made in the ordinary course of business and (B) material to SmartStop and the SmartStop Subsidiaries, taken as a whole.

(b) Each Contract in any of the categories set forth in Section 5.12(a) to which SmartStop or any SmartStop Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a “SmartStop Material Contract.”

(c) Each SmartStop Material Contract is legal, valid, binding and enforceable on SmartStop and/or the SmartStop Subsidiary that is a party thereto and, to the Knowledge of SmartStop, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). SmartStop and each SmartStop Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each SmartStop Material Contract and, to the Knowledge of SmartStop, each other party thereto has performed all obligations required to be performed by it under such SmartStop Material Contract prior to the date hereof, except where in each case the failure to perform, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect. Neither SmartStop nor any SmartStop Subsidiary, nor, to the Knowledge of SmartStop, any other party thereto, is in breach or violation of, or default under, any SmartStop Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any SmartStop Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect. Neither SmartStop nor any SmartStop Subsidiary has received written notice of any violation or default under, or owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any SmartStop Material Contract, except for violations or defaults, or fees or damages, that, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect. Since December 31, 2019 and as of the date hereof, neither SmartStop nor any SmartStop Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any SmartStop Material Contract.

Section 5.13 Taxes.

(a) Each SmartStop Party and each other SmartStop Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Each SmartStop Party and each other SmartStop Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. No written claim has been proposed by any Governmental Authority in any jurisdiction where SmartStop or any SmartStop Subsidiary do not file Tax Returns that SmartStop or any SmartStop Subsidiary is or may be subject to Tax by such jurisdiction.

(b) SmartStop (i) for all taxable years commencing with SmartStop’s year ending December 31, 2014 and through December 31, 2019, has been subject to taxation as a REIT under Sections 856 through 860 of the Code and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2020 to the date hereof, in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year that will include the day of the Merger; and (iv) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of SmartStop, threatened. SmartStop does not own a direct or indirect ownership interest in an entity that is treated as a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary of SmartStop. SmartStop’s dividends paid deduction, within the meaning of Section 561 of the Code, for all taxable years commencing with SmartStop’s year ending December 31, 2014, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (A) SmartStop’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (B) SmartStop’s net capital gain for such year.

(c) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of SmartStop, threatened with regard to any material Taxes or material Tax Returns of SmartStop or any SmartStop Subsidiary; (ii) no material deficiency for Taxes of SmartStop or any SmartStop Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of SmartStop, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect; (iii) neither SmartStop nor any SmartStop Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business) with respect to any material Tax assessment or deficiency for any tax year that is not closed under the applicable statute of limitations; (iv) neither SmartStop nor any SmartStop Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return (other than pursuant to an automatic extension to file a Tax Return requested in the ordinary course of business); and (v) neither SmartStop nor any SmartStop Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d) Each SmartStop Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation(or other entity taxable as a corporation) whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for United States federal income tax purposes under Section 7704(a) of the Code.

(e) Neither SmartStop nor any SmartStop Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f) (i) Since its inception, SmartStop and the SmartStop Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(6)(A), 857(b)(7)(A), 860(c) or 4981 of the Code, (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (iii) any material liability for Tax other than (A) in the ordinary course of business, or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of SmartStop no condition or circumstances exists, which presents a material risk that any material liability for Taxes described clause (i) or (iii) of the preceding sentence or any liability for Taxes described in clause (ii) of the preceding sentence will be imposed upon SmartStop or any SmartStop Subsidiary for any taxable period (or portion thereof) preceding the Merger.

(g) SmartStop and the SmartStop Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h) There are no SmartStop Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or to the Knowledge of SmartStop threatened to raise, a material claim against SmartStop or any SmartStop Subsidiary for any breach of any SmartStop Tax Protection Agreements. As used herein, “SmartStop Tax Protection Agreements” means any written agreement to which SmartStop or any SmartStop Subsidiary is a party pursuant to which: (i) any liability of SmartStop or any SmartStop Subsidiary to holders of limited partnership interests in a SmartStop Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; and/or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a SmartStop Subsidiary Partnership, SmartStop or any SmartStop Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, and/or (D) only dispose of assets in a particular manner. As used herein, “SmartStop Subsidiary Partnership” means a SmartStop Subsidiary that is treated as a partnership for United States federal income tax purposes.

(i) There are no Liens for Taxes upon any property or assets of SmartStop or any SmartStop Subsidiary except for Permitted Liens.

(j) There are no Tax allocation or sharing agreements or similar arrangements (other than Non-Tax Contracts) with respect to or involving SmartStop or any SmartStop Subsidiary, and after the Closing Date, neither SmartStop nor any SmartStop Subsidiary shall be bound by any such Tax allocation or sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k) Except for property Tax appeals made in the ordinary course of business, neither SmartStop nor any SmartStop Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither SmartStop nor any SmartStop Subsidiary is subject to written ruling of a Governmental Authority.

(l) Neither SmartStop nor any SmartStop Subsidiary (i) has been a member of an affiliated group filing a consolidated United States federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any SmartStop Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise (other than pursuant to a Non-Tax Contract).

(m) Neither SmartStop nor any SmartStop Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(n) Neither SmartStop nor any SmartStop Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(o) No written power of attorney that has been granted by SmartStop or any SmartStop Subsidiary (other than to SmartStop or a SmartStop Subsidiary) currently is in force with respect to any matter relating to Taxes, other than any power of attorney that will terminate on or before the Closing.

(p) To the Knowledge of SmartStop, SmartStop is a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

Section 5.14 Intellectual Property. Except as, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect, (i) no Intellectual Property used by SmartStop or any SmartStop Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to the Knowledge of SmartStop, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of SmartStop or any SmartStop Subsidiary, and (iii) SmartStop and the SmartStop Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of SmartStop and the SmartStop Subsidiaries as it is currently conducted. Since January 1, 2018, neither SmartStop nor any SmartStop Subsidiary has received any written or, to the Knowledge of SmartStop, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 5.15 Insurance. Except as, individually or in the aggregate, would not reasonably be expected to have a SmartStop Material Adverse Effect, all premiums due and payable under all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for SmartStop and the SmartStop Subsidiaries (the “SmartStop Insurance Policies”) have been paid, and SmartStop and the SmartStop Subsidiaries have otherwise complied in all material respects with the terms and conditions of all SmartStop Insurance Policies. No written notice of cancellation or termination has been received by SmartStop or any SmartStop Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.16 Benefit Plans.

(a) Each SmartStop Benefit Plan has been established, maintained, administered and funded in all material respects in accordance with its terms, and is in compliance in all material respects with the applicable provisions of ERISA, the Code, all other Laws and terms of all applicable Contracts. There are no investigations by any Governmental Authority, proceedings or other claims (except for routine claims for benefits payable under the Benefit Plans of SmartStop) against or involving any SmartStop Benefit Plan or asserting any rights to or claims for benefits under any SmartStop Benefit Plan, and, to the Knowledge of SmartStop, there are not any facts or circumstances that could give rise to any lability in the event of any such investigation, claim or proceeding.

(b) No SmartStop Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code and none of the SmartStop Parties or any of their respective ERISA Affiliates has any liability or contingent liability, directly or indirectly, (i) with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Sections 4063, 4064 or 4069 of ERISA or Section 413(c) of the Code or (ii) under Sections 430(k) or 4971 of the Code.

Section 5.17 Employee and Labor Matters. SmartStop and each SmartStop Subsidiary is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, withholding and occupational safety and health. None of SmartStop or any SmartStop Subsidiary is a party to, is bound by or has or may have any liability or contingent liability under, any collective bargaining or other agreement with a labor organization representing any employees. As of the date of this Agreement, no material strikes, slowdowns or work stoppages are pending or, to the Knowledge of SmartStop, threatened, and no such strike, slowdown or work stoppage has occurred within the 12 months immediately preceding the date of this Agreement.

Section 5.18 Related Party Transactions. Except as described in the publicly available SmartStop SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof, no agreements, arrangements or understandings between SmartStop or any SmartStop Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among SmartStop and SmartStop Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.19 Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 5.19 of the SmartStop Disclosure Letter, pursuant to the terms of the engagement letter between SmartStop and such Person, true, correct and complete copies of which have been provided to SST IV prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of SmartStop or any SmartStop Subsidiary.

Section 5.20 Opinion of Financial Advisor. The SmartStop Special Committee has received the oral opinion (which opinion has been or will be confirmed in writing) of Robert A. Stanger & Co., Inc. (the “SmartStop Financial Advisor”), to the effect that, as of the date of this Agreement and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Exchange Ratio is fair, from a financial point of view, to SmartStop. SmartStop will deliver to SST IV a complete and correct copy of such opinion of the SmartStop Financial Advisor promptly after receipt thereof by the SmartStop Special Committee solely for informational purposes (though such delivery need not be prior to entering into this Agreement). The SmartStop Parties acknowledge and agree that the opinion of the SST IV Financial Advisor, to be delivered as provided in Section 4.19 hereof, is for the benefit of the SST IV Special Committee and SST IV Board and that none of the SmartStop Parties shall be entitled to rely on that opinion for any purpose.

Section 5.21 Takeover Statutes; Appraisal Rights. Neither SmartStop nor any SmartStop Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of SST IV as defined in Section 3-601 of the MGCL. The SmartStop Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Merger and no other Takeover Statutes are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement. Pursuant to the SmartStop Charter, no dissenters’, appraisal or similar rights are available to the holders of SmartStop’s capital stock with respect to the Merger and the other transactions contemplated by this Agreement.

Section 5.22 COVID-19. Neither SmartStop nor any SmartStop Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the CARES Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 5.23 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by SmartStop.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Merger Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.24 No Other Representations and Warranties; Non-Reliance.

(a) Except for the representations and warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither SmartStop, nor any Person on behalf of SmartStop, has made any representation or warranty, expressed or implied, with respect to SmartStop or any SmartStop Subsidiary, including their respective businesses, operations, assets (including the SmartStop Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding SmartStop or any SmartStop Subsidiary. In particular, without limiting the foregoing disclaimer, except for the representations and warranties expressly made by the SmartStop Parties in this Article 5, none of the SmartStop Parties or any other Person makes any representation or warranty to SST IV or any of its Affiliates or Representatives with respect to any written or oral information presented to SST IV or any of its Affiliates or Representatives in the course of their due diligence of the SmartStop Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.

(b) Notwithstanding anything contained in this Agreement to the contrary, SmartStop and Merger Sub acknowledge and agree with the representation of SST IV in Section 4.22(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) neither SST IV nor any other Person has made or is making, and (ii) SmartStop, Merger Sub and their Representatives are not relying on, any representations or warranties relating to SST IV whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to SmartStop, Merger Sub or any of their Representatives by SST IV or its Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by SST IV.

(a) SST IV covenants and agrees that, between the date of this Agreement and the earlier to occur of the Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by SmartStop (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(a) of the SST IV Disclosure Letter, SST IV shall, and shall cause each SST IV Subsidiary to, (i) conduct its business in all material respects in the ordinary course, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of SST IV as a REIT, (C) maintain its material assets and properties in their current condition (normal wear and tear excepted), and (D) continue the development of any properties currently under construction in accordance with the applicable development agreements and budgets.

(b) Without limiting the generality of the foregoing, SST IV further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by SmartStop (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(b) of the SST IV Disclosure Letter, SST IV shall not, and shall not cause or permit any SST IV Subsidiary to, do any of the following:

(i) (A) amend or propose to amend (1) the SST IV Governing Documents or (2) such equivalent organizational or governing documents of any SST IV Subsidiary, or (B) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SST IV Charter) under the SST IV Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SST IV or any SST IV Subsidiary (other than any SST IV Subsidiary);

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SST IV or any SST IV Subsidiary or other equity securities or ownership interests in SST IV or any SST IV Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SST IV of regular dividends in accordance with past practice for the SST IV Common Stock, (B) the declaration and payment by SST IV Operating Partnership of regular distributions in accordance with past practice and for any interim period through the Closing Date, on the SST IV Operating Partnership Units, and (C) the declaration and payment of dividends or other distributions to SST IV by any SST IV Subsidiary in accordance with past practice in accordance with the requirements of the organizational documents of such SST IV Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), SST IV and any SST IV Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for SST IV to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of SST IV or a SST IV Subsidiary, or securities convertible or exchangeable into or exercisable therefor, except for (A) the withholding of shares to satisfy withholding Tax obligations in respect of SST IV Restricted Share Awards outstanding as of the date of this Agreement in accordance with their terms and the SST IV Equity Incentive Plan in effect on the date of this Agreement, (B) the redemption of the SST IV Special Limited Partner Interest held by SST IV Advisor pursuant to the Redemption Agreement, and (C) any acquisition of shares of SST IV Common Stock contemplated under Article VI of the SST IV Charter;

(v) except for (A) transactions among SST IV and one or more SST IV Subsidiaries or among one or more SST IV Subsidiaries, and (B) the issuance of equity awards to directors pursuant to the SST IV Equity Incentive Plan, issue, sell, pledge, dispose, encumber or grant any shares of SST IV or any of the SST IV Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of SST IV or any of the SST IV Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of SST IV or any of the capital stock or other equity interests of any SST IV Subsidiary;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any Lien upon, any material property or assets, except (A) acquisitions by SST IV or any SST IV Subsidiary of or from an existing SST IV Subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than ten percent (10%) of the equity value of SST IV per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to ninety percent (90%) of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and Liens in the ordinary course of business;

(vii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a SST IV Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SST IV or any of the SST IV Subsidiaries, except (A) Indebtedness incurred under SST IV’s existing credit facility in the ordinary course of business (including to the extent necessary to pay distributions permitted pursuant to Section 6.1(b)(iii)), (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $500,000, (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on SST IV compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), and (D) any mortgage Indebtedness in respect to any real property having a loan-to-value ratio not in excess of 75%;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any SST IV Subsidiary or any investments permitted pursuant to Section 6.1(b)(vi);

(ix) other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any SST IV Material Contract (or any Contract that, if existing as of the date hereof, would be a SST IV Material Contract) in any material respect, other than (A) any termination, modification, amendment or renewal in accordance with the terms of any existing SST IV Material Contract that (1) occurs automatically without any action (other than notice of renewal) by SST IV or any SST IV Subsidiary or (2) occurs in connection with the exercise by a third party of any preferential right or option granted to such third party under the applicable SST IV Material Contract, or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(x) make any payment, direct or indirect, of any liability of SST IV or any SST IV Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xi) waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (I) involve only the payment of monetary damages in an amount (less any portion of such payment payable under an existing property-level insurance policy or reserved for such matter by SST IV on the most recent balance sheet included in the SST IV SEC Documents as of the date of this Agreement) no greater than $500,000 in the aggregate, (II) do not involve the imposition of injunctive relief against SST IV or any SST IV Subsidiary or the Surviving Entity and (III) do not provide for any admission of material liability by SST IV or any of the SST IV Subsidiaries, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of SST IV Common Stock in accordance with Section 7.6(c);

(xii) (A) hire any employee or hire or terminate any officer or director or engage any independent contractor (who is a natural person), (B) grant any new awards under the SST IV Equity Incentive Plan (except to directors pursuant to Section 6.1(b)(v)(B) or amend or modify the terms of any SST IV Restricted Share Awards outstanding as of the date of this Agreement or (C) become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xiii) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(xiv) enter into any new line of business;

(xv) form any new, or consent to any material amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles, other than in the ordinary course of business;

(xvi) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xvii) enter into or modify in a manner adverse to SST IV any SST IV Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve SST IV’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any SST IV Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xviii) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause SST IV to fail to qualify as a REIT or any SST IV Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix) adopt a plan of merger (except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to SST IV or to prevent or impair the ability of SST IV to consummate the Merger), complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xx) make any payment, loan, distribution or transfer of assets to any SST IV Manager except in such amount and as expressly contemplated by this Agreement or any SST IV Management Agreement;

(xxi) take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the SST IV Common Stock with respect to the Merger or any other transactions contemplated by this Agreement; or

(xxii) authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit SST IV from taking any action, or refraining to take any action, at any time or from time to time (i) if, in the reasonable judgment of the SST IV Board, such action or inaction is reasonably necessary (A) for SST IV to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time or (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that SST IV or any SST IV Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (A), making dividend or any other actual, constructive or deemed distribution payments to stockholders of SST IV in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii), or (ii) in order to respond in good faith to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on SST IV or any SST IV Subsidiary, including changes in relationships with partners, financing sources, directors, officers, consultants, Affiliates, agents and other business partners.

Section 6.2 Conduct of Business by SmartStop.

(a) SmartStop covenants and agrees that during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by SST IV (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.2(a) of the SmartStop Disclosure Letter, each of the SmartStop Parties shall, and shall cause each SmartStop Subsidiary to, (i) conduct its business in all material respects in the ordinary course, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of SmartStop as a REIT, (C) maintain its material assets and properties in their current condition (normal wear and tear excepted), and (D) continue the development of any properties currently under construction in accordance with the applicable development agreements and budgets.

(b) Without limiting the foregoing, SmartStop further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by SST IV (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.2(b) of the SmartStop Disclosure Letter, the SmartStop Parties shall not, and shall not cause or permit any SmartStop Subsidiary to, do any of the following:

(i) (A) amend or propose to amend (1) the SmartStop Governing Documents or (2) such equivalent organizational or governing documents of any SmartStop Subsidiary, or (B) waive the stock ownership limit or create an Excepted Holder Limit (as defined in the SmartStop Charter) under the SmartStop Charter;

(ii) adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of SmartStop or any SmartStop Subsidiary;

(iii) declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of SmartStop or any SmartStop Subsidiary or other equity securities or ownership interests in SmartStop or any SmartStop Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by SmartStop of regular dividends in accordance with past practice for the SmartStop Common Stock and a quarterly rate not to exceed $15.625 per share of SmartStop Preferred Stock, (B) the declaration and payment by SmartStop Operating Partnership of regular distributions in accordance with past practice and for any interim period through the Closing Date, on the SmartStop Operating Partnership Units, and (C) the declaration and payment of dividends or other distributions to SmartStop by any SmartStop Subsidiary in accordance with past practice in accordance with the requirements of the organizational documents of such SmartStop Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), SmartStop and any SmartStop Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for SmartStop to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv) redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of SmartStop or a SmartStop Subsidiary or securities convertible or exchangeable into or exercisable therefor, except for (A) the withholding of shares to satisfy withholding Tax obligations in respect of SmartStop Restricted Share Awards outstanding as of the date of this Agreement in accordance with their terms and the SmartStop Equity Incentive Plan in effect on the date of this Agreement, (B) the conversion of Class A-2 Units to Class A-1 Units of the SmartStop Operating Partnership pursuant to its terms, (C) redemptions of SmartStop Operating Partnership Units pursuant to the SmartStop Operating Partnership Agreement, (D) the redemption of SmartStop Common Stock pursuant to SmartStop’s share redemption program, and (E) any acquisition of shares of SmartStop Common Stock contemplated under Article VI of the SmartStop Charter;

(v) except for (A) transactions among SmartStop and one or more SmartStop Subsidiaries or among one or more SmartStop Subsidiaries, (B) the issuance of Class A-1 Units upon conversion of Class A-2 Units of the Operating Partnership pursuant to its terms, (C) the issuance of equity awards to officers and directors pursuant to the SmartStop Equity Incentive Plan, and (D) shares of SmartStop Common Stock issued pursuant to SmartStop’s distribution reinvestment plan, sell, pledge, dispose, encumber or grant any shares of SmartStop or any of the SmartStop Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of SmartStop or any of the SmartStop Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of SmartStop or any of the capital stock or other equity interests of any SmartStop Subsidiary;

(vi) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any Lien upon, any material property or assets, except (A) acquisitions by SmartStop or any SmartStop Subsidiary of or from an existing SmartStop Subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than 15% of the equity value of SmartStop per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to ninety percent (90%) of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and Liens in the ordinary course of business;

(vii) incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a SmartStop Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of SmartStop or any of the SmartStop Subsidiaries, except (A) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $2,500,000, (B) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on SmartStop compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), and (C) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of 75%;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants) in excess of $2,500,000, make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any SmartStop Subsidiary or any investments permitted pursuant to Section 6.2(b)(vi);

(ix) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(x) fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xi) enter into or modify in a manner adverse to SmartStop any SmartStop Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve SmartStop’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any SmartStop Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xii) take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause SmartStop to fail to qualify as a REIT or any SmartStop Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xiii) adopt a plan of merger (except in connection with any transaction permitted by Section 6.2(b)(vi) in a manner that would not reasonably be expected to be materially adverse to SmartStop or to prevent or impair the ability of the SmartStop Parties to consummate the Merger), complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization; or

(xiv) authorize, or enter into any Contract or arrangement to do any of the foregoing

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit SmartStop from taking any action, or refraining to take any action, at any time or from time to time, (i) if, in the reasonable judgment of the SmartStop Board, such action or inaction is reasonably necessary (A) for SmartStop to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Merger Effective Time, (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that SmartStop or any SmartStop Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (A), making dividend or any other actual, constructive or deemed distribution payments to stockholders of SmartStop in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii), or (ii) in order to respond in good faith to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on SmartStop or any SmartStop Subsidiary, including changes in relationships with partners, financing sources, directors, officers, consultants, Affiliates, agents and other business partners.

Section 6.3 No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) SmartStop, directly or indirectly, the right to control or direct SST IV or any SST IV Subsidiary’s operations prior to the Merger Effective Time, or (ii) SST IV, directly or indirectly, the right to control or direct SmartStop or any SmartStop Subsidiary’s operations prior to the Merger Effective Time. Prior to the Merger Effective Time, (i) SST IV shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the SST IV Subsidiaries’ respective operations and (ii) SmartStop shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the SmartStop Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1 Preparation of the Form S-4 and the Proxy Statement; Stockholder Approvals.

(a) As promptly as reasonably practicable following the date of this Agreement, (i) SST IV shall complete the preparation (with SmartStop’s reasonable cooperation) and cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting and (ii) SmartStop shall complete the preparation (with SST IV’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (as amended or supplemented from time to time, the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of SmartStop Class A Common Stock to be issued in the Merger (the “Registered Securities”). Each of SST IV and SmartStop shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the Merger, unless this Agreement is terminated pursuant to Article 9. Each of SST IV and SmartStop shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of SST IV and SmartStop shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of SST IV and SmartStop shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of SST IV and SmartStop, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. SmartStop shall notify SST IV, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and SmartStop shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. SmartStop shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and SST IV shall furnish all information concerning SST IV and its stockholders as may be reasonably requested in connection with any such actions.

(b) Each of SST IV, on behalf of itself and the SST IV Subsidiaries, and SmartStop, on behalf of itself and the SmartStop Subsidiaries, agrees that none of the information supplied or to be supplied by it or such subsidiaries for inclusion or incorporation by reference in (i) the Proxy Statement and any amendment or supplement thereto will, at the time the Form S-4 becomes effective under the Securities Act, at the date of mailing to the stockholders of SST IV, at the time of the Stockholders Meeting and at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) any other document to be filed by SST IV or SmartStop, respectively, will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the receipt of the Stockholder Approvals, any information relating to SmartStop or SST IV, or any of their respective Affiliates, should be discovered by SmartStop or SST IV which, in the reasonable judgment of SmartStop or SST IV, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, as applicable, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and SmartStop and SST IV shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of SmartStop and SST IV.

(c) Subject to SST IV’s rights with respect to a Superior Proposal under Section 7.3, as promptly as practicable after the SEC advises it has no comments or no further comments to the Proxy Statement or Form S-4, SST IV shall, in accordance with applicable Law and the SST IV Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting solely for the purpose of obtaining the Stockholder Approvals; provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting. SST IV shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to SST IV’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (provided that there are no outstanding SEC comments on the Proxy Statement or Form S-4 and the SEC has not otherwise enjoined mailing or use of the Proxy Statement). SST IV shall, through the SST IV Special Committee and the SST IV Board, recommend to its stockholders that they provide the Stockholder Approvals, include the SST IV Special Committee and SST IV Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Stockholder Approvals, except to the extent that the SST IV Special Committee and SST IV Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(c); provided, however, for the avoidance of doubt, no Adverse Recommendation Change shall alter the other obligations under Section 7.1 unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting. Notwithstanding the foregoing provisions of this Section 7.1(c), SST IV shall have the right to make one or more postponements, recesses or adjournments of the Stockholders Meeting (i) if, on a date for which the Stockholders Meeting is scheduled, SST IV has not received proxies representing a sufficient number of shares of SST IV Common Stock to obtain the Stockholder Approvals, whether or not a quorum is present, or (ii) to the extent necessary to ensure that any amendment or supplement to the Proxy Statement required under applicable Law to be filed with the SEC and/or disseminated to SST IV’s stockholders is timely filed with the SEC and/or disseminated to SST IV’s stockholders; provided, however, that the

Stockholders Meeting shall not be postponed or adjourned to a date that is (A) in the case of clause (i), more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and in the case of clause (ii), more than ten (10) Business Days from the previously scheduled date of such meeting, or (B) more than one hundred twenty (120) days from the record date for the Stockholders Meeting; provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if SST IV shall have received proxies in respect of an aggregate number of shares of SST IV Common Stock, which have not been withdrawn, such that Stockholder Approvals would be obtained at such meeting.

Section 7.2 Access to Information; Confidentiality.

(a) During the Interim Period, each of the Parties shall, and shall cause each of their respective subsidiaries to, subject to applicable Law and the COVID-19 Measures, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties a copy of any report, schedule, registration statement or other document filed by it during such period pursuant to the requirements of federal or state securities Laws as the other Party may reasonably request. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Proxy Statement, prior to the Stockholders Meeting, respectively, and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the required consent of such third party to such access or disclosure), (B) of a sensitive or personal nature that would reasonably be expected to expose SST IV or SmartStop to the risk of liability, (C) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (D) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (E) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Merger Effective Time, each Party shall not, and shall cause its respective Representatives and Affiliates not to, except in the ordinary course of business, contact or otherwise communicate with third parties with which the other Party or any of its subsidiaries has a business relationship regarding the business of such other Party and its subsidiaries or this Agreement and the transactions contemplated by this Agreement without the prior written consent of such other Party.

(b) Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the confidentiality provisions in

Section 2 of the Exclusivity Agreement, which confidentiality provisions shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3 No Solicitation; Superior Proposals.

(a) Except as expressly permitted by this Section 7.3, SST IV shall not, and shall cause each of the SST IV Subsidiaries and shall direct each of its and their respective directors, officers, Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than SmartStop or its Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that SST IV shall be permitted to waive or to not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the SST IV Special Committee if the SST IV Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with the SST IV directors’ duties under Maryland Law), (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable NDA pursuant to Section 7.3(b)), or (v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the SST IV Charter, the SST IV Bylaws or organizational documents or agreements of any SST IV Subsidiary. In furtherance of the foregoing and as otherwise permitted by this Section 7.3, SST IV shall, and shall cause each SST IV Subsidiary and each Representative of SST IV and the SST IV Subsidiaries to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall promptly terminate all physical and electronic data room access previously granted to any such Person and use reasonable efforts to cause such Person to return or destroy all non-public information concerning SST IV and the SST IV Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person.

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the time, but not after, Stockholder Approvals are obtained, SST IV and its Representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from a breach of this Section 7.3, (x) contact such Person to clarify the terms and conditions of such Acquisition Proposal and (y)(i) provide information in response to a request therefor by the Person who made such written Acquisition Proposal; provided that (A) such information is provided pursuant to (and only pursuant to) one or more Acceptable NDAs, and (B) SST IV, prior to or concurrently with the time such information is provided, provides such information to SmartStop, and (ii) engage or participate in any discussions or negotiations with the Person who made such written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or (ii) above, the SST IV Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal.

(c) SST IV will promptly (and in any event no later than one (1) Business Day after receipt thereof) notify SmartStop in writing if (i) any Acquisition Proposal is received by SST IV or any SST IV Subsidiary, (ii) any request for information relating to SST IV or any SST IV Subsidiary is received by SST IV or any SST IV Subsidiary from any Person who informs SST IV or any SST IV Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with SST IV or any SST IV Subsidiary regarding any Acquisition Proposal, and shall, in any such notice to

SmartStop, indicate the identity of the Person making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (and shall include with such notice (A) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (B) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than one (1) Business Day after the occurrence of such developments, discussions or negotiations or receipt of materials) (I) keep SmartStop reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (II) provide SmartStop with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither SST IV nor any SST IV Subsidiary will enter into any agreement with any Person subsequent to the date of this Agreement that prohibits SST IV from providing any information to SmartStop in accordance with this Section 7.3.

(d) Except as expressly provided in Section 7.3(e), Section 7.3(f), and Section 7.3(g), neither the SST IV Board, nor any committee thereof, nor any group of directors, formally or informally, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to SmartStop, the SST IV Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit SST IV or any SST IV Subsidiary to enter into any Alternative Acquisition Agreement, or (iv) fail to make the SST IV Board Recommendation or to include the SST IV Board Recommendation in the Proxy Statement (any event described in clause (i), (ii), (iii) or this clause (iv), an “Adverse Recommendation Change”).

(e) Notwithstanding anything in this Agreement to the contrary, subject to compliance with the provisions of this Section 7.3(e), if SST IV receives an Acquisition Proposal, which Acquisition Proposal did not result from a material breach of this Section 7.3 and is not withdrawn, and the SST IV Special Committee determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel and its financial advisor, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the SST IV directors’ duties under Maryland Law, then, provided that Stockholder Approvals have not yet been obtained, the SST IV Board (based on the recommendation of the SST IV Special Committee) may (x) effect an Adverse Recommendation Change and/or (y) enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate this Agreement in accordance with Section 9.1(c)(ii); provided, that, in the case of each of clause (x) and (y), the SST IV Board may not take action contemplated by this Section 7.3(e) unless:

(i) SST IV has notified SmartStop in writing that the SST IV Board intends to take such action at least five (5) Business Days in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice shall specify in reasonable detail the reasons for such action, describe the material terms of the Superior Proposal and attach the most current version of such agreements (including any amendments, supplements or modifications) between SST IV and the party making such Superior Proposal (a “SST IV Change Notice”); and

(ii) during the five (5) Business Day period following SmartStop’s receipt of a SST IV Change Notice, SST IV shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with SmartStop (to the extent SmartStop wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the SST IV Special Committee, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and SST IV may not enter into any agreement relating to the Superior Proposal pursuant this Section 7.3(e) or make an Adverse Recommendation Change pursuant to this Section 7.3(e) or terminate this Agreement pursuant to Section 9.1(c)(ii) unless SST IV has complied with the requirements of this Section 7.3(e) with respect to such new Acquisition Proposal including sending an additional SST IV Change Notice (except that the new negotiation period under this Section 7.3(e)(ii) shall be four (4) Business Days instead of five (5) Business Days). Notwithstanding anything in this Section 7.3(e)(ii), neither SmartStop’s acceptance nor rejection of SST IV’s offer to negotiate pursuant to this Section 7.3(e)(ii) shall have any bearing on SmartStop’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) herein.

(f) Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before Stockholder Approvals are obtained, the SST IV Special Committee and the SST IV Board may, if the SST IV Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with SST IV’s directors’ duties under Maryland Law, make an Adverse Recommendation Change in response to an Intervening Event; provided, that, prior to making such Adverse Recommendation Change, SST IV shall have complied with clauses (i) and (ii) of Section 7.3(e).

(g) Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the SST IV Special Committee, the SST IV Board or SST IV, directly or indirectly, from (i) taking and disclosing to the stockholders of SST IV a position with respect to an Acquisition Proposal as contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any required disclosure to the stockholders of SST IV under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (iii) making any disclosure to the stockholders of SST IV if the SST IV Board determines in good faith after consultation with its outside legal counsel (and based on the recommendation of the SST IV Special Committee) that the failure to do so would be inconsistent with the duties of the SST IV directors under Maryland Law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the SST IV Special Committee or the SST IV Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the SST IV Board Recommendation; provided, further, that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be an Adverse Recommendation Change.

(h) Notwithstanding anything to the contrary contained in this Agreement, none of SST IV, any SST IV Subsidiary or their respective Affiliates or Representatives shall reimburse or agree to reimburse the fees or expenses of any Person in connection with an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable NDA but excluding, for the avoidance of doubt, in connection with any acquisition agreement or merger with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c)).

(i) SST IV agrees that in the event any Representative of SST IV or any SST IV Subsidiary takes any action that, if taken by SST IV would constitute a violation of this Section 7.3, and such action was taken at the direction or with the prior consent of the SST IV Special Committee, then SST IV shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.

(j) For purposes of this Agreement:

(i) “Acquisition Proposal” means any bona fide proposal or offer from any Person (other than SmartStop or any SmartStop Subsidiaries) made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving SST IV or any SST IV Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of SST IV, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of SST IV or any SST IV Subsidiaries that are significant subsidiaries representing twenty percent (20%) or more of the consolidated assets of SST IV, (C) issue, sale or other disposition by SST IV or any SST IV Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of SST IV Common Stock, (D) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of SST IV Common Stock, or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to SST IV in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of SST IV Common Stock; provided, however, that the term “Acquisition Proposal” shall not include (I) the Merger or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among SST IV and one or more of the SST IV Subsidiaries or solely among the SST IV Subsidiaries.

(ii) “Intervening Event” means, with respect to SST IV, a change in circumstances or development that materially affects the business, assets or operations of SST IV and the SST IV Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the SST IV Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the SST IV Board prior to Stockholder Approvals being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any effect arising out of or related to the COVID-19 pandemic or COVID-19 Measures and (iii) any effect arising out of the announcement or pendency of, or actions required to be taken pursuant to, this Agreement.

(iii) “Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) that the SST IV Board (based on the recommendation of the SST IV Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by SmartStop) and (B) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the SST IV Special Committee determines in good faith to be material to such analysis)), to be more favorable from a financial point of view to the stockholders of SST IV (in their capacities as stockholders) than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by SmartStop) pursuant to Section 7.3(e)(ii).

Section 7.4 Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law or Order if it is not possible to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated hereby. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is executed.

Section 7.5 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, SmartStop shall and shall cause each SmartStop Subsidiary and each of their respective Affiliates to, and SST IV shall and shall cause each SST IV Subsidiary and each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of SmartStop after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of SmartStop after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

(b) In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other Parties on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, no Party shall, nor shall any Party permit its respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6 Notification of Certain Matters; Transaction Litigation.

(a) The SmartStop Parties and their Representatives shall give prompt notice to SST IV, and SST IV and its Representatives shall give prompt notice to the SmartStop Parties, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) The SmartStop Parties and their respective Representatives shall give prompt notice to SST IV, and SST IV and its Representatives shall give prompt notice to the SmartStop Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by the SmartStop Parties, SST IV or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(a), Section 9.1(c)(i), or Section 9.1(d)(i).

(c) The SmartStop Parties and their respective Representatives shall give prompt notice to SST IV, and SST IV and its Representatives shall give prompt notice to the SmartStop Parties, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any SmartStop Subsidiary or SST IV Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. SST IV and its Representatives shall give the SmartStop Parties the opportunity to reasonably participate in the defense and settlement of any Action against SST IV or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith SmartStop’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without SmartStop’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). SmartStop and its Representatives shall give SST IV the opportunity to reasonably participate in the defense and settlement of any Action against SmartStop or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith SST IV’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without SST IV’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting or being limited by the provisions of Section 7.7(b), during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective

Time, SmartStop shall (and shall cause the Surviving Entity to), to the fullest extent SST IV would be permitted to do so under applicable Law and the SST IV Governing Documents as currently in effect:

(i) indemnify, defend and hold harmless each current and former manager, director, officer, partner, member, trustee, employee and agent of SST IV or any of the SST IV Subsidiaries or other individuals with rights to indemnification or exculpation pursuant to the SST IV Governing Documents or any indemnification agreements of SST IV or SST IV Subsidiaries (such agreements, the “Additional Indemnification Agreements”) (collectively, the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of SST IV or any of the SST IV Subsidiaries (whether asserted or claimed prior to, at or after the Merger Effective Time) or (B) this Agreement or any of the transactions contemplated by this Agreement, including the Merger (whether asserted or claimed prior to, at or after the Merger Effective Time), and

(ii) pay in advance of the final disposition of any such Action the costs and expenses (including reasonable attorneys’ fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification of any Indemnified Party), without the requirement of any bond or other security, in each case to the fullest extent permitted by applicable Law, but subject to SmartStop’s or the Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, SmartStop or the Surviving Entity, as applicable, (x) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action against or of any Indemnified Party for which indemnification may be sought under this Section 7.7(a) without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such Action that is subject to indemnification by SmartStop and the Surviving Entity under this Section 7.7(a), (y) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (z) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law.

(b) Without limiting the foregoing, and to the extent permitted by applicable Law, each of SmartStop and the Surviving Entity agree that during the period commencing as of the Merger Effective Time and ending on the sixth (6th) anniversary of the Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time, and advancement of expenses now existing in favor of any Indemnified Party as provided in the SST IV Governing Documents and Additional Indemnification Agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c) For a period of six (6) years following the Merger Effective Time, the organizational documents of SmartStop, Merger Sub and any applicable SmartStop Subsidiary shall contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the SST IV Governing Documents or any similar organizational documents or agreements of any SST IV Subsidiary. No such provision shall be amended, repealed or otherwise modified for a period of six (6) years following the Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Merger Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(d) For a period of six (6) years after the Merger Effective Time, SmartStop shall cause the Surviving Entity to maintain in effect SST IV’s current directors’ and officers’ liability insurance covering each Person currently covered by SST IV’s directors’ and officers’ liability insurance policies for acts or omissions occurring prior to and through the Merger Effective Time; provided, that in lieu of such obligation, (i) the Surviving Entity may substitute therefor policies of an insurance company with the same or better rating as SST IV’s current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than SST IV’s existing policies as of the date hereof or (ii) in consultation with SmartStop, SST IV may obtain extended reporting period coverage under SST IV’s existing insurance programs (to be effective as of the Merger Effective Time) for a period of six (6) years after the Merger Effective Time for a cost not in excess of three times the current annual premiums for such insurance; and provided, further, that in no event shall the Surviving Entity be required to pay annual premiums for insurance under this Section 7.7(d) in excess of 300% of the most recent annual premiums paid by SST IV for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(e) If SmartStop or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SmartStop or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(f) The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (each of which is an intended third party beneficiary of this Section 7.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of SmartStop, SST IV and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise. SmartStop shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

Section 7.8 Dividends.

(a) In the event that a distribution with respect to the shares of SST IV Common Stock permitted under the terms of this Agreement has a record date prior to the Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of SST IV Common Stock on the Closing Date promptly after the Merger Effective Time. SST IV shall coordinate with SmartStop on the declaration, setting of record dates and payment dates of dividends on SST IV Common Stock so that holders of SST IV Common Stock (i) do not receive dividends on both SST IV Common Stock and SmartStop Class A Common Stock received in the Merger in respect of a single distribution period or fail to receive a dividend on either SST IV Common Stock or SmartStop Class A Common Stock received in the Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.2(b)(iii) on SmartStop Class A Common Stock received in the Merger and a dividend permitted by the proviso to Section 6.1(b)(iii) on SST IV Common Stock or fail to receive either a dividend permitted by the proviso to Section 6.2(b)(iii) on SmartStop Class A Common Stock received in the Merger or a dividend permitted by the proviso to Section 6.1(b)(iii) on SST IV Common Stock.

(b) In the event that either SST IV or SmartStop shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii),

respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of SST IV, to holders of SST IV Common Stock, in an amount per share of SST IV Common Stock equal to the product obtained by multiplying (A) the dividend declared by SmartStop with respect to each share of SmartStop Class A Common Stock by (B) the Exchange Ratio, and (ii) in the case of SmartStop, to holders of SmartStop Class A Common Stock, in an amount per share of SmartStop Class A Common Stock equal to the quotient obtained by dividing (A) the dividend declared by SST IV with respect to each share of SST IV Common Stock by (B) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the SmartStop Charter or the SST IV Charter on the Merger and the other transactions contemplated by this Agreement.

Section 7.10 Obligations of SmartStop with respect to Merger Sub. SmartStop shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Merger Effective Time, Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.

Section 7.11 Tax Matters.

(a) Each of SmartStop and SST IV shall use its reasonable best efforts (before and, as applicable, after the Merger Effective Time) to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the tax representation letters referred to herein and, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or with respect to any state or local income tax a similar determination under applicable state or local Law), by reporting consistently as a reorganization within the meaning of Section 368(a) of the Code for federal income tax purposes (and, where applicable, state and local income tax purposes). Neither SmartStop nor SST IV shall take any action that would, or fail to take any action the failure of which would, reasonably be expected to cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) SmartStop shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(f) and Section 8.3(e), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to Nelson Mullins Riley & Scarborough LLP, or other tax counsel to SmartStop delivering the opinions referred to herein, a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of SmartStop and SmartStop Operating Partnership, in form and substance mutually agreeable to SST IV and SmartStop (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of SmartStop and SmartStop Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(b) and the tax opinions described in Section 8.2(f) and Section 8.3(e). The tax representations letters described in clause (iii) above shall also be provided to SST IV, and for purposes of the opinion required by Section 8.3(f), SST IV may rely on the representation letter provided pursuant to this Section 7.10(b) in connection with making the representations in the tax representation letter provided for the purposes of the opinion to be issued pursuant to Section 8.3(f).

(c) SST IV shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(e) and Section 8.3(f), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(e) and Section 8.3(f), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of SST IV and SST IV Operating Partnership, in form and substance mutually agreeable to SST IV and SmartStop (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of SST IV and SST IV Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(c) and the tax opinions described in Section 8.2(e) and Section 8.3(f). The tax representations letters described in clause (iii) above shall also be provided to SmartStop, and for purposes of the opinion required by Section 8.2(f), SmartStop may rely on the representation letter provided pursuant to this Section 7.10(c) in connection with making the representations in the tax representation letter provided for the purposes of the opinion to be issued pursuant to Section 8.2(f).

(d) SmartStop and SST IV shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. These taxes shall be the obligations of SmartStop and the SmartStop Subsidiaries without deduction or withholding from or to the Merger Consideration.

(e) With respect to the taxable year of SST IV ending with the Merger Effective Time, SST IV shall take all necessary actions, including declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1), to cause SST IV to qualify as a REIT for its shortened taxable year ending with the Merger Effective Time.

Section 7.12 Section 16 Matters. Prior to the Merger Effective Time, to the extent permitted by applicable Law, (a) SST IV shall take all such steps as may be necessary or appropriate to cause any dispositions of SST IV Common Stock (including derivative securities with respect to SST IV Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SST IV immediately prior to the Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) SmartStop shall take all such steps as may be required to cause any acquisitions of the SmartStop Class A Common Stock (including derivative securities with respect to the SmartStop Class A Common Stock ) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SmartStop to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 8

CONDITIONS

Section 8.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties (which, in the case of SST IV, means waiver by the SST IV Special Committee and, in the case of SmartStop, means waiver by the SmartStop Special Committee) at or prior to the Merger Effective Time of the following conditions:

(a) Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the SST IV Disclosure Letter and Section 8.1(a) of the SmartStop Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b) Stockholder Approvals. The Stockholder Approvals shall have been obtained in accordance with applicable Law, the SST IV Charter and the SST IV Bylaws.

(c) Charter Amendment. The Charter Amendment shall have become effective pursuant to the MGCL.

(d) No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2 Conditions to Obligations of the SmartStop Parties. The obligations of the SmartStop Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by SmartStop, at or prior to the Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of SST IV set forth in the Fundamental Representations (except Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of SST IV contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or SST IV Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a SST IV Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iii) only on and as of such date.

(b) Performance of Covenants and Obligations of SST IV. SST IV shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a SST IV Material Adverse Effect.

(d) Delivery of Certificate. SST IV shall have delivered to SmartStop a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of SST IV, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) REIT Opinion. SmartStop shall have received a written opinion of Nelson Mullins Riley & Scarborough LLP, or other nationally recognized tax counsel to SST IV reasonably satisfactory to SmartStop,

dated as of the Closing Date and in form and substance reasonably satisfactory to SmartStop, to the effect that, commencing with SST IV’s taxable year that ended on December 31, 2017, SST IV has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and prior, current and proposed ownership, organization and method of operation have enabled SST IV to meet the requirements for qualification and taxation as a REIT under the Code through the Merger Effective Time, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by SST IV and SST IV Operating Partnership.

(f) Section 368 Opinion. SmartStop shall have received a written opinion of Nelson Mullins Riley & Scarborough LLP, or other nationally recognized tax counsel to SmartStop, dated as of the Closing Date, in form and substance reasonably acceptable to SmartStop, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

Section 8.3 Conditions to Obligations of SST IV. The obligations of SST IV to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by SST IV at or prior to the Merger Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the SmartStop Parties set forth in the Fundamental Representations (except Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, (ii) the representations and warranties set forth in Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Merger Effective Time as though made as of the Merger Effective Time, and (iii) each of the other representations and warranties of the SmartStop Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Merger Effective Time, as though made as of the Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or SmartStop Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a SmartStop Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iii) only on and as of such date.

(b) Performance of Covenants and Obligations of SmartStop and Merger Sub. SmartStop and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c) Absence of Material Adverse Change. On the Closing Date, no circumstance shall exist that constitutes a SmartStop Material Adverse Effect.

(d) Delivery of Certificate. SmartStop shall have delivered to SST IV a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of SmartStop certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) REIT Opinion. SST IV shall have received a written opinion of Nelson Mullins Riley & Scarborough LLP, or other nationally recognized tax counsel to SmartStop reasonably satisfactory to SST IV, dated as of the Closing Date and in form and substance reasonably satisfactory to SST IV, to the effect that, commencing with SmartStop’s taxable year that ended on December 31, 2014, SmartStop has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed ownership, organization and method of operation have enabled SmartStop to meet the requirements for qualification and taxation as a REIT under the Code through the Merger Effective Time, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by SmartStop and SmartStop Operating Partnership.

(f) Section 368 Opinion. SST IV shall have received a written opinion of Bass, Berry & Sims PLC, or other nationally recognized tax counsel to SST IV, dated as of the Closing Date, in form and substance reasonably acceptable to SST IV, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

(g) Ancillary Agreements. The Termination Agreement and Redemption Agreement contemplated herein shall continue to be legal, valid, binding obligations of and enforceable against, the parties thereto, and shall continue to be in full force and effect and shall not have been rescinded or withdrawn in any way.

ARTICLE 9

TERMINATION, FEES AND EXPENSES

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Merger Effective Time, notwithstanding receipt of the Stockholder Approvals (except as otherwise specified in this Section 9.1):

(a) by mutual written consent duly authorized by the SmartStop Special Committee and the SST IV Special Committee;

(b) by either SmartStop (with the prior approval of the SmartStop Special Committee) or by SST IV (with the prior approval of the SST IV Special Committee):

(i) if the Merger shall not have occurred on or before 11:59 p.m., California local time, on August 6, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (in the case of SmartStop, including the failure of Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (in the case of SmartStop, including the failure of Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii) if the Stockholder Approvals shall not have been obtained at the Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Merger and the Charter Amendment was taken (unless such meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approvals was primarily due to the failure of a Party (in the case of SmartStop, including the failure of Merger Sub) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;

(c) by SST IV (with the prior approval of the SST IV Special Committee):

(i) if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of SmartStop or Merger Sub set forth in this Agreement has occurred, which breach, either individually or in the aggregate, would result in, if occurring or continuing to occur at the Closing, any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “SmartStop Terminating Breach”), which breach or failure to perform or comply cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from SST IV to SmartStop and two (2) Business Days before the Outside Date; provided, however, that SST IV shall not have such right to terminate this Agreement if a SST IV Terminating Breach shall have occurred and be continuing at the time SST IV delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii) at any time before Stockholder Approvals are obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that SST IV shall have complied with Section 7.3 and shall have paid or shall concurrently pay to SmartStop in full the Termination Payment in accordance with Section 9.3(b);

(d) by SmartStop (with the prior approval of the SmartStop Special Committee):

(i) if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of SST IV set forth in this Agreement has occurred, which breach, either individually or in the aggregate, would result in, if occurring or continuing to occur at the Closing, any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “SST IV Terminating Breach”), which breach or failure to perform or comply cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from SmartStop to SST IV and two (2) Business Days before the Outside Date; provided, however, that SmartStop shall not have such right to terminate this Agreement if a SmartStop Terminating Breach shall have occurred and be continuing at the time SmartStop delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii) if, at any time prior to the receipt of the Stockholder Approvals, (A) the SST IV Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of SST IV Common Stock that constitutes an Acquisition Proposal (other than by SmartStop or any of its Affiliates) is commenced and the SST IV Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of SST IV and to publicly reaffirm the SST IV Board Recommendation within ten (10) Business Days of being requested to do so by SmartStop or (C) SST IV shall have breached or failed to comply in any material respect with any of its obligations under Section 7.3.

Section 9.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of SST IV or the SmartStop Parties, except that the Exclusivity Agreement (other than the provisions of Section 1 thereof) and the provisions of Section 4.22 (No Other Representations and Warranties; Non-Reliance), Section 5.24 (No Other Representations and Warranties; Non-Reliance), Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses) and Article 10 (General Provisions) shall survive the termination of this Agreement; provided, that no such termination shall relieve any Party from any liability or damages resulting from any willful material breach (or failure to perform) that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act (or failure to act) would cause a breach of this Agreement.

Section 9.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated; provided that upon the Closing, the Surviving Company shall pay all unpaid fees and expenses of the Parties.

(b) In the event that this Agreement is terminated:

(i) by SST IV or SmartStop pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, (A) prior to the Stockholders Meeting, an Acquisition Proposal with respect to SST IV has been publicly announced, disclosed or otherwise communicated to SST IV’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal (and such Acquisition Proposal or intention shall not have been publicly withdrawn on a bona fide basis without qualification at least three (3) Business Days prior to the Outside Date (with respect to a termination pursuant to Section 9.1(b)(i)) or the Stockholders Meeting (with respect to a termination pursuant to Section 9.1(b)(iii)) and (B) within twelve (12) months after the date of such termination, (I) a transaction in respect of an Acquisition Proposal with respect to SST IV is consummated, (II) SST IV enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter, or (III) SST IV recommends to stockholders of SST IV or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clause (I), (II) and (III) of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to fifty percent (50%)), then SST IV shall pay to SmartStop the Termination Payment;

(ii) by SST IV pursuant to Section 9.1(c)(ii), then SST IV shall pay to SmartStop the Termination Payment;

(iii) by SmartStop pursuant to Section 9.1(d)(ii), then SST IV shall pay to SmartStop the Termination Payment;

(iv) by SST IV pursuant to Section 9.1(c)(i), then SmartStop shall pay to SST IV an amount equal to the Expense Reimbursement Payment; or

(v) by SmartStop pursuant to Section 9.1(d)(i), then SST IV shall pay to SmartStop an amount equal to the Expense Reimbursement Payment.

(c) Termination Payment. The Parties agree and acknowledge that in no event shall a Party be required to pay a Termination Payment or Expense Reimbursement Payment on more than one occasion. Payment of the Termination Payment or Expense Reimbursement Payment, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Party entitled to payment thereof (the “Recipient”) (i) prior to or concurrently at the time of consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Termination Payment payable pursuant to Section 9.3(b)(i), (ii) concurrently with termination of this Agreement, in the case of a Termination Payment payable pursuant to Section 9.3(b)(iii), and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Payment or Expense Reimbursement Payment payable pursuant to any other provision of Section 9.3(b).

(d) Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Payment or the Expense Reimbursement Payment, as applicable, becomes payable and is paid hereunder, then such payment shall be the Recipient’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Party obligated to pay the Termination Payment or the Expense Reimbursement Payment, as applicable (the “Payor”), its Subsidiaries and each of their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby.

(e) Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that the Payor shall fail to pay the Termination Payment or the Expense Reimbursement Payment, as applicable, when due, the Payor shall reimburse the Recipient for all reasonable costs and expenses actually incurred or accrued by the Recipient (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if the Payor fails to timely pay any amount due to the Recipient pursuant to Section 9.3(b) and, in order to obtain the payment, the Recipient commences an Action that results in a judgment against the Payor for the payment set forth in this Section 9.3, the Payor shall pay to the Recipient its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate per annum equal to the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f) If the Payor becomes obligated to make a payment under this Section 9.3, then, if requested by the Recipient, the Payor shall deposit into escrow an amount in cash equal to the Termination Payment or the Expense Reimbursement Payment, as applicable, with an escrow agent selected by the Recipient, after reasonable consultation with the Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(f) and otherwise reasonably acceptable to the Payor and the escrow agent. The payment or deposit into escrow of the Termination Payment or the Expense Reimbursement Payment, as applicable, shall be made by the Payor in accordance with the timing set forth in Section 9.3(c) or, at the Recipient’s reasonable request, promptly after receipt of notice from the Recipient that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment or the Expense Reimbursement Payment, as applicable, in escrow or the applicable portion thereof shall be released to the Recipient on an annual basis based upon the delivery by Recipient to the escrow agent of any one (or a combination) of the following:

(i) a letter from the Recipient’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Recipient without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Recipient determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Recipient such maximum amount stated in the accountant’s letter;

(ii) a letter from the Recipient’s counsel indicating that the Recipient received a private letter ruling from the IRS holding that the receipt by the Recipient of the Termination Payment or Expense Reimbursement Payment, as applicable, would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment or Expense Reimbursement Payment, as applicable; or

(iii) a letter from the Recipient’s counsel indicating that the Recipient has received a tax opinion from the Recipient’s outside counsel or accountant, respectively, to the effect that the receipt by the Recipient of the Termination Payment or Expense Reimbursement Payment, as applicable, should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment or Expense Reimbursement Payment, as applicable.

The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Recipient in order to (A) maximize the portion of the Termination Payment or Expense Reimbursement Payment, as applicable, that may be distributed to the Recipient hereunder without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Recipient’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Recipient in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Recipient shall bear all costs and expenses under the Escrow Agreement. The Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Payor in connection therewith).

ARTICLE 10

GENERAL PROVISIONS

Section 10.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Merger Effective Time or the full force and effect of Article 1, this Article 10 or the definitions of capitalized terms not substantively defined in Article 1.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given or made on the date of receipt by the recipient thereof if received on or prior to 11:59 p.m., California local time, if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a portable document form (pdf) attachment (providing confirmation of transmission (other than by automatic response)) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a) if to SST IV to:

Special Committee of the Board of Directors

Strategic Storage Trust IV, Inc.

10 Terrace Road

Ladera Ranch, CA 92694

Attn: Dean Ader

E-mail:

with copies (which shall not constitute notice) to:

Bass, Berry & Sims PLC

100 Peabody Place Suite 1300

Memphis, TN 38103

Attn: Richard Mattern

E-mail: rmattern@bassberry.com

(b) if to SmartStop or Merger Sub to:

Special Committee of the Board of Directors

SmartStop Self Storage REIT, Inc.

10 Terrace Road

Ladera Ranch, CA 92694

Attn: Harold “Skip” Perry

E-mail:

with copies (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

Atlantic Station

201 17th Street NW

Suite 1700

Atlanta, GA 30363

Attn: Michael K. Rafter

Email: mike.rafter@nelsonmullins.com

Section 10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically by email or facsimile) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibit, Schedules, the SmartStop Disclosure Letter and the SST IV Disclosure Letter) and Section 2 of the Exclusivity Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article 3 and Section 7.7, which, from and after the Merger Effective Time, shall be for the benefit of the holders of SST IV Common Stock immediately prior to the Merger Effective Time and Indemnified Parties, respectively, are not intended to confer upon any Person other than the Parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6 Amendment; Extension; Waiver. At any time prior to the Merger Effective Time, SST IV (in all events subject to the prior approval of the SST IV Special Committee) and SmartStop (for itself and on behalf of the other SmartStop Parties, and in all events subject to the prior approval of the SmartStop Special Committee) may, to the extent permitted under applicable Law and except as otherwise set forth herein, (a) amend any provision of this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the other Party, (c) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (d) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any such amendment of this Agreement shall be valid only if specifically set forth in an instrument in writing signed on behalf of all Parties. Any such grant by a Party of an extension or waiver in respect of any provision of this Agreement shall be valid only if specifically set forth in an instrument in writing by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.3 (Fees and Expenses).

Section 10.7 Governing Law; Venue.

(a) This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b) All disputes arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined exclusively in any Maryland state or federal court located in Baltimore City exercising jurisdiction over the subject matter of such dispute(s). Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive personal jurisdiction of any such Maryland state or federal court located in Baltimore City for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such Action except in such courts, (iii) agrees that any claim in respect of any Action may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent permitted by applicable Law, any objection to such court’s exercise of personal jurisdiction over the Party in any such dispute, (v) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Action, (vi) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such dispute and (vii) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8 Assignment. Except as may be required to satisfy the obligations contemplated by Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.

Section 10.9 Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the effective time of any termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law. To the extent any Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to specifically enforce any provision that survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (a) the twentieth (20th) Business Day following the resolution of such Action, or (b) such other time period established by the court presiding over such Action.

Section 10.10 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY and UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND (c) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

STRATEGIC STORAGE TRUST IV, INC.

By:	/s/ H. Michael Schwartz
Name: H. Michael Schwartz
Title: Chief Executive Officer

SMARTSTOP SELF STORAGE REIT, INC.

By:	/s/ Michael S. McClure
Name: Michael S. McClure
Title: Chief Executive Officer

SST IV MERGER SUB, LLC

By:	SmartStop Self Storage REIT, Inc., its Member

	By:	/s/ Michael S. McClure
Name: Michael S. McClure
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CHARTER AMENDMENT

Annex B

ARTICLES OF AMENDMENT

OF

STRATEGIC STORAGE TRUST IV, INC.

STRATEGIC STORAGE TRUST IV, INC., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: The charter of the Corporation (the “Charter) is hereby amended by deleting the definitions of “Roll-up Entity” and “Roll-Up Transaction” within Article IV (Definitions) of the Charter in their entirety.

SECOND: The Charter is hereby amended by deleting in its entirety SECTION 9.14 (Limitation on Roll-Up Transactions) of Article NINTH.

THIRD: The foregoing amendment to the Charter has been advised by the Board of Directors and approved by the stockholders of the Corporation in accordance with the Maryland General Corporation Law and the Charter.

IN WITNESS WHEREOF, as of                  , 20    , the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President, and attested by its Secretary, and its President acknowledges that these Articles of Amendment are the act and deed of the Corporation and, as to all matters or facts required to be verified under oath, acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.

ATTEST:	STRATEGIC STORAGE TRUST IV, INC.

	By:		(SEAL)
Nicholas M. Look, Secretary		Michael S. McClure, President

B-1

Annex C

CONFIDENTIAL

November 10, 2020

The Special Committee of the Board of Directors

The Board of Directors

Strategic Storage Trust IV, Inc.

10 Terrace Road

Ladera Ranch, California 92694

Ladies and Gentlemen:

The Special Committee of the Board of Directors of Strategic Storage Trust IV, Inc. (“SST IV”) has requested our opinion as to the fairness, from a financial point of view, to the unaffiliated holders (as defined below) of SST IV Common Stock (as defined below), of the consideration to be paid to these holders pursuant to the Agreement and Plan of Merger, dated November 10, 2020 (the “Merger Agreement”), to be entered into among SmartStop Self Storage REIT, Inc., a Maryland corporation (“SmartStop”), SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly owned subsidiary of SmartStop (“Merger Sub”), and SST IV. As used in this opinion, “unaffiliated holders” means the holders of SST IV Common Stock (as defined below) other than SmartStop, Merger Sub and their respective affiliates.

Pursuant to the Merger Agreement, SST IV will be merged with and into Merger Sub, with Merger Sub being the surviving company (the “Merger”), and each share of the Class A common stock, $0.001 par value per share, of SST IV (the “SST IV Class A Common Stock”), each share of the Class T common stock, $0.001 par value per share, of SST IV (the “SST IV Class T Common Stock”) and each share of the Class W common stock, $0.001 par value per share, of SST IV (the “SST IV Class W Common Stock” and, together with the SST IV Class A Common Stock and the SST IV Class T Common Stock, the “SST IV Common Stock”), issued and outstanding immediately prior to the Merger, other than such shares of SST IV Common Stock held by any SST IV subsidiary, SmartStop or any SmartStop subsidiary, all of which will be cancelled, will be converted into the right to receive consideration per share equal to 2.1875 shares of the Class A common stock, $0.001 par value per share, of SmartStop (the “SmartStop Class A Common Stock”), subject to treatment of fractional shares (rounded to the nearest 1/1,000th) (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

KeyBanc Capital Markets Inc. (“KBCM”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a draft copy of the Merger Agreement, dated November 6, 2020, which we understand to be in substantially final form; (ii) certain publicly available information concerning SST IV and SmartStop that we consider relevant to our inquiry, including, but not limited to, SST IV’s Annual Reports on Form 10-K for each of the years in the three-year period ended December 31, 2019 and SST IV’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2020 and March 31, 2020 and SmartStop’s Annual Reports on Form 10-K for each of the years in the three-year period ended December 31, 2019 and SmartStop’s Quarterly Reports on

The Special Committee of the Board of Directors

The Board of Directors

Strategic Storage Trust IV, Inc.

November 10, 2020

Form 10-Q for the quarters ended June 30, 2020 and March 31, 2020, in each case filed with the Securities and Exchange Commission; (iii) certain other internal information, primarily financial in nature, concerning the business and operations of SST IV furnished to us by SST IV for purposes of our analysis; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of SmartStop furnished to us by SmartStop for purposes of our analysis; (v) certain publicly available information with respect to the financial performance and securities of certain other publicly traded companies that we believe to be comparable to SST IV and SmartStop and that we consider relevant to our inquiry; and (vi) certain publicly available information concerning the financial terms of certain other transactions that we consider relevant to our inquiry.

We have also met with certain officers of SST IV and employees of SST IV’s external advisor to discuss the business, financial condition, operations and prospects of SST IV, as well as other matters we believed relevant to our inquiry. We have also performed such other analyses and considered such other data and information as we deemed appropriate.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available and have further relied upon the assurances of the management of SST IV that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. We have also assumed that the representations and warranties of each of the parties to the Merger Agreement are and will be true and correct in all respects material to our analysis. We have not been engaged to, and have not independently attempted to, verify any of such information or its accuracy or completeness. We have also relied upon the management of SST IV as to the reasonableness and achievability of the SST IV financial forecast (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such forecast was reasonably prepared on bases that reflect the best currently available estimates and judgments of the management of SST IV of the future financial performance of SST IV and other matters covered thereby. We have also relied upon the management of SmartStop as to the reasonableness and achievability of the SmartStop financial forecast (and the assumptions and bases therefor) provided to us and, with SmartStop’s consent, we have assumed that such forecast was reasonably prepared on bases that reflect the best currently available estimates and judgments of the management of SmartStop of the future financial performance of SmartStop and other matters covered thereby. We have not been engaged to assess the reasonableness or achievability of such forecast or the assumptions on which it was based, and we express no view as to such forecast or assumptions. In addition, we have not conducted a physical inspection, valuation or appraisal of any of the assets (including properties or facilities) or liabilities of SST IV or SmartStop. We are also not expressing any view or opinion with respect to, and, at your direction, we have relied upon, the assessments of representatives of SST IV regarding legal, regulatory, accounting, tax and similar matters relating to SST IV, SmartStop or the Merger, as to which matters we understand that SST IV obtained such advice as it deemed necessary from qualified advisors and professionals. We have also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on SST IV, SmartStop or the Merger that would be meaningful to our analysis.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Merger. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have examined, and that the conditions to the Merger as set forth in the Merger Agreement will be satisfied and that

The Special Committee of the Board of Directors

The Board of Directors

Strategic Storage Trust IV, Inc.

November 10, 2020

the Merger will be consummated on a timely basis on the terms set forth in the Merger Agreement without waiver, modification or amendment of any term or condition that would be meaningful to our analysis.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available to us as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid to the unaffiliated holders of SST IV Common Stock pursuant to the Merger Agreement and does not address SST IV’s underlying business decision to engage in the Merger or any other terms of the Merger, or the fairness of the Merger, or any consideration paid in connection therewith, to creditors or other constituencies of SST IV. In addition, we do not express any opinion as to (i) the fairness of the Merger or (ii) the amount or the nature of the compensation now paid or to be paid, in each case, to any of the directors, officers or employees of SST IV, or class of such persons, relative to the consideration to be paid to public shareholders of SST IV. We have not evaluated nor do we express any opinion on the solvency or viability of the parties to the Merger Agreement or their respective affiliates or the ability of such parties to pay their respective obligations when they come due. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion. This opinion has been approved by a fairness committee of KBCM.

We have acted as financial advisor to SST IV in connection with the Merger and will receive from SST IV a fee for our services, a significant portion of which is contingent upon the consummation of the Merger (the “Transaction Fee”). In addition, SST IV has agreed to reimburse us for certain expenses and to indemnify us under certain circumstances for certain liabilities that may arise out of our engagement. We also will receive a fee in connection with the delivery of this opinion, which fee will be credited against any Transaction Fee earned. We and our affiliates, including KeyBank National Association, which is the administrative agent under an existing secured term loan for SmartStop, have previously provided commercial and investment banking services to SmartStop and have received compensation in the aggregate amount of approximately $10.6 million from January 1, 2018 through the date hereof (consisting of $0.6 million in 2018, $9.9 million in 2019 and $0.1 million in the first 10 months of 2020). In addition, we and our affiliates, have also performed banking and other related services for SST IV during the past two calendar years preceding the date hereof in the aggregate amount of approximately $ 3.2 million (consisting of $0.3 million in 2018, $0.5 million in 2019 and $2.5 million in the first 10 months of 2020). In the ordinary course of our businesses, we and our affiliates, employees of us and our affiliates, and funds or other entities that such persons manage or invest in or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of SST IV or SmartStop, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Merger, in each case for our own account or for the accounts of customers. We may in the future provide financial advisory and/or underwriting services to SST IV and its affiliates and to SmartStop and its affiliates for which we may receive compensation.

It is understood that this opinion was prepared for the use of the Special Committee of the Board of Directors of SST IV and the SST IV Board of Directors in connection with and for the purpose of their evaluation of the proposed Merger. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. Our opinion does not constitute a recommendation to any stockholder of SST IV as to how such stockholder should vote with respect to the Merger or any other matter.

The Special Committee of the Board of Directors

The Board of Directors

Strategic Storage Trust IV, Inc.

November 10, 2020

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Consideration to be paid to the unaffiliated holders of SST IV Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

KEYBANC CAPITAL MARKETS INC.

Annex D

SMARTSTOP SELF STORAGE REIT, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to SmartStop Self Storage REIT, Inc. (“SmartStop”) and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included in the section “Index to Financial Information” in the Proxy Statement and Prospectus, of which this Annex D forms a part. References to “Notes” in this section are to the notes to SmartStop’s Financial Statements as of and for the Years ended December 31, 2019 and 2018 or to SmartStop’s Financial Statements as of and for the Three and Nine Months ended September 30, 2020 and 2019, as applicable, included in the section “Index to Financial Information” in the Proxy Statement and Prospectus. References to “this report” are references to SmartStop’s Annual Report on Form 10-K for the Year Ended December 31, 2019 and SmartStop’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2020, as applicable. See also “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Proxy Statement and Prospectus.

SMARTSTOP SELF STORAGE REIT, INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Year Ended December 31, 2019

Overview

SmartStop Self Storage REIT, Inc. (f/k/a Strategic Storage Trust II, Inc.), a Maryland corporation (the “Company”), is a self-managed and fully-integrated self storage real estate investment trust (“REIT”), formed on January 8, 2013 under the Maryland General Corporation Law. Our year-end is December 31.

On June 28, 2019, we and our operating partnership, SmartStop OP, L.P. (f/k/a Strategic Storage Operating Partnership II, L.P.) (our “Operating Partnership”), and SmartStop TRS, Inc. (f/k/a Strategic Storage TRS II, Inc.) (the “TRS”) entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration Transaction”), with SmartStop Asset Management LLC, our former sponsor (“SAM”) and SmartStop OP Holdings, LLC (“SS OP Holdings”), a subsidiary of SAM, pursuant to which, effective June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests of SAM (the “Self Storage Platform”), along with certain other assets of SAM. As a result of the Self Administration Transaction, SAM is no longer our sponsor, and the special limited partnership interest and limited partnership interest it held in our Operating Partnership through our Former External Advisor have been redeemed. Additionally, we are now self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, Strategic Storage Trust IV, Inc. (“SST IV”), a public non-traded REIT, and Strategic Storage Growth Trust II, Inc. (“SSGT II”) (collectively with SST IV the “Managed REITs”), a private non-traded REIT, and now as a sponsor to the Managed REITs have the internal capability to originate, structure and manage additional investment products (the “Managed REIT Platform”) which would be sponsored by SmartStop REIT Advisors, LLC (“SRA”), our indirect subsidiary. As a result of the Self Administration Transaction, we indirectly own 100% of the membership interests in Strategic Storage Advisor II, LLC (our “Former External Advisor”) and each of Strategic Storage Property Management II, LLC and SS Growth Property Management, LLC (together, our “Former External Property Managers”). See Note 4 of the Notes to the Consolidated Financial Statements.

On October 1, 2018, we, our Operating Partnership, and SST II Growth Acquisition, LLC, our wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with Strategic Storage Growth Trust, Inc. (“SSGT”), a non-traded REIT sponsored by our former sponsor, and SS Growth Operating Partnership, L.P. (“SSGT OP”). Pursuant to the terms and conditions set forth in the Merger Agreement, on January 24, 2019: (i) we acquired SSGT by way of a merger of SSGT with and into Merger Sub, with Merger Sub being the surviving entity (the “SSGT REIT Merger”); and (ii) immediately after the SSGT REIT Merger, SSGT OP merged with and into our Operating Partnership, with the Operating Partnership continuing as the surviving entity and remaining a subsidiary of the Company (the “SSGT Partnership Merger” and, together with the SSGT REIT Merger, the “SSGT Mergers”). SSGT was focused on opportunistic self storage properties, including development, and lease-up properties. See Note 3, Real Estate Facilities-Merger with Strategic Storage Growth Trust, Inc., of the Notes to the Consolidated Financial Statements for additional information related to the SSGT Mergers.

In our initial public offering, which commenced on January 10, 2014 and ended on January 9, 2017, we offered a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”) and sold approximately 48.4 million Class A Shares and approximately 7.3 million Class T Shares for approximately $493 million and $73 million, respectively.

As of December 31, 2019, we owned 112 self storage properties located in 17 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas and Washington) and Ontario, Canada (the Greater Toronto Area) comprising of approximately 72,000 units and approximately 8.2 million rentable square feet.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this report. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the valuation of goodwill and related impairment considerations, the valuation of our trademarks and related impairment considerations, the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Impairment of Long-Lived Assets

The majority of our assets consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Goodwill Valuation

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Goodwill is allocated to various reporting units, as applicable and is not amortized. We perform an annual impairment test for goodwill and between annual tests, we evaluate the recoverability of goodwill whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In our impairment test of goodwill, we perform a quantitative analysis to compare the fair value of each reporting unit to its respective carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment charge will be recognized

Trademarks Valuation

Trademarks are based on the value of our brands. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible value of our ownership of the brand name. We used the following significant projections and assumptions to determine value under the relief from royalty method: revenues; royalty rate; tax expense; terminal growth rate; and discount rate. For the SmartStop® trademark, the projections underlying this relief from royalty model were forecasted for eight years and then a terminal value calculation was applied. For the Strategic Storage® trademark, the projections underlying the relief from royalty model were forecasted for seven years. Applying the selected pretax royalty rates to the applicable revenue base in each period yielded pretax income for each of our trademarks. These pretax totals were tax effected utilizing the applicable tax rate to arrive at net, after-tax cash flows. The net, after-tax flows were then discounted to present value utilizing an appropriate discount rate. The present value of the after-tax cash flows were then added to the present value of the amortization tax benefit (considering the 15-year amortization of intangible assets pursuant to U.S. tax legislation) to arrive at the estimated fair values for the trademarks.

We will evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuations methods is adversely impacted, the impact could result in a material impairment charge in the future.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the Code) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2014. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Recent Market Conditions

In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to many other countries and infections have been reported globally, including in the United States and in the markets in which we operate. Our rental revenue and operating results depend significantly on the demand for self storage space. While we have not seen a significant impact on the demand for self storage space resulting from the COVID-19 outbreak as of the date of this report, if the outbreak causes weakness in national, regional and local economies that negatively impact the demand for self storage space and/or increase bad debts, our business, financial condition, liquidity, results of operations and prospects could be adversely impacted. Additionally, we typically conduct aspects of our leasing activity at our facilities, as well as the offering of various ancillary products, including moving and packing supplies, such as locks and boxes, and other services, such as tenant insurance or similar programs. Accordingly, reductions in the ability and willingness of customers to visit our facilities due to the COVID-19 outbreak could reduce rental revenue and ancillary operating revenue produced by our facilities. Concerns relating to such an outbreak could also prevent our on-site personnel from reporting for work at our facilities, which could adversely affect our ability to adequately manage our facilities. In order to prevent the spread of COVID-19 there have been, and may continue to be temporary shut downs or restrictions placed on businesses by cities, counties, states, or the federal government. These orders have impacted, and may continue to impact, our facilities and operations. The ultimate extent of the impact of the COVID-19 outbreak on our business, financial condition, liquidity, results of operations and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the breadth or severity of the COVID-19 outbreak and the actions to contain or treat its impact, among others.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from our self storage tenant leases; (ii) fees generated from our Managed REITs; (iii) our Tenant Programs; and (iv) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us, maintaining and increasing fees from our Managed REITs, and the success of our Tenant Programs.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of December 31, 2019, 2018, and 2017, we owned 111, 83, and 83 operating self storage facilities, respectively. Our operating results for the year ended December 31, 2017 include full year periods for 77 self storage facilities plus partial year periods for the six self storage facilities we acquired in the first quarter of 2017. Our operating results for the year ended December 31, 2018 included full year periods for the 83 self storage facilities owned as of December 31, 2017. Our operating results for the year ended December 31, 2019 included full year periods for the 83 self storage facilities owned as of December 31, 2018, plus partial year periods for the 29 operating self storage facilities we acquired in 2019, one of which was sold in October 2019. Operating results in future periods will depend on the results of operations of these properties and of the real estate properties that we acquire in the future.

During the year ended December 31, 2019 our operations were substantially impacted by the SSGT Mergers and the Self Administration Transaction along with the additional debt incurred to finance such transactions. Below is a summary of the impact of each of those transactions.

SSGT Mergers

On January 24, 2019, we merged with SSGT, a REIT focused on opportunistic self storage properties, including development and lease-up properties. Through the SSGT Mergers, we acquired 27 operating self storage facilities which had a physical occupancy of approximately 77% at acquisition, along with one property that was subsequently sold in October 2019 located in San Antonio, Texas, one development property in the Greater Toronto, Canada area and the rights to acquire another property under development in Gilbert, Arizona, which was acquired in July 2019. While the SSGT portfolio generated positive net operating income during 2019, the portfolio was not yet physically or economically stabilized and is expected to continue to grow in various key metrics. The chart below illustrates the growth in occupancy and total revenues in the SSGT portfolio of assets since the completion of the SSGT Mergers:

SSGT Portfolio - Physical Occupancy and Total Revenue Since Acquisition

(1)

Physical occupancy represents the percentage of square feet occupied for 27 SSGT operating properties through June 30, 2019, and 28 properties thereafter including the newly acquired Gilbert property. Properties that were under development or had not yet been acquired were excluded from each respective period. Additionally, the San Antonio II property, which was sold in October 2019, has been excluded from all periods.

(2)

Total revenue represents the total self storage revenues earned during each respective quarter for 27 SSGT operating properties through June 30, 2019 and all 28 SSGT operating properties thereafter. Properties that were under development or had not yet been acquired were excluded from each respective period. Additionally, the San Antonio II property, which was sold in October 2019, has been excluded from all periods.

(3)

Physical occupancy declined from June 30, 2019 to September 30, 2019 due to the inclusion of the Gilbert property, which was acquired in July 2019 at 0% occupancy. The equivalent September 30, 2019 and December 31, 2019 occupancies for the 27 properties presented as of June 30, 2019 were approximately 84% and 85%, respectively.

Over the next 24 to 36 months, we believe the SSGT portfolio will continue to grow revenues and net operating income, and will become accretive to FFO, as adjusted, and cash flow over that time. While FFO, as adjusted, for the current year was diluted as a result of the SSGT Mergers and associated increase in debt and interest expense, the continued progress in metrics such as physical occupancy and total revenue, coupled with the acquisition of the Gilbert property and the completion of the Toronto development property, we believe will result in accretive cash flows and FFO, as adjusted, in the future. While we expect physical occupancy to continue to improve as the SSGT properties continue to approach stabilization, the acquisition of the Gilbert property has caused a short term decline in portfolio physical occupancy as of December 31, 2019, and we expect a similar effect on physical occupancy upon the opening and inclusion of the Toronto development in that metric. However, total revenue for the SSGT portfolio has continued to increase, as the other properties continue to increase physical occupancy and achieve higher rental rates.

Self Administration Transaction

On June 28, 2019, we completed the Self Administration Transaction, in which we became self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, SST IV and SSGT II. Additionally, we now have the internal capability to originate, structure and manage additional investment products which would be sponsored by SRA. The Self Administration Transaction and the other transactions discussed herein were approved by our board of directors at the recommendation of a special committee of our board of directors comprised solely of independent directors. As a result of the Self Administration Transaction, we now own all the intellectual property associated with the “SmartStop® Self Storage” brand name, including the trademarks, domain names, websites, internal processes and procedures utilized across the United States and Canada. We also acquired a dedicated workforce of over 350 self storage professionals who were previously employees of SAM. With the Self Administration Transaction we became a self-managed and fully-integrated self storage company.

Our 2019 operating results have been, and we expect our operating results in future periods will continue to be, significantly impacted by the Self Administration Transaction. As a result of the Self Administration Transaction, effective June 28, 2019, we no longer incur acquisition, asset and property management fees, which we previously incurred while we were externally advised. Additionally, we now receive 100% of economics related to the Tenant Programs. However, we now incur additional compensation expense and related overhead costs. Additionally, we now are the sponsor of the Managed REITs, generating revenue and incurring expenses associated with such activities.

As the assets under management of the Managed REITs increase, we expect to see an increase in property management and asset management fees, as well as incremental revenues from our Tenant Program joint ventures. At the time of the Self Administration Transaction, the total assets under management of the Managed

REITs was approximately $220 million. As of December 31, 2019, the Managed REITs had total assets under management of approximately $350 million, an increase of approximately $135 million since the close of the Self Administration Transaction. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

Below we have summarized the estimated impact, before noncontrolling interests, depreciation, amortization and interest expense related to the Self Administration Transaction to our consolidated financial statements (in millions):

Description	For the Year Ended December 31, 2019
Elimination of property management and asset management fees	$7.2
Incremental Tenant Program revenues	1.0
Incremental compensation and other expenses	(4.6)
Other	0.3

Total	$3.9

Comparison of the Years Ended December 31, 2019 and 2018

Total Self Storage Revenues

Total self storage related revenues for the years ended December 31, 2019 and 2018 were approximately $103.2 million and $80.4 million, respectively. The increase in total self storage revenues of approximately $22.8 million, or 28.3%, is primarily attributable to the 28 operating self storage facilities acquired in January 2019 and one operating property acquired in July 2019 in connection with the SSGT Mergers (approximately $22.0 million), incremental Tenant Program revenues generated on our wholly owned assets primarily as a result of the Self Administration Transaction (approximately $1.5 million), and same-store increases, excluding the impact of the incremental Tenant Program revenues, of approximately $1.1 million, or 1.6% (see same-store facility results table and related footnotes for the years ended December 31, 2019 and 2018 for further discussion), partially offset by the impact of adopting ASU 2016-02, which reduced total self storage revenues by approximately $1.7 million as amounts previously recorded to bad debt expense within property operating expenses are now presented as a reduction to self storage rental revenue. We expect total self storage revenues to increase in future periods as the SSGT properties become economically and physically stabilized.

Managed REIT Platform Revenue

Managed REIT Platform revenue for the years ended December 31, 2019 and 2018 was approximately $3.1 million and none, respectively. Such revenue consisted of approximately $1.5 million of asset management fee revenue, approximately $0.7 million of property management fee revenue and approximately $0.9 million of other revenue earned pursuant to our management contracts with the Managed REITs. This revenue was derived from the Managed REIT Platform business, effective June 28, 2019, as a result of the Self Administration Transaction. We expect our Managed REIT Platform revenue will grow in future periods as we own the platform for the full fiscal period and as our Managed REITs acquire additional properties.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the years ended December 31, 2019 and 2018 were approximately $3.3 million and none, respectively. Such revenues consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed

REITs, pursuant to our related contracts with the Managed REITs. We expect reimbursable costs from Managed REITs to increase in future periods as we own the platform for the full fiscal period and as our Managed REITs acquire additional properties.

Property Operating Expenses

Property operating expenses for the years ended December 31, 2019 and 2018 were approximately $35.7 million (or 34.6% of self storage revenue) and $25.2 million (or 31.4% of self storage revenue), respectively. Property operating expenses includes the costs to operate our facilities including payroll expense, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses of approximately $10.5 million, is primarily attributable to the 28 operating self storage facilities acquired in January 2019 and one operating property acquired in July 2019 in connection with the SSGT Mergers (approximately $9.4 million), an increase of approximately $0.5 million related to increased compensation expense as a result of the Self Administration Transaction, and an increase in same-store operating expenses of approximately $1.6 million, primarily attributable to repairs and maintenance, and property taxes, partially offset by the impact of adopting ASU 2016-02, which reduced 2019 same store property operating expenses by approximately $1.2 million. We expect property operating expenses to decrease as a percentage of revenue as overall occupancy grows and therefore revenues increases, particularly in the SSGT properties.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the years ended December 31, 2019 and 2018 were approximately $6.6 million and $10.3 million, respectively. Property operating expenses - affiliates includes property management fees and asset management fees. The decrease in property operating expenses - affiliates of approximately $3.6 million is primarily attributable to the Self Administration Transaction, offset by costs related to the 28 operating self storage facilities acquired in January 2019 in connection with the SSGT Mergers. As a result of the Self Administration Transaction, we no longer incur such expenses.

Managed REIT Platform Expenses

Managed REIT Platform expenses for the years ended December 31, 2019 and 2018 were approximately $2.7 million and none, respectively. Such expenses primarily consisted of expenses related to the Administrative Services Agreement (as defined in Note 4, Self Administration Transaction, of the Notes to the Consolidated Financial Statements), and other non-reimbursable costs associated with the operation of the Managed REIT Platform we acquired on June 28, 2019. We expect Managed REIT Platform expenses to increase in future periods as we own the platform for the full fiscal period and, to a lesser extent, as our Managed REITs acquire additional properties.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the years ended December 31, 2019 and 2018 were approximately $3.3 million and none, respectively. Such expenses consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed REITs, pursuant to our related contracts with the Managed REITs. We expect reimbursable costs from Managed REITs to increase in future periods as we own the platform for the full fiscal period and as our Managed REITs acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2019 and 2018 were approximately $10.5 million and $4.8 million, respectively. Such expenses have historically consisted primarily of legal expenses, accounting expenses, transfer agent fees, directors and officers’ insurance expense, an allocation of our

Former External Advisor’s payroll related costs (through June 27, 2019) and board of directors related costs. Additionally, since June 28, 2019, as a result of the Self Administration Transaction, we recorded an incremental increase of approximately $4.6 million of payroll and overhead related costs now that we are self-managed. The 2018 general and administrative expenses were indicative of an externally-advised structure for the entire year, whereas effective June 28, 2019, we became self-managed and employ our own workforce. We expect general and administrative expenses to decrease as a percentage of total revenues over time.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2019 and 2018 were approximately $41.1 million and $22.8 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of our in place lease intangible assets resulting from our self storage acquisitions and amortization of certain intangible assets acquired in the Self Administration Transaction. The increase in depreciation and amortization expense is primarily attributable to the 28 operating self storage facilities acquired in January 2019 and one operating property acquired in July 2019 in connection with the SSGT Mergers, as well as the intangible assets and depreciation on our corporate office, acquired in the Self Administration Transaction.

Self Administration Transaction Expenses

Self administration transaction expenses for the years ended December 31, 2019 and 2018 were approximately $1.6 million and none, respectively. Self administration transaction expenses consist primarily of legal fees, and fees and expenses of our professional and financial advisors.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the years ended December 31, 2019 and 2018 were approximately $84,000 and $72,000, respectively. Acquisition expenses - affiliates primarily relates to acquisition costs that were reimbursable to an affiliate and incurred in the pursuit of self storage properties which may be acquired in future periods, but did not meet our capitalization criteria. As a result of the Self Administration Transaction, we no longer incur such expenses.

Other Property Acquisition Expenses

Other property acquisition expenses for the years ended December 31, 2019 and 2018 were approximately $0.1 million and $1.1 million, respectively. These acquisition expenses were incurred prior to such acquisitions becoming probable in accordance with our capitalization policy.

Interest Expense and Accretion of Fair Market Value of Secured Debt

Interest expense and the accretion of fair market value of secured debt for the years ended December 31, 2019 and 2018 were approximately $37.4 million and $17.6 million, respectively. The increase of approximately $19.8 million is primarily attributable to the additional debt obtained in connection with the SSGT Mergers during the first quarter of 2019, and to a lesser extent, the additional debt obtained in connection with the Self Administration Transaction. We expect interest expense to fluctuate in future periods commensurate with our future debt levels and interest rates.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the years ended December 31, 2019 and 2018 were approximately $4.0 million and $1.6 million, respectively. The increase in interest expense - debt issuance costs of $2.4 million is primarily attributable to costs related to the new debt obtained in connection with the SSGT Mergers. We expect interest expense - debt issuance costs to fluctuate commensurate with our future financing activity.

Net Loss on Extinguishment of Debt

Net loss on extinguishment of debt for the years ended December 31, 2019 and 2018 was approximately $2.6 million and none, respectively. The increase in net loss on debt extinguishment is primarily attributable to prepayment penalties related to the early pay off of the Raleigh/Myrtle Beach promissory note, and the write-off of unamortized debt issuance costs on loans that were paid off in connection with the SSGT Mergers and the loans that were paid off in connection with the issuance of Series A Convertible Preferred Stock.

Gain Resulting from Acquisition of Unconsolidated Affiliates

Gain resulting from acquisition of unconsolidated affiliates for the years ended December 31, 2019 and 2018 was approximately $8.0 million and none, respectively. The gain was related to our remeasurement to fair value of the Tenant Programs joint ventures upon our acquisition of 100% of such entities in the Self Administration Transaction.

Gain on Sale of Real Estate

Gain on sale of real estate for the years ended December 31, 2019 and 2018 was approximately $3.9 million and none, respectively. The gain was related to the October 18, 2019 sale of a self storage facility we owned in San Antonio, Texas (the “San Antonio II Property”).

Other

Other for the years ended December 31, 2019 and 2018 represented net expenses of approximately $0.6 million and $0.7 million, respectively. Other consists primarily of state and federal tax expense, accretion of deferred tax liabilities, foreign currency fluctuations, and changes in value related to our foreign currency and interest rate hedges not designated for hedge accounting.

Same-Store Facility Results - Years Ended December 31, 2019 and 2018

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since January 1, 2018, excluding the Centennial property, which was a lease-up facility during 2018) for the years ended December 31, 2019 and 2018. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition, lease up, or development activity.

	Same-Store Facilities				Non Same-Store Facilities			Total
	2019	2018	% Change		2019	2018	% Change	2019	2018	% Change
Revenue (3)	$80,363,783	$79,723,033	0.8	% (1)(2)	$22,837,477	$689,224	N/M	$103,201,260	$80,412,257	28.3%
Property operating expenses (4)	28,041,358	29,562,112	(5.1	)% (1)(2)	10,664,864	475,698	N/M	38,706,222	30,037,810	28.9%

Property operating income	$52,322,425	$50,160,921	4.3	% (2)	$12,172,613	$213,526	N/M	$64,495,038	$50,374,447	28.0%

Number of facilities	82	82			30	1		112	83
Rentable square feet (5)	5,963,100	5,963,100			2,261,200	66,500		8,224,300	6,029,600
Average physical occupancy (6)	88.7%	88.5%			N/M	N/M		86.3%	88.5%
Annualized revenue per occupied square foot (7)	$16.01	$15.92			N/M	N/M		$15.57	$15.89

N/M Not meaningful

(1)

The above table reflects the adoption of ASU 2016-02 Leases (Topic 842) on January 1, 2019, which requires our expected loss related to the collectability of rental payments which was previously recorded in property operating expenses as bad debt expense, to now be recorded as a reduction to self storage rental revenue. See footnote 2 below for a pro forma comparison of our operating results if we had applied this ASU to our 2018 same-store operating results.

(2)	Pro forma same-store operating results as adjusted for ASU 2016-02 Leases (Topic 842) as discussed above:

	Same-Store Facilities
	2019	2018, as adjusted	% Change
Revenue	$80,363,783	$78,528,571	2.3%
Property operating expenses	28,041,358	28,367,650	(1.2)%

Property operating income	$52,322,425	$50,160,921	4.3%

The pro forma results shown have been impacted by the Self Administration Transaction along with other normal operations.

The same-store pro forma revenue growth of approximately $1.8 million includes approximately $0.7 million of incremental Tenant Programs revenues recognized in the year ended December 31, 2019 as a result of the Self Administration Transaction, along with approximately $1.1 million in same-store rental revenue growth, which represents same-store rental growth of approximately 1.4%.

The same-store pro forma property operating expenses decreased approximately $0.3 million consisting of net savings of approximately $2.0 million associated with being self-managed, partially offset by increases in same-store property operating expenses of approximately $1.8 million, or approximately 5.9%, primarily related to increased property taxes and advertising expense.

(3)	Revenue includes rental revenue, Tenant Programs revenue, ancillary revenue, and administrative and late fees.
(4)

Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense, and acquisition expenses, but includes property management fees if applicable.

(5)

Of the total rentable square feet, parking represented approximately 695,000 square feet and 540,000 square feet as of December 31, 2019 and 2018, respectively. On a same-store basis, for the same periods, parking represented approximately 540,000 square feet.

(6)

Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

(7)

Determined by dividing the aggregate realized revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized rental revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

The following table presents a reconciliation of net loss as presented on our consolidated statements of operations to property operating income, as stated above, for the periods indicated:

	For the Year Ended December 31,
	2019	2018
Net loss	$(25,095,538)	$(3,720,730)
Adjusted to exclude:
Managed REIT Platform revenue	(3,068,306)	—
Asset management fees (1)	3,622,559	5,445,528

	For the Year Ended December 31,
	2019	2018
Managed REIT Platform expenses	$2,739,556	$—
General and administrative	10,461,453	4,848,447
Depreciation	29,605,278	20,379,694
Intangible amortization expense	11,493,394	2,422,997
Contingent earnout expense	200,000	—
Self administration transaction expenses	1,572,238	—
Acquisition expenses-affiliates	84,061	72,179
Other property acquisition expenses	141,489	1,054,159
Gain on sale of real estate	(3,944,696)	—
Interest expense	37,563,247	18,002,274
Interest expense-accretion of fair market value of secured debt	(131,611)	(413,353)
Interest expense-debt issuance costs	3,996,676	1,582,049
Net loss on extinguishment of debt	2,647,633	—
Gain resulting from acquisition of unconsolidated affiliates	(8,017,353)	—
Other	624,958	701,203

Total property operating income	$64,495,038	$50,374,447

(1)	Asset management fees are included in Property operating expenses - affiliates in the consolidated statements of operations.

Comparison of the Years Ended December 31, 2018 and 2017

Total Self Storage Revenues

Total self storage revenues for the years ended December 31, 2018 and 2017 were approximately $80.4 million and $76.1 million, respectively. The increase in total self storage revenue of approximately $4.3 million (or 5.7%) is primarily attributable to same-store revenue growth of approximately $2.8 million and approximately $1.5 million related to a full year of operations for six self storage facilities acquired during the year ended December 31, 2017.

Property Operating Expenses

Property operating expenses for the years ended December 31, 2018 and 2017 were approximately $25.2 million (or 31.4% of total self storage revenues) and $24.5 million (or 32.2% of total revenues), respectively. Property operating expenses includes the cost to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in same-store property operating expenses of approximately $0.7 million is primarily attributable to an increase in advertising expense, repairs and maintenance, and property taxes, offset by a decrease in payroll.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the years ended December 31, 2018 and 2017 were approximately $10.3 million and $10.6 million, respectively. Property operating expenses - affiliates includes property management fees and asset management fees. The decrease in property operating expenses - affiliates is primarily attributable to costs incurred in connection with the property management change (approximately $0.8 million) during the year ended December 31, 2017, offset by an increase in property management fees due to increased revenues (approximately $0.3 million).

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2018 and 2017 were approximately $4.8 million and $3.5 million, respectively. General and administrative expenses consist primarily of legal expenses, transfer agent fees, directors’ and officers’ insurance expense, an allocation of a portion of our Former Advisor’s payroll related costs, accounting expenses and board of directors’ related costs. The increase in general and administrative expenses is primarily attributable to increases in our Former Advisor’s payroll related and marketing costs as a result of the change in property management, board of directors’ costs related to the SSGT Mergers, and legal costs related to the Canadian amalgamation.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2018 and 2017 were approximately $22.8 million and $33.5 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The decrease in depreciation and amortization expense is primarily attributable to certain of our intangible assets associated with in-place leases being fully amortized during 2017 and 2018.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the years ended December 31, 2018 and 2017 were approximately $0.1 million and $0.2 million, respectively. These acquisition expenses primarily relate to the costs associated with the SSGT Merger prior to such merger becoming probable in accordance with our capitalization policy during 2018, and the six self storage facilities acquired during 2017.

Other Property Acquisition Expenses

Other property acquisition expenses for the years ended December 31, 2018 and 2017 were approximately $1.1 million and $0.3 million, respectively. For the year ended December 31, 2018, these costs primarily relate to costs for the SSGT Mergers prior to such mergers becoming probable in accordance with our capitalization policy.

Interest Expense and Accretion of Fair Market Value of Secured Debt

Interest expense and the accretion of fair market value of secured debt for the years ended December 31, 2018 and 2017 were approximately $17.6 million and $16.0 million, respectively. The increase of approximately $1.6 million is primarily attributable to the additional debt obtained in conjunction with the six self storage facilities acquired during 2017, as well as an increase in interest rates as it relates to our variable rate debt.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the years ended December 31, 2018 and 2017 were approximately $1.6 million and $2.2 million, respectively. The decrease in interest expense - debt issuance costs is primarily attributable to approximately $0.8 million of debt issuance cost that were directly expensed in accordance with GAAP during 2017.

Same-Store Facility Results - Years Ended December 31, 2018 and 2017

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since January 1, 2017, excluding the Oakville I property, which was a lease-up facility during 2017) for the years ended December 31, 2018 and 2017. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition or development activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2018	2017	% Change	2018	2017	% Change	2018	2017	% Change
Revenue (1)	$71,793,734	$69,021,588	4.0%	$8,618,523	$7,087,318	N/M	$80,412,257	$76,108,906	5.7%
Property operating expenses (2)	26,228,483	25,525,292	2.8%	3,809,327	3,471,935	N/M	30,037,810	28,997,227	3.6%

Property operating income	$45,565,251	$43,496,296	4.8%	$4,809,196	$3,615,383	N/M	$50,374,447	$47,111,679	6.9%

Number of facilities	76	76		7	7		83	83
Rentable square feet(3)	5,433,400	5,433,400		596,200	596,200		6,029,600	6,029,600
Average physical occupancy(4)	88.5%	92.7%		N/M	N/M		88.5%	91.5%
Annualized revenue per occupied square foot(5)	$15.81	$14.44		N/M	N/M		$15.89	$14.60

N/M Not meaningful

(1)	Revenue includes rental revenue, ancillary revenue, and administrative and late fees.
(2)

Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense and acquisition expenses and costs incurred in connection with the property management transition during 2017, but includes property management fees.

(3)

Of the total rentable square feet, parking represented approximately 540,000 square feet as of December 31, 2018 and 2017. On a same-store basis, for the same periods, parking represented approximately 530,000 square feet.

(4)

Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

(5)

Determined by dividing the aggregate realized revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized rental revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

Our increase in same-store revenue of approximately $2.8 million was primarily the result of increased revenue per occupied square foot of approximately 9.5% net of decreased average physical occupancy of approximately 4.2% for the year ended December 31, 2018 over the year ended December 31, 2017. Contributing to the increase was approximately $1.1 million of Tenant Program related revenue.

Our same-store property operating expenses increased by approximately $0.7 million for the year ended December 31, 2018 compared to the year ended December 31, 2017 primarily due to an increase in property taxes, advertising expenses, and property management fees resulting from an increase in total revenue, partially offset by a decrease in payroll.

The following table presents a reconciliation of net loss, as presented on our consolidated statements of operations, to property operating income for the periods indicated:

	For the Year Ended December 31,
	2018	2017
Net loss	$(3,720,730)	$(14,986,290)
Adjusted to exclude:
Costs incurred in connection with the property management changes (1)	—	775,709
Asset management fees (2)	5,445,528	5,346,280
General and administrative	4,848,447	3,457,907
Depreciation	20,379,694	19,939,856
Intangible amortization expense	2,422,997	13,512,217
Acquisition expenses-affiliates	72,179	212,577
Other property acquisition expenses	1,054,159	292,022
Interest expense	18,002,274	16,356,565
Interest expense-accretion of fair market value of secured debt	(413,353)	(340,382)
Interest expense-debt issuance costs	1,582,049	2,177,833
Other	701,203	367,385

Total property operating income	$50,374,447	$47,111,679

(1)

Costs incurred in connection with the property management changes are included in Property operating expenses - affiliates in the consolidated statement of operations for the year ended December 31, 2017.

(2)	Asset management fees are included in Property operating expenses - affiliates in the consolidated statements of operations.

Non-GAAP Financial Measures

Funds from Operations

Funds from operations (“FFO”) is an industry wide metric promulgated by the National Association of Real Estate Investment Trusts, or NAREIT, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Additionally, gains and losses from change in control are excluded from the determination of FFO. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Our FFO calculation complies with NAREIT’s policy described above.

FFO, as Adjusted

We use FFO, as adjusted, as an additional non-GAAP financial measure to evaluate our operating performance. We previously used Modified Funds from Operations (“MFFO”) (as defined by the Institute for Portfolio Alternatives) as a non-GAAP measure of operating performance. Management replaced the MFFO measure with FFO, as adjusted, because FFO, as adjusted, provides investors with supplemental performance information that is consistent with the performance models and analysis used by management. In addition, FFO, as adjusted, is a measure used among our peer group, which includes publicly traded REITs. Further, we believe FFO, as adjusted, is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.

In determining FFO, as adjusted, we make further adjustments to the NAREIT computation of FFO to exclude the effects of non-real estate related intangible amortization, acquisition related costs, contingent earnout expenses, accretion of fair value of debt adjustments, gains or losses from extinguishment of debt, accretion of deferred tax liabilities, realized and unrealized gains/losses on foreign exchange transactions, and gains/losses on foreign exchange and interest rate derivatives not designated for hedge accounting, which we believe are not indicative of the Company’s overall long-term operating performance. We exclude these items from GAAP net income to arrive at FFO, as adjusted, as they are not the primary drivers in our decision-making process and excluding these items provides investors a view of our continuing operating portfolio performance over time and makes our results more comparable period to period and to other REITs, which in any respective period may experience fluctuations in such acquisition, merger or other similar activities that are not of a long-term operating performance nature. FFO, as adjusted, also reflects adjustments for unconsolidated partnerships and jointly owned investments. We use FFO, as adjusted, as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies.

Presentation of FFO and FFO, as adjusted, is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and FFO, as adjusted, the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and FFO, as adjusted, are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, which is an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and FFO, as adjusted, should not be considered as an alternative to net income (determined in accordance with GAAP) and should be reviewed in conjunction with other measurements as an indication of our performance.

Neither the SEC, NAREIT, nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or FFO, as adjusted. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the publicly registered, non-traded REIT industry and we would have to adjust our calculation and characterization of FFO or FFO, as adjusted. The following is a reconciliation of net income (loss), which is the most directly comparable GAAP financial measure, to FFO and FFO, as adjusted, for each of the periods presented below:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net loss (attributable to common stockholders)	$(24,750,333)	$(3,698,377)	$(14,864,065)
Add:
Depreciation of real estate	29,188,668	20,134,068	19,777,620
Amortization of real estate related intangible assets	8,441,245	2,422,997	13,512,217
Deduct:
Gain resulting from acquisition of unconsolidated affiliates(1)	(8,017,353)	—	—
Gain on sale of real estate	(3,944,696)	—	—
Adjustment for noncontrolling interests	(2,079,045)	(154,213)	(274,222)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
FFO (attributable to common stockholders)	$(1,161,514)	$18,704,475	$18,151,550
Other Adjustments:
Intangible amortization expense - contracts(2)	3,052,149	—	—
Acquisition expenses(3)	225,550	1,126,338	504,599
Self administration transaction expenses(4)	1,572,238	—	—
Contingent earnout expense(5)	200,000	—	—
Accretion of fair market value of secured debt(6)	(131,611)	(413,353)	(340,382)
Net loss on extinguishment of debt(7)	2,647,633	—	—
Foreign currency and interest rate derivative (gains) losses, net(8)	730,719	151,777	(163,571)
Accretion of deferred tax liabilities(2)	(806,083)	—	—
Adjustment for noncontrolling interests	(619,663)	(3,957)	(3,773)

FFO, as adjusted (attributable to common stockholders)	$5,709,418	$19,565,280	$18,148,423

As discussed in the Results of Operations, our 2019 results have been significantly impacted by the SSGT Mergers and additional debt incurred to finance such acquisition. FFO, as adjusted was negatively impacted in the current year due to the additional interest expense associated with the new debt and due to many of the properties acquired in the SSGT Mergers being lease-up properties, many of which were not physically or economically stabilized. We expect that as the SSGT portfolio continues to lease-up and stabilize that it will be accretive to FFO, as adjusted as the net operating income increases. The information below should be read in conjunction with the discussion regarding the SSGT Mergers and Self Administration Transaction.

(1)

Such gain was recorded as a result of obtaining control of certain of our Tenant Programs joint ventures in the Self Administration Transaction and in accordance with the NAREIT White Paper was excluded from the determination of FFO.

(2)

These items represent the amortization or accretion of assets or liabilities acquired in the Self Administration Transaction. As these item are adjustments related to acquisitions, FFO is adjusted for their effect to arrive at FFO, as adjusted, as a means of determining a comparable sustainable operating performance metric to other real estate companies.

(3)

In evaluating investments in real estate, we differentiate the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-traded REITs that have generally completed their acquisition activity and have other similar operating characteristics.

(4)

Self administration transaction expenses consist primarily of legal fees, as well as fees for other professionals and financial advisors incurred in connection with the Self Administration Transaction. We believe that adjusting for such non-recurring items provides useful supplemental information because such expenses may not be reflective of on-going operations and is consistent with management’s analysis of our operating performance.

(5)

The contingent earnout expense represents the adjustment to the fair value of the Class A-2 Units issued in connection with Self Administration Transaction. FFO is adjusted to arrive at FFO, as adjusted, as this item is not a primary driver in our decision-making process and excluding this provides investors a view of our continuing operating portfolio performance over time.

(6)

This represents the difference between the stated interest rate and the estimated market interest rate on assumed notes as of the date of acquisition. Such amounts have been excluded from FFO, as adjusted, because we believe FFO, as adjusted, provides useful supplementary information by focusing on operating fundamentals, rather than events not related to our normal operations. We are responsible for managing interest rate risk and do not rely on another party to manage such risk.

(7)

The net loss associated with the extinguishment of debt includes prepayment penalties, the write-off of unamortized deferred financing fees, and other fees incurred. We believe that adjusting for such non-recurring items provides useful supplemental information because such losses may not be reflective of on-going transactions and operations and is consistent with management’s analysis of our operating performance.

(8)

This represents the mark-to-market adjustment for our derivative instruments not designated for hedge accounting and the ineffective portion of the change in fair value of derivatives recognized in earnings, as well as changes in foreign currency related to our foreign equity investments not classified as long term. These derivative contracts are intended to manage the Company’s exposure to interest rate and foreign currency risk which may not be reflective of our ongoing performance and may reflect unrealized impacts on our operating performance. Such amounts are recorded in “Other” within our consolidated statements of operations.

Non-cash Items Included in Net Loss:

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results:

•	Interest expense - debt issuance costs of approximately $4.0 million, $1.6 million, and $2.2 million respectively, were recognized for the years ended December 31, 2019, 2018, and 2017.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2019 and 2018 are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Change
Net cash flow provided by (used in):
Operating activities	$9,767,022	$18,359,125	$(8,592,103)
Investing activities	$(347,783,873)	$(3,179,291)	$(344,604,582)
Financing activities	$392,223,412	$(12,541,473)	$404,764,885

Cash flows provided by operating activities for the years ended December 31, 2019 and 2018 were approximately $9.8 million and $18.4 million, respectively, a decrease of approximately $8.6 million. The decrease in cash provided by our operating activities is primarily the result of a decrease in net income when excluding the impact of non-cash adjustments, including depreciation, amortization, net loss on extinguishment of debt, gain resulting from acquisition of unconsolidated affiliates and gain on sale of real estate. The decrease in net income when excluding the impact of non-cash adjustments and the gain on sale of real estate comprises a decrease in cash provided by operating activities of approximately $10.9 million, offset by an increase of approximately $2.3 million resulting from a change in working capital accounts.

Cash flows used in investing activities for the years ended December 31, 2019 and 2018 were approximately $347.8 million and $3.2 million, respectively, an increase in the use of cash of approximately $344.6 million. The change in cash used in investing activities primarily relates to cash consideration paid of approximately $345.5 million for the SSGT Mergers in the first quarter of 2019.

Cash flows provided by (used in) financing activities for the years ended December 31, 2019 and 2018 were approximately $392.2 million and ($12.5 million), respectively, a change of approximately $404.8 million. The increase in cash provided by financing activities is primarily attributable to the approximately net $275 million increase in net debt issued in 2019, primarily related to the SSGT Mergers, and the issuance of $150 million in Series A Convertible Preferred Stock, offset by distributions of approximately $20.6 million.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

Our Primary Offering terminated on January 9, 2017. We generally expect that we will meet our short-term liquidity requirements from the combination of existing cash balances, net cash provided by property operations and the Managed REIT Platform as well as the proceeds from further issuances of our Series A Convertible Preferred Stock. Alternatively, we may issue additional secured or unsecured financing from banks or other lenders.

Series A Convertible Preferred Stock

On October 29, 2019 (the “Commitment Date”), we entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in shares (the aggregate shares to be purchased, the “Preferred Shares”) of our new Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”), in one or more closings (each, a “Closing,” and collectively, the “Closings”). The initial closing (the “Initial Closing”) in the amount of $150 million occurred on the Commitment Date. The Investor has committed to purchase up to an additional $50 million, at our option, within 12 months following the Initial Closing, subject to certain limitations. See Note 7, Preferred Equity, of the Notes to the Consolidated Financial Statements for additional information.

Distribution Policy and Distributions

Preferred Stock Dividends

The shares of Series A Convertible Preferred Stock rank senior to all other shares of our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum, which accrues daily but is payable quarterly in arrears. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is either converted or repurchased in full.

Common Stock Distributions

On December 18, 2019, our board of directors declared a distribution rate for the first quarter of 2020 of approximately $0.001639 per day per share on the outstanding shares of common stock payable to both Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on January 1, 2020 and continuing on each day thereafter through and including March 31, 2020. In connection with this distribution, after the stockholder servicing fee is paid, approximately $0.0014 per day will be paid per Class T share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Background and History of Common Stock Distributions

Historically, we have primarily made distributions to our common stockholders using proceeds of the Offering in anticipation of future cash flow. As such, this reduced the amount of capital we ultimately had available to invest in properties. Because substantially all of our operations will be performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. The terms of the Series A Convertible Preferred Stock place certain restrictions on our ability to pay distributions to our common stockholders. In general, we are prohibited from paying distributions to our common stockholders other than regular cash dividends on a basis consistent with past practice and dividends payable in shares of common stock in connection with an initial listing of such shares. Accordingly, we are presently only permitted to pay cash distributions, which may be reinvested in stock pursuant to our DRP, unless otherwise approved by the holder of the Series A Convertible Preferred Stock. Absent the foregoing restrictions, our charter allows our board of directors to authorize payments to stockholders in cash or other assets of the Company or in stock, including in stock of one class payable to holders of stock of another class.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt or other financing sources.

Distributions are paid to our common stockholders based on the record date selected by our board of directors. We currently declare and pay such distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which are directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Absent the restrictions noted above, our board of directors may increase, decrease or eliminate the distribution rate that is being paid on our common stock at any time. Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares and Class T Shares differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares are lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees. The funds that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	construction defects or capital improvements;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares;

•	financings and refinancings; and

•	dividends with respect to the outstanding shares of our Series A Convertible Preferred Stock.

The following shows our distributions paid and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2019		Year Ended December 31, 2018
Distributions paid in cash - common stockholders	$18,207,418		$17,566,799
Distributions paid in cash - Operating Partnership unitholders	2,440,247		253,480
Distributions reinvested	16,046,534		16,057,113

Total distributions	$36,694,199		$33,877,392

Source of distributions
Cash flows provided by operations	$9,767,022	26.6%	$18,359,125	54.2%
Cash provided by financing activities	10,880,643	29.7%	—	0.0%
Offering proceeds from distribution reinvestment plan	16,046,534	43.7%	15,518,267	45.8%

Total sources	$36,694,199	100%	$33,877,392	100%

From our inception through December 31, 2019, we paid cumulative distributions of approximately $133.5 million, as compared to cumulative FFO of approximately $24.8 million. For the year ended December 31, 2019, we paid distributions of approximately $36.7 million, as compared to FFO of approximately ($1.2) million, which reflects acquisition related expenses of approximately $0.2 million, and a net loss on extinguishment of debt of approximately $2.6 million. For the year ended December 31, 2018, we paid distributions of approximately $33.9 million, as compared to FFO of approximately $18.7 million which reflects acquisition related expenses of approximately $1.1 million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from proceeds received through further issuances of our Series A Convertible Preferred Stock, from debt financing and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of December 31, 2019, our total indebtedness was approximately $712.7 million, which included approximately $302.2 million in fixed rate debt, $417.5 million in variable rate debt and approximately $0.6 million in net debt premium less approximately $7.6 million in net debt issuance costs. One of our loans has an initial maturity date within the next year. We intend to either extend this loan pursuant to existing extension options, or refinance through other debt financing. See Note 6 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, issuance of equity instruments, undistributed funds from operations, and additional public or private offerings. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due during the years ending December 31:
	Total	2020	2021-2022	2023-2024	Thereafter
Debt interest(1)	$140,032,127	$33,054,106	$46,471,905	$26,877,757	$33,628,359
Debt principal(2)	719,769,887	86,208,937	336,250,414	50,419,724	246,890,812

Total contractual obligations	$859,802,014	$119,263,043	$382,722,319	$77,297,481	$280,519,171

(1)

Interest expense for fixed rate debt was calculated based upon the contractual rate and the interest expense on variable rate debt was calculated based on the rate in effect on December 31, 2019. Debt denominated in foreign currency has been converted based on the rate in effect as of December 31, 2019.

(2)	Amount represents principal payments only, excluding net debt premium and debt issuance costs.

Off-Balance Sheet Arrangements

Other than our minority equity investment in an auction company (See Note 10, Related Party Transactions, of the Notes to the Consolidated Financial Statements), we do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Subsequent Events

Please see Note 15 of the Notes to the Consolidated Financial Statements.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

SMARTSTOP SELF STORAGE REIT, INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Nine Months Ended September 30, 2020

Overview

SmartStop Self Storage REIT, Inc., a Maryland corporation (the “Company”), is a self-managed and fully-integrated self storage real estate investment trust (“REIT”), formed on January 8, 2013 under the Maryland General Corporation Law. Our year-end is December 31.

On June 28, 2019, we and our operating partnership, SmartStop OP, L.P. (our “Operating Partnership”), and SmartStop TRS, Inc. (the “TRS”) entered into a series of transactions, agreements, and amendments to our existing agreements and arrangements (such agreements and amendments hereinafter referred to collectively as the “Self Administration Transaction”), with SmartStop Asset Management, LLC, our former sponsor (“SAM”) and SmartStop OP Holdings, LLC (“SS OP Holdings”), a subsidiary of SAM, pursuant to which, effective June 28, 2019, we acquired the self storage advisory, asset management and property management businesses and certain joint venture interests of SAM (the “Self Storage Platform”), along with certain other assets of SAM. As a result of the Self Administration Transaction, SAM is no longer our sponsor, and the special limited partnership interest and limited partnership interest it held in our Operating Partnership through our Former External Advisor have been redeemed. We are now self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, Strategic Storage Trust IV, Inc. (“SST IV”), a public non-traded REIT, and Strategic Storage Growth Trust II, Inc. (“SSGT II”) (collectively with SST IV the “Managed REITs”), a private non-traded REIT. In addition, as a sponsor to the Managed REITs, we now have the internal capability to originate, structure and manage additional investment products (the “Managed REIT Platform”) which would be sponsored by SmartStop REIT Advisors, LLC (“SRA”), our indirect subsidiary. As a result of the Self Administration Transaction, we indirectly own 100% of the membership interests in Strategic Storage Advisor II, LLC (our “Former External Advisor”) and each of Strategic Storage Property Management II, LLC and SS Growth Property Management, LLC (together, our “Former External Property Managers”). See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

On October 1, 2018, we, our Operating Partnership, and SST II Growth Acquisition, LLC, our wholly-owned subsidiary (“Merger Sub”), entered into an Agreement and Plan of Merger (the “SSGT Merger Agreement”) with Strategic Storage Growth Trust, Inc. (“SSGT”), a non-traded REIT sponsored by our former sponsor, and SS Growth Operating Partnership, L.P. (“SSGT OP”). Pursuant to the terms and conditions set forth in the Merger Agreement, on January 24, 2019: (i) we acquired SSGT by way of a merger of SSGT with and into Merger Sub, with Merger Sub being the surviving entity (the “SSGT REIT Merger”); and (ii) immediately after the SSGT REIT Merger, SSGT OP merged with and into our Operating Partnership, with the Operating Partnership continuing as the surviving entity and remaining a subsidiary of the Company (the “SSGT Partnership Merger” and, together with the SSGT REIT Merger, the “SSGT Mergers”). SSGT was focused on opportunistic self storage properties, including development and lease-up properties. See Note 3, Real Estate Facilities-Merger with Strategic Storage Growth Trust, Inc., of the Notes to the Consolidated Financial Statements for additional information related to the SSGT Mergers.

In our initial public offering, which commenced on January 10, 2014, and ended on January 9, 2017, we offered a maximum of $1.0 billion in common shares for sale to the public (the “Primary Offering”) and $95.0 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”) and sold approximately 48.4 million Class A Shares and approximately 7.3 million Class T Shares for approximately $493 million and $73 million, respectively.

As of September 30, 2020, we owned 112 operating self storage facilities located in 17 states (Alabama, Arizona, California, Colorado, Florida, Illinois, Indiana, Maryland, Massachusetts, Michigan, New Jersey, Nevada, North Carolina, Ohio, South Carolina, Texas and Washington) and Ontario, Canada (the Greater Toronto Area).

As of September 30, 2020, our self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)	Rental Income %(4)
Alabama	1	1,080	159,000	1.9%	93.6%	1.2%
Arizona	2	1,815	190,700	2.3%	88.5%	1.8%
California	24	15,230	1,588,000	19.3%	93.2%	23.9%
Colorado	6	3,190	348,500	4.2%	92.1%	3.7%
Florida	17	13,260	1,512,300	18.4%	92.1%	21.0%
Illinois	5	2,920	305,800	3.7%	90.9%	2.9%
Indiana	2	1,000	112,100	1.4%	90.1%	0.9%
Massachusetts	1	840	93,000	1.1%	90.5%	2.2%
Maryland	2	1,610	172,900	2.1%	93.5%	2.3%
Michigan	4	2,180	261,000	3.2%	93.5%	2.8%
New Jersey	1	460	51,000	0.6%	95.1%	0.6%
Nevada	6	5,040	623,500	7.6%	92.0%	6.7%
North Carolina	17	7,230	1,019,300	12.4%	92.1%	9.1%
Ohio	5	2,210	272,300	3.3%	92.9%	2.2%
South Carolina	3	1,920	242,600	2.9%	89.3%	2.2%
Texas	3	1,690	230,800	2.8%	89.9%	2.4%
Washington	1	490	48,100	0.6%	85.0%	0.6%
Ontario, Canada	12	9,540	1,006,700	12.2%	87.8%	13.5%

Total	112	71,705	8,237,600	100%	91.6%	100%

(1)	Includes all rentable units, consisting of storage units and parking (approximately 2,400 units).
(2)	Includes all rentable square feet, consisting of storage units and parking (approximately 678,000 square feet).
(3)

Represents the occupied square feet of all facilities we owned in a state or province divided by total rentable square feet of all the facilities we owned in such state or area as of September 30, 2020.

(4)

Represents rental income (excludes administrative fees, late fees, and other ancillary income) for all facilities we owned in a state or province divided by our total rental income for the month ended September 30, 2020.

Potential SST IV Merger

On November 10, 2020, the Company, SST IV, and SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly-owned subsidiary of the Company (“SST IV Merger Sub”), entered into a definitive Agreement and Plan of Merger (the “SST IV Merger Agreement”). Pursuant to the SST IV Merger Agreement, the Company will acquire SST IV by way of a merger of SST IV with and into SST IV Merger Sub, with SST IV Merger Sub being the surviving entity (the “SST IV Merger”). The SST IV Merger is expected to close during the first half of 2021. At the effective time of the SST IV Merger (the “SST IV Merger Effective Time”), SST IV shall cease to exist as a separate entity in accordance with the applicable provisions of the Maryland General Corporation Law. The special committee of the board of directors of the Company (the “Committee”), the board of directors of the Company, the special committee of the board of directors of SST IV, and the board of directors of SST IV have unanimously approved the SST IV Merger, the SST IV Merger Agreement, and the transactions contemplated by the SST IV Merger Agreement. In addition, the special committee of the board of directors of SST IV and the board of directors of SST IV have approved an amendment to SST IV’s First Articles of Amendment and Restatement to remove the limitations on “roll-up transactions” (the “SST IV Charter Amendment”), which is necessary to consummate the SST IV Merger.

Pursuant to the terms and subject to the conditions set forth in the SST IV Merger Agreement, at the SST IV Merger Effective Time, each share of SST IV’s Class A Common Stock, $0.001 par value per share (“SST IV Class A Common Stock”), Class T Common Stock, $0.001 par value per share (“SST IV Class T Common Stock”), and Class W Common Stock, $0.001 par value per share (collectively with the SST IV Class A Common Stock and the SST IV Class T Common Stock, the “SST IV Common Stock”), issued and outstanding immediately prior to the SST IV Merger Effective Time (other than shares owned by the Company, any subsidiary of the Company, or any subsidiary of SST IV) will be converted into the right to receive 2.1875 shares of the Company’s Class A Common Stock, $0.001 par value per share (the “SmartStop Common Stock”), subject to the treatment of fractional shares in accordance with the SST IV Merger Agreement (the “SST IV Merger Consideration”). This exchange ratio represents an increase of $0.10 per share from SST IV’s most recent estimated Net Asset Value (NAV), when compared to SmartStop’s most recent estimated NAV of $10.40 per share. The transaction values SST IV at approximately $370 million, based on September 30, 2020 share counts and debt principal balances outstanding, and using the agreed exchange ratio and SmartStop’s estimated NAV per share of $10.40. Immediately prior to the SST IV Merger Effective Time, each restricted share of SST IV Common Stock granted under SST IV’s Employee and Director Long-Term Incentive Plan will become fully vested and non-forfeitable, and, at the SST IV Merger Effective Time, will be converted into the right to receive the SST IV Merger Consideration.

Assuming all of the conditions of the SST IV Merger are satisfied and the SST IV Merger is consummated in accordance with the terms in the SST IV Merger Agreement, the Company will acquire all of the real estate owned by SST IV, consisting of (i) 24 self storage facilities located in 9 states comprising approximately 18,000 self storage units and approximately 2.0 million net rentable square feet, and (ii) SST IV’s 50% equity interest in five unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (the “JV Properties”). The unconsolidated real estate ventures consist of one operating self storage property and four parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), owning the other 50% of such entities. Additionally, the Company will obtain SST IV’s rights to acquire: (i) a property that will be developed into a self storage facility in San Gabriel, California, and (ii) a tract of land located in Brampton, Ontario in the Greater Toronto Area of Ontario, Canada (the “Kingspoint Land”) that will be developed into a self storage facility pursuant to a joint venture with SmartCentres.

The SST IV Merger Agreement contains customary representations, warranties, and covenants. The closing of the SST IV Merger is subject to and conditioned on the approval of the SST IV Merger and the SST IV Charter Amendment by the affirmative vote of the holders of not less than a majority of all outstanding shares of SST IV Common Stock. The closing of the SST IV Merger is neither subject to a financing condition nor to the approval of our stockholders.

The SST IV Merger Agreement prohibits SST IV and its subsidiaries and representatives from soliciting, providing information, or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The SST IV Merger Agreement also provides that at any time prior to receipt of the SST IV stockholder approval, SST IV and its representatives may, in certain circumstances, make an “Adverse Recommendation Change” (as that term is defined in the SST IV Merger Agreement) and terminate the SST IV Merger Agreement, subject to complying with certain conditions set forth in the SST IV Merger Agreement.

In connection with the termination of the SST IV Merger Agreement and SST IV’s entry into an alternative transaction with respect to a superior proposal, as well as under other specified circumstances, SST IV will be required to pay to the Company a termination payment of approximately $7.2 million. In addition, the SST IV Merger Agreement provides for customary expense reimbursements under specified circumstances set forth in the SST IV Merger Agreement.

We expect the SST IV Merger to close during the first half of 2021; however, there is no guarantee that the SST IV Merger will be consummated.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this report. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the valuation of goodwill and related impairment considerations, the valuation of our trademarks and related impairment considerations, the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Real Property Assets Valuation

We evaluate our real property assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of such assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the real property asset and recognize an impairment loss. Our evaluation of the impairment of real property assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Intangible Assets Valuation

In connection with the Self Administration Transaction, we allocated a portion of the consideration to the contracts that we acquired related to the Managed REITs and the customer relationships related to the tenant programs joint ventures “Tenant Programs”. For these intangibles, we are amortizing such amounts on a straight-line basis over the estimated benefit period of the contracts and customer relationships. We evaluate these intangible assets for impairment when an event occurs or circumstances change that indicate the carrying value may not be recoverable. In such an event, an impairment charge is recognized and the intangible asset is marked down to its fair value.

See Note 5 of the Notes to the Consolidated Financial Statements for additional information.

Goodwill Valuation

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible assets and other intangible assets acquired. Goodwill is allocated to various reporting units, as applicable, and is not amortized. We perform an annual impairment test for goodwill and between annual tests, we evaluate the recoverability of goodwill whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. In our impairment test of goodwill, we perform a quantitative analysis to compare the fair value of each reporting unit to its respective carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment charge will be recognized.

See Note 5 of the Notes to the Consolidated Financial Statements for additional information.

Trademarks Valuation

Trademarks are based on the value of our brands. Trademarks are valued using the relief from royalty method, which presumes that without ownership of such trademarks, we would have to make a stream of payments to a brand or franchise owner in return for the right to use their name. By virtue of this asset, we avoid any such payments and record the related intangible value of our ownership of the brand name. We used the following significant projections and assumptions to determine value under the relief from royalty method: revenues; royalty rate; tax expense; terminal growth rate; and discount rate. For the SmartStop® trademark, the projections underlying this relief from royalty model were forecasted for eight years and then a terminal value calculation was applied. For the Strategic Storage® trademark, the projections underlying the relief from royalty model were forecasted for seven years. Applying the selected pretax royalty rates to the applicable revenue base in each period yielded pretax income for each of our trademarks. These pretax totals were tax effected utilizing the applicable tax rate to arrive at net, after-tax cash flows. The net, after-tax flows were then discounted to present value utilizing an appropriate discount rate. The present value of the after-tax cash flows were then added to the present value of the amortization tax benefit (considering the 15-year amortization of intangible assets pursuant to U.S. tax legislation) to arrive at the estimated fair values for the trademarks.

We evaluate whether any triggering events or changes in circumstances have occurred subsequent to our annual impairment test that would indicate an impairment condition may exist. If any change in circumstance or triggering event occurs, and results in a significant impact to our revenue and profitability projections, or any significant assumption in our valuations methods is adversely impacted, the impact could result in a material impairment charge in the future.

See Note 5 of the Notes to the Consolidated Financial Statements for additional information.

Estimated Useful Lives of Real Property Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the Code) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2014. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in a manner that will enable us to continue to qualify for treatment as a REIT for federal income tax purposes, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Recent Market Conditions

Our rental revenue and operating results depend significantly on the demand for self storage space. Since the beginning of the COVID-19 pandemic in March 2020, our operations have been affected by COVID-19 in various ways, including but not limited to, national and local jurisdictions issuing orders causing temporary restrictions on our business in certain markets, temporary shutdowns of certain of our facilities, customer behavior and their comfort levels visiting our facilities, as well as the broader economic impacts of COVID-19. The financial impact associated with these items were most significant in the second quarter of 2020, with customer demand for self storage resuming at or above normalized levels during the third quarter of 2020.

Since the beginning of March 2020, we have been focused on creating a safe environment for our customers and employees given the spread of COVID-19. We have instituted the use of masks, plastic dividers, additional cleaning measures and social distancing at all of our self storage facilities, as well as instituted remote working measures at our corporate headquarters and call center. We have also adjusted our in-store operations in order to comply with the various governmental orders, and, in certain cases, we had to temporarily close some of our offices. Additionally, we have expanded our options for customers to rent units via contactless means, including directly through our website and call center. Implementing additional safety measures, including personal protective equipment, as well as various field personnel one-time cash bonuses, resulting in increased property operating expenses during 2020.

Various jurisdictions issued orders or proclamations impacting our ability to charge certain fees, conduct auctions or increase our rental rates. Beginning in mid-March, we elected to suspend auctions and rate increases for our existing customers, as well as suspend or waive certain fees. At the end of the second quarter 2020, in certain jurisdictions, we resumed certain of the foregoing operating procedures on a modified basis, including auctions and charging late fees. While many of the restrictions initially implemented lapsed during the third quarter, we are still subject to some restrictions at certain locations. To date there has been no significant change in our rent collections. However, rent collections could be impacted by prolonged economic stress and unemployment, which could affect our customers’ ability to pay rent and thus would increase bad debt expense.

We experienced reduced rental activity during late March and April, as well as lower prices offered by our competitors, which caused lower rental rates for our incoming customers during the second quarter. As a result of market conditions, and the suspension of existing customer rate increases and certain forgone fees, we saw a negative impact on our revenues in the second quarter.

Many of these factors improved throughout the third quarter, along with increased self storage demand, resulting in revenue returning to more normalized seasonal levels. Our rental activity during the third quarter was strong, we were able to resume existing customer rate increases in most markets, customer collections remained relatively consistent, and our asking rates to new customers continued to improve on a year-over-year basis.

Below is a summary of the business indicators, drivers, and metrics which were impacted by the COVID-19 pandemic for the third quarter of 2020 as compared to the second quarter 2020:

•

Resumed existing customer rate increases on a modified basis beginning July 2020 and through the third quarter 2020, as compared to no rate increases for our existing customers during second quarter 2020;

•

A reduction in late fees during third quarter 2020 of approximately 17% on a same-store basis as compared to third quarter 2019, an improvement from second quarter 2020, in which same-store late fees declined 35% year-over-year;

•

Same-store move-ins increased approximately 8% during third quarter 2020 as compared to third quarter 2019, an improvement from the decline of approximately 5% year-over-year during the second quarter 2020;

•	Same-store move outs declined approximately 5% during third quarter 2020 as compared to third quarter 2019, as compared to the decline of approximately 12% year-over-year for the second quarter 2020;

•	Same-store asking rates for new customers increased during the third quarter 2020 as compared to third quarter 2019, after a decline year-over-year during the second quarter 2020;

•	Rents billed and collected within the same month, remained consistent on year-over-year basis at approximately 96% during the third and second quarters of 2020.

The ultimate extent and duration of the COVID-19 pandemic and the resulting impact, including the corresponding governmental orders or broader economic condition and any associated impact on the demand for self storage space or on our business, financial condition, collections, bad debt expense, liquidity, results of operations and prospects will depend on future developments, which are highly uncertain and cannot be predicted. This includes new information that may also emerge concerning the breadth or severity of the COVID-19 outbreak, as well as the actions to contain or treat its impact.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from our self storage tenant leases; (ii) fees generated from our Managed REITs; (iii) our Tenant Programs; and (iv) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us, maintaining our fees from our Managed REITs, and the success of our Tenant Programs.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of September 30, 2020 and 2019, we owned 112 operating self storage facilities. The comparability of our results of operations was affected by our acquisition activity in 2019, particularly the SSGT Mergers and the Self Administration Transaction, both of which were completed during the nine months ended September 30, 2019. The nine months ended September 30, 2020, includes full nine-month results for 111 operating self storage facilities and partial period results for one operating property that completed development and was placed in service during the nine months ended September 30, 2020. The nine months ended September 30, 2019, includes full nine-month results for 83 operating self storage facilities and partial period results for 29 operating properties acquired during the nine months ended September 30, 2019.

SSGT Mergers

On January 24, 2019, we acquired SSGT by way of merger. SSGT was a REIT focused on opportunistic self storage properties, including development and lease-up properties. Through the SSGT Mergers, we acquired 27 operating self storage facilities which had a physical occupancy of approximately 77% at acquisition, along with one property that was subsequently sold in October 2019 located in San Antonio, Texas, one development property in the Greater Toronto, Canada area, and the rights to acquire another property under development in Gilbert, Arizona, which was acquired in July 2019. The chart below illustrates the growth in occupancy and total revenues in the SSGT portfolio of assets since the completion of the SSGT Mergers:

(1)

Total Revenue - represents the total self storage revenues earned during each respective quarter for 27 SSGT operating properties through June 30, 2019, 28 SSGT properties through December 31, 2019, and all 29 SSGT properties thereafter. Properties that were under development or had not yet been acquired were excluded from each respective period. Additionally, the San Antonio II property, which was sold in October 2019, has been excluded from all periods.

(2)

Physical Occupancy - All Properties - represents the percentage of square feet occupied for 27 SSGT operating properties through June 30, 2019, 28 properties through December 31, 2019 including the newly acquired Gilbert property, and all 29 properties thereafter, including the Toronto development property. Properties that were under development or had not yet been acquired were excluded from each respective period. Additionally, the San Antonio II property, which was sold in October 2019, has been excluded from all periods.

(3)

Physical Occupancy - 27 Operating Properties - represents the percentage of square feet occupied for the initial 27 SSGT operating properties for all periods. Properties that were only owned for part of the time range, were under development during part of the time range, or were sold subsequent to the SSGT Merger were excluded from all periods for the Physical Occupancy - 27 Properties metric.

Over the coming quarters, we believe the SSGT portfolio will continue to grow revenues and net operating income. While the SSGT Mergers caused initial dilution in FFO, as adjusted as a result of an increase in debt and interest expense, the progress in metrics such as physical occupancy and total revenue, coupled with the acquisition of the Gilbert property and the completion of the Toronto development property, we believe will result in accretive cash flows, portfolio value and FFO, as adjusted, in the future.

The SSGT portfolio grew occupancy meaningfully during the second and third quarters of 2020, in the midst of the COVID-19 pandemic, and while revenue growth was dampened in the second quarter of 2020 by reduced late fees, the suspension of existing customer rate increases and lower rental rates to incoming customers, the pattern of growing revenues resumed in the third quarter and we expect to continue in coming quarters, absent further significant impact from COVID-19.

Self Administration Transaction

On June 28, 2019, we completed the Self Administration Transaction, in which we became self-managed and succeed to the advisory, asset management and property management businesses and certain joint ventures previously in place for us, SST IV and SSGT II. Additionally, we now have the internal capability to originate, structure and manage additional investment products which would be sponsored by SRA. With the Self Administration Transaction, we became a self-managed and fully-integrated self storage company.

Our operating results since the completion of the Self Administration Transaction have been, and we expect our operating results in future periods will continue to be, significantly impacted. Since the close of the Self Administration Transaction, we have not incurred acquisition, asset and property management fees, which we previously incurred while we were externally advised. Additionally, we receive incremental Tenant Program revenues as a result of the Self Administration Transaction. However, we now incur additional compensation expense and related overhead costs. Additionally, we serve as the sponsor of the Managed REITs, generating revenue and incurring expenses associated with such activities.

As the assets under management of the Managed REITs have increased, we have seen an increase in property management and asset management fees earned, as well as incremental revenues from our Tenant Program joint ventures. At the time of the Self Administration Transaction, the total assets under management of the Managed REITs was approximately $220 million. As of September 30, 2020, the Managed REITs had total assets under management of approximately $440 million, an increase of approximately $219 million since the close of the Self Administration Transaction. See Note 4 of the Notes to the Consolidated Financial Statements for additional information.

Below we have summarized the estimated impact for the three and nine months ended September 30, 2020, before noncontrolling interests, depreciation, amortization, impairments, contingent earnout adjustments, adjustments to deferred tax liabilities, and interest expense, related to the Self Administration Transaction to our consolidated financial statements (in millions):

Description	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Elimination of property management and asset management fees	$3.6	$3.6	$10.6	$3.7
Incremental Tenant Program revenues	0.6	0.5	1.6	0.5
Managed REIT Platform, net	1.7	(0.1)	3.2	—
Incremental compensation and other expenses	(2.6)	(1.7)	(7.5)	(2.0)

Total	$3.3	$2.3	$7.9	$2.2

Comparison of the Three Months Ended September 30, 2020 and 2019

Total Self Storage Revenues

Total self storage related revenues for the three months ended September 30, 2020 and 2019, were approximately $28.1 million and $26.9 million, respectively. The increase in total self storage revenues of approximately $1.3 million, or 4.8%, is primarily attributable to increases in same-store revenues of approximately $0.8 million. We expect total self storage revenues to increase in future periods as the SSGT properties become economically and physically stabilized and revenues to otherwise fluctuate depending on the economic impact of the COVID-19 pandemic and its impact on the demand for self storage.

Managed REIT Platform Revenue

Managed REIT Platform revenue for the three months ended September 30, 2020 and 2019, was approximately $2.1 million and $1.2 million, respectively. The increase in Managed REIT Platform revenue of approximately $0.9 million, or 72%, is primarily attributable to an increase in assets under management.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the three months ended September 30, 2020 and 2019, were approximately $1.2 million and $1.5 million, respectively. Such revenues consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed REITs, pursuant to our related contracts with the Managed REITs.

Property Operating Expenses

Property operating expenses for the three months ended September 30, 2020 and 2019, were approximately $9.8 million (or 34.9% of self storage revenue) and $9.7 million (or 35.9% of self storage revenue), respectively. Property operating expenses includes the costs to operate our facilities including payroll expense, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses of approximately $0.1 million, is primarily attributable to an increase of approximately $0.1 million related to property taxes and approximately $0.1 million of increased repairs and maintenance expense, offset by a reduction of approximately $0.1 million in travel and entertainment expenses. We expect property operating expenses to decrease as a percentage of revenue as overall occupancy grows and therefore revenues increase, particularly in the SSGT properties.

Managed REIT Platform Expenses

Managed REIT Platform expenses for the three months ended September 30, 2020 and 2019, were approximately $0.3 million and $1.2 million, respectively. Such expenses primarily consisted of expenses related to the Administrative Services Agreement (as discussed in Note 4, Self Administration Transaction, of the Notes to the Consolidated Financial Statements), and other non-reimbursable costs associated with the operation of the Managed REIT Platform we acquired on June 28, 2019. Managed REIT Platform expenses decreased primarily due to a reduction in the level of services provided through the Administrative Services Agreement as a result of the suspension of the Managed REITs’ offerings.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the three months ended September 30, 2020 and 2019, were approximately $1.2 million and $1.5 million, respectively. Such expenses consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed REITs, pursuant to our related contracts with the Managed REITs.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2020 and 2019, were approximately $4.0 million and $3.5 million, respectively. These expenses consist primarily of compensation-related costs, legal expenses, accounting expenses, transfer agent fees, directors’ and officers’ insurance expense and board of directors-related costs. The increase is primarily attributable to increased board of directors related expenses as well as increased compensation related expenses. We expect general and administrative expenses to decrease as a percentage of total revenues over time.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended September 30, 2020 and 2019, were approximately $9.6 million and $11.4 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of our in place lease intangible assets resulting from our self storage acquisitions and amortization of certain intangible assets acquired in the Self Administration Transaction. The decrease in depreciation and amortization expense is primarily attributable to properties acquired in the SSGT Mergers intangibles becoming fully amortized during the third quarter of 2020.

Self Administration Transaction Expenses

Self Administration Transaction expenses for the three months ended September 30, 2020 and 2019, were none and approximately $0.1 million, respectively. Self Administration Transaction expenses consisted primarily of legal fees, and fees and expenses of our professional and financial advisors.

Other Acquisition Expenses

Other acquisition expenses for the three months ended September 30, 2020 and 2019 were approximately $470,000 and $26,000, respectively. These acquisition expenses were incurred prior to such acquisitions becoming probable in accordance with our capitalization policy.

Contingent Earnout Adjustment

The contingent earnout adjustments for the three months ended September 30, 2020 and 2019, were approximately $1.6 million and $0.3 million, respectively. Such adjustments were due to the increase in the estimated fair value of the contingent earnout liability.

Interest Expense and Accretion of Fair Market Value of Secured Debt

Interest expense and the accretion of fair market value of secured debt for the three months ended September 30, 2020 and 2019, were approximately $8.1 million and $10.2 million, respectively. The decrease of approximately $2.2 million is primarily attributable to decreased interest expense as a result of decreased debt outstanding during the third quarter of 2020 when compared to the third quarter of 2019, and decreased interest rates on variable rate debt. We expect interest expense to fluctuate in future periods commensurate with our future debt levels and interest rates.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the three months ended September 30, 2020 and 2019, were approximately $1.0 million and $1.1 million, respectively. The decrease in interest expense - debt issuance costs of $0.1 million is primarily attributable to the payoff of the Senior Term Loan in the fourth quarter of 2019 and simultaneous write-off of debt issuance costs related to such loan. We expect interest expense - debt issuance costs to fluctuate commensurate with our future financing activity.

Other

Other income (expense) for the three months ended September 30, 2020 and 2019, was approximately $186,000 of income, as compared to approximately $46,000 of net expense, respectively. Other consists primarily of state and federal tax expense, adjustments to deferred tax liabilities, foreign currency fluctuations, and changes in value related to our foreign currency and interest rate hedges not designated for hedge accounting. The change is primarily the result of favorable deferred tax adjustments during the third quarter of 2020.

Same-Store Facility Results - Three Months Ended September 30, 2020 and 2019

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since July 1, 2019, excluding 10 lease-up properties we owned as of July 1, 2019) for the three months ended September 30, 2020 and 2019. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition, lease up, or development activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Revenue (1)	$26,267,159	$25,431,388	3.3%	$1,870,994	$1,427,161	N/M	$28,138,153	$26,858,549	4.8%
Property operating expenses (2)	8,743,570	8,690,653	0.6%	1,073,204	964,946	N/M	9,816,774	9,655,599	1.7%

Property operating income	$17,523,589	$16,740,735	4.7%	$797,790	$462,215	N/M	$18,321,379	$17,202,950	6.5%

Number of facilities	102	102		10	10		112	112
Rentable square feet (3)	7,509,300	7,509,300		728,300	715,000		8,237,600	8,224,300
Average physical occupancy (4)	91.7%	89.8%		N/M	N/M		90.9%	87.2%
Annualized revenue per occupied square foot (5)	$16.03	$15.85		N/M	N/M		$15.72	$15.73

N/M Not meaningful

(1)	Revenue includes rental revenue, Tenant Programs revenue, ancillary revenue, and administrative and late fees.
(2)	Property operating expenses excludes corporate general and administrative expenses, interest expense, depreciation, amortization expense, and acquisition expenses.
(3)

Of the total rentable square feet, parking represented approximately 678,000 square feet and 695,000 square feet as of September 30, 2020 and 2019, respectively. On a same-store basis, for the same periods, parking represented approximately 678,000 square feet.

(4)

Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

(5)

Determined by dividing the aggregate realized revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized rental revenue and occupied square feet related to parking herein for the purpose of calculating annualized revenue per occupied square foot.

Our same-store revenue increased by approximately $0.8 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 primarily due to higher occupancy combined with higher annualized revenue per occupied square foot.

Our same-store property operating expenses increased by approximately $0.1 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 primarily due to increased property taxes and repairs and maintenance.

The following table presents a reconciliation of net loss as presented on our consolidated statements of operations to property operating income, as stated above, for the periods indicated:

	For the Three Months Ended September 30,
	2020	2019
Net loss	$(4,456,497)	$(9,541,579)
Adjusted to exclude:
Managed REIT Platform revenue	(2,051,021)	(1,192,665)
Managed REIT Platform expenses	329,280	1,248,665
General and administrative	4,012,072	3,519,557
Depreciation	8,003,587	7,639,190
Intangible amortization expense	1,587,899	3,741,046
Self administration transaction expenses	—	107,100
Other acquisition expenses	468,577	25,529
Contingent earnout adjustment	1,600,000	300,000
Interest expense	8,093,476	10,260,936
Interest expense-accretion of fair market value of secured debt	(32,788)	(33,191)
Interest expense-debt issuance costs	952,479	1,082,543
Other	(185,685)	45,819

Total property operating income	$18,321,379	$17,202,950

Comparison of the Nine Months Ended September 30, 2020 and 2019

Total Self Storage Revenues

Total self storage related revenues for the nine months ended September 30, 2020 and 2019, were approximately $81.0 million and $76.6 million, respectively. The increase in total self storage revenues of approximately $4.3 million, or 5.7%, is primarily attributable to a full nine months of operations for 27 operating self storage facilities acquired in January 2019 and one operating property acquired in July 2019 in connection with the SSGT Mergers. The remainder of the increase was primarily attributable to increases in same-store revenues, which was partially attributable to incremental Tenant Program revenues as a result of the Self Administration Transaction (see same-store facility results table and related footnotes for the nine months ended September 30, 2020 and 2019 for further discussion). Our total self storage revenues were otherwise negatively impacted as a result of the COVID-19 pandemic and the resulting suspension of rate increases to our existing customers during the second quarter of 2020 along with gradual reintroduction of such rate increases in the third quarter of 2020, and significantly less income from late fees. We expect total self storage revenues to increase in future periods as the SSGT and other lease up properties become economically and physically stabilized and revenues to otherwise fluctuate depending on the economic impact of the COVID-19 pandemic and its impact on the demand for self storage.

Managed REIT Platform Revenue

Managed REIT Platform revenue for the nine months ended September 30, 2020 and 2019, was approximately $5.7 million and $1.2 million, respectively. The increase in Managed REIT Platform revenue of approximately $4.5 million, is primarily attributable to a full nine months of such revenues. Such revenues are associated with the operation of the Managed REIT Platform we acquired on June 28, 2019.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the nine months ended September 30, 2020 and 2019, were approximately $4.5 million and $1.6 million, respectively. Such revenues consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed REITs, pursuant to our related contracts with the Managed REITs.

Property Operating Expenses

Property operating expenses for the nine months ended September 30, 2020 and 2019, were approximately $28.7 million (or 35.4% of self storage revenue) and $26.6 million (or 34.7% of self storage revenue), respectively. Property operating expenses includes the costs to operate our facilities including payroll expense, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses of approximately $2.1 million, is primarily attributable to a full nine months of operations for 27 operating self storage facilities acquired in January 2019 and one operating property acquired in July 2019 in connection with the SSGT Mergers, an increase of approximately $0.8 million related to increased compensation expense primarily as a result of the Self Administration Transaction, and an increase of approximately $0.6 million related to COVID-19 related expenses. We expect property operating expenses to decrease as a percentage of revenue as overall occupancy grows and therefore revenues increase, particularly in the SSGT properties.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the nine months ended September 30, 2020 and 2019, were none and approximately $6.6 million, respectively. Property operating expenses - affiliates included property management fees and asset management fees. The decrease in property operating expenses - affiliates of approximately $6.6 million is attributable to the Self Administration Transaction. As a result of the Self Administration Transaction, we no longer incur such expenses.

Managed REIT Platform Expenses

Managed REIT Platform expenses for the nine months ended September 30, 2020 and 2019, were approximately $2.5 million and $1.3 million, respectively. Such expenses primarily consisted of expenses related to the Administrative Services Agreement (as described in Note 4, Self Administration Transaction, of the Notes to the Consolidated Financial Statements), and other non-reimbursable costs associated with the operation of the Managed REIT Platform we acquired on June 28, 2019. We expect Managed REIT Platform expenses to decrease in future periods due to a reduction in the level of services provided through the Administrative Services Agreement as a result of the suspension of the Managed REITs’ offerings.

Reimbursable Costs from Managed REITs

Reimbursable costs from Managed REITs for the nine months ended September 30, 2020 and 2019, were approximately $4.5 million and $1.6 million, respectively. Such expenses consist of costs incurred by us as we provide property management and advisory services to the Managed REITs, which are reimbursed by our Managed REITs, pursuant to our related contracts with the Managed REITs.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2020 and 2019, were approximately $11.8 million and $7.0 million, respectively. These expenses consist primarily of compensation-related costs, legal expenses, accounting expenses, transfer agent fees, directors and officers’ insurance expense and board of directors-related costs. Prior to June 28, 2019, we recognized compensation-related costs based on certain required reimbursements from our Former External Advisor. Since June 28, 2019, as a result of the Self Administration Transaction, we are now self-managed and employ our own workforce, which resulted in an increase of approximately $4.8 million related to compensation-related costs for the nine months ended September 30, 2020 in comparison to the nine months ended September 30, 2019, and is the primary reason for the year over year increase. We expect general and administrative expenses to decrease as a percentage of total revenues over time.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the nine months ended September 30, 2020 and 2019, were approximately $32.0 million and $29.8 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of our in place lease intangible assets resulting from our self storage acquisitions and amortization of certain intangible assets acquired in the Self Administration Transaction. The increase in depreciation and amortization expense is primarily attributable to a full nine months of depreciation and amortization on 27 operating self storage facilities acquired in January 2019 and one operating property acquired in July 2019 in connection with the SSGT Mergers, as well as the intangible assets amortization and depreciation on our corporate office, acquired in the Self Administration Transaction.

Self Administration Transaction Expenses

Self administration transaction expenses for the nine months ended September 30, 2020 and 2019, were none and approximately $1.6 million, respectively. Self administration transaction expenses consisted primarily of legal fees, and fees and expenses of our professional and financial advisors.

Other Acquisition Expenses

Other acquisition expenses for the nine months ended September 30, 2020 and 2019 were approximately $594,000 and $110,000, respectively. These acquisition expenses were incurred prior to acquisitions becoming probable in accordance with our capitalization policy.

Contingent Earnout Adjustment

The contingent earnout adjustments for the nine months ended September 30, 2020 and 2019, reflects a reduction in the contingent earnout liability of approximately $5.1 million and an increase in the liability of approximately $0.3 million, respectively. Such adjustment was due to the determination that the liability had decreased in value based on an updated discounted probability weighted forecast as of the date of our impairment analysis in March of 2020, partially offset by the change in value caused by the passage of time as well as updated projections.

Impairment of Goodwill and Intangible Assets

Impairment of goodwill and intangible assets for the nine months ended September 30, 2020 and 2019, was approximately $36.5 million and none, respectively. The impairment charge was incurred in the first quarter is the result of the impairment of certain assets and goodwill associated with the Managed REIT Platform.

Impairment of investments in Managed REITs

Impairment of investments in Managed REITs for the nine months ended September 30, 2020 and 2019, were approximately $4.4 million and none, respectively. We determined that the value of certain of our equity investments in the Managed REITs, which derive their value from the potential to receive certain subordinated distributions based on certain performance criteria of the Managed REITs that were determined in the first quarter of 2020 to be less likely to be met, were impaired. We determined that such impairment was other than temporary, therefore requiring an impairment charge.

Interest Expense and Accretion of Fair Market Value of Secured Debt

Interest expense and the accretion of fair market value of secured debt for the nine months ended September 30, 2020 and 2019, were approximately $24.6 million and $28.5 million, respectively. The decrease of approximately $3.9 million is primarily attributable to decreased debt outstanding during the first nine months of 2020 when compared to the first nine months of 2019, and decreased interest rates on variable rate debt. We expect interest expense to fluctuate in future periods commensurate with our future debt levels and interest rates.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the nine months ended September 30, 2020 and 2019, were approximately $2.8 million and $3.0 million, respectively. We expect interest expense - debt issuance costs to fluctuate commensurate with our future financing activity.

Net Loss on Extinguishment of Debt

Net loss on extinguishment of debt for the nine months ended September 30, 2020 and 2019, were none and approximately $1.5 million, respectively. Net loss on debt extinguishment in the nine months ended September 30, 2019 was attributable to prepayment penalties related to the early pay off of the Raleigh/Myrtle Beach promissory note, and the write-off of unamortized debt issuance costs on loans that were paid off in connection with the SSGT Mergers.

Gain Resulting from Acquisition of Unconsolidated Affiliates

Gain resulting from acquisition of unconsolidated affiliates for the nine months ended September 30, 2020 and 2019, was none and approximately $8.0 million, respectively. The gain was related to our remeasurement to fair value of the Tenant Programs joint ventures upon our acquisition of 100% of such entities in the Self Administration Transaction.

Other

Other income (expense) for the nine months ended September 30, 2020 and 2019, was approximately $2.9 million of income, as compared to approximately $0.4 million of net expense, respectively. Other consists primarily of state and federal tax expense, adjustments to deferred tax liabilities, foreign currency fluctuations, and changes in value related to our foreign currency and interest rate hedges not designated for hedge accounting. The change is primarily the result of favorable deferred tax adjustments of approximately $3.3 million, primarily related to the intangible impairment analyses noted above.

Same-Store Facility Results - Nine Months Ended September 30, 2020 and 2019

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since January 1, 2019) for the nine months ended September 30, 2020 and 2019. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition, lease up, or development activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Revenue (1)	$62,023,671	$60,687,491	2.2%	$18,965,555	$15,958,729	N/M	$80,989,226	$76,646,220	5.7%
Property operating expenses (2)	20,431,257	21,799,297	(6.3)%	8,255,586	7,814,015	N/M	28,686,843	29,613,312	(3.1)%

Property operating income	$41,592,414	$38,888,194	7.0%	$10,709,969	$8,144,714	N/M	$52,302,383	$47,032,908	11.2%

Number of facilities	83	83		29	29		112	112
Rentable square feet (3)	6,029,600	6,029,600		2,208,000	2,194,700		8,237,600	8,224,300
Average physical occupancy (4)	90.0%	88.8%		N/M	N/M		88.6%	86.1%
Annualized revenue per occupied square foot (5)	$16.01	$15.90		N/M	N/M		$15.48	$15.45

N/M Not meaningful

(1)	Revenue includes rental revenue, Tenant Programs revenue, ancillary revenue, and administrative and late fees.
(2)

Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense, and acquisition expenses, but includes property management fees if applicable. Property operating expenses for the nine months ended September 30, 2020 also includes COVID-19 related costs, including specialized cleaning costs, the purchase of personal protective equipment, and bonuses to our store and field personnel, totaling approximately $0.6 million. On a same-store basis, COVID-19 related costs represented approximately $0.4 million of the total property operating expenses for the nine months ended September 30, 2020.

(3)

Of the total rentable square feet, parking represented approximately 678,000 square feet and 695,000 square feet as of September 30, 2020 and 2019, respectively. On a same-store basis, for the same periods, parking represented approximately 547,000 square feet.

(4)

Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

(5)

Determined by dividing the aggregate realized revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized rental revenue and occupied square feet related to parking herein for the purpose of calculating annualized revenue per occupied square foot.

Our same-store revenue increased by approximately $1.3 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 primarily due to higher occupancy and higher annualized revenue per occupied square foot, combined with an increase in revenues attributable to incremental Tenant Program revenues as a result of the Self Administration Transaction. Revenue growth was negatively impacted by the COVID-19 pandemic and the resulting waived late fees, and the suspension of existing customer rate increases during the second quarter of 2020.

Our same-store property operating expenses decreased by approximately $1.4 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 primarily due to the elimination of property management fees effective June 28, 2019, partially offset by an increase in compensation expense as a result of the Self Administration Transaction, increased advertising expenses, and COVID-19 related costs.

The following table presents a reconciliation of net loss as presented on our consolidated statements of operations to property operating income, as stated above, for the periods indicated:

	For the Nine Months Ended September 30,
	2020	2019
Net loss	$(49,262,919)	$(20,773,868)
Adjusted to exclude:
Managed REIT Platform revenue	(5,687,701)	(1,221,727)
Asset management fees (1)	—	3,622,559
Managed REIT Platform expenses	2,512,103	1,259,234
General and administrative	11,829,732	7,000,627
Depreciation	23,562,701	21,928,108
Intangible amortization expense	8,475,682	7,822,354
Self administration transaction expenses	—	1,595,371
Acquisition expenses-affiliates	—	84,061
Other property acquisition expenses	593,903	109,765

	For the Nine Months Ended September 30,
	2020	2019
Contingent earnout adjustment	$(5,100,000)	$300,000
Impairment of goodwill and intangible assets	36,465,732	—
Impairment of investments in Managed REITs	4,376,879	—
Interest expense	24,717,208	28,584,740
Interest expense-accretion of fair market value of secured debt	(98,337)	(98,850)
Interest expense-debt issuance costs	2,832,240	2,997,801
Net loss on extinguishment of debt	—	1,487,867
Gain resulting from acquisition of unconsolidated affiliates	—	(8,017,353)
Other	(2,914,840)	352,219

Total property operating income	$52,302,383	$47,032,908

(1)	Asset management fees are included in Property operating expenses - affiliates in the consolidated statements of operations.

Non-GAAP Financial Measures

Funds from Operations

Funds from operations (“FFO”) is an industry wide metric promulgated by the National Association of Real Estate Investment Trusts, or NAREIT, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, or the White Paper. The White Paper defines FFO as net income (loss) computed in accordance with GAAP, excluding gains or losses from sales of property and real estate related asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Additionally, gains and losses from change in control are excluded from the determination of FFO. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Our FFO calculation complies with NAREIT’s policy described above.

FFO, as Adjusted

We use FFO, as adjusted, as an additional non-GAAP financial measure to evaluate our operating performance. We previously used Modified Funds from Operations (“MFFO”) (as defined by the Institute for Portfolio Alternatives) as a non-GAAP measure of operating performance. Management replaced the MFFO measure with FFO, as adjusted, because FFO, as adjusted, provides investors with supplemental performance information that is consistent with the performance models and analysis used by management. In addition, FFO, as adjusted, is a measure used among our peer group, which includes publicly traded REITs. Further, we believe FFO, as adjusted, is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.

In determining FFO, as adjusted, we make further adjustments to the NAREIT computation of FFO to exclude the effects of non-real estate related intangible amortization, acquisition related costs, contingent earnout expenses, accretion of fair value of debt adjustments, gains or losses from extinguishment of debt, accretion of deferred tax liabilities, realized and unrealized gains/losses on foreign exchange transactions, and gains/losses on foreign exchange and interest rate derivatives not designated for hedge accounting, which we believe are not indicative of the Company’s overall long-term operating performance. We exclude these items from GAAP net income to arrive at FFO, as adjusted, as they are not the primary drivers in our decision-making process and excluding these items provides investors a view of our continuing operating portfolio performance over time and makes our results more comparable period to period and to other REITs, which in any respective period may experience fluctuations in such acquisition, merger or other similar activities that are not of a long-term operating performance nature. FFO, as adjusted, also reflects adjustments for unconsolidated partnerships and jointly owned investments. We use FFO, as adjusted, as one measure of our operating performance when we formulate corporate goals and evaluate the effectiveness of our strategies.

Presentation of FFO and FFO, as adjusted, is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and FFO, as adjusted, the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and FFO, as adjusted, are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, which is an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and FFO, as adjusted, should not be considered as an alternative to net income (determined in accordance with GAAP) and should be reviewed in conjunction with other measurements as an indication of our performance.

Neither the SEC, NAREIT, nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or FFO, as adjusted. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the publicly registered, non-traded REIT industry, and we would have to adjust our calculation and characterization of FFO or FFO, as adjusted. The following is a reconciliation of net income (loss), which is the most directly comparable GAAP financial measure, to FFO and FFO, as adjusted, for each of the periods presented below:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Net loss (attributable to common stockholders)	$(6,259,114)	$(8,214,826)	$(49,824,486)	$(19,318,829)
Add:
Depreciation of real estate	7,843,237	7,518,562	23,136,367	21,643,576
Amortization of real estate related intangible assets	537,179	2,262,678	4,880,209	6,267,658
Deduct:
Gain resulting from acquisition of unconsolidated affiliates(1)	—	—	—	(8,017,353)
Adjustment for noncontrolling interests	(1,101,471)	(1,311,773)	(3,704,678)	(1,418,478)

FFO (attributable to common stockholders)	1,019,831	254,641	(25,512,588)	(843,426)
Other Adjustments:
Intangible amortization expense - contracts(1)	1,050,720	1,478,368	3,595,473	1,478,368
Self administration transaction expenses(2)	—	107,100	—	1,595,371

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
Acquisition expenses(3)	$468,577	$25,529	$593,903	$193,826
Contingent earnout adjustment(4)	1,600,000	300,000	(5,100,000)	300,000
Impairment of goodwill and intangible assets(8)	—	—	36,465,732	—
Impairment of investments in Managed REITs(8)	—	—	4,376,879	—
Accretion of fair market value of secured debt(5)	(32,788)	(33,191)	(98,337)	(98,850)
Net loss on extinguishment of debt(6)	—	—	—	1,487,867
Foreign currency and interest rate derivative (gains) losses, net(7)	53,503	205,669	163,346	126,886
Adjustment of deferred tax liabilities(1)	(276,216)	(396,435)	(3,299,329)	(409,649)
Adjustment for noncontrolling interests	(375,841)	(226,305)	(4,864,455)	(227,234)

FFO, as adjusted (attributable to common stockholders)	$3,507,786	$1,715,376	$6,320,624	$3,603,159

(1)

These items represent the amortization, accretion, or adjustment of assets or liabilities acquired in the Self Administration Transaction. As these item are adjustments related to acquisitions, FFO is adjusted for their effect to arrive at FFO, as adjusted, as a means of determining a comparable sustainable operating performance metric to other real estate companies.

(2)

Self administration transaction expenses consist primarily of legal fees, as well as fees for other professionals and financial advisors incurred in connection with the Self Administration Transaction. We believe that adjusting for such non-recurring items provides useful supplemental information because such expenses may not be reflective of on-going operations and is consistent with management’s analysis of our operating performance.

(3)

In evaluating investments in real estate, we differentiate the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-traded REITs that have generally completed their acquisition activity and have other similar operating characteristics.

(4)

The contingent earnout adjustment represents the adjustment to the fair value of the Class A-2 Units issued in connection with the Self Administration Transaction. FFO is adjusted to arrive at FFO, as adjusted, as this acquisition related item is not a primary driver in our decision-making process and excluding this provides investors a view of our continuing operating portfolio performance over time.

(5)

This represents the difference between the stated interest rate and the estimated market interest rate on assumed notes as of the date of acquisition. Such amounts have been excluded from FFO, as adjusted, because we believe FFO, as adjusted, provides useful supplementary information by focusing on operating fundamentals, rather than events not related to our normal operations. We are responsible for managing interest rate risk and do not rely on another party to manage such risk.

(6)

The net loss associated with the extinguishment of debt includes prepayment penalties, the write-off of unamortized deferred financing fees, and other fees incurred. We believe that adjusting for such non-recurring items provides useful supplemental information because such losses may not be reflective of on-going transactions and operations and is consistent with management’s analysis of our operating performance.

(7)

This represents the mark-to-market adjustment for our derivative instruments not designated for hedge accounting and the ineffective portion of the change in fair value of derivatives recognized in earnings, as well as changes in foreign currency related to our foreign equity investments not classified as long term. These derivative contracts are intended to manage the Company’s exposure to interest rate and foreign currency risk which may not be reflective of our ongoing performance and may reflect unrealized impacts on our operating performance. Such amounts are recorded in “Other” within our consolidated statements of operations.

(8)

The impairment charges relate to our goodwill, intangible assets and investments in the Managed REIT Platform acquired in the Self Administration Transaction. We believe that adjusting for such non-recurring items provides useful supplemental information because such expenses may not be reflective of on-going operations and is consistent with management’s analysis of our operating performance and provides for a means of determining a comparable sustainable operating performance metric.

Non-cash Items Included in Net Loss:

Provided below is additional information related to selected non-cash items included in net loss above, which may be helpful in assessing our operating results:

•

Interest expense - debt issuance costs of approximately $1.0 million and $1.1 million, respectively, were recognized for the three months ended September 30, 2020 and 2019. Interest expense - debt issuance costs of approximately $2.8 million and $3.0 million, respectively, were recognized for the nine months ended September 30, 2020 and 2019.

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the nine months ended September 30, 2020 and 2019, is as follows:

	Nine Months Ended
	September 30, 2020	September 30, 2019	Change
Net cash flow provided by (used in):
Operating activities	$22,549,196	$8,142,349	$14,406,847
Investing activities	(18,558,701)	(359,062,261)	340,503,560
Financing activities	(25,929,065)	358,745,512	(384,674,577)

Cash flows provided by operating activities for the nine months ended September 30, 2020 and 2019, were approximately $22.5 million and $8.1 million, respectively, an increase of approximately $14.4 million. The increase in cash provided by our operating activities is primarily the result of an increase in net income when excluding the impact of non-cash items included in the determination of net income, which resulted in an increase in cash provided by operating activities of approximately $14.5 million, offset by approximately $0.1 million reduction in cash resulting from changes in working capital.

Cash flows used in investing activities for the nine months ended September 30, 2020 and 2019, were approximately $19 million and $359 million, respectively, a decrease in the use of cash of approximately $341 million. The reduction in cash used in investing activities primarily relates to cash consideration paid of approximately $346 million for the SSGT Mergers in the first quarter of 2019 as compared to primarily only normal capital improvement and development activities, along with our investment in SSGT II Preferred Units during the nine months ended September 30, 2020.

Cash flows (used in) provided by financing activities for the nine months ended September 30, 2020 and 2019, were approximately ($26) million and $359 million, respectively, a change of approximately $385 million. The change in financing activities is primarily attributable to the approximately $381 million of net debt issued during the nine months ended September 30, 2019, as well as an additional approximately $10 million of distributions paid primarily on our Series A Preferred Stock and to other non-controlling interest holders during the nine months ended September 30, 2020.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term liquidity requirements from the combination of existing cash balances, net cash provided from property operations and the Managed REIT Platform as well as the proceeds from our issuance of our Series A Convertible Preferred Stock of $50 million on October 26, 2020. Alternatively, we may issue additional secured or unsecured financing from banks or other lenders.

COVID-19 has caused significant volatility in the debt and equity markets and the continued and/or further impact will depend on future developments, which are highly uncertain. While, we do not expect such events to have a material impact upon our liquidity in the short-term, continued volatility or further deterioration in the debt and equity markets over an extended period of time could potentially impact our liquidity over the long-term.

Series A Convertible Preferred Stock

On October 29, 2019 (the “Commitment Date”), we entered into a preferred stock purchase agreement (the “Purchase Agreement”) with Extra Space Storage LP (the “Investor”), a subsidiary of Extra Space Storage Inc. (NYSE: EXR), pursuant to which the Investor committed to purchase up to $200 million in shares (the aggregate shares to be purchased, the “Preferred Shares”) of our new Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”), in one or more closings (each, a “Closing,” and collectively, the “Closings”). The initial closing (the “Initial Closing”) in the amount of $150 million occurred on the Commitment Date, and the second and final closing in the amount of $50 million occurred on October 26, 2020. We may use the proceeds to pay down indebtedness, to finance self storage acquisitions, and for working capital or other general corporate purposes. See Note 8, Preferred Equity, of the Notes to the Consolidated Financial Statements for additional information.

Distribution Policy and Distributions

Preferred Stock Dividends

The shares of Series A Convertible Preferred Stock rank senior to all other shares of our capital stock, including our common stock, with respect to rights to receive dividends and to participate in distributions or payments upon any voluntary or involuntary liquidation, dissolution or winding up of the Company. Dividends payable on each share of Series A Convertible Preferred Stock will initially be equal to a rate of 6.25% per annum, which accrues daily but is payable quarterly in arrears. If the Series A Convertible Preferred Stock has not been redeemed on or prior to the fifth anniversary date of the Initial Closing, the dividend rate will increase an additional 0.75% per annum each year thereafter to a maximum of 9.0% per annum until the tenth anniversary of the Initial Closing, at which time the dividend rate shall increase 0.75% per annum each year thereafter until the Series A Convertible Preferred Stock is either converted or repurchased in full.

Common Stock Distributions

On September 25, 2020, our board of directors declared a distribution rate for the fourth quarter of 2020, of approximately $0.00164 per day per share on the outstanding shares of common stock payable to both Class A and Class T stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on October 1, 2020 and continuing on each day thereafter through and including December 31, 2020. In connection with these distributions, after the stockholder servicing fee is paid, approximately $0.0014 per day will be paid per Class T share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Background and History of Common Stock Distributions

Since substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. The terms of the Series A Convertible Preferred Stock place certain restrictions on our ability to pay distributions to our common stockholders. In general, we are prohibited from paying distributions to our common stockholders other than regular cash dividends on a basis consistent with past practice and dividends payable in shares of common stock in connection with an initial listing of such shares. Accordingly, we are presently only permitted to pay cash distributions, which may be reinvested in stock pursuant to our DRP, unless otherwise approved by the holder of the Series A Convertible Preferred Stock. Absent the foregoing restrictions, our charter allows our board of directors to authorize payments to stockholders in cash or other assets of the Company or in stock, including in stock of one class payable to holders of stock of another class.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt or other financing sources.

Distributions are paid to our common stockholders based on the record date selected by our board of directors. On September 25, 2020, our board of directors changed its distribution authorizations to quarterly from monthly authorizations, starting with the fourth quarter of 2020. Such distributions are based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions are authorized at the discretion of our board of directors, which are directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Absent the restrictions noted above, our board of directors may increase, decrease or eliminate the distribution rate that is being paid on our common stock at any time. Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares and Class T Shares differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares are lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees. The funds that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	construction defects or capital improvements;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares;

•	financings and refinancings; and

•	dividends with respect to the outstanding shares of our Series A Convertible Preferred Stock.

The following shows our distributions paid and the sources of such distributions for the respective periods presented:

	Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
Distributions paid in cash - common stockholders	$14,311,105		$13,607,658
Distributions paid in cash - Operating Partnership unitholders	4,124,617		1,079,696
Distributions paid in cash - preferred stockholders	6,305,722		—
Distributions reinvested	12,001,955		12,059,591

Total distributions	$36,743,399		$26,746,945

Source of distributions
Cash flows provided by operations	$22,549,196	61%	$8,142,349	30%
Cash provided by financing activities	—	—	6,545,005	24%
Cash on hand	2,192,248	6%	—	—
Offering proceeds from distribution reinvestment plan	12,001,955	33%	12,059,591	45%

Total sources	$36,743,399	100%	$26,746,945	100%

From our inception through September 30, 2020, we paid cumulative distributions of approximately $170 million, as compared to cumulative FFO of approximately ($0.7) million. For the nine months ended September 30, 2020, we paid distributions of approximately $36.7 million, as compared to FFO of approximately ($25.5) million, which reflects impairment of goodwill, intangible assets, and our investments in Managed REITs, net of deferred tax liability and contingent earnout adjustments, of approximately ($32.4) million, and acquisition related expenses of approximately $594,000. For the nine months ended September 30, 2019, we paid distributions of approximately $26.7 million, as compared to FFO of approximately ($0.8) million, which reflects acquisition related expenses of approximately ($0.2) million, and a net loss on extinguishment of debt of approximately ($1.5) million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from available funds, proceeds received through potential further issuances of our Series A Convertible Preferred Stock, from debt financing and pursuant to our distribution reinvestment plan. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Indebtedness

As of September 30, 2020, our net debt was approximately $712.8 million, which included approximately $301.7 million in fixed rate debt, $415.4 million in variable rate debt and approximately $0.5 million in net debt premium less approximately $4.8 million in net debt issuance costs. See Note 7 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, issuance of equity instruments, undistributed funds from operations, and additional public or private offerings. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2020:

	Payments due during the years ending December 31:
	Total	2020	2021-2022	2023-2024	Thereafter
Debt interest(1)	$109,704,753	$6,758,878	$42,439,000	$26,878,513	$33,628,362
Debt principal(2)	717,069,469	184,142	419,566,732	50,427,755	246,890,840

Total contractual obligations(3)	$826,774,222	$6,943,020	$462,005,732	$77,306,268	$280,519,202

(1)

Interest expense for fixed rate debt was calculated based upon the contractual rate and the interest expense on variable rate debt was calculated based on the rate in effect on September 30, 2020. Debt denominated in foreign currency has been converted based on the rate in effect as of September 30, 2020.

(2)	Amount represents principal payments only, excluding net debt premium and debt issuance costs.
(3)

Additionally, as of September 30, 2020, pursuant to the SSGT II Unit Purchase Agreement, we were contractually obligated to purchase up to an additional $33.5 million in SSGT II Preferred Units at SSGT II’s option. See Note 11 of the Notes to the Consolidated Financial Statements for more information about our obligations under the SSGT II Unit Purchase Agreement.

Off-Balance Sheet Arrangements

Other than our minority equity investment in an auction company we utilize to facilitate our auctions, we do not currently have any relationships with off-balance sheet entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Subsequent Events

Please see Note 16 of the Notes to the Consolidated Financial Statements.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

Annex E

STRATEGIC STORAGE TRUST IV, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OEPRATIONS

When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to Strategic Storage Trust IV, Inc. (“SST IV”) and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included in the section “Index to Financial Information” in the Proxy Statement and Prospectus, of which this Annex E forms a part. References to “Notes” in this section are to the notes to SST IV’s Financial Statements as of and for the Years ended December 31, 2019 and 2018 or to SST IV’s Financial Statements as of and for the Three and Nine Months ended September 30, 2020 and 2019, as applicable, included in the section “Index to Financial Information” in the Proxy Statement and Prospectus. References to “this report” are references to SST IV’s Annual Report on Form 10-K for the Year Ended December 31, 2019 and SST IV’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2020, as applicable. See also “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Proxy Statement and Prospectus.

STRATEGIC STORAGE TRUST IV, INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Year Ended December 31, 2019

Overview

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. Our year-end is December 31.

Prior to June 28, 2019, both we and Strategic Storage Trust II, Inc. (“SST II”), were sponsored by SmartStop Asset Management, LLC (“SAM,” or our “Prior Sponsor”). On June 28, 2019, SST II, and its operating partnership, Strategic Storage Operating Partnership II, L.P., entered into a series of transactions, agreements, and amendments to its existing agreements and arrangements (such agreements and amendments are referred to collectively as the “Self Administration Transaction”), with our Prior Sponsor, and its affiliates, pursuant to which, effective as of June 28, 2019, SST II acquired the self storage advisory, asset management, property management, investment management, and certain joint venture interests of SAM, along with certain other assets, including SAM’s sole membership interest in SmartStop Storage Advisors, LLC, which owned all of the membership interests of our advisor and our property manager. Immediately after the Self Administration Transaction, SST II changed its name to SmartStop Self Storage REIT, Inc. (“SmartStop”). As a result of the Self Administration Transaction, SmartStop REIT Advisors, LLC, an indirect subsidiary of SmartStop, became the sponsor (our “Sponsor”) of our Public Offering of shares of our common stock, as described below. Our Sponsor owns 100% of Strategic Storage Advisor IV, LLC (our “Advisor”) and Strategic Storage Property Management IV, LLC (our “Property Manager”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”).

On March 17, 2017, we commenced a public offering of a maximum of $1 billion in common shares for sale to the public (the “Primary Offering”) and $95 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”). We may continue to sell shares in the Public Offering until the earlier of 180 days after the third anniversary of the effective date of the Public Offering, September 13, 2020, or the effective date of the registration statement for our follow-on offering (SEC Registration No. 333-236176), which we initially filed with the SEC on January 31, 2020. We also reserve the right to terminate the Public Offering at any time.

On June 20, 2019, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $22.65 for our Class A shares, Class T shares, and Class W shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2019. As a result of the calculation of our estimated value per share, effective on June 21, 2019, the Public Offering price of Class A shares became $24.89 per share, the Public Offering price of Class T shares became $24.10 per share, and the Public Offering price of Class W shares became $22.65 per share. In addition, shares sold pursuant to our distribution reinvestment plan are now sold at $22.65 per share for Class A shares, Class T shares, and Class W shares, effective for distribution payments being paid beginning in July 2019. See our Current Report on Form 8-K filed with the SEC on June 21, 2019 for a description of the methodologies and assumptions used to determine, and the limitations of, the estimated value per share.

As of December 31, 2019, we owned 22 self storage facilities located in nine states comprising approximately 15,870 units and approximately 1,838,500 rentable square feet.

As of December 31, 2019, we owned 50% equity interests in four unconsolidated real estate ventures in the Greater Toronto Area that are intended to be developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust (“SmartCentres”) owning the other 50% of such entities. In addition, we had entered into two other contribution agreements with respect to two separate tracts of land in the Greater Toronto Area owned by SmartCentres. For more information, see Note 4 of the Notes to the Consolidated Financial Statements.

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”) in the U.S. Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this report. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We will evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the “Code”) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2017. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Recent Market Conditions

In December 2019, COVID-19 emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to many other countries and infections have been reported globally, including in the United States and in some of the markets in which we operate. Our rental revenue and operating results depend significantly on the demand for self storage space. While we have not seen a significant impact on the demand for self storage space resulting from the COVID-19 outbreak as of the date of this report, if the outbreak causes weakness in national, regional and local economies that negatively impact the demand for self storage space and/or increase bad debts, our business, financial condition, liquidity, results of operations and prospects could be adversely impacted. Additionally, we typically conduct aspects of our leasing activity at our facilities, as well as the offering of various ancillary products, including moving and packing supplies, such as locks and boxes, and other services, such as tenant insurance or similar programs. Accordingly, reductions in the ability and willingness of customers to visit our facilities due to the COVID-19 outbreak could reduce rental revenue and ancillary operating revenue produced by our facilities. Concerns relating to such an outbreak could also prevent our on-site personnel from reporting for work at our facilities, which could adversely affect our ability to adequately manage our facilities. Further, in order to prevent the spread of COVID-19 there may be a temporary city, county, state, or national government imposed shut down of all non-essential business activities which could include our facilities. The ultimate extent of the impact of the COVID-19 outbreak on our business, financial condition, liquidity, results of operations and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the breadth or severity of the COVID-19 outbreak and the actions to contain or treat its impact, among others.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; and (ii) sales of packing- and storage-related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

On March 17, 2017, we commenced our Public Offering and formal operations. On April 11, 2017, we acquired our first self storage property located in Jensen Beach, Florida. As of December 31, 2019, 2018, and 2017, we owned 22, 14, and 2 self storage facilities, respectively.

Our operating results for the year ended December 31, 2019 include full year results for 14 self storage facilities we owned as of December 31, 2018 and partial year results for eight facilities acquired during 2019. Our operating results for the year ended December 31, 2018 include full year results for the two self storage facilities acquired during 2017 and partial year results for 12 facilities acquired during 2018. As such, we believe there is little basis for comparison between the years ended December 31, 2019 and 2018. Operating results in future periods will depend on the results of operations of these properties and the real estate properties that we acquire in the future.

Our operating results for the year ended December 31, 2018 include full year results for two self storage facilities acquired during 2017 and partial year results for 12 facilities acquired during 2018. Our operating results for the year ended December 31, 2017 include partial year results for our first two facilities acquired during 2017. As such, we believe there is little basis for comparison between the years ended December 31, 2018 and 2017.

Comparison of the Years Ended December 31, 2019 and 2018

Total Revenues

Total revenues for the years ended December 31, 2019 and 2018 were approximately $17.2 million and $5.8 million, respectively. The increase in total revenues is primarily attributable to a full year of operations for 14 properties and partial year of operations for eight properties acquired during the year ended December 31, 2019, compared to a full year operations for two properties and partial year of operations for 12 properties in the year ended December 31, 2018. We expect total revenues to increase in the future commensurate with our future acquisition activity and lease-up of our non-stabilized properties.

Property Operating Expenses

Property operating expenses for the years ended December 31, 2019 and 2018 were approximately $5.9 million and $1.9 million, respectively. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full year of operations for 14 properties and partial year of operations for eight properties acquired during the year ended December 31, 2019, compared to a full year operations for two properties and partial year of operations for 12 properties in the year ended December 31, 2018. We expect property operating expenses to increase in the future commensurate with our future acquisition activity.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the years ended December 31, 2019 and 2018 were approximately $3.0 million and $1.0 million, respectively. Property operating expenses - affiliates includes property management fees and asset management fees. The increase in property operating expenses - affiliates is primarily attributable to a full year of operations for 14 properties and partial year of operations for eight properties acquired during the year ended December 31, 2019, compared to a full year operations for two properties and partial year of operations for 12 properties in the year ended December 31, 2018. We expect property operating expenses - affiliates to increase in the future commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2019 and 2018 were approximately $2.4 million and $1.7 million, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, transfer agent fees, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses is primarily attributable to an increase in costs commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2019 and 2018 were approximately $10.3 million and $3.4 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full year of operations for 14 properties and partial year of operations for eight properties acquired during the year ended December 31, 2019, compared to a full year operations for two properties and partial year of operations for 12 properties in the year ended December 31, 2018. We expect depreciation and amortization expense to increase in the future commensurate with our future acquisition activity.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the years ended December 31, 2019 and 2018 were approximately $0.7 million and $0.7 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses - affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the years ended December 31, 2019 and 2018 were approximately $0.5 million and $0.7 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the years ended December 31, 2019 and 2018 were approximately $2.9 million and $0.9 million, respectively. The increase in interest expense was due to debt obtained in conjunction with certain of the properties acquired during 2019. We expect interest expense to increase in the future commensurate with our future debt level.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the years ended December 31, 2019 and 2018 were approximately $1.3 million and $0.4 million, respectively. The increase in interest expense - debt issuance costs was due to debt obtained in conjunction with certain of the properties acquired during 2019. We expect interest expense - debt issuance costs to increase in the future commensurate with our future financing activity.

Comparison of the Years Ended December 31, 2018 and 2017

Total Revenues

Total revenues for the years ended December 31, 2018 and 2017 were approximately $5.8 million and $0.5 million, respectively. The increase in total revenues is primarily attributable to a full year of operations for two properties and partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year operations for two properties in the year ended December 31, 2017. We expect total revenues to increase in the future commensurate with our future acquisition activity.

Property Operating Expenses

Property operating expenses for the years ended December, 2018 and 2017 were approximately $1.9 million and $0.2 million, respectively. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full year of operations for two properties and a partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year of operations for two properties in the year ended December 31, 2017. We expect property operating expenses to increase in the future commensurate with our future acquisition activity.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the years ended December 31, 2018 and 2017 were approximately $1.0 million and $0.1 million, respectively. Property operating expenses - affiliates includes property management fees and asset management fees. The increase in property operating expenses - affiliates is primarily attributable to a full year of operations for two properties and a partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year of operations for two properties acquired in the year ended December 31, 2017. We expect property operating expenses - affiliates to increase in the future commensurate with our future acquisition activity.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2018 and 2017 were approximately $1.7 million and $0.7 million, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, transfer agent fees, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses is primarily attributable to an increase in costs commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the years ended December 31, 2018 and 2017 were approximately $3.4 million and $0.3 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full year of operations for two properties and a partial year of operations for 12 properties acquired during the year ended December 31, 2018, compared to a partial year of operations for two properties acquired in the year ended December 31, 2017. We expect depreciation and amortization expense to increase in the future commensurate with our future acquisition activity.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the years ended December 31, 2018 and 2017 were approximately $0.7 million and $0.2 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses - affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the years ended December 31, 2018 and 2017 were approximately $0.7 million and $0.2 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the years ended December 31, 2018 and 2017 were approximately $0.9 million and none, respectively. The increase in interest expense was due to debt obtained in conjunction with certain of the properties acquired during 2018. We expect interest expense to increase in the future commensurate with our future debt level.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the years ended December 31, 2018 and 2017 were approximately $0.4 million and none, respectively. The increase in interest expense - debt issuance costs was due to debt obtained in conjunction with certain of the properties acquired during 2018. We expect interest expense - debt issuance costs to increase in the future commensurate with our future financing activity.

Other Income

Other income for the years ended December 31, 2018 and 2017 was approximately $0.1 million and none, respectively. The increase in other income primarily relates to interest income earned on cash balances during the year ended December 31, 2018.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Change
Net cash flow provided by (used in):
Operating activities	$927,028	$(97,732)	$1,024,760
Investing activities	(142,287,477)	(132,453,332)	(9,834,145)
Financing activities	131,330,362	126,417,379	4,912,983

Cash flows provided by (used in) operating activities for the years ended December 31, 2019 and 2018 were approximately $0.9 million and ($0.1 million), respectively, a change of approximately $1.0 million. The change in cash from our operating activities is primarily the result of a decrease in our net loss, adjusted for depreciation and amortization of approximately $2.3 million offset by a net increase in cash used in operating assets and liabilities of approximately $1.3 million.

Cash flows used in investing activities for the years ended December 31, 2019 and 2018 were approximately $142.3 million and $132.5 million, respectively, an increase of approximately $9.8 million. The increase in cash used in our investing activities is primarily the result of an increase in investment in joint ventures of approximately $11.8 million, offset by a decrease in deposits made on potential future acquisitions of real estate facilities of approximately $2.3 million.

Cash flows provided by financing activities for the years ended December 31, 2019 and 2018 were approximately $131.3 million and $126.4 million, respectively, an increase of approximately $4.9 million. The increase in cash provided by our financing activities is primarily the result of an increase in net proceeds raised from our Public Offering of approximately $27.1 million offset by a decrease in net proceeds from issuance of debt of $17.0 million, and an increase in cash distributions paid of approximately $2.8 million.

Short-Term Liquidity and Capital Resources

Through March 17, 2017, the date we commenced our Public Offering, we met our short-term operating liquidity requirements through advances from our Advisor or its affiliates, as we needed to fund our offering costs and operating expenses incurred before our Offering commenced. Currently, we generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds from our Public Offering, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor.

Distribution Policy

On December 18, 2019, our board of directors declared a daily distribution rate for the first quarter of 2020 of approximately $0.00427 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on January 1, 2020 and ending March 31, 2020. In connection with this distribution, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00361 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00396 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Currently, we are making distributions to our stockholders using proceeds from the Public Offering in anticipation of future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Public Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our Public Offering, when we may raise capital more quickly than we acquire income-producing assets, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the Public Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investment in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders as of the record date selected by our board of directors. We currently pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares, Class T Shares and Class W Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees and distributions of Class W Shares will likely be lower than distributions on Class A Shares because Class W Shares are subject to the ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Year Ended December 31, 2019		Year Ended December 31, 2018
Distributions paid in cash - common stockholders	$5,401,316		$2,620,607
Distributions paid in cash - Operating Partnership unitholders	13,890		14,469
Distributions reinvested	5,110,289		2,019,737

Total distributions	$10,525,495		$4,654,813

Source of distributions
Cash flows provided by operations	$927,028	8.8%	$—	0%
Offering proceeds from Primary Offering and Private Offering Transaction	4,488,178	42.6%	2,635,076	56.6%
Offering proceeds from distribution reinvestment plan	5,110,289	48.6%	2,019,737	43.4%

Total sources	$10,525,495	100.0%	$4,654,813	100.0%

From our inception through December 31, 2019, we paid cumulative distributions of approximately $16.0 million, as compared to cumulative net loss attributable to our common stockholders of approximately $15.5 million. For the year ended December 31, 2019, we paid distributions of approximately $10.5 million, as compared to a net loss attributable to our common stockholders of approximately $9.6 million. Net loss attributable to our common stockholders for the year ended December 31, 2019 reflects non-cash depreciation and amortization of approximately $11.5 million and acquisition related expenses of approximately $1.1 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $15.7 million, and acquisition related expenses of approximately $2.9 million.

For the year ended December 31, 2018, we paid distributions of approximately $4.7 million, as compared to a net loss attributable to our common stockholders of approximately $4.7 million. Net loss attributable to our common stockholders for the year ended December 31, 2018 reflects non-cash depreciation and amortization of approximately $3.9 and acquisition related expenses of approximately $1.3 million. Cumulative net loss attributable to our common stockholders reflects non-cash depreciation and amortization of approximately $4.1 million, and acquisition related expenses of approximately $1.8 million.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We have not been able to and may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the Public Offering. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Indebtedness

As of December 31, 2019, our total indebtedness was approximately $109.1 million which included approximately $107.0 million of variable rate debt and approximately $2.2 million of fixed rate debt, less approximately $75,000 in net debt issuance costs. As of December 31, 2018, our total indebtedness was approximately $63.8 million which included approximately $62.0 million of variable rate debt and approximately $2.3 million of fixed rate debt, less approximately $0.5 million in net debt issuance costs. See Notes 5 and 11 of the Notes to the Consolidated Financial Statements for more information about our indebtedness.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from our Public Offering, secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due during the years ended December 31,
	Total	2020	2021-2022	2023-2024	Thereafter
Debt interest(1)	$9,852,084	$3,657,942	$5,649,941	$206,513	$337,688
Debt principal(2)(3)	109,182,207	128,922	107,283,811	322,328	1,447,146

Total contractual obligations	$119,034,291	$3,786,864	$112,933,752	$528,841	$1,784,834

(1)

Interest expense on variable rate debt was calculated based upon the contractual rate in effect as of December 31, 2019. Interest expense on the Revolving KeyBank Credit Facility is calculated presuming the amount outstanding as of December 31, 2019 would remain outstanding through the maturity date of June 27, 2022. Interest expense on the Katy Loan is calculated presuming the amount outstanding as of December 31, 2019 would remain outstanding through the maturity date of September 1, 2031.

(2)	Amount represents principal payments only, excluding debt issuance costs.
(3)

On January 31, 2020, we entered into a 10 year, interest only CMBS Loan for $40.5 million. We used the proceeds of the CMBS Loan to pay down $40 million on the Revolving KeyBank Credit Facility. For more information please see Notes 5 and 11 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

On July 31, 2018, one of our subsidiaries made a preferred equity investment in an entity that was developing a self storage facility. For more information please see Note 11, Completed Acquisitions - Escondido Property, of the Notes to the Consolidated Financial Statements. The investment is accounted for under the equity method of accounting. We also have joint ventures with SmartCentres, which are accounted for using the equity method of accounting (Note 4). Other than the foregoing, we do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Subsequent Events

Please see Note 11 of the Notes to the Consolidated Financial Statements.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

STRATEGIC STORAGE TRUST IV, INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Nine Months Ended September 30, 2020

Overview

Strategic Storage Trust IV, Inc., a Maryland corporation (the “Company”), was formed on June 1, 2016 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company’s year-end is December 31.

Prior to June 28, 2019, both we and Strategic Storage Trust II, Inc. (“SST II”), were sponsored by SmartStop Asset Management, LLC (“SAM,” or our “Prior Sponsor”). On June 28, 2019, SST II acquired the self storage advisory, asset management and property management businesses and certain joint venture interests (the “Self Storage Platform”) of SAM, along with certain other assets of SAM (collectively, the “Self Administration Transaction”). Immediately after the Self Administration Transaction, SST II changed its name to SmartStop Self Storage REIT, Inc. (“SmartStop”). As a result of the Self Administration Transaction, SmartStop REIT Advisors, LLC, an indirect subsidiary of SmartStop, became the sponsor (our “Sponsor”) of our Offering of shares of our common stock, as described below. Our Sponsor owns 100% of Strategic Storage Advisor IV, LLC (our “Advisor”) and Strategic Storage Property Management IV, LLC (our “Property Manager”).

On January 25, 2017, we sold approximately 360,577 Class A shares for $7.5 million to an institutional account investor pursuant to a private offering transaction (the “Private Offering Transaction”).

On March 17, 2017, we commenced a public offering of a maximum of $1 billion in common shares for sale to the public (the “Primary Offering”) and $95 million in common shares for sale pursuant to our distribution reinvestment plan (collectively, the “Public Offering”). On April 17, 2020, our board of directors approved the suspension of our Primary Offering, effective as of April 30, 2020, based upon various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry due to such uncertainty, and the termination of our Dealer Manager Agreement. The termination of our Public Offering occurred on September 13, 2020. On July 30, 2020, prior to the termination of our Public Offering, we filed with the SEC a Registration Statement on Form S-3, which registered up to an additional $50 million in shares under our distribution reinvestment plan (our “DRP Offering”). The DRP Offering may be terminated at any time upon 10 days’ prior written notice to stockholders.

On June 29, 2020, our board of directors, upon recommendation of our nominating and corporate governance committee, approved an estimated value per share of $22.65 for our Class A shares, Class T shares, and Class W shares based on the estimated value of our assets less the estimated value of our liabilities, or net asset value, divided by the number of shares outstanding on an adjusted fully diluted basis, calculated as of March 31, 2020. As a result of the calculation of our estimated value per share remaining the same as the prior year value, there was no change to the public offering prices for any of our share classes. In addition, the purchase price for shares sold pursuant to our distribution reinvestment plan remained at $22.65 per share for Class A, Class T, and Class W shares.

During the third quarter of 2020, our board of directors established a special committee comprised solely of its independent directors to conduct a review of a potential strategic transaction with SmartStop. As a result of this process, on November 10, 2020, the Company, SmartStop, and Merger Sub, entered into the Merger Agreement in connection with the Merger. The Merger Agreement provides that SmartStop will acquire the Company by way of a merger of the Company with and into Merger Sub, with Merger Sub being the surviving entity in the Merger. See Note 11, Subsequent Events, of the Notes to the Consolidated Financial Statements for additional information related to the Merger and other transactions entered into in conjunction with the Merger Agreement.

As of September 30, 2020, we wholly owned 24 operating self storage properties located in nine states (Arizona, California, Florida, Nevada, New Jersey, North Carolina, Texas, Virginia and Washington) comprising approximately 18,000 units and 2.0 million net rentable square feet as well as 50% equity interests in five unconsolidated real estate ventures located in the Greater Toronto Area. Our unconsolidated real estate ventures consist of one operating self storage property and four parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres owning the other 50% of such entities. In addition, we had entered into one other contribution agreement with respect to a tract of land in the Greater Toronto Area owned by SmartCentres. For more information, see Note 4 of the Notes to the Consolidated Financial Statements.

As of September 30, 2020, our wholly owned self storage portfolio was comprised as follows:

State	No. of Properties	Units(1)	Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)		Rental Income %(4)
Arizona	1	720	79,000	3.9%	80%	(5)	1.1%
California	2	1,620	154,000	7.5%	69%	(6)	4.4%
Florida	5	3,830	519,100	25.4%	86%	(7)	22.2%
Nevada	2	1,220	131,500	6.4%	94%		8.6%
New Jersey	1	1,900	158,000	7.7%	96%		13.0%
North Carolina	2	1,910	176,500	8.6%	88%		7.7%
Texas	8	4,610	605,900	29.7%	92%		28.5%
Virginia	1	830	71,000	3.5%	92%		5.5%
Washington	2	1,180	146,000	7.3%	92%		9.0%

	24	17,820	2,041,000	100%	89%	(3)	100%

(1)	Includes all rentable units, consisting of storage units and parking units (approximately 690 units).
(2)	Includes all rentable square feet consisting of storage units and parking units (approximately 250,000 square feet).
(3)

Represents the occupied square feet of all facilities we owned in a state divided by total rentable square feet of all the facilities we owned in such state as of September 30, 2020. As of September 30, 2020, the following properties were not physically stabilized: Ocoee, Surprise, Escondido, and Punta Gorda. Excluding these properties, our total physical occupancy was approximately 93%.

(4)	Represents rental income for all facilities we own in a state divided by our total rental income for the month ended September 30, 2020.
(5)	We acquired the Surprise property, at certificate of occupancy, with initial occupancy of 0%, in December 2019. The occupancy was approximately 80% as of September 30, 2020.
(6)	We acquired the Escondido property, at certificate of occupancy, with initial occupancy of 0%, in January 2020. The occupancy was approximately 52% as of September 30, 2020.
(7)

We acquired the Ocoee property, a lease-up property, with initial occupancy of 37%, in November 2019. The occupancy was approximately 83% as of September 30, 2020. We acquired the Punta Gorda property, a lease-up property, with initial occupancy of 46%, on June 18, 2020. The occupancy was approximately 67% as of September 30, 2020.

Investments in Unconsolidated Real Estate Ventures

We have entered into joint venture agreements with a subsidiary of SmartCentres, an unaffiliated third party, for tracts of land owned by SmartCentres that are intended to be developed into self storage facilities. We account for these investments using the equity method of accounting and they will be stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings (loss) will generally be recognized based on our ownership interest in the earnings of each of the unconsolidated investments. On June 16, 2020, the East York property obtained certificate of occupancy and commenced operations, with initial occupancy of 0%. The occupancy was approximately 15% as of September 30, 2020.

The following table summarizes our investments in unconsolidated real estate ventures as of September 30, 2020:

	Location	Date Real Estate Venture Acquired Land	Estimated Property Completion Date	Equity Ownership %	Approx. Units at Completion	Approx. Sq. Ft. (net) at Completion
Oshawa Property	Oshawa, Ontario	September 2018	Second half of 2021	50%	900	119,000
East York Property	East York, Ontario	January 2019	Commenced Operations June 16, 2020	50%	1,000	100,000
Brampton Property	Brampton, Ontario	September 2019	Fourth Quarter of 2020	50%	1,030	133,000
Vaughan Property	Vaughan, Ontario	August 2019	First Quarter of 2021	50%	880	119,000
Scarborough Property	Scarborough, Ontario	August 2020	Second half of 2021	50%	880	90,000

					4,690	561,000

Critical Accounting Policies

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this report. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our long-lived assets have been impaired; the determination of the useful lives of our long-lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 of the Notes to the Consolidated Financial Statements, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We account for acquisitions in accordance with GAAP which requires that we allocate the purchase price of a property to the tangible and intangible assets acquired and the liabilities assumed based on their relative fair values. This guidance requires us to make significant estimates and assumptions, including fair value estimates, which requires the use of significant unobservable inputs as of the acquisition date.

The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. We also consider whether in-place, market leases represent an intangible asset. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available.

Our allocations of purchase prices are based on certain significant estimates and assumptions, variations in such estimates and assumptions could result in a materially different presentation of the consolidated financial statements or materially different amounts being reported in the consolidated financial statements.

Impairment of Long-Lived Assets

The majority of our assets, other than cash and cash equivalents, consist of long-lived real estate assets as well as intangible assets related to our acquisitions. We will evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our long-lived assets, including those held through joint ventures. When indicators of potential impairment are present, we will assess the recoverability of the particular asset by determining whether the carrying value of the asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the value of the long-lived asset and recognize an impairment loss. Our evaluation of the impairment of long-lived assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss recognized, if any, may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures in accordance with relevant accounting guidance. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under such accounting guidance could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the joint venture entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We made an election under Section 856(c) of the Internal Revenue Code of 1986 (the “Code”) to be taxed as a REIT under the Code, commencing with the taxable year ended December 31, 2017. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial condition and results of operations. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Recent Market Conditions

Our rental revenue and operating results depend significantly on the demand for self storage space. Since the beginning of the COVID-19 pandemic in March 2020, our operations have been affected by COVID-19 in various ways, including but not limited to, national and local jurisdictions issuing orders causing temporary restrictions on our business in certain markets, temporary shutdowns of certain of our facilities, customer behavior and their comfort levels visiting our facilities, as well as the broader economic impacts of COVID-19. The financial impact associated with these items were most significant in the second quarter of 2020, with customer demand for self storage resuming at or above normalized levels during the third quarter of 2020.

Since the beginning of March 2020, we have been focused on creating a safe environment for our customers and employees given the spread of COVID-19. We have instituted the use of masks, plastic dividers, additional cleaning measures and social distancing at all of our self storage facilities. We have also adjusted our in-store operations in order to comply with the various governmental orders, and, in certain cases, we had to temporarily close some of our offices. Additionally, we have expanded our options for customers to rent units via contactless means, including directly through our website and call center. Implementing additional safety measures, including personal protective equipment, as well as various field personnel one-time cash bonuses, resulting in increased property operating expenses during 2020.

Various jurisdictions issued orders or proclamations impacting our ability to charge certain fees, conduct auctions or increase our rental rates. Beginning in mid-March, we elected to suspend auctions and rate increases for our existing customers, as well as suspend or waive certain fees. At the end of the second quarter 2020, in certain jurisdictions, we resumed certain of the foregoing operating procedures on a modified basis, including auctions and charging late fees. While many of the restrictions initially implemented lapsed during the third quarter, we are still subject to some restrictions at certain locations. To date there has been no significant change in our rent collections. However, rent collections could be impacted by prolonged economic stress and unemployment, which could affect our customers’ ability to pay rent and thus would increase bad debt expense.

We experienced reduced rental activity during late March and April, as well as lower prices offered by our competitors, which caused lower rental rates for our incoming customers during the second quarter. As a result of market conditions, and the suspension of existing customer rate increases and certain forgone fees, we saw a negative impact on our revenues in the second quarter.

Many of these factors improved throughout the third quarter, along with increased self storage demand, resulting in revenue returning to more normalized seasonal levels. Our rental activity during the third quarter was strong, we were able to resume existing customer rate increases in most markets, customer collections remained relatively consistent, and our asking rates to new customers continued to improve on a year-over-year basis.

Below is a summary of the business indicators, drivers, and metrics which were impacted by the COVID-19 pandemic for the third quarter of 2020 as compared to the second quarter 2020:

•

Resumed existing customer rate increases on a modified basis beginning July 2020 and through the third quarter 2020, as compared to no rate increases for our existing customers during second quarter 2020;

•

A reduction in late fees during third quarter 2020 of approximately 24% on a same-store basis as compared to third quarter 2019, an improvement from second quarter 2020, in which same-store late fees declined 31% year-over-year;

•

Same-store move-ins increased approximately 16% during third quarter 2020 as compared to third quarter 2019, an improvement from the decline of approximately 6% year-over-year during the second quarter 2020;

•	Same-store move outs increased approximately 1% during third quarter 2020 as compared to third quarter 2019, as compared to the decline of approximately 5% year-over-year for the second quarter 2020;

•	Rents billed and collected within the same month, remained consistent on year-over-year basis at approximately 97% during the third and second quarters of 2020.

The ultimate extent and duration of the COVID-19 pandemic and the resulting impact, including the corresponding governmental orders or broader economic condition and any associated impact on the demand for self storage space or on our business, financial condition, collections, bad debt expense, liquidity, results of operations and prospects will depend on future developments, which are highly uncertain and cannot be predicted. This includes new information that may also emerge concerning the breadth or severity of the COVID-19 outbreak, as well as the actions to contain or treat its impact.

Results of Operations

Overview

We derive revenues principally from: (i) rents received from tenants who rent storage units under month-to-month leases at each of our self storage facilities; and (ii) sales of packing and storage related supplies at our storage facilities. Therefore, our operating results depend significantly on our ability to retain our existing tenants and lease our available self storage units to new tenants, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our tenants making their required rental payments to us.

Competition in the market areas in which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

As of September 30, 2020 and 2019, we owned 24 and 17 self storage facilities, respectively. The comparability of our results of operations was significantly affected by our acquisition activity in 2019 and 2020 as listed below.

•

Our operating results for the three months ended September 30, 2019 include full period results for 16 self storage facilities and partial period results for one self storage facility acquired during the third quarter of 2019. Our operating results for the three months ended September 30, 2020 include full period results for 24 self storage facilities. As such, we believe there is little basis for comparison between the three months ended September 30, 2020 and 2019. Operating results in future periods will depend on the results of operations of these properties and the real estate properties that we acquire in the future.

•

Our operating results for the nine months ended September 30, 2019 include full period results for 14 self storage facilities and partial period results for three self storage facilities acquired during the first three quarters of 2019. Our operating results for the nine months ended September 30, 2020 include full period results for 22 self storage facilities and partial period results for two self storage facilities acquired during the first two quarters of 2020. As such, we believe there is little basis for comparison between the nine months ended September 30, 2020 and 2019. Operating results in future periods will depend on the results of operations of these properties and the real estate properties that we acquire in the future.

Comparison of the Three Months Ended September 30, 2020 and 2019

Total Revenues

Total revenues for the three months ended September 30, 2020 and 2019 were approximately $6.1 million and $4.5 million, respectively. The increase in total revenues is primarily attributable to a full quarter of operations for 24 properties in the third quarter of 2020, compared to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019. We expect total revenues to increase in the future commensurate with our future acquisition activity and lease-up of our non-stabilized properties.

Property Operating Expenses

Property operating expenses for the three months ended September 30, 2020 and 2019 were approximately $2.5 million (approximately 41% of total revenues) and $1.7 million (approximately 37% of total revenues), respectively. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full quarter of operations for 24 properties in the third quarter of 2020, compared to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019. The increase in property operating expenses as a percentage of total revenues is primarily a result of the lease-up and certificate of occupancy properties that were acquired in the fourth quarter of 2019 and the first two quarters of 2020. We expect property operating expenses to increase in the future as our operational activity increases but decrease as a percentage of total revenues as we lease-up our non-stabilized properties.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the three months ended September 30, 2020 and 2019 were approximately $1.2 million and $0.8 million, respectively. Property operating expenses - affiliates includes property management fees and asset management fees. The increase in property operating expenses - affiliates is primarily attributable to a full quarter of operations for 24 properties in the third quarter of 2020, compared to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019. We expect property operating expenses - affiliates to increase in the future as our operational activity increases.

General and Administrative Expenses

General and administrative expenses for the three months ended September 30, 2020 and 2019 were approximately $0.9 million and $0.7 million, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, transfer agent fees, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses is primarily attributable to professional expense and board of directors costs related to our evaluation of and entry into the Merger Agreement. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended September 30, 2020 and 2019 were approximately $2.7 million and $2.6 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full quarter of operations for 24 properties in the third quarter of 2020, compared to a full quarter of operations for 16 properties and partial quarter of operations for one property acquired in the third quarter of 2019, partially offset by certain of our intangible assets associated with in-place leases being fully amortized during 2019 and 2020. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the three months ended September 30, 2020 and 2019 were approximately $0.1 million and $0.2 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses - affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the three months ended September 30, 2020 and 2019 were approximately $4,000 and $0.1 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the three months ended September 30, 2020 and 2019 was approximately $1.1 million and $0.5 million, respectively. The increase in interest expense is primarily attributable to debt obtained in conjunction with certain of the properties we acquired subsequent to September 30, 2019 offset by lower interest rates related to the KeyBank Revolving Credit Facility, the CMBS Loan, and the TCF Loan. We expect interest expense to fluctuate in the future commensurate with our future debt level.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the three months ended September 30, 2020 and 2019 were approximately $0.4 million and $0.1 million, respectively. The increase in interest expense - debt issuance costs was primarily due to the write off of approximately $0.2 million of debt issuance costs in accordance with GAAP during the three months ended September 30, 2020. We expect interest expense - debt issuance costs to fluctuate in the future commensurate with our future financing activity.

Same-Store Facility Results - Three months ended September 30, 2020 and 2019

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since July 1, 2019) for the three months ended September 30, 2020 and 2019. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition or lease up activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2020	2019	% Change	2020	2019	% Change	2020		2019	% Change
Revenue (1)	$4,447,642	$4,348,102	2.3%	$1,646,904	$154,691	N/M	$6,094,546		$4,502,793	35.4%
Property operating expenses (2)	2,021,732	1,848,920	9.3%	861,532	77,858	N/M	2,883,264		1,926,778	49.6%

Property operating income	$2,425,910	$2,499,182	(2.9)%	$785,372	$76,833	N/M	$3,211,282		$2,576,015	24.7%
Number of facilities	16	16		8	1		24		17
Rentable square feet (3)	1,385,800	1,385,800		655,200	48,000		2,041,000		1,433,800
Average physical occupancy (4)	93.5%	89.6%		N/M	N/M		87.7%	(5)	89.6%
Annualized rent per occupied square foot (6)	$15.46	$15.67		N/M	N/M		$14.88		$15.61

N/M	Not meaningful
(1)	Revenue includes rental revenue, ancillary revenue, and administrative and late fees.
(2)

Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense and acquisition expenses, but includes property management fees.

(3)

Of the total rentable square feet, parking represented approximately 240,000 and 218,000 square feet as of September 30, 2020 and 2019, respectively. On a same-store basis, for the same periods, parking represented approximately 218,000 square feet.

(4)

Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

(5)	Total average physical occupancy includes the Surprise, Escondido, Ocoee, and Punta Gorda properties which were not physically stabilized as of September 30, 2020.
(6)

Determined by dividing the aggregate realized rental revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized rental revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

Our same-store revenue increased by approximately $0.1 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 primarily due to an increase in average physical occupancy of approximately 3.9%, partially offset by lower rates.

Our same-store property operating expenses increased by approximately $0.2 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 primarily due to an increase in property taxes.

The following table presents a reconciliation of net loss as presented on our consolidated statements of operations to property operating income, as stated above, for the periods indicated:

	For the Three Months Ended September 30,
	2020	2019
Net loss	$(2,903,717)	$(1,957,502)
Adjusted to exclude:
Asset management fees (1)	810,700	492,559
General and administrative	920,347	672,582
Depreciation	2,071,758	1,261,774
Intangible amortization expense	673,465	1,340,317
Acquisition expenses-affiliates	74,546	159,371
Other property acquisition expenses	4,327	74,074
Interest expense	1,067,673	476,423
Interest expense-debt issuance costs	376,783	61,784
Equity in loss of unconsolidated real estate venture	154,052	—
Other	(38,652)	(5,367)

Total property operating income	$3,211,282	$2,576,015

(1)	Asset management fees are included in Property operating expenses - affiliates in the consolidated statements of operations.

Comparison of the Nine Months Ended September 30, 2020 and 2019

Total Revenues

Total revenues for the nine months ended September 30, 2020 and 2019 were approximately $16.7 million and $12.3 million, respectively. The increase in total revenues is primarily attributable to a full period of operations for 22 self storage facilities and partial period of operations for two self storage facilities acquired during the first two quarters of 2020, compared to a full period of operations for 14 self storage facilities and partial period of operations for three self storage facilities acquired during the first three quarters of 2019. We expect total revenues to increase in the future commensurate with our future acquisition activity and lease-up of our non-stabilized properties.

Property Operating Expenses

Property operating expenses for the nine months ended September 30, 2020 and 2019 were approximately $6.9 million (approximately 41% of total revenues) and $4.1 million (approximately 34% of total revenues), respectively. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, and marketing. The increase in property operating expenses is primarily attributable to a full period of operations for 22 self storage facilities and partial period of operations for two self storage facilities acquired during the first two quarters of 2020, compared to a full period of operations for 14 self storage facilities and partial period of operations for three self storage facilities acquired during the first three quarters of 2019. The increase in property operating expenses as a percentage of total revenues is primarily a result of the lease-up and certificate of occupancy properties that were acquired in the fourth quarter of 2019 and the first two quarters of 2020. We expect property operating expenses to increase in the future as our operational activity increases but decrease as a percentage of total revenues as we lease-up our non-stabilized properties.

Property Operating Expenses - Affiliates

Property operating expenses - affiliates for the nine months ended September 30, 2020 and 2019 were approximately $3.4 million and $2.1 million, respectively. Property operating expenses - affiliates includes property management fees and asset management fees. The increase in property operating expenses - affiliates is primarily attributable to a full period of operations for 22 self storage facilities and partial period of operations for two self storage facilities acquired during the first two quarters of 2020, compared to a full period of operations for 14 self storage facilities and partial period of operations for three self storage facilities acquired during the first three quarters of 2019. We expect property operating expenses - affiliates to increase in the future as our operational activity increases.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2020 and 2019 were approximately $2.5 million and $1.8 million, respectively. General and administrative expenses consist primarily of legal expenses, directors’ and officers’ insurance, transfer agent fees, an allocation of a portion of our Advisor’s payroll related costs, accounting expenses and board of directors related costs. The increase in general and administrative expenses is primarily attributable to professional expense and board of directors costs related to our evaluation of and entry into the Merger Agreement and an increase in costs commensurate with the increase in our operational activity. We expect general and administrative expenses to increase in the future as our operational activity increases, but decrease as a percentage of total revenue.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the nine months ended September 30, 2020 and 2019 were approximately $8.6 million and $7.3 million, respectively. Depreciation expense consists primarily of depreciation on the buildings and site improvements at our properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions. The increase in depreciation and amortization expense is primarily attributable to a full period of operations for 22 self storage facilities and partial period of operations for two self storage facilities acquired during the first two quarters of 2020, compared to a full period of operations for 14 self storage facilities and partial period of operations for three self storage facilities acquired during the first three quarters of 2019, partially offset by certain of our intangible assets associated with in-place leases being fully amortized during 2019 and 2020. We expect depreciation and amortization expense to increase in future periods commensurate with our future acquisition activity.

Acquisition Expenses - Affiliates

Acquisition expenses - affiliates for the nine months ended September 30, 2020 and 2019 were approximately $0.3 million and $0.5 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect acquisition expenses - affiliates to fluctuate in the future commensurate with our acquisition activity.

Other Property Acquisition Expenses

Other property acquisition expenses for the nine months ended September 30, 2020 and 2019 were approximately $0.1 million and $0.3 million, respectively. Acquisition expenses primarily relate to the costs associated with our potential acquisitions of self storage facilities prior to the acquisitions becoming probable in accordance with our capitalization policy. We expect other property acquisition expenses to fluctuate in the future commensurate with our acquisition activity.

Interest Expense

Interest expense for the nine months ended September 30, 2020 and 2019 was approximately $3.1 million and $2.1 million, respectively. The increase in interest expense is primarily attributable to debt obtained in conjunction with certain of the properties we acquired subsequent to September 30, 2019, offset by lower interest rates related to the KeyBank Revolving Credit Facility, the CMBS Loan and the TCF Loan. We expect interest expense to fluctuate in the future commensurate with our future debt level.

Interest Expense - Debt Issuance Costs

Interest expense - debt issuance costs for the nine months ended September 30, 2020 and 2019 were approximately $1.1 million and $1.2 million, respectively. We expect interest expense - debt issuance costs to fluctuate in the future commensurate with our future financing activity.

Same-Store Facility Results - Nine months ended September 30, 2020 and 2019

The following table sets forth operating data for our same-store facilities (those properties included in the consolidated results of operations since January 1, 2019) for the nine months ended September 30, 2020 and 2019. We consider the following data to be meaningful as this allows for the comparison of results without the effects of acquisition or lease up activity.

	Same-Store Facilities			Non Same-Store Facilities			Total
	2020	2019	% Change	2020	2019	% Change	2020		2019	% Change
Revenue (1)	$9,497,411	$9,465,530	0.3%	$7,204,729	$2,805,962	N/M	$16,702,140		$12,271,492	36.1%
Property operating expenses (2)	3,962,066	3,897,780	1.6%	3,920,860	964,311	N/M	7,882,926		4,862,091	62.1%

Property operating income	$5,535,345	$5,567,750	(0.6)%	$3,283,869	$1,841,651	N/M	$8,819,214		$7,409,401	19.0%
Number of facilities	14	14		10	3		24		17
Rentable square feet (3)	1,037,800	1,037,800		1,003,200	396,000		2,041,000		1,433,800
Average physical occupancy (4)	91.8%	90.2%		N/M	N/M		80.3%	(5)	88.7%
Annualized rent per occupied square foot (6)	$14.57	$14.85		N/M	N/M		$14.89		$15.59

N/M Not meaningful

(1)	Revenue includes rental revenue, ancillary revenue, and administrative and late fees.
(2)

Property operating expenses excludes corporate general and administrative expenses, asset management fees, interest expense, depreciation, amortization expense and acquisition expenses, but includes property management fees.

(3)

Of the total rentable square feet, parking represented approximately 240,000 and 218,000 square feet as of September 30, 2020 and 2019, respectively. On a same-store basis, for the same periods, parking represented approximately 139,000 square feet.

(4)

Determined by dividing the sum of the month-end occupied square feet for the applicable group of facilities for each applicable period by the sum of their month-end rentable square feet for the period.

(5)	Total average physical occupancy includes the Surprise, Escondido, Ocoee, and Punta Gorda properties which were not physically stabilized as of September 30, 2020.
(6)

Determined by dividing the aggregate realized rental revenue for each applicable period by the aggregate of the month-end occupied square feet for the period. Properties are included in the respective calculations in their first full month of operations, as appropriate. We have excluded the realized rental revenue and occupied square feet related to parking herein for the purpose of calculating annualized rent per occupied square foot.

Our same-store revenue increased by approximately $30,000 for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 primarily due to an increase in average physical occupancy of approximately 1.6%, offset by the impact of the COVID-19 pandemic and the resulting reduction in late fees and pausing existing customer rate increases during the second quarter of 2020.

Our same-store property operating expenses increased by approximately $60,000 for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 primarily due to increased payroll expense due to bonuses to our store personnel.

The following table presents a reconciliation of net loss as presented on our consolidated statements of operations to property operating income, as stated above, for the periods indicated:

	For the Nine Months Ended September 30,
	2020	2019
Net loss	$(9,373,707)	$(7,119,204)
Adjusted to exclude:
Asset management fees (1)	2,358,356	1,352,797
General and administrative	2,502,863	1,782,454
Depreciation	5,899,252	3,533,813
Intangible amortization expense	2,746,401	3,774,255
Acquisition expenses-affiliates	342,192	481,857
Other property acquisition expenses	50,012	313,089
Interest expense	3,139,590	2,109,907
Interest expense-debt issuance costs	1,055,455	1,157,426
Equity in loss of unconsolidated real estate venture	168,689	—
Other	(69,889)	23,007

Total property operating income	$8,819,214	$7,409,401

(1)	Asset management fees are included in Property operating expenses - affiliates in the consolidated statements of operations.

Liquidity and Capital Resources

Cash Flows

A comparison of cash flows for operating, investing and financing activities for the nine months ended September 30, 2020 and 2019 is as follows:

	Nine Months Ended
	September 30, 2020	September 30, 2019	Change
Net cash flow provided by (used in):
Operating activities	$1,352,194	$397,364	$954,830
Investing activities	(27,149,635)	(65,435,881)	38,286,246
Financing activities	30,760,232	54,882,436	(24,122,204)

Cash flows provided by operating activities for the nine months ended September 30, 2020 and 2019 were approximately $1.4 million and $0.4 million, respectively, a change of approximately $1.0 million. The increase in cash provided by our operating activities is primarily the result of an increase in cash provided by operating assets and liabilities.

Cash flows used in investing activities for the nine months ended September 30, 2020 and 2019 were approximately $27.1 million and $65.4 million, respectively, a change of approximately $38.3 million. The decrease in cash used in our investing activities is primarily the result of decreases in cash used for purchase of real estate of approximately $22.6 million a return of capital on investments in unconsolidated real estate ventures of approximately $10.5 million, and a decrease in investments in unconsolidated real estate ventures of approximately $5.1 million for the nine months ended September 30, 2020.

Cash flows provided by financing activities for the nine months ended September 30, 2020 and 2019 were approximately $30.8 million and $54.9 million, respectively, a change of approximately $24.1 million. The decrease in cash provided by our financing activities is primarily the result of an increase in net proceeds from debt of approximately $37.3 million, offset by a decrease in net proceeds raised from our offering of approximately $59.9 million and an increase in distributions paid to common stockholders of approximately $2.0 million.

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of existing cash balances, capacity on our revolving credit facility, proceeds from secured or unsecured financing from banks or other lenders, net cash provided by property operations, and advances from our Advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our Advisor.

Distribution Policy

In order to give our board of directors maximum flexibility to monitor and evaluate the situation related to the financial impact of COVID-19, on March 30, 2020, our board of directors changed its distribution authorizations from a quarterly to monthly authorization starting with the second quarter of 2020.

On September 25, 2020, our board of directors changed its distribution authorizations from monthly back to quarterly for the fourth quarter of 2020 and the foreseeable future. In addition, the board of directors authorized a daily distribution rate of approximately $0.00427 per day per share on the outstanding shares of common stock payable to Class A, Class T and Class W stockholders of record of such shares as shown on our books at the close of business on each day of the period commencing on October 1, 2020 and ending December 31, 2020. In connection with these distributions, for the stockholders of Class T shares, after the stockholder servicing fee is paid, approximately $0.00361 per day will be paid per Class T share and for the stockholders of Class W shares, after the dealer manager servicing fee is paid, approximately $0.00396 per day will be paid per Class W share. Such distributions payable to each stockholder of record during a month will be paid the following month.

Historically, we have primarily made distributions to our stockholders using proceeds from the Public Offering in anticipation of future cash flow. As such, this reduces the amount of capital we will ultimately invest in properties. Because substantially all of our operations are performed indirectly through our Operating Partnership, our ability to pay distributions depends in large part on our Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund cash distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions or make the distributions out of net proceeds from the Public Offering. Though we presently intend to pay only cash distributions, and potentially stock distributions, we are authorized by our charter to pay in-kind distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter or distributions that meet all of the following conditions: (a) our board of directors advises each stockholder of the risks associated with direct ownership of the property; (b) our board of directors offers each stockholder the election of receiving such in-kind distributions; and (c) in-kind distributions are only made to those stockholders who accept such offer.

During our Offering, when we may raise capital more quickly than we acquire income-producing assets, we may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the Public Offering, if any. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Over the long-term, we expect that a greater percentage of our distributions will be paid from cash flows from operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment and the types and mix of investments in our portfolio. As a result, future distributions declared and paid may exceed cash flow from operations.

Distributions are paid to our stockholders as of the record date selected by our board of directors. We currently pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to continue to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our board of directors may increase, decrease or eliminate the distribution rate that is being paid at any time. Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class A Shares, Class T Shares and Class W Shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T Shares will likely be lower than distributions on Class A Shares because Class T Shares are subject to ongoing stockholder servicing fees and distributions of Class W Shares will likely be lower than distributions on Class A Shares because Class W Shares are subject to the ongoing dealer manager servicing fees. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

The following shows our distributions and the sources of such distributions for the respective periods presented:

	Nine Months Ended September 30, 2020		Nine Months Ended September 30, 2019
Distributions paid in cash - common stockholders	$5,791,928		$3,807,794
Distributions paid in cash - Operating Partnership unitholders	10,440		10,426
Distributions reinvested	5,290,598		3,530,610

Total distributions	$11,092,966		$7,348,830

Source of distributions
Cash flows provided by operations	$1,352,194	12.2%	$397,364	5.4%
Proceeds from the Primary Offering	4,450,174	40.1%	3,420,856	46.6%
Offering proceeds from distribution reinvestment plan	5,290,598	47.7%	3,530,610	48.0%

Total sources	$11,092,966	100.0%	$7,348,830	100.0%

From inception through September 30, 2020, we paid cumulative distributions of approximately $27.1 million, as compared to cumulative net loss attributable to our common stockholders of approximately $24.9 million. Net loss attributable to our common stockholders from inception through September 30, 2020, reflects non-cash depreciation and amortization of approximately $25.4 million, and acquisition related expenses of approximately $3.3 million.

For the nine months ended September 30, 2020, we paid distributions of approximately $11.1 million, as compared to a net loss attributable to our common stockholders of approximately $9.4 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2020 reflects non-cash depreciation and amortization of approximately $9.7 million and acquisition related expenses of approximately $0.4 million.

For the nine months ended September 30, 2019, we paid distributions of approximately $7.3 million, as compared to a net loss attributable to our common stockholders of approximately $7.1 million. Net loss attributable to our common stockholders for the nine months ended September 30, 2019 reflects non-cash depreciation and amortization of approximately $8.5 million and acquisition related expenses of approximately $0.8 million.

We must distribute to our stockholders at least 90% of our taxable income each year in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, we could be required to borrow funds from third parties on a short-term basis, issue new securities, or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. We are not prohibited from undertaking such activities by our charter, bylaws or investment policies, and we may use an unlimited amount from any source to pay our distributions. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash, which could reduce the value of our stockholders’ investment in our shares. In addition, such distributions may constitute a return of investors’ capital.

We may not be able to pay distributions from our cash flows from operations, in which case distributions may be paid in part from debt financing or from proceeds from the issuance of common stock in the Public Offering, if any. The payment of distributions from sources other than cash flows from operations may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

As a result of the suspension of our distribution reinvestment plan on November 10, 2020, our distributions will all be paid in cash until such time as our board of directors resumes our distribution reinvestment plan, if ever. Please see Note 11, Subsequent Events, the Notes to the Consolidated Financial Statements.

Indebtedness

As of September 30, 2020, our total indebtedness was approximately $126.1 million which included approximately $84.3 million of variable rate debt and approximately $42.6 million of fixed rate debt, less approximately $0.8 million in net debt issuance costs. As of December 31, 2019, our total indebtedness was approximately $109.1 million which included approximately $107.0 million of variable rate debt and approximately $2.2 million of fixed rate debt, less approximately $75,000 in net debt issuance costs.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness, if any.

Long-term potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, issuance of equity instruments and undistributed funds from operations. To the extent we are not able to secure requisite financing in the form of a credit facility or other debt, we will be dependent upon proceeds from the issuance of equity securities and cash flows from operating activities in order to meet our long-term liquidity requirements and to fund our distributions.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2020:

	Payments due during the years ended December 31,
	Total	2020	2021-2022	2023-2024	Thereafter
Mortgage interest(1)	$19,762,253	$979,862	$7,522,360	$3,593,193	$7,666,838
Mortgage principal(2)	$126,872,591	33,004	44,283,810	40,608,627	41,947,150

Total contractual obligations	$146,634,844	$1,012,866	$51,806,170	$44,201,820	$49,613,988

(1)

Interest expense on variable rate debt was calculated based upon the contractual rate in effect as of September 30, 2020. Interest expense on the Revolving KeyBank Credit Facility is calculated presuming the amount outstanding as of September 30, 2020 would remain outstanding through the maturity date of June 27, 2022.

(2)	Amount represents principal payments only, excluding debt issuance costs.

Off-Balance Sheet Arrangements

We have joint ventures with SmartCentres, which are accounted for using the equity method of accounting (Note 4). Other than the foregoing, we do not currently have any relationships with unconsolidated entities or financial partnerships. Such entities are often referred to as structured finance or special purpose entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Subsequent Events

Please see Note 11 of the Notes to the Consolidated Financial Statements.

Seasonality

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities which we believe will be slightly higher over the summer months due to increased moving activity.